Form 20-F
period 2010-12-31
Mecox Lane Ltd
filed 2011-04-29
CIK 1501775

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12 (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-34904

Mecox Lane Limited

(Exact name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road

Shanghai 200233, People’s Republic of China

(Address of Principal Executive Offices)

Paul Bang Zhang,

zhangbang@m18.com

22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road

Shanghai 200233, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing seven ordinary shares, par value $0.0001 per share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

405,192,257 ordinary shares, par value $0.0001 per share, as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this annual report on Form 20-F is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐             Accelerated filer  ☐            Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐

Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•

“we,” “us,” “our company,” “our” and “Mecox Lane” refer to Mecox Lane Limited, a Cayman Islands company, its predecessor entity, subsidiaries, its variable interest entities, or VIEs, and subsidiaries of these VIEs, if any;

•	“B2C e-commerce” refers to business-to-consumer e-commerce;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“Greater China area” refers to the PRC, Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents seven ordinary shares;

•

“online platform” refers to the combination of a channel for selling goods to consumers, including B2C and C2C e-commerce, catalog, telephonic and television direct sales, plus back office functions such as warehouse and logistics management, inventory management, customer service and payment processing. When calculating sales revenues of an online platform, only the revenues generated by the merchant which operates such platform will be counted;

•	“fast fashion” refers to the quick roll-out of new designs, generally less than six weeks from design to sale;

•

“comparable store sales” are reported based on net revenues, and stores are included in our comparable store sales beginning on the first anniversary of their first day of operation. Changes in our comparable store sales between two periods are based on net revenues of stores which were in operation during both of the two periods being compared and, if a store is included in the calculation of comparable store sales for only a portion of one of the two periods being compared, then that store is included in the calculation for only the comparable portion of the other period. There may be variations in the way in which some of our competitors and other apparel merchants calculate comparable or same store sales. As a result, data in this annual report regarding our comparable store net revenues may not be comparable to similar data made available by our competitors or other apparel and accessories merchants; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China; and all references to “$,” “US$” and “U.S. dollars” are to the legal currency of the United States.

Our financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, a majority of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in Renminbi, the legal currency of China. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our consolidated financial statements, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.60 to $1.00, the noon buying rate in effect as of December 31, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 22, 2011, the noon buying rate was RMB6.5067 to $1.00.

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010, and consolidated balance sheet data as of December 31, 2009 and 2010.

We and certain selling shareholders of our company completed the initial public offering of 13,504,286 ADSs, each representing seven ordinary shares, par value $0.0001 per share, on October 29, 2010. In October 2010, we listed our ADSs on the NASDAQ Global Market, or NASDAQ, under the symbol “MCOX.”

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our business strategies and initiatives as well as our business plans;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our expectations with respect to increased revenue growth and our ability to sustain profitability;

•	our products under development or planning;

•	our ability to attract clients and further enhance our brand recognition; and

•	trends and competition in the e-commerce and apparel and accessories industry.

This annual report also contains data related to the e-commerce and apparel and accessories industry in China, which include projections that are based on a number of assumptions. These market data include market data from (i) a report prepared by iResearch, an independent research and advisory firm, including a report commissioned by us, and (ii) China Internet Network Information Center, or CNNIC. The e-commerce and apparel and accessories industry in China may not grow at the rates projected by the market data, or at all. The failure of the markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects” below.

The following selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements which are included elsewhere in this annual report. Our selected consolidated statement of operations data for the year ended December 31, 2007 and the consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period.

Our selected consolidated statement of operations data for the year ended December 31, 2006 and our consolidated balance sheets as of December 31, 2006 have been derived from our unaudited consolidated financial statements, which are not included in this annual report. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues:
Online Platform	34,268	56,568	92,438	129,362	178,768
Directly operated stores	350	4,786	13,915	37,388	30,710
Franchised stores	—	5	1,174	10,939	18,063

Total net revenues	34,618	61,359	107,527	177,689	227,541

Cost of goods sold (excluding depreciation and amortization)
Online platform	19,540	31,438	51,610	74,490	107,389
Directly operated stores	176	2,007	6,173	16,055	13,522
Franchised stores	—	4	696	6,512	11,731

Total cost of goods sold (excluding depreciation and amortization)	19,716	33,449	58,479	97,057	132,642

Operating expenses:
Selling general and administrative expenses	21,697	23,124	43,300	68,505	86,245
Depreciation and amortization	386	559	1,454	3,598	4,468
Other income, net	(57)	(177)	(23)	(254)	(775)

Total operating expenses	22,026	23,506	44,731	71,849	89,938

Income (loss) from operations	(7,124)	4,404	4,317	8,783	4,961
Interest income	75	103	510	351	441

Income (loss) before income taxes and noncontrolling interests	(7,049)	4,507	4,827	9,134	5,402
Income tax expense (benefit)	(401)	395	1,275	1,922	958

Net income (loss)	(6,648)	4,112	3,552	7,212	4,444

Net income attributable to noncontrolling interests	—	—	—	—	(14)
Net income attributable to Mecox Lane Limited shareholders	(6,648)	4,112	3,552	7,212	4,430
Earnings (loss) per ordinary share:
Basic	$(0.05)	$0.01	$0.01	$0.02	$0.01
Diluted	$(0.05)	$0.01	$0.01	$0.02	$0.01
Earning per ADS:
Basic	$(0.39)	$0.10	$0.08	$0.15	$0.07
Diluted	$(0.39)	$0.08	$0.08	$0.15	$0.06
Weighted average ordinary shares used in per share calculation
Basic	119,443,602	165,338,144	204,866,943	205,381,732	242,026,404
Diluted	119,443,602	329,055,611	331,009,675	332,293,300	396,873,164
Weighted average ADS used in per share calculation
Basic	17,063,371	23,619,734	29,266,706	29,340,247	34,575,201
Diluted	17,063,371	47,007,944	47,287,096	47,470,471	56,696,166
Other Financial Data
Adjusted net income (1)	680	4,414	5,238	9,853	7,790

(1)	We define adjusted net income, a non-GAAP financial measure, as net income excluding share-based compensation expenses. We review adjusted net income together with net income to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share- based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income is that it does not include all items that impact our net income for the period. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income in isolation from or as an alternative to net income prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of adjusted net income, a non-GAAP financial measure, from net income, our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of $)
Net income	(6,648)	4,112	3,552	7,212	4,444
Add back: share-based compensation expenses	7,328	302	1,686	2,641	3,346

Adjusted net income	680	4,414	5,238	9,853	7,790

	As of December 31,
	2006	2007	2008	2009	2010
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	6,585	14,512	10,136	18,758	86,012
Total assets	12,687	23,626	38,450	63,068	177,944
Total liabilities	8,484	14,131	23,036	37,756	42,259
Mezzanine equity:
Series B convertible non-redeemable preferred shares	18,477	18,477	18,477	18,477	—
Series C convertible non-redeemable preferred shares	3,114	3,114	3,114	3,114	—
Series D convertible non-redeemable preferred shares	3,764	3,764	3,764	3,764	—
Redeemable noncontrolling interests	—	—	—	25	39
Ordinary shares	17	20	21	21	41
Additional paid-in capital	23,783	24,758	26,475	29,116	159,437
Accumulated deficit	(45,531)	(41,418)	(37,866)	(30,654)	(26,223)
Total equity (deficit)	(21,127)	(15,859)	(9,940)	(67)	135,646
Total liabilities, mezzanine equity and equity (deficit)	12,687	23,626	38,450	63,068	177,944

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business

We face uncertainties regarding the growth of B2C e-commerce and market acceptance of our online platform, which could adversely affect our revenues and business prospects.

B2C e-commerce, from which we derive a significant portion of our revenues, is a relatively new and evolving industry and concept. The level of demand and market acceptance of our online platform are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors beyond our control. These factors include:

•	the growth of personal computer, Internet, broadband, mobile and other telephone users and penetration in China, and the rate of any such growth;

•	whether B2C e-commerce and online platform, particularly in China, continue to grow and the rate of any such growth;

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•	changes in customer demographics and public tastes and preferences; and

•	the popularity and price of product offerings that we and our competitors launch and distribute.

A decline in the popularity of online sales in general, or the e-commerce website and call centers that we operate, will adversely affect our revenues and business prospects.

Rapid changes in fashion trends, customer preferences and spending patterns may affect our sales and operating results.

Our success is largely dependent upon our ability to gauge the fashion tastes of our customers and to provide merchandise that satisfies customer demand in a timely manner. The women’s apparel and accessories retail business fluctuates according to changes in customer preferences dictated, in part, by fashion and season. The demand for home products, beauty and healthcare products and other products that we offer also fluctuates according to changes in customer preferences and market trends. Some of our past product offerings have not been well received by our customer base. To the extent we misjudge the market for our merchandise or the products suitable for the Chinese market, our sales will be adversely affected and the markdowns required to move the resulting excess inventory will adversely affect our operating results.

We operate in a highly competitive industry and our business depends on consumer spending patterns. If we cannot compete successfully or a significant number of our customers reduce their spending on our products, we may lose our market share and our revenues could decline.

A majority of our revenues derive from selling apparel and accessories primarily to young urban female customers. The e-commerce market is highly competitive in China. We compete with other B2C or C2C e-commerce operators that market lines of merchandise similar to what we offer, department stores and other international or domestic store-based fashion retailers and apparel companies that distribute branded apparel and accessories through non-proprietary retail or department stores. We face a variety of competitive challenges including:

•	sourcing products efficiently;

•	competitively pricing our products and achieving customer perception of value;

•	anticipating and quickly responding to changing customer demands;

•	maintaining favorable brand recognition;

•	developing innovative, high-quality products in sizes, colors and styles that appeal to customers; and

•	conducting strong and effective marketing activities in several diverse market segments.

Our business is sensitive to a number of factors that influence the levels of consumer spending, including recession, unemployment, levels of disposable consumer income, demographic changes to our targeted customer segments, consumer debt and consumer confidence. Consumers’ spending on apparel and accessories may not grow as we expected, or at all. Declines in consumer confidence and spending on apparel and accessories could have a material adverse effect on our operating results.

We have a limited history operating our sales channels, which may make it difficult for you to evaluate our business and prospects.

We have over eight years of experience in Internet marketing. We began offering women’s apparel and accessories in physical stores in 2006. Accordingly, we have a limited history operating all of our current sales channels upon which you can evaluate the viability and sustainability of our business. We may not be able to achieve similar results or growth in future periods. You should not rely on our results of operations for any prior periods as an indication of our future performance. It is also difficult to evaluate our prospects, because we may not have sufficient experience to address the risks frequently encountered by companies operating in new and rapidly evolving markets, including the online sales market. We may not be able to successfully address these risks and difficulties, which could materially harm our business, financial condition and results of operations.

We have granted an option of unlimited duration to ICL-Rampage Limited to require us to purchase ICL-Rampage Limited’s 20% minority interest in our subsidiary, Rampage China Limited. We are not able to determine the price that we may be obligated to pay under this option, and the amount may be beyond our ability to pay. Even if we are able to meet our obligation under the option, the payment to ICL-Rampage Limited may have a material adverse effect on our results of operations, our liquidity and the value of your investment in our ADSs or ordinary shares.

In February 2009, we and Iconix China Limited, or Iconix, jointly established Rampage China Limited, or Rampage Cayman, in the Cayman Islands. We, Iconix, and Rampage Cayman entered into a shareholders’ agreement, pursuant to which Iconix assigned and/or licensed all of its rights, titles and interests in and to certain trademarks in the Greater China area to Rampage Cayman as consideration for 20% of the shares of Rampage Cayman. In February 2010, Iconix transferred all its shares in Rampage Cayman and all of its rights and obligations under the shareholders’ agreement to ICL-Rampage Limited, its wholly-owned subsidiary.

Pursuant to the shareholders’ agreement, ICL-Rampage Limited will have the option, beginning upon the completion of the initial public offering, to require us to purchase any or all of its shares in Rampage Cayman. This option will be exercisable at any time, though ICL-Rampage Limited has agreed not to exercise it for a period of one year immediately following the closing of our initial public offering, and it has no termination date. The price that we would be required to pay to ICL-Rampage Limited would be determined by the following formula:

price =	(our market capitalization) ÷ (our net income for the most recent full financial year) × (the net income of Rampage Cayman for the most recent full financial year) × (percentage of Rampage Cayman equity we are required to purchase) × 0.75

Our market capitalization would be equal to the number of ordinary shares that we have outstanding times the price per ordinary share, with the price per ordinary share based on the average closing price for our ADSs on the 20 business days immediately prior to ICL-Rampage Limited’s delivery of an option exercise notice to us. Our net income and Rampage Cayman’s net income would each be based on our audited annual financial statements.

Since we are not able to predict our future share price or market capitalization, or our net income or Rampage Cayman’s net income for future years, we are not able to determine the price we may be obligated to pay pursuant to ICL-Rampage Limited’s option under the shareholders’ agreement. Although we consolidate the results of Rampage Cayman, it is possible for Rampage Cayman to have a net income equal to or greater than our consolidated net income in any year in the future, so the price could be a significant percentage of our market capitalization or even greater. If we are unable to meet our obligation under the option, ICL-Rampage Limited may have the right to force Rampage China into liquidation, in which case you will lose a portion or all of the value of your investment. Even if we are able to meet our obligation under the option, the payment to ICL-Rampage Limited may have a material adverse effect on our results of operations, our liquidity and the value of your investment in our ADSs or ordinary shares.

Furthermore, ICL-Rampage Limited will have the right to reacquire the trademarks it assigned to Rampage Cayman, for only nominal consideration, if we fail to make a loan totaling US$10 million to Rampage Cayman or if Rampage Cayman fails to achieve annual gross revenues of RMB400.0 million (US$60.6 million) by the fifth anniversary of the date of the shareholders’ agreement. See Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions.” Our business and results of operations may be adversely affected if we lose the right to Rampage trademarks.

We may not be able to manage the rapid growth of our physical store network effectively and the store opening costs may adversely affect our profitability in future periods.

As of December 31, 2010, we had 451 stores in 172 cities in China. We plan to explore various strategic options regarding our store-based retail operations. We may not be able to successfully and effectively manage the growth of our physical store network. Therefore, there is no assurance that the intended growth of our store network can be achieved or will be profitable. If we do not successfully manage the expansion of our store network, our operating costs may increase and our sales and financial results may be adversely affected. In addition, an economic downturn, which may adversely affect the profitability of our stores, could result in longer lead-time for new stores to reach their optimal operating levels.

In addition, we incur costs and expenses when a new store is opened. For our directly operated stores, we will incur rent, employee expenses, the costs of leasehold improvements and store fixtures. For our franchised stores, we will incur expenses relating to our provision of certain leasehold improvements, store fixtures and lightings to our franchisees. We record expenses relating to our provision of certain leasehold improvements for franchised stores when these expenses are incurred. The effect of store openings could potentially adversely affect our profitability, particularly in the first 12 to 18 months after store openings.

We have limited experience with franchising arrangements, and our efforts to expand across China through franchising arrangements may not be successful and could impair the value of our brands and our results of operation.

As of December 31, 2010, we had entered into franchise agreements with franchisees to operate 327 stores across China. Under these agreements, third parties operate, or will operate, stores that sell apparel and accessories purchased from us under our Euromoda and Rampage brands. Prior to 2007, we had no experience operating through these types of franchising arrangements, and we can provide no assurance that these arrangements will be successful. We plan to continue to increase these types of arrangements over time as part of our efforts to expand into less developed markets in China. The effect of these arrangements on our business and results of operations is uncertain and will depend upon various factors, including the demand for our products in new local markets and our ability to successfully identify and work with appropriate third parties to act as franchisees. In addition, these franchisees may not be able to meet their projections regarding store openings, sales and other aspects of franchising arrangements. Moreover, to the extent that these franchisees do not operate their stores in a manner consistent with our requirements regarding our brand identities and customer experience standards, the value of our brands could be impaired. Failure to protect the value of our brands or any other harmful acts or omissions by a franchisee could have an adverse effect on our results of operations and our reputation.

In addition, because we have limited contact with our end customers in the local markets covered by franchised stores, we rely substantially on our franchisees to gauge market demand. As such, we have little or no ability to independently predict sales or market demand, and it remains difficult for us, or our investors, to assess our prospective financial and operational performance in these local markets. Any failure to accurately predict demand by our franchisees in the local markets in which we offer products would adversely affect our results of operations and business.

We rely significantly on the proper operation and maintenance of our e-commerce website M18.com, and any capacity constraint or operation interruption for any extended period may have an adverse impact on our B2C e-commerce business.

A key element of our strategy is to generate a high volume of traffic and orders on the M18.com site. Accordingly, the satisfactory performance, reliability and availability of the M18.com site, transaction- processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and maintain adequate customer service levels. Our revenues depend on the number of visitors who shop on the M18.com site and the volume of orders we fulfill. Any failure to maintain the satisfactory performance, reliability, security and availability of our network and computer infrastructure may cause significant harm to our reputation and our ability to attract and maintain Internet customers. From time to time, our Internet customers in certain locations could not gain access to our M18.com site for a period of time lasting from several minutes to several hours, due to server interruptions, power shutdowns, Internet connection problems or other reasons. Any server interruptions, break-downs or system failures, including failures which may be attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our M18.com site, could reduce the volume of the products we sell and the attractiveness of our product offerings. In addition, any substantial increase in the volume of traffic on the M18.com site or the number of orders placed by customers will require us to expand and upgrade further our technology, transaction- processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of the M18.com site or timely expand and upgrade our systems and infrastructure to accommodate such increases.

Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events. We maintain limited insurance policies covering losses relating to our network systems. As a result, any operation interruptions for any expended period not covered by our insurance may have an adverse impact on our revenues and results of operations.

E-commerce security risks, such as breaches of security for confidential transactional information, may have an adverse impact on our business, prospects, financial condition and results of operations.

A significant barrier to e-commerce and communications is the secure transmission of confidential information over public networks. We rely on self-developed encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer names, addresses and credit card numbers. Currently, a portion of our Internet selling revenues is generated from sales through third-party online payment platforms. In such transactions, secured transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks, in some cases including our e-commerce website as well, is essential to maintain consumer confidence. We do not have control over the security measures of third-party online payment service providers. While we have not experienced any breach of our security measures to date, there can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by us or third-party service providers to protect customer transaction data. If any such compromise of our or such third-party service providers’ security were to occur, it could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations. A party who is able to circumvent these security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and our e-commerce website in particular, especially as a means of conducting commercial transactions. To the extent that activities of us or third-party service providers involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. There can be no assurance that our or third-party service providers’ security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on our business, prospects, financial condition and results of operations.

We rely on proper operation and maintenance of our management information system. Any malfunction for any extended periods may have an adverse impact on our operational efficiency.

Our management information system, together with our experience and knowledge in this field, is a critical aspect of our capabilities in operating our business. Our e-commerce, call center and physical store operations rely on the sustained proper operation of our management information system. Our management information system provides a database of information and information gathering and management capabilities regarding customer information, sales records, inventory levels and various other facets of the business to assist business management and help ensure effective communication among various branches and stores of the business. We cannot assure you that our management information system will operate properly or without interruption. Any malfunction to any part or all of our management information system for a prolonged period may cause delays in operations or impairment of our overall business efficiency. We also cannot ensure that the level of security currently maintained will be sufficient to protect the system from third-party intrusions, viruses, lost or stolen data or similar situations.

Additionally, as one of our growth and development strategies in the next few years, we plan to upgrade and improve our management information system. We cannot assure you that there will be no interruptions to our management information system during the upgrades or that the new management information system will be able to integrate fully with the existing information system. If our existing or future management information system does not function properly, it could cause unanticipated system disruptions and slower response times, affecting data transmission, which in turn, could materially and adversely affect our business and results of operations.

We are dependent on positive public recognition of our brands. Failure to effectively promote or develop our brands could materially and adversely affect our sales and profits.

A significant portion of our total net revenues is derived from sales of our Euromoda- and Rampage- branded apparel and accessories products in China. Brand image is an important factor which affects a customer’s purchasing decision with respect to our products. Our success therefore depends on, among other things, market recognition and acceptance of our private brands and the culture, lifestyle and images associated with the brands, some of which may not be within our control. We only began designing, promoting and selling Rampage-branded products in China in 2009 and have limited experience in managing the Rampage brand. To effectively promote these brands, we would have to be able to build and maintain the brand image by focusing on a variety of promotional and marketing activities to promote brand awareness, as well as to increase their presence in the markets in which we compete. There is no assurance that we will be able to effectively promote or develop these brands and if we fail to do so, the goodwill of such brands may be undermined and our business as well as its financial results may be adversely affected. In addition, negative publicity or disputes regarding our brands, products, company or management could materially and adversely affect public perception of our brands. Any impact on our ability to continue to sell products of one or more of our brands or any significant damage to one or more of our brands’ images could materially and adversely affect our sales and profits.

Our sales may be affected by seasonality and weather conditions.

The performance of our businesses is subject to seasonal fluctuations. For example, our revenues are relatively low during the Chinese New Year period in the first quarter of each year when customers tend to do less online shopping. Our revenues in the third quarter of each year also tend to be lower than other months because we sell apparel for the summer season then, which normally has lower unit prices compared to our apparel for the autumn and winter seasons. Extreme changes in weather patterns could also affect customers’ purchasing behavior, which may lead to fluctuations in our sales revenues. For example, the unusually prolonged cold weather in the first quarter of 2010 resulted in lower than expected demand for spring apparel. As a result, we believe that comparisons of our operating results and net income over any interim periods may not be an accurate indicator of our future performance.

If we cannot market and sell third-party branded products through our online platform successfully, our brand reputation, revenue growth and results of operations will be adversely and materially impaired.

We offer third-party branded products through our online platform. We plan to introduce more new brands into our online platform and are currently in discussions with several third-party brand owners, particularly owners of apparel and accessories brands to distribute their branded products through our online platform. We launched 317 third-party brands in 2010. We cannot assure you that this growth strategy will succeed.

We try to cooperate with those brands that are consistent with our existing brand portfolio strategy and cater to sub-segments of customers of different tastes and age. However we may misjudge the branding image and the brands we work with may turn out to be cannibalizing our existing customer base. Third-party brands reserve the rights to market and sell their products through other channels such as stores, which could cause channel conflicts and reduce our sales volume. Where we have negotiated exclusive distribution rights, we may lose such rights if we fail to meet the sales target provided in the contracts. In addition, certain aspects of these third-party products are not directly within our control, such as the ability of these third parties to deliver quality products to us on time and to maintain their brand reputation. To the extent that these third parties do not operate their business successfully or encounter a material product liability claim or other legal proceedings, the value of our brands and platform could be impaired, which could in turn, have an adverse effect on our reputation and our results of operations.

We offer Euromoda- and Rampage-branded apparel and accessories through our online platform and stores, and may be subject to price conflicts, which could adversely affect our reputation and business.

We offer our Euromoda- and Rampage- branded apparel and accessories through both of our online platform and physical stores. To avoid competition and conflicts between our online platform and stores, we generally adopt a unified price to end customers across online platform and stores for the same product during most of its life cycle. In particular, we require our franchisees to comply with our price control policy through our franchising agreements. However, there is no assurance that our policy to avoid price conflicts will be successful. If we misprice any product on our online platform or in our stores, or if any franchisee violates our policy by selling any products at a discount without our consent, our customers could be confused by different prices of the same product, and our reputation and business could be adversely affected.

We may not successfully integrate newly acquired or licensed brands or businesses into our business model, and our sales and profits may suffer as a result.

We may acquire or obtain licenses to operate additional brands to expand our brand portfolio in the future. Our ability to achieve such expansion depends on our ability to identify the appropriate additional brands and to initiate, negotiate and complete the acquisition of or obtain the license for such brands.

In addition, we may experience difficulties in integrating the newly acquired or licensed brands or businesses into our existing business model and in retaining the key personnel to manage such acquired or licensed brands or businesses. The cost and duration of integration could also exceed our original estimation. Any impact on our ability to continue to sell products of one or more of our brands, or any significant damage to one or more of our brands’ images, could materially and adversely affect our sales and profits.

We procure products from our suppliers, and our products are subject to risks associated with product sourcing, which may impair our operating margins and profitability. Potential product liability claims may adversely impact our reputation, results of operations, financial performance and business as well.

We do not possess internal manufacturing capability, and we outsource the production of nearly all of our products, including the printing of our catalogs, to third-party suppliers including OEM suppliers and third-party branded product suppliers. Such arrangements carry with them risks associated with the possibility that the relevant suppliers may: (i) have economic or business interests or goals that are inconsistent with ours; (ii) take actions contrary to our instructions or requests or contrary to our policies or objectives; (iii) be unable or unwilling to fulfill their obligations under the relevant manufacturing or contractual arrangements, including obligations to meet our production deadlines, quality standards and product specifications; (iv) have financial difficulties; (v) encounter raw material or labor shortages; (vi) encounter increases in raw material or labor costs which may impact our merchandise procurement cost; and (vii) engage in activities or employ practices that may harm our reputation. The occurrence of any of these problems, alone or together, could have a material and adverse effect on our results of operations, financial performance and business. For example, some of our OEM suppliers were not able to deliver products to us on schedule in the first quarter of 2010 partly due to labor shortages experienced by manufacturers in coastal areas of East China and South China. As reported by media in China and worldwide, the labor shortage was partly attributable to peasant workers’ expectation of higher salaries and benefits than the then market rates and their seeking working opportunities closer to home. This has triggered subsequent salary increases in some regions in China and some manufacturers’ relocation to inland China. As a result, we experienced a substantial merchandise shortage for the first quarter of 2010.

In addition, if we experience significant increases in demand, or need to replace a significant number of existing suppliers, there can be no assurance that additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier would allocate sufficient capacity to us in order to meet our requirements. Furthermore, suppliers may deliver products to us by third-party carriers over long distances. Delays in the shipment or delivery of our products due to transportation shortages, work stoppages, port strikes, infrastructure congestion, or other factors could adversely impact our financial performance. Manufacturing delays or unexpected demand for our products may require us to use faster, but more expensive, transportation methods such as aircraft, which could adversely affect our operating margins and profitability.

Although our dedicated quality assurance and control team is responsible for inspecting product quality at every stage of product manufacturing for our private brand products, we may not have effective or sufficient control over the quality of our products under the current outsourcing manufacturing arrangements. We maintain product liability insurance for the products sold by us with a cap of RMB10.0 million ($1.5 million), but there is no assurance that such insurance is sufficient to cover all of our losses caused by a material product liability claim. A successful product liability claim brought against us or a requirement to participate in a product recall may have a material adverse effect on our business and financial results. In addition, we may incur significant resources and time to defend ourselves if legal proceedings are brought against us. If any such claims are made, our reputation, results of operations, financial performance and business may be materially and adversely affected.

The financial soundness of our franchisees and vendors could affect our earnings and cash flow.

As a result of the disruptions in the financial markets and other macro-economic challenges currently affecting the economy of China and other parts of the world, our franchisees, product or service suppliers and other vendors may experience cash flow concerns. As a result, franchisees may order fewer products from us and vendors may increase their prices, reduce their output or change terms of sales. Additionally, if the operating and financial performance of our product or service suppliers and/or vendors deteriorates, or if they are unable to make scheduled payments or obtain credit, vendors may restrict credit or impose different payment terms. Any reduction in purchases from our franchisees or any demands by vendors for different payment terms may adversely affect our earnings and cash flow.

We may not be able to renew the leases of our directly operated stores and office, warehouse and call center space on reasonable terms or at all and our sales and financial results may be adversely affected as a result.

As of December 31, 2010, we operated 124 directly operated stores. We lease our store space primarily from mall operators or other shopping place owners generally for an initial term of no more than five years. We also leased an aggregate of approximately over 10,000 square meters of office, warehouse and call center space in China as of March 2011. There is no assurance that each of the leases will be renewed upon expiry or on reasonable terms. If we are unable to renew the leases of our directly operated stores or unable to renew them on reasonable terms, we would need to relocate the relevant stores, which could lead our stores to be less appealing to our customers. Renewal of leases at unfavorable terms will result in increased rental expenditure for us. In such cases, our sales and financial results may be adversely affected.

We rely on services from third parties to carry out our business, and if there is any interruption or deterioration in the quality of these services, our business and results of operations may be materially and adversely affected.

The delivery of the products from our warehouses to our individual customers and stores locally and throughout China is conducted by third-party express courier companies and EMS, the national express mail service operated by the China Postal Office. Such shipping services could be suspended and therefore interrupt the delivery of our products if unforeseen events occur which are beyond our control, such as poor handling of and damage to our products, transportation bottlenecks, natural disasters or labor strikes. Relying on express courier companies and EMS increases the risk that we may fail to deliver finished products to individual customers or retail stores on time. If our products are not delivered on time or are delivered in a damaged state, our market reputation could be adversely affected. The occurrence of any of these problems alone, or together, could have a material and adverse effect on our results of operations, financial performance and business.

We also rely on various third parties to operate our business, such as professional photographers and advertising service providers. Any interruption in our ability to obtain the services of these or other third parties or deterioration in their performance could impair the timeliness and quality of our operations. Furthermore, if our arrangements with any of these third parties are terminated or modified against our interest, we may not be able to find alternative solutions for our business on a timely basis or on terms favorable to us or at all. If any of the above factors happens, our customers may cease shopping on one or more of our platforms as a result, which could materially and adversely affect our business and results of operations.

We rely on effective marketing efforts to maintain and increase our revenues. Inefficient marketing approaches may adversely affect our revenue growth and results of operation.

We rely on effective marketing efforts tailored to our targeted customers to maintain and increase our revenues. Our marketing activities may not be well received by our customers or potential customers or promote levels of customer purchases as we predicted. We may also incur higher levels of marketing expenses to generate our anticipated levels of customer purchases, which would adversely affect results of operations. Marketing approaches and tools in the consumer product market in China are evolving. This requires us to enhance our marketing approaches to keep pace with the industry development and customer preferences. Our failure to refine our existing marketing approaches or to introduce new effective marketing approaches could reduce our market share and cause our revenues to decline.

We plan to expand our logistics center and distribution network. If we are not able to manage such expansion successfully, our growth potential, results of operations and business could be materially and adversely affected.

Our logistics centers located in Shanghai, Beijing, Chengdu and Guangzhou have a total of approximately 97,500 square meters and are capable of handling over 57,000 orders per day as of April 2011. COD via third-party express courier companies covers 170 cities in China. We intend to expand our logistics center and distribution network to accommodate more customer orders, including orders for third-party branded apparel and accessories offered via our online platform. We have plans to build a new logistics center in Jiangsu Province with an area of approximately 121,130 square meters that would be capable of handling more than 100,000 orders each day, which will be completed by the end of 2011. We also plan to expand the leased logistics center in Guangzhou to a total of approximately 12,000 square meters with the capability of processing, packaging and shipping more than 10,000 orders each day. In addition, we aim to retain more express courier companies across China. The expansion of our logistics center and distribution network will put pressure on our managerial, financial, operational and other resources. We may face risks and uncertainties relating to the construction of the new logistics center, such as delays and cost overruns, delays or denial of required approvals by relevant government authorities. If we are unable to effectively manage our expanded logistics operations and control increasing costs, our growth potential, results of operations and business could be materially and adversely affected.

If our lease of a warehouse located on land owned by collective farms or lease of a warehouse without required certificates is found not in compliance with applicable PRC laws, we may incur cost and expenses and operations of these warehouses could be disrupted as a result.

Since April 2010, we have leased a warehouse with approximately 3,000 square meters located in Guangzhou from an individual who built the warehouse on a piece of land he leased from collective farms. As this individual has not been able to provide us with the relevant building ownership certificate for this warehouse or an authorization letter from the competent authority of the collective farms for our lease, he may not be a qualified land lessee under applicable PRC laws, and our lease of the warehouse could have been incompliant with applicable PRC laws.

Further, since July 2010, we have leased a warehouse with approximately 6,700 square meters located in Chengdu, for which the building completion inspection and acceptance certificate and the building ownership certificate have not been obtained. As a result, our lease of this warehouse could have been incompliant with applicable PRC laws. We are informed that the owner of this warehouse is in the process of obtaining such certificates.

If the above two leases are decided by competent PRC authorities to be not in compliance with applicable PRC laws, we may have to look for replacement warehouses for our operations. Approximately 16% of our current capacity for processing orders is attributed to these two warehouses. Unplanned relocation may cause us to incur additional moving costs and expenses and part of our logistics operation may be interrupted, and we cannot assure you that we can find replacement warehouses on favorable terms, which could adversely affect our results of operations.

Our inventory may become obsolete, which could adversely affect our financial results.

We are exposed to seasonal and other changes in customer demand. Since merchandise usually must be ordered in advance of the season and frequently before fashion trends are evidenced by customer purchases, market demand for our products may fall below management expectations. In addition, the cyclical nature of the apparel and accessories business requires us to carry a significant amount of inventory, especially prior to the peak holiday selling season when we build up our inventory levels. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. In the past, we have not always predicted our customers’ preferences and acceptance levels of our products with accuracy. If sales do not meet expectations, too much inventory may lead to excessive markdowns and, therefore, lower than planned margins. We may also accumulate inventories, which may eventually lead to inventory write-downs that could adversely affect our financial results.

Our results of operations, financial performance and business may be adversely affected by intellectual property rights infringement claims against us.

In 2008, we were determined in a legal proceeding to have infringed a third party’s copyright due to certain bed clothes products we purchased from a supplier and offered to customers. We were required to compensate such third party RMB20,000 ($3,000). Currently we are not aware of any intellectual property rights infringement claims or potential disputes against us, except that one third party initiated two lawsuits against us for intellectual property infringement, claiming for indemnifications of RMB100,000 ($15,152) for each case. In addition, we could face claims by others that we are improperly using intellectual property owned by them or otherwise infringing upon their rights in intellectual property. Irrespective of the validity or the successful assertion of such claims, we could incur costs in either defending or settling any intellectual property disputes alleging infringement. Intellectual property litigation against us could potentially force us to, among other things, cease selling the challenged products, develop non-infringing alternatives or obtain licenses from the owners of the infringed intellectual property. In such case, we may not be successful in developing such alternatives or in obtaining such licenses on reasonable terms or at all and our results of operations, financial performance and business could be materially and adversely affected.

We rely on our registered trademarks and other intellectual property rights, and failure to protect our intellectual property rights may affect our ability to compete.

We regard our trademarks, copyrights, trade secrets, patents and similar intellectual property as critical to our success, and rely on a combination of data security technology, confidentiality policies, non-disclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. These afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Such protection may be compromised by, among other things, (i) the expiration of the protection period of our registered intellectual property, (ii) infringement by others of our intellectual property rights including, for example, counterfeiting of our brands, designs or products, or unauthorized usage of our customer database, (iii) breach of contractual arrangements by our suppliers or franchisees; or (iv) delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications. Any of these events or occurrences may have a material adverse effect on our operations. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention and other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we do not have insurance that covers litigation costs. As a result, we would have to pay for the cost of litigation initially and may only be able to recover those costs if we prevail. Even if we prevail, it may be difficult to recover the costs from a third party. We cannot assure you that we would be able to recover all such costs. Consequently, the infringement or misappropriation of our proprietary intellectual property rights could have a material adverse effect on our business, financial condition or operating results.

Our business depends substantially on the continuing efforts of our management and other key personnel. If we lose their services, we could incur significant costs in finding suitable replacements and our business may be severely disrupted.

Our future success heavily depends upon the continued services of our management and other key personnel. In particular, we rely on the expertise and experience of Mr. Alfred Beichun Gu, our chief executive officer, and Mr. Paul Bang Zhang, our senior vice president and chief financial officer. If one or more of our senior management or key personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel.

If any of our management or key personnel joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, the non-competition provisions contained in their confidentiality and non-competition agreements may not be enforceable, especially in China, where most of these executive officers and key employees reside, on the ground that we have not provided adequate compensation to these executive officers for their non-competition obligations, which is required under the relevant PRC regulations.

We may not be successful in attracting and retaining qualified personnel and our business and results of operations could be negatively impacted.

We will need to hire and retain additional qualified employees to support our existing operations and planned expansion. Our ability to anticipate and effectively respond to changing fashion trends depends in part on our ability to attract and retain experienced personnel in design, product management, marketing, and other functions. The effective operation of our information technology system, call centers, logistics and other back office functions also depends in part on our professional employees. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We cannot assure you that we will be able to attract or retain the qualified key personnel that we will need to achieve our business objectives. In addition, as our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.

We have a limited insurance coverage which could expose us to significant costs and business disruption.

We maintain property insurance policies covering our equipment, facilities, inventories and other properties. These insurance policies cover losses due to fire, explosions, floods and a wide range of other natural disasters or accidents. We also maintain product liability insurance, business interruption insurance, fidelity insurance, cargo transit insurance and other insurance policies related to our operations. We believe we have obtained a prudent amount of insurance for the insurable risks relating to our business. However, there is no assurance that the insurance policies we maintain are sufficient to cover our business operations. If we were to incur substantial liabilities that were not covered by our insurance, we could incur costs and losses that could materially and adversely affect our results of operations.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2011, we will be required to prepare a management report on our internal controls over financial reporting containing our management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, depending on our market capitalization, our independent registered public accounting firm may be required to attest to and report on our management’s assessment of the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Prior to the initial public offering, we have been a private company with limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated financial statements for 2008, 2009 and 2010, we noted certain significant deficiencies in our internal controls over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB. We have not noted any material weakness, as defined in the standards established by the PCAOB, in our internal controls over financial reporting.

We will continue to implement measures to remedy any significant deficiencies to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

Our business could suffer if we do not successfully manage our current growth and potential future growth.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, strain on our management personnel, systems and resources. To accommodate our growth pursuant to our strategies, we anticipate that we may need to implement and maintain a variety of new and upgraded operational and financial systems, procedures and controls, and improve our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our customers and third-party product and service providers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could have a material adverse effect on our ability to manage our business. In addition, such undertakings may not be successful.

Our strategy includes plans to grow both organically and through acquisitions, joint ventures or other strategic alliances. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. We may not be able to identify suitable future acquisition candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors. These factors include:

•	diversion of management’s attention;

•	difficulties in retaining personnel of the acquired companies;

•	unanticipated problems or legal liabilities; and

•	tax and accounting issues.

If we fail to integrate acquired companies efficiently, our earnings, revenues growth and business could be negatively affected.

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products in which the acquired companies specialize, and the loss of key customers and personnel. If we are not able to realize the benefits envisioned for such acquisitions, joint ventures or other strategic alliances, our overall profitability and growth plans may be adversely affected.

We may be unable to secure additional funding in the future or to obtain such funding on favorable terms.

We believe that our current cash and cash equivalents and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new product launches, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible into our ordinary shares could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of e-commerce merchants or apparel and accessories merchants;

•	conditions of the United States and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulations of foreign investment in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

Financing may not be available in amounts or on terms acceptable to us, if at all, especially if there is a recession or other events causing volatilities in the capital markets worldwide.

We have been a party in certain legal proceedings, which, if determined adversely, could negatively affect our business and results of operations.

We and several of our directors and officers were named defendants in two purported class actions currently pending in the United States District Court for the Southern District of New York—Arfa v. Mecox Lane Limited, et al., No. 10-CV-9053 and Brady v. Mecox Lane Limited, et al., No. 11-CIV-0034. It was alleged in the class actions that the defendants included or allowed to be included materially false and misleading statements in the registration statement and prospectus issued in connection with the initial public offering in violation of Section 11 of the Securities Act of 1933, and against the defendant directors and officers under Section 15 of the Securities Act.

On March 31, 2011, the actions were consolidated by order of Judge Robert Sweet. The Court appointed a lead plaintiff and co-lead counsel. Pursuant to a scheduling order, the lead plaintiff may file an amended, consolidated complaint within sixty days of that order. Our response will be due sixty days after the filing of that amended complaint. We intend to continue defending against these class actions.

Unfavorable resolutions of these legal proceedings or any future legal proceedings could materially and adversely affect our results of operations and financial condition. See Item 8, “Financial Information—Legal Proceedings.”

Risks Related to Doing Business in China

Changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. Due to the global financial crisis, the growth of the Chinese economy also slowed down in the second half of 2008 and early 2009. There is also uncertainty with respect to the Chinese economy for 2011 and beyond. Any prolonged slowdown in the Chinese economy, in particular the apparel and accessories industry, could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our customers may decrease spending on our products, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or otherwise negatively affect our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

If the PRC government determines that the contractual arrangements that establish the structure for operating our online platform and physical stores do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our PRC subsidiaries, Mai Wang Trading (Shanghai) Co., Ltd., or Mai Wang Trading, and Rampage Trading (Shanghai) Co., Ltd., or Rampage Trading, are foreign-invested enterprises. Various regulations in China currently restrict or prevent foreign-invested entities from holding certain licenses required to operate e-commerce business, including Internet content provision. Chinese regulations also require foreign-invested retail enterprises to go through an additional approval process, not required of domestic retail enterprises, each time they open a new retail store. Each time a foreign-invested retail enterprise wishes to open a new store, it must submit the following documents, among others, to the PRC Ministry of Commerce or its authorized local counterpart: (i) an application letter for opening the new store, (ii) a feasibility study report for opening the new store, (iii) the applicant’s most recent fiscal year’s audit report, and (iv) documents issued by the local government on the proposed new store’s compliance with requirements for city development and development of urban commerce. The new store can only be opened after approval is received from the PRC Ministry of Commerce or its authorized local counterpart. In light of these restrictions, we rely on our VIEs, which are Chinese domestic companies not subject to these restrictions, to hold licenses for operating these businesses. We rely on Shanghai Mecox Lane Information Technology Co., Ltd., or MecoxLane Information, to hold and maintain the licenses necessary to operate our e-commerce business in China, and rely on Shanghai Mecox Lane Shopping Co., Ltd., or MecoxLane Shopping, to operate our physical stores. Therefore, our VIE, MecoxLane Shopping, is able to open new stores without going through the additional approval process required each time for a foreign-invested retail enterprise to open a new store in China. Besides, we conduct the business of wholesale and retail of apparel and accessories in the brand name of Rampage in China through Shanghai Rampage Shopping Co., Ltd., or Rampage Shopping. We do not have any equity interest in MecoxLane Information, MecoxLane Shopping or Rampage Shopping but receive their economic benefits through various contractual arrangements and certain corporate governance and shareholder rights arrangements. In addition, we have entered into agreements with MecoxLane Information, MecoxLane Shopping, Rampage Shopping and each of their shareholders which provide us with a substantial ability to control MecoxLane Information, MecoxLane Shopping and Rampage Shopping. For a description of these contractual arrangements with MecoxLane Information, see Item 7, “Major Shareholders and Related Party Transactions - Related Party Transactions.”

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the Ministry of Industry and Information Technology, in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds an Internet content provision license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local Internet content provision license holder. The Circular further requires each Internet content provision license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value- added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact the Circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

Our PRC counsel, Jun He Law Offices, has advised us that (i) the ownership structure and the business and operation model of Mai Wang Trading, MecoxLane Information and MecoxLane Shopping are not in violation of any existing PRC laws and regulations, (ii) the ownership structure and the business and operation model of Rampage Trading and Rampage Shopping are not in violation of any existing PRC laws and regulations, and (iii) each contract under Mai Wang Trading’s contractual arrangements with MecoxLane Information, MecoxLane Shopping and each of their shareholders and under Rampage Trading’s contractual arrangements with Rampage Shopping and its shareholders is valid and binding and will not result in any violation of PRC laws or regulations currently in effect. However, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Circular. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

If we are found to be in violation of any existing or future PRC laws or regulations, including the Circular, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking Mai Wang Trading, MecoxLane Shopping, Rampage Trading or Rampage Shopping’s business license or MecoxLane Information’s business or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our e-commerce or retail business. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

Our contractual arrangements with MecoxLane Information, MecoxLane Shopping, Rampage Shopping and their respective shareholders may not be as effective in providing control over MecoxLane Information, MecoxLane Shopping and Rampage Shopping as direct ownership of these companies.

We conduct our B2C e-commerce and store-based retailing businesses in China through MecoxLane Information and MecoxLane Shopping, respectively. Besides, we conduct the business of wholesale and retail of apparel and accessories in the brand name of Rampage in China through Rampage Shopping. Our contractual arrangements with MecoxLane Information, MecoxLane Shopping, Rampage Shopping and their respective shareholders provide us with effective control over these companies. See Item 7, “Major Shareholders and Related Party Transactions - Related Party Transactions.” As a result of these contractual arrangements, we are considered to be the primary beneficiary of MecoxLane Information, MecoxLane Shopping and Rampage Shopping and accordingly, we consolidate the results of operations, assets and liabilities of MecoxLane Information, MecoxLane Shopping and Rampage Shopping in our financial statements.

Although we have been advised by Jun He Law Offices, our PRC legal counsel, that each contract under these contractual arrangements is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over MecoxLane Information, MecoxLane Shopping and Rampage Shopping as direct ownership of these companies. If any VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See Item 3, “Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Each of MecoxLane Shopping and Rampage Shopping is jointly owned by Mr. Paul Bang Zhang, our senior vice president and chief financial officer, Mr. Guisheng Liu, our employee, and Mr. Yi Xu, our employee. MecoxLane Information is jointly owned by Mr. Paul Bang Zhang, Mr. Yi Xu and Mr. Richard Sijie Pu, our head of e-commerce. Conflicts of interests between these individuals’ role as shareholders of our VIEs and their duties to our company may arise. In addition, Mr. Xu is also a director and executive officer of MecoxLane Shopping and Rampage Shopping, and Mr. Pu is also a director and executive officer of MecoxLane Information. The laws of China provide that a director or member of management owes a fiduciary duty to the company he directs or manages. Mr. Xu and Mr. Pu must therefore act in good faith and in the best interests of the relevant VIEs and must not use their respective positions for personal gain. These laws do not require them to consider our best interests when making decisions as a director or member of management of the relevant VIEs.

We cannot assure you that when conflicts of interest arise, these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our VIEs to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our VIEs and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company and a conflict could result in these individuals as officers of our company violating fiduciary duties to us. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business, and there would be substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements we have entered into may be subject to scrutiny by the PRC tax authorities, and a finding that we or our affiliated entities owe additional taxes could reduce our net income and the value of your investment.

As required by applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our subsidiaries in China on the one hand, and MecoxLane Information, MecoxLane Shopping and Rampage Shopping on the other, do not represent an arm’s-length price and adjust MecoxLane Information, MecoxLane Shopping or Rampage Shopping’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by MecoxLane Information, MecoxLane Shopping or Rampage Shopping, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our affiliated entities for underpaid taxes. Our net income may be adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Two of our PRC subsidiaries, Shanghai MecoxLane International Mailorder Co., Ltd., or MecoxLane Mailorder, and Mai Wang Trading, enjoy a preferential corporate income tax rate of 22% in 2010 and 24% in 2011, and Mai Wang Information Technology (Shanghai) Co., Ltd., or Mai Wang Information, as a software enterprise, enjoys a corporate income tax exemption in 2010 and will continue to be entitled to a 50% reduction of its applicable income tax rate from 2011 to 2013. The reduced applicable income tax rate of Mai Wang Information will be 12.5% from 2011 to 2013. See Item 5, “Operating and Financial Review and Prospects—Taxation.”

Various local governments in China have provided discretionary preferential tax treatments to us. However, these local governments may decide to reduce or eliminate these preferential tax treatments at any time. Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result. Any expiration, reduction or discontinuation of, or changes to, these tax incentives will increase our tax burden and reduce our net income and thus have a material adverse effect on our operating results.

We principally rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity from our subsidiaries in China for our cash requirements, including the funds necessary to service any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiaries. If earnings from our PRC subsidiaries were to decline, our earnings and cash flow would be materially and adversely affected. As of December 31, 2010, we had, on a consolidated basis, accumulated losses of $30 million representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder. Therefore, our relevant PRC subsidiaries are not able to distribute dividends to us until their accumulated losses have been made up. Our cash flows are principally derived from dividends paid to us by our PRC subsidiaries. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of those earnings. Our PRC subsidiaries do not have a history of paying dividends. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to make up the historical accumulated losses and pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

In addition, under the PRC Corporate Income Tax Law and the Implementing Rules, both of which became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we are a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement.

We may be classified as a “resident enterprise” for PRC corporate income tax purposes, which could result in our global income becoming subject to 25% PRC corporate income tax.

The PRC Corporate Income Tax Law provides that enterprises established outside China whose “effective management” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% corporate income tax rate as to their global income. Under the implementation regulations, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise.

In April 2009, the State Administration of Taxation released a circular that sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Funded Enterprise. Under the circular, a Chinese Funded Enterprise is considered a resident enterprise if all of the following applies: (i) a Chinese Funded Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC; and (iv) the directors or management personnel holding no less than 50% voting rights of the Chinese Funded Enterprise habitually reside in the PRC. The circular explicitly provides that the above standards apply to the enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, and therefore such standards may be cited for reference only and may not be directly adopted when considering whether our “effective management” is in the PRC or not. Accordingly, it is still uncertain whether we may be considered a resident enterprise under the PRC Corporate Income Tax Law. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, we will be subject to a 25% PRC income tax on our global income and such 25% PRC corporate income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

If we are classified as a “resident enterprise” for PRC corporate income tax purposes, you may be subject to PRC withholding tax on dividends from us or to PRC income tax on gain realized on the transfer of our ADSs or ordinary shares.

Under the PRC Corporate Income Tax Law and related implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty otherwise provides. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the PRC Corporate Income Tax Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

The limited use of personal computers in China and the relatively high cost of Internet access may limit the development of the Internet in China and impede our growth.

Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is significantly lower than in the United States and other developed countries. Furthermore, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the introduction and expansion of broadband access, the cost of Internet access still remains relatively high. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. In addition, there is no assurance that there will not be any increase in Internet access or telecommunication fees in China. If that happens, the number of our online customers may decrease and the growth of our customer base may be materially impeded.

The continued growth of China’s Internet market depends on the establishment of an adequate telecommunications infrastructure.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We rely on this infrastructure to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed as planned or at all. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct our business primarily through our subsidiaries and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of the initial public offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of the initial public offering in the manner described in “Use of Proceeds” under the Registration Statement on Form F-1, as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local counterpart. Capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of the initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Pursuant to a circular issued by the Ministry of Commerce and the State Administration for Industry and Commerce, a number of foreign invested enterprises, including MecoxLane Mailorder, have been prohibited from expanding their construction scale. Such prohibition may make us unable to finance MecoxLane Mailorder by means of increasing capital contributions or through non-RMB loans.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Substantially all of our cash inflows and outflows are denominated in Renminbi. We may convert a portion of our revenues into other currencies to meet our foreign currency obligations such as payment of dividends declared in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiaries are able to make payments of current accounts, like dividends to their offshore holding companies, in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC authorities will not take further measures in the future to restrict access to foreign currencies for current account transactions. We may also have different views with the PRC authorities with respect to certain foreign exchange transactions. Our Cayman Islands holding company historically provided certain funds to our PRC subsidiaries, which we have treated as current-account transactions that did not require prior approval from the SAFE. However, if the PRC authorities do not take the same view as to these transactions, we may be subject to penalties such as fines or restrictions on remitting such funds outside China. These and other uncertainties with respect to currency exchange controls may have a material adverse impact on our operations and financial condition.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange rules.

SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose vehicle.” PRC residents that are shareholders and/or beneficial owners of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to the SAFE notice.

We have requested our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of the SAFE notice and urge those who are PRC residents to register with the local SAFE branch as required under the SAFE notice. However, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE notice or other related rules. In case of any non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiaries and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restriction on our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to our offshore holding companies, which will adversely affect our business.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an over 20% appreciation of the RMB against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. Substantially all of our revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the Nasdaq Global Market could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that became effective on September 8, 2006. This regulation, among other things, has some provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

We completed the initial listing and trading of our ADSs on the Nasdaq Global Market in October 2010. We did not seek CSRC approval in connection with our initial public offering. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, Jun He Law Offices, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, we were not required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Market, partly based on the fact that no public record indicating that any of the issuers having similar corporate structures and already listed on an off-shore stock exchange has been required by the CSRC to procure the approval of the CSRC prior to its listing, and given the timing of the formation of our company and our subsidiaries and affiliated entities, as well as the sequence of the formation of our offshore holding companies and their subsidiaries in the PRC.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for our initial public offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

We face risks of health epidemics and other disasters, which could severely disrupt our business operations.

Our business could be materially and adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China. In 2006 and 2007, there were reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could require the temporary closure of our offices or stores. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Our operations are vulnerable to interruption and damage from man-made or natural disasters, including wars, acts of terrorism, snowstorms, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events. In January and February of 2008, large portions of Southern and Central China were hit with a series of snowstorms, which caused extensive damage and transportation disruption. If any similar man-made or natural disaster were to occur in the future, our ability to operate our business could be seriously impaired.

New labor laws in the PRC may adversely affect our results of operations.

China adopted a new labor law effective on January 1, 2008, that establishes more restrictions and increases costs for employers to dismiss employees. For example, the new labor law requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce in the PRC, the new labor law could adversely affect our ability to effect such changes in a manner that is most advantageous to our circumstances or in a timely and cost effective manner, thus our results of operations could be adversely affected. In addition, the new labor law requires employers pay compensation to their employees who agree to bear non-competition obligations on a monthly basis after the employees’ employments expire or terminate, which will increase employers’ operating expenses.

Risks Related to Our Shares and ADSs

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating results.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from October 26, 2010, the first day on which our ADSs were traded on the Nasdaq, until April 26, 2011, the trading price of our ADSs has ranged from US$5.17 to US$18.50 per ADS and the closing sale price on April 26, 2011 was US$5.62 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other companies operate in our industry, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Volatility in global capital markets, as was experienced during the global financial crisis, could also have an adverse effect on the market price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Substantial future sales or the perception of sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or ordinary shares, including ADSs or ordinary shares issuable upon the exercise of our outstanding stock options, in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. If our shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected.

In addition, we may issue additional ordinary shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interests in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

You may not have the same voting rights as the holders of our ordinary shares and must act through the depositary to exercise your rights.

As an ADS holder, you may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying your ADSs.

Pursuant to our amended and restated memorandum and articles of association, we may convene a shareholders’ meeting upon 14 days’ notice. When a shareholder’s meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we give timely notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are organized under Cayman Islands law, conduct substantially all of our operations in China and the majority of our directors and officers reside outside the United States.

We are organized in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our current operations in China through our subsidiaries and affiliated entities in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation organized in a jurisdiction in the United States.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from the initial public offering and you may not agree with our management on these uses.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of the initial public offering. The net proceeds may be used for general corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from the initial public offering may be placed in investments that do not produce income or lose value.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

We have adopted amended and restated articles of association effective upon the effectiveness of this registration statement that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

In addition, certain actions require the approval of a supermajority of at least two-thirds of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2010. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, and we cannot assure you we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We have incurred and will continue to incur increased costs as a result of being a public company.

As a public company, we have incurred and will continue to incur a significantly higher level of legal, accounting and other expenses than we did as a private company. We have incurred and will continue to incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We have been conducting our business through MecoxLane Mailorder, which was established in China in 1996. Our holding company, Mecox Lane, was incorporated under the laws of the Cayman Islands in May 1996. In 1999, Mecox Lane acquired 85% of the ownership interest in MecoxLane Mailorder.

In December 1999, Mecox Lane formed eMecoxLane Co., Ltd., or eMecoxLane, our wholly-owned subsidiary and intermediate holding company, in the Cayman Islands. In April 2000, eMecoxLane established its wholly-owned subsidiary, Mai Wang Trading, in China.

In August 2002 and July 2005, MecoxLane Information and MecoxLane Shopping were established in China. We have, through Mai Wang Trading, entered into certain contractual arrangements with MecoxLane Information and MecoxLane Shopping and their respective shareholders, pursuant to which we gain effective control over the operations of MecoxLane Information and MecoxLane Shopping.

In July 2007, we purchased the remaining 15% of the ownership interests in MecoxLane Mailorder through MecoxLane Shopping, thereby becoming the holder of 100% ownership interest in MecoxLane Mailorder.

In September 2008, Mecox Lane formed Mai Wang Information, our wholly-owned subsidiary in China.

In November 2008, Rampage Shopping was established in China. We, through MecoxLane Mailorder, entered into certain contractual arrangements with Rampage Shopping and its shareholders, pursuant to which we gain effective control over the operations of Rampage Shopping. In February 2009, we and Iconix jointly established Rampage Cayman in the Cayman Islands. We hold 80% of the total issued share capital in Rampage Cayman and Iconix held the remaining 20%, which was subsequently transferred to ICL-Rampage Limited, a wholly-owned subsidiary of Iconix, in February 2010.

In March 2009, Rampage Cayman incorporated Rampage China (Hong Kong) Limited, or Rampage Hong Kong, its wholly-owned subsidiary, in Hong Kong. In May 2010, Rampage Hong Kong established Rampage Trading, its wholly-owned subsidiary, in China. Subsequently, we, through Rampage Trading, entered into the contractual arrangements with Rampage Shopping, which superseded the contractual arrangements between MecoxLane Mailorder and Rampage Shopping.

In March 2010, Mecox Lane incorporated Mecox Lane (Hong Kong) Limited, or MecoxLane Hong Kong, our wholly-owned subsidiary, in Hong Kong. In July 2010, MecoxLane Hong Kong established its wholly- owned subsidiary, MecoxLane Technology, in China. Mecox Lane transferred all of its equity interests in Mai Wang Information and MecoxLane Mailorder to MecoxLane Hong Kong in July and August, 2010, respectively.

In March 2010, eMecoxLane incorporated eMecoxLane (Hong Kong) Co., Limited, or eMecoxLane Hong Kong, our wholly-owned subsidiary, in Hong Kong. In July 2010, eMecoxLane transferred all of its equity interest in Mai Wang Trading to eMecoxLane Hong Kong. In October 2010, we completed our initial public offering of our ADSs and listed our ADSs on the NASDAQ Global Market.

Our principal executive offices are located at 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China. Our telephone number at this address is (86-21) 6495 0500. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.	Business Overview

We operate one of China’s leading online platforms for apparel and accessories as measured by revenues in 2010, according to a report commissioned by us and prepared by iResearch, an independent research and advisory firm. We offer a wide selection of products on our M18.com e-commerce website, evidenced by approximately 42,000 stock-keeping units, or SKUs, in 2010, targeting the large demographic of young urban female shoppers with fast-growing spending power. We had approximately 2.3 million online platform active customers, which we define as customers who made a purchase from us within the last 12 months, for our online platform as of December 31, 2010. Our online platform offers products under our own proprietary brands, such as Euromoda and Rampage, and under selected third-party brands, including established international and Chinese brands as well as independent and emerging brands featuring unique designs. We strive to provide our customers an enjoyable shopping experience. In 2008, 2009 and 2010, approximately 83%, 84% and 86%, respectively, of our orders by value were placed by repeat customers.

Our customer service call center staffed by over 770 representatives provides comprehensive and real-time assistance to our customers. We outsource the production of our proprietary branded products to original equipment manufacturers, or OEM suppliers, across China, and apply rigorous quality control to ensure product quality. As of December 31, 2010, our logistics centers in Shanghai, Beijing, Guangzhou and Chengdu had the capacity to process a total of 50,000 orders per day. We closely manage third-party express courier companies to provide reliable and speedy delivery to our customers nationwide. We provide our online customers the flexibility to choose from a number of payment options, including cash on delivery, or COD, online payment, wire transfer and postal remittance.

We systematically analyze our extensive customer database to segment customers for targeted marketing, enhancing the effectiveness of our marketing activities. We market our products through online advertising, targeted distribution of emails, SMS, catalogs, print media advertising and out-bound calls. We also offer, through a network of stores, women’s apparel and accessories under our proprietary Euromoda and Rampage brands, to which we own all rights in China. Our store network comprised 451 stores in 172 cities across China as of December 31, 2010, including 327 franchised stores and 124 directly operated stores.

Our net revenues grew from $107.5 million in 2008 to $227.5 million in 2010, representing a compound annual growth rate, or CAGR, of 45.5%. Our net income grew from $3.6 million to $4.4 million over the same period, representing a CAGR of 11.9%. Our adjusted net income, a financial measure not in accordance with U.S. GAAP, grew from $5.2 million to $7.8 million over the same period, representing a CAGR of 22.0%.

We define adjusted net income as net income excluding share-based compensation expenses. We review adjusted net income together with net income to have a better understanding of our operating performance. We believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses. However, the use of non-GAAP financial measures has material limitations. For details on these limitations and reconciliation of adjusted net income to net income, our most directly comparable U.S. GAAP financial measure, see Item 3, “Key Information—Selected Financial Data.”

Our Platform

We directly market and sell our products to customers through our online platform and stores.

Online Platform

We operate one of China’s leading online platforms for apparel and accessories as measured by revenues in 2010, according to the iResearch.

We have over eight years of experience in Internet marketing. Our e-commerce website, M18.com, had average daily unique visitors of approximately 90 thousand, 0.4 million and 0.8 million as of December 2008, 2009 and 2010, respectively. As of December 31, 2008, 2009 and 2010, active customers of our e-commerce channel were approximately 0.4 million, 0.8 million and 1.4 million, respectively. In 2008, 2009 and 2010, the orders placed on our e-commerce website were 1.6 million, 3.1 million and 7.1 million, respectively.

Our e-commerce website offers our customers an extensive selection of popular fashion products, including a large assortment of apparel and accessories, home and healthcare products and other products. We offered a wide selection of approximately 42,000 SKUs on our e-commerce website in 2010. The offerings on our website are much broader than those in a typical physical fashion store. Our website can quickly and flexibly adapt to the latest market trends, helping us promote the fast- fashion concept. This is particularly valuable in the apparel and accessories market where traditional store-based retailers often face logistical challenges imposed by limited shelf space and the inability to change store offerings quickly to match evolving customer preferences.

We design our website to offer several user-friendly features that enhance the customer experience and convenience:

•

Browsing. Our website provides customers with useful information on each product, which is described in detail and accompanied by several photographs showing the product from multiple angles. Our collaboration with third party professional photographers enables us to present the products in the most flattering light. To enhance customer experience and increase sales, the M18.com homepage offers visitors special features including “New Arrivals,” “Best Sellers,” “Must-Have Looks,” and “Special Sale.” The “New Arrivals” page presents those apparel and accessories we highlight in each new collection. The “Best Sellers” page lists the most popular items in the past 24 hours. The “Must- Have Looks” page shows the styles that lead the latest trend. We also offer a limited number of “Daily Snap-up” items to our Internet customers at particularly attractive discount prices. We believe this feature helps increase our website’s visitor volume, as online shoppers need to frequently log on to our website to follow the latest available “snap-up” items. In 2010, we enhanced M18.com’s functionality by introducing additional sophisticated elements, such as “Social Network Posting” and “Delivery Status” features, which allow customers to post their favorite products to their social network accounts and easily trace the delivery status of their orders. We believe our functional browsing features can help us increase the unit count and dollar value of the average shopping basket.

•

Searching. A primary feature of the M18.com website is its interactive, searchable catalog of more than 25,000 items as of December 31, 2010. We provide a selection of search tools to find products based on category, brand, price and keyword.

•

Product Reviews and Fashion Trend. To help customers make well-informed purchasing decisions, we include recent purchase records of an item on the product description page to show its popularity and allow previous purchasers to share their opinions on each item. We believe this function enables us to provide valuable information to our potential customers. In addition, our website serves as an educational resource for customers seeking information on fashion trends by providing various fashion news in our “information center” from time to time.

•

Personalized Services. We offer personalized services to our Internet customers via our sophisticated account management system. After logging on with a unique user name and password, a customer can manage her account, track order status and check the bonus points she accumulated from previous purchases. To facilitate our customers’ checkout process, our database generates their preferred delivery address, shipping method and payment option based on information they previously supplied. We also send periodic e-mail notices to subscribers, updating them on new product launches and promotional and marketing events. We believe all these features improve the shopping experiences of our Internet customers and reinforce their loyalty.

•

Ordering. To purchase products on M18.com, our customers simply click on a button to add an item to their virtual shopping baskets. Customers can add items to or remove items from their shopping baskets as they browse, prior to making a final purchase decision. To execute orders, customers click on the “buy” button and are prompted to supply shipping details in case of first-time buyers. For repeat purchasers, they can access their preferred checkout options after logging on to their accounts. Our information system automatically confirms each order by e-mail within minutes after the order is placed and advises customers by e-mail or SMS, shortly after orders are shipped. Customers who become interested in our products after visiting our website may also place orders through our nationwide toll free customer service call number.

•

Payment. We offer a combination of payment methods including COD, online payment, wire transfer and postal remittance, in order to accommodate different payment preferences of our customers. Historically, COD collected by third-party couriers has been the preferred payment option; however, we believe more customers have begun to use online payment. Currently our website supports online payment by over 10 major banks in China as well as certain online payment agents such as Alipay and Tenpay, which provide services similar to that of PayPal.

Call centers

Our call centers form an integral part of our online platform, serving customer service and sales promotion functions. In 2010, over 0.8 million individual customers purchased our products over the telephone.

Our customer service and out-bound call centers, both located in Xuhui District, Shanghai, have an aggregate of 1,400 seats. In response to growing demands from our Internet customers in 2010, we have shifted part of our call center personnel to e-commerce backend supporting group. In 2008, 2009 and 2010, our customer service call center processed an average of approximately 26,100, 30,000 and 30,000 calls per day, respectively. We constantly and systematically evaluate and improve the cost-effectiveness of our call center operations. Our sales representatives follow a prepared script that covers frequently asked questions to guide the calls in order to efficiently convert calls to customer orders. Our call center supervisors regularly monitor calls and revise and update the scripts based on customer feedback and our assessment of the script’s effectiveness. Our call centers also collect real-time data to help us continually analyze the effectiveness of our advertising spending and product offerings.

Order fulfillment

We believe our extensive distribution network is essential to our success. Our logistics centers located in Shanghai, Beijing, Guangzhou and Chengdu were approximately 97,500 square meters in size and were capable of handling over 57,000 orders per day as of April 2011. Supported by our tailored warehouse management system and a clearly defined work process, we can monitor each step of the fulfillment process from the time a product is inspected and stocked right up to when the product is loaded for shipping. As a result, we are able to keep our shipping accuracy as high as 99.9% in 2010.

We had a nationwide delivery network of 109 third-party express courier companies and EMS as of December 31, 2010. This distribution network broadens our reach to customers and enhances the penetration of our products without large capital investment. Since order fulfillment and return processing represent an important element of customer experience, we strive to carefully select and closely manage service providers’ delivery services to offer consistent and high quality order fulfillment. We leverage our large scale and reputation to get quality service and beneficial terms from express courier companies. In order to reduce the risk of reliance on a particular service provider, we usually contract with at least two couriers in each major city. We regularly monitor and review our express courier companies’ performance and their compliance with contractual terms. Our distribution agreements are typically negotiated and entered into on an annual basis. In addition, we sometimes require our express courier companies to prepay the product prices before we deliver products to them, to effectively control our cash collection.

Our products are generally delivered to our customers in Shanghai within 48 hours of order confirmation and to those outside of Shanghai within 72 hours. By serving a large national market through centralized logistical operations, we can realize significant structural cost advantages relative to traditional fashion retailers. We offer free shipping for each order with a value above RMB180 ($27), except for orders delivered by EMS. In 2008, 2009 and 2010, a majority of our customers did not pay shipping costs. For non-free-shipping orders, we typically charge our customers approximately RMB6 ($1) to RMB20 ($3) per order for product delivery. In 2008, 2009 and 2010, the shipping cost paid by end customers was $0.8 million, $1.1 million and $1.4 million, respectively, representing 1.6%, 1.5% and 1.3% of the cost of goods sold attributable to our online platform, respectively, and 0.9%, 0.9% and 0.8% of the net revenues generated from our online platform, respectively.

Our delivery experience and partial return policy distinguish us from other competitors in China. In our distribution network, COD via third-party express courier companies is available to customers in over 170 cities in China. Customers can inspect products and sometimes try on the apparel, before payment, and they can take delivery of only select items shipped. Express courier personnel will collect payment only for the accepted products and return the remaining products to our central logistics center. We believe our experience with express courier delivery enhances customer convenience and helps build up customer loyalty.

A customer may return products purchased through our online platform without reason, within 10 days upon receiving the order. Members of our customer loyalty program or VIP program may enjoy longer return periods. Alternatively, the customer may choose to exchange for other products offered by us during the same period. If the OEM supplier does not offer product warranty for household electric appliances, we are usually responsible for repair within six months at no cost to the customer.

Stores

We have offered women’s apparel and accessories in physical stores under our own Euromoda and Rampage brands since 2006 and 2009, respectively. As of December 31, 2010, we operated 451 stores in 172 cities. To reinforce our brand awareness, all of our stores present a consistent and distinctive visual image, from the design and color of the storefront to merchandise display. Our physical stores complement our online platform, allowing us to reach target customers in second- and third-tier cities who may have less access to or are less familiar with Internet-based shopping but present substantial consumption potential. Our stores also offer our customers tangible access to our products and appeal to those who prefer the traditional in-store shopping experience. Each store also has our point-of-sale system, which allows our centralized management system to gather extensive data on each store. As a result, we can precisely monitor and evaluate sales records, inventory levels and various other facets of store operations. The point-of-sale system also helps us accurately collect customer preference information and make timely assessments regarding market trends.

Franchised stores

To quickly and cost-effectively cover a large number of second- and third-tier cities with minimal capital investment, we plan to expand our store network in these areas primarily through franchisees. As of December 31, 2010, we had 327 franchised stores in China.

We select franchisees based on reputation, market presence and sales experience. We typically enter into standard franchise agreements, trademark licensing agreements, trade secret licensing agreements and information system licensing agreements with our franchisees on a non-exclusive basis for a period of two or three years. Under these agreements, we maintain approval rights with respect to store locations and franchise renewals and the right to conduct periodic and random store audits and monitoring. Similar to our directly operated stores, all franchised stores follow a consistent store design for the franchised brand, with logos, lighting and shelves purchased from our designated suppliers. To ensure service quality at franchised stores, we implement a series of policies and standards which franchisees must comply with.

Our franchisees usually maintain 45 days’ inventory to avoid inventory obsolescence. Under our arrangement with a portion of the franchisees, we are not responsible for franchised stores’ inventories but allow for a 10% return rate with respect to the unsold merchandise of the current season. As to the other franchised stores operating on a consignment basis, we are responsible for the inventories and allow for the return of all products held on consignment. There is no assurance that franchisees will always make correct estimates, and if a substantial number of franchisees fail to do so, our brand reputation, business and results of operation will be materially and adversely affected. See “Risk Factors-Risks Related to Our Business-Our efforts to expand across China through franchising arrangements may not be successful and could impair the value of our brands and our results of operation.” Franchised store owners typically make a down payment upon placing the order, with the balance of the purchase price fully paid upon shipment.

Directly operated stores

We had 124 directly operated stores in China as of December 31, 2010. We usually locate our storefronts in shopping malls or as standalone shops rather than entering into concession agreements with department stores. We generally collect sales proceeds at our directly operated stores, and are thus able to shorten our receivable period as we usually do not need to grant credit periods to department stores or other third parties.

We lease our store space generally for an initial term of no more than five years. Most of our store leases require payment of a fixed rental fee, while others may require a percentage of the store’s sales proceeds or impose a minimum sales requirement. Unlike the typical concession agreement, our leases usually allow us to opt out of discount sales events at the shopping mall.

Our Products and Brands

Product Offerings

We offered approximately 42,000 SKUs of products in 2010. Our current featured product categories consist primarily of apparel and accessories, home products, beauty and healthcare products and other products. The following table illustrates our product categories as of the date of this annual report:

Product Category	Product Feature
Apparel and Accessories	primarily featuring price-valued young women’s apparel and accessories through our own and third-party brands. For example, each of our proprietary Euromoda- and Rampage- branded product lines features a variety of seasonal apparel items, such as women’s T-shirts, sweaters, jeans, dresses, outerwear, purses, and shoes. Offerings from third-party brands vary from brand to brand. We also offer kids’ apparel and men’s apparel.

Home Products	we offer home products with an extensive selection of home furnishings and other small household appliances. We also offer certain exclusive products co-designed by us and the manufacturers. For example, we co- designed a large-rim cup that can be used to cook instant noodles, which has become popular among white-collar customers who usually need to work overtime.

Beauty and Healthcare Products	we offer beauty and health products with a broad coverage of skin care, fragrance, cosmetics, as well as other personal care products. We began offering beauty and health products in 2003. These products are typically more expensive and offer higher gross margins than our other products.

Other Products	primarily featuring pet-related and other products. Offerings from these third-party brands vary from brand to brand. We began offering these products in 2004.

Pricing

We have implemented a value-for-money strategy to provide our customers with affordable fashion abreast of fashion trends and to increase sales. We target to price our apparel and accessories products as low as one third to one half of comparable products sold in department stores. We believe our beauty and healthcare products are priced as much as 50% lower than comparable products offered on television shopping programs. Our competitive pricing is supported by the cost saving through our scalable sourcing from our network of low-cost suppliers across China and resource-sharing among our online platform and stores. Leases with shopping mall operators usually allow us to opt out of discount sales events at the shopping mall, which we believe protects our pricing power. We generally adopt a unified price to end customers across our online platform and stores for the same product during most of its lifecycle.

Brands

We offer both our proprietary and third-party branded products. Selectively introducing new brands into our online platform forms part of our growth strategy.

Proprietary brands

We have two primary proprietary apparel and accessory brands, Euromoda and Rampage. We own all the rights and titles to the Euromoda trademarks in China and we are not aware of any registration of Euromoda trademarks in other jurisdictions. We own all the rights and titles to Rampage trademarks in the Greater China area via our subsidiaries, Rampage Cayman and Rampage Hong Kong. Subject to our compliance with applicable PRC laws, we are not subject to limitation in our use of Euromoda and Rampage brands in China.

We distinguish our proprietary brands by, among other things, concept, quality of merchandise, customer segmentation, product category and price, and speed of launching new collections. We design all of our proprietary branded apparel, which are manufactured independently by our suppliers, and market and sell them under our brands. In 2010, our proprietary brands accounted for approximately 72% of our total net revenues.

Euromoda

Euromoda offers an extensive selection of fashion apparel and accessories at moderate price points. We began marketing and selling fast fashion apparel and accessories under our proprietary Euromoda brand in 2006. Euromoda targets young urban women, and has four sub-categories of products. The “Basic” category includes all the key theme designed products, other than jeans covered by the “Jeans” category. The “College” category is designed to appeal to women in their twenties, while the “Women” category is designed to appeal to women in their early twenties to mid-thirties.

We also have two sub-brands of Euromoda, targeting different sub-segments of customers:

•

Euromoda Kids. We entered the children’s apparel market with the introduction of Euromoda Kids in 2007. Euromoda Kids offers fashion and casual apparel for children, ranging from newborn to early-teen.

•

Pink by Euromoda. This sub-brand caters to girls in the late teens to early twenties, younger than Euromoda’s traditional target customers. Pink by Euromoda’s designs integrate latest international fashion elements and offer young women more diversified choices to show their personalities.

Rampage

Rampage is a well-recognized fashion brand founded in the U.S. in 1982. It offers extensive collections of casual and tailored apparel and accessories for women, usually at higher price points than Euromoda. Beginning in 2009, we have designed and sold products for eight consecutive seasons. To our knowledge, the Rampage brand is associated with Iconix Brand Group, Inc. or its affiliates in the United States and certain other regions outside of the Greater China area.

Third-party Brands

In order to diversify our product offerings, thus creating a one-stop shopping platform to meet growing customer demands, we offer many third-party branded products on our e-commerce website. For example, we launched 317 third-party brands in 2010. For apparel and accessories products, we offer established brands as well as emerging brands associated with unique design. We also offer third-party branded home products and beauty and healthcare products.

Sales and Marketing

Our sales and marketing strategy seeks to increase awareness of our brands, products and online platform, generate new and repeat business from target customers, promote customer loyalty and enhance brand recognition. As of December 31, 2010, we employed an experienced marketing team of 47 employees.

Our Customers

We believe our success to date is driven primarily by our ability to attract new customers and increase purchase frequency and value. Our direct-to-customer business model allows us to gather data from customers and communicate with them directly. Since our inception, we have built up a valuable customer base mainly consisting of young urban women with growing spending power and active shopping habits. Our active customers of online platform have steadily increased from approximately 1.5 million as of December 31, 2008 to approximately 2.3 million as of December 31, 2010. On average, our customers make purchases from us three to four times a year, and in 2010, our average order value has ranged between RMB128 ($19.4) and RMB173 ($26.2). In 2008, 2009 and 2010, approximately 83%, 84% and 86% of our orders by value were placed by repeat customers. We believe that the significant increases in our customer base and number of customer orders are primarily due to our ability to consistently provide good value and product selection, ensure timely and accurate delivery, and stay at the forefront of fashion trends.

Marketing Activities

Our key marketing and promotional activities consist of the following:

•

Online and wireless marketing. We conduct online advertising via portals such as Sina, search engines such as Baidu, and other popular websites. We focus on return on marketing expenses to enhance marketing efficiency. Under our arrangements with portals and other advertising websites, we usually pay our online advertisers according to the actual sales amounts generated from their advertising activities. Under our arrangements with search engines, which generally provide a higher rate of return on investment, we generally purchase advertising time slots. We also periodically send e-mails and SMS messages to our customers to draw their attention to our latest products and marketing events.

•

Catalogs. We believe our catalogs, which utilizes magazine-quality photography with impressive visual effect is an effective marketing tool. We segment our customer files and tailor our catalog offerings to address diversified product needs of our different customer sub-segments. We currently print nine editions of catalogs, including women’s apparel and accessories under our own brands Euromoda and Rampage, home and healthcare products, as well as pet-related products. Our catalogs are distributed to our existing customers periodically or with each order shipment.

•

Loyalty programs. We provide various benefits to our existing customers to increase customer spending and enhance customer loyalty. We encourage our customers to sign up for our membership program, which provides certain points for each purchase and offers special discounts on subsequent purchases of certain proprietary products, birthday coupons, free-of-charge returns or exchanges and lucky draw events, among others. In addition, we upgrade members to our VIP program when they reach certain purchase amounts, and provide additional benefits such as a longer free return period.

•

Out-bound calls and other tools. We market beauty and healthcare products via out-bound calls to our existing customers. The team staffed by over 500 sales representatives sells not only our Weinin branded health food products and our proprietary La Celler branded cosmetics products but also a variety of third-party branded products. We have former doctors and cosmetologists available on the phone to answer technical questions about our products. We also utilize a variety of marketing tools to reach our existing and potential customers, such as print media, particularly fashion magazines. In addition, we rely on customer referrals to increase our brand awareness.

We usually conduct test-marketing prior to launching new products. We attempt to predict demand, growth potential and acceptable selling prices of our products using such firsthand data. We also carry out test-marketing to analyze the effectiveness of each marketing approach before rollout of mass marketing to minimize customer acquisition cost. We have built up a deep knowledge of the effectiveness of each marketing approach for Chinese consumers through more than 15 years of experience in China. This track record helps us improve the return-on-investment on our marketing activities and empowers us to acquire new customers at relatively low acquisition cost. Our data analysis capability and customer knowledge base have become one of our core competences and are both difficult and expensive for competitors and new entrants to replicate.

Product Sourcing

Theme and Product Design

Apparel under our proprietary labels Euromoda and Rampage are designed in-house. We had a dedicated design team of over 50 designers as of December 31, 2010 who are familiar with both international trends and Chinese culture and customer tastes. Our design team currently launches a new collection on a monthly basis in response to latest customer preferences. Our accessories such as purses, belts and shoes are either designed in-house or by third-party suppliers.

The concept of our Euromoda brand is fast fashion, i.e., affordable fashion that keeps our customers abreast of the latest trends. The Euromoda design team keeps close track of the international fashion trends and latest Chinese pop culture development via the Internet, fashion magazines and fashion shows. The designers also analyze past sales performance, customer surveys, and market conditions to generate ideas. They avoid using expensive materials and accessories while striving to maintain a high quality standard.

Our theme and product design process for each new Rampage collection normally begins from the receipt of the themes from the international designers for Rampage with Chinese consumer relevance, which highlights the proposed themes and features for the coming season. Based on our design teams’ interpretations of the themes and selection of raw materials, we develop the designs and generate samples for the collection. Our designers strive to ensure that the final product designs reflect the trade mark qualities of the Rampage brand, while at the same time catering to local market preferences, fittings and sizes for our target customers.

Product Procurement

Our dedicated product management teams are primarily responsible for product procurement, including procurement of third-party branded products, and quality assurance and control.

Proprietary brand apparel

For our Euromoda- and Rampage-branded apparel, one of our product management teams works closely with our in-house design team to decide final designs and conduct cost analysis. Once final samples are determined, our product management team identifies qualified OEM suppliers based on our selected OEM supplier pool. Based on our design sketches, product samples are then created and provided to our employees for internal feedback. The product management team is also responsible for proposing revisions to the designs and samples to meet the cost target. Once the final supplier is determined based on quality and price, the product management team will be responsible for negotiating the production contract.

To ensure the quality of raw materials and help control cost, we have an internal team specializing in recommending raw material suppliers to our apparel OEM suppliers. The apparel suppliers procure raw materials at their own cost and are responsible for any quality problems relating to raw materials.

Third-party products

In order to diversify our product offerings, we also identify and procure a broad variety of third-party branded products for selling over our online platform. Our product management team under the e-commerce division is responsible for identifying and selecting products of third-party brands, including both established brands and emerging brands.

In addition to new products, this product team keeps track of the previous best sellers and upgrades them with new functions or looks to lengthen the product life. This also enhances our ability to respond to fast- changing consumer taste at low product development and procurement cost.

Quality Assurance and Control

Our quality assurance and control team assists our product management team in the product sourcing process. For the proprietary branded apparel of which we outsource manufacturing, our quality assurance and control team is responsible for (a) inspecting raw materials before they are accepted for use; (b) sending staff to the suppliers’ production facilities to conduct on-site quality control on a regular basis; and (c) checking the finished products for consistency and quality upon completion of the production process. Typically, third-party brand owners or operators are responsible for product quality, and we also apply strict quality control to these products. Before our logistics center accepts delivery of products from suppliers of third-party branded or our proprietary branded products, we will inspect sample products. Our store personnel at each retail store are responsible for checking products upon delivery before such product is accepted and sold to customers. After each inspection, we reject those products that we believe may be unsafe or fail to meet our requirements.

In particular, before an OEM supplier begins manufacturing, our quality assurance and control team will require the supplier to provide raw material samples and will send these samples to independent quality test centers for testing, to make sure the raw materials meet the relevant mandatory national safety standards and our requirements. Through efficient communications with independent quality test centers which maintain the testing result retrieval systems, we are able to quickly track the raw material testing report for each of our proprietary branded products.

We believe our strict quality control process enable us to ensure our product safety, enhance our brand reputation and help build customer loyalty.

Product Suppliers

We have strong relationships with a network of OEM suppliers and third-party branded product suppliers across China. None of our suppliers accounted for more than 5% of our total purchase in terms of value in each of past three years. Benefiting from our quick cash collection as a result of our direct business model, we are able to make speedy payments to our suppliers, which has in turn improved our ability to negotiate favorable supply terms, such as lower price and shorter lead time from suppliers. Given our reputation and payment track record, our suppliers are willing to maintain long-term relationships with us for large and stable orders. We usually do not need to make down payment to our suppliers before the delivery of products.

To achieve our low cost and high quality standard, our quality assurance and control team and internal auditing team are involved in the supplier selection and evaluation process. An evaluation form of a supplier’s production facilities, capacity, process, and quality standard is presented for internal review prior to order placement. Detailed product cost structure is also submitted to quality assurance and control team for review. The strict internal review process helps ensure that we maintain a network of suppliers with sufficient capacity, efficient production process, short lead time and high quality standard. We constantly review the performance of our suppliers based on criteria such as their capacities, lead time and product quality, and replace unqualified suppliers with qualified ones.

We believe that our outsourcing manufacturing approach enables us to focus our resources and efforts on product designs, quality control, sales management and other core strengths. This asset-light model also allows us to avoid direct exposure to the operational and financial risks and expenses relating to the operation of production facilities and management of manufacturing labor.

Inventory Management

We implement an inventory management strategy focusing on shortening our product cycles and enhancing our ability to quickly respond to changing consumer preferences and market trends. In general, before or during our test-marketing stage, we only place small-batch orders and do not maintain any sizable inventory position in a particular product. Leveraging our close relationships with suppliers, we are usually able to quickly ramp-up production of those items which prove popular. The flexible production support allows us replenish inventory in a timely manner.

We closely monitor and assess the sales performance of our products. We have implemented an inventory management system involving stock maintenance, transfer and receipt of products, sales invoicing and sales recording. The transfer of inventory between our online platform and stores also helps us optimize inventory level and achieve economies of scale.

To reduce the risk of inventory obsolescence, we may sell those products of substantial inventory history at a discount in promotional events conducted on our online platform or stores. We also analyze historical sales pattern, effects of promotion activities and general market trends to guide the composition and management of our inventory, thus better meeting future demand.

Customer Service

We believe our emphasis on customer service enhances our brand image and customer loyalty. Our call center and around-the-clock website customer service provide real-time assistance to our customers. Our customer service center is staffed by over 770 sales representatives. Customers can access our after-sales service hotline 12 hours a day, and our customer complaint hotline is open over eight hours a day. We are committed to settle customer complaints within 24 hours.

Our customer service representatives are well trained to address customer inquires, proactively educate potential customers about our products and promptly resolve customer complaints. We ensure service quality by placing emphasis on personnel selection and regularly monitoring the performance of our representatives. Each representative has to complete eight to 12 hours of mandatory training every month, conducted by experienced managers on product knowledge, service attitude, complaint handling and communication skills, among others.

Management Information System

We have developed a proprietary management information system tailored for our operations. We continue to develop our management information system to integrate two dimensions of our business:

•

Front-end integration. All our sales operations are supported by our centralized management information system and share the same customer database, which enables us to generate synergy between our online platform and stores.

•

Back-end integrated. Our management information system also supports other parts of the business flow including procurement, inventory management, order processing, and distribution. The integration enables a better control of inventory and gross margin, as well as improves efficiency.

Integrated with our self-developed software, our management information system mainly includes (i) Internet transaction process management system, which accepts and validates customer orders, organizes, places and manages orders with suppliers, assigns products to customer orders, and manages order shipment; (ii) call center business management system, which facilitates automatic incoming call connection to available customer service representatives, data collection and organization of information received through the call centers, processing of after-sales service issues and monitoring of call center representatives for training and quality assurance purposes; (iii) outbound call management system, which facilitates automatic outgoing dialing processes from a predetermined subgroup of target customers derived from our database and matches calls with available representatives; (iv) database management system, which facilitates the collection and updating of customer information; (v) inventory management system, which connects our warehouses through virtual private network connections and can generate and reconcile up-to-date inventory reports; (vi) Real-time sales data monitoring system, which facilitates monitoring and analysis of our sales; and (vii) Database backup, which is made on a day-to-day basis with backup tapes secured in a bank’s safe.

We also adopt rigorous security policies and measures, including self-developed dual-key, server-specific encryption technology, to protect our proprietary information database.

Competition

The B2C e-commerce market in China is fragmented and highly competitive. There is generally no significant barrier to entry. We believe we compete primarily on the basis of:

•	the effectiveness of our sales and distribution platform in reaching customers and generating demand for our products;

•

our ability to quickly introduce new trendy products and more diversified SKUs and price our products competitively, leveraging our economies of scale and understanding of latest customer preferences in China gathered from our platform;

•	product design, product quality and brand loyalty; and

•	our ability to provide consistent customer service to maintain and expand our customer base.

We believe currently there are few large-scale online platforms for apparel and accessories products, particularly women’s apparel and accessories products, in China. Although there are store-based women’s apparel and accessories merchants starting to explore the online sales market, they have not achieved a successful track record in online sales like us.

With respect to our online platform, we believe we compete with other B2C or C2C e-commerce operators which offer similar products on the Internet, including Alibaba’s Tao Bao, Amazon China/Joyo and Dang Dang. In contrast to these competitors, we focus primarily on the apparel and accessories sector.

We face competition from other specialized apparel and accessories B2C e-commerce operators. We also compete for customers’ spending with traditional department stores, other international or domestic store-based fashion retailers and apparel companies that distribute branded apparel and accessories through non- proprietary retail or department stores. We compete with these competitors selling through stores on the basis of our online platform, our extensive customer data, our experience in sales and marketing and our ability to quickly roll out new products.

We believe we are well-positioned to effectively compete on the basis of the above listed competition factors. However, many of our current or future competitors may have longer operating histories, better brand recognition, greater levels of customer trust, stronger platform management capabilities, better advertising and supplier relationships, a stronger sales force and/or greater financial, technical or marketing resources than we do. We may also face competition from new entrants into this market.

Our Employees

We had 2,828, 4,118 and 4,150 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth the number of our employees categorized by areas of operations and as a percentage of all employees as of December 31, 2010:

Operations	Number of employees	Percentage of total
Online platform	1,546	37.3%
Stores	823	19.8%
Logistics	1,103	26.6%
Design and product sourcing	496	12.0%
Marketing, management and administration	182	4.3%
Total	4,150	100.0%

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

We design and implement in-house training programs tailored to each job function and responsibilities to enhance performance. Specific training is provided to new employees at orientation to familiarize them with our working environment and safety requirements. In addition, we provide our call center customer service personnel and outbound call sales specialists with trainings that focus on their skills and qualifications to ensure that they are familiar with the product features.

Our PRC subsidiaries contribute to social insurance for their employees every month in compliance with relevant PRC laws, including pension, medical insurance, unemployment insurance, occupational injuries insurance, childbirth insurance and housing fund. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

Insurance

We maintain property insurance policies with a reputable insurance company covering our equipment, facilities, inventories and other properties. These insurance policies cover losses due to fire, explosions, floods and a wide range of other natural disasters or accidents. Insurance coverage for our equipments, facilities, inventories, and other properties in China amounted to approximately RMB381.9 million ($57.9 million) as of December 31, 2010. We also maintain the following insurance policies as of December 31, 2010:

•	product liability insurance for the products sold by us with a cap of RMB10.0 million ($1.5 million);

•

public liability insurance for business activities conducted in our franchised and directly operated retail stores, offices and warehouses with a cap of RMB3.0 million ($0.5 million) per accident and for each store/office, and an aggregate cap of RMB50.0 million ($7.6 million);

•	business interruption insurance to cover our gross profit losses suffered during business interruption associated with covered disasters to our properties;

•	fidelity insurance to protect us from economic losses caused by employee disloyalty or fraud;

•	cash insurance to cover losses of cash in transit, from our premises during business hours, or from our safe or strong room, caused by theft or robbery;

•	cargo transit insurance; and

•	project construction and third-party liability insurance.

Intellectual Property

We regard our trademarks, trade secrets, patents and similar intellectual property as critical to our success, and rely on trademark and patent law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers and others to protect our proprietary rights. We maintain 134 trademark registrations in the Greater China area and are in the process of applying for registration of 33 trademarks in the Great China area. We are the exclusive licensee of Weinin, a trademark registration in China, for our health food products. We own two patents in China relating to a multi-function computer desk and 10 copyrights related to computer software.

We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademarks, to third parties, including our OEM suppliers and franchisees. While we attempt to ensure that the quality of our brands is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the our proprietary rights or reputation, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Government Regulations

Corporate Laws and Industry Catalog Relating to Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994, as amended in 1999, 2004 and 2005, respectively. The Company Law is applicable to our PRC subsidiaries and affiliated entities unless the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, registered capital requirement and the day-to-day operation matters of wholly foreign-owned enterprises, such as our subsidiaries Mai Wang Trading and Mai Wang Information, are regulated by the Wholly Foreign-owned Enterprise Law of the PRC effective in 1986, as amended in 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC effective in 1990, as amended in 2001. Matters concerning the incorporation and operation of the sino-foreign contractual joint ventures, such as our subsidiary MecoxLane Mailorder, are governed by the Sino-foreign Contractual Joint Venture Law of the PRC effective in 1988, as amended in 2000, and the Implementation Rules of the Sino-foreign Contractual Joint Venture Law of the PRC effective in 1995.

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The catalog basically divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the catalog are generally opened to foreign investment unless specifically restricted by other PRC regulations. Establishment of the wholly foreign- owned enterprises is generally permitted in the encouraged industries. Some of the restricted industries are limited to equity or contractual joint ventures, while in some cases the Chinese partner is required to hold the majority interests in such joint ventures. In addition, restricted category projects are also subject to higher-level government approvals. Foreign investors are not allowed to invest in the industries in the prohibited category. The businesses making of sales through our online platform and our franchised stores, which our PRC subsidiaries and VIEs are currently engaged in, fall under the restricted category, while sales through our directly operated stores fall under the permitted category.

Regulations Relating to Foreign-invested Enterprises Engaging in Retail Businesses

In April 2004, the Ministry of Commerce issued the Administrative Measures on Foreign Investment in Commercial Fields. Pursuant to these measures, foreign investors are permitted to engage in the distribution services by setting up commercial enterprises and stores in accordance with the procedures and guidelines provided in the Measures.

To further simplify the approval procedures for foreign investment in the distribution sector, the Ministry of Commerce issued the Notice on Delegating Examination and Approval Authorities for Foreign-invested Commercial Enterprises, in September 2008, delegating the power of examination and approval of foreign-invested commercial enterprises to the provincial branches of the Ministry of Commerce except for certain specified items.

In addition, Chinese regulations also require foreign-invested retail enterprises to go through an additional approval process, not required of domestic retail enterprises, each time they open a new retail store. Each time a foreign-invested retail enterprise wishes to open a new store, it must submit the following documents, among others, to the PRC Ministry of Commerce or its authorized local counterpart: (i) an application letter for opening the new store, (ii) a feasibility study report for opening the new store, (iii) the applicant’s most recent fiscal year’s audit report, and (iv) documents issued by the local government on the proposed new store’s compliance with requirements for city development and development of urban commerce. The new store can only be opened after approval is received from the PRC Ministry of Commerce or its authorized local counterpart.

Regulations Relating to Franchise Businesses

To regulate the franchise industry, the State Council issued the Administration Regulations on Commercial Franchise in February 2007, and the Ministry of Commerce issued the Administration Rules on Filing of Commercial Franchise in April 2007 and the Notice Concerning Authorizing Provincial Commerce Authorities to Conduct Filings of Commercial Franchise in April 2009. Pursuant to these regulations, a franchisor must be an enterprise with at least two directly operated stores and have been in operation for at least one year. The franchisor should have a mature operating model and the ability to provide operating guidance, technology support and business training to franchisees. The franchisor is required to enter into a written franchise agreement with each of its franchisees, under which the franchisees have the right to terminate this agreement within a designated period. With the exception of renewed franchise agreements, the term of a franchise agreement must be no less than three years, unless otherwise agreed to by the franchisee.

A franchisor starting its franchise business after May 1, 2007 is required to file its business license, sample franchise agreement and other documents to the state or provincial commerce authority where it is registered for record within 15 days following the execution of its first franchise agreement with a franchisee inside China. A franchisor who has already engaged in franchised business operations prior to May 1, 2007 shall apply for such filing within one year from the day when the Administration Regulations on Commercial Franchise came into effect. If the franchisor conducts franchise business in two or more municipalities, provinces or autonomous regions, it is required to file with the Ministry of Commerce before May 1, 2009, followed by a filing with the provincial commerce authority where it is registered. Foreign franchisors are also required to file the documents with the Ministry of Commerce. Moreover, the franchisor must file information regarding the execution, withdrawal, renewal of and amendment to franchise agreements to the commerce authority for record before March 31 of each year. Any changes in the recorded information of the franchisor should also be filed with the relevant commerce authority within 30 days following the occurrence of these changes. For a franchisor failing to file in accordance with these regulations, the relevant commerce authority may order it to comply within a designated time frame and impose a fine ranging from RMB10,000 to RMB50,000. If the franchisor fails to comply as ordered, the relevant commerce authority may impose another fine ranging from RMB50,000 to RMB100,000 and publicly announce the franchisor’s violation.

The Administration Regulations on Information Disclosure for Commercial Franchise, issued by the Ministry of Commerce in April 2007, further requires a franchisor to disclose its basic information, ownership of business resources, franchise fees charged, products and services to be provided as well as other information to any franchisees at least 30 days prior to the execution of the franchise agreement. Our franchise operations in China are subject to the above rules.

Regulations Relating to Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of the PRC to regulate the telecommunications activities in the PRC. The telecommunications industry in the PRC is governed by a licensing system based on the classifications of the telecommunications services set forth under these regulations.

The Ministry of Industry and Information Technology together with the provincial-level communications administrative bureaus, supervises and regulates the telecommunications industry in the PRC. The regulations divide the telecommunications services into two categories: infrastructure telecommunications services and value-added telecommunications services. The operation of value-added telecommunications services is subject to the examination, approval and the granting of licenses by the Ministry of Industry and Information Technology or the provincial-level communications administrative bureaus. In accordance with the Catalog of Classification of Telecommunications Businesses effective in April 2003, provision of information services through mobile networks and Internet is classified as the “Second Category of Value-added Telecommunications Services”.

The Administrative Measures of Permission to Provide Telecommunications Services, or the Administrative Measures, effective in April 2009, sets out the basic requirements for the operation of the value-added telecommunications services in the PRC, mainly including (i) the operator is a duly incorporated company; (ii) the operator has necessary professional personnel and adequate funds; (iii) the operator has capability to or reputation on providing long term services; (iv) the operator has a registered capital of no less than RMB10 million to provide value-added telecommunications services in at least two provinces of China; (v) the operator has necessary premises and facilities for its operation; and (vi) none of the operator, the operator’s major investors or key managements have any illegal record in the telecommunications industry during the past three years. The Administrative Measures also stipulate the required materials and procedures for the application of operation of value-added telecommunications services, the approval procedures and the guidelines for the use of the licenses.

According to the Administrative Measures, the Trans-regional Value-added Telecommunications Services Operation License, which is applicable to an operator providing services in at least two provinces, must be approved by the Ministry of Industry and Information Technology and the Value-added Telecommunications Services Operation License, which is applicable to an operator providing services in one province, must be approved by the competent provincial-level communications administrative bureaus. The Trans-regional Value- added Telecommunications Services Operation License is valid for five years, and the operator may apply for renewal at least 90 days prior to the expiration.

In March 2005, the Ministry of Industry and Information Technology issued the Specifications for Telecommunications Services to clarify the service and communications quality specifications. It also specifies that telecommunications service operators must have a well-established service quality management system and must report to the relevant telecommunications authorities in the specified time, content and manner.

Regulations Relating to Foreign Investments in Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investments in Telecommunications Enterprises effective in January 2002, as amended in September 2008, a foreign investor must hold no more than 50% equity interest in a value-added telecommunications services provider in the PRC and such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the Ministry of Industry and Information Technology in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an Internet content provision license to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds an Internet content provision license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local Internet content provision license holder. The Circular further requires each Internet content provision license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. If an Internet content provision license holder fails to comply with the requirements in the Circular and also fails to remedy such non-compliance, the Ministry of Industry and Information Technology or its local counterparts have the discretion to take measures against such license holder, including revoking its Internet content provision license.

Regulations Relating to Internet Information Services and Content of Internet Information

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, to regulate the provision of information services to online users through the Internet, and such Measures were amended in January 2011. In accordance with the Internet Measures, Internet information services are divided into two categories: services of an operative nature and services of a non-operative nature. Internet information services with an operative nature is subject to a licensing system and those with a non-operative nature is subject to a filing system.

The Internet Measures further specify that the Internet information services regarding, among others, news, publication, education, medical and health care, pharmacy and medical appliances are required to be examined, approved and regulated by the relevant authorities. Internet information services regarding electronic bulletin services require special application or special filing in accordance with relevant regulations. Internet content providers are prohibited to provide services beyond the licensed or registered scope. Furthermore, the Internet Measures clearly specify the list of the prohibited content. Internet content providers must monitor and control the information posted on their websites. If finding any prohibited content, they must terminate the posting immediately, keep the relevant record and report to the related authorities.

Our B2C e-commerce business is subject to the above regulation relating to telecommunication and Internet information.

Regulations Relating to Taxation

Up through December 31, 2007, most of our subsidiaries operating in the PRC were subject to PRC income tax at the statutory rate of 33% (30% national income tax plus 3% local income tax) on their PRC taxable income.

In January 2008, the PRC Corporate Income Tax Law took effect. The PRC Corporate Income Tax Law applies a uniform 25% corporate income tax rate to both foreign-invested enterprises and domestic enterprises, unless where tax incentives are granted to special industries and projects. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then-effective tax laws and administrative regulations continue to enjoy preferential tax treatment within the five-year transitional period starting from January 1, 2008.

Under the PRC Corporate Income Tax Law and the Implementing Rules, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we are a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

The PRC Corporate Income Tax Law also provides that enterprises established outside China whose “effective management” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% corporate income tax rate as to their global income. Under the implementation regulations, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise.

In April 2009, the State Administration of Taxation released a circular that sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors. Under the circular, an enterprise is considered a resident enterprise if all of the following applies: (i) the enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the enterprise are located or stored in the PRC; and (iv) the directors or management personnel holding no less than 50% voting rights of the enterprise habitually reside in the PRC.

Regulations Relating to Foreign Exchange

Pursuant to the Regulations of the PRC on Administration of Foreign Exchange effective in 1996, as amended in August 2008, current account transactions, such as sale or purchase of goods, are not subject to PRC governmental control or restrictions. Certain organizations in the PRC, including foreign-invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents to such banks. However, approval of the SAFE, is required for the capital account transactions.

Pursuant to the Notice of the SAFE on Relevant Issues concerning Foreign Exchange Administration of Financing and Return Investments Undertaken by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Notice No. 75, effective in November 2005: (i) a PRC resident, must register with the competent SAFE branch before establishing or controlling an offshore special purpose vehicle for the purpose of capital financing with assets or equities of PRC companies; (ii) when a PRC resident contributes assets or equity interests it owns in a domestic enterprise to an offshore special purpose vehicle, or engages in overseas financing after such contributing, such PRC resident must register its interest in the offshore special purpose vehicle or any change to its interest in the offshore special purpose vehicle with the local SAFE branch; (iii) any PRC resident that is a shareholder of an offshore special purpose vehicle must amend its SAFE registration with respect to that offshore special purpose vehicle in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital within 30 days after the occurrence of such event. Pursuant to the SAFE Notice No. 75, any failure to comply with these registration procedures may result in penalties, including the imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute any dividends to the offshore special purpose vehicle.

Regulations Relating to Labor

Pursuant to the PRC Labor Law effective in 1995 and the PRC Labor Contract Law effective in 2008, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. The employers must build up occupational safety and sanitation systems, implement the rules and standards of the national occupational safety and sanitation, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

Pursuant to the Regulations on Occupational Injury Insurance effective in 2004, as amended in December 2010, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees effective in 1995, PRC companies must pay occupational injury insurance premiums and maternity insurance premiums for their employees. Pursuant to the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective in 1999 and the Interim Measures concerning the Administration of the Registration of Social Insurance effective in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both the PRC companies and their employees are required to contribute to the social insurance plans. Pursuant to the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with the applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both the PRC companies and their employees are required to contribute to the housing funds and their respective deposits must not be less than 5% of an individual employee’s monthly average wage during the preceding year.

Regulations Relating to Trademark

The effective PRC Trademark Law seeks to improve the administration of trademarks, protect the right to exclusive use of trademarks and encourage producers and operators to guarantee the quality of their goods and services and maintain the reputation of their trademarks, so as to protect the interests of consumers and of producers and operators.

Under the Trademark Law, any of the following acts is deemed as an infringement to the right to exclusive use of a registered trademark: (i) using a trademark identical with or similar to the registered trademark on the same kind of commodities or similar commodities without a license from the registrant of that trademark; (ii) selling the commodities that infringe upon the right to exclusive use of a registered trademark; (iii) forging, manufacturing without authorization the marks of a registered trademark of others, or selling the marks of a registered trademark forged or manufactured without authorization; (iv) changing a registered trademark and putting the commodities with the changed trademark into the market without the consent of the registrant of that trademark; and (v) causing other damage to the right to exclusive use of a registered trademark of another person. In the event of any of the foregoing acts, the infringer would be imposed a fine, ordered to stop the infringement acts immediately and give the infringed party compensation.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

(A)	Shanghai Mecox Lane Information Technology Co., Ltd. is our VIE in China and is 67% owned by Mr. Paul Bang Zhang, our senior vice president and chief financial officer, with Mr. Richard Sijie Pu, our head of e-commerce, and Mr. Yi Xu, our employee, each owning an additional 16.5%.
(B)	Shanghai Mecox Lane Shopping Co., Ltd. is our VIE in China and is 60% owned by Mr. Paul Bang Zhang, 10% owned by Mr. Guisheng Liu, our employee, and 30% owned by Mr. Yi Xu.
(C)	Shanghai Rampage Shopping Co., Ltd. is our VIE in China and is 50% owned by Mr. Paul Bang Zhang, 25% owned by Mr. Guisheng Liu and 25% owned by Mr. Yi Xu.
(D)	The following list sets forth MecoxLane Shopping’s wholly-owned subsidiaries which were incorporated to facilitate our directly operated retail store operations in the local markets: (1) Hangzhou Mecox Lane Shopping Co., Ltd., (2) Xiamen Mecox Lane Shopping Co., Ltd., (3) Xi’an Mecox Lane Shopping Co., Ltd., (4) Chengdu Mecox Lane Trade Co., Ltd., (5) Beijing Mecox Lane Shopping Co., Ltd., (6) Nanjing Mecox Lane Trade Co., Ltd., (7) Chongqing Mecox Lane Shopping Co., Ltd., (8) Jinan Mecox Lane Shopping Co., Ltd., (9) Wuxi Mecox Lane Shopping Co., Ltd., (10) Wuhan Mecox Lane Trade Co., Ltd., (11) Shenzhen Mecox Lane Shopping Co., Ltd. (12) Shenyang Mecox Lane Shopping Co., Ltd., (13) Fuzhou Mecox Lane Shopping Co., Ltd., (14) Dalian Mecox Lane Shopping Co., Ltd., (15) Guangzhou Mecox Lane Trade Co., Ltd. (16) Tianjin Mecox Lane Stores Co., Ltd., and (17) Qingdao Mecox Lane Trade Co., Ltd.

D.	Property, Plants and Equipment

We won the bid for land use right of a parcel of land with 133,542 square meters for our logistics center and warehouse in Wujiang, Jiangsu Province, and currently are in the process of obtaining the land use right certificate. We are headquartered in Shanghai and have leased an aggregate of over 100,000 square meters of office, warehouse and call center spaces in Shanghai, Beijing, Chengdu and Guangzhou. The following table sets forth a summary of the leased properties with an area of more than 100 square meters as of the date of this annual report:

Location	Space (in square meters)		Usage of Property	Expiration Time
Xuhui District, Shanghai	4,300		Call Center (Customer service)	February 2013
	1,839		Call Center (Out-bound)	December 2012
	1,923		Management and Administration	April 2011
	1,923		Product Development and Design	April 2011
	967		Retail	August 2012
	960		E-commerce	April 2011
	685	*	Photography	May 2012
Songjiang District, Shanghai	5085		Warehouse	August 2011
	13,672		Warehouse	January 2012
	13,443		Warehouse	September 2012
	16,703		Warehouse	December 2013
	15,000	**	Warehouse	December 2013
	9,288		Warehouse	May 2014
	3,680		Warehouse	October 2014
Beijing	4,300		Warehouse	May 2012
	7,512		Warehouse	March 2013
Chengdu	6,736		Warehouse	July 2012
Guangzhou	3,000		Warehouse	May 2012

*	The sum of space under multiple leases.
**	We have the right to lease the expanded warehouse up to 30,000 square meters.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This annual report on Form 20-F contains forward-looking statements. See “Introduction—Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We operate one of China’s leading online platforms for apparel and accessories as measured by revenues in 2010, according to iResearch. Our net revenues grew from $107.5 million in 2008 to $227.5 million in 2010, representing a compound annual growth rate, or CAGR, of 45.5%. Our net income grew from $3.6 million to $4.4 million over the same period, representing a CAGR of 11.9%. Our adjusted net income, a financial measure not in accordance with U.S. GAAP, grew from $5.2 million to $7.8 million over the same period, representing a CAGR of 22.0%.

We use adjusted net income, a non-GAAP financial measure, as a key financial performance indicator to assess our operating results. We define adjusted net income as net income excluding share-based compensation expenses. We review adjusted net income together with net income to have a better understanding of our operating performance. We believe it is useful information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses. However, the use of adjusted net income has material limitations as an analytical tool, as share-based compensation expenses have been, and will continue to be, incurred as a necessary element of our expenses. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income in isolation from or as an alternative to consolidated income data prepared in accordance with U.S. GAAP.

Factors Affecting Our Results of Operations

Our operating results and financial condition are affected by a number of factors, including:

•	levels of per capita disposable income and consumer spending;

•	growth of Internet penetration and B2C e-commerce in China;

•	effectiveness of our marketing activities;

•	our product offerings and pricing; and

•	control of product sourcing cost and operating expenses.

Levels of Per Capita Disposable Income and Consumer Spending

The levels of per capita disposable income and consumer spending in China have risen significantly in recent years as a result of strong economic growth. From 2000 to 2010, according to the National Bureau of Statistics of China, per capita annual consumption expenditure among urban households in China increased at a CAGR of approximately 10.4% from approximately RMB4,998 in 2000 to approximately RMB13,471($2,041) in 2010.

We believe the increases in per capita disposable income and consumer spending resulted in an increase in the demand for apparel and accessories products, particularly among young urban women. We position our products to target primarily young urban women in China who seek fashion products. We believe that our product positioning enables us to tap into attractive consumer segments with strong growth potential. Consumers in China have also tended to shift their spending more towards the consumption of fashion apparel and accessories.

Growth of Internet Penetration and B2C E-commerce in China

With the growing popularity of B2C e-commerce in China, sales through our online platform, particularly our e-commerce website, have achieved significant growth. China’s growing Internet user base has fueled the growth of e-commerce in China. According to the CNNIC, in June 2008, China surpassed the United States as the country of the most number of Internet users in the world. There were 457 million Internet users in China as of the end of 2010, of which 98.5% were broadband subscribers, according to CNNIC. The total sales revenues of the B2C e-commerce market for apparel and accessories in China reached RMB12.3 billion ($1.9 billion) in 2010, according to iResearch. With the growing popularity of B2C e-commerce, the number of orders placed via our e-commerce website increased from approximately 0.9 million in 2007 to approximately 7.1 million in 2010, and the number of active customers of our e-commerce website increased from approximately 0.3 million as of December 31, 2007 to approximately 1.4 million as of December 31, 2010. However, the Internet use and Internet shopping penetration ratios in China are still low compared to developed countries. With the Internet becoming increasingly popular among Chinese consumers, there are great growth opportunities for B2C e-commerce in China.

Effectiveness of Our Marketing Activities

We have 15 years of experience with various marketing approaches and customer segmentation in China and our sophisticated data analysis helps us achieve highly-targeted, effective and cost-efficient marketing. We utilize direct marketing tools, including online advertising, circulation of catalogs, targeted e-mails and SMS and out-bound calls, to attract new customers and increase customer spending over our online platform. We systematically analyze our extensive customer database, segment customers and circulate promotion information according to predictions based on customers’ consumption habits and preferences. To enhance efficiency of online advertising, we typically pay advertising fees based on the percentage of actual sales generated from advertising activities. Compared to mass marketing, we believe these targeted marketing efforts help us cost- effectively increase sales over our online platform. We also conduct various other marketing and promotion activities such as print media advertising, loyalty programs and fashion shows to enhance our brand awareness and increase customer loyalty. As a result, the number of our active customers of our online platform increased from approximately 1.5 million as of December 31, 2008 to approximately 2.3 million as of December 31, 2010. To control marketing cost, we usually conduct test marketing prior to launching new products to predict specific sources of demand, growth potential and acceptable selling prices of our products. We also carry out test marketing to analyze the effectiveness of each marketing approach before rollout of mass marketing. This approach helps us minimize customer acquisition cost and improve the return-on-investment on our marketing activities.

Our Product Offerings and Pricing

Our current featured product categories consist of apparel and accessories, home products, beauty and healthcare products, and other products. The margins of different categories of products vary. Beauty and healthcare products are usually sold at the highest margins among our products. Women’s apparel and accessories are also sold at relatively high margins as compared to other products.

We generally generate higher margins by selling our proprietary brands as compared to third-party branded products, because we retain full brand premium for our own branded products. The relatively high gross margin of sales through our franchised and directly operated stores compared to our online platform was partly attributable to the fact that we only sell our own branded apparel and accessories products in our physical stores. We design our branded apparel and accessories in-house and promote the fast-fashion concept by quickly rolling out our products at the forefront of fashion trends. We offered 15,970 SKUs of apparel and accessories under our proprietary Euromoda and Rampage brands in 2010.

We believe there is a promising market opportunity for value-for-money fashion. We have implemented a value-for-money strategy to increase sales and to provide our customers with affordable fashion apparel. We promote fast fashion apparel and accessories while pricing products as low as one third to one half of comparable products sold in department stores. We believe our beauty and healthcare products are priced as much as 50% lower than comparable products offered on television shopping programs. We generally adopt a unified price to end customers across our sales platforms for the same product during most of its lifecycle.

Control of Product Sourcing Cost and Operating Expenses

All of our products are manufactured by third-party suppliers, and the product sourcing cost accounted for a majority of our cost of goods sold. Fluctuation in our product sourcing cost affects our ability to price our product competitively and our results of operations. We strictly control our product sourcing cost. In particular, our product management team sourced products from a network of OEM suppliers across China, which allowed us to benefit from low manufacturing cost while maintaining high product quality. When our product management team selects an OEM supplier for a particularly order of apparel and accessories, a separate team will contact other OEM suppliers for another quote based on the same quality requirements. This independent bidding process allows us to control cost and closely manage the sourcing process.

With the expansion of our business, we have experienced increases in operating expenses, including compensation and benefit expenses for our logistic and corporate office employees, rental of and depreciation related to logistics center and corporate facilities, marketing and advertising expenses. To cost efficiently manage our rapid growth in recent years, we have employed strict internal processes and policies to control our operating expenses.

Net Revenues

The following table sets forth our net revenues by segment both in absolute amount and as a percentage of total net revenues for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
	(in thousands of $, except percentage)
		%		%		%
Net revenues:
Online platform	92,438	86.0	129,362	72.8	178,768	78.6
Directly operated stores	13,915	12.9	37,388	21.0	30,710	13.5
Franchised stores	1,174	1.1	10,939	6.2	18,063	7.9

Total net revenues	107,527	100.0	177,689	100.0	227,541	100.0

In 2008, 2009 and 2010, we generated net revenues of $107.5 million, $177.7 million and $227.5 million respectively. We have derived our revenues from three segments: (i) our online platform, comprising sales through our M18.com e-commerce website and call centers, (ii) directly operated stores, comprising sales through our directly operated stores and (iii) franchised stores, comprising sales to our franchisees who operate franchised stores. Our online platform accounted for 78.6% of our net revenues in 2010. Our revenues include shipping and handling fees we charge our online platform customers and are presented net of PRC value-added tax, business tax and related surcharges.

Our net revenues are subject to seasonal fluctuations. For example, our net revenues are usually lower during the Chinese New Year period when customers tend to do less online shopping. Our net revenues in July and August also tend to be lower than other months because our summer apparel products usually have lower unit prices compared to our apparel products for the autumn and winter seasons.

Online Platform. We directly market and sell apparel and accessories, home products, beauty and healthcare products, and other products through our online platform. Revenues are recognized at the time the end customers receive the products, which are typically within a few days of shipment.

The following table illustrates the numbers of average daily unique visitors and monthly page views of our website, customers making purchases through our online platform and purchase orders in the three years ended December 31, 2010.

	For the Year Ended December 31,
	2008	2009	2010
	(in thousands)
Number of average daily unique visitors of our website in the last month of each year	90.0	433.2	816.0
Number of page views of our website in the last month of each year	64,936.4	198,858.9	282,614.0
Number of customers making purchase through our online platform(1)	1,507.1	1,878.9	2,250.6
Number of purchase orders(1)	4,650.1	6,217.8	9,487.1

(1)	included our e-commerce website and customer service call center.

Almost all the products we offer are available on our e-commerce website. Once a customer places an order via our M18.com e-commerce website, our logistics center will package the products to be shipped. We deliver our products nationwide via a network of third-party express courier companies and EMS. Customers have a number of payment options, including COD, online payment, wire transfer and postal remittance. COD via third- party express courier companies is available to customers in over 170 cities in China. Third-party express courier companies and EMS collect payment from customers at the point of delivery.

Certain of our customers become aware of our products primarily from our catalogs and our out-bound calls. Our catalogs feature all the main categories of our products. Our out-bound call center primarily markets and sells beauty and healthcare products. After customers confirm orders over the telephone, generally we deliver orders via third-party express courier companies and collect payment through COD.

Stores. We have offered women’s apparel and accessories in physical stores under our own Euromoda and Rampage brands since 2006 and 2009, respectively.

The following table presents selected operating data of our physical stores as of the dates indicated:

	For the Year Ended December 31,
	2008	2009	2010
Number of Stores
Directly operated stores	128	177	124
Franchised stores	39	225	327

All stores	167	402	451

Total store size of our directly operated stores in square meter	14,984	20,688	12,549

The following table presents selected operating data of our physical stores for 2008, 2009 and 2010:

	For the Year Ended December 31,
	2008	2009	2010
Average number of stores in operation(1)	79	256	455
Average number of directly operated stores in operation	64	157	151
Average number of franchised stores in operation	15	99	304

(1)	Average number of stores in operation equals the sum of the number of stores at the end of each month in the applicable period, divided by the number of months in the period.

In order to lower our operating expenses, we have converted some of our directly operated stores, particularly those in second- and third-tier cities, to franchised stores, the owners of which are more familiar with the local market. In 2008, 2009 and 2010, we converted nil, 21 and 35 directly operated stores to franchised stores, respectively. Since 2011, we have closed certain franchised and directly-owned stores as the operation performances of these stores did not meet our expectations. We expect this trend to continue in the foreseeable future. We will also start to explore all strategic options regarding our store-based retail operations.

Our franchisees generally enter into annual ordering agreements with us. They typically make a down payment upon placing orders, with the balance of the purchase price fully paid before shipment. Under our arrangements with a portion of the franchisees, we are not responsible for franchised stores’ inventories but allow for a 10% return rate with respect to the unsold merchandise of the current season. Other franchisees selling our products on a consignment basis may return 100% of unsold merchandise. When products are held by the franchisee on a consignment basis, we recognize revenues from sales to franchisees upon sale to the end customers. Consignment sales are recorded net of the amount retained by the franchisee. Because we do not have verifiable data on franchised stores’ sizes and their sales to end customers and these data are not directly linked to our financial results, we do not review the operating results of the franchised stores in the same way as we review those of our directly operated stores.

For our directly operated stores, we generally collect sales proceeds at the points of sale. We are generally able to shorten our receivable period compared to retailers which lease concession areas from department stores, as we usually do not need to grant department stores credit periods.

Cost of Goods Sold (Excluding Depreciation and Amortization, or ex-D&A)

The following table sets forth our cost of goods sold by platform and by type of cost for the periods indicated both in absolute amount and as a percentage of total net revenues.

	For the Year Ended December 31,
	2008		2009		2010
	(in thousands of $, except for percentage)
		%		%		%
Cost of goods sold by platform:
Online platform	51,610	48.0	74,490	41.9	107,389	47.2
Directly operated stores	6,173	5.7	16,055	9.0	13,522	5.9
Franchised stores	696	0.6	6,512	3.7	11,731	5.2

Total	58,479	54.4	97,057	54.6	132,642	58.3

Cost of goods sold by type of cost:
Cost of merchandise sold	51,362	47.8	86,655	48.8	117,941	51.8
Customer shipping and handling costs	7,117	6.6	10,027	5.6	13,752	6.1
Merchandise inventory write-down and shortage	—	—	375	0.2	949	0.4

Total	58,479	54.4	97,057	54.6	132,642	58.3

Our cost of goods sold ex-D&A primarily consists of cost of merchandise sold, customer shipping and handling costs, and merchandise inventory write-down and shortage. In 2008, 2009 and 2010, our cost of goods sold ex-D&A were $58.5 million, $97.1 million and $132.6 million, representing 54.4%, 54.6% and 58.3% of our net revenues for the same periods, respectively.

Most of our products are manufactured by third-party suppliers and the product sourcing cost, or the cost of merchandise sold, accounted for a substantial portion of our cost of goods sold ex-D&A. In 2008, 2009 and 2010, cost of merchandise sold was $51.4 million, $86.7 million and $117.9 million, representing 47.8%, 48.8% and 51.8% of our net revenues for the same periods, respectively. We expect our cost of goods sold to increase as we plan to introduce more third-party branded products through our online platform, the product sourcing cost of which is higher than our own branded products.

In 2008, 2009 and 2010, we recorded customer shipping and handling costs of $7.1 million, $10.0 million and $13.8 million, in our cost of goods sold ex-D&A, representing 6.6%, 5.6% and 6.1% of our net revenues for the same periods, respectively. Our customer shipping and handling costs include the expenses for us to ship our products to our end customers and franchisees. As usually large volumes of products are delivered per shipment to our franchisees, the unit charges for such shipping are usually low compared to our shipping to end customers. We expect the customer shipping and handling costs as a percentage of our net revenues to increase due to the increased market price of the shipping service.

We write down the cost of slow-moving and excess inventory to the estimated market value based on the historical and forecast demand, and such write-down is recorded as part of cost of goods sold ex-D&A.

Operating Expenses

Our operating expenses were $44.7 million, $71.8 million and $89.9 million in 2008, 2009 and 2010 respectively.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses primarily consist of compensation and benefits for our employees, marketing and advertising expenses, rental of directly operated stores, call centers, logistics center and corporate facilities, costs for sample product development, freight expenses associated with moving merchandise from our logistics center to stores, and legal, finance, information systems and other corporate overhead expenses. Our selling, general and administrative expenses also include share-based compensation expenses, as described below. In 2008, 2009 and 2010, our selling, general and administrative expenses were $43.3 million $68.5 million and $86.2 million, representing 40.3%, 38.6% and 37.9% of our net revenues for the same periods, respectively. We expect our selling, general and administrative expenses to continue to increase due to our enhanced marketing efforts, an increase in the market price of Internet marketing, an increase in the number of our employees to support our growing business, and mandatory increase of minimum wages and social insurance.

In 2008, 2009 and 2010, our compensation and benefit expenses were $15.3 million, $25.9 million and $38.1 million, representing 14.3%, 14.6% and 16.7%, of our net revenues for the same periods, respectively. In 2008, 2009 and 2010, our compensation and benefit expenses, excluding share-based compensation, were $13.6 million, $23.3 million and $34.8 million, representing 12.7%, 13.1% and 15.3% of our net revenues for the same periods, respectively. The increase in compensation and benefit expenses was primarily due to the increases of minimum wages, mandatory increase in social insurance and the number of our employees to support our growing business.

In 2008, 2009 and 2010, our marketing and advertising expenses were $15.6 million, $20.8 million and $24.0 million, representing 14.5%, 11.7% and 10.5 % of our net revenues for the same periods, respectively. We continue to analyze the effectiveness and return on investment of each marketing tool. We devote efforts to identifying cost-effective marketing approaches and optimizing our marketing activities.

In 2008, 2009 and 2010, our rental expenses for our directly operated stores, call centers, logistics center and corporate facilities were $4.2 million, $9.7 million and $10.1 million, representing 3.9%, 5.4 % and 4.5% of our net revenues for the same periods, respectively. A small portion of our leases provided for variable rents according to our stores’ sales amounts. The increase in rental expenses in absolute numbers was primarily due to our expansion of logistic centers.

Depreciation and Amortization Expenses. Our depreciation and amortization expenses primarily consist of depreciation expenses in connection with leasehold improvements for our directly operated stores, call centers, logistics center and corporate facilities. In 2008, 2009 and 2010, our depreciation and amortization expenses were $1.5 million, $3.6 million and $4.5 million, respectively. The increase in our depreciation and amortization expenses was primarily due to the expansion of our logistics center and directly operated stores.

Share-based Compensation Expenses. In December 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan. The maximum number of shares that may be issued under the 2006 Plan is 63,456,083 ordinary shares. As of December 31, 2010, options to purchase 19,240,253 ordinary shares were outstanding, and there were no additional shares available under the 2006 Plan for future grants.

In January 2008, we adopted the 2008 Stock Option Plan, or the 2008 Plan. The maximum number of shares that may be issued under the 2008 Plan is 57,370,401 ordinary shares. Options to purchase 54,420,243 ordinary shares were outstanding as of December 31, 2010.

In October 2010, we adopted the 2011 Share Incentive Plan, or the 2011 Plan. The maximum number of shares that may be issued under the 2010 Plan is 25,358,047. No options under the 2011 Plan were granted in 2010.

We recognized share-based compensation expense of $1.7 million, $2.6 million and $3.3 million, for the years ended December 31, 2008, 2009, and 2010 respectively.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. Our subsidiaries in Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

Up through December 31, 2007, most of our subsidiaries operating in the PRC were subject to PRC income tax at the statutory rate of 33% (30% national income tax plus 3% local income tax) on their PRC taxable income. Two of our operating PRC subsidiaries, MecoxLane Mailorder and Mai Wang Trading, were registered in Pudong New District, Shanghai and were subject to a 15% tax rate pursuant to the local tax preferential arrangement.

On January 1, 2008, the PRC Corporate Income Tax Law took effect. The PRC Corporate Income Tax Law applies a uniform 25% corporate income tax rate to both foreign-invested enterprises and domestic enterprises, unless where tax incentives are granted to special industries and projects. Because Mai Wang Information is qualified as a software enterprise, it enjoyed a corporate income tax exemption in 2009 and 2010 and will continue to be entitled to a 50% reduction of its applicable income tax rate from 2011 to 2013. The reduced applicable income tax rate of Mai Wang Information will be 12.5% from 2011 to 2013. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then-effective tax laws and administrative regulations continue to enjoy preferential tax treatment within the five-year transitional period starting from January 1, 2008. MecoxLane Mailorder and Mai Wang Trading were and will be subject to an income tax rate of 18%, 20%, 22% and 24% for the four years ending December 31, 2008, 2009, 2010 and 2011, respectively, and a rate of 25% thereafter. Our other significant PRC subsidiaries and VIEs are subject to the corporate income tax with the tax rate of 25%.

Under the PRC Corporate Income Tax Law and the Implementing Rules, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% as we are a non-resident enterprise incorporated outside of PRC, unless there is a tax treaty with China that provides for a different withholding arrangement. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

The PRC Corporate Income Tax Law provides that enterprises established outside China whose “effective management” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% corporate income tax rate as to their global income. Under the implementation regulations, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. We cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC Corporate Income Tax Law and be subject to the PRC corporate income tax at the rate of 25% on our worldwide income.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

We recognize revenues from product sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable, and collectability is reasonably assured.

We utilize delivery service providers, primarily express courier companies, when sales are made through our online platform. For products ordered through our online platform, we accept payment by COD. For COD sales, we estimate and defer revenues and the related product costs for shipments that are in-transit to the end customers. Revenues are recognized at the time the end customers receive the products, which is typically within a few days of shipment. Amounts collected by delivery service providers but not remitted to us are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery are classified as advances from customers.

We evaluate whether it is appropriate to record the gross amount of product sales and related costs or net amount earned as commissions when selling third-party products. The Group records such on a gross basis because the Group has several, if not all, of the following indicators for gross reporting: is primarily obligated in the transaction, is subject to inventory risk and has latitude in establishing prices and selecting suppliers.

We recognize revenues from our franchised and directly operated stores at the point of sale.

We allow customers from our online platform and directly operated stores to return product within 10 to 30 days of the sale, depending on the customer loyalty status, i.e., members of the customer loyalty program or our VIP program may enjoy longer return periods. We estimate sales returns for such sales based on our own historical return experience. If the return rate we used for the purpose of the sales return analysis for the year ended December 31, 2010 were increased by 1%, net revenues for the year ended December 31, 2010 would decrease by approximately $0.2 million.

We sell products to all of our franchisees at a fixed percentage of the retail price of the merchandise sold and require all of our franchisees to make full payment prior to the delivery of products. We do not offer any inventory credits or other allowances to our franchisees.

A portion of our franchisees are permitted to return products within certain window periods, generally based upon the seasons of the year, limited to 10% of the specific order placed. We defer the full 10% of the sales price subject to return and recognize revenue only when the right of return expires given our limited operating history under these franchising arrangements. We recognize revenues from sales to franchisees upon sale to the end customers when products are held by the franchisees on a consignment basis as the consignment agreement allows the franchisee to return 100% of the unsold merchandise at any given point of time. Consignment sales are recorded net of the amount retained by the franchisee, which is calculated based on a fixed percentage of the retail price of the merchandise sold.

We voluntarily provide discount coupons as sales incentives to selected customers. These coupons can only be utilized in conjunction with a subsequent purchase and are recorded as a reduction of revenues at the time of use. We have established a customer loyalty program wherein a customer earns certain points for the amount they spent. We regularly price certain of our products at a combination of price plus points, the combination of which is solely at our discretion. Points can only be redeemed in connection with a subsequent purchase and have no defined monetary value which would permit a customer to obtain a calculated discount per point or any form of free product.

Inventories

Merchandise inventory is stated at the lower of cost or market. Cost of merchandise inventory is determined using the weighted average cost method. Slow-moving or excess inventories may be disposed of through our Internet clearance sales, catalog clearance sales and other liquidations. We record valuation adjustments to our inventories if the cost of specific inventory items on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory. We perform a detailed review of our inventory levels and an analytical evaluation of aged inventories on a monthly basis to identify inventory items that either are currently, or will become, slow-moving. We compare the on-hand units and season-to-date unit sales (including actual selling prices) to the sales trend and estimated prices required to sell the current units in the future, which enables us to estimate the amount which may have to be sold below cost. These estimates are based on management’s judgment regarding future demand and market conditions, analysis of historical experience, the inventory level in each platform, and the effect of the expected introduction of new products. If actual demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected by adjustments to these estimates. Inventory write-downs are recorded in cost of goods sold in the consolidated statements of operations. We also record inventory loss adjustments for estimated physical inventory losses since the date of the last physical inventory. These estimates are based on management’s analysis of historical results and operating trends. Our shortage estimates can be affected by changes in merchandise mix and changes in actual shortage trends. Historically, actual shortage has not differed materially from our estimates. We recorded nil, $0.4 million and $0.9 million of inventory write-downs and shortages in 2008, 2009 and 2010, respectively.

Share-Based Compensation

We measure share-based compensation cost based on the grant date fair value. The fair value of the award, net of estimated forfeitures, is recognized as compensation expenses over the period during which the recipient is required to provide services in exchange for the award, which is generally the vesting period.

We are responsible for estimating the fair value of options and ordinary shares. The determination of fair value requires us to make complex and subjective judgments about projected financial and operating results. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, price volatility of our shares, and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of share-based compensation expenses we recognize in our consolidated financial statements.

During the period beginning from the completion of our initial public offering and ending on December 31, 2010, we issued options to purchase 1,000,000 ordinary shares at an exercise price of $1.14 on October 26, 2010.

We determined the fair value of the ordinary shares for the above option awards of US$1.57 based on the Company’s share price at initial public offering in the Nasdaq market on October 26, 2010.

For the purpose of determining the estimated fair value of our share options, we believe that the expected volatility is the most sensitive assumptions since we have limited trading histories at the date we granted our options. Changes in the volatility assumption could significantly impact the estimated fair values of the options calculated by the Black-Scholes option pricing model. Expected volatility is estimated based upon the average stock price volatility of the comparable companies over a period commensurate with the expected term of the options. When estimating expected volatility of the share price of a nonpublic entity, historical volatility of other companies in a similar industry group was considered.

Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including estimated forfeitures. We estimate the forfeitures of our share options based on past employee retention rates and our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our share-based compensation expense may change based on changes to our actual forfeitures. Our actual share-based compensation expense may be materially different from our current expectations.

As of December 31, 2010, we had $3.2 million of unrecognized compensation cost related to non-vested share-based compensation awards, which we expect to recognize over a weighted-average period of 1.77 years.

Consolidation of VIEs

PRC laws and regulations currently prohibit or restrict foreign-invested enterprises from operating e-commerce businesses. Chinese regulations also require foreign-invested retail enterprises to go through an additional approval process, not required of domestic retail enterprises, each time they open a new retail store. In order to comply with these foreign ownership restrictions, we operate our e-commerce business through MecoxLane Information and operate our physical stores through MecoxLane Shopping. We conduct the business of wholesale and retail of apparel and accessories in the brand name of Rampage in China through Rampage Shopping. We have entered into a series of contractual arrangements with MecoxLane Information, MecoxLane Shopping, Rampage Shopping and their respective equity owners. As a result of these contractual arrangements, we have the ability to effectively control MecoxLane Information, MecoxLane Shopping and Rampage Shopping, and we are considered the primary beneficiary of MecoxLane Information, MecoxLane Shopping and Rampage Shopping. Accordingly, MecoxLane Information, MecoxLane Shopping and Rampage Shopping are VIEs of our company under U.S. GAAP and we consolidate the results in our consolidated financial statements. We have consulted our PRC legal counsel in assessing our ability to control MecoxLane Information, MecoxLane Shopping and Rampage Shopping through these contractual arrangements. Any changes in PRC laws and regulations that affect our ability to control MecoxLane Information, MecoxLane Shopping and Rampage Shopping might preclude us from consolidating MecoxLane Information, MecoxLane Shopping and Rampage Shopping in the future.

Income Tax and Valuation Allowance against Deferred Tax Assets

We estimate income tax expense for each jurisdiction in which we operate and for each period presented, which includes estimating current tax exposure as well as assessing realizable deferred tax assets and deferred tax liabilities. As of December 31, 2008 and 2009 and 2010, our deferred tax assets were $0.8 million, $1.7 million and $2.9 million, respectively, primarily resulting from temporary differences between accounting and tax basis. We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, and net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our valuation allowance would increase our net income in the period such determination was made. Likewise, if we determined that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would be charged to our consolidated statements of operations in the period such determination is made. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. Significant management judgment based upon the possible sources of taxable income, and the evidence available for each possible sources of taxable income on a jurisdiction by jurisdiction basis, is required in determining income tax expense and deferred tax assets and liabilities. We considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on our ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. We have recognized a valuation allowance against tax loss carry forwards of $347,272, $105,636 and $163,872 at December 31, 2008, 2009 and 2010, respectively.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for 2008, 2009 and 2010 we noted certain significant deficiencies in our internal controls over financial reporting as defined in the standards established by the PCAOB, primarily related to the documentation of certain non-routine transactions and lack of efficient inventory security. We have not noted any material weakness, as defined in the standards established by the PCAOB, in our internal controls over financial reporting. We have begun the process to remediate these control deficiencies by adopting several measures, such as engaging a consulting firm to facilitate the design and implementation of our internal control system and hiring additional accounting personnel with U.S. GAAP and Sarbanes-Oxley Act compliance experience as well as installing security equipment in our warehouses, retaining an external security firm and conducting periodical stock count on a timely basis.

However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See Item IV(D) “Risk Factors-Risks Related to Our Business-If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, e adversely impacted.”

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements” (previously EITF 08-1, Revenue Arrangements with Multiple Deliverables). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We do not expect this ASU will have an impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, “Disclosures About Supplementary Pro Forma Information for Business Combinations”. The ASU addresses differences in the ways entities have interpreted ASC 805’s requirements for disclosures about pro forma revenue and earnings in a business combination. The ASU clarifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In addition, the ASU expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The ASU is effective prospectively for business combinations whose acquisition date is at or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We do not expect the adoption of this ASU would have an impact on our consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2008		2009		2010
	(in thousands of $, except for percentage)
		%		%		%
Net revenues:
Online platform	92,438	86.0	129,362	72.8	178,768	78.6
Directly operated stores	13,915	12.9	37,388	21.0	30,710	13.5
Franchised stores	1,174	1.1	10,939	6.2	18,063	7.9

Total net revenues	107,527	100.0	177,689	100.0	227,541	100.0

Cost of goods sold (excluding depreciation and amortization):
Online platform	51,610	48.0	74,490	41.9	107,389	47.2
Directly operated stores	6,173	5.8	16,055	9.0	13,522	5.9
Franchised stores	696	0.6	6,512	3.7	11,731	5.2

Total cost of goods sold (excluding depreciation and amortization)	58,479	54.4	97,057	54.6	132,642	58.3

Operating expenses:
Selling, general and administrative expenses	43,300	40.3	68,505	38.6	86,245	37.9
Depreciation and amortization expenses	1,454	1.3	3,598	2.0	4,468	2.0
Other income, net	(23)	(0.0)	(254)	(0.1)	(775)	(0.3)

Total operating expenses	44,731	41.6	71,849	40.5	89,938	39.6

Income from operations	4,317	4.0	8,783	4.9	4,961	2.1
Interest income	510	0.5	351	0.2	441	0.2

Income before income taxes and noncontrolling interests	4,827	4.5	9,134	5.1	5,402	2.3
Income tax expense	1,275	1.2	1,922	1.1	958	0.4

Net income	3,552	3.3	7,212	4.0	4,444	1.9

Net income attributable to noncontrolling interests	—	—	—	—	(14)	(0.0)
Net income attributable to the Mecox Lane’s shareholders	3,552	3.3	7,212	4.0	4,430	1.9

The following table sets forth our net revenues, cost of goods sold and gross profit by segment, both in absolute amount and as a percentage of total net revenues for the period indicated.

	For the Year Ended December 31,
	2008		2009		2010
	(in thousands of $, except for percentage)
		%		%		%
Net revenues:
Online platform	92,438	86.0	129,362	72.8	178,768	78.6
Directly operated stores	13,915	12.9	37,388	21.0	30,710	13.5
Franchised stores	1,174	1.1	10,939	6.2	18,063	7.9

Total net revenues	107,527	100.0	177,689	100.0	227,541	100.0

Cost of goods sold (1):
Online platform	51,610	48.0	74,490	41.9	107,389	47.2
Directly operated stores	6,173	5.8	16,055	9.0	13,522	5.9
Franchised stores	696	0.6	6,512	3.7	11,731	5.2

Total cost of goods sold	58,479	54.4	97,057	54.6	132,642	58.3

Gross profit (1):
Online platform	40,828	38.0	54,872	30.9	71,379	31.4
Directly operated stores	7,742	7.2	21,333	12.0	17,188	7.6
Franchised stores	478	0.4	4,427	2.5	6,332	2.7

Total gross profit	49,048	45.6	80,632	45.4	94,899	41.7

(1)	Segment cost of goods sold and gross profit reviewed by the chief operating decision maker exclude depreciation and amortization expenses.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues.

Our net revenues increased by 28.1% from $177.7 million in 2009 to $227.5 million in 2010, due to online business growth.

Online Platform. Net revenues generated from our online platform increased by 38.2% from $129.4 million in 2009 to $178.8 million in 2010. This increase was primarily due to an increase in the number of orders placed via our online platform as a result of increases in the number of customers making purchases through our online platform and the purchasing frequencies of our customers. The number of orders placed via our online platform increased from approximately 6.2 million in 2009 to approximately 9.5 million in 2010, and the number of customers making purchases through our online platform increased from approximately 1.9 million in 2009 to approximately 2.3 million in 2010. The increase in the number of orders placed via our online platform was also partly attributable to our introduction of more products, including third-party branded apparel and accessories products over our online platform. The number of SKUs we offered via our online platform increased from approximately 24,600 in 2009 to approximately 42,000 in 2010.

Directly Operated Stores. Net revenues generated from our directly operated stores decreased by 17.9% to $30.7 million in 2010 from $37.4 million in 2009. The decrease was primarily due to a decline in the number of directly operated stores in operation from an average of 157 stores in 2009 to an average of 151 stores in 2010. The Company converted 35 directly operated stores into franchised stores during 2010 and we expect to convert more directly operated stores into franchised stores in 2011.

Franchised Stores. Net revenues generated from sales to our franchisees increased by 65.1% from $10.9 million in 2009 to $18.1 million in 2010. This increase was primarily due to an increase in the number of franchised stores in operation from an average of 99 stores in 2009 to an average of 304 stores in 2010.

Cost of Goods Sold (ex-D&A). Our cost of goods sold ex-D&A increased by 36.7% from $97.1 million in 2009 to $132.6 million in 2010, due to online business growth.

Online platform. Cost of goods sold attributable to our online platform increased by 44.2% from $74.5 million in 2009 to $107.4 million in 2010. This increase was primarily due to an increase in goods we sold via our online platform as a result of increases in the number of customers making purchases through our online platform and the purchasing frequencies of our customers as explained above. For our online platform, cost of goods sold as a percentage of net revenues was 60.1% in 2010 compared to 57.6% in 2009. The increase was primarily due to an increase in third-party branded products we offered through our online platform in 2010, the profit margin for which is lower than our own branded products.

Directly Operated Stores. Cost of goods sold attributable to our directly operated stores decreased by 15.8% from $16.1 million in 2009 to $13.5 million in 2010. This decrease was primarily due to the decrease of revenue generated from directly operated stores as explained above. For directly operated stores, cost of goods sold accounted for 44.0% of net revenues in 2010, compared to 42.9% in 2009.

Franchised Stores. Cost of goods sold attributable to our franchised stores increased by 80.1% from $6.5 million in 2009 to $11.7 million in 2010. This increase was primarily due to an increase in goods we sold to our franchisees as a result of the expansion of franchised stores in operation. For franchised stores, cost of goods sold accounted for 64.9% of our net revenues in 2010 compared to 59.5% in 2009, primarily due to a higher average discount rate we offered to our franchisees.

Segment Gross Profit. Our total segment gross profit increased by 17.7% from $80.6 million in 2009 to $94.9 million in 2010, due to increases in gross profits attributable to our online platform and franchised stores. Our segment gross margin was 41.7 % in 2010, compared to 45.4 % in 2009. The decrease in gross margin was primarily due to the combined effects of (i) increase in the weighting of the Internet business in total net revenues, (ii) an increase in net revenues from third-party branded products, for which the profit margin is lower than for the Company’s own branded products; and (iii) the increased number of franchised stores in operation, where the Company offered a higher average discount rate to its franchisees.

Online Platform Segment. Gross profit attributable to our online platform segment increased by 30.1% from $54.9 million in 2009 to $71.4 million in 2010. The gross margin for our online platform segment was 39.9% in 2010 compared to 42.4% in 2009.

Directly Operated Store Segment. Gross profit attributable to our directly operated store segment decreased by 19.4% from $21.3 million in 2009 to $17.2 million in 2010. The gross margin for our directly operated store segment was 56.0% in 2010 compared to 57.1% in 2009.

Franchised Store Segment. Gross profit attributable to our franchised store segment increased from $4.4 million in 2009 to $6.3 million in 2010. The gross margin for our franchised store segment was 35.1% in 2010 compared to 40.5% in 2009.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 25.9% from $68.5 million in 2009 to $86.2 million for the year ended December 31, 2010. The increase was primarily due to our enhanced advertising efforts and increased labor expenses. Our compensation and benefit expenses increased by 48.8% from $25.9 million in 2009 to $38.1 million in 2010, primarily due to the mandatory increase of minimum wages and social insurance and the number of our employees to support our growing business.

Our marketing and advertising expenses increased by 15.1% from $20.8 million in 2009 to $24.0 million in 2010, primarily due to our enhanced marketing efforts to promote our products, brands and online platform, particularly online advertising.

Rental expenses for our directly operated stores, call centers, logistics center and corporate facilities increased by 4.8% from $9.7 million in 2009 to $10.1 million in 2010, primarily due to the expansion of logistics centers and warehouse.

Depreciation and Amortization. Our depreciation and amortization increased by 24.2% from $3.6 million in 2009 to $4.5 million in 2010. The increase was primarily due to investments in the logistics centers and investments in the Internet platform infrastructure.

Income from Operations. Our income from operations decreased from $8.8 million in 2009 to $5.0 million in 2010 because the increase in our selling, general and administrative expenses was higher than the increase in our segment gross profit over the same period.

Income Tax Expense. Our income tax expenses decreased from $1.9 million in 2009 to $1.0 million in 2010, primarily due to the decrease in our income before taxes. Our effective tax rate was 17.7% in 2010 compared to 21.0% in 2009 due to further tax planning.

Net Income. As a result of the foregoing, our net income decreased by 38.4% from $7.2 million in 2009 to $4.4 million in 2010. Our adjusted net income decreased by 20.9% to $7.8 million from $9.9 million over the same period.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues. Our net revenues increased by 65.3% from $107.5 million in 2008 to $177.7 million in 2009, due to increases in net revenues generated from our online platform, directly operated stores and franchised stores.

Online Platform. Net revenues generated from our online platform increased by 39.9% from $92.4 million in 2008 to $129.4 million in 2009. This increase was primarily due to an increase in the number of orders placed via our online platform as a result of increases in the number of customers making purchases through our online platform and the purchasing frequencies of our customers. The number of orders placed via our online platform increased from approximately 4.7 million in 2008 to approximately 6.2 million in 2009, and the number of customers making purchases through our online platform increased from approximately 1.5 million in 2008 to approximately 1.9 million in 2009. The increase in the number of orders placed via our online platform was also partly attributable to our introduction of more products, such as our Rampage-branded apparel and accessories products over our online platform. The number of SKUs we offered via our online platform increased from approximately 9,900 in 2008 to approximately 24,600 in 2009.

Our net revenues generated through our online platform from apparel and accessories products increased by 44.1% from $51.9 million in 2008 to $74.9 million in 2009. The sales volume of apparel and accessories products increased from 12.7 million units in 2008 to 17.7 million units in 2009 primarily due to our efforts to diversify our product offerings and increased customer demand as a result of our enhanced marketing efforts. The average unit price of our apparel and accessories remained substantially unchanged. Net revenues generated through our online platform from lifestyle products increased by 35.0% from $16.5 million in 2008 to $22.3 million in 2009. The sales volume of lifestyle products increased from 6.4 million units in 2008 to 8.4 million units in 2009 primarily due to our efforts to diversify our product offerings and increased customer demand as a result of our enhanced marketing efforts. The average unit price of our lifestyle products remained substantially unchanged. Net revenues generated through our online platform from healthcare products increased by 21.7% from $20.3 million in 2008 to $24.7 million in 2009. The sales volume of healthcare products decreased from 5.1 million in 2008 to 5.0 million in 2009. The average unit price of our healthcare products increased from $4.0 in 2008 to $5.0 in 2009 primarily due to our enhanced sales efforts for our proprietary Weinin branded products, which generated a higher margin.

Directly Operated Stores. Net revenues generated from our directly operated stores increased by 168.7% from $13.9 million in 2008 to $37.4 million in 2009 primarily due to an increase in the average number of directly operated stores in operation from 64 in 2008 to 157 in 2009. The increase in net revenues from our directly operated stores was also partly attributable to the increase in the number of SKUs we offered in our stores, from approximately 2,600 in 2008 to approximately 5,400 in 2009.

Franchised Stores. Net revenues generated from sales to our franchisees increased from $1.2 million in 2008 to $10.9 million in 2009. This increase was primarily due to an increase in the number of our franchised stores in operation, from an average of 15 stores in 2008 to an average of 99 stores in 2009. This increase was also partly attributable to more SKUs offered in our physical stores as explained above.

Cost of Goods Sold (ex-D&A). Our cost of goods sold ex-D&A increased by 66.0% from $58.5 million in 2008 to $97.1 million in 2009, due to increases in cost of goods sold attributable to our online platform and franchised and directly operated stores.

Online Platform. Cost of goods sold attributable to our online platform increased by 44.3% from $51.6 million in 2008 to $74.5 million in 2009. This increase was primarily due to an increase in goods we sold via our online platform as a result of increases in the number of customers making purchases through our online platform and the purchasing frequencies of our customers as explained above. Cost of goods sold attributable to third- party branded products, excluding shipping and handling costs, increased by 133.1% from $1.7 million in 2008 to $4.1 million in 2009 primarily due to the increase in the volume of third-party branded products we sold, from approximately 0.5 million units in 2008 to approximately 2.1 million in 2009. For our online platform, cost of goods sold as a percentage of net revenues was 57.6% in 2009 compared to 55.8% in 2008. The increase was primarily due to an increase in third-party branded products we offered through our online platform in 2009, the profit margin for which is lower due to payments made to third-party brand owners.

Directly Operated Stores. Cost of goods sold attributable to our directly operated stores increased by 160.1% from $6.2 million in 2008 to $16.1 million in 2009. This increase was primarily due to an increase in goods we sold in our directly operated stores as a result of the expansion of such stores. and more SKUs offered in our stores as explained above. For directly operated stores, cost of goods sold accounted for 42.9% of net revenues in 2009, compared to 44.4% in 2008. The decrease of cost of goods sold as a percentage of net revenues was primarily due to more promotion sales we made in our directly operated stores in the third and fourth quarters of 2008 in response to the global financial crisis.

Franchised Stores. Cost of goods sold attributable to our franchised stores increased from $0.7 million in 2008 to $6.5 million in 2009. This increase was primarily due to an increase in goods we sold to our franchisees as a result of the expansion of franchised stores in operation and more SKUs offered in our stores as explained above. For franchised stores, cost of goods sold accounted for 59.5% of our net revenues in 2009, compared to 59.3% in 2008.

Segment Gross Profit. Our total segment gross profit increased by 64.4% from $49.0 million in 2008 to $80.6 million in 2009, due to increases in gross profits attributable to our online platform, directly operated stores and franchised stores segments. Our total segment gross margin was 45.4% in 2009, substantially unchanged compared to 45.6 % in 2008.

Online Platform Segment. Gross profit attributable to our online platform segment increased by 34.4% from $40.8 million in 2008 to $54.9 million in 2009. The gross margin for our online platform segment was 42.4% in 2009 compared to 44.2 % in 2008.

Directly Operated Store Segment. Gross profit attributable to our directly operated store segment increased by 175.5% from $7.7 million in 2008 to $21.3 million in 2009. The gross margin for our directly operated store segment was 57.1% in 2009 compared to 55.6% in 2008.

Franchised Store Segment. Gross profit attributable to our franchised store segment increased from $0.5 million in 2008 to $4.4 million in 2009. The gross margin for our franchised store segment was 40.5% in 2009 compared to 40.7% in 2008.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 58.2% from $43.3 million in 2008 to $68.5 million in 2009. The increase in selling, general and administrative expenses was primarily due to the overall expansion of our business.

Our compensation and benefit expenses increased by 67.2% from $15.3 million in 2008 to $25.9 million in 2009, primarily due to our hiring of more employees to enable the growth of our directly operated store business.

Our marketing and advertising expenses increased by 33.9% from $15.6 million in 2008 to $20.8 million in 2009, primarily due to our enhanced marketing efforts to promote our products, brands and our online platform, particularly online advertising and distribution of e-mails and SMS. Our marketing and advertising expenses as a percentage of our net revenues decreased from 14.5% in 2008 to 11.7% in 2009, which we believe reflects the higher marketing efficiency we achieved via carrying out more marketing activities through electronic media.

Rental expenses for our directly operated stores, call centers, logistics center and corporate facilities increased by 130% from $4.2 million in 2008 to $9.7 million in 2009, primarily due to the expansion of our directly operated store network and the increase in the sales of our stores with variable rents.

Depreciation and Amortization. Our depreciation and amortization increased by 147.5% from $1.5 million in 2008 to $3.6 million in 2009. The increase was primarily due to the expansion of our directly operated stores in 2009.

Income from Operations. As a result of the foregoing factors, our income from operations increased from $4.3 million in 2008 to $8.8 million in 2009.

Income Tax Expense. Our income tax expenses increased from $1.3 million in 2008 to $1.9 million in 2009, primarily due to the increase in our income before taxes. Our effective tax rate was 21.0% in 2009 compared to 26.4% in 2008.

Net Income. As a result of the foregoing, our net income increased by 103.1% from $3.6 million in 2008 to $7.2 million in 2009. Our adjusted net income increased by 88.1% to $9.9 million from $5.2 million over the same period.

B.	Liquidity and Capital Resources.

Cash Flows and Working Capital

Our principal source of liquidity in recent years has been cash generated from operating activities. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and which have maturities of three months or less when purchased. As of December 31, 2010, we had $86.0 million in cash and cash equivalents, of which $84.0 million was denominated in Renminbi. Our primary uses of cash are to fund working capital, operating expenses and capital expenditures related primarily to the opening of new directly operated stores. Our primary use of cash included (i) cash used for purchase of merchandise and related services of $72.0 million, $129.4 million and $205.6 million, in 2008, 2009 and 2010, respectively; (ii) cash used for compensation to our employees of $13.5 million, $22.4 million and $33.7 million, in 2008, 2009 and 2010, respectively; (iii) cash used for advertising of $15.6 million, $19.0 million and $25.8 million, in 2008, 2009 and 2010, respectively; and (iv) cash used for paying tax and other levies of $8.6 million, $15.2 million and $23.9 million, in 2008, 2009 and 2010, respectively. Our cash was primarily used for the following subsidiaries and VIEs: (i) Mai Wang Trading and Rampage Trading for our purchase of apparel and other products from suppliers; (ii) MecoxLane Mailorder, MecoxLane Information and MecoxLane Shopping for compensation to the employees at our call centers, e-commerce and directly operated stores, respectively; (iii) MecoxLane Mailorder and MecoxLane Information for catalog advertising and online advertising, respectively; and (iv) Mai Wang Trading, MecoxLane Mailorder, MecoxLane Information and MecoxLane Shopping for payments of tax and other levies. We currently anticipate that we will be able to meet our needs to fund operations for at least the next 12 months with operating cash flow and existing cash balances. We may, however, require additional cash resources due to changing business conditions or other developments, including any investments or acquisitions we may pursue.

Pursuant to a shareholders’ agreement with us and Rampage Cayman, ICL-Rampage Limited will have the option, beginning upon the completion of the initial public offering, to require us to purchase any or all of its shares in Rampage Cayman at a price calculated based on the formula provided therein. As of the date of this annual report, we do not believe the purchase obligation amount is material if ICL-Rampage Limited currently exercises the option. However, as the price calculated according to the formula is linked to our market capitalization, our net income and Rampage Cayman’s net income, and we are not able to predict our future share price or market capitalization, or our net income or Rampage Cayman’s net income for future years, we are not able to determine the price we may be obligated to pay pursuant to ICL-Rampage Limited’s option under the shareholders’ agreement. Although we consolidate the results of Rampage Cayman, it is possible for Rampage Cayman to have a net income equal to or greater than our consolidated net income in any year in the future, so the price could be a significant percentage of our market capitalization or even greater, which may have a material impact on our liquidity and financial condition.

Our leases of two warehouses in Guangzhou and Chengdu could have been incompliant with applicable PRC laws. We do not believe unplanned relocation of these warehouses and related moving costs and expenses would have a material impact on our liquidity or financial condition because we believe similar warehouses can be leased at reasonable cost.

We are a holding company, and we rely principally on dividends and other distributions on equity from our subsidiaries in China for our cash requirements such as paying dividends to our shareholders in the future. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of December 31, 2010, we had, on a consolidated basis, accumulated losses of $30 million, representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder. Our relevant PRC subsidiaries are not able to distribute dividends to us until the accumulated losses have been made up. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after- tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
	(in thousands of $)
Net cash provided by (used in) operating activities	6,190	15,250	(5,874)
Net cash used in investing activities	(11,406)	(6,680)	(30,192)
Net cash provided by financing Activities	32	—	102,691
Net increase (decrease) in cash and cash equivalents	(4,376)	8,622	67,254
Cash and cash equivalents at the beginning of the year	14,512	10,136	18,758
Cash and cash equivalents at the end of the year	10,136	18,758	86,012

Operating Activities

Our operating activities primarily comprise our sale of products through our online platform, franchised and directly operated stores. Substantially all of our operating cash inflows are related to sales to our customers. For products ordered through our online platform, we accept payment by COD, online payment, wire transfer and postal remittance. For COD sales, we estimate and defer revenues and the related product costs for shipments that are in-transit to the end customers. We request some express courier companies to make payment to us upon their receipt of our products, in advance of their collecting payment from customers. For other express courier companies, we typically request they pay us the amounts collected from end customers within two to four days after their receipt of our products. We receive product prices from EMS after it has collected payment from our end customers, where typically there is a time gap of 15 to 20 days. Payments received in advance of delivery are classified as advances from customers. Amounts collected by delivery service providers but not remitted to us are classified as accounts receivable on the consolidated balance sheets.

For our directly operated stores, we usually collect payment for our products at the point of sale. The timing of when we collect payment from our franchisees may differ from when we recognize revenues, which may result in changes in certain of our related balance sheet items such as advance from customers. Franchised store owners typically make a down payment upon placing orders, with the balance of the purchase price fully paid before shipment. For sales to franchisees who sell our products on a consignment basis, we recognize revenues upon sale to the end customer. Our operating cash outflows generally consist of payments to our suppliers, including merchandise suppliers and advertising service providers, payments to our employees for wages, salaries and other employee benefits, and payments to our landlords for rent. Operating cash outflows also include payments for taxes. We will continue to use our operating cash flow to enhance our online advertising efforts, procure products to diversify our merchandise offerings and improve the layout and display of our stores. We expect our working capital requirements for merchandise inventory to increase as our operation scale expands and we continue to offer more products and more SKUs.

Net cash used for operating activities in 2010 amounted to $5.9 million, compared to $15.2 million of net cash provided by operating activities in 2009, primarily due to the following:

•

Our growing business generated substantial net cash inflow as our net revenues increased to $227.5 million in 2010 from $177.7 million in 2009, primarily due to an increase in our online business growth.

•

Cash provided by operating activities also benefited from accounts payable which increased to $24.1 million as of December 31, 2010 from $19.5 million as of December 31, 2009, primarily due to an increase in the volume of merchandise we purchased from our OEM and third-party branded suppliers corresponding to an increase in sales.

•

Cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to $218.8 million in 2010 from $162.3 million in 2009. Our cash outflow in 2010 primarily consisted of

(i)	$205.6 million of cash used in 2010 for purchase of merchandise and related services such as packaging, freight and professional services, compared to $129.4 million in 2009, including cash used for inventories, primarily due to an increase of total sales volume on our online platform over the same period. Our inventories increased to $35.8 million as of December 31, 2010, compared to $19.2 million as of December 31, 2009;

(ii)	$25.8 million of cash used in 2010 for advertising, compared to $19.0 million in 2009, as a result of our enhanced marketing efforts;

(iii)	$33.7 million of cash used in 2010 for compensation to our employees, compared to $22.4 million in 2009, primarily due to the mandatory increase of minimum wages and social insurance and the number of our employees to support our growing business; and

(iv)	$23.9 million of cash used in the year ended December 31, 2010 for payment of tax and other levies, compared to $15.2 million in the year ended December 31, 2009, primarily attributable to more value-added tax we paid corresponding to the increase in our sales.

Net cash provided by operating activities in 2009 amounted to $15.2 million, compared to $6.2 million in 2008, primarily due to the following:

•	Our growing business generated substantial net cash inflow as our net revenues increased to $177.7 million in 2009 from $107.5 million in 2008, primarily due to an increase in our sales.

•

Cash provided by operating activities also benefited from accounts payable which increased to $19.5 million as of December 31, 2009 from $13.3 million as of December 31, 2008, primarily due to an increase in the volume of merchandise we purchased from our suppliers corresponding to an increase in sales.

•

Cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to $162.3 million in 2009 from $100.1 million in 2008. Our cash outflow in 2009 primarily consisted of:

(i)	$129.4 million of cash used in 2009 for purchase of merchandise and related services such as packaging, freight and professional services, compared to $72.0 million in 2008, including cash used for inventories, primarily due to an increase of 12.2 million units in total sales volume on our online platform and stores. Our inventories increased to $19.2 million as of December 31, 2009, compared to $11.0 million as of December 31, 2008;

(ii)	$19.0 million of cash used in 2009 for advertising, compared to $15.6 million in 2008, as a result of our enhanced marketing efforts;

(iii)	$22.4 million of cash used in 2009 for compensation to our employees, compared to $13.5 million in 2008, primarily due to a higher number of employees primarily related to the expansion of our directly operated store business; and

(iv)	$15.2 million of cash used in 2009 for payment of tax and other levies, compared to $8.6 million in 2008, primarily attributable to more value-add tax and income tax we paid corresponding to the increase in our sales.

Net cash provided by operating activities in 2008 amounted to $6.2 million, compared to $8.2 million in 2007, primarily due to the following:

•	Our growing business generated substantial net cash inflow as our net revenues increased to $107.5 million in 2008 from $61.4 million in 2007, primarily due to an increase in our sales.

•

Cash provided by operating activities also benefited from accounts payable which increased to $13.3 million as of December 31, 2008 from $7.4 million as of December 31, 2007, primarily due to an increase in the volume of merchandise we purchased from our suppliers corresponding to an increase in sales.

•

Cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to $100.1 million in 2008 from $56.1 million in 2007. Our cash outflow in 2008 primarily consisted of

(i)	$72.0 million of cash used in 2008 for purchase of merchandise and related services such as packaging, freight and professional services, compared to $41.6 million in 2007, including cash used for inventories, primarily due to an increase of 9.3 million units in total sales volume on our online platform and stores. Our inventories increased to $11.0 million as of December 31, 2008, compared to $4.9 million as of December 31, 2007;

(ii)	$15.6 million used in 2008 for advertising, compared to $7.7 million in 2007, as a result of our enhanced marketing efforts;

(iii)	$13.5 million of cash used in 2008 for compensation to our employees, compared to $7.0 million in 2007, primarily due to a higher number of employees primarily related to the expansion of our directly operated store business; and

(iv)	$8.6 million of cash used in 2008 for payment of tax and other levies, compared to $5.6 million in 2007, as a result of more value-add tax we paid corresponding to the increase in our sales as well as more income tax we paid because most of the carryforward losses in our subsidiaries were utilized in 2007.

Investing Activities

Our investing activities primarily relate to our purchases and disposals of property and equipment, purchases of short-term investments and software.

Net cash used in investing activities amounted to $30.2 million in 2010, primarily due to payment of $30.2 million for purchase of structured time deposits and $6.7 million for purchasing the property and equipment, partly offset by $7.3 million of proceeds from structured time deposits.

Net cash used in investing activities amounted to $6.7 million in 2009, primarily due to payments of $6.3 million for leasehold improvements for our warehouse and directly operated stores, and payments of $0.4 million for purchases of software.

Net cash used in investing activities amounted to $11.4 million in 2008, primarily due to payment of $7.3 million for structured time deposits and payments of $3.9 million for leasehold improvements for our directly operated stores.

Financing Activities

Cash flows from financing activities were $102.7 million in 2010, primarily due to the proceeds from our initial public offering.

Cash flows from financing activities were immaterial in 2008 and 2009.

Accounts Receivable and Accounts Receivable Turnover Days

	As at/for the year ended 31 December
	2008	2009	2010
Accounts receivables balance, net of allowance for doubtful accounts (in millions of $)	0.6	1.9	1.5
Average accounts receivables turnover days(1)	2.1	2.6	2.7

(1)	Average accounts receivables turnover days is calculated by dividing average accounts receivable by net revenues and then multiplying the result by the number of days in the relevant period. The number of days in a relevant period is 365 for any 12-month period.

Accounts receivable primarily comprise amounts receivable from product delivery service providers, including third party express courier companies and EMS. These amounts are collected from end customers by the delivery service providers when products are delivered. We conduct a credit evaluation of these service providers and generally require a small amount of collateral or other security.

We start recognizing accounts receivable from the date we recognize revenues. We recognize and carry accounts receivable at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We consider factors such as delivery service provider credit-worthiness, past experience with third-party delivery service providers and current economic industry trends when we determine the collectability of specific delivery service provider accounts. Allowance for doubtful accounts for accounts receivable was approximately $0.1 million, $0.1 million and $0.1 million for 2008, 2009 and 2010, respectively. Bad debts are written off as incurred.

Inventories and Inventories Turnover Days

	As at/for the year ended 31 December
	2008	2009	2010
Inventories balance (in millions of $)	11.0	19.2	35.8
Average inventory turnover days(1)	56.6	63.6	85.2

(1)	Average inventory turnover days are calculated by dividing average inventories by cost of goods sold and then multiplying the result by the number of days in the relevant period. The number of days in a relevant period is 365 for any 12-month period.

We were not able to separately quantify the average inventory turnover days for our online platform and franchised and directly operated stores until September 2009, when we began separately recording inventories for each platform.

The increase in our inventory turnover days from 2008 to 2010 was primarily due to the expansion in our stores, which have longer inventory turnover days compared to our online platform, and the increase in SKUs resulted from introducing third party brands.

Merchandise inventories are a significant asset on our balance sheet, representing approximately 28.6%, 30.5% and 20.1% of our total assets as of December 31, 2008 and 2009 and 2010, respectively. As we have had sufficient working capital to support this inventory level, we do not monitor our inventories based directly on our liquidity position. However, all inventory categories are monitored closely by assessing the sales performance on a daily basis, to ensure that aging goals are achieved to limit the need to sell significant amounts of merchandise below cost. Slow-moving or excess inventories may be disposed of through Internet clearance sales, catalog clearance sales and other liquidations after the expiration of the lifecycle of our products.

To calculate the estimated market value of our inventories, we perform a detailed review of all of our major inventory categories and SKUs and perform an analytical evaluation of aged inventories on a monthly basis. We compare the on-hand units and season-to-date unit sales (including actual selling prices) to the sales trend and estimated prices required to sell the units in the future, which enables us to estimate the amount which may have to be sold below cost.

We will continue to manage our working capital requirements related to building up and maintaining inventories, and we will continue to implement a disciplined approach in our store expansion, in line with our liquidity position.

Capital Expenditure

We spent approximately $6.9 million in capital expenditures in 2010, of which approximately $1.5 million was used in connection with building our e-commerce infrastructure, $3.4 million for logistic center expansion and improvement plans with the remainder of approximately $2.0 million being used for all other capital expenditures.

C.	Research and Development, Patents and Licenses, Etc.

We regard our trademarks, trade secrets, patents and similar intellectual property as critical to our success, and rely on trademark and patent law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers and others to protect our proprietary rights. We maintain 134 trademark registrations in the Greater China area and are in the process of applying for registration of 33 trademarks in the Greater China area. We are the exclusive licensee of Weinin, a trademark registration in China, for our health food products. We own 2 patents in China relating to a multi-function computer desk and 10 computer software copyrights.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any significant derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Pursuant to a shareholders’ agreement with us and Rampage Cayman, ICL-Rampage Limited will have the option, beginning upon the completion of this offering, to require us to purchase any or all of its shares in Rampage Cayman at a price calculated based on the formula provided therein. As of the date of this annual report, we do not believe the purchase obligation amount is material if ICL-Rampage Limited currently exercises the option. However, as the price calculated according to the formula is linked to our market capitalization, our net income and Rampage Cayman’s net income, and we are not able to predict our future share price or market capitalization, or our net income or Rampage Cayman’s net income for future years, we are not able to determine the price we may be obligated to pay pursuant to ICL-Rampage Limited’s option under the shareholders’ agreement. Although we consolidate the results of Rampage Cayman, it is possible for Rampage Cayman to have a net income equal to or greater than our consolidated net income in any year in the future, so the price could be a significant percentage of our market capitalization or even greater, which may have a material impact on our liquidity and financial condition. See Item 3.D. “Risk Factors—Risks Related to Our Business—We have granted an option of unlimited duration to ICL-Rampage Limited to require us to purchase ICL-Rampage Limited’s 20% minority interest in our subsidiary, Rampage Cayman. We are not able to determine the price that we may be obligated to pay under this option, and the amount may be beyond our ability to pay. Even if we are able to meet our obligation under the option, the payment to ICL-Rampage Limited may have a material adverse effect on our results of operations, our liquidity and the value of your investment in our ADSs or ordinary shares.”

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases	10,573	5,744	4,638	191	—
Purchase obligations	31,221	31,221	—	—	—

Total contractual obligations	41,794	36,965	4,638	191	—

Our operating lease obligations related to lease agreements with lessors of our directly operated stores, call centers, logistics center and corporate facilities in China. We are obligated to pay additional rentals that are contingent on the sales at certain of our directly operated stores. Such rentals are expensed as incurred and have not been included above as such amounts cannot be determined until the contingencies have been resolved. Contingent rental expenses were $0.8 million, $1.6 million and $1.2 million for the years ended December 31, 2008, 2009 and 2010, respectively.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our business strategies and initiatives as well as our business plans;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our expectations with respect to increased revenue growth and our ability to sustain profitability;

•	our products under development or planning;

•	our ability to attract clients and further enhance our brand recognition; and

•	trends and competition in the e-commerce and apparel and accessories industry.

This annual report on Form 20-F also contains data related to the e-commerce and apparel and accessories industry in China, which include projections that are based on a number of assumptions. These market data include market data from (i) a report prepared by iResearch, an independent research and advisory firm, including a report commissioned by us, and (ii) China Internet Network Information Center, or CNNIC. The e-commerce and apparel and accessories industry in China may not grow at the rates projected by the market data, or at all. The failure of the markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Neil Nanpeng Shen	43	Chairman
John J. Ying	48	Vice Chairman
Alfred Beichun Gu	41	Director and Chief Executive Officer
Herman Yu	40	Director
Anthony Kai Yiu Lo	62	Independent Director
David Jian Sun	46	Independent Director
Paul Bang Zhang	42	Senior Vice President and Chief Financial Officer
Richard Sijie Pu	35	Head of E-Commerce
Willy Yili Wu	57	Head of Health and Beauty Division
Yan Zhang	40	Chief Technology Officer

Biographical Information

Mr. Neil Nanpeng Shen has served as our chairman since December 2007. Mr. Shen was nominated by Maxpro and Ever Keen, each a holder of our ordinary shares. Mr. Shen is the founding managing partner of Sequoia Capital China Advisors (Hong Kong) Limited and has been with Sequoia Capital China Advisors (Hong Kong) Limited since its inception in October 2005. Mr. Shen co-founded Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China listed on Nasdaq, and Ctrip.com International, Ltd., or Ctrip, a Nasdaq-listed travel consolidator in China. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a real estate service company in China listed on the New York Stock Exchange, a director of China Real Estate Information Corporation, a Nasdaq-listed real estate information service company in China, a director of American Dairy, Inc., a producer and distributor of dairy products listed on the New York Stock Exchange, a director of Peak Sport Products Co., Limited, a sportswear company listed on the Hong Kong Stock Exchange, an independent director of Focus Media Holding Limited, a Nasdaq-listed out-of-home media and advertising network company, a director of China Nuokang Bio-Pharmaceutical Inc., a Nasdaq-listed biopharmaceutical company based in China and also a director of Le Gaga Holdings Limited, a Nasdaq-listed greenhouse vegetable producer based in China. Mr. Shen also serves on the boards of a number of private companies based in China. He served as Ctrip’s chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University, China in 1988 and a master’s degree from the School of Management at Yale University in 1992.

Mr. John J. Ying has been a director of our company since December 1999 and has served as our vice chairman since October 26, 2010. Mr. Ying was nominated by Peak Capital Partners I, L.P., or Peak Capital, a holder of our ordinary shares. Mr Ying is the founder and managing director of Peak Capital, a private equity firm that invests in transactions in the Greater China region. Mr. Ying also serves as the chairman of Sateri Holdings Limited, a fully-integrated Chinese and Brazilian producer of high-purity cellulose products listed in the Hong Kong Stock Exchange, and as a director of Tai Ping Carpets International Limited, a global luxury carpet company listed in the Hong Kong Stock Exchange. From 2008 to 2009, Mr. Ying concurrently served as a managing director of Arctic Capital Limited, a private equity firm. Previously, Mr. Ying served as a partner and managing director in Asia of The Carlyle Group, a private global investment firm, and prior to that as a director in investment banking for Merrill Lynch & Co., where he worked 12 years in its New York and Hong Kong offices. Mr. Ying received a bachelor’s of science degree in electrical engineering with honors from the Massachusetts Institute of Technology. He also received a master’s of business administration degree in finance from The Wharton School of the University of Pennsylvania and a master’s of arts degree in international studies from the University of Pennsylvania.

Mr. Alfred Beichun Gu has been our director since October 2005 and our chief executive officer since 2001. Mr. Gu has formulated our current strategy and led our rapid growth. Prior to joining us, Mr. Gu worked at Shanghai Bertelsmann Culture Industry Co. Ltd., a direct marketer of books and media products from 1995 to 2001, with his last role as the marketing director, where his major achievement was his contribution to the expansion of the number of Bertelsmann Book Club members to over 1 million within 2 years, which became the then largest direct marketer in China. Mr. Gu has approximately 15 years of experience in sales and marketing. He was named among the 25 “Influential Chinese in Global Fashion” by the Chinese edition of Forbes magazine in 2010. Mr. Gu graduated from Shanghai University in 1990.

Mr. Herman Yu has served as our director since March 2011. Mr. Yu has served as Chief Financial Officer of Sina Corporation since August 2007. Mr. Yu has served as Acting Chief Financial Officer of Sina Corporation from May 2006 to August 2007 and Vice President and Corporate Controller from September 2004 to May 2006. Prior to joining Sina Corporation, Mr. Yu worked at Adobe Systems, as the Corporate Marketing Controller from June 2001 to September 2004 and as the Chief Auditor from January 1999 to May 2001. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems, Inc. and VeriFone, Inc. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Yu is currently a director of Qunar, a travel search company, and Lashou Group Inc., an online group purchasing company. Mr. Yu holds a Masters of Accountancy from the University of Southern California and a Bachelor of Arts in Economics from the University of California. He is a member of the American Institute of Certified Public Accountants (AICPA) and Financial Executive Institute (FEI).

Mr. Anthony Kai Yiu Lo has served as our independent director since October 2010. Mr. Lo has served as the chairman of Shanghai Century Capital Limited, a private investment holding company based in the Greater China area, since 2009. Mr. Lo also serves as a director of The Taiwan Fund Inc, a diversified closed-end investment company listed on the New York Stock Exchange; Convenience Retail Asia Limited, a retail industry company listed on the Hong Kong Stock Exchange; IDT International Limited, a lifestyle consumer electronic products industry company listed on the Hong Kong Stock Exchange; Lam Soon Hong Kong Limited, a food and detergent industry company listed on the Hong Kong Stock Exchange; Playmates Holdings Limited, a property investments and toy industry company listed on the Hong Kong Stock Exchange; and Tristate Holdings Limited, an apparel manufacturer listed on the Hong Kong Stock Exchange. Mr. Lo also serves on the boards of a number of private companies, including, to the extent material, Bosera Asset Management International Ltd., a Hong Kong-based fund management company; Bosera China Fund plc, an Ireland-based fund company with most of its investments in China’s A share stock market; Landsdown Enterprises Limited, a Hong Kong-based investment holding company; Lo Hing Kwong & Co. Limited, a Hong Kong-based company for holding a real estate in Hong Kong; Tanah Lot Investments Limited, a Hong-Kong based investment holding company as well as its subsidiaries, Manderly Limited and Manderly Holdings Limited, two Thailand-based companies for holding a real estate in Thailand; Rayson Limited and Royal Eagle Limited, two Hong Kong-based companies for holding certain real estates in Hong Kong; Shanghai Century Capital Limited, a China-based investment holding company; Tanah Lot Investments Limited, a Hong Kong-based Investment holding company; Triwish Management Limited, an investment holding company for diversified portfolio of quoted investments. Mr. Lo was the chairman and co-chief executive officer of Shanghai Century Acquisition Corporation, a company formerly listed on the American Stock Exchange, from 2006 to 2008. From 1998 to 2006, Mr. Lo was a member of the listing committee of the Hong Kong Stock Exchange. Mr. Lo received his bachelor’s degree in commerce from Concordia University in 1971 and attended the Harvard Business School senior management program in 1986. Mr. Lo is qualified as a chartered accountant with the Canadian Institute of Chartered Accountants and is a member of the Hong Kong Institute of Certified Public Accountants. Mr. Lo serves on the audit committees of the boards of directors of more than two other companies. Our board of directors has determined that simultaneous service on the audit committees of the other companies would not impair the ability of Mr. Lo to effectively serve on our audit committee.

Mr. David Jian Sun has served as our independent director since October 2010. Mr. Sun has served as the director and chief executive officer of Home Inns since December 2004. From 2003 to December 2004, Mr. Sun served as a vice president of operations for B&Q (China) Ltd., a subsidiary of Kingfisher plc, a home improvement retail group in the world. From 2000 to 2003, Mr. Sun served as a vice president of marketing for B&Q (China) Ltd., leading B&Q’s market positioning and branding efforts in China. Mr. Sun received his bachelor’s degree in management from Shanghai Medical University in 1987.

Mr. Paul Bang Zhang has been our senior vice president and chief financial officer since July 2009. Mr. Zhang has over 25 years of experience in accounting and finance. Prior to joining us, Mr. Zhang worked at McDonald’s China from 1994 with his last role as the chief financial officer, a core member of decision making team on all business development and commercial plans and the gate keeper for aligning company business strategies to financial plan. He is responsible for establishing and executing financial & tax regulation/policies, financial plan and budget, financial analysis, treasury, cash management and insurance. He also leads IT projects, office administration and personnel management and training of more than 150 staff. During the 15 years working for McDonald’s China, his accomplishments included, among others: his team was recognized as the “Global Best Team Award of McDonald’s Corporation” in 2003; he was awarded “The President Award of McDonald’s Corporation” in 1999; in both 2007 and 2008, his team was granted one of the highest SOX compliance scores of McDonald’s system worldwide. Mr. Zhang was also recognized as the “China Top 10 Professional Managers with MBA Degrees” in year 2006 by China National MBA Association. Before Mr. Zhang joined McDonald’s China, he worked for a couple of other US and Europe companies as controller and accounting manager. Mr. Zhang received his MBA degree from Jinan University in 2001.

Mr. Richard Sijie Pu has been our head of e-commerce since March 2007. Prior to joining us, Mr. Pu worked at eBay China, a company engaging in e-commerce business, from 2000 to 2007, with his last role as a senior category manager, where he was responsible for the whole site merchandising and business development of eBay China. Before Mr. Pu joined eBay China, he worked for China.com Inc., an internet industry company listed on the Hong Kong Stock Exchange, as an advertising sales manager from 1998. Mr. Pu has over 10 years of experience in category management, merchandising and marketing in the e-commerce industry. Mr. Pu received his bachelor’s degree in international trading from Shanghai University in 1997 and his MBA degree from Fudan University in 2008.

Mr. Willy Yili Wu has been the head of our health and beauty division since March 2005. Prior to joining us, Mr. Wu worked at Urline International Co., Ltd., a mail-order and telemarketing company in Taiwan, from 1996 to 2005, with his last role as the executive director. Mr. Wu has approximately 20 years of experience in sales and marketing management, including over 15 years of experience in the health and beauty business. Mr. Wu received a bachelor’s degree in psychology from Fu Jen Catholic University in 1978 and a master’s degree in industrial management from Middle Tennessee State University in 1986.

Mr. Yan Zhang has been our chief technology officer since June 2009. Prior to joining us, Mr. Zhang served as vice president of Dangdang.com, a company engaging in e-commerce business, from 2005 to 2008. Mr. Zhang served as the vice president and chief technology officer of 8848.com, a company engaging in e-commerce business, from 2003 to 2005. Mr. Zhang has over 10 years of experience in e-commerce and enterprise resources planning systems, including over eight years of experience in project management. Mr. Zhang received his bachelor’s degree in computer science from Beihua University in 1993 and his master’s degree in computational mathematics from Jilin University in 1997.

There is no family relationship between any of our directors or executive officers. Mr. Byron Zhen Wang, the former head of our fulfillment division resigned on January 22, 2011 for personal reasons.

B.	Compensation

For the year ended December 31, 2010, we paid an aggregate of approximately RMB4.9 million ($0.7 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. Our executive officers are not and will not be compensated, directly or indirectly, by any affiliated entity, including our subsidiaries, for services rendered to us. For options granted to our executive officers and directors, see “—Share Incentive Plan.”

We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a period ranging from approximately 22 months to 52 months. We may terminate an executive officer’s employment at any time, without notice or remuneration, for certain acts of the officer, including a conviction of a criminal offense or a failure to perform agreed duties.

Furthermore, an executive officer may terminate the employment at any time without cause upon advance notice to us. According to PRC law and our employment agreements governed by PRC law, we may terminate the employment of an employee with 30 days’ written notice or upon payment of one month’s salary in lieu of such notice, if this employee suffers from an illness or has sustained an injury that is not work-related and is unable to resume his work or is continuously incompetent for his job after training, or if there is a material change in the circumstances pursuant to which his employment agreement was entered into and the employee can neither perform his original contract nor reach an agreement on an amendment with us. Under such circumstances, such employee will be entitled to severance pay as required by PRC law. Under PRC law, we cannot terminate the employment with an employee without cause. The employment agreement we entered into with Mr. Alfred Beichun Gu, our chief executive officer, is governed by Hong Kong law. We may terminate his employment without cause upon payment of a severance pay equal to two months of his then-current base salary.

Each executive officer has agreed to hold in strict confidence any confidential information of our company. Each executive officer has also agreed to disclose in confidence to us all designs or other work which he develops and assign all right, title and interest in them to us. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions set forth in his agreement. We have agreed to pay each of our executives compensation equal to a specified number of months of his salary for his compliance with non-competition obligations during the specified period after the termination of his employment.

Share Incentive Plans

2006 Stock Option Plan and 2008 Stock Option Plan

We have adopted our 2006 Stock Option Plan and our 2008 Stock Option Plan, or the Plans, to promote our success and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. The maximum number of shares which may be issued pursuant to all awards under our 2006 Stock Option Plan and our 2008 Stock Option Plan is 63,456,083 and 57,370,401, respectively. As of the date of this annual report, the aggregate number of our ordinary shares underlying our outstanding options under our 2006 Stock Option Plan and our 2008 Stock Option Plan is 19,240,253 and 54,320,237 respectively. Our 2006 Stock Option Plan and our 2008 Stock Option Plan are substantively identical.

Types of Awards. The Plans permit the grant of several kinds of awards, including among others, options and stock appreciation rights.

Plan Administration. Our board of directors, or one or more committees designated by our board of directors or another committee (within its designated authority), will administer the Plans. The administrator will determine the terms and conditions of each grant, including, without limitation, the eligibility of the persons, the grant date, the grant price, the number of awards, the forms of the award agreements, the construction and interpretation of the Plans and any award agreements, and the acceleration or extension of the vesting or exercisability or extension the term of the awards.

Award Agreements. Options and other awards granted under the Plans are evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

Eligibility. We may grant awards to officers, employees and directors of our company, and selected individual consultants or advisors who renders or has rendered certain bona fide services to us.

Term of the Option and Stock Appreciation Rights. The term of each option and stock appreciation rights granted will not exceed ten years.

Vesting Schedule. In general, the option agreements specify the vesting schedules.

Amendment and Termination of the Plans. Unless terminated earlier, the Plans will continue in effect for a term of ten years from the date of its approval by the board of directors. Our board of directors has the authority to amend, modify, suspend, or terminate the Plans subject to shareholder approval to the extent required by law, by listing agency, by regulations, or deemed necessary or advisable by the board of directors. However, no such action may impair the rights of any award recipient unless agreed by the recipient in written.

2011 Share Incentive Plan

We adopted our 2011 Plan in October 2010. The maximum number of shares which may be issued pursuant to all awards under the 2011 Plan is 25,358,047. We will continue to grant awards under the 2011 Plan in 2011 and 2012, unless our compensation committee determines otherwise.

Types of Awards. The 2011 Plan permits the grant of several kinds of awards, including among others, options, restricted shares, restricted share units and share appreciation rights.

Plan Administration. The compensation committee of our board of directors will administer the 2011 Plan, and may delegate its administrative authority to a committee of one or more members of our board or one or more of our officers, subject to certain restrictions. Among other things, the compensation committee will designate the eligible individuals who may receive awards, and determine the types and number of awards to be granted and terms and conditions of each award grant. The compensation committee has the sole power and discretion to cancel, forfeit or surrender an outstanding award.

Award Agreements. Options and other awards granted under the 2011 Plan will be evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

Eligibility. We may grant awards to the employees, consultants render bona fide services to us or our affiliated entities designated by our board, as well as our directors, provided that awards cannot be granted to consultants or non-employee directors who are resident of any country in the European Union, and any other country which pursuant to applicable laws does not allow grants to non-employees.

Term of the Option and Stock Appreciation Rights. The term of each option and stock appreciation rights granted will not exceed ten years, and the compensation committee may extend the term subject to certain limitation under relevant applicable regulations.

Acceleration of Awards upon Corporate Transactions. The compensation committee may, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the holder or replace the awards.

Vesting Schedule. In general, the compensation committee determines, or the option agreements specify the vesting schedules.

Amendment and Termination of the 2011 Plan. The compensation committee may at any time amend, modify or terminate the 2011 Plan subject to shareholder approval to the extent required by laws. Additionally, shareholder approval will be specifically required to increase the number of shares available under the 2011 Plan, or to permit the compensation committee to extend the term or the exercise period of an option or share appreciation right beyond ten years, or if amendments result in material increases in benefits or a change in eligibility requirements. Any amendment, modification or termination of the 2011 Plan must not impair any rights or obligations under awards already granted without consent of the holder of such awards. Unless terminated earlier, the 2011 Plan will expire and no further awards may be granted after the tenth anniversary of the shareholders’ approval of the 2011 Plan.

The following table summarizes, as of December 31, 2010, the outstanding options that we have granted to several of our directors and executive officers and other individuals as a group under our stock option plans.

Name	Ordinary Shares Underlying	Exercise Price (US$/Share)	Grant Date	Expiration Date
Alfred Beichun Gu	17,000,000	0.29	January 8, 2008	January 7, 2018
	17,975,037	0.23	February 19, 2009	February 18,2019
	4,635,617	0.26	July 1, 2009	June 30,2019
Neil Nanpeng Shen	200,000	1.14	October 26, 2010	October 26, 2020
Anthony Kai Yiu Lo	200,000	1.14	October 26, 2010	October 26, 2020
David Jian Sun	200,000	1.14	October 26, 2010	October 26, 2020
John J. Ying	200,000	1.14	October 26, 2010	October 26, 2020
Paul Bang Zhang	*	0.26	July 1, 2009	June 30, 2019
Richard Sijie Pu	*	0.29	January 8, 2008	January 7,2018
	*	0.23	February 19, 2009	February 18,2019
	*	0.26	July 1, 2009	June 30, 2019
Willy Yili Wu	*	0.29	January 8, 2008	January 7,2018
	*	0.23	February 19, 2009	February 18,2019
	*	0.26	July 1, 2009	June 30,2019
Yan Zhang	*	0.26	July 1, 2009	June 30,2019
Director and executive officers as a group	19,400,000	0.29	January 8, 2008	January 7, 2018
	18,875,037	0.23	February 19, 2009	February 18,2019
	9,835,617	0.26	July 1, 2009	June 30,2019
	800,000	1.14	October 26, 2010	October 26, 2020
Other individuals as a group	13,108,317	0.29	January 8, 2008	January 7, 2018
	5,724,99	0.23	February 19, 2009	February 18,2019
	5,916,510	0.26	July 1, 2009	June 30,2019
	200,000	1.14	October 26, 2010	October 26, 2020

*	Ordinary shares underlying the share options held by such person that are exercisable within 60 days after the date of this annual report comprise less than 1% of our outstanding ordinary shares.

C.	Board Practices

In 2010, most of our directors attended all the meetings of our board and its committees on which they served after becoming members of our board. No director is entitled to any severance benefits upon termination of his directorship with us.

Board of Directors

Our board of directors consists of six members. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money and to mortgage or charge our business, property and uncalled capital and to issue debentures or other securities whenever money is borrowed outright or as security for any debt, liability or obligation of us or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Committees of the Board of Directors

We have established two committees under the board of directors: the audit committee and the compensation committee. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each annual meeting of our shareholders at which meeting directors are to be elected or re-elected. In addition, our board of directors has resolved that director nomination at any time be approved by a majority of the board as well as independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate. We have adopted a charter for each of the board committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Herman Yu, David Jian Sun and Anthony Kai Yiu Lo. Mr. Sun and Mr. Lo satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Lo is the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Messrs. Neil Nanpeng Shen, David Jian Sun and Anthony Kai Yiu Lo. Mr. Sun and Mr. Lo satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Marketplace Rules. Mr. Sun is the chair of our compensation committee. Our compensation committee will assist the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;

•	approving and overseeing the total compensation package for our executives other than the four most senior executives;

•	reviewing and making recommendations to the board of directors with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. None of our directors serve as a director or officer of our VIEs.

Our Officers’ Relationship with Our VIEs

Even though some of our VIEs’ shareholders, directors and officers are our officers, none of them are our directors. In case any of these officers of our company violates his fiduciary duties to us, our board of directors has the power to replace such officer. The laws of China provide that a director or member of management owes a fiduciary duty to the company he directs or manages. These laws do not require our VIEs’ directors or members of management to consider our best interests when making decisions as a director or member of management of the relevant VIEs. We cannot assure you that when conflicts of interest arise, these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. Currently, we do not have arrangements to address potential conflicts of interest between these individuals and our company and a conflict could result in these individuals as officers of our company violating fiduciary duties to us. A violation of their fiduciary duties to us would also constitute a violation of our code of business conduct and ethics. Any waiver of our code of business conduct and ethics for our directors, executive officers or other principal financial officers may be made only by our board of directors or the appropriate committee of our board of directors and will be disclosed to the public as required by Form 6-K and other applicable laws and rules or the rules of the Nasdaq Global Market.

As advised by Jun He Law Offices, our PRC counsel, each contract under our contractual arrangements with VIEs and their respective shareholders is valid and binding. The VIEs, as well as their executive officers and directors as their representatives, are legally required to perform their obligations under the contractual arrangements. Such performance of contractual obligations is not deemed as breach of these executive officers and directors’ fiduciary obligations to the VIEs under PRC law. To the extent the VIEs and their shareholders are in compliance with the contractual arrangements, our business interests are aligned with these VIEs to the same degree as if we held full equity ownership of the VIEs.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. At each of our annual general meeting, each of our directors is subject to retirement but then is eligible for re-election as director at the same meeting. Subject to the foregoing, our directors will hold office until such time as they are removed from office by special resolution of the shareholders or they voluntarily resign from their office. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind or, without special leave of absence from our board, is absent from three consecutive meetings of our board and the board resolves that his office be vacated. We may appoint any person to be a director by ordinary resolution of shareholders of our company.

D.	Employees

Our success depends on our ability to attract, retain and motivate qualified personnel. We had 2,828, 4,118 and 4,150 employees as of December 31, 2008, 2009 and 2010, respectively.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2011, by:

•	each of our directors and executive officers who are also our shareholders; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Share Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:
Neil Nanpeng Shen (3)	124,820,600	30.8
John J. Ying (4)	14,506,514	3.6
Alfred Beichun Gu (5)	51,406,085	11.7
Herman Yu(6)	76,986,529	19.0
Paul Bang Zhang (7)	*	*
Richard Sijie Pu (8)	*	*
Willy Yili Wu (9)	*	*
Yan Zhang (10)	*	*
All Directors and Executive Officers as a Group (11)	273,827,932	63.3

Principal Shareholders:
Maxpro Holdings Limited (12)	75,473,344	18.6
Ever Keen Holdings Limited (13)	49,347,256	12.2
First Flite Holdings Co., Ltd. (14)	51,406,085	11.7
Sina Corporation (15)	76,986,529	19.0
Brilliant King Group Limited(16)	40,519,226	10.0

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities
(2)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 405,192,257 being the number of ordinary shares issued as of March 31, 2011, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2011.
(3)	Represents 75,473,344 ordinary shares and 49,347,256 ordinary shares held by Maxpro Holdings Limited and Ever Keen Holdings Limited. Mr. Shen is the sole director of Ever Keen Holdings Limited and Maxpro Holdings Limited. Mr. Shen disclaims beneficial ownership with respect to the shares held by Maxpro Holdings Limited and Ever Keen Holdings Limited except to the extent of his pecuniary interest therein. The business address for Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong, PRC.
(4)	Represents 14,506,514 ordinary shares held by Peak Capital. The business address for Mr. Ying is 22nd Floor, 41-43 Graham Street, Central, Hong Kong, PRC.
(5)	Represents 18,221,025 ordinary shares and 33,185,060 ordinary shares issuable upon exercise of options within 60 days of March 31, 2011 held by First Flite Holdings Co., Ltd. The business address for Mr. Gu is 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.
(6)	Represents 76,986,529 ordinary shares held by Sina Corporation, a limited liability company incorporated in Cayman Islands. The business address for Mr. Yu is 37F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai 200121, China.
(7)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of March 31, 2011 beneficially owned by Mr. Zhang. The business address for Mr. Zhang is 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.
(8)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of March 31, 2011 held by Mr. Pu. The business address for Mr. Pu is 5th Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.
(9)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of March 31, 2011 held by Mr. Wu. The business address for Mr. Wu is 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.
(10)	Represents ordinary shares issuable upon exercise of options within 60 days of the date of March 31, 2011 held by Mr. Zhang. The business address for Mr. Zhang is 5th Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.
(11)	Represents ordinary shares and ordinary shares issuable upon conversion of all preference shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options within 60 days of the date of March 31, 2011 held by all of our directors and executive officers as a group.
(12)	Represents 75,473,344 ordinary shares held by Maxpro Holdings Limited, a limited liability company incorporated in the British Virgin Islands. Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., and Sequoia Capital China GF Principals Fund I, L.P., the Sequoia China Funds, collectively own 100% of the shares of Maxpro Holdings Limited. The Sequoia China Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The Sequoia China Funds’ general partner is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. The business address for Maxpro Holdings Limited is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC.
(13)	Represents 49,347,256 ordinary shares held by Ever Keen Holdings Limited, a limited liability company incorporated in British Virgin Islands. Sequoia Capital Growth Fund III, AIV, L.P., Sequoia Capital Growth Partners III, L.P., and Sequoia Capital Growth III Principals Fund, the Sequoia U.S. Funds, collectively own 100% of the shares of Ever Keen Holdings Limited. The general partner of Sequoia Capital Growth Fund III, AIV, L.P., an investment fund incorporated in the Cayman Islands, is SCGF III Management, LLC. The general partner of Sequoia Capital Growth Partners III, L.P., an investment fund incorporated in the state of Delaware, is SCGF III Management, LLC. The managing member of Sequoia Capital Growth III Principals Fund, an investment fund incorporated in the state of Delaware, USA, is SCGF III Management, LLC. The managing members of SCGF III Management, LLC, a limited liability company incorporated in the state of Delaware, USA, are Michael J. Moritz, Douglas M. Leone, Michael L. Goguen, James Goetz, Scott Carter, and Roelof Botha. Each of the managing members disclaims beneficial ownership with respect to the shares held by Ever Keen Holdings Limited except to the extent of each managing member’s pecuniary interest therein. The business address for Ever Keen Holdings Limited is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025.

(14)	Represents 18,221,025 ordinary shares and 33,185,060 ordinary shares issuable upon exercise of options within 60 days of the date of March 31, 2011 held by First Flite Holdings Co., Ltd., a British Virgin Islands company wholly owned and controlled by Alfred Beichun Gu. The registered address for First Flite Holdings Co., Ltd. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.
(15)	Represents 76,986,529 ordinary shares held by Sina Corporation, a limited liability company incorporated in Cayman Islands. The business address for Sina Corporation is 37F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai 200121, China. Pursuant to option letter agreement dated as of February 28, 2011, among Maxpro Holdings Limited, Ever Keen Holdings Limited and Sina Corporation and the Sina Corporation is entitled to acquire 48,254,173 ordinary shares of us from Maxpro Holdings Limited and Ever Keen Holdings Limited before March 25, 2013, i.e., the second anniversary of the closing of its purchase of our ordinary shares from Maxpro Holdings Limited and Ever Keen Holdings Limited.
(16)	Represents 40,519,226 ordinary shares held by Brilliant King Group Limited, a limited liability company incorporated in British Virgin Islands. The Business address for Brilliant King Group Limited is Building 21, No.2 Jingyuanbei Street, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China. Pursuant to the option letter agreement dated as of February 28, 2011, among Maxpro Holdings Limited, Ever Keen Holdings Limited and Brilliant King Group Limited, Brilliant King Group Limited is entitled to acquire 18,306,117 ordinary shares of us from Maxpro Holdings Limited and Ever Keen Holdings Limited before March 25, 2013, i.e., the second anniversary of the closing of its purchase our ordinary shares from Maxpro Holdings Limited and Ever Keen Holdings Limited.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this annual report, 405,192,257 of our ordinary shares were issued and outstanding. To our knowledge, approximately 23.8 % of our total outstanding ordinary shares were held by three record shareholders in the United States, including approximately 23.3% held by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options and restricted share units granted to our directors, officers and employees, please refer to “—B. Compensation.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See Item 6, “Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with MecoxLane Information and Its Shareholder

Our relationships with MecoxLane Information and its shareholders are governed by a series of contractual arrangements. Under PRC law, each of MecoxLane Information and Mai Wang Trading is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between MecoxLane Information and Mai Wang Trading, MecoxLane Information is not obligated to transfer any funds generated from its operations to Mai Wang Trading.

Loan Agreements. Each shareholder of MecoxLane Information, namely Mr. Paul Bang Zhang, Mr. Richard Sijie Pu and Mr. Yi Xu, has entered into a loan agreement with Mai Wang Trading and MecoxLane Information. Under these loan agreements, Mai Wang Trading lent interest-free loans of RMB670,000 ($102,000), RMB165,000 ($25,000) and RMB165,000 ($25,000) to these shareholders, respectively, solely for their respective capital contributions to MecoxLane Information. Each of these loans has a term of 10 years, which can be extended upon written consent of the parties thereto. Each of the shareholders agrees to repay the loan only by transferring his equity interest in MecoxLane Information to Mai Wang Trading or its designee.

Promissory Notes. Each shareholder of MecoxLane Information has issued a promissory note to Mai Wang Trading promising to repay to the latter or its assignee the principal amount under the relevant loan agreement described above.

Exclusive Purchase Option Agreements. Each shareholder of MecoxLane Information has entered into an exclusive purchase option agreement with Mai Wang Trading and MecoxLane Information, under which such shareholder irrevocably granted to Mai Wang Trading or its designee an exclusive option to purchase his equity interest in MecoxLane Information at the purchase price equal to the outstanding principal of the loan under his loan agreement at the time when Mai Wang Trading exercises the option. In the event that such outstanding principal is zero at the time of the exercise, the purchase price will be US$100. Mai Wang Trading may exercise such option at any time.

Powers of Attorney. Each shareholder of MecoxLane Information has executed a power of attorney to grant to Mai Wang Trading or its designee the power of attorney to act on his behalf on all matters pertaining to MecoxLane Information and to exercise all of his rights as a shareholder of MecoxLane Information, including the right to appoint board members and senior management members, other voting rights and the right to transfer all or a part of his equity interest in MecoxLane Information.

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between MecoxLane Information and Mai Wang Trading, MecoxLane Information engages Mai Wang Trading as its exclusive provider of technical, consulting and other services and agrees to pay to Mai Wang Trading service fees as determined by both parties. Mai Wang Trading will exclusively own any intellectual property arising from the performance of this agreement. In addition, MecoxLane Information agrees to consult with Mai Wang Trading before making any decisions that may have a material effect on its business or operations and to faithfully execute any lawful business and technical instructions given by Mai Wang Trading. This agreement has a term of 10 years unless earlier terminated or renewed by Mai Wang Trading at its sole discretion with a 30 days’ prior written notice.

Equity Pledge Agreements. Each shareholder of MecoxLane Information has entered into an equity pledge agreement with Mai Wang Trading and MecoxLane Information, under which such shareholder pledged all of his equity interest in MecoxLane Information to Mai Wang Trading as collateral for all of his payments dueto Mai Wang Trading and to secure his obligations under the above agreements. MecoxLane Information must not declare any dividend without Mai Wang Trading’s prior written consent, unless all the amounts due to Mai Wang Trading have been paid off and all the obligations of MecoxLane Information have been fully discharged. If any event of default as defined under the loan agreement occurs, Mai Wang Trading, as the pledgee, will have the right to sell the pledged equity interests.

Tax Indemnity Letters. Pursuant to the tax indemnity letters issued by MecoxLane Information to each of its shareholders, MecoxLane Information agrees to reimburse these shareholders for any and all taxes payable by them in connection with the transactions under the above agreements.

Contractual Arrangements with MecoxLane Shopping and its Shareholders

Our relationships with MecoxLane Shopping and its shareholders are governed by a series of contractual arrangements. Under PRC law, each of MecoxLane Shopping and Mai Wang Trading is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between MecoxLane Shopping and Mai Wang Trading, MecoxLane Shopping is not obligated to transfer any funds generated from its operations to Mai Wang Trading.

Loan Agreements. Each shareholder of MecoxLane Shopping, namely Mr. Paul Bang Zhang, Mr. Guisheng Liu and Mr. Yi Xu, has entered into a loan agreement with Mai Wang Trading and MecoxLane Shopping. Under these loan agreements, Mai Wang Trading lent interest-free loans of RMB3,000,000 ($455,000), RMB500,000 ($76,000) and RMB1,500,000 ($227,000) to these shareholders, respectively, solely for their respective capital contributions to MecoxLane Shopping. These loans will not become due until the earlier of the dates on which (i) Mai Wang Trading delivers the exercise notice pursuant to the exclusive purchase option agreement or (ii) MecoxLane Shopping is dissolved, liquidated, becomes bankrupt or is otherwise terminated. Each of the shareholders agrees to repay the loan only by transferring his equity interest in MecoxLane Shopping to Mai Wang Trading or its designee.

Promissory Notes. Each shareholder of MecoxLane Shopping has issued a promissory note to Mai Wang Trading promising to repay to the latter or its assignee the principal amount under the relevant loan agreement described above.

Exclusive Purchase Option Agreements. Each shareholder of MecoxLane Shopping has entered into an exclusive purchase option agreement with Mai Wang Trading and MecoxLane Shopping, under which such shareholder irrevocably granted to Mai Wang Trading or its designee an exclusive option to purchase his equity interest in MecoxLane Shopping at the purchase price equal to the outstanding principal of the loan under his loan agreement at the time when Mai Wang Trading exercises the option. In the event that such outstanding principal is zero at the time of the exercise, the purchase price will be US$100. Mai Wang Trading may exercise these options at any time.

Powers of Attorney. Each shareholder of MecoxLane Shopping has executed a power of attorney to grant to Mai Wang Trading or its designee the power of attorney to act on his behalf on all matters pertaining to MecoxLane Shopping and to exercise all of his rights as a shareholder of MecoxLane Shopping, including the right to appoint board members and senior management members, other voting rights and the right to transfer all or a part of his equity interest in MecoxLane Shopping.

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between MecoxLane Shopping and Mai Wang Trading, MecoxLane Shopping engages Mai Wang Trading as its exclusive provider of technical, consulting and other services and agrees to pay to Mai Wang Trading service fees as determined by both parties. Mai Wang Trading will exclusively own any intellectual property arising from the performance of this agreement. In addition, MecoxLane Shopping agrees to consult with Mai Wang Trading before making any decisions that may have a material effect on its business or operations and to faithfully execute any lawful business and technical instructions given by Mai Wang Trading. This agreement has a term of 10 years unless is earlier terminated or renewed by Mai Wang Trading at its sole discretion with a 30 days’ prior written notice.

Equity Pledge Agreements. Each shareholder of MecoxLane Shopping has entered into an equity pledge agreement with Mai Wang Trading and MecoxLane Shopping, under which such shareholder pledged all of his equity interest in MecoxLane Shopping to Mai Wang Trading as collateral for all of his payments due to Mai Wang Trading and to secure his obligations under the above agreements. MecoxLane Shopping must not declare any dividend without Mai Wang Trading’s prior written consent, unless all the amounts due to Mai Wang Trading have been paid off and all the obligations of MecoxLane Shopping have been fully discharged. If any event of default as defined under the loan agreement occurs, Mai Wang Trading, as the pledgee, will have the right to sell the pledged equity interests.

Tax Indemnity Letters. Pursuant to the tax indemnity letters jointly issued by MecoxLane Shopping and Mai Wang Trading to each shareholder of MecoxLane Shopping, MecoxLane Shopping and Mai Wang Trading agree to jointly and severally reimburse these shareholders for any and all taxes payable by them in connection with the transactions under the above agreements.

Contractual Arrangements with Rampage Shopping and its Shareholders

Our relationships with Rampage Shopping and its shareholders are governed by a series of contractual arrangements. Under PRC law, each of Rampage Shopping and Rampage Trading is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Rampage Shopping and Rampage Trading, Rampage Shopping is not obligated to transfer any funds generated from its operations to Rampage Trading.

Loan Agreements. Each shareholder of Rampage Shopping, namely Mr. Paul Bang Zhang, Mr. Guisheng Liu and Mr. Yi Xu, has entered into a loan agreement with Rampage Trading and Rampage Shopping. Under these loan agreements, Rampage Trading made interest-free loans of RMB1,000,000 ($152,000), RMB500,000 ($76,000) and RMB500,000 ($76,000) to these shareholders, respectively, solely for their respective capital contributions to Rampage Shopping. Each of these loans has a term of 10 years, which can be extended upon written consent of the parties thereto. Each of the shareholders agrees to repay the loan only by transferring his equity interest in Rampage Shopping to Rampage Trading or its designee.

Promissory Notes. In addition, each shareholder of Rampage Shopping has issued a promissory note attached to the loan agreement to Rampage Trading promising to repay to the latter or its assignee the principal amount under the relevant loan agreement described above.

Exclusive Purchase Option Agreements. Each shareholder of Rampage Shopping has entered into an exclusive purchase option agreement with Rampage Trading and Rampage Shopping, under which such shareholder irrevocably granted to Rampage Trading or its designee an exclusive option to purchase his equity interest in Rampage Shopping at the purchase price equal to the outstanding principal of the loan under his loan agreement at the time when Rampage Trading exercises the option. In the event that such outstanding principal is zero at the time of the exercise, the purchase price will be US$100. Rampage Trading may exercise such option at any time.

Powers of Attorney. Each shareholder of Rampage Shopping has executed a power of attorney to grant to Rampage Trading or its designee the power of attorney to act on his behalf on all matters pertaining to Rampage Shopping and to exercise all of his rights as a shareholder of Rampage Shopping, including the right to appoint board members and senior management members, other voting rights and the right to transfer all or a part of his equity interest in Rampage Shopping.

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Rampage Shopping and Rampage Trading, Rampage Shopping engages Rampage Trading as its exclusive provider of technical, consulting and other services and agrees to pay to Rampage Trading service fees as determined by both parties. Rampage Trading will exclusively own any intellectual property arising from the performance of this agreement. In addition, Rampage Shopping agrees to consult with Rampage Trading before making any decisions that may have a material effect on its business or operations and to faithfully execute any lawful business and technical instructions given by Rampage Trading. This agreement has a term of 10 years unless earlier terminated or renewed by Rampage Trading at its sole discretion with 30 days’ prior written notice.

Equity Pledge Agreements. Each shareholder of Rampage Shopping has entered into an equity pledge agreement with Rampage Trading and Rampage Shopping, under which such shareholder pledged all of his equity interest in Rampage Shopping to Rampage Trading as collateral for all of his payments due to Rampage Trading and to secure his obligations under the above agreements. Rampage Shopping must not declare any dividend without Rampage Trading’s prior written consent, unless all the amounts due to Rampage Trading have been paid off and all the obligations of Rampage Shopping have been fully discharged. If any event of default as defined under the loan agreement occurs, Rampage Trading, as the pledgee, will have the right to sell the pledged equity interests.

Tax Indemnity Letters. Pursuant to the tax indemnity letters issued by Rampage Shopping to each of its shareholders, Rampage Shopping agrees to reimburse these shareholders for any and all taxes payable by them in connection with the transactions under the above agreements.

Other Contractual Arrangements

As part of our contractual arrangements with our VIEs, namely, MecoxLane Information, MecoxLane Shopping and Rampage Shopping, Mr. Paul Bang Zhang, our senior vice president and chief financial officer, has owed interest-free loans to us after Mr. Alfred Beichun Gu, our chief executive officer, transferred all of his equity interests in such VIEs to Mr. Zhang. Originally, we extended these loans to Mr. Gu to make contributions to the registered capital of our VIEs, and the loans were assumed by Mr. Zhang upon the above transfer. As of December 31, 2008, 2009 and 2010, the outstanding loan to Mr. Zhang was nil, nil and RMB4.7 million ($0.7 million), respectively. The largest aggregate outstanding loan to Mr. Zhang during the period covered was RMB4.7 million ($0.7 million). As of the date of this annual report, the outstanding loan to Mr. Zhang was RMB4.7 million ($0.7 million).

As part of our contractual arrangements with Rampage Shopping, we extended an interest-free loan to Mr. Xu, our employee. Mr. Xu used this loan for his contribution to the registered capital of Rampage Shopping. In addition, as part of our contractual arrangements with MecoxLane Information and MecoxLane Shopping, Mr. Xu has owed interest-free loans to us after Mr. Yu Sheng, our former employee, and Mr. Shiqin Zhao, our former chief financial officer, transferred their respective equity interests in MecoxLane Information and MecoLane Shopping to Mr. Xu. Originally, we extended these loans to Mr. Sheng and Mr. Zhao to make their contributions to the registered capital of MecoxLane Information and MecoxLane Shopping, respectively, and the loans were assumed by Mr. Xu upon the above transfers. As of December 31, 2008, 2009 and 2010, the outstanding loan to Mr. Xu was RMB0.7 million, RMB0.7 million and RMB2.2 million ($0.3 million), respectively. The largest aggregate outstanding loan to Mr. Xu during the period covered was RMB2.2 million ($0.3 million). As of the date of this annual report, the outstanding loan to Mr. Xu was RMB2.2 million ($0.3 million).

As part of our contractual arrangements with two of our VIEs, namely, MecoxLane Shopping and Rampage Shopping, Mr. Guisheng Liu, our employee, has owed interest-free loans to us after Mr. Miao Li, our employee, transferred all of his equity interests in these VIEs to Mr. Liu in July 2010. Originally, we extended these loans to Mr. Li to make contributions to the registered capital of these VIEs, and the loans were assumed by Mr. Liu upon the above transfer. As of the date of this prospectus, the outstanding loan to Mr. Liu was RMB1.0 million ($0.2 million).

As part of our contractual arrangements with MecoxLane Information, Mr. Richard Sijie Pu, our head of e-commerce, has owed an interest-free loan to us after Mr. Miao Li, our employee, transferred all of his equity interest in MecoxLane Information to Mr. Pu in July 2010. Originally, we extended this loan to Mr. Li to make contributions to the registered capital of MecoxLane Information, and the loan was assumed by Mr. Pu upon the above transfer. As of the date of this prospectus, the outstanding loan to Mr. Pu was RMB165,000 ($25,000).

Agreements with Iconix

On December 8, 2008, Mecox Lane, Iconix and Rampage Cayman entered into a shareholders’ agreement for the incorporation of Rampage Cayman, pursuant to which Mecox Lane holds 80% of the issued share capital of Rampage Cayman for a total subscription price of $100,000 and Iconix holds 20% of the issued share capital of Rampage Cayman as consideration of its assigning and/or licensing or procuring the assignment and/or licensing of all of its rights, titles and interests in and to certain trademarks, or the Rampage trademarks, in the Greater China area to Rampage Cayman. The key terms of the shareholders’ agreement are as follows:

(i)	Rampage Cayman agrees to obtain the written consent from Iconix before it takes certain actions, including disposal of any assets relating to any of Rampage Cayman’s rights with respect to any of the Rampage trademarks.

(ii)	Mecox Lane must make a loan totaling $10 million to Rampage Cayman and Rampage Cayman must achieve annual gross revenues of RMB400 million ($61 million) by the fifth anniversary of the date of the agreement, otherwise Iconix will have the right to require assignment back of the Rampage trademarks at nominal consideration.

(iii)	In the event that Rampage Cayman issues any shares, other equity securities or convertible equity securities, Iconix will be entitled to participate as a purchaser in such issuance to the extent required to enable Iconix to maintain 20% of the issued share capital of Rampage Cayman on a fully diluted basis.

(iv)	Both Mecox Lane and Iconix enjoy the rights of pre-emption, tag along and drag along with respect to any shares transfer except for transferring to affiliates.

(v)	In the event of a change of control in Mecox Lane, Iconix has a put option, which is the right to require Mecox Lane to purchase all of the shares then held by Iconix at a price determined by a mutually appointed independent valuer. If Mecox Lane completes an initial public offering on a recognized stock exchange, Iconix also has the right to require Mecox Lane to purchase any or all of the shares then held by Iconix at a price calculated based on the formula provided therein. See Item 3 “Key Information—Risk Factors—Risks Related to Our Business—We have granted an option of unlimited duration to ICL-Rampage Limited to require us to purchase ICL-Rampage Limited’s 20% minority interest in our subsidiary, Rampage China Limited, or Rampage Cayman. We are not able to determine the price that we may be obligated to pay under this option, and the amount may be beyond our ability to pay. Even if we are able to meet our obligation under the option, the payment to ICL-Rampage Limited may have a material adverse effect on our results of operations, our liquidity and the value of your investment in our ADSs or ordinary shares.”

On April 8, 2009, pursuant to the shareholders’ agreement, Iconix and Rampage Cayman entered into a trademark assignment agreement, under which Iconix, as the beneficial owner of the Rampage trademarks, agreed to assign its right to such trademarks in the Greater China area to Rampage Cayman. We sold Rampage- branded merchandise prior to April 8, 2009, the date of the trademark assignment agreement, based on an oral agreement with Iconix, which was subsequently documented by Iconix’s written consent. As of the date of this annual report, the assignment of 22 Rampage trademarks has been completed, and the governmental registration procedures for the assignment of the remaining 3 Rampage trademarks and 9 applications of Rampage trademarks are being made.

On February 2, 2010, pursuant to an omnibus consignment, assumption and accession agreement entered into by and among Rampage Cayman, Mecox Lane, Iconix and ICL-Rampage Limited, Iconix transferred all its shares in Rampage Cayman and all of its rights and obligations under the shareholders’ agreement and the trademark assignment agreement to ICL-Rampage Limited.

Other Transactions with Certain Directors, Shareholders and Affiliates

Mr. Alfred Beichun Gu, our chief executive officer, was a shareholder of our VIEs since their inception until March 2010, during which period we entered into contractual arrangements with Mr. Gu in the terms substantially similar to our contractual arrangements with Mr. Paul Bang Zhang. As part of these contractual arrangements, we extended interest-free loans to Mr. Gu. As of December 31, 2008, 2009 and 2010, the outstanding loan to Mr. Gu was RMB4.7 million, RMB4.7 million and nil, respectively. The largest aggregate outstanding loan to Mr. Gu during the period covered was RMB4.7 million ($0.7 million). In 2010, Mr. Gu transferred all of his equity interests in our VIEs to Mr. Paul Bang Zhang and was no longer a party to these contractual arrangements, as he was no longer a PRC citizen. As of the date of this annual report, no outstanding loan is due from Mr. Gu.

Mr. Shiqin Zhao, our former chief financial officer, was a shareholder of MecoxLane Shopping since its inception until February 2010, during which period we entered into contractual arrangements with Mr. Zhao in the terms substantially similar to our contractual arrangements with Mr. Yi Xu. As part of these contractual arrangements, we extended an interest-free loan to Mr. Zhao. As of December 31, 2008, 2009 and 2010, the outstanding loan to Mr. Zhao was RMB1.5 million, RMB1.5 million and nil, respectively. The largest aggregate outstanding loan to Mr. Zhao during the period covered was RMB1.5 million ($0.2 million). In February 2010, Mr. Zhao transferred all of his equity interest in MecoxLane Shopping to Mr. Yi Xu and was no longer a party to these contractual arrangements, as he left our company for personal reasons. As of the date of this annual report, no outstanding loan is due from Mr. Zhao under our contractual arrangements with MecoxLane Shopping.

Mr. Miao Li, our employee, was a shareholder of MecoxLane Shopping and Rampage Shopping since their inception until September 2010 and a shareholder of MecoxLane Information since November 2005 when he acquired the equity interest in MecoxLane Information held by Mr. Rong Bi, our former employee, until September 2010. During these periods, we entered into contractual arrangements with Mr. Li in the terms substantially similar to our contractual arrangements with Mr. Guisheng Liu and Mr. Richard Sijie Pu respectively. As part of these contractual arrangements, we extended interest-free loans to Mr. Li. As of December 31, 2008, 2009 and 2010, the outstanding loan to Mr. Li was RMB1.2 million, RMB1.2 million and nil, respectively. The largest aggregate outstanding loan to Mr. Li during the period covered was RMB1.2 million ($0.2 million). In September 2010, Mr. Li transferred all of his equity interests in MecoxLane Information to Mr. Richard Sijie Pu and all of his equity interests in MecoxLane Shopping and Rampage Shopping to Mr. Guisheng Liu and was no longer a party to these contractual arrangements. As of the date of this annual report, no outstanding loan is due from Mr. Li.

Mr. Yu Sheng, our former employee, was a shareholder of MecoxLane Information since its inception until February 2008, during which period we entered into contractual arrangements with Mr. Sheng in the terms substantially similar to our contractual arrangements with Mr. Yi Xu. As part of these contractual arrangements, we extended an interest-free loan to Mr. Sheng. The largest aggregate outstanding loan to Mr. Sheng during the period covered was RMB165,000 ($25,000). In February 2008, Mr. Sheng transferred all of his equity interest in MecoxLane Information to Mr. Yi Xu and was no longer a party to these contractual arrangements, as he left our company for personal reasons. As of the date of this annual report, no outstanding loan is due from Mr. Zhao.

In April 2008, we granted a loan of $0.6 million to HiVentures Holdings Co., Ltd., a British Virgin Islands company controlled by Mr. Shiqin Zhao, our former chief financial officer, in connection with exercise of options by Mr. Zhao. This loan bears no interest and the outstanding balance remains $0.6 million. Mr. Zhao has pledged 3,849,261 ordinary shares of our company that he owns as collateral for this loan. The loan was repaid by Mr. Zhao after the initial public offering.

For the years ended December 31, 2008, 2009 and 2010, we recorded advertising expense of $nil, $1.8 million and $2.9 million, respectively, for services received from Allyes Information Technology Ltd., or Allyes, an company of which Mr. Neil Nan Peng Shen, our chairman served as a director. Allyes is no longer an affiliate of Mr. Shen after Mr. Shen ceased to be a director of it since August 2010.

Employment Agreements

See Item 6, “Directors, Senior Management and Employees — Compensation— Employment Agreements.”

Stock Option Grants

See Item 6, “Directors, Senior Management and Employees — Compensation— Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

On December 3, 2010, a class action complaint captioned Arfa v. Mecox Lane Limited, et al., No. 10-CV-9053, was filed by the law firm of Kahn Swick & Foti, LLC, on behalf of purchasers of our ordinary shares issued pursuant to our initial public offering. The named defendants are our company, certain individual defendants by virtue of their positions as officers and directors of our company, namely Neil Nanpeng Shen, John J. Ying, Paul Bang Zhang, Alfred Beichun Gu, Kelvin Kenling Yu, Anthony Yai Yiu Lo and David Jian Sun, or the Individual Defendants, and two underwriters involved in the initial public offering, Credit Suisse Securities (USA) LLC and UBS AG. The plaintiff in the Arfa action alleges that the defendants included or allowed to be included materially false and misleading statements in the registration statement and prospectus issued in connection with the initial public offering in violation of Section 11 of the Securities Act of 1933, and against the Individual Defendants under Section 15 of the Securities Act. Specifically, the plaintiff contends that the our registration statement and prospectus for our initial public offering were materially false and misleading because they failed to disclose at the time of the initial public offering that: (i) it already was foreseeable that we would not be able to achieve results for the third quarter of 2010 that were in line with either historical growth trends or defendants’ guidance; (ii) we already had experienced disappointing results for the third quarter of 2010, prior to the initial public offering – including a significant decline in gross margins that were adversely impacted by increased costs and expenses; (iii) defendants had not conducted an adequate due diligence investigation into our company; and (iv) we lacked adequate internal financial controls.

On January 4, 2011, a virtually identical class action complaint captioned Brady v. Mecox Lane Limited, et al., No. 11-CIV-0034 was filed by the law firm of Pomerantz Haudek Grossman & Gross LLP, also in the Southern District of New York, on behalf of persons or entities who purchased our American Depositary Shares pursuant and/or traceable to our October 2010 registration statement and prospectus. The Brady complaint added Oppenheimer & Co. Inc. and Roth Capital Partners LLC as additional underwriter defendants, and added a claim under Section 12(a)(2) of the Securities Act.

On March 31, 2011, the actions were consolidated by order of Judge Robert Sweet. The Court appointed the Westend Group as lead plaintiff, and Kahn Swick & Foti, LLC and Pomerantz Haudek Grossman & Gross LLP as co-lead counsel. Pursuant to a scheduling order, the lead plaintiff may file an amended, consolidated complaint within sixty days of that order. Our response will be due sixty days after the filing of that amended complaint. We intend to continue defending against the class action.

As of the date of this annual report, we are unable to form a judgment, within the meaning and in accordance with the standards set forth in the ABA Statement of Policy, as to the ultimate outcome of the Class Action. As of the date of this annual report, we also are unable to give an estimate, within the meaning and in accordance with the standards set forth in the ABA Statement of Policy, of the amount or range of potential loss, if any, which might result to our company if the outcome in the class action were unfavorable.

Except as disclosed above, we are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We have not previously declared or paid and have no plan to declare and pay in the near future any dividends on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Any accumulated losses of PRC subsidiaries will hinder their abilities to pay dividends to us. As of December 31, 2010, we had, on a consolidated basis, accumulated losses of $30 million representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder. Until our PRC subsidiaries generate sufficient earnings and cash flows to make up the historical accumulated losses, they may be unable to pay dividends or otherwise distribute sufficient funds to enable us to declare dividends. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs, each representing seven ordinary shares, have been listed on the NASDAQ since October 2010. Our ADSs trade under the symbol “MCOX.”

For the period from October 26, 2010 to April 26, 2011, the trading price of our ADSs on the NASDAQ has ranged from $5.17 to $18.50 per ADS. For the year ended December 31, 2010, the trading price ranged from $6.45 to $18.50 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NASDAQ for our ADSs.

	Trading Price ($)
	High	Low
2010 (from October 26, 2010 to December 31, 2010)	18.50	6.45
November	16.90	7.09
December	8.49	6.45
2011
First quarter	7.86	5.17
January	7.86	5.41
February	6.99	5.30
March	6.88	5.17
April (through April 26, 2011)	6.35	5.30

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing seven ordinary shares, have been listed on the NASDAQ since October 26, 2010 and have been trading under the symbol “MCOX.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issues

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-169796) originally filed with the SEC on October 6, 2010.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.4 % appreciation of the RMB against the U.S. dollar between July 21, 2005 and March 31, 2011. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Administration Regulations issued by the State Council on January 29, 1996, and effective as of April 1, 1996 (and amended on January 14, 1997 and August 5, 2008, respectively) and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange which came into effect on July 1, 1996, or the Rules, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. The State Council amended the Foreign Exchange Administration Rules on January 14, 1997 and August 5, 2008, respectively, providing that, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international current account payments and transfers. Renminbi can be freely converted into foreign currencies for international payment under capital accounts unless Chinese laws and regulations require obtaining prior approval from SAFE. However, for the international income under capital accounts, the conversion of foreign currencies into Renminbi is still subject to the prior approval of SAFE.

Under the Rules, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of certain capital account item transactions, document approval from SAFE.

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises” (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis). With such foreign exchange registration certificates and required underlying transaction documents, or with approval documents from the SAFE if the transactions are under capital account (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E.	Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC corporate income tax purposes, a withholding tax of 10% for our non-PRC enterprise shareholders or potentially 20% for non-PRC individual shareholders may be imposed on dividends they receive from us and on gains they recognize from transferring our shares or ADSs. See “Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘resident enterprise’ for PRC corporate income tax purposes, which could result in unfavorable tax consequences to us.”

United States Federal Income Taxation

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this annual report and U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	Banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark-to-market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds ADSs or ordinary shares, your tax treatment will generally depend on your status and the activities of the partnership. If you are a partner in such partnership, you should consult your tax advisor.

The discussion below assumes the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any PRC taxes and the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders, including individuals U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles.

Therefore, a U.S. Holder should expect any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) either (a) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs. If we are treated as a “resident enterprise” for PRC tax purposes under the New EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares, the amount of the dividend would include withheld PRC taxes and, subject to certain conditions and limitations, such PRC withholding taxes generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, while it is not clear, we believe the contractual arrangements between us and our affiliated entities should be treated as ownership of stock.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause use to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Any dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

Additional Reporting Requirements

For taxable years beginning after March 18, 2010, certain U.S. Holders who are individuals are required to report information relating to an interest in our ADSs and ordinary shares, subject to certain exceptions (including an exception for ADSs and ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of the ADSs and ordinary shares.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-169796, as amended) with respect to our ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-169842) to register the ADSs.

We are currently subject to periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31 for us, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information about registrants, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our Internet website is www.M18.com. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

For a listing of our subsidiaries, see Item 4, “Information on the Company—Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk relates to the interest income generated by structural notes with original maturities between three to six months as well as bank deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. We believe the impact of foreign currency risk is not material and we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because substantially all of our revenues and expenses are denominated in RMB and the functional currency of our principal operating subsidiaries and VIEs is the RMB, while we use the U.S. dollar as our functional and reporting currency and the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the RMB traded within a narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have a positive effect on the U.S. dollar amount we would receive from the conversion. As of December 31, 2010, we had RMB-denominated cash balances of RMB556.1 million and U.S. dollar–denominated cash balances of $2.0 million. Assuming we had converted the RMB-denominated cash balance of RMB556.1 million into U.S. dollars at the exchange rate of $1.00 for RMB6.60 as of December 30, 2010, this cash balance would have been $84.3 million. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to $83.4 million as of December 31, 2010.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depository Shares

Fees and Charges Payable by ADS Holders

According to the deposit agreement between us and the depositary, JPMorgan Chase Bank N.A., our ADR holders may have to pay the following fees and charges to JPMorgan Chase Bank N.A. in connection with ownership of the ADR:

Category	Depositary actions	Associated fee
(a) Depositing or substituting the underlying shares

Each person to whom ADSs are issued against deposits of shares, including deposits and issuances in respect of:

•        Share distributions, stock dividend, stock split, merger

•        Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs issued

(b) Receiving or distributing dividends	Distribution of cash dividends	$0.02 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to $5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers of depositary receipts	$1.50 per ADS

(f) General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADRs	$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charge from one or more cash dividends or other cash distributions

(g) Expenses of the Depositary

Expenses incurred on behalf of ADR Holders in connection with:

•       Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

•       The depositary’s or its custodian’s compliance with applicable law, rule or regulation

•       Stock transfer or other taxes and other governmental charges

•       Cable, telex and facsimile transmission and delivery charges

•       fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities

•       Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

•       Any other charge payable by depositary or its agents in connection with the servicing of the shares or the deposited securities

Expenses payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charges from one or more cash dividends or other cash distributions

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of the date of this annual report, we have not received any payments from the depository or any reimbursement relating to the ADS facility.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The effective date of the registration statement on Form F-1 (File number: 333-169796) for which use of proceeds information is being disclosed was October 26, 2010. We offered our ordinary shares, in the form of ADSs, in our initial public offering in October 2010. We registered and sold 9,714,286 ADSs, representing 68,000,002 ordinary shares, at $11 per ADS and issued additional 571,429 ADSs, representing 4,000,003 ordinary shares, upon exercise of over-allotments by the underwriters. We received net proceeds of approximately $101.6 million from our initial public offering.

As of March 31, 2011, we used the net proceeds received from our initial public offering as follows:

•	approximately $5.7 million to the new logistic center located in Wujiang, Jiangsu Province.

Proceeds from our initial public offering that have yet to be applied have been invested in bank deposits. Credit Suisse Securities (USA) LLC and UBS AG were the managing underwriters for our initial public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. They have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Anthony Kai Yiu Lo, a member of our audit committee, is our audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, and any other persons who perform similar functions for us. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated.

	2009	2010
	(in $ thousands)
Audit fees(1)	400	530
Tax fees(2)	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, the review of our interim financial statements.
(2)	“Tax fees” means fees billed for tax compliance, tax advice, and tax planning services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by our audit committee prior to the completion of the audit. We did not receive tax services from Deloitte Touche Tohmatsu CPA Ltd.in 2009 and 2010.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are an exempted company incorporated in the Cayman Islands and our ADSs have been listed on the Nasdaq Global Market since October 26, 2010. The following sets forth a summary of the significant ways our corporate governance practices differ from those followed by domestic companies under the Nasdaq Stock Market Rules.

Rule 5605 of the Nasdaq Stock Market Rules requires that a majority of the board of directors be independent directors as defined in Rule 5605(a)(2). As of December 31, 2010, our board of directors consisted of five directors, two of which are determined by our board to be “independent” under Rule 5605(a)(2). This is because we are exempted from the Nasdaq requirement to phase in our compliance with the Rule 5605 pursuant to Rule 5615(b).

Rule 5605 of the Nasdaq Stock Market Rules requires that the audit committee of an issuer is comprised of at least three members and that all members of the audit committee and compensation committee are independent directors. As of December 31, 2010, our audit committee consisted of three directors, two of which are determined by our board to be “independent” under Rule 5605(a)(2). This is because we are exempted from the Nasdaq requirement to phase in our compliance with the Rule 5605 pursuant to Rule 5615(b). As of December 31, 2010, our compensation committee consisted of three directors, two of which are determined by our board to be “independent” under Rule 5605(a)(2). This is because we are exempted from the Nasdaq requirement to phase in our compliance with the Rule 5605 pursuant to Rule 5615(b).

This home country practice of ours differs from the requirements of the Nasdaq Stock Market Rules in these areas because there are no specific requirements under Cayman Islands law on the composition of audit committee and compensation committee.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Mecox Lane and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

2.2	Registrant’s Specimen Certificate for ordinary shares (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

Exhibit Number	Description of Document

4.1	Fourth Amended and Restated Registration Rights Agreement, dated as of October 1, 2010, among the Registrant and certain investors of the Registrant listed thereunder. (incorporated by reference to Exhibit 4.4 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.2	2006 Stock Option Plan. (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.3	2008 Stock Option Plan. (incorporated by reference to Exhibit 10.2 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.4	2011 Share Incentive Plan. (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.5	Form of Indemnification Agreement with the Registrant’s directors. (incorporated by reference to Exhibit 10.4 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.6	Forms of Employment Agreement with the Registrant’ senior executives. (incorporated by reference to Exhibit 10.5 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.7	Supplementary Service Agreement, dated as of December 28, 2007, between the Registrant and Mr. Alfred Beichun Gu, as amended on September 16, 2010. (incorporated by reference to Exhibit 10.6 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.8	English Translation of Form of Employee Confidentiality Agreement with the Registrant’s senior executives. (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.9	English Translation of Form of Non-Competition Agreement with the Registrant’s senior executives. (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.10	Shareholders Agreement, dated as of December 8, 2008, among the Registrant, Rampage China Limited and Iconix China Limited. (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.11	Amendment Agreement to the Shareholders Agreement, dated as of December 12, 2009, among the Registrant, Rampage China Limited and Iconix China Limited. (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.12	Trademark Assignment Agreement, dated as of April 8, 2009, between Rampage China Limited and Iconix China Limited. (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.13	Omnibus Assignment, Assumption and Accession Agreement, dated as of February 28, 2010, among the Registrant, Rampage China Limited, Iconix China Limited and ICL-Rampage Limited. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

Exhibit Number	Description of Document

4.14	Consent Letter, dated as of May 12, 2010, jointly issued by Iconix China Limited and ICL-Rampage Limited. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.15	Equity Financing Agreement, dated as of June 16, 2008, among the Registrant, HiVentures Holding Co., Ltd., and Mr. Shiqin Zhao. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.16	Loan Agreements among Shanghai Mecox Lane Information Technology Co., Ltd., Mai Wang Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Mecox Lane Information Technology Co., Ltd, with a schedule providing the details that are different in each such Loan Agreement. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.17	Promissory Notes issued by shareholders of Shanghai Mecox Lane Information Technology Co., Ltd, with a schedule providing the details that are different in each such Promissory Note. (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.18	Exclusive Purchase Option Agreements among Shanghai Mecox Lane Information Technology Co., Ltd., Mai Wang Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Mecox Lane Information Technology Co., Ltd, with a schedule providing the details that are different in each such Exclusive Purchase Option Agreement. (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.19	Powers of Attorney issued by shareholders of Shanghai Mecox Lane Information Technology Co., Ltd, with a schedule providing the details that are different in each such Power of Attorney. (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.20	Exclusive Business Cooperation Agreement, dated as of August 15, 2006, between Shanghai Mecox Lane Information Technology Co., Ltd. and M18.com Network Information (Shanghai) Co., Ltd. (the former name of Mai Wang Trading (Shanghai) Co. Ltd.) (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.21	Equity Pledge Agreements among Shanghai Mecox Lane Information Technology Co., Ltd., Mai Wang Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Mecox Lane Information Technology Co., Ltd, with a schedule providing the details that are different in each such Equity Pledge Agreement. (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.22	Tax Indemnity Letters issued by Shanghai Mecox Lane Information Technology Co., Ltd, with a schedule providing the details that are different in each such Tax Indemnity Letter. (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.23	Memorandum of Understanding and Certification jointly issued by the then shareholders of Shanghai Mecox Lane Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

Exhibit Number	Description of Document

4.24	Loan Agreements among Shanghai Mecox Lane Shopping Co., Ltd., Mai Wang Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Loan Agreement. (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.25	Promissory Notes issued by shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Promissory Note. (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.26	Exclusive Purchase Option Agreements among Shanghai Mecox Lane Shopping Co., Ltd., Mai Wang Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Exclusive Purchase Option Agreement. (incorporated by reference to Exhibit 10.25 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.27	Powers of Attorney issued by shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Power of Attorney. (incorporated by reference to Exhibit 10.26 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.28	Exclusive Business Cooperation Agreement, dated as of August 20, 2007, between Shanghai Mecox Lane Shopping Co., Ltd. and Mai Wang Trading (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.27 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.29	Equity Pledge Agreements among Shanghai Mecox Lane Shopping Co., Ltd., Mai Wang Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Equity Pledge Agreement. (incorporated by reference to Exhibit 10.28 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.30	Tax Indemnity Letters jointly issued by Shanghai Mecox Lane Shopping Co., Ltd. and Mai Wang Trading (Shanghai) Co., Ltd, with a schedule providing the details that are different in each such Tax Indemnity Letter. (incorporated by reference to Exhibit 10.29 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.31	Memorandum of Understanding and Certification jointly issued by the then shareholders of Shanghai Mecox Lane Shopping Co., Ltd. (incorporated by reference to Exhibit 10.30 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.32	Loan Agreements among Shanghai Rampage Shopping Co., Ltd., Rampage Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Loan Agreement. (incorporated by reference to Exhibit 10.31 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.33	Exclusive Business Cooperation Agreement, dated as of May 18, 2010, between Shanghai Rampage Shopping Co., Ltd. and Rampage Trading (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.32 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.34	Equity Pledge Agreements among Shanghai Rampage Shopping Co., Ltd., Rampage Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Equity Pledge Agreement. (incorporated by reference to Exhibit 10.33 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

Exhibit Number	Description of Document

4.35	Exclusive Purchase Option Agreements among Shanghai Rampage Shopping Co., Ltd., Rampage Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Exclusive Purchase Option Agreement. (incorporated by reference to Exhibit 10.34 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.36	Powers of Attorney issued by shareholders of Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Power of Attorney. (incorporated by reference to Exhibit 10.35 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.37	Tax Indemnity Letters issued by Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Tax Indemnity Letter. (incorporated by reference to Exhibit 10.36 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.38	Form of License to Use Trademark between the Registrant and its VIEs. (incorporated by reference to Exhibit 10.37 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.39	English Translation of Form of License to Use Trademark between the Registrant and its VIEs. (incorporated by reference to Exhibit 10.38 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.40	English Translation of Form of Supplemental Agreements to the License to Use Trademark between the Registrant and its VIEs. (incorporated by reference to Exhibit 10.39 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.41	English Translation of Trademark License Agreement, dated as of October 14, 2007, between Shanghai Mecox Lane Information Technology Co., Ltd. and Mr. Yili Wu. (incorporated by reference to Exhibit 10.40 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.42	English Translation of Form of Network Advertisement Distributing Contracts between Shanghai Mecox Lane Information Technology Co., Ltd. and Shanghai Allyes Advertising Co., Ltd. (incorporated by reference to Exhibit 10.41 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.43	English Translation of Lease Contract, dated as of November 22, 2005, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Shanghai Jiang Chang Cloth Arts and Crafts Co., Ltd. (incorporated by reference to Exhibit 10.42 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.44	English Translation of Shanghai House Lease Contract between Shanghai Mecox Lane Information Technology Co., Ltd. and Shanghai Liming Auxiliary Co., Ltd. (incorporated by reference to Exhibit 10.43 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.45	English Translation of Building Extension and Lease Agreement, dated as of February 28, 2008, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Shanghai Jiang Chang Cloth Arts and Crafts Co., Ltd. (incorporated by reference to Exhibit 10.44 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

Exhibit Number	Description of Document

4.46	English Translation of Shanghai House Lease Contract, dated as of December 18, 2008, between Shanghai Mecox Lane Information Technology Co., Ltd. and Shanghai Liming Auxiliary Co., Ltd. (incorporated by reference to Exhibit 10.45 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.47	English Translation of Lease Contract, dated as of August 17, 2009, between Shanghai Mecox Lane Information Technology Co., Ltd. and Shanghai New Cogi Cosmetic Co., Ltd. (incorporated by reference to Exhibit 10.46 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.48	English Translation of Form of Lease Contracts for Normal Building of Shanghai Chinalong Industrial Town. (incorporated by reference to Exhibit 10.47 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.49	English Translation of Form of House Lease Contracts with Shanghai Caohejing Hi-Tech Park Development Co., Ltd. (incorporated by reference to Exhibit 10.48 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.50	English Translation of Form of Lease Contracts between Shanghai Mecox Lane International Mailorder Co., Ltd. and Shanghai Hexiang Information Technology Co., Ltd. (incorporated by reference to Exhibit 10.49 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.51	English Translation of Lease Contract, dated as of April 22, 2010, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Beijing Bailiwei Technology Development Co., Ltd. (incorporated by reference to Exhibit 10.50 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.52	English Translation of Lease Contract, dated as of April 30, 2010, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Shijidazhi Real Estate Consulting Service Department of Fanyu District of Guangzhou. (incorporated by reference to Exhibit 10.51 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.53	English Translation of Lease Contract between Shanghai Mecox Lane International Mailorder Co., Ltd. and Chengdu Da Ji Long Teng Freight Co., Ltd. (incorporated by reference to Exhibit 10.52 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.54	English Translation of Lease Contract, dated as of July 15, 2010, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Beijing Bailiwei Technology Development Co., Ltd. (incorporated by reference to Exhibit 10.53 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

4.55*	English Translation of Lease Contract, undated, between Shanghai Mecox Lane Information Technology Co., Ltd. and Shanghai Chinalong Industrial Development Co., Ltd.

4.56*	English Translation of Lease Contract, undated, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Shanghai Chinalong Industrial Development Co., Ltd.

4.57*	English Translation of Lease Contract, dated as of April 30, 2010, between Mai Wang Trading (Shanghai) Co., Ltd and Shanghai Chinalong Industrial Development Co., Ltd.

4.58*	English Translation of Lease Contract, dated as of November 1, 2010, between Shanghai Mecox Lane Information Technology Co., Ltd. and Shanghai Liming Auxiliary Co., Ltd.

4.59*	English Translation of Lease Contract, undated, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Shanghai Victoria Enterprise Co., Ltd.

Exhibit Number	Description of Document

4.60*	English Translation of Lease Contract, dated as of September 28, 2010, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Shanghai Wensheng Printing Co., Ltd.

4.61*	English Translation of Lease Contract, dated as of December 6, 2010, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Shanghai Yuanmei Electrics Co., Ltd.

4.62*	English Translation of Lease Contract, dated as of March 10, 2011, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Beijing Bailiwei Technology Development Co., Ltd..

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of Jun He Law Offices.

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MECOX LANE LIMITED

By	/s/ Alfred Beichun Gu
Name:	Alfred Beichun Gu
Title:	Director and Chief Executive Officer

Date: April 29, 2011

MECOX LANE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mecox Lane Limited

We have audited the accompanying consolidated balance sheets of Mecox Lane Limited and subsidiaries (the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, equity (deficit) and comprehensive income, and cash flows for each of the three years in the period ended December 31,2010 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mecox Lane Limited and subsidiaries at December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 25, 2011

MECOX LANE LIMITED

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except number of shares)

	2009	2010
	$	$
ASSETS
Current assets:
Cash and cash equivalents	18,757,853	86,011,952
Short-term investments	7,322,363	30,199,200
Accounts receivable, net of allowances of $101,878 and $77,338 as of December 31, 2009 and 2010, respectively	1,925,924	1,487,298
Other receivables	4,118,038	9,662,105
Advances to suppliers and prepaid expenses	1,585,946	1,410,510
Merchandise inventories	19,237,919	35,809,524
Deferred tax assets—current portion	1,586,694	1,672,078

Total current assets	54,534,737	166,252,667
Property and equipment, net	6,661,692	8,696,636
Intangible assets, net	882,953	1,283,370
Deferred tax assets—long term portion	118,088	1,271,691
Other non-current assets	870,813	439,798

TOTAL ASSETS	63,068,283	177,944,162

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of 5,658,000 and 1,633,946 as of December 31, 2009 and 2010, respectively)	19,533,202	24,117,767
Advances from customers (including advances from customers of the consolidated VIEs without recourse to Mecox Lane Limited of 1,706,389 and 2,966,255 as of December 31, 2009 and 2010, respectively)	5,146,785	5,839,069
Amount due to related parties (including amount due to related parties of the consolidated VIEs without recourse to Mecox Lane Limited of 175,741 and 8,529 as of December 31, 2009 and 2010, respectively)	175,741	8,529
Accrued expenses (including accrued expenses of the consolidated VIEs without recourse to Mecox Lane Limited of 3,436,923 and 3,752,225 as of December 31, 2009 and 2010, respectively)	7,779,932	6,553,143
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Mecox Lane Limited of 84,689 and 3,305,520 as of December 31, 2009 and 2010, respectively)	3,200,162	4,311,094
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Mecox Lane Limited of 1,093,303 and 126,898 as of December 31, 2009 and 2010, respectively)	1,920,342	1,429,415

Total current liabilities	37,756,164	42,259,017

Commitments and contingencies (Note 16)
Mezzanine equity:
Convertible non-redeemable preference shares
Series B preference shares ($0.0001 par value; 8,600,000 shares authorized; 8,551,400 shares issued and outstanding as of December 31, 2009 and nil as of December 31, 2010)	18,476,503	—
Series C preference shares ($0.0001 par value; 1,450,000 shares authorized; 1,441,024 shares issued and outstanding as of December 31, 2009 and nil as of December 31, 2010)	3,113,535	—
Series D preference shares ($0.0001 par value; 1,750,000 shares authorized; 1,733,832 shares issued and outstanding as of December 31, 2009 and nil as of December 31, 2010)	3,764,188	—
Redeemable noncontrolling interests	25,000	38,855

Equity (deficit):
Ordinary shares ($0.0001 par value; 390,000,000 and 10,000,000,000 shares authorized, 209,230,993 and 405,192,257 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	20,923	40,519
Additional paid-in capital	29,116,169	159,437,097
Accumulated deficit	(30,654,082)	(26,223,473)
Accumulated other comprehensive income	1,349,883	2,292,147

Total Mecox Lane Limited equity (deficit)	(167,107)	135,546,290
Noncontrolling interests	100,000	100,000

Total equity (deficit)	(67,107)	135,646,290

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)	63,068,283	177,944,162

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except for share data)

	2008	2009	2010
	$	$	$
Net revenues:	107,527,074	177,689,191	227,541,298
Cost of goods sold (excluding depreciation and amortization)	58,478,998	97,057,581	132,641,621
Operating expenses:
Selling, general and administrative expenses	43,299,922	68,504,581	86,244,899
Depreciation and amortization	1,454,016	3,598,498	4,468,527
Other income, net	(23,431)	(254,312)	(774,986)

Total operating expenses	44,730,507	71,848,767	89,938,440

Income from operations	4,317,569	8,782,843	4,961,237
Interest income	509,465	351,496	440,875

Income before income taxes and noncontrolling interests	4,827,034	9,134,339	5,402,112
Income tax expense	1,275,152	1,922,118	957,648

Net income	3,551,882	7,212,221	4,444,464
Net income attributable to noncontrolling interests	—	—	(13,855)

Net income attributable to Mecox Lane Limited shareholders	3,551,882	7,212,221	4,430,609

Earnings per ordinary share:
Basic	$0.01	$0.02	$0.01
Diluted	$0.01	$0.02	$0.01
Earnings per ADS:
Basic	$0.08	$0.15	$0.07
Diluted	$0.08	$0.15	$0.06
Weighted average ordinary shares used in per share calculation
Basic	204,866,943	205,381,732	242,026,404
Diluted	331,009,675	332,293,300	396,873,164
Weighted average ADS used in per share calculation
Basic	29,266,706	29,340,247	34,575,201
Diluted	47,287,096	47,470,471	56,696,166

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Noncontrolling interests	Total	Comprehensive income
	Number	$	$	$	$	$	$	$

Balance at December 31, 2007	204,311,205	20,431	24,757,704	(41,418,185)	680,865	100,000	(15,859,185)

Net income	—	—	—	3,551,882	—	—	3,551,882	3,551,882
Share-based compensation	—	—	1,686,000	—	—	—	1,686,000
Share options exercised	4,919,788	492	31,520	—	—	—	32,012
Foreign currency translation adjustments	—	—	—	—	649,029	—	649,029	649,029

Balance at December 31, 2008	209,230,993	20,923	26,475,224	(37,866,303)	1,329,894	100,000	(9,940,262)	4,200,911

Net income	—	—	—	7,212,221	—	—	7,212,221	7,212,221
Share-based compensation	—	—	2,640,945	—	—	—	2,640,945
Foreign currency translation adjustments	—	—	—	—	19,989	—	19,989	19,989

Balance at December 31, 2009	209,230,993	20,923	29,116,169	(30,654,082)	1,349,883	100,000	(67,107)	7,232,210

Net income	—	—	—	4,430,609	—	—	4,430,609	4,430,609

Series B, C and D preference shares converted into ordinary shares upon initial public offering	123,961,259	12,396	25,341,830				25,354,226
Issuance of ordinary shares upon initial public offering, net of issuance costs	72,000,005	7,200	101,633,202	—	—		101,640,402
Share-based compensation	—	—	3,345,896	—	—	—	3,345,896

Foreign currency translation adjustments	—	—	—	—	942,264	—	942,264	942,264

Balance at December 31, 2010	405,192,257	40,519	159,437,097	(26,223,473)	2,292,147	100,000	135,646,290	5,372,873

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars)

	2008	2009	2010
	$	$	$
Cash flows from operating activities:
Net income	3,551,882	7,212,221	4,444,464
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,686,000	2,640,945	3,345,896
Bad debt expense	—	(27,464)	(24,540)
Depreciation and amortization	1,454,016	3,598,498	4,468,527
Loss on disposal of property and equipment	3,860	403,176	610,138
Changes in operating assets and liabilities:
Accounts receivable	282,531	(1,270,264)	512,202
Other receivables	(1,378,395)	(2,513,825)	(5,856,605)
Advances to suppliers and prepaid expenses	(712,365)	(100,136)	219,816
Merchandise inventories	(5,609,417)	(8,241,637)	(15,630,526)
Other non-current assets	(417,869)	(259,599)	431,015
Accounts payable	5,248,537	6,259,237	3,892,684
Advances from customers	648,423	2,052,509	521,088
Accrued expenses	292,429	4,311,995	(1,605,560)
Income tax payable	1,494,913	239,070	(538,667)
Other current liabilities	(108,539)	1,829,654	496,559
Deferred tax	(246,119)	(884,663)	(1,160,536)

Net cash provided by operating activities	6,189,887	15,249,717	(5,874,045)

Cash flows from investing activities:
Purchase of property and equipment	(3,888,146)	(6,261,815)	(6,671,142)
Purchase of intangible assets	(201,764)	(440,959)	(703,705)
Proceeds from sale of property and equipment	—	22,520	60,123
Purchase of short-term investments	(7,315,700)	—	(30,199,200)
Proceeds from sale of short-term investments	—	—	7,322,363

Net cash used in investing activities	(11,405,610)	(6,680,254)	(30,191,561)

Cash flows from financing activities
Proceeds from exercise of stock options	32,012	—
Collection of note receivable from option exercise	—	—	556,988
Gross proceeds from issuance of ordinary shares from initial public offering	—	—	105,229,853
Offering expenses incurred	—	—	(3,096,180)

Net cash provided by financing activities	32,012	—	102,690,661

Effect of exchange rate changes	807,988	52,177	629,044
Net increase (decrease) in cash and cash equivalents	(4,375,723)	8,621,640	67,254,099
Cash and cash equivalents at beginning of year	14,511,936	10,136,213	18,757,853

Cash and cash equivalents at end of year	10,136,213	18,757,853	86,011,952

Supplemental disclosure of cash flow information
Income taxes paid	175,948	2,337,951	3,151,197
Non-cash financing activities:

Deferred initial public offering cost	—	—	(493,271)

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Mecox Lane Limited (“the “Company”) was incorporated in the Cayman Islands on May 28, 1996. The Company and its subsidiaries (the “Group”) is engaged in the design and sale of apparel, accessories, home and healthcare products through its online platform and stores.

As of December 31, 2010, the Company’s significant consolidated subsidiaries and variable interest entities consist of the following:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities
Mecox Lane (Hong Kong) Limited	March 17, 2010	Hong Kong	100%	Investment holding
Shanghai Mecox Lane International Mailorder Co., Ltd. (“Mecox Lane Mailorder”)	January 8, 1996	China	100%	Telephonic sales of garments, accessories and other products
Clarence Consultants Limited (“Clarence”)	March 30, 1998	Cayman Islands	100%	Investment holding
eMecoxLane Co., Ltd. (“eMecoxLane”)	December 13, 2000	Cayman Islands	100%	Investment holding
eMecoxLane (Hong Kong) Co., Ltd.	March 16, 2010	Hong Kong	100%	Investment holding
Mecox Lane Technology (China) Limited	July 9, 2010	China	100%	Sale of garments and accessories
Mai Wang Information Technology (Shanghai) Co., Ltd. (“Mai Wang Information”)	September 8, 2008	China	100%	Software development and information technology support
Mai Wang Trading (Shanghai) Co., Ltd. (“Mai Wang Trading”)	April 5, 2000	China	100%	Wholesale of garments
Shanghai Xian Ni Garment Co., Ltd. (“Xian Ni”)	December 27, 1993	China	96.7%	Investment holding
Rampage China Limited (“Rampage Cayman”)	February 18, 2009	Cayman Islands	80%	Investment holding
Rampage China (Hong Kong) Limited	March 30, 2009	Hong Kong	80%	Investment holding
Rampage Trading (Shanghai) Co., Ltd.	May 14, 2010	China	80%	Wholesale of garments
Shanghai Mecox Lane Information Technology Co., Ltd. (“MecoxLane Information”)	August 6, 2002	China	Variable interest entity	Online sales and maintenance of Company website
Shanghai Mecox Lane Shopping Co., Ltd (“Mecox Lane Shopping”)	July 19, 2005	China	Variable interest entity	Sale of garments and office accessories
Shanghai Shang Xun Information Technology Co., Ltd. (“Shang Xun”, previously known as Shanghai Wangji Marketing Services Co., Ltd.)	September 14, 2006	China	Variable interest entity	Software development and information technology support
Shanghai Rampage Shopping Co., Ltd. (“Rampage Shopping”)	November 24, 2008	China	Variable interest entity	Retail of apparels and accessories

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and variable interest entities (“VIEs”) for which it is deemed the primary beneficiary. All intercompany transactions, balances and unrealized profit and losses have been eliminated on consolidation.

The Group evaluates the need to consolidate certain VIEs in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Details of certain key agreements between the Group and its VIEs, which include Mecox Lane Information, Mecox Lane Shopping, Shang Xun, and Rampage Shopping, are as follows:

Power of Attorney: The equity owners of the VIEs irrevocably appointed the Company’s officers to vote on their behalf on all matters, including matters related to the transfer of their respective equity interests in the

VIEs and appointment of the VIEs’ chief officer.

Share Pledge Agreement: The equity owners pledge their respective equity interests in the VIEs as a guarantee for the payment by the VIEs of technical and consulting services fees under the exclusive technical consulting and services agreements.

Exclusive Technical Consulting and Services Agreement: The Company provides the VIEs with technical consulting and information services. The Company is the exclusive provider of these services. The initial term of these agreements is 10 years. In consideration for those services, the VIEs agree to pay the Company service fees and pledged their equity interests in the VIEs as collateral for payment.

Business Loan Agreement: Loans were granted to the equity owners of the VIEs to provide the funds necessary to capitalize the VIEs. The Company has the option to acquire the VIEs for an amount equal to the loans granted when and if the Chinese government lifts its foreign ownership restrictions on relative to Internet content provision and physical store development businesses in the PRC. Upon acquisition, the Business Loan Agreements will be cancelled.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Principles of consolidation (Continued)

The Company participated significantly in the design of these VIEs. Based on these series of agreements, the shareholders of the VIEs grant the Company powers of attorney to exercise all their rights as shareholders of the VIEs, including the right to appoint board members and senior management members. Thus the Company has the ability to effectively control the VIEs. The Company is also able to receive the economic benefits of these VIEs, because its ability to effectively determine the services fees payable by the VIEs to the Company under the exclusive business cooperation agreements and exclusive service agreement, which are part of the contractual arrangements. Therefore, Company has determined that it is the primary beneficiary of the aforementioned entities and has consolidated their respective results from the date of initial involvement or date of establishment.

As of December 31, 2009 and 2010, total assets and liabilities of the VIEs are as follows:

	December 31, 2009	December 31, 2010
	$	$

Cash and cash equivalents	6,916,006	3,075,183
Accounts receivable—net	971,070	838,407
Inventory	2,472,351	4,985,881
Other receivables	3,779,441	4,927,232
Property and equipment—net	3,144,249	3,066,663
Other non-current assets	1,331,165	1,444,624

Total Assets	18,614,282	18,337,990

Accounts payable	5,658,000	1,633,946
Advances from customers	1,706,389	2,966,255
Accrued expenses	3,436,923	3,752,225
Income taxes payable	1,093,303	126,898
Other current liabilities	84,689	3,305,520

Total Liabilities	11,979,304	11,784,844

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amount revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include useful lives and impairment for long-lived assets, allowance for doubtful accounts, inventory valuation, accruals for sales returns, customer loyalty program accrual, assumptions related to the valuation of embedded derivatives, share-based compensation, redeemable noncontrolling interest and valuation allowance for deferred tax assets.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Short-term investments

Short-term investments consist of structured time deposits maintained in a bank having maturities of greater than three months when purchased. The structured time deposits are classified as held to maturity debt securities and are carried at amortized cost, which is equivalent to their initial acquisition cost.

(f)	Merchandise inventories

Merchandise inventory is stated at the lower of cost or market. Cost of merchandise inventory is determined using the weighted-average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and broken assortments, which is dependent upon factors such as historical trends with similar merchandise, inventory aging, historical and forecasted consumer demand, and promotional environment. Write downs are recorded in cost of goods sold in the consolidated statements of operations.

(g)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Lesser of lease term or estimated useful life of 2 years
Office equipment	5 years
Furniture	5 years
Vehicles	5 years

(h)	Acquired intangible assets

Acquired intangible assets consist primarily of trademarks, and computer software carried at cost less accumulated amortization. Amortization for trademarks and computer software is computed using the straight- line method over the license period of 5 years.

(i)	Asset Retirement Obligations

The Group records an asset retirement obligation when it has a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. The Group’s asset retirement obligations are primarily associated with leasehold improvements for which, at the end of a lease, the Group is contractually obligated to remove in order to comply with the lease agreement. The Group recognizes asset retirement obligations at the inception of a lease with such conditions, if a reasonable estimate of fair value can be made. The Group’s asset retirement obligation was immaterial for all periods presented.

(j)	Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group assesses the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment equal to the difference between the carrying amount and fair value of these assets. The Group did not record any impairments during the period presented.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Franchise

The Group enters into franchise agreements with unaffiliated franchisees to operate under the Group’s brand names. Under these agreements, the Group charges its franchisees nominal upfront fees for the use of the Group’s information system, which is amortized ratably over the franchise agreement period. Further, key aspects of the agreements provide that (i) the Group is required to approve the location of the franchisee stores, (ii) the franchisee stores may only sell to end customers and may not make bulk sales or internet sales, (iii) the Group will provide training of the store supervisor, as appointed by the franchisee, and store personnel, (iv) the Group will provide fashion trend updates and training on new products and (v) the franchisee will bear the cost of items (iii) and (iv). The Group is not involved in the daily operations nor does it participate in the decision making process of the franchisees.

The Company offers discounts to all of the franchisees at fixed percentage of retail price of the merchandise sold, and requires all of the franchisees to make full payment prior to the delivery of products.

(l)	Revenue recognition

The Group recognizes revenue from the sale of both its own and third-party apparel and accessories, home products, healthcare products and other merchandise through its online platform, including its customer service centers and Internet website, and from the sale of merchandise through its stores. The Group recognizes revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured.

The Group utilizes delivery service providers when sales are made through its online platform. The Group accepts credit card and debit card payments or cash-on-delivery (“COD”) for products ordered through its website and customer service center. Credit and debit card receivables as of December 31, 2009 and 2010 are immaterial. The Group normally collects credit and debit card receivables within three to four days after the sale. Credit and debit card processing fees are recorded in selling, general and administrative expenses and were immaterial for all periods presented. For COD sales, the delivery service providers are responsible for collecting payment from the customer at the point of delivery. The Group estimates and defers revenue and the related product costs for shipments that are in-transit to the customer. Revenue is recognized at the time the customer receives the product which is typically within a few days of shipment. Amounts collected by delivery service providers but not remitted to the Group are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery are classified as advances from customers. The Company pays a fee to the delivery service provider and records such fee in cost of goods sold.

The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions when selling third-party products. The Group records such sales on a gross basis because the Group has several, if not all, of the following indicators for gross reporting: is primarily obligated in the transaction, is subject to inventory risk and has latitude in establishing prices and selecting suppliers.

The Group recognizes revenue from its own retail stores at the point of sale.

The Group allows customers from its online platform and own retail stores to return product within 10 to 30 days of the sale, depending on the nature of the customer. The Group estimates sales returns for such sales based on its own historical return experience.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Revenue recognition (Continued)

The Group recognizes revenues from sales to franchisees upon sale to the ultimate customer when products are held by the franchisee on a consignment basis as the consignment agreements allows the franchisee to return 100% of unsold merchandise at any given point of time. Consignment sales are recorded net of the amount retained by the franchisee, which is calculated based on a fixed percentage of the retail price of the merchandise sold. Sales to franchisees on a non-consignment basis are recognized as revenue upon delivery.

Other franchisees are permitted to return product within certain windows of time, generally based upon the seasons of the year, limited to 10% of the specific order placed. The Group defers the full 10% of the sales price subject to return and recognizes revenue only when the right of return expires given the Group’s limited operating history under these franchising arrangements.

(m)	Shipping and handling costs

Revenues include fees charged to customers for shipping and handling. Shipping and handling costs incurred for sale of products and recognized as cost of goods sold was $7,116,577, $10,027,266 and $13,751,444 for the years ended December 31, 2008, 2009 and 2010, respectively.

(n)	Discount coupons and membership points

The Group voluntarily provides discount coupons as sales incentives to selected customers. These coupons can only be utilized in conjunction with a subsequent purchase and are recorded as a reduction of revenues at the time of use.

The Group has established a customer loyalty program wherein a customer earns 10 points for each Renminbi (“RMB”) spent. The Group regularly prices certain of its products at a combination of price plus points, the combination of which is solely at the Group’s discretion. Points can only be redeemed in connection with a subsequent purchase and only to the extent the points earned in a current transaction are less than the number of points required to acquire the product(s) in such transaction. Such instances have represented a immaterial portion of the Group’s sales transactions for all periods presented. Further, the points have no defined monetary value which would permit a customer to obtain a calculated discount per point or any form of free product. The Group accrues a liability for the estimated value of the points earned and expected to be redeemed. As of December 31, 2009 and 2010, the Group recorded an accrued liability for its customer loyalty program of $437,796, and $241,181, respectively.

(o)	Expense classification

The following table illustrates the primary costs classified in each major expense category:

Cost of Goods Sold	Selling, General and Administrative Expenses
• Cost of merchandise sold;	• Payroll, bonus and benefit costs for retail and corporate associates;

• Merchandise inventory write-down and shortage; and	• Occupancy costs for retail, distribution center and corporate facilities;

• Customer shipping and handling costs.	• Sample development costs

• Advertising and marketing costs;

• Freight expenses associated with moving merchandise from the distribution center to the Company’s retail stores; and

• Legal, finance, information systems and other corporate overhead costs.

Purchasing, receiving and warehousing costs included in selling, general and administrative expenses were $3,127,021, $7,407,601, and $8,792,801 for the years ended December 31, 2008, 2009 and 2010, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)	Advertising expenses

The Group expenses advertising costs as incurred. Total advertising expense was $15,557,699, $20,834,714 and $23,987,328 for the years ended December 31, 2008, 2009 and 2010, respectively.

(q)	Store pre-opening costs

Non-capital expenditures, such as rent, advertising and payroll costs incurred prior to the opening of a new store are charged to expense in the period they are incurred. Such costs were immaterial for the years ended December 31, 2008, 2009 and 2010.

(r)	Foreign currency translation

The functional currency of the Company, eMecoxLane and Clarence are the United States dollar (“US dollar”). The functional currency of all the other subsidiaries and the variable interest entities is the RMB. Foreign currency denominated monetary assets and liabilities have been translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies have been translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

The financial statements of the subsidiaries and the variable interest entities have been translated into US dollars for the purposes of consolidation. Assets and liabilities are translated into US dollar based on the rates of exchange existing on the balance sheet date. Equity accounts are translated at historical exchange rates. Their statements of operations are translated using a weighted average rate for the period. Translation adjustments have been reported as a separate component of other comprehensive income.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents denominated in RMB amounted to $18,463,655 and $83,967,696 at December 31, 2009 and 2010, respectively.

(s)	Income taxes

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As part of the process of preparing financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable for the differences that are expected to affect taxable income. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities or the expected timing of their use when they do not relate to a specific asset or liability. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t)	Value added taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”) at a rate of 17% on proceeds received from customers, and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods that have generated the gross sales proceeds. The VAT balance is recorded either in other current liabilities or other current receivables on the face of consolidated balance sheets.

(u)	Comprehensive income

Comprehensive income includes all changes in equity from transactions and other events and circumstances from non-owner sources. Comprehensive income includes net income and foreign currency translation adjustments.

(v)	Concentration credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and advances to suppliers. The Group places its cash and cash equivalents and short-term investments with financial institutions with high-credit ratings and quality. Accounts receivable primarily comprise amounts receivable from product delivery service providers. These amounts are collected from customers by the service providers when products are delivered. The Group conducts a credit evaluation of these service providers and generally requires a small amount of security deposit. With respect to advances to product suppliers, the Group performs on-going credit evaluations of the financial condition of its suppliers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

(w)	Fair value of financial instruments

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w)	Fair value of financial instruments (Continued)

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The Group did not have any material financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2010. The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, short-term investments, other receivables, accounts payable and other payables are recorded at cost which approximates their fair value due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.

(x)	Share-based compensation

The Group’s share-based payment transactions are measured based on the grant-date fair value of the award. The fair value of the award, net of estimated forfeitures, is recognized as compensation expense over the period during which the recipient is required to provide services in exchange for the award, which is generally the vesting period.

(y)	Operating leases

Minimum rental expenses are recognized ratably over the lease term. The Group begins recognizing rental expense upon taking possession of the property, which generally includes a construction period prior to store opening. When a lease contains a predetermined fixed escalation of the minimum rent, the Group recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and the amounts payable under the lease as a short-term or long-term deferred rent liability. The Group also receives lease incentives upon entering into certain store leases which are recorded on a straight-line basis as a reduction to rent expense over the term of the lease.

Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of sales that are in excess of a predetermined level. These amounts are excluded from minimum rent and are included in the determination of rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable.

(z)	Earnings per share

The Company’s Series B, C and D convertible non-redeemable preference shares contained provisions that did not permit payment of dividends to ordinary shareholders without first paying an undefined dividend to the preferred shareholders. The Group has computed basic earnings per share using the two-class method assuming

(i)	the preference shares are participating securities and (ii) the preferred shareholders would require a dividend that is at least equal to what they would receive on an as-if converted basis. Diluted earnings per share is computed using the more dilutive of the two-class method or the if-converted method. Upon the consummation of the Company’s initial public offering on October 26, 2010, each Series B, Series C and Series D preference shares was automatically converted into ordinary shares. The two-class method of computing earnings per share ceased to apply on the conversion date.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa)	Recently issued accounting standards.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements” (previously EITF 08-1, Revenue Arrangements with Multiple Deliverables). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group does not believe this ASU will have an impact on its consolidated financial statements.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa)	Recently issued accounting standards (Continued)

In December 2010, the FASB issued ASU 2010-29, “Disclosures About Supplementary Pro Forma Information for Business Combinations.”.The ASU addresses differences in the ways entities have interpreted ASC 805’s requirements for disclosures about pro forma revenue and earnings in a business combination. The ASU clarifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In addition, the ASU expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The ASU is effective prospectively for business combinations whose acquisition date is at or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Group does not believe the adoption of this ASU would have an impact on its consolidated financial statements.

3.	SHORT-TERM INVESTMENT

The Company held a structured time deposit, categorized as a held-to-maturity short-term investment on December 31, 2009 and 2010. As of December 31, 2010, the deposit has accumulated interest receivable of $86,823 and matures on February 28, 2011.

The interest rate on the structured time deposit has a fixed component of 1.91% plus a variable component of up to an additional 1.54%, which is dependent upon the number of days during the interest period the three-month London Interbank Offered Rate (“LIBOR”) is within a specified range.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

4.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2009	2010
	$	$
Leasehold improvements	9,964,877	10,542,159
Office equipment	3,308,846	3,772,247
Furniture	1,132,849	2,919,835
Vehicles	451,318	601,776
Construction in progress	—	102,073

	14,857,890	17,938,090
Less: accumulated depreciation	(8,196,198)	(9,241,454)

	6,661,692	8,696,636

Depreciation expense was $1,358,761, $3,446,049 and $4,119,877 for the years ended December 31, 2008, 2009 and 2010, respectively.

5.	INTANGIBLE ASSETS, NET

	As of December 31,
	2009	2010
	$	$
Trademarks	25,000	25,000
Software	2,151,704	2,715,608
Less: accumulated amortization	(1,293,751)	(1,457,238)

	882,953	1,283,370

Amortization expense was $95,255, $152,449 and $348,650 for the years ended December 31, 2008, 2009 and 2010, respectively. The estimated amortization expense is $389,035, $350,694, $280,669, $207,673 and $55,299 for the years ending December 31, 2011, 2012, 2013, 2014 and 2015, respectively.

6.	ACCRUED EXPENSES

	As of December 31,
	2009	2010
	$	$
Accrued advertising expense	3,226,490	1,755,901
Accrued shipping and handling costs	1,300,835	1,462,694
Accrued payroll	1,515,468	2,115,378
Others	1,737,139	1,219,170

	7,779,932	6,553,143

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

7.	CONVERTIBLE NON-REDEEMABLE PREFERENCE SHARES

The Company issued the following convertible non-redeemable preference shares (collectively, the “Preference shares”):

Date	Series	Price/Share	Gross proceeds
December 1999	B	$3.17	$27,086,226
	C	$1.82	$2,250,000
March 2000	C-1	$4.89	$1,000,000
	D	$5.77	$10,000,000

The Preference Shares were initially entitled to a liquidation preference, payable upon a deemed liquidation event, equivalent to the initial purchase price. A deemed liquidation event includes the consolidation or the merger of the Group into or with another company in which there is a change in control, and the sale, lease, transfer or other disposition of all or substantially all of the assets of the Group. The Preference Shares were also convertible, at the option of the holder, into ordinary shares at a conversion rate equal to the initial purchase price per share.

In April, 2006, a restructuring occurred wherein the Preferred Shareholders received 150,000,000 ordinary shares in exchange for a $15 million reduction in the aggregate liquidation preference. As a result, the Preference Shares had a liquidation preference equivalent to approximately 62.8% of their initial purchase price. Further, the conversion price was reduced for the Series B, Series C, Series C-1 and Series D shares to $0.30, $0.17, $0.46 and $0.55, respectively.

The Preference Shares were entitled to dividends declared at the discretion of the directors of the Group. In addition, the Preference Shares contained provisions that did not permit payment of dividends to ordinary shareholders without first paying an undefined dividend to the Preferred Shareholders.

The Group considered the deemed liquidation event provisions to be an in-substance contingent redemption feature. As such, the Preference Shares have been classified as mezzanine equity as redemption is considered to be outside of the control of the Group and have been recorded at liquidation value.

Upon the initial public offering of the Group on October 26, 2010, the Preference Shares were converted to ordinary shares.

8.	REDEEMABLE NONCONTROLLING INTERESTS

The noncontrolling interests in Rampage Cayman contain contingent put options that give the holder the right to redeem the noncontrolling interests upon the occurrence of future events, such as a change of control in the Group, the Group’s successful initial public offering and certain performance targets for which the redemption amount is determined at the time of exercise of the put options. Upon the Group’s initial public offering, the holder signed an agreement not to exercise the put option until at least October 26, 2011. As it is probable that the noncontrolling interests will become redeemable, the Group has accreted changes in the redemption value of the noncontrolling interest over the period from IPO date to the earliest redemption date using interest method. As of December 31, 2010, the redemption value of the noncontrolling interests was $958,592.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

9.	SHARE-BASED COMPENSATION

2006 Stock Option Plan

In December 2006, the Board of Directors of the Group approved the 2006 Incentive Stock Option Plan (the “2006 Plan”). Options under the 2006 Plan may be granted for periods of up to ten years and at prices as determined by the Board of Directors. The vesting period of the options vary from nil to four years from the date of grant. The Board of Directors authorized a total of 63,456,083 ordinary shares for issuance under the 2006 Plan. As of December 31, 2010, no options to purchase ordinary shares were available for future grant, and options to purchase 19,240,253 ordinary shares were outstanding.

2008 Stock Option Plan

In January 2008, the Board of Directors of the Group approved the 2008 Stock Option Plan (the “2008 Plan”). Options under the 2008 Plan may be granted for periods of up to ten years and at prices as determined by the Board of Directors. The Board of directors authorized a total of 57,370,401 of ordinary shares for issuance under the 2008 Plan. As of December 31, 2010, options to purchase 2,950,158 ordinary shares were available for future grant, and options to purchase 54,420,243 ordinary shares were outstanding.

2011 Share Incentive Plan

In October 2010, the Board of Directors of the Group approved the 2011 Share Incentive Plan (the “2011 Plan”). The maximum number of shares which may be issued pursuant to all awards under the 2011 Plan is 25,358,047. As of December 31, 2010, no options have been granted under the 2011 Plan.

The fair value of each option and share grant are estimated on the date of grant using the Black-Scholes option pricing model with the assumptions noted below. Expected volatilities are based on the average volatility of comparable companies with the time period commensurate with the expected time period of the options. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the yield of the Chinese Sovereign Bond denominated in US dollar.

	2008	2009	2010
Average risk-free rate of return	4.28%	2.04% – 2.84%	2.68%
Expected term	5.88 years	5.88 years	5.88 years
Volatility rate	47%	56.99% – 59.54%	59.05%
Expected dividend yield	—	—	—

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

9.	SHARE-BASED COMPENSATION (Continued)

A summary of the stock option activity is as follows:

	Shares	Weighted- average exercise price	Weighted- average remaining contractual life	Aggregate intrinsic value

Options outstanding at January 1, 2010	80,459,915	$0.25
Granted	1,000,000	$1.14
Forfeited	(3,950,158)	$0.26
Exercised	(3,849,261)	$0.14

Options outstanding at December 31, 2010	73,660,496	$0.28	7.7	57,787,348

Options vested or expected to vest	71,464,963	$0.28	7.7	55,997,045

Options exercisable	54,633,508	$0.27	7.5	43,083,994

The weighted average grant date fair value of options granted during the years ended December 31, 2008, 2009 and 2010 was $0.15, $0.13 and $1.00, respectively.

Options deemed exercised in 2010 reflect an exercise that took place in April 2008, wherein an employee of the Group, who has since resigned, exercised 3,849,261 options for $556,988, which was financed by the Group utilizing a non-recourse note. The note did not bear interest and was payable upon the Group’s initial public offering. The Group accounted for the initial option exercise as a modification of the award with immaterial incremental fair value and continued to account for the award as an outstanding option. The note was paid in November 2010 and was therefore reflected as an option exercise during 2010.

For the years ended December 31, 2008, 2009 and 2010, the Group recorded share-based compensation expense of $1,686,000, $2,640,945 and $3,345,896, respectively. As of December 31, 2010, there was $3,196,357 of total unrecognized compensation cost related to non-vested share-based compensation awards, which is expected to be recognized over a weighted-average period of 1.77 years.

The total intrinsic value of options exercised for the years ended December 31, 2008, 2009 and 2010 was $858,243, $nil and $3,517,730 respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

10.	EMPLOYEE RETIREMENT BENEFIT

Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits was $1,773,166, $2,806,064 and $4,940,106 for the years ended December 31, 2008, 2009 and 2010, respectively.

11.	DISTRIBUTION OF PROFIT

Pursuant to laws applicable to entities incorporated in the PRC, the PRC subsidiaries are prohibited from distributing their statutory capital and are required to appropriate from PRC GAAP profit after tax to other non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation at 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the appropriation to the other fund are at the discretion of the subsidiaries.

The general reserve is used to offset future extraordinary losses. A subsidiary may, upon a resolution passed by the shareholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employees of the subsidiary. The enterprise expansion reserve is for the expansion of the subsidiary’s operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law, and are not distributable as cash dividends to the Group.

Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. The restricted amount was $55,464,310 as of December 31, 2010.

12.	INCOME TAX EXPENSE

Income tax expense is comprised of:

	2008	2009	2010
	$	$	$
Current tax	1,561,868	2,807,923	2,196,635
Deferred tax	(286,716)	(885,805)	(1,238,987)

	1,275,152	1,922,118	957,648

Cayman Islands

Under the current laws of the Cayman Islands, Mecox Lane Limited, eMecoxlane, Clarence and Rampage Cayman are not subject to tax on income or capital gains.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

12.	INCOME TAX EXPENSE (Continued)

PRC

On March 16, 2007, the National People’s Congress of China enacted a new Corporate Income Tax Law (“New Tax Law”) which became effective on January 1, 2008. Under the New Tax Law, domestically-owned enterprises and Foreign Investment Enterprise (“FIE”) are subject to a uniform tax rate of 25%. While the New Tax Law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, regardless of whether these are domestically-owned enterprises or FIEs. Mecox Lane Mailorder, Mai Wang Trading and Xian Ni were registered in Pudong New District, Shanghai, PRC and were subject to a 15% tax rate pursuant to the local tax preferential arrangement. The New Tax Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the New Tax Law and which are entitled to a preferential lower tax rate under the existing effective tax laws or regulations. The tax rate of such enterprises will transition to the uniform tax rate over a five-year transition period. Therefore, Mecox Lane Mailorder, Mai Wan Trading and Xian Ni will be subject to a preferential income tax rate of 18%, 20%, 22%, 24% and 25% for the five years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively.

Mai Wang Information was granted “qualified software company” status under the New Tax Law in March 2009 and thus enjoys 0% tax rate for 2009 and 2010 and will enjoy a 50% reduction off the tax rate from 2011 through 2013 based on the transitional rule under the New Law.

The other subsidiaries or VIEs are subject to the uniform tax rate of 25%, effective January 1, 2008.

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized benefits associated with the tax positions. At December 31 2008, 2009 and 2010, the amounts of gross unrecognized tax benefits were zero. The group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 ($15,100) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2006 through 2010 on non-transfer pricing matters, and from 2001 through 2010 on transfer pricing matters.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

12.	INCOME TAX EXPENSE (Continued)

PRC (Continued)

The following table sets forth the effects of the tax holidays granted to Mai Wang Information for the periods presented:

	2008	2009	2010
Tax holiday effect	$—	$414,959	$117,505
Net income per share effect—basic	$—	$0.00-	$0.00-
Net income per share effect—diluted	$—	$0.00-	$0.00-

The principal components of deferred tax assets are as follows:

	As of December 31,
	2009	2010
	$	$
Deferred tax assets:
Net operating loss carryforwards	108,902	1,342,482
Allowances and reserves	90,035	201,687
Accrued expenses	1,594,975	1,544,058
Others	16,506	19,414

	1,810,418	3,107,641
Less: valuation allowance	(105,636)	(163,872)

Total deferred tax assets	1,704,782	2,943,769

Analysis as:
Current	1,586,694	1,672,078
Non-Current	118,088	1,271,691

Total deferred tax assets	1,704,782	2,943,769

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. The Group has considered the following possible sources of taxable income when assessing the realization of deferred tax assets:

•	Tax planning strategies;

•	Future reversals of existing taxable temporary differences;

•	Further taxable income exclusive of reversing temporary differences and carryforwards;

As a result, the Group has recognized a valuation allowance against tax loss carry forwards of $105,636 and $163,872 at December 31, 2009 and 2010, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

12.	INCOME TAX EXPENSE (Continued)

PRC (Continued)

Reconciliation between the income tax expense computed by applying the PRC statutory corporate income tax rate to income before income taxes and the actual income tax expense is as follows:

	2008	2009	2010
PRC corporate income tax	25.0%	25.0%	25.0%
Expense not deductible for tax purposes	1.2%	0.7%	0.3%
Effect of change in valuation allowance	3.8%	(2.6)%	2.6%
Effect of difference in reversal rate	(0.6)%	0.0%	(2.8)%
Effect of reduced tax rate	(11.3)%	(5.3)%	(4.5)%
Effect of different tax rate of group entities in other jurisdiction	8.3%	1.5%	(1.0)%
Others	—	1.7%	(1.9)%

	26.4%	21.0%	17.7%

13.	EARNINGS PER SHARE

Basic and diluted net income attributable to the Company’s preferred and ordinary shareholders per share have been calculated for the years ended December 31, 2008, 2009 and 2010 as follows:

	2008	2009	2010
Numerator:
Net income allocated to ordinary shareholders—basic	$2,212,898	$4,497,616	$2,499,326
Net income allocated to preferred shareholders	$1,338,984	$2,714,605	$1,931,283

Net income available to Mecox Lane Limited shareholders—diluted	$3,551,882	$7,212,221	$4,430,609

Denominator:
Weighted average ordinary shares—basic	204,866,943	205,381,732	242,026,404
—weighted average preference shares	123,961,260	123,961,260	101,206,727
—dilutive effect of share options	2,181,472	2,950,308	53,640,033

Weighted average ordinary shares—diluted	331,009,675	332,293,300	396,873,164

Basic earnings per ordinary share	$0.01	$0.02	$0.01

Diluted earnings per ordinary share	$0.01	$0.02	$0.01

For the years ended December 31, 2008, 2009, and 2010, the Group had 34,750,000, 32,700,000 and 1,000,000 of share options which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

14.	SEGMENT REPORTING

The Group has three major product distribution channels, online platform, company-owned stores and franchised stores, which constitute three operating segments. The Group’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results of these three channels to make decisions about allocating resources and assessing performance for the entire Group. Hence, the Group operates and manages its business in three reportable segments. The Group does not allocate expenses below segment gross profit since these three channels share the same executive team, logistics center, occupancy expenses, marketing department, information technology infrastructures, human resources & finance department.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

14.	SEGMENT REPORTING (Continued)

Net revenues, cost of goods sold and gross profit attributable to the different segments are as follows:

	Online platform	Company- owned Stores	Franchised Stores	Total
	$	$	$	$
2008
Revenues	92,437,931	13,914,859	1,174,284	107,527,074
Cost of goods sold (excluding depreciation and amortization)	51,610,434	6,172,387	696,177	58,478,998

Gross Profit	40,827,497	7,742,472	478,107	49,048,076

Selling, general and administrative expenses				43,299,922
Depreciation and amortization				1,454,016
Other income, net				(23,431)

Income from operations				4,317,569
Interest income				509,465

Income before income taxes and noncontrolling interests				4,827,034

2009
Revenues	129,362,292	37,387,809	10,939,090	177,689,191
Cost of goods sold (excluding depreciation and amortization)	74,490,208	16,055,383	6,511,990	97,057,581

Gross Profit	54,872,084	21,332,426	4,427,100	80,631,610

Selling, general and administrative expenses				68,504,581
Depreciation and amortization				3,598,498
Other income, net				(254,312)

Income from operations				8,782,843
Interest income				351,496

Income before income taxes and noncontrolling interests				9,134,339

2010
Revenues	178,768,558	30,709,926	18,062,814	227,541,298
Cost of goods sold (excluding depreciation and amortization)	107,388,996	13,521,818	11,730,807	132,641,621

Gross Profit	71,379,562	17,188,108	6,332,007	94,899,677

Selling, general and administrative expenses				86,244,899
Depreciation and amortization				4,468,527
Other income, net				(774,986)

Income from operations				4,961,237
Interest income				440,875

Income before income taxes and noncontrolling interests				5,402,112

(1)	Segment cost of goods sold and gross profit reviewed by the chief operating decision maker excludes depreciation and amortization.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

14.	SEGMENT REPORTING (Continued)

The Group’s net revenues are all generated from customers in the PRC. Accordingly, no geographical segments are presented. Net revenues by each group of similar products are as follows:

	For the years ended December 31,
	2008	2009	2010
	$	$	$
Apparel and accessories	67,028,864	123,177,956	167,726,656
Home products	16,506,329	22,283,865	25,523,853
Healthcare products	20,266,984	24,665,629	33,818,003
Others	3,724,897	7,561,741	472,786

Total net revenues	107,527,074	177,689,191	227,541,298

The Group’s revenues and cost of goods sold related to its sales to franchisees are as follows:

	For the years ended December 31,
	2008	2009	2010
	$	$	$
Revenue	1,174,284	10,939,090	18,062,814
Cost of goods sold (excluding depreciation and amortization)	696,177	6,511,990	11,730,807

Gross profit	478,107	4,427,100	6,332,007

The Group operates in PRC and substantially all of the Group’s long-lived assets are located in the PRC.

The Group’s CODM does not review asset information by reportable segment.

15.	RELATED PARTY TRANSACTIONS

For the years ended December 31, 2008, 2009 and 2010, the Group recorded advertising expense of $nil, $182,986 and $288,836, respectively, for services received from Allyes Information Technology Ltd. (“Allyes”), an affiliate of which Neil Shen, the Group’s chairman of the board is a director. Allyes is no longer an affiliate of Mr. Shen after Mr. Shen ceased to be a director of it in August 2010. The amount due to Allyes was $nil, $175,741 and $8,529 as of December 31, 2008, 2009, and 2010, respectively.

In April 2008, the Group granted a loan of $556,988 to HiVentures Holdings Co., Ltd., a British Virgin Islands company controlled by Mr. Shiqin Zhao, former chief financial officer of the Group, in connection with the exercise of options by Mr. Zhao. The loan is due eight business days after the first day following an initial public offering on which the disposition of his shares on the public securities market is not subject to a regulatory or contractual restriction. The loan was repaid in November 2010.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except number of shares)

16.	COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group has operating lease agreements for company-owned stores, warehouses and offices. Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2010 are as follows:

Years ending:	$
2011	5,744,016
2012	3,004,820
2013	1,632,660
2014	186,761
2015	4,530

10,572,787

The Group is obligated to pay additional rentals that are contingent on the sales of certain of its retail stores. Such rentals are expensed as incurred and have not been included above as such amounts cannot be determined until the contingencies have been resolved. Rental expenses were $4,198,749, $9,671,288 and $10,137,032 for the years ended December 31, 2008, 2009 and 2010, respectively, of which $771,122, $1,620,845 and $1,224,443 were contingent rentals, respectively.

Capital commitment

As of December 31, 2010, the Group had contracted for capital expenditures of $31,221,460. Such amounts are expected to be incurred during the year ended December 31, 2011.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on its business or financial condition.

In December 2010, at least one purported class action complaint was filed by individual shareholders in the United States alleging violations by the Group and certain of its officers and directors of the U.S. Securities Act of 1933 in connection with the Company’s initial public offering in October 2010. Neither the Group nor any of its officers or directors has yet been served with a copy of any complaint. The Group believes the complaint it has been made aware of lacks any merit and the Group and its directors and officers intend to defend themselves vigorously. As such, the Group believes a loss is remote and therefore did not accrue any contingent liability as of December 31, 2010.

Additional Information—Financial Statement Schedule 1

MECOX LANE LIMITED

These financial statements have been prepared in conformity with accounting principles generally accepted in the

United States of America

Financial Information of Parent Company

BALANCE SHEETS

(In U.S. Dollars except share data)

	December 31,
	2009	2010
	$	$
Assets
Current asset:
Cash and cash equivalents	189,939	71,002,275
Amounts due from subsidiaries and affiliates	4,022,959	383,536
Other receivables	—	101,933

Total current assets	4,212,898	71,487,744
Investments in subsidiaries and affiliates	21,193,897	64,149,471

Total assets	25,406,795	135,637,215

Liabilities mezzanine equity and equity (deficits)
Current liabilities:
Accrued expenses and other current liabilities	219,676	90,925

Mezzanine equity:
Non-Redeemable Preference Share
Series B preference shares ($0.0001 par value; 8,600,000 shares authorized; 8,551,400 shares issued and outstanding as of December 31, 2009 and nil as of December 31, 2010)	18,476,503	—
Series C preference shares ($0.0001 par value; 1,450,000 shares authorized; 1,441,024 shares issued and outstanding as of December 31, 2009 and nil as of December 31, 2010)	3,113,535	—
Series D preference shares ($0.0001 par value; 1,750,000 shares authorized; 1,733,832 shares issued and outstanding as of December 31, 2009 and nil as of December 31, 2010)	3,764,188	—

Equity (deficit)
Ordinary shares ($0.0001 par value; 390,000,000 and 10,000,000,000 shares authorized, 209,230,993 and 405,192,257 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	20,923	40,519
Additional paid-in capital	29,116,169	159,437,097
Accumulated deficit	(30,654,082)	(26,223,473)
Accumulated other comprehensive income	1,349,883	2,292,147

Total equity (deficit)	(167,107)	135,546,290

Total liabilities, mezzanine equity and equity	25,406,795	135,637,215

Financial Information of Parent Company

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. Dollars)

	2008	2009	2010
	$	$	$
Operating income (expense):
Royalty income from affiliates	—	5,428,013	4,745,895

General and administrative expense	2,058,893	4,252,893	6,596,081

Operating income (loss)	(2,058,893)	1,175,120	(1,850,186)
Interest income	83	39	110,383

Equity in earnings of equity method investees	5,610,692	6,037,062	6,170,412

Net income	3,551,882	7,212,221	4,430,609

Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. Dollars)

	2008	2009	2010
	$	$	$
Cash flows from operating activities:
Net income	3,551,882	7,212,221	4,430,609
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Share-based compensation	1,686,000	2,640,945	3,345,896
Equity in earnings of subsidiaries	(5,610,692)	(6,037,062)	(6,170,412)
Changes in operating assets and liabilities:
Amount due from subsidiaries and affiliates	—	(4,022,959)	3,639,423
Other receivables	—	—	(101,933)
Accrued expenses and other current liabilities	(374,835)	199,036	(128,751)

Net cash provided (used) by operating activities	(747,645)	(7,819)	5,014,832

Cash flows from investing activities:
Investment in subsidiaries and affiliates	(200,000)	—	(36,893,157)

Net cash used in investing activities	(200,000)	—	(36,893,157)

Cash flows from financing activities
Gross proceeds from issuance of ordinary shares from initial public offering	—	—	105,229,853
Offering expense incurred	—	—	(3,096,180)
Proceeds from exercise of stock options	32,012	—	—
Collection of note receivable from option exercise	—	—	556,988

Net cash provided by financing activities	32,012	—	102,690,661

Net increase (decrease) in cash and cash equivalents	(915,633)	(7,819)	70,812,336

Cash and cash equivalents at beginning of year	1,113,391	197,758	189,939

Cash and cash equivalents at end of year	197,758	189,939	71,002,275

Non-cash financing activities:

Deferred initial public offering cost	—	—	(493,271)

NOTE TO SCHEDULE 1

1)	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e) (3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2010, $55,464,310 was not available for distribution and, as such, the condensed financial information of the Company has been presented for the period ended December 31, 2010.

2)	Royalty income from affiliates represents fees from equity method investees which are eliminated in the Group’s consolidated financial statements.