Form 20-F
period 2011-12-31
Mecox Lane Ltd
filed 2012-04-18
CIK 1501775

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-34904

Mecox Lane Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

(Address of principal executive offices)

Paul Bang Zhang Chief Financial Officer 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road Shanghai 200233, People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each	NASDAQ Global Market
representing seven ordinary shares, par value $0.0001 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

405,192,227 ordinary shares, par value $0.0001 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this annual report on Form 20-F is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

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

•                  “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•                  “Greater China area” refers to the PRC, Taiwan, Hong Kong and Macau;

•                  “shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;

•                  “ADSs” refers to our American depositary shares, each of which represents seven ordinary shares;

•                  “fast fashion” refers to the quick roll-out of new designs, generally fewer than six weeks from design to sale;

•                  “comparable store sales” are reported based on net revenues, and stores are included in comparable store sales beginning on the first anniversary of their first day of operation. Changes in comparable store sales between two periods are based on net revenues of stores that were in operation during both of the periods being compared.  If a store is included in the calculation of comparable store sales for only a portion of one of the periods being compared, then that store is included in the calculation for only the comparable portion of the other period. Our competitors and other apparel merchants may calculate comparable or same store sales differently. As a result, data in this annual report regarding our comparable store net revenues may not be comparable to similar data made available by our competitors or other apparel and accessories merchants; and

•                  all references to “RMB” or “Renminbi” are to the legal currency of China; and all references to “$,” “US$” and “U.S. dollars” are to the legal currency of the United States.

Our financial statements are expressed in the U.S. dollar, our reporting and functional currency. However, a majority of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in Renminbi, the legal currency of China. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our consolidated financial statements, all translations from Renminbi to U.S. dollars were made at the noon buying rate in effect on December 30, 2011 as set forth in the H.10 Statistical Release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2939 to $1.00, the noon buying rate in effect as of December 30, 2011. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On the latest practicable date, the noon buying rate was RMB6.3022 to $1.00.

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011, and consolidated balance sheet as of December 31, 2010 and 2011.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

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

This annual report also contains data related to the e-commerce and apparel and accessories industry in China, which include projections based on a number of assumptions. These market data include market data from (i) a report commissioned by us and prepared by iResearch, an independent research and advisory firm, and (ii) China Internet Network Information Center, or CNNIC. The e-commerce and apparel and accessories industry in China may not grow at the rates projected by the market data, or at all. The failure of the markets to grow at projected rates may materially adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and our management cannot predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

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

We derived the following selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements, included elsewhere in this annual report. We derived selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and consolidated balance sheet data as of December 31, 2007, 2008 and 2009 from our audited consolidated financial statements that are not included in this annual report. We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results we expect to achieve in any future period.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues:
Internet Platform	15,024	27,323	51,525	108,157	118,502
Call Center	41,544	65,115	77,837	70,611	52,784
Directly operated stores	4,786	13,915	37,388	30,710	25,770
Franchised stores	5	1,174	10,939	18,063	20,838
Total net revenues	61,359	107,527	177,689	227,541	217,894
Cost of goods sold (excluding depreciation and amortization)
Internet platform	8,717	16,775	32,136	71,444	92,688
Call center	22,721	34,835	42,354	35,945	24,400
Directly operated stores	2,007	6,173	16,055	13,522	12,914
Franchised stores	4	696	6,512	11,731	14,737
Total cost of goods sold (excluding depreciation and amortization)	33,449	58,479	97,057	132,642	144,739
Operating expenses:
Selling, general and administrative expenses	23,124	43,300	68,505	86,245	104,534
Depreciation and amortization	559	1,454	3,598	4,468	4,411
Other operating income, net	(177)	(23)	(254)	(775)	(933)
Total operating expenses	23,506	44,731	71,849	89,938	108,012

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of $, except share, per share and per ADS data)
Income (loss) from operations	4,404	4,317	8,783	4,961	(34,857)
Interest income	103	510	351	441	2,231
Other income, net	—	—	—	—	2,307
Income (loss) before income taxes and noncontrolling interests	4,507	4,827	9,134	5,402	(30,319)
Income tax expense	395	1,275	1,922	958	2,944
Net income (loss)	4,112	3,552	7,212	4,444	(33,263)
Accretion of noncontrolling interest	—	—	—	—	257
Net income (loss) attributable to noncontrolling interests	—	—	—	14	(296)
Net income (loss) attributable to Mecox Lane Limited shareholders	4,112	3,552	7,212	4,430	(33,224)

Earnings (loss) per ordinary share:
Basic	$0.01	$0.01	$0.02	$0.01	$(0.08)
Diluted	$0.01	$0.01	$0.02	$0.01	$(0.08)
Earning (loss) per ADS:
Basic	$0.10	$0.08	$0.15	$0.07	$(0.57)
Diluted	$0.08	$0.08	$0.15	$0.06	$(0.57)
Weighted average ordinary shares used in per share calculation:
Basic	165,338,144	204,866,943	205,381,732	242,026,404	405,192,243
Diluted	329,055,611	331,009,675	332,293,300	396,873,164	405,192,243
Weighted average ADS used in per share calculation:
Basic	23,619,734	29,266,706	29,340,247	34,575,201	57,884,606
Diluted	47,007,944	47,287,096	47,470,471	56,696,166	57,884,606
Other Financial Data:
Adjusted net income (loss) (1)	4,414	5,238	9,853	7,790	(28,909)

(1)          We define adjusted net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review adjusted net income (loss) together with net income (loss) to better understand our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income (loss) is that it does not include all items that impact our net income (loss) for the relevant period. In addition, because adjusted net income (loss) is not calculated in the same manner by all companies, it may not be comparable to similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of adjusted net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of $)
Net income (loss)	4,112	3,552	7,212	4,444	(33,263)
Add back: share-based compensation expenses	302	1,686	2,641	3,346	4,354
Adjusted net income (loss)	4,414	5,238	9,853	7,790	(28,909)

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	14,512	10,136	18,758	86,012	40,098
Total assets	23,626	38,450	63,068	177,944	155,505
Total liabilities	14,131	23,036	37,756	42,259	44,804
Mezzanine equity:
Series B convertible non-redeemable preferred shares	18,477	18,477	18,477	—	—
Series C convertible non-redeemable preferred shares	3,114	3,114	3,114	—	—
Series D convertible non-redeemable preferred shares	3,764	3,764	3,764	—	—
Redeemable noncontrolling interests	—	—	25	39	—
Ordinary shares	20	21	21	41	41
Additional paid-in capital	24,758	26,475	29,116	159,437	163,806
Accumulated deficit	(41,418)	(37,866)	(30,654)	(26,223)	(59,447)
Total equity (deficit)	(15,859)	(9,940)	(67)	135,646	110,701
Total liabilities, mezzanine equity and equity (deficit)	23,626	38,450	63,068	177,944	155,505

Exchange Rate Information

Our financial statements are expressed in the U.S. dollar, our reporting and functional currency. However, a majority of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in Renminbi, the legal currency of China. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our consolidated financial statements, all translations from Renminbi to U.S. dollars were made at the noon buying rate in effect on December 30, 2011 as set forth in the H.10 Statistical Release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2939 to $1.00, the noon buying rate in effect as of December 30, 2011. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On the latest practicable date, the noon buying rate was RMB6.3022 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6017	6.2939
2011

October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012

January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.3000	6.3120	6.2935
March	6.2975	6.3132	6.3315	6.2975
April (through April 13, 2012)	6.3022	6.3048	6.3123	6.2975

Source: Federal Reserve Bank of New York and Federal Reserve Statistical Release

(1)                   Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.                                                  Capitalization and Indebtedness

Not Applicable.

C.                                                  Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                                 Risk Factors

Risks Related to Our Business

We face uncertainties regarding the growth of B2C e-commerce and market acceptance of our Internet platform, which could adversely affect our revenues and business prospects.

B2C e-commerce, from which we derive a significant portion of our revenues, is a relatively new and evolving industry and concept. The level of demand and market acceptance of our Internet platform are subject to a high degree of uncertainty. Our operating results will depend on numerous factors beyond our control. These factors include:

•                   the growth of personal computer, Internet, broadband, mobile and other telephone users and penetration in China, and the rates of such growth;

•                   whether the B2C e-commerce and Internet platform, particularly in China, continues to grow and the rate of any such growth;

•                   general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•                   changes in customer demographics and public tastes and preferences; and

•                   the popularity and prices of products that we and our competitors launch and distribute.

A decline in the popularity of online sales in general, or the e-commerce website and call centers that we operate, will adversely affect our revenues and business prospects.

We incurred net loss in 2011 and may continue to incur losses in the future

In 2011, we incurred net loss of $33.3 million, compared to net income of $7.2 million and $4.4 million in 2009 and 2010, respectively. We cannot assure you that we will not continue to incur net losses in the future or that there will not be declines in our revenues in future periods. Our net revenues decreased in 2011 compared to 2010, primarily due to a decrease in net revenues from our call center. Our ability to become profitable again depends on our ability to increase net revenues, and control our cost of revenues and operating expenses. If we fail to increase revenues at the rate we anticipate or if our costs and operating expenses increase without a commensurate increase in our revenues, our business, financial condition and results of operations will be adversely affected.

Rapid changes in fashion trends, customer preferences and spending patterns may affect our sales and operating results.

Our success principally depends upon our ability to gauge the fashion tastes of our customers and to provide merchandise that satisfies customer demand in a timely manner. The affected apparel and accessories retail business fluctuates according to changes in customer preferences dictated, in part, by fashion and season. The demand for home products, beauty and healthcare products and other products that we offer also fluctuates according to changes in customer preferences and market trends. Some of our past products have not been well received by our customer base. To the extent we misjudge the market for our merchandise or the products suitable for the Chinese market, our sales will be adversely affected and the markdowns required to move the resulting excess inventory will adversely affect our operating results.

We operate in a highly competitive industry and our business depends on consumer spending patterns. If we cannot compete successfully or our customers reduce their spending on our products, we may lose our market share and our revenues could decline.

We derive a majority of our revenues from selling apparel and accessories primarily to young urban female customers. The e-commerce market is highly competitive in China. We compete with other B2C or C2C e-commerce operators that market lines of merchandise similar to what we offer, department stores and other international or domestic store-based fashion retailers and apparel companies that distribute branded apparel and accessories through non-proprietary retail or department stores. We face a variety of competitive challenges including:

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

Our business is sensitive to a number of factors that influence consumer spending levels, including recession, unemployment, disposable income levels, demographic changes to our targeted customer segments, consumer debt and consumer confidence. Consumer spending on apparel and accessories may not grow as we expected, or at all. Declines in consumer confidence and spending on apparel and accessories could materially adversely affect our operating results.

We have a limited history operating our sales channels, which may make it difficult for you to evaluate our business and prospects.

We have a limited history operating all of our current sales channels upon which you can evaluate the viability and sustainability of our business. We may not be able to achieve similar results or growth in future periods. You should not rely on our results of operations for any prior periods as an indication of our future performance. In addition, we may not have sufficient experience to address the risks frequently encountered by companies operating in new and rapidly evolving markets, including the online sales market. We may not be able to successfully address these risks and difficulties, which could materially harm our business, financial condition and results of operations.

We have granted an option of unlimited duration to ICL-Rampage Limited to require us to purchase ICL-Rampage Limited’s 20% minority interest in our subsidiary, Rampage China Limited. We are not able to determine the price that we may be obligated to pay under this option, and the amount may be beyond our ability to pay. Even if we are able to meet our obligation under the option, the payment to ICL-Rampage Limited may materially adversely affect our results of operations, our liquidity and the value of your investment in our ADSs or ordinary shares.

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

Pursuant to the shareholders’ agreement, ICL-Rampage Limited has the option to require us to purchase any or all of its shares in Rampage Cayman. This option will be exercisable at any time, though ICL-Rampage Limited has agreed not to exercise it for a period of one year immediately following the closing of our initial public offering, and the option has no termination date. The price that we would be required to pay to ICL-Rampage Limited would be determined by the following formula:

price = (our market capitalization) ÷ (our net income for the most recent full financial year) × (the net income of Rampage Cayman for the most recent full financial year) × (percentage of Rampage Cayman equity we are required to purchase) × 0.75

Our market capitalization would be equal to the number of ordinary shares that we have outstanding times the price per ordinary share, with the price per ordinary share based on the average closing price for our ADSs for the 20 business days immediately prior to ICL-Rampage Limited’s delivery of an option exercise notice to us. Our net income and Rampage Cayman’s net income would each be based on our respective audited annual financial statements.

As of the date of this annual report, we do not believe the purchase obligation amount is material if ICL-

Rampage Limited currently exercises the option. However, since we are not able to predict our future share price or market capitalization, or our net income or Rampage Cayman’s net income for future years, we are not able to determine the price we may be obligated to pay pursuant to ICL-Rampage Limited’s option under the shareholders’ agreement. Although we consolidate the results of Rampage Cayman, it is possible for Rampage Cayman to have a net income equal to or greater than our consolidated net income in any year in the future, so the price could be a significant percentage of our market capitalization or even greater. If we are unable to meet our obligation under the option, ICL-Rampage Limited may have the right to force us into liquidation, in which case you will lose a portion or all of the value of your investment. Even if we are able to meet our obligation under the option, the payment to ICL-Rampage Limited may materially adversely affect our results of operations, our liquidity and the value of your investment in our ADSs or ordinary shares.

Furthermore, ICL-Rampage Limited will have the right to reacquire the trademarks it assigned to Rampage Cayman, for nominal consideration, if (i) we fail to make a US$10 million loan to Rampage Cayman or (ii) Rampage Cayman fails to achieve annual gross revenues of RMB400.0 million (US$63.6 million), in each case by the fifth anniversary of the date of the shareholders’ agreement. See Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions.” Our business and results of operations may be adversely affected if we lose the right to our Rampage trademarks.

We may not be able to manage the physical store network effectively and our revenues and business prospects may be adversely affected as a result.

As of December 31, 2011, we had 400 stores in 146 cities in China. We plan to continue to explore various strategic options regarding our store-based retail operations. We may not be able to successfully and effectively manage our physical store network. If we do not successfully manage our store network, our operating costs may increase and our sales and financial results may be adversely affected. In addition, an economic downturn, which may adversely affect the profitability of our stores, could result in longer lead-time for new stores to reach optimal operating levels.

In addition, we incur costs and expenses when opening a new store. For our directly operated stores, we will incur rent, employee expenses, the costs of leasehold improvements and store fixtures. For our franchised stores, we will incur expenses relating to our provision of certain leasehold improvements, store fixtures and lightings to our franchisees. We record expenses relating to our provision of certain leasehold improvements for franchised stores when these expenses are incurred. The effect of store openings could potentially adversely affect our profitability.

We have limited experience with franchising arrangements, and our efforts to expand across China through franchising arrangements may not be successful and could impair the value of our brands and our results of operation.

As of December 31, 2011, we had entered into franchise agreements with franchisees to operate 282 stores across China. Under these agreements, third parties operate, or will operate, stores that sell apparel and accessories purchased from us under our Euromoda and Rampage brands. Prior to 2007, we had no experience operating through franchising arrangements, and we can provide no assurance that these arrangements will be successful. We plan to increase these types of arrangements to expand into less developed markets in China. The effect of these arrangements on our business and results of operations is uncertain and depends upon various factors, including the demand for our products in new local markets and our ability to successfully identify and work with appropriate third parties to act as franchisees. In addition, these franchisees may not be able to meet their projections regarding store openings, sales and other aspects of franchising arrangements. Moreover, to the extent that these franchisees do not operate their stores in a manner consistent with our requirements regarding our brands and customer service standards, the value of our brands could suffer. Failure to protect the value of our brands or any other harmful acts or omissions by a franchisee could adversely affect our results of operations and our reputation.

In addition, because we have limited contact with our end customers in local markets covered by franchised stores, we rely substantially on our franchisees to gauge market demand. As such, we have little or no ability to independently predict sales or market demand, and it remains difficult for us, or our investors, to assess our prospective financial and operational performance in these local markets. Any failure to accurately predict demand by our franchisees in the local markets in which we offer products would adversely affect our results of operations and business.

We rely significantly on the proper operation and maintenance of our e-commerce website M18.com, and any capacity constraints or operating interruptions for any extended period may adversely impact our B2C e-commerce business.

One of our key strategies is to generate a high volume of traffic and orders on our M18.com site. Accordingly, the satisfactory performance, reliability and availability of the M18.com site, transaction-processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and maintain adequate customer service levels. Our revenues depend on the number of visitors who shop on the M18.com site and the volume of orders we fulfill. Any failure to maintain the satisfactory performance, reliability, security and availability of our network and computer infrastructure may significantly harm our reputation and our ability to attract and maintain Internet customers. From time to time in past years, our Internet customers in certain locations could not gain access to our M18.com site for a period of time lasting from several minutes to several hours, due to server interruptions, power shutdowns, Internet connection problems or other reasons. Any server interruptions, break-downs or system failures, including failures attributable to events that could result in a sustained shutdown of all or a material portion of our M18.com site, could reduce sales volumes and the attractiveness of our products. In addition, any substantial increase in the volume of traffic on the M18.com site or the number of orders placed by customers will require us to expand and upgrade our technology, transaction-processing systems and network infrastructure. We may not be able to accurately project the rate or timing of increases, if any, in the use of our M18.com site or timely expand and upgrade our systems and infrastructure to accommodate such increases.

Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and similar events. We maintain limited insurance policies covering losses relating to our network systems. As a result, any operation interruptions for any expended period not covered by our insurance may adversely impact our revenues and results of operations.

E-commerce security risks, such as breaches of security for confidential transactional information, may adversely impact our business, prospects, financial condition and results of operations.

A significant barrier to e-commerce and communications is the secure transmission of confidential information over public networks. We rely on self-developed encryption and authentication technology to secure transmission of confidential information, such as customer names, addresses and credit card numbers. We generate a portion of our Internet selling revenues from sales through third-party online payment platforms. In such transactions, secured transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks, in some cases including our e-commerce website, is essential to maintain consumer confidence. We do not control the security measures of third-party online payment service providers. While we have not experienced any breach of our security measures to date, there can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by us or third-party service providers to protect customer transaction data.  Any such compromise of our or such third-party service providers’ security could materially adversely affect our reputation, business, prospects, financial condition and results of operations. A party who circumvents these security measures could misappropriate proprietary information or interrupt our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services, including our e-commerce websites as a means of conducting commercial transactions. To the extent that activities of our company or third-party service providers involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to potential losses, litigation or liability. Our or third-party service providers’ security measures may not prevent security breaches, and failure to prevent such security breaches could materially adversely affect our business, prospects, financial condition and results of operations.

We rely on proper operation and maintenance of our management information system. Any malfunction for any extended periods may adversely impact our operational efficiency.

Our management information system, together with our experience and knowledge in our field, is a critical aspect of our capabilities in operating our business. Our e-commerce, call center and physical store operations rely on the sustained proper operation of our management information system. Our management information system provides a database of information and information gathering and management capabilities regarding customer information, sales records, inventory levels and various other facets of our business to assist management and help ensure effective communication among various branches and stores. We cannot assure you that our management information system will operate properly or without interruption. Any malfunction in any part or all of our management information system for a prolonged period may cause operating delays or impairment of our overall business efficiency. We also cannot ensure that the level of security currently maintained will be sufficient to protect the system from third-party intrusions, viruses, lost or stolen data or similar situations.

In addition, as one of our growth and development strategies in the next few years, we plan to upgrade and improve our management information system. Interruptions to our management information system during the upgrades may occur, and a new management information system may not integrate fully with our existing information system. If our management information system does not function properly, unanticipated system disruptions and slower response times could result, affecting data transmission and materially adversely affecting our business and results of operations.

We depend on positive public recognition of our brands. Failure to effectively promote or develop our brands could materially adversely affect our sales and profits.

We generate a significant portion of our total net revenues from sales of our Euromoda- and Rampage-branded apparel and accessories products in China. Brand image is an important factor that affects a customer’s purchasing decision with respect to our products. Our success therefore depends on, among other things, market recognition and acceptance of our private brands and the culture, lifestyle and images associated with the brands, some of which may not be within our control. We began designing, promoting and selling Rampage-branded products in China in 2009 and have limited experience in managing the Rampage brand. To effectively promote these brands, we would have to be able to build and maintain brand image by focusing on a variety of promotional and marketing activities to promote brand awareness, as well as to increase brand presence in the markets in which we compete. There is no assurance that we will be able to effectively promote or develop these brands and if we fail to do so, the goodwill of such brands may be undermined and our business and financial results may be adversely affected. In addition, negative publicity or disputes regarding our brands, products, company or management could materially adversely affect public perception of our brands. Any impact on our ability to continue to sell the products of one or more of our brands or any damage to one or more of our brands’ image could materially adversely affect our sales and profits.

Our sales may be affected by seasonality and weather conditions.

The performance of our businesses is subject to seasonal fluctuations. For example, our revenues are relatively low during the Chinese New Year period in the first quarter of each year when customers tend to do less online shopping. Our revenues in the third quarter of each year also tend to be lower than in other months because we sell apparel for the summer season in the third quarter, in which unit prices are typically lower than in the autumn and winter seasons. Extreme changes in weather patterns could also affect customers’ purchasing behavior, which may lead to fluctuations in our sales revenues. As a result, we believe that comparisons of our operating results and net income over any interim periods may not accurately indicate our future performance.

If we cannot successfully market and sell third-party branded products through our Internet platform, our brand reputation, revenue growth and results of operations will be adversely and materially impaired.

We offer third-party branded products through our Internet platform. We launched 317 and 183 third-party brands in 2010 and 2011, respectively. We cannot assure you that this growth strategy will succeed.

We try to cooperate with brands that are consistent with our existing brand portfolio strategy and cater to sub-segments of customers of different tastes and ages. However, we may misjudge the images of other brands and the brands with which we work may reduce our customer base. Third-party brands reserve the right to market and sell products through other channels such as physical stores, which could cause channel conflicts and reduce our sales volume. In addition, certain aspects of these third-party products are not directly within our control, such as the ability of these third parties to deliver quality products to us on time and to maintain the reputation of their brands. To the extent that these third parties do not operate their business successfully or encounter a material product liability claim or other legal proceeding, the value of our brands and platform could be impaired, which could in turn, adversely affect our reputation and our results of operations.

We offer Euromoda- and Rampage-branded apparel and accessories through our Internet platform and stores, and may be subject to price conflicts, which could adversely affect our reputation and business.

We offer our Euromoda- and Rampage-branded apparel and accessories through our Internet platform and physical stores. To avoid competition and conflicts between our Internet platform and physical stores, we generally adopt a unified price to end customers across our Internet platform and physical stores for the same product during most of its life cycle. In particular, we require our franchisees to comply with our price control policy through our franchising agreements. However, our policy to avoid price conflicts may not be successful. If we misprice any product on our Internet platform or in our physical stores, or if any franchisee violates our policy by selling any products at a discount without our consent, our customers could be confused by different prices of the same product, and our reputation and business could be adversely affected.

We may not successfully integrate newly acquired or licensed brands or businesses into our business model, and our sales and profits may suffer as a result.

We may acquire or obtain licenses to operate additional brands to expand our brand portfolio. Our ability to expand depends on our ability to identify appropriate additional brands and to initiate, negotiate and acquire or obtain licenses for such brands.

In addition, we may experience difficulties in integrating newly acquired or licensed brands or businesses into our existing business model and in retaining key personnel to manage such brands or businesses. The cost and duration of integration could also exceed our original estimates. Any impact on our ability to continue to sell products of one or more of our brands, or any significant damage to one or more of our brands’ images, could materially and adversely affect our sales and profits.

We procure products from our suppliers, and our products are subject to risks associated with product sourcing, which may impair our operating margins and profitability. Potential product liability claims may adversely impact our reputation, results of operations, financial performance and business.

We do not possess internal manufacturing capability, and we outsource the production of nearly all of our products, including the printing of our catalogs, to third-party suppliers including OEM suppliers and third-party branded product suppliers. Such arrangements involve risks that the relevant suppliers may: (i) have economic or business interests or goals inconsistent with ours; (ii) take actions contrary to our instructions, requests, policies or objectives; (iii) be unable or unwilling to fulfill their obligations under the relevant manufacturing or contractual arrangements, including obligations to meet our production deadlines, quality standards and product specifications; (iv) have financial difficulties; (v) encounter raw material or labor shortages; (vi) encounter increases in raw material or labor costs that may impact our merchandise procurement costs; and (vii) engage in activities or employ practices that may harm our reputation. The occurrence of any of these issues could materially adversely affect our results of operations and financial performance. For example, some of our OEM suppliers were not able to deliver products to us on schedule in the first quarter of 2011 partly due to labor shortages experienced by manufacturers in coastal areas of East China and South China during the period of Chinese New Year. As reported by media in China and worldwide, the labor shortage was partly attributable to peasant workers’ expectations for higher salaries and benefits and their search for working opportunities closer to home. This has triggered subsequent salary increases in some regions in China and some manufacturers’ relocation to inland China. As a result, we experienced a substantial merchandise shortage for the first quarter of 2011.

In addition, if we experience significant increases in demand, or need to replace a significant number of existing suppliers, there can be no assurance that additional manufacturing capacity will be available when required on terms acceptable to us, or at all, or that any supplier would allocate sufficient capacity to allow us to meet our requirements. Furthermore, suppliers may deliver products to us by third-party carriers over long distances. Delays in the shipment or delivery of our products due to transportation shortages, work stoppages, port strikes, infrastructure congestion or other factors could adversely impact our financial performance. Manufacturing delays or unexpected demand for our products may require us to use faster, but more expensive, transportation methods such as aircraft, which could adversely affect our operating margins and profitability.

Although our dedicated quality assurance and control team is responsible for inspecting product quality at every stage of product manufacturing for our private brand products, we may not have effective or sufficient control over the quality of our products under current outsourcing manufacturing arrangements. We maintain product liability insurance for the products sold by us with a cap of RMB10.0 million ($1.6 million), but there is no assurance that such insurance is sufficient to cover all of our losses caused by a material product liability claim. A successful product liability claim brought against us or a requirement to participate in a product recall may materially adversely affect our business and financial results. In addition, we may incur significant resources and time to defend ourselves if legal proceedings are brought against us. If any such claims are made, our reputation, results of operations, financial performance and business may be materially adversely affected.

The financial soundness of our franchisees and vendors could affect our earnings and cash flow.

As a result of disruptions in the financial markets and other macro-economic challenges currently affecting the economy of China and other parts of the world, our franchisees, product or service suppliers and other vendors may experience cash flow concerns. As a result, franchisees may order fewer products from us and vendors may increase their prices, reduce their output or change sales terms. In addition, if the operating and financial performance of our suppliers and our vendors deteriorates, or if they are unable to make scheduled payments or obtain credit, our operations may suffer. Any reduction in purchases from our franchisees or any demands by vendors for different payment terms may adversely affect our earnings and cash flow.

We may not be able to renew the leases of our directly operated stores and office, warehouse and call center space on reasonable terms or at all, adversely affecting our sales and financial results.

As of December 31, 2011, we operated 118 directly operated stores. We lease our store space primarily from mall operators or other shopping place owners generally for an initial term of no more than five years.  We also leased an aggregate of over 100,000 square meters of office, warehouse and call center space in China as of March 2012. There is no assurance that each of the leases will be renewed upon expiration on reasonable terms, or at all. If we were unable to renew the leases of our directly operated stores on reasonable terms, we would need to relocate the relevant stores, which could lead our stores to be less appealing to our customers. Renewal of leases on unfavorable terms will result in increased rental expenditure for us. In such cases, our sales and financial results may be adversely affected.

We rely on services from third parties to carry out our business, and if there is any interruption or deterioration in the quality of these services, our business and results of operations may be materially and adversely affected.

Third-party express courier companies and EMS, the national express mail service operated by the China Postal Office, deliver our products from our warehouses to our individual customers and stores locally and throughout China. From time to time, we also use third-party logistics companies to distribute products among our warehouses or to deliver products to express couriers in different regions in China. Such shipping services could be suspended and therefore interrupt delivery of our products if unforeseen events beyond our control occur, such as poor handling of and damage to our products, transportation bottlenecks, natural disasters or labor strikes. Relying on express courier companies and EMS increases the risk that we may fail to deliver finished products to individual customers or retail stores on time. If our products are not delivered on time or are delivered in a damaged state, our market reputation could be adversely affected. The occurrence of any of these problems alone, or together, could materially adversely affect our results of operations, financial performance and business.

We also rely on third parties to operate our business, such as professional photographers and advertising service providers. Any interruption in our ability to obtain the services of these or other third parties or deterioration in their performance could impair the timeliness and quality of our operations. Furthermore, if our arrangements with any of these third parties are terminated or modified against our interest, we may not be able to find alternative solutions for our business on a timely basis or on terms favorable to us or at all. If any of the above factors occurs, our customers may cease shopping on one or more of our platforms, which could materially adversely affect our business and results of operations.

We rely on effective marketing efforts to maintain and increase our revenues. Inefficient marketing approaches may adversely affect our revenue growth and results of operation.

We rely on effective marketing efforts tailored to our targeted customers to maintain and increase our revenues. Our marketing activities may not be well received by customers or promote levels of customer purchases as we predict. We may also incur higher levels of marketing expenses to generate our anticipated levels of customer purchases, which would adversely affect our results of operations. Marketing approaches and tools in the consumer product market in China are evolving. This requires us to enhance our marketing approaches to keep pace with industry developments and customer preferences. Our failure to refine our existing marketing approaches or to introduce new effective marketing approaches could reduce our market share and cause our revenues to decline.

We have been a party in certain legal proceedings, which, if determined adversely, could negatively affect our business and results of operations.

We and several of our directors and officers were named defendants in two purported class actions brought before in the United States District Court for the Southern District of New York— Arfa v. Mecox Lane Limited, et al., No. 10-CV-9053 and Brady v. Mecox Lane Limited, et al., No. 11-CIV-0034. It was alleged in the class actions that the defendants included or allowed to be included materially false and misleading statements in the registration statement and annual report issued in connection with the initial public offering in violation of Section 11 of the Securities Act of 1933, and against the defendant directors and officers under Section 15 of the Securities Act.

On March 1, 2012, Judge Robert W. Sweet of the United States District Court for the Southern District of New York dismissed without prejudice the plaintiff’s claims under Section 11 of the Securities Act, along with the derivative claims under Section 15 of the Securities Act. On April 5, 2012, plaintiffs filed a notice of appeal. We plan to contest the appeal.

Unfavorable resolutions of these legal proceedings or any future legal proceedings could materially and adversely affect our results of operations and financial condition. See Item 8, “Financial Information—Legal Proceedings.”

If our lease of a warehouse located on land owned by collective farms, or lease of a warehouse without required certificates, is found not to comply with applicable PRC laws, we may incur costs and expenses, and operation of these warehouses could be disrupted.

Since April 2011, we have leased a warehouse with approximately 12,500 square meters located in Guangzhou from a company that built the warehouse on a piece of land it leased from collective farms. As this company has not been able to provide us with the relevant building ownership certificate for this warehouse, it may not be a qualified land lessee under applicable PRC law, and our lease of the warehouse could have failed to comply with applicable PRC laws.

If PRC authorities determine that the lease described above does not comply with applicable PRC laws, we may have to look for replacement warehouses for our operations. Approximately 14% of our current capacity for processing orders is attributed to this warehouse. Unplanned relocation may cause us to incur additional moving costs and expenses and part of our logistics operation may be interrupted. In addition, we cannot assure you that we can find replacement warehouses on favorable terms, which could adversely affect our results of operations.

Our inventory may become obsolete, which could adversely affect our financial results.

We are exposed to seasonal and other changes in customer demand. Since merchandise usually must be ordered in advance of the season and frequently before fashion trends are evidenced by customer purchases, market demand for our products may fall below our expectations. In addition, the cyclical nature of the apparel and accessories business requires us to carry a significant amount of inventory, especially prior to the peak holiday selling season. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. In the past, we have not always predicted our customers’ preferences and acceptance levels of our products with accuracy. If sales do not meet expectations, excessive inventory may lead to markdowns and, therefore, lower than planned margins. We may also accumulate inventories, which may eventually lead to inventory write-downs that could adversely affect our financial results.

Our results of operations, financial performance and business may be adversely affected by intellectual property rights infringement claims against us.

As of the date of this annual report, we are not aware of any intellectual property rights infringement claims or potential disputes against us that may have a material effect on our results of operations. However, we could face claims that we are improperly using intellectual property owned by others or otherwise infringing upon their intellectual property rights. Regardless of the validity or the successful assertion of such claims, we could incur costs in either defending or settling any intellectual property disputes. Intellectual property litigation against us could potentially force us to, among other things, cease selling the challenged products, develop non-infringing alternatives or obtain licenses from the owners of the infringed intellectual property. In such case, we may not be successful in developing such alternatives or in obtaining such licenses on reasonable terms or at all, and our results of operations, financial performance and business could be materially and adversely affected.

We rely on our registered trademarks and other intellectual property rights, and failure to protect our intellectual property rights may affect our ability to compete.

We regard our trademarks, copyrights, trade secrets, patents and other intellectual property as critical to our success, and rely on a combination of data security technology, confidentiality policies, non-disclosure and other contractual arrangements, together with patent, copyright and trademark laws, to protect our intellectual property rights. These afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Such protection may be compromised by, among other things, (i) the expiration of the protection period of our registered intellectual property, (ii) infringement of our intellectual property rights by others, including counterfeiting of our brands, designs or products or unauthorized usage of our customer database, (iii) breach of contractual arrangements by our suppliers or franchisees; or (iv) delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications. Any of these events or occurrences may materially adversely affect our operations. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention and other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we do not have insurance that covers litigation costs. As a result, we would have to pay for the cost of litigation initially and may only be able to recover those costs if we prevail. Even if we prevail, it may be difficult to recover the costs from a third party. We cannot assure you that we would be able to recover all such costs. Consequently, the infringement or misappropriation of our proprietary intellectual property rights could materially adversely affect our business, financial condition and operating results.

Our business depends substantially on the efforts of our management and other key personnel. If we lose their services, we could incur significant costs in finding suitable replacements and our business may be severely disrupted.

Our success depends upon the services of our management and other key personnel. In particular, we rely on the expertise and experience of Mr. Alfred Beichun Gu, our chief executive officer, and Mr. Paul Bang Zhang, our senior vice president and chief financial officer. If one or more of our senior management or key personnel is unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel.

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

We will need to hire and retain additional qualified employees to support our existing operations and planned expansion. Our ability to anticipate and effectively respond to changing fashion trends depends in part on our ability to attract and retain experienced personnel in design, product management, marketing and other functions. The effective operation of our information technology system, call centers, logistics and other back office functions also depends on our professional employees. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel. We cannot assure you that we will be able to attract or retain the qualified key personnel that we need to achieve our business objectives. In addition, as our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain property insurance policies covering our equipment, facilities, inventories and other properties. These insurance policies cover losses due to fire, explosions, floods and a wide range of other natural disasters and accidents. We also maintain product liability insurance, business interruption insurance, fidelity insurance, cargo transit insurance and other insurance policies related to our operations. We believe we have obtained a reasonable amount of insurance for the insurable risks relating to our business. However, there is no assurance that the insurance policies we maintain are sufficient to cover our business operations. If we were to incur substantial liabilities not covered by our insurance, we could incur costs and losses that could materially adversely affect our results of operations.

The audit reports included in this annual report are prepared by auditors who are not inspected by the PCAOB and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Beginning with this annual report on Form 20-F, we are required to prepare a management report on our internal controls over financial reporting containing our management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, depending on our market capitalization, our independent registered public accounting firm may be required to attest to and report on our management’s assessment of the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Prior to the initial public offering, we have been a private company with limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated financial statements for 2008, 2009, 2010, we noted certain significant deficiencies in our internal controls over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB. In connection with the audit of our consolidated financial statements for 2011, we noted one significant deficiency in our internal controls related to the operating effectiveness of the initial review of account reconciliation for unusual reconciling items for further investigation. We have not noted any material weakness, as defined in the standards established by the PCAOB, in our internal controls over financial reporting.

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

We have experienced rapid growth and expansion that has placed, and continues to place, strain on our management personnel, systems and resources. To accommodate our growth pursuant to our strategies, we anticipate that we may need to implement and maintain a variety of new and upgraded operational and financial systems, procedures and controls, and improve our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our customers and third-party product and service providers. These endeavors will require substantial management effort and skill and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could materially adversely affect our ability to manage our business. In addition, such undertakings may not be successful.

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

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products in which the acquired companies specialize, and the loss of key customers and personnel. If we are not able to realize the anticipated benefits of such acquisitions, joint ventures or other strategic alliances, our overall profitability and growth plans may be adversely affected.

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

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. There is uncertainty with respect to the Chinese economy for 2012 and beyond. Any prolonged slowdown in the Chinese economy, in particular the apparel and accessories industry, could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our customers may decrease spending on our products, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

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

If the PRC government determines that the contractual arrangements that establish the structure for operating our physical stores do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our PRC subsidiaries, Mai Wang Trading (Shanghai) Co., Ltd., or Mai Wang Trading, and Rampage Trading (Shanghai) Co., Ltd., or Rampage Trading, are foreign-invested enterprises. Chinese regulations require foreign-invested retail enterprises to go through an additional approval process, not required of domestic retail enterprises, each time they open a new retail store. Each time a foreign-invested retail enterprise wishes to open a new store, it must submit the following documents, among others, to the PRC Ministry of Commerce or its authorized local counterpart: (i) an application letter for opening the new store, (ii) a feasibility study report for opening the new store, (iii) the applicant’s most recent fiscal year’s audit report, and (iv) documents issued by the local government on the proposed new store’s compliance with requirements for city development and development of urban commerce. The new store can only be opened after approval is received from the PRC Ministry of Commerce or its authorized local counterpart. In light of these restrictions, we rely on our VIEs, which are Chinese domestic companies not subject to these restrictions, to hold licenses for operating these businesses. We rely on Shanghai Mecox Lane Shopping Co., Ltd., or MecoxLane Shopping, to operate our physical stores. Therefore, our VIE, MecoxLane Shopping, is able to open new stores without going through the additional approval process required each time for a foreign-invested retail enterprise to open a new store in China. Besides, we conduct the business of wholesale and retail of apparel and accessories in the brand name of Rampage in China through Shanghai Rampage Shopping Co., Ltd., or Rampage Shopping. We do not have any equity interest in MecoxLane Shopping or Rampage Shopping but receive their economic benefits through various contractual arrangements and certain corporate governance and shareholder rights arrangements. In addition, we have entered into agreements with MecoxLane Shopping, Rampage Shopping and each of their shareholders which provide us with a substantial ability to control MecoxLane Shopping and Rampage Shopping. For a description of these contractual arrangements with MecoxLane Shopping, see Item 7, “Major Shareholders and Related Party Transactions - Related Party Transactions.”

Our PRC counsel, Jun He Law Offices, has advised us that (i) the ownership structure and the business and operation model of Mai Wang Trading, MecoxLane Shopping are not in violation of any existing PRC laws and regulations, (ii) the ownership structure and the business and operation model of Rampage Trading and Rampage Shopping are not in violation of any existing PRC laws and regulations, and (iii) each contract under Mai Wang Trading’s contractual arrangements with MecoxLane Shopping and each of their shareholders and under Rampage Trading’s contractual arrangements with Rampage Shopping and its shareholders is valid and binding and will not result in any violation of PRC laws or regulations currently in effect. However, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Circular. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

Prior to February 2012, we controlled the entity that held and maintained the licenses necessary to operate our e-commerce business in China, Shanghai Mecox Lane Information Technology Co., Ltd., or MecoxLane Information, through contractual arrangements. The transfer of equity interests in MecoxLane Information from its original shareholder to MecoxLane Hong Kong became effective in February 2012. As a result, MecoxLane Information became a wholly-owned subsidiary of our company and the contractual arrangements that allowed us to control MecoxLane Information as a VIE were terminated.

If we are found to be in violation of any existing or future PRC laws or regulations, including the Circular, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking Mai Wang Trading, MecoxLane Shopping, Rampage Trading or Rampage Shopping’s business license, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our retail business. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations.

Our contractual arrangements with MecoxLane Shopping, Rampage Shopping and their respective shareholders may not be as effective in providing control over MecoxLane Shopping and Rampage Shopping as direct ownership of these companies.

We conduct our store-based retailing businesses in China through MecoxLane Shopping, respectively. Besides, we conduct the business of wholesale and retail of apparel and accessories in the brand name of Rampage in China through Rampage Shopping. Our contractual arrangements with MecoxLane Shopping, Rampage Shopping and their respective shareholders provide us with effective control over these companies. See Item 7, “Major Shareholders and Related Party Transactions - Related Party Transactions.” As a result of these contractual arrangements, we are considered to be the primary beneficiary of MecoxLane Shopping and Rampage Shopping and accordingly, we consolidate the results of operations, assets and liabilities of MecoxLane Shopping and Rampage Shopping in our financial statements.

Although we have been advised by Jun He Law Offices, our PRC legal counsel, that each contract under these contractual arrangements is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over MecoxLane Shopping and Rampage Shopping as direct ownership of these companies. If any VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See Item 3.D. “Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Each of MecoxLane Shopping and Rampage Shopping is jointly owned by Mr. Paul Bang Zhang, our senior vice president and chief financial officer, Mr. Guisheng Liu, our employee, and Mr. Yi Xu, our employee. Conflicts of interests between these individuals’ role as shareholders of our VIEs and their duties to our company may arise. In addition, Mr. Xu is also a director and executive officer of MecoxLane Shopping and Rampage Shopping. The laws of China provide that a director or member of management owes a fiduciary duty to the company he directs or manages. Mr. Xu and Mr. Liu must therefore act in good faith and in the best interests of the relevant VIEs and must not use their respective positions for personal gain. These laws do not require them to consider our best interests when making decisions as a director or member of management of the relevant VIEs.

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

As required by applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our subsidiaries in China on the one hand, and MecoxLane Shopping and Rampage Shopping on the other, do not represent an arm’s-length price and adjust MecoxLane Shopping or Rampage Shopping’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by MecoxLane Shopping or Rampage Shopping, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our affiliated entities for underpaid taxes. Our net income may be adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Two of our PRC subsidiaries, Shanghai MecoxLane International Mailorder Co., Ltd., or MecoxLane Mailorder, and Mai Wang Trading, enjoy a preferential corporate income tax rate of 22% in 2010 and 24% in 2011, and Mai Wang Information Technology (Shanghai) Co., Ltd., or Mai Wang Information, as a software enterprise, enjoys a corporate income tax exemption in 2010 and is and will continue to be entitled to a 50% reduction of its applicable income tax rate from 2011 to 2013. The reduced applicable income tax rate of Mai Wang Information will be 12.5% from 2011 to 2013. See Item 5, “Operating and Financial Review and Prospects—Taxation.”

Various local governments in China have provided discretionary preferential tax treatments to us. However, these local governments may decide to reduce or eliminate these preferential tax treatments at any time. Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result. Any expiration, reduction or discontinuation of, or changes to, these tax incentives will increase our tax burden and reduce our net income and thus materially adversely affect our operating results.

We principally rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us, or the tax implications of making payments to us, could materially adversely affect our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity from our subsidiaries in China for our cash requirements, including the funds necessary to service any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiaries. If earnings from our PRC subsidiaries were to decline, our earnings and cash flow would be materially and adversely affected. As of December 31, 2011, we had, on a consolidated basis, accumulated losses of $51.1 million representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder. Therefore, our relevant PRC subsidiaries are not able to distribute dividends to us until their accumulated losses have been made up. Our cash flows are principally derived from dividends paid to us by our PRC subsidiaries. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of those earnings. Our PRC subsidiaries do not have a history of paying dividends. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to make up the historical accumulated losses and pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

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

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making additional loans or capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC operating subsidiaries, we may make additional loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local counterpart. Capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

SAFE issued a public notice in October 2005 and its implemental rules in May 2011. These regulations and rules require PRC residents to register with the local SAFE branch if the PRC resident establishes or controls any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose vehicle.” PRC residents that are shareholders and/or beneficial owners of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital.

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

Failure to comply with PRC regulations in respect of the registration of our PRC citizen employees’ share options may subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administration Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, issued on January 5, 2007 by SAFE and relevant guidance issued by SAFE in March 2007, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or other qualified PRC agents, to register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income from the sale of shares or dividends distributed by the overseas listed company must be remitted into China. In addition, the overseas listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, as well as open foreign currency accounts to handle transactions relating to the share option or other share incentive plan. In February 2012, SAFE promulgated the Notice on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, which supersedes a previous notice issued by SAFE in March 2007 and requires domestic employees who participate in any stock incentive plan including employee stock holding plan, share option plan or similar plans in an overseas-listed company to register with the relevant local SAFE branch through a PRC agent and complete certain other procedures. A PRC agent shall be a domestic company participating in the stock incentive plan or a domestic institution that is qualified to engage in assets custodian business and has been duly designated by such domestic company.

We and our PRC domestic employees who have been granted share options, or PRC option holders, will be subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions, which may adversely affect our business.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an over 20% appreciation of the RMB against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. From June 2010 to December 2011, the RMB appreciated by 7.2% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. Substantially all of our revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the NASDAQ Global Market could materially adversely affect our business, operating results, reputation and trading price of our ADSs.

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

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for our initial public offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

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

Our operations are vulnerable to interruption and damage from man-made or natural disasters, including wars, acts of terrorism, snowstorms, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events. If a significant man-made or natural disaster were to occur in the future, our ability to operate our business could be seriously impaired.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from October 26, 2010, the first day on which our ADSs were traded on the NASDAQ, until last practical date, the trading price of our ADSs has ranged from US$1.1 to US$18.5 per ADS and the closing sale price on last practical date was US$1.18 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other companies operate in our industry, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Volatility in global capital markets, as was experienced during the global financial crisis, could also have an adverse effect on the market price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

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

In addition, we may issue additional ordinary shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interests in our company would be diluted and this, in turn, could materially adversely affect the price of our ADSs.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States or the Exchange Acts. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, or the Exchange Act, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation organized in a jurisdiction in the United States.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our amended and restated articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules. Accordingly, we cannot assure you we will not be a PFIC for our taxable year ending December 31, 2012 or any future taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, a significant decrease in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information— Taxation—United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares.  See Item 10, “Additional Information— Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

In August 2002 and July 2005, MecoxLane Information and MecoxLane Shopping were established in China. Through Mai Wang Trading we have entered into certain contractual arrangements with MecoxLane Information and MecoxLane Shopping and their respective shareholders, pursuant to which we effectively controlled the operations of MecoxLane Information and MecoxLane Shopping.

In July 2007, we purchased the remaining 15% of the equity interests in MecoxLane Mailorder through MecoxLane Shopping, thereby becoming the holder of 100% equity interest in MecoxLane Mailorder.

In September 2008, Mecox Lane formed Mai Wang Information, our wholly-owned subsidiary in China.

In November 2008, Rampage Shopping was established in China. Through MecoxLane Mailorder, we entered into certain contractual arrangements with Rampage Shopping and its shareholders, pursuant to which we effectively control the operations of Rampage Shopping. In February 2009, we and Iconix jointly established Rampage Cayman in the Cayman Islands. We hold 80% of the total issued share capital in Rampage Cayman and Iconix held the remaining 20%. Iconix subsequently transferred its 20% interest to ICL-Rampage Limited, a wholly-owned subsidiary of Iconix, in February 2010.

In March 2009, Rampage Cayman incorporated Rampage China (Hong Kong) Limited, or Rampage Hong Kong, its wholly-owned subsidiary, in Hong Kong. In May 2010, Rampage Hong Kong established Rampage Trading, its wholly-owned subsidiary, in China. Subsequently, through Rampage Trading, we entered into the contractual arrangements with Rampage Shopping, which superseded the contractual arrangements between MecoxLane Mailorder and Rampage Shopping.

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

In October 2010, we and certain selling shareholders completed our initial public offering of 13,504,286 ADSs and listed our ADSs on the NASDAQ Global Market under the symbol of “MCOX”.

In April 2011, MecoxLane Shopping transferred 15% equity interest in MecoxLane Mailorder to MecoxLane Hong Kong and MecoxLane Mailorder became a wholly-owned subsidiary of MecoxLane Hong Kong.

In February 2012, MecoxLane Information changed its name to Mecox Lane E-Commerce Co., Limited, or Mecox Lane E-Commerce. The transfer of equity interests in MecoxLane Information from its original shareholders to MecoxLane Hong Kong became effective. The contractual arrangements among Mai Wang Trading, MecoxLane Information and its shareholders have been terminated and MecoxLane Information became a wholly-owned subsidiary of our company.

Please see “—C. Organizational Structure” for a diagram of our corporate structure as of the date of this annual report.

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

B.               Business Overview

We operate one of China’s leading Internet platforms for apparel and accessories measured by revenues in 2011, according to a report commissioned by us and prepared by iResearch, an independent research and advisory firm. We offer a wide selection of products on our M18.com e-commerce website, evidenced by approximately 71,830 stock-keeping units, or SKUs, in 2011, targeting the large demographic of young urban female shoppers with fast-growing spending power. We had approximately 2.0 million Internet platform active customers, which we define as customers who made a purchase from us within the previous 12 months, for our Internet platform as of December 31, 2011. Our Internet platform offers products under our own proprietary brands, such as Euromoda and Rampage, and under selected third-party brands, including established international and Chinese brands as well as independent and emerging brands featuring unique designs. We strive to provide our customers an enjoyable shopping experience. In 2009, 2010 and 2011, approximately 84%, 86% and 86%, respectively, of our orders by value were placed by repeat customers.

Our customer service call center, staffed by over 400 representatives, provides comprehensive and real-time assistance to our customers. We outsource the production of our proprietary branded products to original equipment manufacturers, or OEM suppliers, across China, and apply rigorous quality control to ensure product quality. As of December 31, 2011, our logistics centers in Shanghai, Beijing, Guangzhou and Chengdu had the capacity to process 50,000 orders per day. We closely manage third-party express courier companies to provide reliable and speedy delivery to our customers nationwide. We provide online customers the flexibility to choose from a number of payment options, including cash on delivery, or COD, online payment, wire transfer and postal remittance.

We systematically analyze our extensive customer database to segment customers for targeted marketing, enhancing the effectiveness of our marketing activities. We market our products through online advertising, targeted distribution of emails, SMS, catalogs, print media advertising and outbound calls. We also offer, through a network of stores, women’s apparel and accessories under our proprietary Euromoda and Rampage brands, to which we own all rights in China. Our store network comprised 400 stores in 146 cities across China as of December 31, 2011, including 282 franchised stores and 118 directly operated stores.

We generated net revenues of $177.7 million, $227.5 million and $217.9 million in 2009, 2010 and 2011. We generated net income of $7.2 million and $4.4 million in 2009 and 2010, respectively, and incurred net loss of $33.3 million in 2011. We generated adjusted net income, a financial measure not in accordance with U.S. GAAP, of $9.8 million and $7.8 million in 2009 and 2010, respectively, and incurred adjusted net loss of $28.9 million in 2011.

We define adjusted net income as net income excluding share-based compensation expenses. We review adjusted net income together with net income to have a better understanding of our operating performance. We believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses. However, the use of non-GAAP financial measures has material limitations. For details on these limitations and reconciliation of adjusted net income to net income, our most directly comparable U.S. GAAP financial measure, see Item 3, “ Key Information—Selected Financial Data.”

Our Platform

We directly market and sell our products to customers through our Internet platform, call center and stores.

Online Platform

We operate one of China’s leading online platforms for apparel and accessories as measured by revenues in 2011, according to the iResearch.

Internet platform

We have over nine years of experience in Internet marketing. Our e-commerce website, M18.com(1), had approximately 6.0 million, 18.2 million and 21.9 million average monthly unique visitors for the years ended December 2009, 2010 and 2011, respectively. As of December 31, 2009, 2010 and 2011, our e-commerce channel had approximately 0.8 million, 1.4 million and 2.0 million active customers, respectively. In 2009, 2010 and 2011, our e-commerce website handled 3.1 million, 7.1 million and 8.1 million orders, respectively.

Our e-commerce website offers an extensive selection of popular fashion products, including a large assortment of apparel and accessories, home and healthcare products and other products. We offered a wide selection of approximately 71,830 SKUs on our e-commerce website in 2011. The offerings on our website are much broader than those in a typical physical fashion store. Our website can quickly and flexibly adapt to the latest market trends, helping us promote the fast-fashion concept. This is particularly valuable in the apparel and accessories market, where traditional store-based retailers often face logistical challenges imposed by limited shelf space and the inability to change store offerings quickly to match evolving customer preferences.

We design our website to offer several user-friendly features that enhance the customer experience and convenience:

•                 Browsing.    Our website provides customers with useful information on each product, which is described in detail and accompanied by several photographs showing the product from multiple angles. Our collaboration with third party professional photographers enables us to present the products in the most flattering light. To enhance customer experience and increase sales, the M18.com homepage offers visitors special features including “New Arrivals,” “Best Sellers,” “Must-Have Looks” and “Special Sale.” The “New Arrivals” page presents those apparel and accessories we highlight in each new collection. The “Best Sellers” page lists the most popular items in the past 24 hours. The “Must-Have Looks” page shows the styles that lead the latest trend. In 2011, we enhanced M18.com’s functionality by introducing additional features, such as allowing users of Sina Weibo, one of the most popular microblogs in China, and Alipay, one of the largest online payment agents in China, to use their existing user names to log onto M18.com. We also introduced an “online personal tailor” feature that allows our customers find better fits. We believe our functional browsing features can help us increase the unit count and dollar value of the average shopping basket.

•                 Searching.  A primary feature of the M18.com website is its interactive, searchable catalog of more than 25,000 items as of December 31, 2011. We provide a selection of search tools to find products based on category, brand, price and keyword.

•                 Product Reviews and Fashion Trend. To help customers make well-informed purchasing decisions, we include recent purchase records of an item on the product description page to show its popularity and allow previous purchasers to share their opinions on each item. We believe this function enables us to provide valuable information to our potential customers. In addition, our website serves as an educational resource for customers seeking information on fashion trends by providing fashion news in our “information center.”

•                 Personalized Services. We offer personalized services to our Internet customers via our sophisticated account management system. After logging on with a unique user name and password, a customer can manage her account, track order status and check the bonus points accumulated from previous purchases. To facilitate our customers’ checkout process, our database generates their preferred delivery address, shipping method and payment option based on previously supplied information. We also send periodic e-mail notices to subscribers, updating them on new product launches and promotional and marketing events. We believe these features improve the shopping experiences of our Internet customers and reinforce their loyalty.

(1) We do not incorporate the information on our e-commerce website into this annual report and you should not consider any information on, or that can be accessed through, our e-commerce website as part of this annual report.

•                 Ordering.    To purchase products on M18.com, our customers simply click on a button to add an item to their virtual shopping baskets. Customers can add items to or remove items from their shopping baskets as they browse, prior to making a final purchase decision. To execute orders, customers click on the “buy” button and are prompted to supply shipping details in case of first-time buyers. Repeat purchasers can access their preferred checkout options after logging on to their accounts. Our information system automatically confirms each order by e-mail within minutes after the order is placed and advises customers by e-mail or SMS, shortly after orders are shipped. Customers who become interested in our products after visiting our website may also place orders through our nationwide toll free customer service call number.

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

Call centers

Our call centers serves customer service and sales promotion functions. In 2011, over 0.4 million individual customers purchased our products over the telephone.

Our customer service and out-bound call centers, both located in Xuhui District, Shanghai, have an aggregate of 900 seats. In response to growing demands from our Internet customers in 2011, we have shifted part of our call center personnel to an e-commerce backend supporting group. We systematically evaluate and improve the cost-effectiveness of our call center operations. Our sales representatives follow a prepared script that covers frequently asked questions to guide the calls in order to efficiently convert calls to customer orders. Our call center supervisors regularly monitor calls and revise and update the scripts based on customer feedback and our assessment of the script’s effectiveness. Our call centers also collect real-time data to help us analyze the effectiveness of our advertising spending and product offerings.

Order fulfillment

We believe our extensive distribution network is essential to our success. Our logistics centers located in Shanghai, Beijing, Guangzhou and Chengdu were approximately 89,100 square meters in size and were capable of handling over 50,000 orders per day as of April 2012. Supported by our tailored warehouse management system and a clearly defined work process, we can monitor each step of the fulfillment process from the time a product is inspected and stocked right up to when the product is loaded for shipping. As a result, we are able to keep our shipping accuracy at an average of 99.9% in 2011.

We had a nationwide delivery network of 170 third-party express courier companies and EMS as of December 31, 2011. This distribution network broadens our reach to customers and enhances the penetration of our products without large capital investment. Since order fulfillment and return processing represent an important element of customer experience, we strive to carefully select and closely manage service providers’ delivery services to offer consistent and high quality order fulfillment. We leverage our scale and reputation to obtain quality service and beneficial terms from express courier companies. In order to reduce the risk of reliance on a particular service provider, we usually contract with at least two couriers in each major city. We regularly monitor and review our express courier companies’ performance and their compliance with contractual terms. We typically negotiate and enter into distribution agreements on an annual basis. In addition, we sometimes require our express courier companies to prepay the product prices before we deliver products to them, to effectively control our cash collection.

Our products are generally delivered to our customers in major cities such as Beijing and Shanghai within 48 hours of order confirmation and to those outside of major cities within 72 hours. By serving a large national market through centralized logistical operations, we can realize significant structural cost advantages relative to traditional fashion retailers. We offer free shipping for each order with a value above RMB180.0 ($28.6), except for orders delivered by EMS. In 2009, 2010 and 2011, a majority of our customers did not pay shipping costs. For non-free-shipping orders, we typically charge our customers approximately RMB10.0 ($1.6) to RMB20.0 ($3.2) per order for product delivery. In 2009, 2010 and 2011, the shipping cost paid by customers totaled $1.1 million, $1.4 million and $0.7 million, respectively.

Our delivery experience and partial return policy are attractive to our customers. In our distribution network, COD via third-party express courier companies is available to customers in over 1,050 cities in China. In 2011, we adopted a new delivery policy, under which customers have the option of full acceptance or full return of the delivered products. If the customer decides to return part of the order within certain days after acceptance, express courier personnel will pick up the returned products from the customer and return to our central logistics center. We believe our experience with express courier delivery enhances customer convenience and helps build customer loyalty.

A customer may return products purchased through our Internet platform and call center without reason, within 10 days after receiving the order. Members of our customer loyalty program or VIP program may enjoy longer return periods. Alternatively, the customer may choose to exchange for other products offered by us during the same period. If the OEM supplier does not offer product warranties for household electric appliances, we are usually responsible for repair within six months at no cost to the customer.

Stores

We have offered women’s apparel and accessories in physical stores under our own Euromoda and Rampage brands since 2006 and 2009, respectively. As of December 31, 2011, we operated 400 stores in 146 cities. To reinforce our brand awareness, our stores present a consistent and distinctive visual image, from the design and color of the storefront to merchandise display. Our physical stores complement our Internet platform and call center, allowing us to reach target customers in second- and third-tier cities who may have less access to or are less familiar with Internet-based shopping. Our stores also offer our customers tangible access to our products and appeal to those who prefer the traditional in-store shopping experience. Each store also has our point-of-sale system, which allows our centralized management system to gather extensive data on each store. As a result, we can precisely monitor and evaluate sales records, inventory levels and other facets of store operations. The point-of-sale system also helps us accurately collect customer preference information and make timely assessments regarding market trends.

Franchised stores

To quickly and cost-effectively cover a large number of second- and third-tier cities with minimal capital investment, we plan to expand our store network in these areas primarily through franchisees. As of December 31, 2011, we had 282 franchised stores in China.

We select franchisees based on reputation, market presence and sales experience. We typically enter into standard franchise agreements, trademark licensing agreements, trade secret licensing agreements and information system licensing agreements with our franchisees on a non-exclusive basis for periods of two or three years. Under these agreements, we maintain approval rights with respect to store locations and franchise renewals and the right to conduct periodic and random store audits and monitoring. Similar to our directly operated stores, all franchised stores follow a consistent store design for the franchised brand, with logos, lighting and shelves purchased from designated suppliers. To ensure service quality at franchised stores, we implement policies and standards with which franchisees must comply.

Our franchisees usually maintain 45 days’ inventory to avoid inventory obsolescence. Under our arrangement with a portion of the franchisees, we are not responsible for franchised stores’ inventories but allow for a 10% return rate with respect to the unsold merchandise for the current season. As to the other franchised stores operating on a consignment basis, we are responsible for inventories and allow for the return of all products held on consignment. There is no assurance that franchisees will always make correct estimates, and if a substantial number of franchisees fail to do so, our brand reputation, business and results of operation will be materially adversely affected. See Item 3.D. “Key Information—Risk Factors-Risks Related to Our Business—Our efforts to expand across China through franchising arrangements may not be successful and could impair the value of our brands and our results of operation.” Franchised store owners typically make a down payment upon placing the order, with the balance of the purchase price fully paid upon shipment.

Directly operated stores

We had 118 directly operated stores in China as of December 31, 2011. We usually locate our storefronts in shopping malls or as standalone shops rather than entering into concession agreements with department stores. We generally collect sales proceeds at our directly operated stores. As a result, we are able to shorten our receivable period as we usually do not need to grant credit periods to department stores or other third parties.

We lease our store space generally for initial terms of no more than five years. Most of our store leases require payment of a fixed rental fee, while others may require a percentage of the store’s sales proceeds or impose a minimum sales requirement. Unlike the typical concession agreement, our leases usually allow us to opt out of discount sales events at the shopping mall in which the store is located.

Our Products and Brands

Product Offerings

We offered approximately 71,830 SKUs of products in 2011. Our featured product categories consist primarily of apparel and accessories, home products, beauty and healthcare products and other products. The following table illustrates our product categories as of the date of this annual report:

Product Category	Product Feature
Apparel and Accessories

We primarily feature price-valued young women’s apparel and accessories through our own and third-party brands. For example, our proprietary Euromoda- and Rampage-branded product lines feature a variety of seasonal apparel items, such as women’s T-shirts, sweaters, jeans, dresses, outerwear, purses and shoes. Offerings from third-party brands vary from brand to brand. We also offer kids’ apparel, men’s apparel and maternity apparel.

Home Products	We offer home products with an extensive selection of home furnishings and other small household appliances. We also offer certain exclusive products co-designed by us and manufacturers.

Beauty and Healthcare Products

We offer beauty and health products with a broad range of skin care, fragrance, cosmetics and other personal care products. We began offering beauty and health products in 2003. These products are typically more expensive and offer higher gross margins than our other products.

Other Products	We primarily feature pet-related and other products. Offerings from these third-party brands vary from brand to brand. We began offering these products in 2004.

Pricing

We have implemented a value-for-money strategy to provide our customers with affordable fashion abreast of fashion trends and to increase sales. We target to price our apparel and accessories products as low as one third to one half the price of comparable products sold in department stores. We believe our beauty and healthcare products are priced as much as 50% lower than comparable products offered on television shopping programs. Our competitive pricing is supported by cost savings through our scalable sourcing from our network of low-cost suppliers across China and resource-sharing among our Internet platform, call center and stores. Leases with shopping mall operators usually allow us to opt out of discount sales events at the shopping mall in which a store is located, which we believe protects our pricing power. We generally adopt a unified price to end customers across our Internet platform, call center and physical stores for the same product during most of its lifecycle.

Brands

We offer both our proprietary and third-party branded products. Selectively introducing new brands into our Internet platform and call center forms part of our growth strategy.

Proprietary brands

We have two primary proprietary apparel and accessory brands, Euromoda and Rampage. We own all the rights and titles to the Euromoda trademarks in China and we are not aware of any registration of Euromoda trademarks in other jurisdictions. We own all the rights and titles to Rampage trademarks in the Greater China area via our subsidiaries, Rampage Cayman and Rampage Hong Kong. Subject to our compliance with applicable PRC laws, we are generally not subject to limitations on our use of Euromoda and Rampage brands in China.

We distinguish our proprietary brands by, among other things, concept, quality of merchandise, customer segmentation, product category, price and speed to launch new collections. We design all of our proprietary branded apparel, which are manufactured independently by our suppliers, and market and sell them under our brands. In 2011, our proprietary brands accounted for approximately 73% of our total net revenues.

Euromoda

Euromoda offers an extensive selection of fashion apparel and accessories at moderate price points. We began marketing and selling fast fashion apparel and accessories under our proprietary Euromoda brand in 2006. Euromoda targets young urban women, with four sub-categories of products. The “Basic” category includes our key theme designed products, other than jeans, which are covered by the “Jeans” category. The “College” category is designed to appeal to women in their twenties, while the “Women” category is designed to appeal to women in their early twenties to mid-thirties.

We also have two sub-brands of Euromoda, targeting different sub-segments of customers:

•                 Euromoda Kids.    We entered the children’s apparel market with the introduction of Euromoda Kids in 2007. Euromoda Kids offers fashion and casual apparel for children, ranging from newborn to early- teens.

•                 Pink by Euromoda.     This sub-brand caters to girls in their late teens to early twenties, younger than Euromoda’s traditional target customers. Pink by Euromoda’s designs integrate the latest international fashion elements and offer young women more diversified choices to show their personalities.

Rampage

Rampage is a well-recognized fashion brand founded in the U.S. in 1982. It offers extensive collections of casual and tailored apparel and accessories for women, usually at higher price points than Euromoda. Beginning in 2009, we have designed and sold products for twelve consecutive seasons. To our knowledge, the Rampage brand is associated with Iconix Brand Group, Inc. or its affiliates in the United States and certain other regions outside of the Greater China area.

Third-party Brands

In order to diversify our product offerings and create a one-stop shopping platform to meet growing customer demand, we offer a number of third-party branded products on our e-commerce website. For example, we launched 317 and 183 third-party brands in 2010 and 2011, respectively. For apparel and accessories products, we offer established brands as well as emerging brands associated with unique designs. We also offer third-party branded home products and beauty and healthcare products.

Sales and Marketing

Our sales and marketing strategy seeks to increase awareness of our brands, products and Internet platform, generate new and repeat business from target customers, promote customer loyalty and enhance brand recognition. As of December 31, 2011, we employed an experienced marketing team of 48 employees.

Our Customers

We believe our success to date is driven primarily by our ability to attract new customers and increase purchase frequency and value. Our direct-to-customer business model allows us to gather data from customers and communicate with them directly. Since our inception, we have built up a valuable customer base mainly consisting of young urban women with growing spending power and active shopping habits. Active customers for our Internet platform have steadily increased from approximately 1.4 million as of December 31, 2010 to approximately 2.0 million as of December 31, 2011. On average, our customers make purchases from us three to four times a year, and in 2011, our average order value ranged between RMB141.0 ($22.4) and RMB157.0 ($24.9). In 2009, 2010 and 2011, approximately 84%, 86% and 86% of our orders by value were placed by repeat customers. We believe that the significant increases in our customer base and number of customer orders are primarily due to our ability to consistently provide good value and product selection, ensure timely and accurate delivery, and stay at the forefront of fashion trends.

Marketing Activities

Our key marketing and promotional activities consist of the following:

•                  Online and wireless marketing.     We conduct online advertising via portals such as Sina, search engines such as Baidu, and other popular websites. We focus on return on marketing expenses to enhance marketing efficiency. Under our arrangements with portals and other advertising websites, we usually pay our online advertisers according to the actual sales amounts generated from their advertising activities. Under our arrangements with search engines, which generally provide us with a higher rate of return on investment, we generally purchase advertising time slots. We also periodically send e-mails and SMS messages to our customers to draw attention to our latest products and marketing events.

•                 Catalogs.   We believe our catalogs, which utilize magazine-quality photography with impressive visual effects, constitute an effective marketing tool. We segment our customer files and tailor our catalog offerings to the diversified product needs of our different customer sub-segments. We currently print seven editions of catalogs, including women’s apparel and accessories under our own brands, Euromoda and Rampage; home and healthcare products; and pet-related products. We distribute our catalogs to our existing customers periodically or with each order shipment.

•                 Loyalty programs.   We provide various benefits to our existing customers to increase customer spending and enhance customer loyalty. We encourage customers to sign up for our membership program, which provides membership points for each purchase and offers special discounts on subsequent purchases of certain proprietary products, birthday coupons, free-of-charge returns or exchanges and lucky draw events, among others. In addition, we upgrade members to our VIP program when they reach certain purchase amounts, and provide additional benefits such as a longer free return periods.

•                 Out-bound calls and other tools.   We market beauty and healthcare products via out-bound calls to existing customers. Staffed by over 600 sales representatives, the team sells not only our MaxiCare ““ branded health food products and our proprietary La Celler branded cosmetics products but also a variety of third-party branded products. We have former doctors and cosmetologists available by phone to answer technical questions about our products. We also utilize a variety of marketing tools to reach customers, such as print media, particularly fashion magazines. In addition, we rely on customer referrals to increase brand awareness.

We usually conduct test marketing prior to launching new products. We attempt to predict demand, growth potential and acceptable selling prices of our products using firsthand data. We also carry out test marketing to analyze the effectiveness of each marketing approach before commencing mass marketing to minimize customer acquisition costs. We have built a deep knowledge of the effectiveness of each marketing approach for Chinese consumers through more than 15 years of experience in China. This track record helps us improve the return-on-investment on our marketing activities and allows us to acquire new customers at relatively low acquisition costs. Our data analysis capability and customer knowledge base have become one of our core competences and are both difficult and expensive for competitors and new entrants to replicate.

Product Sourcing

Theme and Product Design

We design apparel under our proprietary labels Euromoda and Rampage in-house. We had a dedicated design team of over 30 designers as of December 31, 2011 who are familiar with international trends and Chinese culture and customer tastes. Our design team typically launches a new collection on a semi-monthly basis in response to latest customer preferences. Our accessories, such as purses, belts and shoes, are either designed in-house or by third-party suppliers.

The concept of our Euromoda brand is fast fashion, i.e., affordable fashion that keeps our customers abreast of the latest trends. The Euromoda design team keeps close track of the international fashion trends and latest Chinese pop culture development via the Internet, fashion magazines and fashion shows. Our designers also analyze past sales performance, customer surveys and market conditions to generate ideas. They generally avoid using expensive materials and accessories while striving to maintain high quality standards.

Our theme and product design process for each new Rampage collection normally begins from the receipt of the themes from the international designers for Rampage with Chinese consumer relevance, which highlights the proposed themes and features for the coming season. Based on our design teams’ interpretations of the themes and selection of raw materials, we develop designs and generate samples for each collection. Our designers strive to ensure that the final product designs reflect the trademark qualities of the Rampage brand, while at the same time catering to local market preferences, fittings and sizes for our target customers.

Product Procurement

Our dedicated product management teams are primarily responsible for product procurement, including procurement of third-party branded products, as well as quality assurance and control.

Proprietary brand apparel

For our Euromoda- and Rampage-branded apparel, one of our product management teams works closely with our in-house design team to decide final designs and conduct cost analyses. Once final samples are determined, our product management team identifies qualified OEM suppliers based on our selected OEM supplier pool. Based on our design sketches, product samples are then created and provided to our employees for internal feedback. The product management team is also responsible for proposing revisions to designs and samples to meet cost targets. Once the final supplier is determined based on quality and price, the product management team will be responsible for negotiating the production contract.

To ensure the quality of raw materials and help control costs, we have an internal team specializing in recommending raw material suppliers to our apparel OEM suppliers. The apparel suppliers procure raw materials at their own cost and are responsible for any quality problems relating to raw materials.

Third-party products

In order to diversify our product offerings, we also identify and procure a broad variety of third-party branded products for selling on our Internet platform and through our call center. Our product management team under the e-commerce division is responsible for identifying and selecting products of third-party brands, including established brands and emerging brands.

In addition to new products, this product team keeps track of previous best sellers and upgrades them with new functions or looks to lengthen their product life. This also enhances our ability to respond to fast-changing consumer tastes at lower product development and procurement costs.

Quality Assurance and Control

Our quality assurance and control team assists our product management team in the product sourcing process. For the proprietary branded apparel for which we outsource manufacturing, our quality assurance and control team is responsible for (a) inspecting raw materials before they are accepted for use; (b) sending staff to the suppliers’ production facilities to conduct on-site quality control on a regular basis; and (c) checking the finished products for consistency and quality upon completion of the production process. Typically, third-party brand owners or operators are responsible for product quality, and we also apply strict quality control for these products. Before our logistics center accepts delivery of products from suppliers of third-party branded or our proprietary branded products, we typically inspect sample products. Our store personnel at each retail store are responsible for checking products upon delivery before accepting products and selling them to customers. After each inspection, we reject products that we believe may be unsafe or fail to meet our requirements.

Before an OEM supplier begins manufacturing, our quality assurance and control team typically requires the supplier to provide raw material samples and sends these samples to independent quality test centers for testing, to make sure the raw materials meet relevant mandatory national safety standards and our requirements. Through efficient communications with independent quality test centers that maintain the testing result retrieval systems, we are able to quickly track raw material testing reports for our proprietary branded products.

We believe our strict quality control process helps ensure product safety, enhance our brand reputation and build customer loyalty.

Product Suppliers

We have strong relationships with a network of OEM suppliers and third-party branded product suppliers across China. None of our suppliers accounted for more than 5% of our total purchases in terms of value in each of past three years. Benefiting from our quick cash collection as a result of our direct business model, we are able to make speedy payments to our suppliers, which has in turn improved our ability to negotiate favorable supply terms, such as lower prices and shorter lead times. Given our reputation and payment track record, our suppliers are willing to maintain long-term relationships with us for large and stable orders. We usually do not need to make down payments to our suppliers before this delivery of products.

To achieve our low cost and high quality standard, our quality assurance and control team and internal auditing team are involved in the supplier selection and evaluation process. We have an evaluation form for a supplier’s production facilities, capacity, process and quality standard for internal review prior to placing an order. We also submit a detailed product cost structure proposal to our quality assurance and control team for review. This strict internal review process helps ensure that we maintain a network of suppliers with sufficient capacity, efficient production process, short lead time and high quality standards. We regularly review the performance of our suppliers based on criteria such as their capacities, lead time and product quality, and replace unqualified suppliers with qualified ones.

We believe that our outsourcing manufacturing approach enables us to focus our resources and efforts on product designs, quality control, sales management and other core strengths. This asset-light model also allows us to avoid direct exposure to the operational and financial risks and expenses relating to operating production facilities and managing a manufacturing labor force.

Inventory Management

Our inventory management strategy focuses on shortening our product cycles and enhancing our ability to quickly respond to changing consumer preferences and market trends. In general, before or during our test-marketing stage, we only place small-batch orders and typically do not maintain any sizable inventory position in a particular product. Leveraging our close relationships with suppliers, we are usually able to quickly ramp-up production of those items which prove popular. The flexible production support allows us replenish inventory in a timely manner.

We closely monitor and assess the sales performance of our products. We have implemented an inventory management system involving stock maintenance, transfer and receipt of products, sales invoicing and sales recording. The transfer of inventory among our Internet platform, call center and stores also helps us optimize inventory levels and achieve economies of scale.

To reduce the risk of inventory obsolescence, we may sell those products of substantial inventory history at a discount in promotional events conducted on our Internet platform or stores. We also analyze historical sales patterns, effects of promotion activities and general market trends to guide the composition and management of our inventory, allowing us to better meet future demand.

Customer Service

We believe our emphasis on customer service enhances our brand image and customer loyalty. Our call center and around-the-clock website customer service provide real-time assistance to our customers. Our customer service center is staffed by over 400 representatives. Customers can access our after-sales service hotline 12 hours a day, and our customer complaint hotline is open over eight hours a day. We are committed to settle customer complaints within 24 hours.

Our customer service representatives are trained to address customer inquires, proactively educate potential customers about our products and promptly resolve customer complaints. We help ensure service quality by placing emphasis on personnel selection and regularly monitoring the performance of our representatives. Each representative has to complete eight to 12 hours of mandatory training every month, conducted by experienced managers on product knowledge, service attitude, complaint handling and communication skills, among others.

Management Information System

We have developed a proprietary management information system tailored for our operations. We are developing our management information system to integrate two dimensions of our business:

•                 Front-end integration.     Our sales operations are supported by our centralized management information system and share the same customer database, which enables us to generate synergies between our Internet platform, call center and stores.

•                 Back-end integrated.    Our management information system also supports other parts of the business flow including procurement, inventory management, order processing and distribution. The integration enables a better control of inventory and gross margin and improves efficiency.

Integrated with our self-developed software, our management information system mainly includes (i) an Internet transaction process management system, which accepts and validates customer orders, organizes, places and manages orders with suppliers, assigns products to customer orders, and manages order shipments; (ii) a call center business management system, which facilitates automatic incoming call connection to available customer service representatives, data collection and organization of information received through the call centers, processing of after-sales service issues and monitoring of call center representatives for training and quality assurance purposes; (iii) an outbound call management system, which facilitates automatic outgoing dialing processes from a predetermined subgroup of target customers derived from our database and matches calls with available representatives; (iv) a database management system, which facilitates the collection and updating of customer information; (v) an inventory management system, which connects our warehouses through virtual private network connections and can generate and reconcile up-to-date inventory reports; (vi) a Real-time sales data monitoring system, which facilitates monitoring and analysis of our sales; and (vii) Database backup, made on a day-to-day basis with backup tapes secured in a bank safe.

We also adopt rigorous security policies and measures, including self-developed dual-key, server-specific encryption technology, to protect our proprietary information database.

Competition

The B2C e-commerce market in China is fragmented and highly competitive. There are generally no significant barriers to entry. We believe we compete primarily on the basis of:

•                 the effectiveness of our sales and distribution platform in reaching customers and generating demand for our products;

•                 our ability to quickly introduce new products and more diversified SKUs and to price our products competitively, leveraging our economies of scale and understanding of latest customer preferences in China gathered from our platform;

•                 product design, product quality and brand loyalty; and

•                 our ability to provide consistent customer service to maintain and expand our customer base.

We believe that there are few large-scale online platforms for apparel and accessories products, particularly women’s apparel and accessories products, in China. Although store-based women’s apparel and accessories merchants are starting to explore the online sales market, they have generally not achieved as successful a track record in online sales as we have.

With respect to our Internet platform, we believe we compete with other B2C or C2C e-commerce operators that offer similar products on the Internet, including Alibaba’s Tao Bao, Amazon China/Joyo and Dang Dang. In contrast to these competitors, we focus primarily on the apparel and accessories sector.

We face competition from other specialized apparel and accessories B2C e-commerce operators. We also compete for customer’s spending with traditional department stores, other international or domestic store-based fashion retailers and apparel companies that distribute branded apparel and accessories through non- proprietary retail or department stores. We compete with competitors operating in physical stores on the basis of our Internet platform, our extensive customer data, our experience in sales and marketing and our ability to quickly roll out new products.

We believe we are well-positioned to effectively compete on the basis of the above listed competition factors. However, our competitors may have longer operating histories, better brand recognition, greater levels of customer trust, stronger platform management capabilities, better advertising and supplier relationships, a stronger sales force and/or greater financial, technical or marketing resources than we do. We may also face competition from new entrants in our market.

Insurance

We maintain property insurance policies with a reputable insurance company covering our equipment, facilities, inventories and other properties. These insurance policies cover losses due to fire, explosions, floods and a wide range of other natural disasters or accidents. Insurance coverage for our equipment, facilities, inventories, and other properties in China amounted to approximately RMB403.5 million ($64.1 million) as of December 31, 2011. We also maintain the following insurance policies as of December 31, 2011:

•                 product liability insurance for the products sold by us;

•                 public liability insurance for business activities conducted in our franchised and directly operated retail stores, offices and warehouses;

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

The establishment, approval, registered capital requirement and the day-to-day operation matters of wholly foreign-owned enterprises, such as our subsidiaries MecoxLane Mailorder, Mai Wang Trading, Mai Wang Information, MecoxLane Technology and MecoxLane E-commerce, are regulated by the Wholly Foreign-owned Enterprise Law of the PRC effective in 1986, as amended in 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC effective in 1990, as amended in 2001.

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The catalog was issued on December 24, 2011 and came into effect on January 30, 2012, which basically divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the catalog are generally opened to foreign investment unless specifically restricted by other PRC regulations. Establishment of the wholly foreign- owned enterprises is generally permitted in the encouraged industries. Some of the restricted industries are limited to equity or contractual joint ventures, while in some cases the Chinese partner is required to hold the majority interests in such joint ventures. In addition, restricted category projects are also subject to higher-level government approvals. Foreign investors are not allowed to invest in the industries in the prohibited category. The businesses making of sales through our Internet platform, which our PRC subsidiaries are currently engaged in, falls under the restricted category, while sales through our directly operated stores and our franchised stores fall under the permitted category.

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

To further simplify the approval procedures for foreign investment in the distribution sector, the Ministry of Commerce issued the Notice on Delegating Examination and Approval Authorities for Foreign-invested Commercial Enterprises, in September 2008, delegating the power of examination and approval of foreign- invested commercial enterprises to the provincial branches of the Ministry of Commerce except for certain specified items.

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

Regulations Relating to Franchise Businesses

To regulate the franchise industry, the State Council issued the Administration Regulations on Commercial Franchise in February 2007, and the Ministry of Commerce issued the Administration Rules on Filing of Commercial Franchise on December 12, 2011, which became effective on February 1, 2012 and the Notice Concerning Authorizing Provincial Commerce Authorities to Conduct Filings of Commercial Franchise in April 2009. Pursuant to these regulations, a franchisor must be an enterprise with at least two directly operated stores and have been in operation for at least one year. The franchisor should have a mature operating model and the ability to provide operating guidance, technology support and business training to franchisees. The franchisor is required to enter into a written franchise agreement with each of its franchisees, under which the franchisees have the right to terminate this agreement within a designated period. With the exception of renewed franchise agreements, the term of a franchise agreement must be no less than three years, unless otherwise agreed to by the franchisee.

A franchisor is required to file its business license, sample franchise agreement and other documents to the state or provincial commerce authority where it is registered for record within 15 days following the execution of its first franchise agreement with a franchisee inside China. If the franchisor conducts franchise business in two or more municipalities, provinces or autonomous regions, it is required to file with the Ministry of Commerce The Ministry of Commerce may entrust provincial commerce authorities to complete the archival filing of commercial franchises carried out in more than one province, autonomous region, or municipality. Foreign franchisors are also required to file the documents with the Ministry of Commerce. Moreover, the franchisor must file information regarding the execution, withdrawal, renewal of and amendment to franchise agreements to the commerce authority for record before March 31 of each year. The changes in the recorded information of the franchisor concerning registered information of franchisor in Administration of Industrial and Commercial, business resources information and stores distribution of all domestic franchisees should also be filed with the relevant commerce authority within 30 days following the occurrence of these changes. For a franchisor failing to file in accordance with these regulations, the relevant commerce authority may order it to comply within a designated time frame and impose a fine ranging from RMB10,000 to RMB50,000. If the franchisor fails to comply as ordered, the relevant commerce authority may impose another fine ranging from RMB50,000 to RMB100,000 and publicly announce the franchisor’s violation.

The Administration Regulations on Information Disclosure for Commercial Franchise, issued by the Ministry of Commerce on February 23, 2011, which came to be effective on April 1, 2012, further requires a franchisor to disclose its basic information, ownership of business resources, franchise fees charged, products, services and equipments to be provided as well as other information to any franchisees at least 30 days prior to the execution of the franchise agreement. Our franchise operations in China are subject to the above rules.

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

The PRC Corporate Income Tax Law also provides that enterprises established outside China whose “effective management” is located in China are considered “resident enterprises” and will generally be subject to the uniform 25% corporate income tax rate as to their global income. Under the implementation regulations, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise.

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

Pursuant to the Notice of the SAFE on Relevant Issues concerning Foreign Exchange Administration of Financing and Return Investments Undertaken by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Notice No. 75, effective in November 2005, and its implemental rules effective in July 2011: (i) a PRC resident, must register with the competent SAFE branch if the PRC resident establishes or controls an offshore special purpose vehicle for the purpose of capital financing with assets or equities of PRC companies; (ii) when a PRC resident contributes assets or equity interests it owns in a domestic enterprise to an offshore special purpose vehicle, or engages in overseas financing after such contributing, such PRC resident must register its interest in the offshore special purpose vehicle or any change to its interest in the offshore special purpose vehicle with the local SAFE branch; (iii) any PRC resident that is a shareholder of an offshore special purpose vehicle must amend its SAFE registration with respect to that offshore special purpose vehicle in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital . Pursuant to the SAFE Notice No. 75 and its implemental rules, any failure to comply with these registration procedures may result in penalties, including the imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute any dividends to the offshore special purpose vehicle.

SAFE issued the Implementation Rules of the Administration Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, in January 2007, and its relevant guidance in March 2007, requiring PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan shall, through the PRC subsidiary of such overseas listed company or other qualified PRC agents, register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income from the sale of shares or dividends distributed by the overseas listed company must be remitted into China. In addition, the overseas listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, as well as open foreign currency accounts to handle transactions relating to the share option or other share incentive plan. In February 2012, SAFE promulgated the Notice on Issues concerning the Foreign Exchange Administration for

Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, which supersedes a previous notice issued by SAFE in March 2007 and requires domestic employees who participate in any stock incentive plan including employee stock holding plan, share option plan or similar plans in an overseas-listed company to register with the relevant local SAFE branch through a PRC agent and complete certain other procedures. A PRC agent shall be a domestic company participating in the stock incentive plan or a domestic institution that is qualified to engage in assets custodian business and has been duly designated by such domestic company. We and our PRC domestic employees who have been granted share options are subject to these rules.

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

C.                                    Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

(A)  Shanghai Mecox Lane Shopping Co., Ltd. is our VIE in China and is 60% owned by Mr. Paul Bang Zhang, 10% owned by Mr. Guisheng Liu, our employee, and 30% owned by Mr. Yi Xu, our employee.

(B)   Shanghai Rampage Shopping Co., Ltd. is our VIE in China and is 50% owned by Mr. Paul Bang Zhang, 25% owned by Mr. Guisheng Liu and 25% owned by Mr. Yi Xu.

(C)   The following list sets forth MecoxLane Shopping’s wholly-owned subsidiaries, which were incorporated to facilitate our directly operated retail store operations in local markets: (1) Hangzhou Mecox Lane Shopping Co., Ltd., Ltd., (2) Xi’an Mecox Lane Shopping Co., Ltd., (3) Chengdu Mecox Lane Trade Co., Ltd., (4) Beijing Mecox Lane Shopping Co., Ltd., (5) Nanjing Mecox Lane Trade Co., Ltd., (6) Chongqing Mecox Lane Shopping Co., Ltd., (7) Jinan Mecox Lane Shopping Co., Ltd., (8) Wuxi Mecox Lane Shopping Co., Ltd., (9) Wuhan Mecox Lane Trade Co., Ltd., (10) Shenzhen Mecox Lane Shopping Co., Ltd. (11) Shenyang Mecox Lane Shopping Co., Ltd., (12) Fuzhou Mecox Lane Shopping Co., Ltd., (13) Dalian Mecox Lane Shopping Co., Ltd., (14) Guangzhou Mecox Lane Trade Co., Ltd. (15) Tianjin Mecox Lane Stores Co., Ltd., and (16) Qingdao Mecox Lane Trade Co., Ltd.

D.            Property, Plant and Equipment

We won the bid for land use right of a parcel of land with 133,542 square meters for our logistics center and warehouse in Wujiang, Jiangsu Province, obtained a land use right certificate in December 2011 and currently are in the process of construction.

We are headquartered in Shanghai and have leased an aggregate of over 100,000 square meters of office, warehouse and call center spaces in Shanghai, Beijing, Chengdu and Guangzhou. The following table sets forth a summary of the leased properties with an area of more than 100 square meters as of the date of this annual report:

Location	Space (in square meters)		Usage of Property	Expiration Time

Xuhui District, Shanghai	3,488		Call Center (Customer service)	February 2013
	1,839		Call Center (Out-bound)	December 2012
	1,923		Management and Administration	June 2013
	1,923		Product Development and Design	June 2013
	967		Retail	August 2012
	960		E-commerce	June 2013
	685	*	Photography	June 2013
Songjiang District, Shanghai	13,443		Warehouse	September 2012
	16,703		Warehouse	December 2013
	15,000	**	Warehouse	December 2013
	9,288		Warehouse	May 2014
	3,680		Warehouse	October 2014
Beijing	4,300		Warehouse	May 2012
	7,512		Warehouse	March 2013
Chengdu	6,736		Warehouse	July 2012
Guangzhou	12,500		Warehouse	April 2014

* The sum of space under multiple leases.

** We have the right to lease the expanded warehouse up to 30,000 square meters.

ITEM 4A            UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This annual report on Form 20-F contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.         Operating Results

Overview

We operate one of China’s leading Internet platforms for apparel and accessories as measured by revenues in 2011, according to iResearch. We generated net revenues of $177.7 million, $227.5 million and $217.9 million in 2009, 2010 and 2011. We generated net income of $7.2 million and $4.4 million in 2009 and 2010, respectively, and incurred net loss of $33.3 million in 2011. We generated adjusted net income, a financial measure not in accordance with U.S. GAAP, of $9.8 million and $7.8 million in 2009 and 2010, respectively, and incurred adjusted net loss of $28.9 million in 2011.

We define adjusted net income, a non-GAAP financial measure, as net income excluding share-based compensation expenses. We review adjusted net income together with net income to better understand our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income is that it does not include all items that impact our net income for the relevant period. In addition, because adjusted net income is not calculated in the same manner by all companies, it may not be comparable to similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income in isolation from or as an alternative to net income prepared in accordance with U.S. GAAP.

Factors Affecting Our Results of Operations

Our operating results and financial condition depend on a number of factors, including:

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

Levels of Per Capita Disposable Income and Consumer Spending

The levels of per capita disposable income and consumer spending in China have risen significantly in recent years as a result of strong economic growth. From 2010 to 2011, according to the National Bureau of Statistics of China, per capita annual consumption expenditure among urban households in China increased at a rate of approximately 12.5% from approximately RMB13,471 in 2010 to approximately RMB15,161 ($2,408.8) in 2011.

We believe the increases in per capita disposable income and consumer spending have resulted in an increase in the demand for apparel and accessories products, particularly among young urban women. We position our products to target primarily young urban women in China who seek fashion products. We believe that our product positioning enables us to tap into attractive consumer segments with strong growth potential. Consumers in China have also tended to shift their spending more towards the consumption of fashion apparel and accessories.

Growth of Internet Penetration and B2C E-commerce in China

With the growing popularity of B2C e-commerce in China, sales through our Internet platform, particularly our e-commerce website, have achieved significant growth. China’s growing Internet user base has fueled the growth of e-commerce in China. According to the CNNIC, in June 2008, China surpassed the United States as the country with the highest number of Internet users in the world. There were 513 million Internet users in China as of the end of 2011, and 98.9% of all households with Internet access use broadband, according to CNNIC. The total sales revenues of the B2C e-commerce market for apparel and accessories in China reached RMB145.5 billion ($23.1 billion) in 2011, according to iResearch. With the growing popularity of B2C e-e-commerce, the number of orders placed via our e-commerce website increased from approximately 0.9 million in 2007 to approximately 8.1 million in 2011, and the number of active customers of our e-commerce website increased from approximately 0.3 million as of December 31, 2007 to approximately 2.0 million as of December 31, 2011. However, Internet use and Internet shopping penetration ratios in China remain low compared to developed countries. With the Internet becoming increasingly popular among Chinese consumers, B2C e-e-commerce in China possesses great potential.

Effectiveness of Our Marketing Activities

Our management has over 15 years of experience with various marketing approaches and customer segmentation in China and our sophisticated data analysis helps us achieve highly-targeted, effective and cost-efficient marketing. We utilize direct marketing tools, including online advertising, circulation of catalogs, targeted e-mails, text messaging and out-bound calls, to attract new customers and increase customer spending over our Internet platform. We regularly analyze our extensive customer database, segment customers and circulate promotion information based on customers’ consumption habits and preferences. To enhance the efficiency of online advertising, we typically pay advertising fees based on the percentage of actual sales generated from advertising activities. Compared to mass marketing, we believe these targeted marketing efforts help us cost-effectively increase sales over our Internet platform.

We also conduct various other marketing and promotion activities such as print media advertising, loyalty programs and fashion shows to enhance our brand awareness and increase customer loyalty. As a result, the number of our active customers of our Internet platform increased from approximately 1.4 million as of December 31, 2010 to approximately 2.0 million as of December 31, 2011. To control marketing costs, we usually conduct test marketing prior to launching new products to predict specific sources of demand, growth potential and acceptable selling prices of our products. We also carry out test marketing to analyze the effectiveness of each marketing approach before rollout of mass marketing. This approach helps us minimize customer acquisition costs and improve the return-on-investment on our marketing activities.

Our Product Offerings and Pricing

Our current featured product categories consist of apparel and accessories, home products, beauty and healthcare products, and other products. Our margins vary across different categories of products. Beauty and healthcare products usually sell at higher margins than our other products. Women’s apparel and accessories also sell at relatively high margins compared to other products.

We generally generate higher margins by selling our proprietary brands compared to third-party branded products, because we retain full brand premium for our own branded products. We realized higher gross margins for sales through our franchised and directly operated stores compared to our Internet platform and call center primarily because we typically only sell our own branded apparel and accessories products in our physical stores. We design our branded apparel and accessories in-house and promote the fast-fashion concept by rolling out our products at the forefront of fashion trends. We offered 17,164 SKUs of apparel and accessories under our proprietary Euromoda and Rampage brands in 2011.

We believe the value-for-money fashion segment presents promising market opportunities. We have implemented a value-for-money strategy to increase sales and to provide our customers with affordable fashion apparel. We promote fast fashion apparel and accessories while pricing products as low as one third to one half the price of comparable products sold in department stores. We believe our beauty and healthcare products are priced as much as 50% lower than comparable products offered on television shopping programs. We generally adopt a unified price to end customers across our sales platforms for the same product during most of its lifecycle.

Control of Product Sourcing Cost and Operating Expenses

Third-party suppliers manufacture our products, and product sourcing costs typically account for a majority of our cost of goods sold. Fluctuations in our product sourcing costs affect our ability to price our product competitively and our results of operations. We strictly control our product sourcing costs. In particular, our product management team sourced products from a network of OEM suppliers across China, which allowed us to benefit from low manufacturing cost while maintaining high product quality. When our product management team selects an OEM supplier for a particularly order of apparel and accessories, a separate team will contact other OEM suppliers for another quote based on the same quality requirements. This independent bidding process allows us to control costs and closely manage the sourcing process.

With the expansion of our business, we have experienced increases in operating expenses, including compensation and benefit expenses for our logistics and corporate office employees, rental of and depreciation related to logistics center and corporate facilities, marketing and advertising expenses. To cost efficiently manage our rapid growth in recent years, we have employed strict internal processes and policies to control our operating expenses.

Net Revenues

The following table sets forth our net revenues by segment both in absolute amount and as a percentage of total net revenues for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	(in thousands of $, except percentage)
		%		%		%
Net revenues:
Internet platform	51,525	29.0	108,157	47.6	118,502	54.4
Call center	77,837	43.8	70,611	31.0	52,784	24.2
Directly operated stores	37,388	21.0	30,710	13.5	25,770	11.8
Franchised stores	10,939	6.2	18,063	7.9	20,838	9.6
Total net revenues	177,689	100.0	227,541	100.0	217,894	100.0

In 2009, 2010 and 2011, we generated net revenues of $177.7 million, $227.5 million and $217.9 million, respectively. We have derived our revenues from four segments: (i) our Internet platform, consisting of sales through our M18.com e-commerce website, (ii) call center, consisting of sales through our call center, (iii) directly operated stores, consisting of sales through our directly operated stores and (iv) franchised stores, consisting of sales to our franchisees who operate franchised stores. Our Internet platform accounted for 54.4% of our net revenues in 2011. Our revenues include shipping and handling fees we charge our Internet platform and call center customers and are presented net of PRC value-added tax, business tax and related surcharges.

Our net revenues are subject to seasonal fluctuations. For example, our net revenues are usually lower during the Chinese New Year period when customers tend to do less online shopping. Our net revenues in July and August also tend to be lower than in other months because our summer apparel products usually have lower unit prices compared to our apparel products for the autumn and winter seasons.

Internet Platform.     We directly market and sell apparel and accessories, home products, beauty and healthcare products, and other products through our Internet platform. We recognize revenues at the time the end customers receive the relevant products, typically within a few days of shipment.

The following table illustrates the numbers of average monthly unique visitors and monthly page views of our website, customers making purchases through our Internet platform and purchase orders in the three years ended December 31, 2011:

	For the Year Ended December 31,
	2009	2010	2011
	(in thousands)
Number of average monthly unique visitors of our website	5,951.1	18,209.3	21,874.8
Number of page views of our website in the last month of each period	198,858.9	282,614.0	188,099.3
Number of customers making purchase through our Internet platform	811. 7	1,434.1	2,046.4
Number of purchase orders placed through our Internet platform	3,073.6	7,050.6	8,134.8

Almost all the products we offer are available on our e-commerce website. Once a customer places an order via our M18.com e-commerce website, our logistics center will package the products to be shipped. We deliver our products nationwide via a network of third-party express courier companies and EMS. Customers have a number of payment options, including COD, online payment, wire transfer and postal remittance. COD via third- party express courier companies is available to customers in over 1,050 cities in China. Third-party express courier companies and EMS collect payment from customers at the point of delivery.

Call Center.     We directly market and sell the products, including apparel and accessories, home products, beauty and healthcare products, and other products through our call center. Certain of our customers become aware of our products primarily from our catalogs and our out-bound calls. Our catalogs feature all the main categories of our products. Our out-bound call center primarily markets and sells beauty and healthcare products. After customers confirm orders over the telephone, we generally deliver orders via third-party express courier companies and collect payment through COD. We recognize revenues at the time the end customers receive the relevant products, typically within a few days of shipment.

The following table illustrates certain operating data of our call center in the three years ended December 31, 2011:

	For the Year Ended December 31,
	2009	2010	2011
	(in thousands)
Number of customers making purchase through our call center	1,067.3	816.5	454.8
Number of purchase orders placed through our call center	3,144.3	2,436.5	1,255.2

Stores.     We have offered women’s apparel and accessories in physical stores under our own Euromoda and Rampage brands since 2006 and 2009, respectively.

The following table presents selected operating data of our physical stores as of the dates indicated:

	For the Year Ended December 31,
	2009	2010	2011
Number of Stores
Directly operated stores	177	124	118
Franchised stores	225	327	282
All stores	402	451	400
Total store size of our directly operated stores in square meters	20,688	12,549	11,704

The following table presents selected operating data of our physical stores for 2009, 2010 and 2011:

	For the Year Ended December 31,
	2009	2010	2011
Average number of directly operated stores in operation	157	151	117
Average number of franchised stores in operation	99	304	306
Average total number of stores in operation(1)	256	455	423

(1)  Average total number of stores in operation equals the sum of the number of stores at the end of each month in the applicable period, divided by the number of months in the period.

In order to lower our operating expenses, we have converted some of our directly operated stores, particularly those in second- and third-tier cities, to franchised stores, the owners of which tend to be more familiar with the local market. In 2009, 2010 and 2011, we converted 21, 35 and three directly operated stores to franchised stores, respectively. Since 2011, we have closed certain franchised and directly-owned stores as the operation performances of these stores did not meet our expectations. We expect this trend to continue in the foreseeable future. We will also start to explore all strategic options regarding our store-based retail operations.

Our franchisees generally enter into annual ordering agreements with us. They typically make a down payment upon placing orders, with the balance of the purchase price fully paid before shipment. Under our arrangements with a portion of the franchisees, we are not responsible for franchised stores’ inventories but allow for a 10% return rate with respect to the unsold merchandise of the current season. Other franchisees selling our products on a consignment basis may return 100% of unsold merchandise. When products are held by the franchisee on a consignment basis, we recognize revenues from sales to franchisees upon sale to the end customers. Consignment sales are recorded net of the amount retained by the franchisee. Because we do not have verifiable data on franchised stores’ sizes and their sales to end customers, and these data are not directly linked to our financial results, we do not review the operating results of the franchised stores in the same way as we review those of our directly operated stores.

For our directly operated stores, we generally collect sales proceeds at the points of sale. We are generally able to shorten our receivables period compared to retailers that lease concession areas from department stores, as we usually do not need to grant department stores credit periods.

Cost of Goods Sold (Excluding Depreciation and Amortization, or ex-D&A)

The following table sets forth our cost of goods sold by platform and by type of cost for the periods indicated both in absolute amount and as a percentage of total net revenues.

	For the Year Ended December 31,
	2009		2010		2011
	(in thousands of $, except for percentage)
		%		%		%
Cost of goods sold by platform:
Internet platform	32,136	18.1	71,444	31.4	92,688	42.5
Call center	42,354	23.8	35,945	15.8	24,400	11.2
Directly operated stores	16,055	9.0	13,522	5.9	12,914	5.9
Franchised stores	6,512	3.7	11,731	5.2	14,737	6.8
Total	97,057	54.6	132,642	58.3	144,739	66.4
Cost of goods sold by type of cost:
Cost of merchandise sold	86,655	48.8	117,941	51.8	121,647	55.8
Customer shipping and handling costs	10,027	5.6	13,752	6.1	15,191	7.0
Merchandise inventory write-down and shortage	375	0.2	949	0.4	7,901	3.6
Total	97,057	54.6	132,642	58.3	144,739	66.4

Our cost of goods sold ex-D&A primarily consists of cost of merchandise sold, customer shipping and handling costs, and merchandise inventory write-down and shortage. In 2009, 2010 and 2011, our cost of goods sold ex-D&A were $97.1 million, $132.6 million and $144.7 million, representing 54.6%, 58.3% and 66.4% of our net revenues for the same periods, respectively.

Most of our products are manufactured by third-party suppliers and our product sourcing cost, or the cost of merchandise sold, accounted for a substantial portion of our cost of goods sold ex-D&A. In 2009, 2010 and 2011, cost of merchandise sold was $86.7 million, $117.9 million and $121.6 million, representing 48.8%, 51.8% and 55.8% of our net revenues for the same periods, respectively. We expect our cost of goods sold to increase as we plan to introduce more third-party branded products through our Internet platform, for which product sourcing costs are typically higher than for our own branded products.

In 2009, 2010 and 2011, we recorded customer shipping and handling costs of $10.0 million, $13.8 million and $15.2 million, in our cost of goods sold ex-D&A, representing 5.6%, 6.1% and 7.0% of our net revenues for the same periods, respectively. Our customer shipping and handling costs include the expenses for us to ship our products to our end customers and franchisees. As usually large volumes of products are delivered per shipment to our franchisees, the unit charges for such shipping are usually low compared to our shipping to end customers. We expect the customer shipping and handling costs as a percentage of our net revenues to increase due to the increased market price of the shipping service and lowered promised delivery time.

We write down the cost of slow-moving and excess inventory to the estimated market value based on the historical and forecast demand, and such write-down is recorded as part of cost of goods sold ex-D&A.

Operating Expenses

Our operating expenses were $71.8 million, $89.9 million and $108.0 million in 2009, 2010 and 2011, respectively.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses primarily consist of compensation and benefits for our employees, marketing and advertising expenses, rental of directly operated stores, call centers, logistics center and corporate facilities, costs of sample product development, freight expenses associated with moving merchandise from our logistics center to stores, and legal, finance, information systems and other corporate overhead expenses. Our selling, general and administrative expenses also include share-based compensation expenses, as described below. In 2009, 2010 and 2011, our selling, general and administrative expenses were $68.5 million $86.2 million and $104.5 million, representing 38.6%, 37.9% and 48.0% of our net revenues for the same periods, respectively. We expect our selling, general and administrative expenses to increase mainly due to an increase in the price of Internet marketing, and mandatory increases in minimum wages and social insurance.

In 2009, 2010 and 2011, our compensation and benefit expenses were $25.9 million, $38.1 million and $46.8 million, representing 14.6%, 16.7% and 21.5%, of our net revenues for the same periods, respectively. In 2009, 2010 and 2011, our compensation and benefit expenses, excluding share-based compensation, were $23.3 million, $34.8 million and $42.4 million, representing 13.1%, 15.3% and 19.5% of our net revenues for the same periods, respectively. The increase in compensation and benefit expenses was primarily due to the increases of minimum wages, mandatory increase in social insurance and the number of our employees to support our growing business.

In 2009, 2010 and 2011, our marketing and advertising expenses were $20.8 million, $24.0 million and $29.0 million, representing 11.7%, 10.5 % and 13.3% of our net revenues for the same periods, respectively. We continue to analyze the effectiveness and return on investment of each marketing tool. We devote efforts to identifying cost-effective marketing approaches and optimizing our marketing activities.

In 2009, 2010 and 2011, our rental expenses for our directly operated stores, call centers, logistics center and corporate facilities were $9.7 million, $10.1 million and $11.1 million, representing 5.4%, 4.5% and 5.1% of our net revenues for the same periods, respectively. A small portion of our leases provided for variable rents according to our stores’ sales amounts. The increase in rental expenses in absolute numbers was primarily due to our expansion of logistic centers.

Depreciation and Amortization Expenses.  Our depreciation and amortization expenses primarily consist of depreciation expenses in connection with leasehold improvements for our directly operated stores, call centers, logistics center and corporate facilities. In 2009, 2010 and 2011, our depreciation and amortization expenses were $3.6 million, $4.5 million and $4.4 million, respectively. The increase in our depreciation and amortization expenses in 2010 was primarily due to the expansion of our logistics center and directly operated stores. The decrease in 2011 was mainly caused by certain leasehold improvements having been fully depreciated.

Share-based Compensation Expenses.  In December 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan. The maximum number of shares that may be issued under the 2006 Plan is 63,456,083 ordinary shares. As of December 31, 2011, options to purchase 19,240,253 ordinary shares were outstanding, and there were no additional shares available under the 2006 Plan for future grants.

In January 2008, we adopted the 2008 Stock Option Plan, or the 2008 Plan. A maximum of 57,370,401 ordinary shares may be issued under the 2008 Plan. Options to purchase 47,170,372 ordinary shares were outstanding as of December 31, 2011.

In October 2010, we adopted the 2011 Share Incentive Plan, or the 2011 Plan. A maximum of 25,358,047 shares may be issued under the 2010 Plan. Options to purchase 10,100,000 ordinary shares and restricted shares underlying 11,678,047 ordinary shares were outstanding as of December 31, 2011.

We recognized share-based compensation expense of $2.6 million, $3.3 million and $4.4 million, for the years ended December 31, 2009, 2010, and 2011, respectively. of which $1.5 million resulted from the modification of certain options during the year ended December 31, 2011.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. Our subsidiaries in Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

Until December 31, 2007, most of our subsidiaries operating in the PRC were subject to PRC income tax at the statutory rate of 33% (30% national income tax plus 3% local income tax) on their PRC taxable income. Two of our operating PRC subsidiaries, MecoxLane Mailorder and Mai Wang Trading, were registered in the Pudong New District, Shanghai, and were subject to a 15% tax rate pursuant to local tax preferential arrangements.

On January 1, 2008, the PRC Corporate Income Tax Law took effect. The PRC Corporate Income Tax Law applies a uniform 25% corporate income tax rate to both foreign-invested enterprises and domestic enterprises, unless tax incentives are granted to special industries and projects. Because Mai Wang Information is qualified as a software enterprise, it enjoyed a corporate income tax exemption in 2009 and 2010 and will continue to be entitled to a 50% reduction of its applicable income tax rate from 2011 to 2013. The reduced applicable income tax rate of Mai Wang Information will be 12.5% from 2011 to 2013. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then-effective tax laws and administrative regulations continue to enjoy preferential tax treatment within a five-year transitional period starting from January 1, 2008. MecoxLane Mailorder and Mai Wang Trading were and will be subject to an income tax rate of 18%, 20%, 22% and 24% for the four years ending December 31, 2008, 2009, 2010 and 2011, respectively, and a rate of 25% thereafter. Our other significant PRC subsidiaries and VIEs are subject to the corporate income tax with the tax rate of 25%.

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

The PRC Corporate Income Tax Law provides that enterprises established outside China whose “effective management” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% corporate income tax rate as to their global income. Under the implementation regulations, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. We may be deemed to be a PRC resident enterprise under the PRC Corporate Income Tax Law and be subject to the PRC corporate income tax at the rate of 25% on our worldwide income.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

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

Revenue Recognition

We recognize revenue from the sale of both our own and third-party apparel and accessories, home products, healthcare products and other merchandise through our online platform, including our call centers and Internet website, and from the sale of merchandise through our stores. We recognize revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured.

We utilize delivery service providers when sales are made through our online platform. We accept credit card and debit card payments or cash-on-delivery, or COD, for products ordered through our website and call center. Credit and debit card receivables as of December 31, 2010 and 2011 are immaterial. We normally collect credit and debit card receivables within three to four days after the sale. Credit and debit card processing fees are recorded in selling, general and administrative expenses and were immaterial for all periods presented. For COD sales, the delivery service providers are responsible for collecting payment from the customer at the point of delivery. We estimate and defer revenue and the related product costs for shipments that are in-transit to the customer. Revenue is recognized at the time the customer receives the product which is typically within a few days of shipment. Amounts collected by delivery service providers but not remitted to us are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery are classified as advances from customers. We pay a fee to the delivery service provider and records such fee in cost of goods sold.

We evaluate whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions when selling third-party products. We record such sales on a gross basis because we have several, if not all, of the following indicators for gross reporting: we are primarily obligated in the transaction, are subject to inventory risk and have latitude in establishing prices and selecting suppliers.

We recognize revenue from our own retail stores at the point of sale.

We allow customers from our online platform and own retail stores to return product within 10 to 30 days of the sale, depending on the nature of the customer. We estimate sales returns for such sales based on our own historical return experience.

We recognize revenues from sales to franchisees upon sale to the ultimate customer when products are held by the franchisee on a consignment basis as the consignment agreements allows the franchisee to return 100% of unsold merchandise at any given point of time. Consignment sales are recorded net of the amount retained by the franchisee, which is calculated based on a fixed percentage of the retail price of the merchandise sold. Sales to franchisees on a non-consignment basis are recognized as revenue upon delivery.

Other franchisees are permitted to return product within certain windows of time, generally based upon the seasons of the year, limited to 10% of the specific order placed. We record the full 10% of the sales price as reduction of revenue based on historical return experience.

Inventories

Merchandise inventory is stated at the lower of cost or market. Cost of merchandise inventory is determined using the weighted average cost method. Slow-moving or excess inventories may be disposed of through our Internet clearance sales, catalog clearance sales and other liquidations. We record valuation adjustments to our inventories if the cost of specific inventory items on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the item of inventory. We perform a detailed review of our inventory levels and an analytical evaluation of aged inventories on a monthly basis to identify inventory items that either are currently, or will become, slow-moving. We compare the on-hand units and season-to-date unit sales (including actual selling prices) to the sales trend and estimated prices required to sell the current units in the future, which enables us to estimate the amount which may have to be sold below cost. These estimates are based on management’s judgment regarding future demand and market conditions, analysis of historical experience, the inventory level in each platform, and the effect of the expected introduction of new products. If actual demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected by adjustments to these estimates. Inventory write-downs are recorded in cost of goods sold in the consolidated statements of operations. We also record inventory loss adjustments for estimated physical inventory losses since the date of the last physical inventory. These estimates are based on management’s analysis of historical results and operating trends. Our shortage estimates can be affected by changes in merchandise mix and changes in actual shortage trends. Historically, actual shortage has not differed materially from our estimates. We recorded $0.4 million, $0.9 million and $7.9 million of inventory write-downs and shortages in 2009, 2010 and 2011, respectively.

Share-Based Compensation

We measure share-based compensation cost based on the grant date fair value. The fair value of the award,

net of estimated forfeitures, is recognized as compensation expenses over the period during which the recipient is required to provide services in exchange for the award, which is generally the vesting period.

We are responsible for estimating the fair value of options and ordinary shares. The determination of fair value requires us to make complex and subjective judgments about projected financial and operating results. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, volatility of our share prices and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of share-based compensation expenses we recognize in our consolidated financial statements.

During the period beginning from the completion of our initial public offering and ending on December 31, 2010, we issued options to purchase 1,000,000 ordinary shares at an exercise price of $1.14 on October 26, 2010. We determined the fair value of the ordinary shares for the above option awards of $1.57 based on the Company’s share price at initial public offering on the NASDAQ market on October 26, 2010.

We issued options to purchase 14,540,000 ordinary shares at a weighted average exercise price of $0.16 in 2011. We determined the weighted average fair value of the ordinary shares for the above options awards of $0.34 based on the closing price of our ADSs of the latest trading day before the grant date.

In October 2011, we granted 11,678,047 restricted shares at the purchase price of $0.0001 per share. We determined the fair value of the ordinary shares for the above restricted shares awards of $1.27 based on the closing price of our ADS of October 3, 2011.

In December 2011, 76,110,625 options were modified to reduce their exercise prices to the then fair value of our ordinary shares as of December 15, 2011, based on the closing price of our ADS. Upon modification, the incremental compensation cost was measured as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms were modified. The incremental compensation cost is recognized in the period the modification occurs for the vested award or over the remaining vesting period for the non-vested award.

For the purpose of determining the estimated fair value of our share options, we believe that the expected volatility is the most sensitive assumptions since we have limited trading histories at the date we granted our options. Changes in the volatility assumption could significantly impact the estimated fair values of the options calculated by the Black-Scholes option pricing model. Expected volatility is estimated based upon the average stock price volatility of comparable companies over a period commensurate with the expected term of the options. When estimating expected volatility of the share price of a nonpublic entity, historical volatility of other companies in a similar industry group.

Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including estimated forfeitures. We estimate the forfeitures of our share options based on past employee retention rates and our expectations of future retention rates, and we prospectively revise our forfeiture rates based on actual history. Our share-based compensation expense may change based on changes to our actual forfeitures. Our actual share-based compensation expense may be materially different from our current expectations.

As of December 31, 2011, we had $5.5 million of unrecognized compensation cost related to non-vested share-based compensation awards, which we expect to recognize over a weighted-average period of 2.0 years.

Consolidation of VIEs

Chinese regulations require foreign-invested retail enterprises to go through an additional approval process, not required of domestic retail enterprises, each time they open a new retail store. In order to comply with these foreign ownership restrictions, we operate our physical stores through MecoxLane Shopping. We conduct the business of wholesale and retail of apparel and accessories in the brand name of Rampage in China through Rampage Shopping. We also operate our e-commerce business through MecoxLane Information. We have entered into a series of contractual arrangements with MecoxLane Shopping, Rampage Shopping, MecoxLane Information and their respective equity owners. As a result of these contractual arrangements, we have the ability to effectively control MecoxLane Shopping, Rampage Shopping and MecoxLane Information, and we are considered the primary beneficiary of MecoxLane Shopping, Rampage Shopping and MecoxLane Information. Accordingly, MecoxLane Shopping, Rampage Shopping and MecoxLane Information are VIEs of our company under U.S. GAAP and we consolidate the results in our consolidated financial statements. We have consulted our PRC legal counsel in assessing our ability to control MecoxLane Shopping, Rampage Shopping and MecoxLane Information through these contractual arrangements. Any changes in PRC laws and regulations that affect our ability to control MecoxLane Shopping, Rampage Shopping and MecoxLane Information might preclude us from consolidating MecoxLane Shopping, Rampage Shopping and MecoxLane Information in the future.

Income Tax and Valuation Allowance against Deferred Tax Assets

We estimate income tax expense for each jurisdiction in which we operate and for each period presented, which includes estimating current tax exposure as well as assessing realizable deferred tax assets and deferred tax liabilities. As of December 31, 2009 and 2010 and 2011, our deferred tax assets were $1.7 million, $2.9 million and $0.3 million, respectively, primarily resulting from temporary differences between our accounting and tax bases. We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in our consolidated financial statements, and net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. If we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our valuation allowance would increase our net income in the period such determination was made. Likewise, if we determined that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would be charged to our consolidated statements of operations in the period such determination is made. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. Significant management judgment based upon the possible sources of taxable income, and the evidence available for each possible sources of taxable income on a jurisdiction by jurisdiction basis, is required in determining income tax expense and deferred tax assets and liabilities. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on our ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. We recognized a valuation allowance of $105,636, $163,872 and $10,581,473 at December 31, 2009, 2010 and 2011, respectively.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for 2009 and 2010, we noted certain significant deficiencies in our internal controls over financial reporting as defined in the standards established by the PCAOB, primarily related to the documentation of certain non-routine transactions and lack of efficient inventory security. In connection with the audit of our consolidated financial statements for 2011, we noted one significant deficiency in our internal controls related to the operating effectiveness of the initial review of account reconciliation for unusual reconciling items for further investigation. We have not noted any material weakness, as defined in the standards established by the PCAOB, in our internal controls over financial reporting. We have begun the process to remediate these control deficiencies by adopting several measures, such as engaging a consulting firm to facilitate the design and implementation of our internal control system and hiring additional accounting personnel with U.S. GAAP and Sarbanes-Oxley Act compliance experience as well as installing security equipment in our warehouses, retaining an external security firm and conducting periodical stock count on a timely basis.

However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See Item 3.D. “Key Information—Risk Factors—Risks Related to Our Business—If we fail to establish or maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may, therefore, be adversely impacted.”

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The ASU is the result of joint efforts by the FASB and International Accounting Standard Board (“IASB”) to develop a single, converged fair value framework-that is, converged guidance on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands Accounting Standards Codification (“ASC”) 820, Fair Value Measurement’s, existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and International Financial Reporting Standards (“IFRSs”). However, some could change how the fair value measurement guidance in ASC 820 is applied. The ASU is effective for interim and annual periods beginning after December 15, 2011 for public entities. We do not believe that the adoption of this ASU will have a material effect on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income. The ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, Comprehensive Income, and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This ASU defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for public entities. We do not believe that adoption of these ASUs will have a material effect on its consolidated financial statements.

On December 16, 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which contains new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under US GAAP more comparable to those prepared under IFRSs. To facilitate comparison between financial statements prepared under US GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein; retrospective application is required. We do not believe that the adoption of this ASU will have a material effect on its consolidated financial statements.

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

	For the Year Ended December 31,
	2009		2010		2011
	(in thousands of $, except for percentage)
		%		%		%
Net revenues:
Internet platform	51,525	29.0	108,157	47.6	118,502	54.4
Call center	77,837	43.8	70,611	31.0	52,784	24.2
Directly operated stores	37,388	21.0	30,710	13.5	25,770	11.8
Franchised stores	10,939	6.2	18,063	7.9	20,838	9.6
Total net revenues	177,689	100.0	227,541	100.0	217,894	100.0
Cost of goods sold(excluding depreciation and amortization):
Internet platform	32,136	18.1	71,444	31.4	92,688	42.5
Call center	42,354	23.8	35,945	15.8	24,400	11.2
Directly operated stores	16,055	9.0	13,522	5.9	12,914	5.9
Franchised stores	6,512	3.7	11,731	5.2	14,737	6.8
Total cost of goods sold (excluding depreciation and amortization)	97,057	54.6	132,642	58.3	144,739	66.4
Operating expenses:
Selling, general and administrative expenses	68,505	38.6	86,245	37.9	104,534	48.0
Depreciation and amortization expenses	3,598	2.0	4,468	2.0	4,411	2.0
Other income (loss), net	(254)	(0.1)	(775)	(0.3)	(933)	(0.4)
Total operating expenses	71,849	40.5	89,938	39.6	108,012	49.6
Income (loss) from operations	8,783	4.9	4,961	2.1	(34,857)	(16.0)
Interest income	351	0.2	441	0.2	2,231	1.0
Other income, net	—	—	—	—	2,307	1.1
Income (loss) before income taxes and noncontrolling interests	9,134	5.1	5,402	2.3	(30,319)	(13.9)
Income tax expense	1,922	1.1	958	0.4	2,944	1.4
Net income (loss)	7,212	4.0	4,444	1.9	(33,263)	(15.3)
Accretion of noncontrolling interest	—	—	—	—	257	0.1
Net income (loss) attributable to noncontrolling interests	—	—	14	0.0	(296)	(0.1)
Net income (loss) attributable to the Mecox Lane’s shareholders	7,212	4.0	4,430	1.9	(33,224)	(15.3)

The following table sets forth our net revenues, cost of goods sold and gross profit by segment, both in absolute amount and as a percentage of total net revenues for the period indicated.

	For the Year Ended December 31,
	2009		2010		2011
	(in thousands of $, except for percentage)
		%		%		%
Net revenues:
Internet platform	51,525	29.0	108,157	47.6	118,502	54.4
Call center	77,837	43.8	70,611	31.0	52,784	24.2
Directly operated stores	37,388	21.0	30,710	13.5	25,770	11.8
Franchised stores	10,939	6.2	18,063	7.9	20,838	9.6
Total net revenues	177,689	100.0	227,541	100.0	217,894	100.0
Cost of goods sold(1):
Internet platform	32,136	18.1	71,444	31.4	92,688	42.5
Call center	42,354	23.8	35,945	15.8	24,400	11.2
Directly operated stores	16,055	9.0	13,522	5.9	12,914	5.9
Franchised stores	6,512	3.7	11,731	5.2	14,737	6.8
Total cost of goods sold	97,057	54.6	132,642	58.3	144,739	66.4
Gross profit(1):
Internet platform	19,389	10.9	36,713	16.1	25,814	11.9
Call center	35,483	20.0	34,666	15.2	28,384	13.0
Directly operated stores	21,333	12.0	17,188	7.6	12,856	5.9
Franchised stores	4,427	2.5	6,332	2.8	6,101	2.8
Total gross profit	80,632	45.4	94,899	41.7	73,155	33.6

(1)       Segment cost of goods sold and gross profit reviewed by the chief operating decision maker exclude depreciation and amortization expenses.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues.

Our net revenues decreased by 4.2% from $227.5 million in 2010 to $217.9 million in 2011, mainly due to a decrease in our net revenues from the call center, partially offset by an increase in net revenues from the Internet platform, as explained below.

Internet platform.     Net revenues generated from our Internet platform increased by 9.6% from $108.2 million in 2010 to $118.5 million in 2011. This increase was primarily due to an increase in the number of active customers due to more online advertising and marketing efforts, partially offset by coupons and discount promotions that were offered to customers due to increased industry-wide competition. The number of orders placed via our Internet platform increased from approximately 7.1 million in 2010 to approximately 8.1 million in 2011, and the number of customers making purchases through our Internet platform increased from approximately 1.4 million in 2010 to approximately 2.0 million in 2011. The increase in the number of orders placed via our Internet platform was also partly attributable to our introduction of more products, including third-party branded apparel and accessories products over our Internet platform. The number of SKUs we offered via our Internet platform increased from approximately 42,000 in 2010 to approximately 71,830 in 2011.

Call Center     Net revenues generated from our call center decreased by 25.2% from $70.6 million in 2010 to $52.8 million in 2011. This decrease was primarily due to a decline in orders placed through the call center, which is consistent with the market-wide trend in consumer behavior in China in favor of e-commerce shopping, and to a reduction in the Company’s catalog circulation.

Directly Operated Stores.     Net revenues generated from our directly operated stores decreased by 16.1% to $25.8 million in 2011 from $30.7 million in 2010. The decrease was primarily due to a decline in the number of directly operated stores in operation from an average of 151 stores in 2010 to an average of 117 stores in 2011.

Franchised Stores.     Net revenues generated from sales to our franchisees increased by 15.4% from $18.1 million in 2010 to $20.8 million in 2011. This increase was primarily due to higher average store sales and a slight increase in the number of franchised stores from an average of 304 stores in 2010 to an average of 306 stores in 2011.

Cost of Goods Sold (ex-D&A).     Our cost of goods sold ex-D&A increased by 9.1% from $132.6 million in 2010 to $144.7 million in 2011, due to the increase in goods sold through our Internet platform.

Internet platform.     Cost of goods sold attributable to our Internet platform increased by 29.8% from $71.4 million in 2010 to $92.7 million in 2011. This increase corresponded to the increase in the sales through the Internet platform. For our Internet platform, cost of goods sold as a percentage of net revenues was 78.2% in 2011 compared to 66.1% in 2010. The increase was primarily due to an increase in third-party branded products we offered through our Internet platform in 2011, the profit margin for which is lower than our own branded products.

Call Center     Cost of goods sold attributable to our call center decreased by 32.0% from $35.9 million in 2010 to $24.4 million in 2011. This decrease corresponded to the decrease in sales through call center. For our call center, cost of goods sold as a percentage of net revenues was 46.2% in 2011 compared to 50.9% in 2010.

Directly Operated Stores.     Cost of goods sold attributable to our directly operated stores decreased by 4.4% from $13.5 million in 2010 to $12.9 million in 2011. This decrease was primarily due to the decrease of the number of directly operated stores as explained above. For directly operated stores, cost of goods sold accounted for 50.1% of net revenues in 2011, compared to 44.0% in 2010.

Franchised Stores.     Cost of goods sold attributable to our franchised stores increased by 25.6% from $11.7 million in 2010 to $14.7 million in 2011. This increase was primarily due to an increase in sales from franchised stores.

Segment Gross Profit.     Our total segment gross profit decreased by 22.9% from $94.9 million in 2010 to $73.2 million in 2011 and our total gross margin decreased from 41.7% in 2010 to 33.6% in 2011. The decrease in gross margin was primarily due to the combined effects of (i) the increase in the weighting of the Internet business in total net revenues, which generated a lower margin than other segments (ii) the increase in net revenues from third-party branded products, for which the profit margin is lower than for our own proprietary brands; and (iii) the increase in coupon and discount promotions that were offered to customers primarily due to increased industry-wide competition.

Internet platform Segment.     Gross profit attributable to our Internet platform segment decreased by 29.7% from $36.7 million in 2010 to $25.8 million in 2011. The gross margin for our Internet platform segment was 21.8% in 2011 compared to 33.9% in 2010.

Call Center Segment.     Gross profit attributable to our call center segment decreased by 18.2% from $34.7 million in 2010 to $28.4 million in 2011. The gross margin for our call center segment was 53.8% in 2011 compared to 49.1% in 2010.

Directly Operated Store Segment.    Gross profit attributable to our directly operated store segment decreased by 25.0% from $17.2 million in 2010 to $12.9 million in 2011. The gross margin for our directly operated store segment was 49.9% in 2011 compared to 56.0% in 2010.

Franchised Store Segment.    Gross profit attributable to our franchised store segment increased from $6.3 million in 2010 to $6.1 million in 2011. The gross margin for our franchised store segment was 29.3% in 2011 compared to 35.1% in 2010.

Selling, General and Administrative Expenses.     Our selling, general and administrative expenses increased by 21.2% from $86.2 million in 2010 to $104.5 million for the year ended December 31, 2011. The increase was primarily due to our enhanced marketing and advertising efforts and increased labor expenses. Our compensation and benefit expenses increased by 22.8% from $38.1 million in 2010 to $46.8 million in 2011, primarily due to the mandatory increase of minimum wages and social insurance contribution and the increases of salaries to attract and retain talent.

Our marketing and advertising expenses increased by 20.8% from $24.0 million in 2010 to $29.0 million in 2011, primarily due to our enhanced marketing efforts to promote our products, brands and Internet platform, particularly online advertising.

Rental expenses for our directly operated stores, call centers, logistics center and corporate facilities increased by 9.9% from $10.1 million in 2010 to $11.1 million in 2011, primarily due to the expansion of logistics centers and warehouse.

Depreciation and Amortization.    Our depreciation and amortization decreased slightly by 2.2% from $4.5 million in 2010 to $4.4 million in 2011. The decrease in 2011 was mainly caused by certain leasehold improvements having been fully depreciated.

Income (Loss) from Operations.    As a result of the foregoing, our loss from operation of $34.9 million in 2011, compared to income from operations of $5.0 million in 2010.

Income Tax Expense.     Our income tax expenses increased from $1.0 million in 2010 to $2.9 million in 2011. The increase was due to a valuation allowance of $2.9 million that we provided against our deferred tax assets.

Net Income (Loss).     As a result of the foregoing, our net loss amounted to $33.3 million in 2011, compared to a net income of $4.4 million in 2010. Our adjusted net loss amounted to $28.9 million in 2011, compared to adjusted net income of $7.8 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues.     Our net revenues increased by 28.1% from $177.7 million in 2009 to $227.5 million in 2010, due to the growth of business generated through our Internet platform.

Internet platform.     Net revenues generated from our Internet platform increased by 110.1% from $51.5 million in 2009 to $108.2 million in 2010. This increase was primarily due to an increase in the number of orders placed via our Internet platform as a result of increases in the number of customers making purchases through our Internet platform and the purchasing frequencies of our customers. The number of orders placed via our Internet platform increased from approximately 3.1 million in 2009 to approximately 7.1 million in 2010, and the number of customers making purchases through our Internet platform increased from approximately 0.8 million in 2009 to approximately 1.4 million in 2010. The increase in the number of orders placed via our Internet platform was also partly attributable to our introduction of more products, including third-party branded apparel and accessories products over our Internet platform. The number of SKUs we offered via our Internet platform increased from approximately 24,600 in 2009 to approximately 42,000 in 2010.

Call Center.    Net revenues generated from our call center decreased by 9.3% from $77.8 million in 2009 to

$70.6 million in 2010. This decrease was primarily due to a decline in orders placed through the call center, which was consistent with the market-wide trend in consumer behavior in China in favor of e-commerce shopping.

Directly Operated Stores.     Net revenues generated from our directly operated stores decreased by 17.9% to $30.7 million in 2010 from $37.4 million in 2009. The decrease was primarily due to a decline in the number of directly operated stores in operation from an average of 157 stores in 2009 to an average of 151 stores in 2010. We converted 35 directly operated stores into franchised stores during 2010 and we expect to convert more directly operated stores into franchised stores in 2011.

Franchised Stores.    Net revenues generated from sales to our franchisees increased by 65.1% from $10.9 million in 2009 to $18.1 million in 2010. This increase was primarily due to an increase in the number of franchised stores in operation from an average of 99 stores in 2009 to an average of 304 stores in 2010.

Cost of Goods Sold (ex-D&A).    Our cost of goods sold ex-D&A increased by 36.7% from $97.1 million in 2009 to $132.6 million in 2010, due to growth of business generated through our Internet platform.

Internet platform.     Cost of goods sold attributable to our Internet platform increased by 122.4% from $32.1 million in 2009 to $71.4 million in 2010. This increase was primarily due to an increase in goods we sold via our Internet platform as a result of increases in the number of customers making purchases through our Internet platform and the purchasing frequencies of our customers as explained above. For our Internet platform, cost of goods sold as a percentage of net revenues was 66.1% in 2010 compared to 62.4% in 2009. The increase was primarily due to an increase in third-party branded products we offered through our Internet platform in 2010, for which the profit margin is generally lower than that of our own branded products.

Call Center.    Cost of goods sold attributable to our call center decreased by 15.3% from $42.4 million in 2009 to $35.9 million in 2010. This decrease corresponded to the decrease in sales through call center. For our call center, cost of goods sold as a percentage of net revenues was 50.9% in 2010 compared to 54.4% in 2009.

Directly Operated Stores.     Cost of goods sold attributable to our directly operated stores decreased by 15.8% from $16.1 million in 2009 to $13.5 million in 2010. This decrease was primarily due to decreasing revenues generated from our directly operated stores as explained above. For directly operated stores, cost of goods sold accounted for 44.0% of net revenues in 2010, compared to 42.9% in 2009.

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

Segment Gross Profit.     Our gross profit increased by 17.7% from $80.6 million in 2009 to $94.9 million in 2010, due to increases in gross profits attributable to our Internet platform and franchised stores. Our gross margin was 41.7 % in 2010, compared to 45.4 % in 2009. The decrease in gross margin was primarily due to the combined effects of (i) increase in the weighting of the Internet business in total net revenues, (ii) an increase in net revenues from third-party branded products, for which the profit margin is generally lower than for our own branded products; and (iii) the increased number of franchised stores in operation, where we offered a higher average discount rate to its franchisees.

Internet platform Segment.     Gross profit attributable to our Internet platform segment increased by 89.2% from $19.4 million in 2009 to $36.7 million in 2010. The gross margin for our Internet platform segment was 33.9% in 2010 compared to 37.6% in 2009.

Call Center Segment.     Gross profit attributable to our call center segment decreased by 2.3% from $35.5 million in 2009 to $34.7 million in 2010. The gross margin for our call center segment was 49.1% in 2010 compared to 45.6% in 2009.

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

Selling, General and Administrative Expenses.   Our selling, general and administrative expenses increased by 25.9% from $68.5 million in 2009 to $86.2 million for the year ended December 31, 2010. The increase was primarily due to our enhanced advertising efforts and increased labor expenses. Our compensation and benefit expenses increased by 47.1% from $25.9 million in 2009 to $38.1 million in 2010, primarily due to the mandatory increase of minimum wages and social insurance and the number of our employees to support our growing business.

Our marketing and advertising expenses increased by 15.1% from $20.8 million in 2009 to $24.0 million in 2010, primarily due to our enhanced marketing efforts to promote our products, brands and Internet platform, particularly online advertising.

Rental expenses for our directly operated stores, call centers, logistics center and corporate facilities increased by 4.8% from $9.7 million in 2009 to $10.1 million in 2010, primarily due to the expansion of logistics centers and warehouse.

Depreciation and Amortization.    Our depreciation and amortization increased by 24.2% from $3.6 million in 2009 to $4.5 million in 2010. The increase was primarily due to investments in the logistics centers and investments in our Internet platform infrastructure.

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

B.         Liquidity and Capital Resources.

Cash Flows and Working Capital

Our principal source of liquidity in recent years has been cash generated from operating activities. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and which have maturities of three months or less when purchased. As of December 31, 2011, we had $40.1 million in cash and cash equivalents, of which $39.2 million was denominated in Renminbi. Our primary uses of cash are to fund working capital, operating expenses and capital expenditures related primarily to the opening of new directly operated stores and investment in the logistics center located in Wujiang.

Our primary use of cash included (i) cash used for purchase of merchandise and related services of $129.4 million, $205.6 million and $194.7 million, in 2009, 2010 and 2011, respectively; (ii) cash used for compensation to our employees of $22.4 million, $33.7 million and $43.8 million, in 2009, 2010 and 2011, respectively; (iii) cash used for the new logistics center located in Wujiang of nil, nil and $37.8 million, in 2009, 2010 and 2011, respectively; (iv) cash used for advertising of $19.0 million, $25.8 million and $28.1 million, in 2009, 2010 and

2011, respectively; and (v) cash used for paying tax and other levies of $15.2 million, $23.9 million and $11.2 million, in 2009, 2010 and 2011, respectively.

We used our cash primarily for the following subsidiaries and VIEs: (i) Mai Wang Trading, MecoxLane Technology and Rampage Trading for our purchase of apparel and other products from suppliers; (ii) MecoxLane Mailorder, MecoxLane E-commerce and MecoxLane Shopping for compensation to the employees at our call centers, e-commerce and directly operated stores, respectively; (iii) MecoxLane Mailorder and MecoxLane E-commerce for catalog advertising and online advertising, respectively; and (iv) Mai Wang Trading, MecoxLane Mailorder, MecoxLane E-commerce and MecoxLane Shopping for payments of tax and other levies. We anticipate that we will be able to meet our needs to fund operations for at least the next 12 months from the date of this annual report with operating cash flow and existing cash balances. We may, however, require additional cash resources due to changing business conditions or other developments, including any investments or acquisitions we may pursue.

Pursuant to a shareholders’ agreement with us and Rampage Cayman, ICL-Rampage Limited has the option to require us to purchase any or all of its shares in Rampage Cayman at a price calculated based on the formula provided therein. As of the date of this annual report, we do not believe the purchase obligation amount is material if ICL-Rampage Limited currently exercises the option. However, as the price calculated according to the formula is linked to our market capitalization, our net income and Rampage Cayman’s net income, and we are not able to predict our future share price or market capitalization, or our net income or Rampage Cayman’s net income for future years, we are not able to determine the price we may be obligated to pay pursuant to ICL-Rampage Limited’s option under the shareholders’ agreement. Although we consolidate the results of Rampage Cayman, it is possible for Rampage Cayman to have a net income equal to or greater than our consolidated net income in any year in the future, so the price could be a significant percentage of our market capitalization or even greater, which may have a material impact on our liquidity and financial condition.

Our lease of the warehouse in Guangzhou may have been noncompliant with applicable PRC laws. We do not believe unplanned relocation of the warehouse and related moving costs and expenses would have a material impact on our liquidity or financial condition because we believe similar warehouses can be leased at reasonable cost. See Item 3.D. “Key Information—Risk Factors—Risks Related to Our Business—If our lease of a warehouse located on land owned by collective farms, or lease of a warehouse without required certificates, is found not to comply with applicable PRC laws, we may incur cost and expenses, and operation of these warehouses could be disrupted.”

We are a holding company, and we rely principally on dividends and other distributions on equity from our subsidiaries in China for our cash requirements such as paying dividends to our shareholders in the future. PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of December 31, 2011, we had, on a consolidated basis, accumulated losses of $51.1 million, representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder. Our relevant PRC subsidiaries are not able to distribute dividends to us until the accumulated losses have been made up. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after- tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	(in thousands of $)

Net cash provided by (used in) operating activities	15,250	(5,874)	19,709
Net cash used in investing activities	(6,680)	(30,192)	(24,405)
Net cash provided by financing activities	—	102,691	15
Net increase (decrease) in cash and cash equivalents	8,622	67,254	(45,914)
Cash and cash equivalents at the beginning of the year	10,136	18,758	86,012
Cash and cash equivalents at the end of the year	18,758	86,012	40,098

Operating Activities

Our operating activities primarily comprise our sale of products through our Internet platform and call center, franchised and directly operated stores. Substantially all of our operating cash inflows are related to sales to our customers. For products ordered through our Internet platform and call center, we accept payment by COD, online payment, wire transfer and postal remittance. For COD sales, we estimate and defer revenues and the related product costs for shipments that are in-transit to end customers. We request some express courier companies to make payments to us upon their receipt of our products, in advance of their collecting payment from customers. For other express courier companies, we typically request they pay us the amounts collected from end customers within two to four days after their receipt of our products. We receive product prices from EMS after it has collected payment from our end customers, where typically there is a time gap of 15 to 20 days. Payments received in advance of delivery are classified as advances from customers. Amounts collected by delivery service providers but not remitted to us are classified as accounts receivable on the consolidated balance sheets.

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

Net cash used for operating activities in 2011 amounted to $19.7 million, compared to $5.9 million of net cash used for operating activities in 2010, primarily due to the following:

•                 Our business generated net cash inflow decreased as our net revenue was $217.9 million in 2011, a decrease of 4.2% from $227.5 million in 2010.

•                 Cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to $248.3 million in 2011 from $218.8 million in 2010. Our cash outflow in 2011 primarily consisted of:

(i)                $6.2 million of cash used in 2011 for purchase of prepaid land use right of the planned logistics center located in Wujiang;

(ii)             $194.7 million of cash used in 2011 for purchase of merchandise and related services such as packaging, freight and professional services, compared to $205.6 million in 2010. Our inventories decreased to $31.3 million as of December 31, 2011, compared to $35.8 million as of December 31, 2010;

(iii)        $28.1 million of cash used in 2011 for advertising, compared to $25.8 million in 2010, as a result of our enhanced marketing efforts;

(iv)         $43.8 million of cash used in 2011 for compensation to our employees, compared to $33.7 million in 2010, primarily due to the mandatory increase of minimum wages and social insurance and the salary increases to attract and retain talent; and

(v)            $11.2 million of cash used in the year ended December 31, 2011 for payment of tax and other levies, compared to $23.9 million in the year ended December 31, 2010, primarily attributable to less value-added tax we paid corresponding to the decrease in our sales.

Net cash used for operating activities in 2010 amounted to $5.9 million, compared to $15.2 million of net cash provided by operating activities in 2009, primarily due to the following:

•                 Our growing business generated substantial net cash inflow as our net revenues increased to $227.5 million in 2010 from $177.7 million in 2009, primarily due to the growth of our Internet platform.

•                 Cash provided by operating activities also benefited from accounts payable which increased to $24.1 million as of December 31, 2010 from $19.5 million as of December 31, 2009, primarily due to an increase in the volume of merchandise we purchased from our OEM and third-party branded suppliers corresponding to an increase in sales.

•                 Cost of revenues and operating expenses, after deducting non-cash items and items that did not affect our operating cash flow, increased to $218.8 million in 2010 from $162.3 million in 2009. Our cash outflow in 2010 primarily consisted of:

(i)    $205.6 million of cash used in 2010 for purchase of merchandise and related services such as packaging, freight and professional services, compared to $129.4 million in 2009, including cash used for inventories, primarily due to an increase of total sales volume on our Internet platform over the same period. Our inventories increased to $35.8 million as of December 31, 2010, compared to $19.2 million as of December 31, 2009;

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

Investing Activities

Our investing activities primarily relate to our purchases and disposals of property and equipment, purchases of and proceeds from short-term investments and purchases of software.

Net cash used in investing activities amounted to $24.4 million in 2011, primarily due to $33.6 million for purchasing the property and equipment and $20.6 million for purchasing structured time deposits, partly offset by $30.2 million of proceeds from structured time deposits.

Net cash used in investing activities amounted to $30.2 million in 2010, primarily due to payment of $30.2 million for purchase of structured time deposits and $6.7 million for purchasing the property and equipment, partly offset by $7.3 million of proceeds from structured time deposits.

Financing Activities

Cash flows from financing activities were $15,413 in 2011, primarily due to refund of the offering expenses incurred.

Cash flows from financing activities were $102.7 million in 2010, primarily due to the proceeds from our initial public offering.

Cash flows from financing activities were immaterial in 2009.

Accounts Receivable and Accounts Receivable Turnover Days

	As at/for the year ended 31 December
	2009	2010	2011

Accounts receivables balance, net of allowance for doubtful accounts (in millions of $)	1.9	1.5	2.4
Average accounts receivables turnover days(1)	2.6	2.7	3.2

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

We start recognizing accounts receivable from the date we recognize revenues. We recognize and carry accounts receivable at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We consider factors such as delivery service provider credit-worthiness, past experience with third-party delivery service providers and current economic industry trends when we determine the collectability of specific delivery service provider accounts. Allowance for doubtful accounts for accounts receivable was approximately $0.1 million, $0.1 million and $0.1 million for 2009, 2010 and 2011, respectively. Bad debts are written off as incurred.

Inventories and Inventory Turnover Days

	As at/for the year ended 31 December
	2009	2010	2011

Inventories balance (in millions of $)	19.2	35.8	31.3
Average inventory turnover days(1)	63.6	85.2	100.7

(1) Average inventory turnover days are calculated by dividing average inventories by cost of goods sold and then multiplying the result by the number of days in the relevant period. The number of days in a relevant period is 365 for any 12-month period.

We were not able to separately quantify the average inventory turnover days for our Internet platform, call center and franchised and directly operated stores until September 2009, when we began separately recording inventories for each platform.

The increase in our inventory turnover days from 2009 to 2011 was primarily due to the increase in SKUs as a result of introducing third party brands.

Merchandise inventories are a significant asset on our balance sheet, representing approximately 30.5%, 20.1% and 20.1% of our total assets as of December 31, 2009 and 2010 and 2011, respectively. As we have had sufficient working capital to support this inventory level, we do not monitor our inventories based directly on our liquidity position. However, we monitor our inventory categories closely by assessing sales performance on a daily basis, to ensure that aging goals are achieved to limit the need to sell significant amounts of merchandise below cost. Slow-moving or excess inventories may be disposed of through Internet clearance sales, catalog clearance sales and other liquidations after the expiration of the lifecycle of our products.

To calculate the estimated market value of our inventories, we perform a detailed review of our major inventory categories and SKUs and perform an analytical evaluation of aged inventories on a monthly basis. We compare the on-hand units and season-to-date unit sales (including actual selling prices) to the sales trend and estimated prices required to sell the units in the future, which enables us to estimate the amount which may have to be sold below cost.

We plan to manage our working capital requirements related to building up and maintaining inventories, and implement a disciplined approach in our store expansion, in line with our liquidity position.

Capital Expenditure

Our capital expenditures totaled approximately $40.5 million in 2011, of which approximately $1.5 million was used in connection with building our e-commerce infrastructure, $37.8 million for logistic center expansion and improvement with the remainder being used for all other capital expenditures. The majority of the expenditure for logistic center expansion was paid in 2011 with the remaining to be paid in 2012. Other capital expenditures for 2012 will mainly focus on IT infrastructure and software.

C.         Research and Development, Patents and Licenses, Etc.

Intellectual Property

We regard our trademarks, trade secrets, patents and similar intellectual property as critical to our success, and rely on trademark and patent law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers and others to protect our proprietary rights. We maintain 157 trademark registrations in the Greater China area and are in the process of applying for registration of 28 trademarks in the Great China area. We are the exclusive licensee of Weinin, a trademark registration in China, for our health food products. We own two patents in China relating to a multi-function computer desk and 19 copyrights related to computer software.

We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademarks, to third parties, including our OEM suppliers and franchisees. While we attempt to ensure that the quality of our brands is maintained by such licensees, such licensees may take actions that could materially adversely affect the value of our proprietary rights or reputation, which could materially adversely affect our business, prospects, financial condition and results of operations.

D.         Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2011 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Pursuant to a shareholders’ agreement with us and Rampage Cayman, ICL-Rampage Limited has the option to require us to purchase any or all of its shares in Rampage Cayman at a price calculated based on the formula provided therein. As of the date of this annual report, we do not believe the purchase obligation amount is material if ICL-Rampage Limited currently exercises the option. However, as the price calculated according to the formula is linked to our market capitalization, our net income and Rampage Cayman’s net income, and we are not able to predict our future share price or market capitalization, or our net income or Rampage Cayman’s net income for future years, we are not able to determine the price we may be obligated to pay pursuant to ICL-Rampage Limited’s option under the shareholders’ agreement. Although we consolidate the results of Rampage Cayman, it is possible for Rampage Cayman to have a net income equal to or greater than our consolidated net income, so the price could be a significant percentage of our market capitalization or even greater, which may materially impact our liquidity and financial condition. See Item 3.D. “Key Information—Risk Factors—Risks Related to Our Business—We have granted an option of unlimited duration to ICL-Rampage Limited to require us to purchase ICL-Rampage Limited’s 20% minority interest in our subsidiary, Rampage Cayman. We are not able to determine the price that we may be obligated to pay under this option, and the amount may be beyond our ability to pay. Even if we are able to meet our obligation under the option, the payment to ICL-Rampage Limited may materially adversely affect our results of operations, our liquidity and the value of your investment in our ADSs or ordinary shares.”

F.            Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payment Due by Period (in US$ thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Operating leases	13,336	8,096	5,235	5	—
Purchase obligations	66	66	—	—	—
Total contractual obligations	13,402	8,162	5,235	5	—

Our operating lease obligations related to lease agreements with lessors of our directly operated stores, call centers, logistics center and corporate facilities in China. We are obligated to pay additional rentals that are contingent on the sales at certain of our directly operated stores. Such rentals are expensed as incurred and have not been included above as such amounts cannot be determined until the contingencies have been resolved. Contingent rental expenses were $1.6 million, $1.2 million and $0.9 million for the years ended December 31, 2009, 2010 and 2011, respectively.

G.                 Safe Harbor

See “Forward Looking Information” on page 2 of this annual report.

Item 6.                Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Neil Nanpeng Shen	44	Chairman
Alfred Beichun Gu	42	Director and Chief Executive Officer
Herman Yu	41	Independent Director
Dazhong Qin	43	Independent Director
Anthony Kai Yiu Lo	63	Independent Director
David Jian Sun	47	Independent Director
Davin Alexander Mackenzie	51	Independent Director
Paul Bang Zhang	43	Senior Vice President and Chief Financial Officer
Willy Yili Wu	58	Head of Health and Beauty Division
Yan Zhang	41	Chief Technology Officer

Biographical Information

Mr. Neil Nanpeng Shen has served as our chairman since December 2007. Mr. Shen was nominated by Maxpro and Ever Keen, each a holder of our ordinary shares. Mr. Shen is the founding managing partner of Sequoia Capital China Advisors (Hong Kong) Limited and has been with Sequoia Capital China Advisors (Hong Kong) Limited since its inception in October 2005. Mr. Shen co-founded Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China listed on NASDAQ, and Ctrip.com International, Ltd., or Ctrip, a NASDAQ-listed travel consolidator in China. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a real estate service company in China listed on the New York Stock Exchange, a director of China Real Estate Information Corporation, a NASDAQ-listed real estate information service company in China, a director of Qihoo 360 Technology Co., Ltd., a technology company listed on New York Stock Exchange, a director of Peak Sport Products Co., Limited, a sportswear company listed on the Hong Kong Stock Exchange, an independent director of Focus Media Holding Limited, a NASDAQ-listed out-of-home media and advertising network company, a director of China Nuokang Bio-Pharmaceutical Inc., a NASDAQ-listed biopharmaceutical company based in China and also a director of Le Gaga Holdings Limited, a NASDAQ-listed greenhouse vegetable producer based in China. Mr. Shen also serves on the boards of a number of private companies based in China. He served as Ctrip’s chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University, China in 1988 and a master’s degree from the School of Management at Yale University in 1992.

Mr. Alfred Beichun Gu has been our director since October 2005 and our chief executive officer since 2001. Mr. Gu has formulated our current strategy and led our rapid growth. Prior to joining us, Mr. Gu worked at Shanghai Bertelsmann Culture Industry Co. Ltd., a direct marketer of books and media products from 1995 to 2001, with his last role as the marketing director, where his major achievement was his contribution to the expansion of the number of Bertelsmann Book Club members to over 1 million within 2 years, which became the then largest direct marketer in China. Mr. Gu has over 15 years of experience in sales and marketing. He was named among the 25 “Influential Chinese in Global Fashion” by the Chinese edition of Forbes magazine in 2010. Mr. Gu graduated from Shanghai University in 1990.

Mr. Herman Yu has served as our director since March 2011. Mr. Yu has served as Chief Financial Officer of SINA Corporation since August 2007. Prior to this role, Mr. Yu served as Acting Chief Financial Officer of SINA from May 2006 to August 2007 and Vice President and Corporate Controller from September 2004 to May 2006. Mr. Yu worked at Adobe Systems from January 1999 to September 2004, first as the Chief Auditor and then as the Corporate Marketing Controller. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems, Inc. and VeriFone, Inc. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Yu holds a Masters of Accountancy from the University of Southern California and a B.A. in Economics from the University of California. Mr. Yu is a California Certified Public Accountant and a member of the Financial Executive Institute (FEI).

Mr. Dazhong Qin has served as our director since October 2011. Mr. Qin has 15 years of experience in the sports apparel industry. He joined Beijing Dongxiang Sports Goods Co., Ltd. in October 2002 and currently serves as the chief operating officer of China Dongxiang (Group) Co., Ltd., a company listed on Hong Kong Stock Exchange. Prior to this, Mr. Qin was responsible for corporate planning, international business and financial control at Beijing Li-Ning Sports Goods Co., Ltd. from 1997 to 2002. Mr. Qin received his bachelor’s degree in Economics from Zhong Shan University and his EMBA from the Guanghua School of Management, Beijing University.

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

Mr. Davin Alexander Mackenzie has served as our independent director since October 2010. Mr. Mackenzie is currently Consultant of Spencer Stuart Beijing Office, a renowned global executive search company. Prior to that, he was the Beijing representative of Brocade Capital Limited, a private equity advisory firm that he founded in 2009. From 2008 to 2009, Mr. Mackenzie was the managing director and Beijing representative of Arctic Capital Limited, a pan-Asia private equity advisory firm. Between 2000 and 2008, Mr. Mackenzie held the same positions in Peak Capital LLC, another private equity investment and advisory firm that focused on the China market. Prior to his co-founding Peak Capital, Mr. Mackenzie served seven years with the International Finance Corporation, a private sector arm of The World Bank Group, including four years as the resident representative for China and Mongolia. Mr. Mackenzie has also worked at Mercer Management Consultants in Washington, D.C, and at First National Bank of Boston in Taiwan. Mr. Mackenzie currently also serves as independent non-executive director of AsiaInfo-Linkage Inc. and The9 Limited, two NASDAQ-listed companies. Besides, he is a director of Mountain Hazelnut Ventures, a private agricultural company. Mr. Mackenzie is a graduate of Dartmouth College with a Bachelor’s degree in Government. He received an MA degree in International Studies and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. Mackenzie has also completed the World Bank Executive

Development Program at Harvard Business School.

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

Mr. Willy Yili Wu has been the head of our health and beauty division since March 2005. Prior to joining us, Mr. Wu worked at Urline International Co., Ltd., a mail-order and telemarketing company in Taiwan, from 1996 to 2005, with his last role as the executive director. Mr. Wu has over 20 years of experience in sales and marketing management, including over 15 years of experience in the health and beauty business. Mr. Wu received a bachelor’s degree in psychology from Fu Jen Catholic University in 1978 and a master’s degree in industrial management from Middle Tennessee State University in 1986.

Mr. Yan Zhang has been our chief technology officer since June 2009. Prior to joining us, Mr. Zhang served as vice president of Dangdang.com, a company engaging in e-commerce business, from 2005 to 2008. Mr. Zhang served as the vice president and chief technology officer of 8848.com, a company engaging in e-commerce business, from 2003 to 2005. Mr. Zhang has over 10 years of experience in e-commerce and enterprise resources planning systems, including over nine years of experience in project management. Mr. Zhang received his bachelor’s degree in computer science from Beihua University in 1993 and his master’s degree in computational mathematics from Jilin University in 1997.

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

B.            Compensation

For the year ended December 31, 2011, we paid an aggregate of approximately RMB3.5 million ($0.5 million) in cash to our executive officers, and we paid an aggregate of RMB125,878 ($20,000) in cash to our non-executive directors. Our executive officers are not and will not be compensated, directly or indirectly, by any affiliated entity, including our subsidiaries, for services rendered to us. For options granted to our executive officers and directors, see “—Share Incentive Plan.”

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

Share Incentive Plans

2006 Stock Option Plan and 2008 Stock Option Plan

We have adopted our 2006 Stock Option Plan and our 2008 Stock Option Plan, or the Plans, to promote our success and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. We may issue a maximum of 63,456,083 shares under our 2006 Stock Option Plan and 57,370,401 shares under our 2008 Stock Option Plan. As of the date of this annual report, the aggregate number of our ordinary shares underlying our outstanding options under our 2006 Stock Option Plan and our 2008 Stock Option Plan is 19,240,253 and 47,170,372, respectively. Our 2006 Stock Option Plan and our 2008 Stock Option Plan are substantively identical. On April 16, 2012, our board passed a resolution that no further awards will be granted under the 2006 Plan and 2008 Plan.

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

Amendment and Termination of the Plans.  Unless terminated earlier, the Plans will continue in effect for a term of ten years from the date of its approval by the board of directors. Our board of directors has the authority to amend, modify, suspend, or terminate the Plans subject to shareholder approval to the extent required by law, by listing agency, by regulation or deemed necessary or advisable by the board of directors. However, no such action may impair the rights of any award recipient unless agreed by the recipient in writing.

2011 Share Incentive Plan

We adopted our 2011 Share Incentive Plan, or 2011 Plan in October 2010. We may issue a maximum of 25,358,047 shares pursuant to the 2011 Plan. As of the date of this annual report, the aggregate number of our ordinary shares underlying our outstanding awards under our 2011 Plan is 21,778,047. We will continue to grant awards under the 2011 Plan in 2012 and years afterwards, unless our compensation committee determines otherwise.

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

Award Agreements.  Options, restricted shares and other awards granted under the 2011 Plan will be evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

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

Term of the Option and Stock Appreciation Rights.  The term of each option and stock appreciation right granted will not exceed ten years, and the compensation committee may extend the term subject to certain limitation under relevant applicable regulations.

Acceleration of Awards upon Corporate Transactions.  The compensation committee may, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the holder or replace the awards.

Vesting Schedule.  In general, the compensation committee determines, or the award agreements specify the vesting schedules.

Amendment and Termination of the 2011 Plan.  The compensation committee may at any time amend, modify or terminate the 2011 Plan subject to shareholder approval to the extent required by laws. Additionally, shareholder approval will be specifically required to increase the number of shares available under the 2011 Plan, or to permit the compensation committee to extend the term or the exercise period of an option or share appreciation right beyond ten years, or if amendments result in material increases in benefits or a change in eligibility requirements. Any amendment, modification or termination of the 2011 Plan must not impair any rights or obligations under awards already granted without consent of the holder of such awards. Unless terminated earlier, the 2011 Plan will expire and no further awards may be granted after the tenth anniversary of our shareholders’ approval of the 2011 Plan.

The following table summarizes, as of December 31, 2011, the outstanding options that we have granted to several of our directors and executive officers and other individuals as a group under our share incentive plans:

Name	Ordinary Shares Underlying	Exercise Price (US$/Share)	Grant Date	Expiration Date
Neil Nanpeng Shen	200,000	0.16	October 26, 2010	October 26, 2020
Alfred Beichun Gu	17,000,000	0.16	January 8, 2008	January 7, 2018
	17,975,037	0.16	February 19, 2009	February 18, 2019
	4,635,617	0.16	July 1, 2009	June 30, 2019

Name	Ordinary Shares Underlying	Exercise Price (US$/Share)	Grant Date	Expiration Date

Herman Yu	200,000	0.16	June 13, 2011	June 12, 2021
Dazhong Qi	200,000	0.16	December 16, 2011	December 15, 2021
Anthony Kai Yiu Lo	200,000	0.16	October 26, 2010	October 26, 2020
David Jian Sun	200,000	0.16	October 26, 2010	October 26, 2020
Davin Alexander Mackenzie	200,000	0.16	December 16, 2011	December 15, 2021
Paul Bang Zhang	*	0.16	July 1, 2009	June 30, 2019
	*	0.16	June 13, 2011	June 12, 2021
Willy Yili Wu	*	0.16	January 8, 2008	January 7, 2018
	*	0.16	February 19, 2009	February 18, 2019
	*	0.16	July 1, 2009	June 30, 2019
	*	0.16	March 23, 2011	March 22, 2021
Yan Zhang	*	0.16	July 1, 2009	June 30, 2019
	*	0.16	March 23, 2011	March 22, 2021
	*	0.16	June 13, 2011	June 12, 2021
Directors and executive officers as a group	18,200,000	0.16	January 8, 2008	January 7, 2018
	18,475,037	0.16	February 19, 2009	February 18, 2019
	9,435,617	0.16	July 1, 2009	June 30, 2019
	600,000	0.16	October 26, 2010	October 26, 2020
	1,130,000	0.16	March 23, 2011	March 22, 2021
	2,310,000	0.16	June 13, 2011	June 12, 2021
	400,000	0.16	December 16. 2011	December 15, 2021
Other individuals as a group	10,850,000	0.16	January 8, 2008	January 7, 2018
	4,824,988	0.16	February 19, 2009	February 18, 2019
	3,624,983	0.16	July 1, 2009	June 30, 2019
	4,480,000	0.16	March 23, 2011	March 22, 2021
	2,180,000	0.16	June 13, 2011	June 12, 2021

*                                        Ordinary shares underlying the share options held by such person that are exercisable within 60 days after the date of this annual report comprise less than 1% of our outstanding ordinary shares.

The following table summarizes, as of the date of this prospectus, the restricted shares that we have granted to several of our directors and executive officers as a group under the 2011 Plan.

Name	Restricted Shares	Grant Price (US$/Share)	Grant Date

Alfred Beichun Gu	1,869,057	0.0001	October 4, 2011
Paul Bang Zhang	*	0.0001	October 4, 2011
Willy Yili Wu	*	0.0001	October 4, 2011
Yan Zhang	*	0.0001	October 4, 2011
Director and executive officers as a group	3,356,057	0.0001	October 4, 2011
Other individuals as a group	8,321,990	0.0001	October 4, 2011

*                                        Restricted shares held by such person that are vested within 60 days after the date of this annual report compromise less than 1% of our outstanding ordinary shares.

C.            Board Practices

In 2011, most of our directors attended all the meetings of our board and its committees on which they served after becoming members of our board. No director is entitled to any severance benefits upon termination of his directorship with us.

Board of Directors

Our board of directors consists of seven members. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money and to mortgage or charge our business, property and uncalled capital and to issue debentures or other securities whenever money is borrowed outright or as security for any debt, liability or obligation of us or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

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

Audit Committee

Our audit committee consists of Messrs. Davin Alexander Mackenzie, David Jian Sun and Anthony Kai Yiu Lo. Messrs. Mackenzie, Sun and Lo satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Lo is the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Messrs. Neil Nanpeng Shen, David Jian Sun and Anthony Kai Yiu Lo. Mr. Shen, Mr. Sun and Mr. Lo satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. Mr. Sun is the chair of our compensation committee. Our compensation committee will assist the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

D.            Employees

Our Employees

We had 4,118, 4,150 and 3,586 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees categorized by areas of operations and as a percentage of all employees as of December 31, 2011:

Operations	Number of employees	Percentage of total
Internet platform and call center	1,379	38.4
Stores	831	23.2
Logistics	832	23.2
Design and product sourcing	412	11.5
Marketing, management and administration	132	3.7
Total	3,586	100.0%

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

We design and implement in-house training programs tailored to each job function and responsibilities to enhance performance. We provide specific training to new employees at orientation to familiarize them with our working environment and safety requirements. In addition, we provide our call center customer service personnel and outbound call sales specialists with trainings that focus on their skills and qualifications to ensure that they are familiar with the product features.

Our PRC subsidiaries contribute to social insurance for their employees every month in compliance with relevant PRC laws, including pension, medical insurance, unemployment insurance, occupational injuries insurance, childbirth insurance and housing fund. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2012, by:

•        each of our directors and executive officers who are also our shareholders; and

•        each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Share Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:
Neil Nanpeng Shen (3)	124,920,594	29.5
Alfred Beichun Gu (4)	59,457,910	12.8
Herman Yu(5)	125,240,702	29.5
Dazhong Qin (6)	58,825,343	13.9
Anthony Kai Yiu Lo(7)	*	*
David Jian Sun(8)	*	*
Paul Bang Zhang (9)	*	*
Willy Yili Wu (10)	*	*
Yan Zhang (11)	*	*
All Directors and Executive Officers as a Group (12)	317,377,977	67.5

Principal Shareholders:
Maxpro Holdings Limited (13)	75,473,344	17.8
Ever Keen Holdings Limited (14)	49,347,256	11.6
First Flite Holdings Co., Ltd. (15)	59,457,910	12.8
SINA Corporation (16)	125,240,702	29.5
Brilliant King Group Limited(17)	58,825,343	13.9

*          Less than 1%

(1)     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities

(2)     For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 423,870,274 being the number of ordinary shares issued as of March 31, 2012, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2012.

(3)     Represents 75,473,344 ordinary shares and 49,347,256 ordinary shares held by Maxpro Holdings Limited and Ever Keen Holdings Limited, respectively, and 99,994 ordinary shares issuable upon exercise of options within 60 days of March 31, 2012 held by Mr. Shen. Mr. Shen is the sole director of Ever Keen Holdings Limited and Maxpro Holdings Limited. Mr. Shen disclaims beneficial ownership with respect to the shares held by Maxpro Holdings Limited and Ever Keen Holdings Limited except to the extent of his pecuniary interest therein. The business address for Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong, PRC.

(4)     Represents 18,364,525 ordinary shares, 1,869,057 restricted shares and 39,224,328 ordinary shares issuable upon exercise of options within 60 days of March 31, 2012 held by First Flite Holdings Co., Ltd. The business address for Mr. Gu is 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

(5)     Represents 76,986,529 ordinary shares held by SINA Corporation and 48,254,173 ordinary shares which SINA Corporation has the option to purchase from Maxpro Holdings Limited and Everkeen Limited. Herman Yu is the chief financial officer of SINA Corporation. Please see Note 16 for more information about beneficial ownership of SINA Corporation. The business address for Mr. Yu is 37F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai 200121, China.

(6)     Represents 40,519,226 ordinary shares held by Brilliant King Group Limited and 18,306,117 ordinary shares which Brilliant King Group Limited has the option to purchase from Maxpro Holdings Limited and Ever Keen Holdings Limited within 60 days of the date of March 31, 2012. Please see Note 17 for more information about beneficial ownership of Brilliant King Group Limited. The business address for Mr. Qin is Building 21, No.2 Jingyuanbei Street, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China.

(7)     Represents ordinary shares issuable upon exercise of options within 60 days of the date of March 31, 2012 beneficially owned by Mr. Lo. The business address for Mr. Lo is 2/F Hong Villa, 12 Bowen Road, Hong Kong.

(8)     Represents ordinary shares issuable upon exercise of options within 60 days of the date of March 31, 2012 beneficially owned by Mr. Sun. The business address for Mr. Sun is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(9)     Represents restricted ordinary shares and ordinary shares issuable upon exercise of options within 60 days of the date of March 31, 2012 beneficially owned by Mr. Zhang. The business address for Mr. Zhang is 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

(10)   Represents restricted ordinary shares and ordinary shares issuable upon exercise of options within 60 days of the date of March 31, 2012 held by Mr. Wu. The business address for Mr. Wu is 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

(11)   Represents restricted ordinary shares and ordinary shares issuable upon exercise of options within 60 days of the date of March 31, 2012 held by Mr. Zhang. The business address for Mr. Zhang is 5th Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

(12)   Represents ordinary shares, restricted ordinary shares and ordinary shares issuable upon conversion of all preference shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options within 60 days of the date of March 31, 2012 held by all of our directors and executive officers as a group.

(13)   Represents 75,473,344 ordinary shares held by Maxpro Holdings Limited, a limited liability company incorporated in the British Virgin Islands. Please see Note 16 and 17 for information relating to the option agreement among Maxpro Holdings Limited, Ever Keen Holdings Limited and SINA Corporation and to the option agreement among Maxpro Holdings Limited, Ever Keen Holdings and Brilliant King Group. Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., and Sequoia Capital China GF Principals Fund I, L.P., the Sequoia China Funds, collectively own 100% of the shares of Maxpro Holdings Limited. The Sequoia China Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The Sequoia China Funds’ general partner is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Please see the Schedule 13G/A filed by Maxpro Holdings Limited with the SEC on February 7, 2012 for information relating to Maxpro Holdings Limited. The business address for Maxpro Holdings Limited is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

(14)   Represents 49,347,256 ordinary shares held by Ever Keen Holdings Limited, a limited liability company incorporated in British Virgin Islands. Please see Note 16 and Note 17 for information relating to the option agreement among Maxpro Holdings Limited, Ever Keen Holdings Limited and SINA Corporation and to the option agreement among Maxpro Holdings Limited, Ever Keen Holdings and Brilliant King Group. Sequoia Capital Growth Fund III, AIV, L.P., Sequoia Capital Growth Partners III, L.P., and Sequoia Capital Growth III Principals Fund, the Sequoia U.S. Funds, collectively own 100% of the shares of Ever Keen Holdings Limited. The general partner of Sequoia Capital Growth Fund III, AIV, L.P., an investment fund incorporated in the Cayman Islands, is SCGF III Management, LLC. The general partner of Sequoia Capital Growth Partners III, L.P., an investment fund incorporated in the state of Delaware, is SCGF III Management, LLC. The managing member of Sequoia Capital Growth III Principals Fund, an investment fund incorporated in the state of Delaware, USA, is SCGF III Management, LLC. The managing members of SCGF III Management, LLC, a limited liability company incorporated in the state of Delaware, USA, are Michael J. Moritz, Douglas M. Leone, Michael L. Goguen, James Goetz, Scott Carter, and Roelof Botha. Each of the managing members disclaims beneficial ownership with respect to the shares held by Ever Keen Holdings Limited except to the extent of each managing member’s pecuniary interest therein. Please see the Schedule 13G/A filed by Ever Keen Holdings Limited with the SEC on February 7, 2012 for information relating to Ever Keen Holdings Limited. The business address for Ever Keen Holdings Limited is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025.

(15)   Represents 18,364,525 ordinary shares, 1,869,057 restricted ordinary shares and 39,224,328 ordinary shares issuable upon exercise of options within 60 days of the date of March 31, 2012 held by First Flite Holdings Co., Ltd., a British Virgin Islands company wholly owned and controlled by Alfred Beichun Gu. The registered address for First Flite Holdings Co., Ltd. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(16)   Represents 76,986,529 ordinary shares held by SINA Corporation and 48,254,173 ordinary shares which SINA Corporation has the option to purchase from Maxpro Holdings Limited and Everkeen Limited within 60 days of the date of March 31, 2012. SINA Corporation is a limited liability company incorporated in Cayman Islands listed on NASDAQ. Pursuant to option agreement dated as of February 28, 2011, among Maxpro Holdings Limited, Ever Keen Holdings Limited and SINA Corporation and the SINA Corporation is entitled to acquire 48,254,173 ordinary shares of us from Maxpro Holdings Limited and Ever Keen Holdings Limited before March 25, 2013, i.e., the second anniversary of the closing of its purchase of our ordinary shares from Maxpro Holdings Limited and Ever Keen Holdings Limited. Information relating to the option agreement is based on the information contained in the Schedule 13D filed by SINA Corporation with the SEC on March 31, 2011. Please see the Schedule 13D for information relating to the potential share transfer. The business address for SINA Corporation is 37F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai 200121, China.

(17)   Represents 40,519,226 ordinary shares held by Brilliant King Group Limited and 18,306,117 ordinary shares which Brilliant King Group Limited has the option to purchase from Maxpro Holdings Limited and Ever Keen Holdings Limited within 60 days of the date of March 31, 2012. Brilliant King Group Limited is a limited liability company incorporated in British Virgin Islands. Pursuant to the option letter agreement dated as of February 28, 2011, among Maxpro Holdings Limited, Ever Keen Holdings Limited and Brilliant King Group Limited, Brilliant King Group Limited is entitled to acquire 18,306,117 ordinary shares of us from Maxpro Holdings Limited and Ever Keen Holdings Limited before March 25, 2013, i.e., the second anniversary of the closing of its purchase our ordinary shares from Maxpro Holdings Limited and Ever Keen Holdings Limited. Information regarding beneficial ownership is based on the information contained in the Schedule 13G filed by China Dongxiang (Group) Co. Ltd with the SEC on March 9, 2011. Please see the Schedule 13G for information relating to

China Dongxiang (Group) Co. Ltd. The business address for Brilliant King Group Limited is Building 21, No.2 Jingyuanbei Street, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this annual report, 423,870,274 of our ordinary shares were issued and outstanding, which include 7,000,000 ordinary shares issued to JPMorgan Chase bank, our depositary, to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes. To our knowledge, approximately 35.0% of our total outstanding ordinary shares were held by three record shareholders in the United States, including approximately 34.5% held by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options and restricted share units granted to our directors, officers and employees, please refer to “—B. Compensation.”

Item 7.             Major Shareholders and Related Party Transactions

A.           Major Shareholders

See Item 6, “Directors, Senior Management and Employees—Share Ownership.”

B.            Related Party Transactions

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

Loan Agreements.  Each shareholder of MecoxLane Shopping, namely Mr. Paul Bang Zhang, Mr. Guisheng Liu and Mr. Yi Xu, has entered into a loan agreement with Mai Wang Trading and MecoxLane Shopping. Under these loan agreements, Mai Wang Trading lent interest-free loans of RMB3,000,000 ($476,652), RMB500,000 ($79,442) and RMB1,500,000 ($238,326) to these shareholders, respectively, solely for their respective capital contributions to MecoxLane Shopping. These loans will not become due until the earlier of the dates on which (i) Mai Wang Trading delivers the exercise notice pursuant to the exclusive purchase option agreement or (ii) MecoxLane Shopping is dissolved, liquidated, becomes bankrupt or is otherwise terminated. Each of the shareholders agrees to repay the loan only by transferring his equity interest in MecoxLane Shopping to Mai Wang Trading or its designee.

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

Loan Agreements.  Each shareholder of Rampage Shopping, namely Mr. Paul Bang Zhang, Mr. Guisheng Liu and Mr. Yi Xu, has entered into a loan agreement with Rampage Trading and Rampage Shopping. Under these loan agreements, Rampage Trading made interest-free loans of RMB1,000,000 ($158,884), RMB500,000 ($79,442) and RMB500,000 ($79,442) to these shareholders, respectively, solely for their respective capital contributions to Rampage Shopping. Each of these loans has a term of 10 years, which can be extended upon written consent of the parties thereto. Each of the shareholders agrees to repay the loan only by transferring his equity interest in Rampage Shopping to Rampage Trading or its designee.

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

Other Contractual Arrangements

As part of our contractual arrangements with our VIEs, namely, MecoxLane Shopping and Rampage Shopping, Mr. Paul Bang Zhang, our senior vice president and chief financial officer, has owed interest-free loans to us after Mr. Alfred Beichun Gu, our chief executive officer, transferred all of his equity interests in such VIEs to Mr. Zhang. Originally, we extended these loans to Mr. Gu to make contributions to the registered capital of our VIEs, and the loans were assumed by Mr. Zhang upon the above transfer. As of December 31, 2009, 2010 and 2011, the outstanding loan to Mr. Zhang was nil, RMB4.7 million and RMB4.0 million ($0.6 million), respectively. The largest aggregate outstanding loan to Mr. Zhang during the period covered was RMB4.7 million ($0.7 million). As of the date of this annual report, the outstanding loan to Mr. Zhang was RMB4.0 million ($0.6 million).

As part of our contractual arrangements with Rampage Shopping, we extended an interest-free loan to Mr. Xu, our employee. Mr. Xu used this loan for his contribution to the registered capital of Rampage Shopping. In addition, as part of our contractual arrangements with MecoxLane Information and MecoxLane Shopping, Mr. Xu owed interest-free loans to us after Mr. Yu Sheng, our former employee, and Mr. Shiqin Zhao, our former chief financial officer, transferred their respective equity interests in MecoxLane Information and MecoxLane Shopping to Mr. Xu. Originally, we extended these loans to Mr. Sheng and Mr. Zhao to make their contributions to the registered capital of MecoxLane Information and MecoxLane Shopping, respectively, and the loans were assumed by Mr. Xu upon the above transfers. As of December 31, 2009, 2010 and 2011, the outstanding loan to Mr. Xu was RMB0.7 million, RMB2.2 million and RMB2.0 million ($0.3 million), respectively. The largest aggregate outstanding loan to Mr. Xu during the period covered was RMB2.2 million ($0.3 million). As of the date of this annual report, the outstanding loan to Mr. Xu was RMB0.2 million ($0.03 million).

As part of our contractual arrangements with two of our VIEs, namely, MecoxLane Shopping and Rampage Shopping, Mr. Guisheng Liu, our employee, has owed interest-free loans to us after Mr. Miao Li, our former employee, transferred all of his equity interests in these VIEs to Mr. Liu in July 2010. Originally, we extended these loans to Mr. Li to make contributions to the registered capital of these VIEs, and the loans were assumed by Mr. Liu upon the above transfer. As of the date of this annual report, the outstanding loan to Mr. Liu was RMB1.0 million ($0.2 million).

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

(ii)    Mecox Lane must make a loan totaling $10 million to Rampage Cayman and Rampage Cayman must achieve annual gross revenues of RMB400.0 million ($63.6 million) by the fifth anniversary of the date of the agreement, otherwise Iconix will have the right to require assignment back of the Rampage trademarks at nominal consideration.

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

(v)    In the event of a change of control in Mecox Lane, Iconix has a put option, which is the right to require Mecox Lane to purchase all of the shares then held by Iconix at a price determined by a mutually appointed independent valuer. If Mecox Lane completes an initial public offering on a recognized stock exchange, Iconix also has the right to require Mecox Lane to purchase any or all of the shares then held by Iconix at a price calculated based on the formula provided therein. See Item 3.D. “Key Information—Risk Factors—Risks Related to Our Business—We have granted an option of unlimited duration to ICL-Rampage Limited to require us to purchase ICL-Rampage Limited’s 20% minority interest in our subsidiary, Rampage China Limited, or Rampage Cayman. We are not able to determine the price that we may be obligated to pay under this option, and the amount may be beyond our ability to pay. Even if we are able to meet our obligation under the option, the payment to ICL-Rampage Limited may materially adversely affect our results of operations, our liquidity and the value of your investment in our ADSs or ordinary shares.”

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

Other Transactions with Certain Directors, Shareholders and Affiliates

Mr. Alfred Beichun Gu, our chief executive officer, was a shareholder of our VIEs since their inception until March 2010, during which period we entered into contractual arrangements with Mr. Gu in the terms substantially similar to our contractual arrangements with Mr. Paul Bang Zhang. As part of these contractual arrangements, we extended interest-free loans to Mr. Gu. As of December 31, 2009, 2010 and 2011, the outstanding loan to Mr. Gu was RMB4.7 million, nil and nil, respectively. The largest aggregate outstanding loan to Mr. Gu during the period covered was RMB4.7 million ($0.7 million). In 2010, Mr. Gu transferred all of his equity interests in our VIEs to Mr. Paul Bang Zhang and was no longer a party to these contractual arrangements, as he was no longer a PRC citizen. As of the date of this annual report, no outstanding loan is due from Mr. Gu.

Mr. Shiqin Zhao, our former chief financial officer, was a shareholder of MecoxLane Shopping since its inception until February 2010, during which period we entered into contractual arrangements with Mr. Zhao in the terms substantially similar to our contractual arrangements with Mr. Yi Xu. As part of these contractual arrangements, we extended an interest-free loan to Mr. Zhao. As of December 31, 2009, 2010 and 2011, the outstanding loan to Mr. Zhao was RMB1.5 million, nil and nil, respectively. The largest aggregate outstanding loan to Mr. Zhao during the period covered was RMB1.5 million ($0.2 million). In February 2010, Mr. Zhao transferred all of his equity interest in MecoxLane Shopping to Mr. Yi Xu and was no longer a party to these contractual arrangements, as he left our company for personal reasons. As of the date of this annual report, no outstanding loan is due from Mr. Zhao under our contractual arrangements with MecoxLane Shopping.

Mr. Miao Li, our former employee, was a shareholder of MecoxLane Shopping and Rampage Shopping since their inception until September 2010 and a shareholder of MecoxLane Information since November 2005 when he acquired the equity interest in MecoxLane Information held by Mr. Rong Bi, our former employee, until September 2010. During these periods, we entered into contractual arrangements with Mr. Li in the terms substantially similar to our contractual arrangements with Mr. Guisheng Liu. As part of these contractual arrangements, we extended interest-free loans to Mr. Li. As of December 31, 2009, 2010 and 2011, the outstanding loan to Mr. Li was RMB1.2 million, nil and nil, respectively. The largest aggregate outstanding loan to Mr. Li during the period covered was RMB1.2 million ($0.2 million). In September 2010, Mr. Li transferred all of his equity interests in MecoxLane Information, MecoxLane Shopping and Rampage Shopping and was no longer a party to these contractual arrangements. As of the date of this annual report, no outstanding loan is due from Mr. Li.

Mr. Yu Sheng, our former employee, was a shareholder of MecoxLane Information since its inception until February 2008, during which period we entered into contractual arrangements with Mr. Sheng in the terms substantially similar to our contractual arrangements with Mr. Yi Xu. As part of these contractual arrangements, we extended an interest-free loan to Mr. Sheng. The largest aggregate outstanding loan to Mr. Sheng during the period covered was RMB165,000 ($26,216). In February 2008, Mr. Sheng transferred all of his equity interest in MecoxLane Information to Mr. Yi Xu and was no longer a party to these contractual arrangements, as he left our company for personal reasons. As of the date of this annual report, no outstanding loan is due from Mr. Sheng.

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

For the years ended December 31, 2009, 2010 and 2011, we recorded advertising expense of $0.2 million, $0.3 million and nil, respectively, for services received from Allyes Information Technology Ltd., or Allyes, a company of which Mr. Neil Nan Peng Shen, our chairman served as a director. Allyes is no longer an affiliate of Mr. Shen after Mr. Shen ceased to be a director of it since August 2010.

In November 2011, we entered into a framework agreement with Vipshop (China) Co., Ltd, or Vipshop, a company in which Sequoia Capital, one of our shareholders, also has significant shareholding. Pursuant to the framework agreement, we sell our some of products to Vipshop on a consignment basis, at arm’s length. For the year ended December 31, 2011, we had recorded net revenues of $304,350 from Vipshop under the framework agreement. The amount due from Vipshop was $356,090 as of December 31 2011.

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

Legal Proceedings

On December 3, 2010, a class action complaint captioned Arfa v. Mecox Lane Limited, et al., No. 10-CV-9053, was filed by the law firm of Kahn Swick & Foti, LLC, on behalf of purchasers of our ordinary shares issued pursuant to our initial public offering. The named defendants are our company, certain individual defendants by virtue of their positions as officers and directors of our company, namely Neil Nanpeng Shen, John J. Ying, Paul Bang Zhang, Alfred Beichun Gu, Kelvin Kenling Yu, Anthony Yai Yiu Lo and David Jian Sun, or the Individual Defendants, and two underwriters involved in the initial public offering, Credit Suisse Securities (USA) LLC and UBS AG. The plaintiff in the Arfa action alleges that the defendants included or allowed to be included materially false and misleading statements in the registration statement and annual report issued in connection with the initial public offering in violation of Section 11 of the Securities Act of 1933, and against the Individual Defendants under Section 15 of the Securities Act. Specifically, the plaintiff contends that the our registration statement and annual report for our initial public offering were materially false and misleading because they failed to disclose at the time of the initial public offering that: (i) it already was foreseeable that we would not be able to achieve results for the third quarter of 2010 that were in line with either historical growth trends or defendants’ guidance; (ii) we already had experienced disappointing results for the third quarter of 2010, prior to the initial public offering — including a significant decline in gross margins that were adversely impacted by increased costs and expenses; (iii) defendants had not conducted an adequate due diligence investigation into our company; and (iv) we lacked adequate internal financial controls.

On January 4, 2011, a virtually identical class action complaint captioned Brady v. Mecox Lane Limited, et al., No. 11-CIV-0034 was filed by the law firm of Pomerantz Haudek Grossman & Gross LLP, also in the Southern District of New York, on behalf of persons or entities who purchased our American Depositary Shares pursuant and/or traceable to our October 2010 registration statement and annual report. The Brady complaint added Oppenheimer & Co. Inc. and Roth Capital Partners LLC as additional underwriter defendants, and added a claim under Section 12(a)(2) of the Securities Act.

On March 31, 2011, the actions were consolidated by order of Judge Robert Sweet. The Court lead plaintiff and co-lead counsel. The lead plaintiff counsel filed a consolidated amended class action complaint May 31, 2011. We and the other defendants moved to dismiss the amended complaint, and oral argument on the motion was held on January 18, 2012.

On March 1, 2012, Judge Robert W. Sweet of the United States District Court for the Southern District of New York dismissed without prejudice the plaintiff’s claims under Section 11 of the Securities Act, along with the derivative claims under Section 15 of the Securities Act. On April 5, 2012, plaintiffs filed a notice of appeal. We plan to contest the appeal.

As of the date of this annual report, we are unable to form a judgment, within the meaning and in accordance with the standards set forth in the ABA Statement of Policy, as to whether an ultimate outcome unfavorable to our company in the Class Action is either “probable” or “remote.” As of the date of this annual report, we also are unable to give an estimate, within the meaning and in accordance with the standards set forth in the ABA Statement of Policy, of the amount or range of potential loss, if any, which might result to our company if the outcome in the class action were unfavorable.

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

Dividend Policy

We have not previously declared or paid and have no plan to declare and pay in the near future any dividends on our shares or ADSs. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Any accumulated losses of PRC subsidiaries will hinder their abilities to pay dividends to us. As of December 31, 2011, we had, on a consolidated basis, accumulated losses of $51.1 million representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder.

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

For the period from October 26, 2010 to the latest practicable date, the trading price of our ADSs on the NASDAQ has ranged from $1.1 to $18.5 per ADS. For the year ended December 31, 2011, the trading price ranged from $1.1 to $7.86 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NASDAQ for our ADSs.

	Trading Price ($)
	High	Low
Annual Highs and Lows
2010 (from October 26, 2010 to December 31, 2010)	18.50	6.45
2011	7.86	1.10
Quarterly Highs and Lows
Fourth Quarter of 2010 (from October 26, 2010 to December 31, 2010)	18.50	6.45
First Quarter of 2011	7.86	5.17
Second Quarter of 2011	6.35	2.53
Third Quarter of 2011	3.74	1.23
Fourth Quarter of 2011	1.97	1.10
First Quarter of 2012	1.60	1.11
Monthly Highs and Lows
October 2011	1.97	1.23
November 2011	1.82	1.41
December 2011	1.48	1.10
January 2012	1.60	1.11
February 2012	1.55	1.21
March 2012	1.42	1.16
April (through April 16, 2012)	1.35	1.15

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

People’s Republic of China Taxation

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC corporate income tax purposes, a withholding tax of 10% for our non-PRC enterprise shareholders or potentially 20% for non-PRC individual shareholders may be imposed on dividends they receive from us and on gains they recognize from transferring our shares or ADSs. See Item 3.D. “Risk Factors—Risks Related to Doing Business in China—We may be classified as a ‘resident enterprise’ for PRC corporate income tax purposes, which could result in unfavorable tax consequences to us.”

United States Federal Income Taxation

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (generally, property held for investment), and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this annual report and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

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

The discussion below assumes the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any PRC taxes and the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the U.S. Holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or on the date of receipt by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect any distribution we make to you will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) either (a) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under the PRC Corporate Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

Any dividends we pay with respect to our ADSs or ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares, the amount of the dividend would include withheld PRC taxes and, subject to certain conditions and limitations, such PRC withholding taxes generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you may be eligible for reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, including how the contractual arrangements between us and our affiliated entities will be treated for purposes of the PFIC rules, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the NASDAQ Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the NASDAQ Global Market and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Information Reporting and Backup Withholding

Any dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other taxable disposition of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue

Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

Additional Reporting Requirements

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs and ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of our ADSs or ordinary shares.

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

We are currently subject to periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information about registrants, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

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

Item 11.              Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk relates to the interest income generated by structural notes with original maturities between three to six months as well as bank deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. We believe the impact of foreign currency risk is not material and we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because substantially all of our revenues and expenses are denominated in RMB and the functional currency of our principal operating subsidiaries and VIEs is the RMB, while we use the U.S. dollar as the functional and reporting currency of Mecox Lane Limited and the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the RMB traded within a narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. From June 2010 to December 2011, the RMB appreciated by 7.2% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have a positive effect on the U.S. dollar amount we would receive from the conversion. As of December 31, 2011, we had RMB-denominated cash balances of RMB247.2 million and U.S. dollar—denominated cash balances of $0.9 million. Assuming we had converted the RMB-denominated cash balance of RMB247.2 million into U.S. dollars at the exchange rate of $1.00 for RMB6.2939 as of December 30, 2011, this cash balance would have been $39.3 million. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to $38.9 million as of December 31, 2011.

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

(g) Expenses of the Depositary	Expenses incurred on behalf of ADR Holders in connection with:		Expenses payable at the sole discretion of the depositary by
	•	Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment	billing ADR Holders or by deducting such charges from one or more cash dividends or other cash distributions
	•	The depositary’s or its custodian’s compliance with applicable law, rule or regulation
	•	Stock transfer or other taxes and other governmental charges
	•	Cable, telex and facsimile transmission and delivery charges
	•	Fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities
	•	Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)
	•	Any other charge payable by depositary or its agents in connection with the servicing of the shares or the deposited securities

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2011, we received reimbursement payment of $568,180 from JPMorgan Chase Bank, N.A., net of the withholding tax.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

See Item 10. “Additional Information” for a description of the rights of securities holders, which remain unchanged.

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

As of March 31, 2012, we had used the net proceeds received from our initial public offering as follows:

•       approximately $41.9 million to the new logistics center located in Wujiang, Jiangsu Province to date.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Due to its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2010	2011
	(in $ thousands)
Audit fees(1)	530	475
Tax fees(2)	—	14

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

ITEM 16F.             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the NASDAQ Stock Market Rules. We are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under NASDAQ Stock Market Rules.

ITEM 16H.            MINING SAFETY DISCLOSURE

Not applicable.

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

4.8	English Translation of Form of Employee Confidentiality Agreement with the Registrant’s senior executives. (incorporated by reference to Exhibit 10.7 from our Registration Statement on

Exhibit Number	Description of Document
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

Exhibit Number	Description of Document
filed with the Securities and Exchange Commission on October 6, 2010).

4.21

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

4.24

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
4.32

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

4.35

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

4.42

English Translation of Lease Contract, undated, between Shanghai Mecox Lane Information Technology Co., Ltd. and Shanghai Chinalong Industrial Development Co., Ltd. (incorporated by reference to Exhibit 4.55 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011).

4.43

English Translation of Lease Contract, undated, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Shanghai Chinalong Industrial Development Co., Ltd. (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011).

4.44	English Translation of Lease Contract, dated as of April 30, 2010, between Mai Wang Trading

Exhibit Number	Description of Document

(Shanghai) Co., Ltd and Shanghai Chinalong Industrial Development Co., Ltd. (incorporated by reference to Exhibit 4.57 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011).

4.45

English Translation of Lease Contract, dated as of November 1, 2010, between Shanghai Mecox Lane Information Technology Co., Ltd. and Shanghai Liming Auxiliary Co., Ltd. (incorporated by reference to Exhibit 4.58 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011).

4.46

English Translation of Lease Contract, dated as of September 28, 2010, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Shanghai Wensheng Printing Co., Ltd. (incorporated by reference to Exhibit 4.60 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011).

4.47

English Translation of Lease Contract, dated as of March 10, 2011, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Beijing Bailiwei Technology Development Co., Ltd.. (incorporated by reference to Exhibit 4.62 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011).

4.48*	English Translation of House Lease Contract, dated as of April 15, 2011, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Guangzhou Pulisi Transportation Service Co., Ltd.

4.49*	English Translation of House Lease Contract, dated as of April 18, 2011, between Mai Wang Trading (Shanghai) Co., Ltd and Shanghai Caohejing High-Tech Park Development Co., Ltd.

4.50*	English Translation of House Lease Contract, dated as of April 18, 2011, between Shanghai Mecox Lane Information Technology Co., Ltd. and Shanghai Caohejing High-Tech Park Development Co., Ltd.

8.1*	Subsidiaries of the Registrant.

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of Jun He Law Offices.

15.3*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this annual report on Form 20-F.

** XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MECOX LANE LIMITED

By:	/s/ Alfred Beichun Gu
Name: Alfred Beichun Gu
Title: Director and Chief Executive Officer

Date: April 18, 2012

MECOX LANE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mecox Lane Limited

We have audited the accompanying consolidated balance sheets of Mecox Lane Limited and subsidiaries (the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, equity (deficit) and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mecox Lane Limited and subsidiaries at December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 18, 2012

MECOX LANE LIMITED

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2010 AND 2011

(In U.S. dollars, except number of shares)

	2010	2011
	$	$
ASSETS
Current assets:
Cash and cash equivalents	86,011,952	40,097,545
Short-term investments	30,199,200	20,631,910
Accounts receivable	1,487,298	1,993,962
Amount due from related party	—	356,090
Other receivables	9,662,105	6,921,738
Advances to suppliers and prepaid expenses	1,410,510	2,138,815
Merchandise inventories	35,809,524	31,286,353
Deferred tax assets—current portion	1,672,078	323,911
Total current assets	166,252,667	103,750,324
Property and equipment, net	8,696,636	43,236,593
Prepaid land use right	—	6,234,620
Intangible assets, net	1,283,370	1,450,220
Deferred tax assets—long term portion	1,271,691	—
Other non-current assets	439,798	833,427
TOTAL ASSETS	177,944,162	155,505,184

LIABILITIES, , MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of 1,633,946.and 4,886,576 as of December 31, 2010 and 2011, respectively)	24,117,767	23,867,229
Advances from customers (including advances from customers of the consolidated VIEs without recourse to Mecox Lane Limited of 2,966,255 and 1,790,998 as of December 31, 2010 and 2011, respectively)	5,839,069	4,723,687
Amount due to related parties (including amount due to related parties of the consolidated VIEs without recourse to Mecox Lane Limited of 8,529 and nil as of December 31, 2010 and 2011, respectively)	8,529	—
Accrued expenses (including accrued expenses of the consolidated VIEs without recourse to Mecox Lane Limited of 3,743,696 and 5,378,698 as of December 31, 2010 and 2011, respectively)	6,553,143	8,725,738
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Mecox Lane Limited of 3,305,520 and 4,142,652 as of December 31, 2010 and 2011, respectively)	4,311,094	5,694,457
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Mecox Lane Limited of 126,898 and 107,032 as of December 31, 2010 and 2011, respectively)	1,429,415	1,793,016
Total current liabilities	42,259,017	44,804,127

Commitments and contingencies (Note 16)
Mezzanine equity:
Redeemable noncontrolling interests	38,855	—

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 405,192,257 and 405,192,227 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	40,519	40,519
Additional paid-in capital	159,437,097	163,806,117
Accumulated deficit	(26,223,473)	(59,447,134)
Accumulated other comprehensive income	2,292,147	6,201,555
Total Mecox Lane Limited equity	135,546,290	110,601,057
Noncontrolling interests	100,000	100,000
Total equity	135,646,290	110,701,057
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	177,944,162	155,505,184

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except for share data)

	2009	2010	2011
	$	$	$
Net revenues:	177,689,191	227,541,298	217,893,838
Cost of goods sold (excluding depreciation and amortization)	97,057,581	132,641,621	144,738,541
Operating expenses:
Selling, general and administrative expenses	68,504,581	86,244,899	104,534,226
Depreciation and amortization	3,598,498	4,468,527	4,411,298
Other operating income, net	(254,312)	(774,986)	(932,748)
Total operating expenses	71,848,767	89,938,440	108,012,776
Income (loss) from operations	8,782,843	4,961,237	(34,857,479)
Interest income	351,496	440,875	2,231,462
Other income, net	—	—	2,307,270
Income (loss) before income taxes and noncontrolling interests	9,134,339	5,402,112	(30,318,747)
Income tax expense	(1,922,118)	(957,648)	(2,943,769)
Net income (loss)	7,212,221	4,444,464	(33,262,516)
Accretion of noncontrolling interest	—	—	256,792
Net income (loss) attributable to noncontrolling interests	—	13,855	(295,647)
Net income (loss) attributable to Mecox Lane Limited shareholders	7,212,221	4,430,609	(33,223,661)

Earnings (loss) per ordinary share:
Basic	$0.02	$0.01	$(0.08)
Diluted	$0.02	$0.01	$(0.08)
Earnings (loss) per ADS:
Basic	$0.15	$0.07	$(0.57)
Diluted	$0.15	$0.06	$(0.57)
Weighted average ordinary shares used in per share calculation
Basic	205,381,732	242,026,404	405,192,243
Diluted	332,293,300	396,873,164	405,192,243
Weighted average ADS used in per share calculation
Basic	29,340,247	34,575,201	57,884,606
Diluted	47,470,471	56,696,166	57,884,606

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) AND COMPREHENSIVE INCOME

(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Noncontrolling interest	Total	Comprehensive Income (loss)
	Number	$	$	$	$	$	$	$
Balance at January 1, 2009	209,230,993	20,923	26,475,224	(37,866,303)	1,329,894	100,000	(9,940,262)
Net income	—	—	—	7,212,221	—	—	7,212,221	7,212,221
Share-based compensation	—	—	2,640,945	—	—	—	2,640,945
Foreign currency translation adjustments	—	—	—	—	19,989	—	19,989	19,989
Balance at December 31, 2009	209,230,993	20,923	29,116,169	(30,654,082)	1,349,883	100,000	(67,107)	7,232,210
Net income	—	—	—	4,430,609	—	—	4,430,609	4,430,609
Series B, C and D preference shares converted into ordinary shares upon initial public offering	123,961,259	12,396	25,341,830	—	—	—	25,354,226
Issuance of ordinary shares upon initial public offering, net of issuance costs	72,000,005	7,200	101,633,202	—	—	—	101,640,402
Share-based compensation	—	—	3,345,896	—	—	—	3,345,896
Foreign currency translation adjustments	—	—	—	—	942,264	—	942,264	942,264
Balance at December 31, 2010	405,192,257	40,519	159,437,097	(26,223,473)	2,292,147	100,000	135,646,290	5,372,873
Net loss	—	—	—	(33,223,661)	—	—	(33,223,661)	(33,223,661)
Refund of issuance costs	—	—	15,418	—	—	—	15,418
Fraction shares repurchased in ADS conversion	(30)	—	(5)	—	—	—	(5)
Share-based compensation	—	—	4,353,607	—	—	—	4,353,607
Foreign currency translation adjustments	—	—	—	—	3,909,408	—	3,909,408	3,909,408
Balance at December 31, 2011	405,192,227	40,519	163,806,117	(59,447,134)	6,201,555	100,000	110,701,057	(29,314,253)

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

	2009	2010	2011
Cash flows from operating activities:
Net income (loss)	7,212,221	4,444,464	(33,262,516)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation	2,640,945	3,345,896	4,353,607
Bad debt expense	(27,464)	(24,540)	(13,275)
Depreciation and amortization	3,598,498	4,468,527	4,337,701
Impairment losses	—	—	81,870
Loss on disposal of property and equipment	403,176	610,138	389,744
Changes in operating assets and liabilities:
Accounts receivable	(1,270,264)	512,202	(397,854)
Amount due from related party	—	—	(356,090)
Other receivables	(2,513,825)	(5,856,605)	3,153,303
Advances to suppliers and prepaid expenses	(100,136)	219,816	(639,940)
Merchandise inventories	(8,241,637)	(15,630,526)	6,193,787
Prepaid land use right	—	—	(6,234,620)
Other non-current assets	(259,599)	431,015	(393,629)
Accounts payable	6,259,237	3,892,684	(1,445,285)
Advances from customers	2,052,509	521,088	(1,378,387)
Accrued expenses	4,136,254	(1,438,348)	1,791,986
Amount due to related parties	175,741	(167,212)	(8,529)
Income tax payable	239,070	(538,667)	283,371
Other current liabilities	1,829,654	496,559	1,134,255
Deferred tax	(884,663)	(1,160,536)	2,701,243

Net cash provided by (used in) operating activities	15,249,717	(5,874,045)	(19,709,258)

Cash flows from investing activities:
Purchase of property and equipment	(6,261,815)	(6,671,142)	(33,627,377)
Purchase of intangible assets	(440,959)	(703,705)	(540,494)
Proceeds from sale of property and equipment	22,520	60,123	195,777
Purchase of short-term investments	—	(30,199,200)	(20,631,910)
Proceeds from sale of short-term investments	—	7,322,363	30,199,200

Net cash used in investing activities	(6,680,254)	(30,191,561)	(24,404,804)

Cash flows from financing activities
Collection of note receivable from option exercise	—	556,988	—
Gross proceeds from issuance of ordinary shares from initial public offering	—	105,229,853	—
Repurchase of fraction shares during ADS conversion	—	—	(5)
Offering expenses incurred (refund)	—	(3,096,180)	15,418

Net cash provided by financing activities	—	102,690,661	15,413

Effect of exchange rate changes	52,177	629,044	(1,815,758)
Net increase (decrease) in cash and cash equivalents	8,621,640	67,254,099	(45,914,407)
Cash and cash equivalents at beginning of year	10,136,213	18,757,853	86,011,952

Cash and cash equivalents at end of year	18,757,853	86,011,952	40,097,545

Supplemental disclosure of cash flow information
Income taxes paid	2,337,951	3,151,197	314,121
Non-cash investing and financing activities:
Accounts payable for purchase of property, plant and equipment	—	156,341	4,009,951
Deferred initial public offering cost	—	(493,271)	—

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES

Mecox Lane Limited (“the “Company”) was incorporated in the Cayman Islands on May 28, 1996. The Company, its subsidiaries and variable interest entities (“VIEs”) (collectively the “Group”) is engaged in the design and sale of apparel, accessories, home and healthcare products through its online platform and stores.

As of December 31, 2011, the Company’s significant consolidated subsidiaries and VIEs consist of the following:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities

Mecox Lane (Hong Kong) Limited	March 17, 2010	Hong Kong	100%	Investment holding

Shanghai Mecox Lane International Mailorder Co., Ltd. (“Mecox Lane Mailorder”)	January 8, 1996	China	100%	Telephonic sales of garments, accessories and other products

Clarence Consultants Limited (“Clarence”)	March 30, 1998	Cayman Islands	100%	Investment holding

eMecoxLane Co., Ltd. (“eMecoxLane”)	December 13, 2000	Cayman Islands	100%	Investment holding

eMecoxLane (Hong Kong) Co., Ltd.	March 16, 2010	Hong Kong	100%	Investment holding

Mecox Lane Technology (China) Limited	July 9, 2010	China	100%	Sale of garments and accessories

Mai Wang Information Technology (Shanghai) Co., Ltd. (“Mai Wang Information”)	September 8, 2008	China	100%	Software development and information technology support

Mai Wang Trading (Shanghai) Co., Ltd. (“Mai Wang Trading”)	April 5, 2000	China	100%	Wholesale of garments

Shanghai Xian Ni Garment Co., Ltd. (“Xian Ni”)	December 27, 1993	China	96.7%	Investment holding

Rampage China Limited (“Rampage Cayman”)	February 18, 2009	Cayman Islands	80%	Investment holding

Rampage China (Hong Kong) Limited	March 30, 2009	Hong Kong	80%	Investment holding

Rampage Trading (Shanghai) Co., Ltd.	May 14, 2010	China	80%	Wholesale of garments

Shanghai Mecox Lane Information Technology Co., Ltd. (“MecoxLane Information”)	August 6, 2002	China	VIE	Online sales and maintenance of Company website

Shanghai Mecox Lane Shopping Co., Ltd (“Mecox Lane Shopping”)	July 19, 2005	China	VIE	Sale of garments and office accessories

Shanghai Shang Xun Information Technology Co., Ltd. (“Shang Xun”, previously known as Shanghai Wangji Marketing Services Co., Ltd.)	September 14, 2006	China	VIE	Software development and information technology support

Shanghai Rampage Shopping Co., Ltd. (“Rampage Shopping”)	November 24, 2008	China	VIE	Retail of apparels and accessories

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)           Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)         Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and VIEs for which it is deemed the primary beneficiary. All intercompany transactions, balances and unrealized profit and losses have been eliminated on consolidation.

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
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)      Principles of consolidation (Continued)

The Company participated significantly in the design of these VIEs. Based on these series of agreements, the shareholders of the VIEs grant the Company powers of attorney to exercise all their rights as shareholders of the VIEs, including the right to appoint board members and senior management members. Thus the Company has the ability to effectively control the VIEs. The Company is also able to receive the economic benefits of these VIEs, because its ability to effectively determine the services fees payable by the VIEs to the Company under the exclusive business cooperation agreements and exclusive service agreement, which are part of the contractual arrangements. Therefore, Company has determined that it is the primary beneficiary of the aforementioned entities and has consolidated their respective results from the date of initial involvement or date of establishment. As of December 31, 2010 and 2011, total assets and liabilities of the VIEs are as follows:

	December 31, 2010	December 31, 2011
	$	$
Cash and cash equivalents	3,075,183	3,449,087
Accounts receivable—net	838,407	1,394,375
Other receivables	4,927,232	5,029,346
Merchandise inventory	4,985,881	2,756,050
Property and equipment—net	3,066,663	2,726,201
Other non-current assets	1,444,624	1,196,974
Total Assets	18,337,990	16,552,033
Accounts payable	1,633,946	4,886,576
Advances from customers	2,966,255	1,790,998
Amount due to related parties	8,529	—
Accrued expenses	3,743,696	5,378,698
Other current liabilities	3,305,520	4,142,652
Income taxes payable	126,898	107,032
Total Liabilities	11,784,844	16,305,956

(c)       Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amount revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include useful lives and impairment for long-lived assets, inventory valuation, accruals for sales returns, and valuation allowance for deferred tax assets.

(d)      Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

The Company recorded $0.4 million, $0.9 million and $7.9 million of inventory write-downs and shortages in 2009, 2010 and 2011, respectively.

(g)    Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Lesser of lease term or estimated useful life of 2 years
Office equipment	5 years
Furniture	5 years
Vehicles	5 years

(h)    Prepaid land use right

Prepaid land use right represents prepayments for the land where the Group’s logistic center is located. The prepayment is amortized over its lease period of 50 years.

(i)     Acquired intangible assets

Acquired intangible assets consist primarily of trademarks, and computer software carried at cost less accumulated amortization. Amortization for trademarks and computer software is computed using the straight- line method over the license period of five years.

(j)     Asset Retirement Obligations

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

(k)    Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group assesses the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment equal to the difference between the carrying amount and fair value of these assets. The Group recorded an impairment loss for its leasehold improvements in the amount of $81,870 for the year ended December 31, 2011.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)       Franchise

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

(m)   Revenue recognition

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

The Group utilizes delivery service providers when sales are made through its online platform. The Group accepts credit card and debit card payments or cash-on-delivery (“COD”) for products ordered through its website and customer service center. Credit and debit card receivables as of December 31, 2010 and 2011 are immaterial. The Group normally collects credit and debit card receivables within three to four days after the sale. Credit and debit card processing fees are recorded in selling, general and administrative expenses and were immaterial for all periods presented. For COD sales, the delivery service providers are responsible for collecting payment from the customer at the point of delivery. The Group estimates and defers revenue and the related product costs for shipments that are in-transit to the customer. Revenue is recognized at the time the customer receives the product which is typically within a few days of shipment. Amounts collected by delivery service providers but not remitted to the Group are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery are classified as advances from customers. The Company pays a fee to the delivery service provider and records such fee in cost of goods sold.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)   Revenue recognition (Continued)

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

Other franchisees are permitted to return product within certain windows of time, generally based upon the seasons of the year, limited to 10% of the specific order placed. The Group records the full 10% of the sales price as reduction of revenue based on historical return experience.

(n)    Shipping and handling costs

Revenues include fees charged to customers for shipping and handling. Shipping and handling costs incurred for sale of products and recognized as cost of goods sold was $10,027,266, $13,751,444 and $15,190,748 for the years ended December 31, 2009, 2010 and 2011, respectively.

(o)    Discount coupons and membership points

The Group voluntarily provides discount coupons as sales incentives to selected customers. These coupons can only be utilized in conjunction with a subsequent purchase and are recorded as a reduction of revenues at the time of use.

The Group has established a customer loyalty program wherein a customer earns 10 points for each Renminbi (“RMB”) spent. The Group regularly prices certain of its products at a combination of price plus points, the combination of which is solely at the Group’s discretion. Points can only be redeemed in connection with a subsequent purchase and only to the extent the points earned in a current transaction are less than the number of points required to acquire the product(s) in such transaction. Such instances have represented a minor portion of the Group’s sales transactions for all periods presented. Further, the points have no defined monetary value which would permit a customer to obtain a calculated discount per point or any form of free product. The Group accrues a liability for the estimated value of the points earned and expected to be redeemed. As of December 31, 2010 and 2011, accrued liability for the Group’s customer loyalty program was $241,181 and $67,755, respectively.

(p)    Expense classification

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

Purchasing, receiving and warehousing costs included in selling, general and administrative expenses were $7,407,601, $8,792,801, and $10,189,464 for the years ended December 31, 2009, 2010 and 2011, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)       Advertising expenses

The Group expenses advertising costs as incurred. Total advertising expense was $20,834,714, $23,987,328 and $28,951,702 for the years ended December 31, 2009, 2010 and 2011, respectively.

(r)        Store pre-opening costs

Non-capital expenditures, such as rent, advertising and payroll costs incurred prior to the opening of a new store are charged to expense in the period they are incurred. Such costs were immaterial for the years ended December 31, 2009, 2010 and 2011.

(s)        Foreign currency translation

The functional currency of the Company, eMecoxLane and Clarence are the United States dollar (“US dollar”). The functional currency of all the other subsidiaries and the VIEs is the RMB. Foreign currency denominated monetary assets and liabilities have been translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies have been translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

The financial statements of the subsidiaries and the VIEs have been translated into US dollars for the purposes of consolidation. Assets and liabilities are translated into US dollar based on the rates of exchange existing on the balance sheet date. Equity accounts are translated at historical exchange rates. Their statements of operations are translated using a weighted average rate for the period. Translation adjustments have been reported as a separate component of other comprehensive income.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents denominated in RMB amounted to $83,967,696 and $39,230,288 at December 31, 2010 and 2011, respectively.

(t)        Income taxes

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)    Value added taxes

The Company’s PRC subsidiaries are subject to value added tax at a rate of 17% on proceeds received from customers, and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods that have generated the gross sales proceeds. The VAT balance is recorded either in other current liabilities or other current receivables on the face of consolidated balance sheets.

(v)      Comprehensive income

Comprehensive income includes all changes in equity from transactions and other events and circumstances from non-owner sources. Comprehensive income includes net income and foreign currency translation adjustments.

(w)     Concentration credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and advances to suppliers. The Group places its cash and cash equivalents and short-term investments with financial institutions with high-credit ratings and quality. Accounts receivable primarily comprise amounts receivable from product delivery service providers. These amounts are collected from customers by the service providers when products are delivered. The Group conducts a credit evaluation of these service providers and generally requires a small amount of security deposit. With respect to advances to product suppliers, the Group performs on-going credit evaluations of the financial condition of its suppliers. The Group establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

(x)     Fair value of financial instruments

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)       Fair value of financial instruments (Continued)

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The Group did not have any material financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2010 and 2011. The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, short-term investments, other receivables, accounts payable and other payables are recorded at cost which approximates their fair value due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.

(y)       Share-based compensation

The Group’s share-based payment transactions are measured based on the grant-date fair value of the award. The fair value of the award, net of estimated forfeitures, is recognized as compensation expense over the period during which the recipient is required to provide services in exchange for the award, which is generally the vesting period.

Upon modification, the incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified. The incremental compensation cost is recognized in the period the modification occurs for the vested award or over the remaining vesting period for the nonvested award.

(z)        Operating leases

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

(aa)     Earnings per share

The Company’s Series B, C and D convertible non-redeemable preference shares contained provisions that did not permit payment of dividends to ordinary shareholders without first paying an undefined dividend to the preferred shareholders. The Group has computed basic earnings per share using the two-class method assuming (i) the preference shares are participating securities and (ii) the preferred shareholders would require a dividend that is at least equal to what they would receive on an as-if converted basis. Diluted earnings per share is computed using the more dilutive of the two-class method or the if-converted method. Upon the consummation of the Company’s initial public offering on October 26, 2010, each of the Series B, Series C and Series D preference shares was automatically converted into ordinary shares. The two-class method of computing earnings per share ceased to apply on the conversion date.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ab) Recently issued accounting standards

In May 2011, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The ASU is the result of joint efforts by the FASB and International Accounting Standard Board (“IASB”) to develop a single, converged fair value framework-that is, converged guidance on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands Accounting Standards Codification (“ASC”) 820, Fair Value Measurement’s, existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and International Financial Reporting Standards (“IFRSs”). However, some could change how the fair value measurement guidance in ASC 820 is applied. The ASU is effective for interim and annual periods beginning after December 15, 2011 for public entities. The Group does not believe that the adoption of this ASU will have a material effect on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income. The ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, Comprehensive Income, and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This ASU defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for public entities. The Group does not believe that adoption of these ASUs will have a material effect on its consolidated financial statements.

On December 16, 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which contains new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under US GAAP more comparable to those prepared under IFRSs. To facilitate comparison between financial statements prepared under US GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein; retrospective application is required. The Group does not believe that the adoption of this ASU will have a material effect on its consolidated financial statements.

3.     SHORT-TERM INVESTMENT

The Company held one and two structured time deposits, categorized as held-to-maturity, short-term investments on December 31, 2010 and 2011, respectively. The two deposits matured on January 5 and January 10, 2012, respectively. The interest rates on the deposits were fixed at 4.5% and 5%, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

4.     PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2010	2011
	$	$
Leasehold improvements	10,542,159	10,701,079
Office equipment	3,772,247	5,119,176
Furniture	2,919,835	3,865,365
Vehicles	601,776	627,319
Construction in progress	102,073	34,645,798
	17,938,090	54,958,737
Less: accumulated depreciation	(9,241,454)	(11,722,144)
	8,696,636	43,236,593

Depreciation expense was $3,446,049, $4,119,877 and $3,860,658 for the years ended December 31, 2009, 2010 and 2011, respectively.

Construction in progress mainly represents the Group’s logistic center and warehouse in Wujiang, Jiangsu Province.

5.     INTANGIBLE ASSETS, NET

	As of December 31,
	2010	2011
	$	$
Trademarks	25,000	25,000
Software	2,715,608	3,371,959
Less: accumulated amortization	(1,457,238)	(1,946,739)
	1,283,370	1,450,220

Amortization expense was $152,449, $348,650 and $477,043 for the years ended December 31, 2009, 2010 and 2011, respectively. The estimated amortization expense is $483,233, $401,916, $331,687, $173,043 and $60,342 for the years ending December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

6.     ACCRUED EXPENSES

	As of December 31,
	2010	2011
	$	$
Accrued advertising expense	1,755,901	2,645,007
Accrued shipping and handling costs	1,462,694	2,117,878
Accrued payroll	2,115,378	2,496,547
Others	1,219,170	1,466,306
	6,553,143	8,725,738

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Upon the initial public offering of the Group on October 26, 2010, the Preference Shares were automatically converted to ordinary shares.

8.     REDEEMABLE NONCONTROLLING INTEREST

The noncontrolling interests in Rampage Cayman contain contingent put options that give the holder the right to redeem the noncontrolling interests upon the occurrence of future events, such as a change of control in the Group, the Group’s successful initial public offering and certain performance targets for which the redemption amount is determined at the time of exercise of the put options based on the Group’s net income for the most recent fiscal year. Upon the Group’s initial public offering, the holder signed an agreement not to exercise the put option until at least October 26, 2011. the Group has accreted changes in the redemption value of the noncontrolling interest over the period from IPO date to the earliest redemption date using interest method. As of December 31, 2011 , the redemption value of the redeemable noncontrolling interests was nil because the Group and Rampage Cayman suffered losses in 2011.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

9.     SHARE-BASED COMPENSATION

2006 Stock Option Plan

In December 2006, the Board of Directors of the Group approved the 2006 Incentive Stock Option Plan (the “2006 Plan”). Options under the 2006 Plan may be granted for periods of up to ten years and at prices as determined by the Board of Directors. The vesting period of the options vary from nil to four years from the date of grant. The Board of Directors authorized a total of 63,456,083 ordinary shares for issuance under the 2006 Plan. As of December 31, 2011, no options to purchase ordinary shares were available for future grant, and options to purchase 19,240,253 ordinary shares were outstanding.

2008 Stock Option Plan

In January 2008, the Board of Directors of the Group approved the 2008 Stock Option Plan (the “2008 Plan”). Options under the 2008 Plan may be granted for periods of up to ten years and at prices as determined by the Board of Directors. The Board of directors authorized a total of 57,370,401 of ordinary shares for issuance under the 2008 Plan. As of December 31, 2011, options to purchase 10,200,029 ordinary shares were available for future grant, and options to purchase 47,170,372 ordinary shares were outstanding.

2011 Share Incentive Plan

In October 2010, the Board of Directors of the Group approved the 2011 Share Incentive Plan (the “2011 Plan”), under which a maximum of 25,358,047 awards may be issued in the form of restricted shares, options, or share appreciation rights.  As of December 31, 2011, 11,678,047 restricted shares and 10,100,000 share options had been granted under the 2011 Plan.

Option modification

In December 2011, the Board of Directors approved an option modification to reduce the exercise price of 76,110,625 options to the then fair market value of the Company’s ordinary shares underlying such options. All other terms of the share options granted under the 2006 and 2008 stock option plan remain unchanged. In addition to the exercise price reduction, the modified options granted under the 2011 Plan contain performance conditions which may accelerate vesting if the Company’s Non-GAAP net income, as defined, reaches certain targets for 2012 or 2013. The modification resulted in incremental compensation cost of $1,955,559, of which $1,482,470 was recorded during the year ended December 31, 2011. The remaining $473,089 will be amortized over the remaining vesting period of the modified options, ranging from 2012 to 2014.

The fair value of each option grant, as well as the fair value of option immediately before and after the aforementioned modification, is estimated on the date of grant or modification using the Black-Scholes option pricing model using the assumptions noted below. Expected volatilities are based on the average volatility of comparable companies with the time period commensurate with the expected time period of the options. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the yield of the Chinese Sovereign Bond denominated in US dollar.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

9.          SHARE-BASED COMPENSATION (Continued)

Options granted:

	2009	2010	2011
Average risk-free rate of return	2.04% – 2.84%	2.68%	2.16% – 2.27%
Expected term	5.88 years	5.88 years	5.88 years
Volatility rate	56.99% – 59.54%	59.05%	56.33% - 56.37%
Expected dividend yield	—	—	—

Options modified:

	Before Modification	After Modification
Average risk-free rate of return	0.36%-1.43%	0.36%-1.16%
Expected term	2.7-7.0 years	2.7-6.0 years
Volatility rate	51.37%-62.75%	51.37%-63.63%
Expected dividend yield	—	—

A summary of the stock option activity is as follows:

		Weighted-	Weighted-
		average	average	Aggregate
		exercise	remaining	intrinsic
	Shares	price	contractual life	value
Options outstanding at January 1, 2011	73,660,496	$0.28
Granted	14,540,000	$0.61
Forfeited	(11,689,871)	$0.45
Options outstanding at December 31, 2011	76,510,625	$0.16	7.1	$437,204
Options vested or expected to vest	76,020,919	$0.16	7.1	$434,405
Options exercisable	61,383,126	$0.16	6.7	$350,761

The weighted average grant date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was $0.13, $1.00 and $0.34, respectively.

As of December 31, 2011, there was $5,510,210 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a weighted-average period of 2.0 years.

The total intrinsic value of options exercised for the years ended December 31, 2009, 2010 and 2011 was $nil, $3,517,730 and $nil, respectively.

Restricted shares

On October 4, 2011, the Company granted 11,678,047 restricted shares to employees under the 2011 Share Incentive Plan. The restricted shares have a vesting period of three years with the first one-third vesting on the first anniversary from grant date and the remaining two-thirds vesting ratably over eight quarters. Vesting may be accelerated if the Company’s Non-GAAP net income, as defined, reaches certain targets for 2012 or 2013. The Group does not believe vesting under the performance condition is probable and has recognized compensation expense over the three year vesting period. The fair value of the restricted shares was $2,012,795. As of December 31, 2011, there was $1,845,062 in unrecognized compensation cost related to unvested restricted shares which is expected to be recognized over a weighted average vesting period of 2.8 years. The fair value of restricted shares granted and vested during the year ended December 2011 was $0.18. There was no grant of restricted shares prior to January 1, 2011, and there were no forfeitures during the year ended December 31, 2011.

For the years ended December 31, 2009, 2010 and 2011, the Group recorded share-based compensation expense of $2,640,945, $3,345,896 and $4,353,607, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

10.      EMPLOYEE RETIREMENT BENEFIT

Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits was $2,806,064, $4,940,106 and $6,099,964 for the years ended December 31, 2009, 2010 and 2011, respectively.

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

Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. The restricted amount was $55,464,310 and $85,318,122 at December 31, 2010 and 2011, respectively.

12.      INCOME TAX EXPENSE

Income tax expense is comprised of:

	2009	2010	2011
	$	$	$
Current tax	2,807,923	2,196,635	323,911
Deferred tax	(885,805)	(1,238,987)	2,619,858
	1,922,118	957,648	2,943,769

Cayman Islands

Under the current laws of the Cayman Islands, Mecox Lane Limited, eMecoxlane, Clarence and Rampage Cayman are not subject to tax on income or capital gains.

Hong Kong

The Group’s Hong Kong subsidiaries, MecoxLane Hong Kong, Rampage Hong Kong, eMecoxLane Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

12.      INCOME TAX EXPENSE (Continued)

PRC

On March 16, 2007, the National People’s Congress of China enacted a new Corporate Income Tax Law (“Tax Law”) which became effective on January 1, 2008. Under the Tax Law, domestically-owned enterprises and Foreign Investment Enterprise (“FIE”) are subject to a uniform tax rate of 25%. While the Tax Law equalizes the tax rates for FIEs and domestically-owned enterprises, preferential tax treatment may continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, regardless of whether these are domestically-owned enterprises or FIEs. Mecox Lane Mailorder, Mai Wang Trading and Xian Ni were registered in Pudong New District, Shanghai, PRC and were subject to a 15% tax rate pursuant to the local tax preferential arrangement. The Tax Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the Tax Law and which are entitled to a preferential lower tax rate under the existing effective tax laws or regulations. The tax rate of such enterprises will transition to the uniform tax rate over a five-year transition period. Therefore, Mecox Lane Mailorder, Mai Wang Trading and Xian Ni are subject to a preferential income tax rate of 24% and 25% for 2011 and 2012, respectively.

Mai Wang Information was granted “qualified software company” status under the Tax Law in March 2009 and is subject to income tax at a rate of 0% for 2009 and 2010, 12.5% for 2011, 2012, and 2013, and 25% for 2014 and onwards based on the transitional rule under the Tax Law.

The other subsidiaries and VIEs are subject to the uniform tax rate of 25% for all periods presented.

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized benefits associated with the tax positions. At December 31 2010 and 2011, the amount of gross unrecognized tax benefits was nil. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 ($15,100) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2006 through 2011 on non-transfer pricing matters, and from 2001 through 2011 on transfer pricing matters.

The following table sets forth the effects of the tax holidays granted to Mai Wang Information for the periods presented:

	2009	2010	2011
Tax holiday effect	$414,959	$117,505	$—
Net income per share effect—basic	$—	$—	$—
Net income per share effect—diluted	$—	$—	$—

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

12.      INCOME TAX EXPENSE (Continued)

PRC (Continued)

The principal components of deferred tax assets are as follows:

	As of December 31,
	2010	2011
	$	$
Deferred tax assets:
Net operating loss carryforwards	1,342,482	6,714,089
Allowances and reserves	201,687	2,141,989
Accrued expenses	1,544,058	2,043,433
Others	19,414	5,873
	3,107,641	10,905,384
Less: valuation allowance	(163,872)	(10,581,473)
Total deferred tax assets	2,943,769	323,911

Analysis as:
Current	1,672,078	323,911
Non-Current	1,271,691	—
Total deferred tax assets	2,943,769	323,911

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

As a result, the Group has recognized valuation allowance of $163,872 and $10,581,473 as of December 31, 2010 and 2011, respectively.

Reconciliation between the income tax expense computed by applying the PRC statutory corporate income tax rate to income before income taxes and the actual income tax expense is as follows:

	2009	2010	2011
PRC corporate income tax	25.0%	25.0%	25.0%
Expense not deductible for tax purposes	0.7%	0.3%	0.8%
Effect of change in valuation allowance	(2.6)%	2.6%	(34.5)%
Effect of difference in reversal rate	0.0%	(2.8)%	0.0%
Effect of reduced tax rate	(5.3)%	(15.5)%	0.0%
Effect of different tax rate of group entities in other jurisdiction	1.5%	10.0%	(2.7)%
Others	1.7%	(1.9)%	1.7%
	21.0%	17.7%	(9.7)%

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

13.      EARNINGS (LOSS) PER SHARE

Basic and diluted net income (loss) attributable to the Company’s preferred and ordinary shareholders per share have been calculated for the years ended December 31, 2009, 2010 and 2011 as follows:

	2009	2010	2011
Numerator:
Net income (loss) allocated to ordinary shareholders—basic	$4,497,616	$2,499,326	$(33,223,661)
Net income allocated to preferred shareholders	$2,714,605	$1,931,283	$—
Net income (loss) available to Mecox Lane Limited shareholders—diluted	$7,212,221	$4,430,609	$(33,223,661)

Denominator:
Weighted average ordinary shares—basic	205,381,732	242,026,404	405,192,243
—weighted average preference shares	123,961,260	101,206,727	—
—dilutive effect of share options	2,950,308	53,640,033	—
Weighted average ordinary shares—diluted	332,293,300	396,873,164	405,192,243

Basic earnings (loss) per ordinary share	$0.02	$0.01	$(0.08)
Diluted earnings (loss) per ordinary share	$0.02	$0.01	$(0.08)

For the years ended December 31, 2009 and 2010, the Group had 32,700,000 and 1,000,000 share options, respectively, which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

For the year ended December 31, 2011, the Group had and 76,510,625 share options and 11,678,047 restricted shares which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive.

14.      SEGMENT REPORTING

The Group has three major product distribution channels, internet platform, call center, company-owned stores and franchised stores, which constitute four operating segments. The Group’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results of these three channels to make decisions about allocating resources and assessing performance for the entire Group. Hence, the Group operates and manages its business in three reportable segments. The Group does not allocate expenses below segment gross profit since these three channels share the same executive team, logistics center, occupancy expenses, marketing department, information technology infrastructures, human resources and finance department.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued) FOR

THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

14.                        SEGMENT REPORTING (Continued)

Net revenues, cost of goods sold and gross profit attributable to the different segments are as follows:

	Internet platform	Call center	Company Owned Stores	Franchised Stores	Total
	$	$	$	$	$
2009
Revenues	51,524,566	77,837,726	37,387,809	10,939,090	177,689,191
Cost of goods sold (excluding depreciation and amortization)	32,135,887	42,354,321	16,055,383	6,511,990	97,057,581
Gross Profit	19,388,679	35,483,405	21,332,426	4,427,100	80,631,610
Selling, general and administrative expenses					68,504,581
Depreciation and amortization					3,598,498
Other income, net					(254,312)
Income from operations					8,782,843
Interest income					351,496
Income before income taxes and noncontrolling interests					9,134,339

2010
Revenues	108,156,892	70,611,666	30,709,926	18,062,814	227,541,298
Cost of goods sold (excluding depreciation and amortization)	71,443,588	35,945,408	13,521,818	11,730,807	132,641,621
Gross Profit	36,713,304	34,666,258	17,188,108	6,332,007	94,899,677
Selling, general and administrative expenses					86,244,899
Depreciation and amortization					4,468,527
Other income, net					(774,986)
Income from operations					4,961,237
Interest income					440,875
Income before income taxes and noncontrolling interests					5,402,112

2011
Revenues	118,502,166	52,783,982	25,770,146	20,837,544	217,893,838
Cost of goods sold (excluding depreciation and amortization)	92,686,952	24,399,891	12,914,304	14,737,394	144,738,541
Gross Profit	25,815,214	28,384,091	12,855,842	6,100,150	73,155,297
Selling, general and administrative expenses					104,534,226
Depreciation and amortization					4,411,298
Other income, net					(932,748)
Loss from operations					(34,857,479)
Interest income					2,231,462
Other income, net					2,307,270
Loss before income taxes and noncontrolling interests					(30,318,747)

(1)          Segment cost of goods sold and gross profit reviewed by the chief operating decision maker excludes depreciation and amortization.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

14.                        SEGMENT REPORTING (Continued)

The Group’s net revenues are all generated from customers in the PRC. Accordingly, no geographical segments are presented. Net revenues by each group of similar products are as follows:

	For the years ended December 31,
	2009	2010	2011
	$	$	$
Apparel and accessories	128,772,273	167,726,656	156,299,108
Home products	23,045,083	25,523,853	20,636,356
Healthcare products	25,364,211	33,818,003	40,607,636
Others	507,624	472,786	350,738
Total net revenues	177,689,191	227,541,298	217,893,838

The Group’s revenues and cost of goods sold related to its sales to franchisees are as follows:

	For the years ended December 31,
	2009	2010	2011
	$	$	$
Revenue	10,939,090	18,062,814	20,837,544
Cost of goods sold (excluding depreciation and amortization)	6,511,990	11,730,807	14,737,394
Gross profit	4,427,100	6,332,007	6,100,150

The Group operates in PRC and substantially all of the Group’s long-lived assets are located in the PRC.

The Group’s CODM does not review asset information by reportable segment.

15.                        RELATED PARTY TRANSACTIONS

For the years ended December 31, 2009, 2010 and 2011, the Group recorded advertising expense of $182,986, $288,836 and $nil, respectively, for services received from Allyes Information Technology Ltd. (“Allyes”), an affiliate of which Neil Shen, the Group’s chairman of the board is a director. Allyes is no longer an affiliate of Mr. Shen after Mr. Shen ceased to be a director of it in August 2010. The amount due to Allyes was $8,529 and $nil as of December 31, 2010 and 2011, respectively.

For the year ended December 31, 2009, 2010 and 2011, the Group recorded sales of goods of $nil, $nil and $356,090 to VIPShop Holdings Limited (“VIPShop”), with which the Group shares the same major shareholder. The amount due from VIPShop was $nil and $356,090 as of December 31, 2010 and 2011, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued) FOR

THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except number of shares)

16.                        COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group has operating lease agreements for company-owned stores, warehouses and offices. Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2011 are as follows:

Years ending:	$
2012	8,096,140
2013	4,177,718
2014	1,056,729
2015	4,643
2016	322
13,335,552

The Group is obligated to pay additional rentals that are contingent on the sales of certain of its retail stores. Such rentals are expensed as incurred and have not been included above as such amounts cannot be determined until the contingencies have been resolved. Rental expenses were $9,671,288, $10,137,032 and $11,097,836 for the years ended December 31, 2009, 2010 and 2011, respectively, of which $1,620,845, $1,224,443 and $924,349 were contingent rentals, respectively.

Capital commitment

As of December 31, 2011, the Group had contracted for capital expenditures of $66,287. Such amounts are expected to be incurred during the year ending December 31, 2012.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on its business or financial condition.

The Group has two purported class action complaint was filed by individual shareholders in the United States alleging violations by the Group and certain of its officers and directors of the U.S. Securities Act of 1933 in connection with the Company’s initial public offering in October 2010. The lead plaintiff counsel filed a consolidated amended class action complaint on May 31, 2011. The Group moved to dismiss the amended complaint, and oral argument on the motion was held on January 18, 2012. The Group is awaiting a ruling on the motion. The Group believes the complaint lacks any merit and the Group and its directors and officers intend to defend themselves vigorously. As such, the Group believes a loss is remote and therefore did not accrue any contingent liability as of December 31, 2011.

17.                               SUBSEQUENT EVENT

In December 2011, the shareholders of Mecox Lane Information, one of the Company’s VIEs, signed a share transfer agreement with Mecox Lane (Hong Kong) Limited to transfer their equity interests in Mecox Lane Information. The above mentioned transaction was consummated with the approval from government authorities in February 2012. As a result, Mecox Lane Information became a wholly-owned subsidiary of the Company and the contractual arrangements that allowed the Company to control Mecox Lane Information as a VIE were terminated. Subsequent to the share transfer, Mecox Lane Information was renamed Mecox Lane E-commerce Limited.

Additional Information—Financial Statement Schedule 1

MECOX LANE LIMITED

These financial statements have been prepared in conformity with accounting principles generally accepted in the

United States of America

Financial Information of Parent Company

BALANCE SHEETS

(In U.S. Dollars except share data)

	December 31,
	2010	2011
	$	$
Assets
Current asset:
Cash and cash equivalents	71,002,275	2,096,837
Amounts due from subsidiaries and affiliates	383,536	—
Other receivables	101,933	—

Total current assets	71,487,744	2,096,837
Investments in subsidiaries and affiliates	64,149,471	109,067,623

Total assets	135,637,215	111,164,460

Liabilities and equity
Current liabilities:
Accrued expenses and other current liabilities	90,925	563,403

Equity
Ordinary shares ($0.0001 par value; 390,000,000 and 10,000,000,000 shares authorized, 405,192,227 and 405,192,227 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	40,519	40,519
Additional paid-in capital	159,437,097	163,806,117
Accumulated deficit	(26,223,473)	(59,447,134)
Accumulated other comprehensive income	2,292,147	6,201,555

Total equity	135,546,290	110,601,057

Total liabilities and equity	135,637,215	111,164,460

Financial Information of Parent Company

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. Dollars)

	2009	2010	2011
	$	$	$
Operating income (expense):
Royalty income from affiliates	5,428,013	4,745,895	—

General and administrative expense	4,252,893	6,596,081	6,607,185

Operating income (loss)	1,175,120	(1,850,186)	(6,607,185)
Interest income	39	110,383	1,075,624
Other income, net	—	—	2,308,508

Equity in earnings (losses) of equity method investees	6,037,062	6,170,412	(30,000,608)

Net income (loss)	7,212,221	4,430,609	(33,223,661)

Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. Dollars)

	2009	2010	2011
	$	$	$
Cash flows from operating activities:
Net income (loss)	7,212,221	4,430,609	(33,223,661)
Adjustments to reconcile net income to net cash provided (used in) by operating activities:
Share-based compensation	2,640,945	3,345,896	4,353,607
Equity in earnings (losses) of subsidiaries	(6,037,062)	(6,170,412)	30,000,608
Changes in operating assets and liabilities:
Amount due from subsidiaries and affiliates	(4,022,959)	3,639,423	383,536
Other receivables	—	(101,933)	101,933
Accrued expenses and other current liabilities	199,036	(128,751)	472,478

Net cash provided (used in) by operating activities	(7,819)	5,014,832	2,088,501

Cash flows from investing activities:
Investment in subsidiaries and affiliates	—	(36,893,157)	(71,009,352)

Net cash used in investing activities	—	(36,893,157)	(71,009,352)

Cash flows from financing activities
Gross proceeds from issuance of ordinary shares from initial public offering	—	105,229,853	—
Offering expense incurred/(refund)	—	(3,096,180)	15,418
Repurchase of fraction shares during ADS conversion	—	—	(5)
Collection of note receivable from option exercise	—	556,988	—

Net cash provided by financing activities	—	102,690,661	15,413

Net increase (decrease) in cash and cash equivalents	(7,819)	70,812,336	(68,905,438)
Cash and cash equivalents at beginning of year	197,758	189,939	71,002,275

Cash and cash equivalents at end of year	189,939	71,002,275	2,096,837

Non-cash financing activities:

Deferred initial public offering cost	—	(493,271)	—

NOTE TO SCHEDULE 1

1)                 Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e) (3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2011, $85,318,122 was not available for distribution and, as such, the condensed financial information of the Company has been presented for the period ended December 31, 2011.

2)                 Royalty income from affiliates represents fees from equity method investees which are eliminated in the Group’s consolidated financial statements.