Form 20-F
period 2012-12-31
Mecox Lane Ltd
filed 2013-04-23
CIK 1501775

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

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

Paul Bang Zhang Chief Financial Officer 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road Shanghai 200233, People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each	NASDAQ Global Select Market
representing thirty-five ordinary shares, par value $0.0001 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

423,870,274 ordinary shares, par value $0.0001 per share, as of December 31, 2012.

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

☒ Yes  ☐ No

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

☐ Yes  ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

·                   “we,” “us,” “our company,” “our” and “Mecox Lane” refer to Mecox Lane Limited, a Cayman Islands company, its predecessor entity, subsidiaries, its variable interest entities, or VIEs, and subsidiaries of these VIEs, if any;

·                   “B2C e-commerce” refers to business-to-consumer e-commerce;

·                   “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

·                   “Greater China area” refers to the PRC, Taiwan, Hong Kong and Macau;

·                   “shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share;

·                   “ADSs” refers to our American depositary shares, each of which represents 35 ordinary shares. On February 1, 2013, we effected a change of the ADS to ordinary shares ratio from one ADS representing seven ordinary share to one ADS representing 35 ordinary shares. The ratio change has the same effect as a one-for-five ADS consolidation;

·                   “fast fashion” refers to the quick roll-out of new designs, generally fewer than six weeks from design to sale;

·                   “comparable store sales” are reported based on net revenues, and stores are included in comparable store sales beginning on the first anniversary of their first day of operation. Changes in comparable store sales between two periods are based on net revenues of stores that were in operation during both of the periods being compared. If a store is included in the calculation of comparable store sales for only a portion of one of the periods being compared, then that store is included in the calculation for only the comparable portion of the other period. Our competitors and other apparel merchants may calculate comparable or same store sales differently. As a result, data in this annual report regarding our comparable store net revenues may not be comparable to similar data made available by our competitors or other apparel and accessories merchants;

·                   all references to “RMB” or “Renminbi” are to the legal currency of China; and all references to “$,” “US$” and “U.S. dollars” are to the legal currency of the United States;

·                   since 2011, online platform has been divided into two segments, Internet platform and call center, and the corresponding operating data and financial results for the periods presented in this annual report have been retroactively presented in two parts. See “Note 14—Segment Reporting” to our consolidated financial statements; and

·                   Prior to January 2013, we operated our M18.com website, one of China’s leading Internet platforms for apparel and accessories measured by revenues in 2012 according to a public report prepared by iResearch, an independent research and advisory firm. Since January 2013, the M18.com website, has been transferred to and operated by Giosis Mecoxlane Ltd, or Giosis Mecoxlane, a joint venture in which we own 40.0% of the outstanding equity interests. M18.com website was subsequently re-launched by Giosis Mecoxlane as a brand-neutral and open marketplace platform to attract a number of competing and independent sellers and brands while our branded merchandise has also been offered on other third-party e-commerce websites in China.

Our financial statements are expressed in the U.S. dollar, our reporting and functional currency. However, a majority of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in Renminbi, the legal currency of China. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our consolidated financial statements, all translations from Renminbi to U.S. dollars were made at the noon buying rate in effect on December 31, 2012 as set forth in the H.10 Statistical Release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2301 to $1.00, the noon buying rate in effect as of

December 31, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On the latest practicable date, the noon buying rate was RMB6.1914 to $1.00.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income (loss) for the years ended December 31, 2010, 2011 and 2012, and consolidated balance sheet as of December 31, 2011 and 2012.

We and certain selling shareholders of our company completed the initial public offering of 13,504,286 ADSs, each representing seven ordinary shares, par value $0.0001 per share, on October 29, 2010 (approximately 2,700,857 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change on February 1, 2013). In October 2010, we listed our ADSs on the NASDAQ Global Select Market, or NASDAQ, under the symbol “MCOX.” In February 2013, we effected a change of the ADS to ordinary share ratio from one ADS representing seven ordinary shares to one ADS representing 35 ordinary shares. The ratio change has the same effect as a one-for-five ADS consolidation.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

·                                              our business strategies and initiatives as well as our business plans;

·                                              our future business development, results of operations and financial condition;

·                                               expected changes in our revenues and certain cost or expense items;

·                                               our expectations with respect to increased revenue growth and our ability to sustain profitability;

·                                               our products under development or planning;

·                                               our ability to attract clients and further enhance our brand recognition;

·                                               trends and competition in the e-commerce and apparel and accessories industry;

·                                               competition from other retailers of apparel and accessories in China; and

·                                               fluctuation in general economic and business conditions in China.

This annual report also contains data related to the e-commerce and apparel and accessories industry in China, which include projections based on a number of assumptions. These market data include market data from a public report prepared by iResearch, an independent research and advisory firm. The e-commerce and apparel and accessories industry in China may not grow at the rates projected by the market data, or at all. The failure of the markets to grow at projected rates may materially adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

PART I

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                                                KEY INFORMATION

A .                                 Selected Financial Data

The following table presents selected consolidated financial information for our company. You should read the following information in conjunction with our audited consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” below.

We derived the following selected consolidated statement of comprehensive income (loss) data for the years ended December 31, 2010, 2011 and 2012 and consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements, included elsewhere in this annual report. We derived selected consolidated comprehensive income (loss) data for the years ended December 31, 2008 and 2009 and consolidated balance sheet data as of December 31, 2008, 2009 and 2010 from our audited consolidated financial statements that are not included in this annual report. We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results we expect to achieve in any future period.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of $, except share, per share and per ADS data)

Consolidated Statement of Comprehensive Income (Loss) Data
Net revenues:
Internet platform	27,323	51,525	108,157	118,502	71,830
Call center	65,115	77,837	70,611	52,784	47,967
Directly operated stores	13,915	37,388	30,710	25,770	17,343
Franchised stores	1,174	10,939	18,063	20,838	14,676
Total net revenues	107,527	177,689	227,541	217,894	151,816
Cost of goods sold (excluding depreciation and amortization)
Internet platform	16,775	32,136	71,444	92,688	57,679
Call center	34,835	42,354	35,945	24,400	19,155
Directly operated stores	6,173	16,055	13,522	12,914	9,895
Franchised stores	696	6,512	11,731	14,737	10,738
Total cost of goods sold (excluding depreciation and amortization)	58,479	97,057	132,642	144,739	97,467
Operating expenses:
Selling, general and administrative expenses	43,300	68,505	86,245	104,534	76,309
Depreciation and amortization	1,454	3,598	4,468	4,411	4,217
Other operating income, net	(23)	(254)	(775)	(933)	(1,805)
Total operating expenses	44,731	71,849	89,938	108,012	78,721

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of $, except share, per share and per ADS data)
Income (loss) from operations	4,317	8,783	4,961	(34,857)	(24,372)
Interest income	510	351	441	2,231	2,144
Other income, net	—	—	—	2,307	120
Income (loss) before income taxes	4,827	9,134	5,402	(30,319)	(22,108)
Income tax expense	1,275	1,922	958	2,944	324
Net income (loss)	3,552	7,212	4,444	(33,263)	(22,432)
Accretion of interest to redeemable non-controlling interests	—	—	—	257	20
Net income (loss) attributable to redeemable non-controlling interests	—	—	14	(296)	(20)
Net income (loss) attributable to Mecox Lane Limited shareholders	3,552	7,212	4,430	(33,224)	(22,432)

Earnings (loss) per ordinary share:
Basic	$0.01	$0.02	$0.01	$(0.08)	$(0.06)
Diluted	$0.01	$0.02	$0.01	$(0.08)	$(0.06)
Earnings (loss) per ADS(1):
Basic	$0.40	$0.79	$0.36	$(2.87)	$(1.94)
Diluted	$0.39	$0.78	$0.30	$(2.87)	$(1.94)
Weighted average ordinary shares used in per share calculation:
Basic	204,866,943	205,381,732	242,026,404	405,192,243	404,247,016
Diluted	331,009,675	332,293,300	396,873,164	405,192,243	404,247,016
Weighted average ADS(1) used in per share calculation:
Basic	5,853,341	5,868,049	6,915,040	11,576,921	11,549,914
Diluted	9,457,419	9,494,094	11,339,233	11,576,921	11,549,914
Other Financial Data:
Adjusted net income (loss) (2)	5,238	9,853	7,790	(28,909)	(20,313)

(1)         The ADSs outstanding during the respective periods have been retroactively adjusted for a change in the ratio of ADS to ordinary shares from one ADS representing seven ordinary shares to one ADS representing 35 ordinary shares, which was effective as of February 1, 2013.

(2)         We define adjusted net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review adjusted net income (loss) together with net income (loss) to better understand our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income (loss) is that it does not include all items that impact our net income (loss) for the relevant period. In addition, because adjusted net income (loss) is not calculated in the same manner by all companies, it may not be comparable to similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of adjusted net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of $)
Net income (loss)	3,552	7,212	4,444	(33,263)	(22,432)
Add back: share-based compensation expenses	1,686	2,641	3,346	4,354	2,119
Adjusted net income (loss)	5,238	9,853	7,790	(28,909)	(20,313)

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	10,136	18,758	86,012	40,098	13,291
Total assets	38,450	63,068	177,944	155,505	128,390
Total liabilities	23,036	37,756	42,259	44,804	38,474
Ordinary shares	21	21	41	41	41
Additional paid-in capital	26,475	29,116	159,437	163,806	165,934
Treasury stock (at cost)	—	—	—	—	572
Accumulated deficit	(37,866)	(30,654)	(26,223)	(59,447)	(82,811)
Total equity (deficit)	(9,940)	(67)	135,646	110,701	89,916
Total liabilities and equity	38,450	63,068	177,944	155,505	128,390

Exchange Rate Information

Our financial statements are expressed in the U.S. dollar, our reporting and functional currency. However, a majority of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in Renminbi, the legal currency of China. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our consolidated financial statements, all translations from Renminbi to U.S. dollars were made at the noon buying rate in effect on December 31, 2012 as set forth in the H.10 Statistical Release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2301 to $1.00, the noon buying rate in effect as of December 31, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On the latest practicable date, the noon buying rate was RMB 6.1914 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6017	6.2939
2012	6.2301	6.3088	6.3879	6.2221
2012
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2213	6.2438	6.2323
March	6.2108	6.2154	6.2246	6.2105
April (through April 12, 2013)	6.1914	6.1991	6.2078	6.1914

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

B.                                    Capitalization and Indebtedness

Not Applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                    Risk Factors

Risks Related to Our Business

We have a limited operating history and we have incurred net losses in certain prior periods and may continue to incur losses in the future.

In 2012, we incurred net loss of $22.4 million, compared to net income of $4.4 million in 2010 and net loss of $33.3 million in 2011, respectively. We cannot assure you that we will not continue to incur net losses in the future or that there will not be declines in our revenues in future periods. Our business and operating results are affected by general factors affecting the online retail market in China, including China’s overall economic growth, levels of per capita disposable income, the growth in consumer spending and retail industry, and the expansion of Internet penetration and e-commerce in China. Unfavorable changes in any of these general factors could affect the demand for products we sell and could materially and adversely affect our results of operations. Our operating results were directly affected by certain company specific factors, including intensified competition in e-commerce market in China, our revenue mix by segments, competitiveness of our branded products, effectiveness of our marketing activities and our ability to control our costs and operating expenses. We may not be able to achieve or sustain profitability on a quarterly or annual basis.

Furthermore, our limited operating history, especially in sales through e-commerce websites operated by other parties starting in January 2013, may not provide a meaningful basis for evaluating our business, financial performance and prospects. Accordingly, even though we achieved growth or profitability during certain prior periods, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should consider our business and prospects in light of the risks, expenses and challenges that we have as a company with a limited operating history seeking to develop new products and expand our business in a rapidly evolving and competitive market.

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

We derive a majority of our revenues from selling apparel and accessories primarily to young urban female customers. The market for apparel and accessories is highly competitive in China. Competition may result in pricing pressures, reduced profit margins or lost market share or a failure to grow our market share, any of which could substantially harm our business and results of operations. We compete with B2C or C2C e-commerce retailers that market lines of merchandise similar to what we offer, department stores and other international or domestic store-based fashion retailers and apparel companies that distribute branded apparel and accessories through non-proprietary retail or department stores. We face a variety of competitive challenges including:

·                    sourcing products efficiently;

·                    competitively pricing our products and achieving customer perception of value;

·                    anticipating and quickly responding to changing customer demands;

·                    maintaining favorable brand recognition;

·                    developing innovative, high-quality products in sizes, colors and styles that appeal to customers; and

·                    conducting strong and effective marketing activities in several diverse market segments.

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

B2C e-commerce, from which we derived a significant portion of our revenues, is a relatively new and evolving industry and concept. The level of demand and market acceptance of Internet platform are subject to a high degree of uncertainty. Our operating results will depend on numerous factors beyond our control. These factors include:

·                    the growth of personal computer, Internet, broadband, mobile and other telephone users and penetration in China, and the rates of such growth;

·                    whether the B2C e-commerce and Internet platform, particularly in China, continue to grow and the rate of any such growth;

·                   general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

·                   changes in customer demographics and public tastes and preferences; and

·                    the popularity and prices of products that we and our competitors launch and distribute.

A decline in the popularity of online sales in general, or the e-commerce websites and call center through which we sell our products, will adversely affect our revenues and business prospects.

A significant adverse change in our relationship with Giosis Mecoxlane or its performance or financial position could harm our business and financial condition.

From 2010 to 2012, we primarily sold our products at the M18.com website that we operated. In November 2012, we formed a joint venture with Giosis Pte. Ltd, Giosis Mecoxlane, to operate a dynamic online marketplace in China on the M18.com website. Giosis holds 60% and we hold 40% of the outstanding equity interests of Giosis Mecoxlane. Since January 2013, Giosis Mecoxlane has operated and managed the M18.com website that was relaunched as a brand-neutral and open marketplace platform to attract a number of competing and independent sellers and brands. Under the shareholder agreement with Giosis Mecoxlane, Giosis Mecoxlane offers us most favorable pricing terms and commission rates for the sale, display, marketing and promotion of products supplied by us.

A significant adverse change in Giosis Mecoxlane’s manner of doing business with us, whether motivated by competitive pressure, strategic shifts, financial considerations or otherwise, such as increase in commission rate granted to us favorable treatment to our competitors, could adversely affect our business and financial condition. If our commercial arrangements with Giosis Mecoxlane are terminated or became less favorable, we may not be able to identify and enter into agreements with alternative e-commerce platforms with strong online retail experience on a timely basis or on terms favorable to us. Furthermore, under the agreements between us and Giosis, although we retain certain rights on significant matters under shareholder agreement, Giosis has been responsible for the daily operation and management of Giosis Mecoxlane since January 2013. Giosis might not carry out our vision of how online retail network should be operated or achieve Giosis Mecoxlane’s performance goals as planned. If Giosis cannot succeed in its management of Giosis Mecoxlane or fails to effectively expand online retail network in the future, it would in turn adversely affect our business, financial condition and results of operation.

We rely significantly on the operation and maintenance of the M18.com website currently operated by Giosis Mecoxlane, and any server interruptions, break-downs or system failures may adversely impact our sale on the M18.com website.

We operated the M18.com website as our sole Internet platform and, since 2013, the M18.com website has been operated by Giosis Mecoxlane. A significant portion of our net revenues is expected to be generated from our sales on the M18.com website, which depends on the volume of traffic on the M18.com site and the number of orders placed on our products. Accordingly, the satisfactory performance, reliability and availability of the M18.com website, transaction-processing systems and network infrastructure are critical to its ability to attract and retain customers and increase our sales on the website. Any server interruptions, breakdowns or system failures, including failures attributable to events that could result in a sustained shutdown of all or a material portion of the M18.com website, could reduce our sales volumes. In addition, as Giosis Mecoxlane is responsible for the daily operation and maintenance of the M18.com website, our sales on the M18.com website could be adversely affected if Giosis Mecoxlane fails to respond in a timely manner to any server interruptions, break-downs or system failures of the M18.com website.

We may not be able to manage the physical store network effectively and our revenues and business prospects may be adversely affected as a result.

As of December 31, 2012, we had 316 stores in 129 cities in China. We continue to explore various strategic options regarding our store-based retail operations. We may not be able to successfully and effectively manage our physical store network. If we do not successfully manage our store network, our operating costs may increase and our sales and financial results may be adversely affected. In addition, an economic downturn, which may adversely affect the profitability of our stores, could result in longer lead-time for new stores to reach optimal operating levels.

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

Our ability to attract customers to our physical stores depends heavily on the store locations, and any decrease in customer traffic could cause our net sales to be less than expected.

Sales at our physical stores are dependent, to a significant degree, upon the volume of consumer traffic in the areas surrounding the store locations. A reduction in consumer traffic or our inability to obtain or maintain favorable store locations could have a material adverse effect on us.

Our strategy to grow our retail business depends upon our ability to successfully open and operate new stores each year in a timely and cost-effective manner without affecting the success of our existing store base.

Our strategy to grow our retail business depends partly on continuing to successfully open and operate new stores in a sufficient number of suitable locations for the foreseeable future in a timely and cost-effective manner. Our ability to successfully open and operate new stores depends on many factors including, among others, our ability to:

·                  identify desirable store locations;

·                  negotiate acceptable lease terms, including desirable tenant allowances;

·                  hire, train and retain a growing workforce of store managers, sales associates and other personnel;

·                  successfully integrate new stores into our existing control structure and operations, including our information technology systems; and

·                  coordinate well with our Internet platform, call center, and physical stores to minimize the competition within our sales channels.

If we expand into new geographic areas, we will need to successfully identify and satisfy the fashion preferences of our target customers in these areas. In addition, we will need to address competitive, merchandising, marketing, distribution and other challenges encountered in connection with any expansion.

Finally, we cannot assure you that any newly opened stores will be received as well as, or achieve net sales or profitability levels comparable to those of, our existing stores in our estimated time periods, or at all. If our stores fail to achieve, or are unable to sustain, acceptable net sales and profitability levels, our business overall may be materially harmed and we may incur significant costs associated with closing or relocating stores. If we fail to successfully open and operate new stores, our results of operations may be adversely affected.

We have limited experience with franchising arrangements, and our efforts to expand across China through franchising arrangements may not be successful and could impair the value of our brands and our results of operation.

As of December 31, 2012, we had entered into franchise agreements with franchisees to operate 261 stores across China. Under these agreements, third parties operate, or will operate, stores that sell apparel and accessories purchased from us under our Euromoda and Rampage brands. Prior to 2007, we had no experience operating through franchising arrangements, and we can provide no assurance that these arrangements will be successful. We plan to increase these types of arrangements to expand into less developed markets in China. The effect of these arrangements on our business and results of operations is uncertain and depends upon various factors, including the demand for our products in new local markets and our ability to successfully identify and work with appropriate third parties to act as franchisees. In addition, these franchisees may not be able to meet their projections regarding store openings, sales and other aspects of franchising arrangements. Moreover, to the extent that these franchisees do not operate their stores in a manner consistent with our requirements regarding our brands and customer service standards, the value of our brands could suffer. Failure to protect the value of our brands or any other harmful acts or omissions by a franchisee could adversely affect our results of operations and our reputation.

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

A significant barrier to e-commerce and communications is the secure transmission of confidential information over public networks. We rely on self-developed encryption and authentication technology to secure transmission of confidential information, such as customer names, addresses and credit card numbers. We generate a portion of our Internet selling revenues from sales through third-party e-commerce websites and online payment service providers. In such transactions, secured transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks, is essential to maintain consumer confidence. We do not control the security measures of third-party e-commerce websites, including the M18.com, and online payment service providers. While we have not experienced any breach of our security measures to date, there can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by us or third-party service providers to protect customer transaction data. Any such compromise of our or such third-party service providers’ security could materially adversely affect our reputation, business, prospects, financial condition and results of operations. A party who circumvents these security measures could misappropriate proprietary information or interrupt our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services, including e-commerce websites as a means of conducting commercial transactions. To the extent that activities of our company or third-party service providers involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to potential losses, litigation or liability. Our or third-party service providers’ security measures may not prevent security breaches, and failure to prevent such security breaches could materially adversely affect our business, prospects, financial condition and results of operations.

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

Pursuant to the shareholders’ agreement, ICL-Rampage Limited has the option to require us to purchase any or all of its shares in Rampage Cayman. This option will be exercisable at any time and has no termination date. The price that we would be required to pay to ICL-Rampage Limited would be determined by the following formula:

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

Furthermore, ICL-Rampage Limited will have the right to reacquire the trademarks it assigned to Rampage Cayman, for nominal consideration, if (i) we fail to make a US$10.0 million loan to Rampage Cayman or (ii) Rampage Cayman fails to achieve annual gross revenues of RMB400.0 million (US$64.2 million), in each case by the fifth anniversary of the date of the shareholders’ agreement. See Item 7, “Major Shareholders and Related Party Transactions—Related Party Transactions.” Our business and results of operations may be adversely affected if we lose the right to our Rampage trademarks.

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

If we cannot successfully market and sell third-party branded products through our channels, our brand reputation, revenue growth and results of operations will be adversely and materially impaired.

We offered third-party branded products through our Internet platform and call center. We launched 317, 183 and 453 third-party brands through our Internet platform and call center in 2010, 2011 and 2012, respectively. We cannot assure you that this growth strategy will succeed.

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

We offer Euromoda- and Rampage-branded apparel and accessories through our Internet platform and stores, and may be subject to price conflicts between these channels, which could adversely affect our reputation and business.

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

We may not successfully integrate newly developed, acquired or licensed brands or businesses into our business model, and our sales and profits may suffer as a result.

We may develop, acquire or obtain licenses to operate additional brands to expand our brand portfolio. Our ability to expand depends on our ability to develop a new brand, identify appropriate additional brands and to initiate, negotiate and acquire or obtain licenses for such brands.

In addition, we may experience difficulties in integrating newly developed, acquired or licensed brands or businesses into our existing business model and in retaining key personnel to manage such brands or businesses. The cost and duration of integration could also exceed our original estimates. Any impact on our ability to continue to sell products of one or more of our brands, or any significant damage to one or more of our brands’ images, could materially and adversely affect our sales and profits.

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

As of December 31, 2012, we operated 55 directly operated stores. We lease our store space primarily from mall operators or other shopping place owners generally for an initial term of no more than five years. We also leased an aggregate of over 20,000 square meters of office, warehouse and call center space in China as of March 2013. There is no assurance that each of the leases will be renewed upon expiration on reasonable terms, or at all. If we were unable to renew the leases of our directly operated stores on reasonable terms, we would need to relocate the relevant stores, which could lead our stores to be less appealing to our customers. Renewal of leases on unfavorable terms will result in increased rental expenditure for us. In such cases, our sales and financial results may be adversely affected.

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

Our failure to maintain proper inventory levels could adversely affect our financial results.

We are exposed to seasonal and other changes in customer demand. Since merchandise usually must be ordered in advance of the season and frequently before fashion trends are evidenced by customer purchases, market demand for our products may fall below our expectations. In addition, the cyclical nature of the apparel and accessories business requires us to carry a significant amount of inventory, especially prior to the peak holiday selling season. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. In the past, we have not always predicted our customers’ preferences and acceptance levels of our products with accuracy. There can be no assurance that we will be able to successfully manage our inventory at a level appropriate for future customer demand.

If sales do not meet expectations, excessive inventory may lead to markdowns and, therefore, lower than planned margins. We may also accumulate inventories, which may eventually lead to inventory write-downs that could adversely affect our financial results. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other purposes. We recorded $7.9 million and $9.4 million inventory write-downs and shortages in the years ended December 31, 2011 and 2012, respectively. Such write-downs primarily reflected the estimated selling price after discount for slow-moving inventories. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply the quality products that we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively diminish brand loyalty. Therefore, if we do not accurately predict product demand and maintain proper inventory levels, our business, financial condition and results of operations may be materially and adversely affected.

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

We will need to hire and retain additional qualified employees to support our existing operations and planned expansion. Our ability to anticipate and effectively respond to changing fashion trends depends in part on our ability to attract and retain experienced personnel in design, product management, marketing and other functions. The effective operation of our information technology system, call center, logistics and other back office functions also depends on our professional employees. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel. We cannot assure you that we will be able to attract or retain the qualified key personnel that we need to achieve our business objectives. In addition, as our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, including our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditors. or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

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

Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Prior to the initial public offering, we have been a private company with limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated financial statements for 2008, 2009, 2010, our auditor noted certain significant deficiencies in our internal controls over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB. In connection with the audit of our consolidated financial statements for 2011, our auditor noted one significant deficiency in our internal controls related to the operating effectiveness of the initial review of account reconciliation for unusual reconciling items for further investigation. In connection with the audit of our consolidated financial statements for 2012, no significant deficiency in our internal controls over financial reporting has been identified. We have not noted any material weakness, as defined in the standards established by the PCAOB, in our internal controls over financial reporting.

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

Our business could suffer if we do not successfully manage our expanded business after years of rapid growth.

We have experienced rapid growth and expansion that has placed, and continues to place, strain on our management personnel, systems and resources. To manage our expanded business after years of rapid growth, we anticipate that we may need to implement and maintain a variety of new and upgraded operational and financial systems, procedures and controls, and improve our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our customers and third-party product and service providers. These endeavors will require substantial management effort and skill and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our business strategies and manage our expanded business, and any failure to do so may hamper our business strategy or limit our future growth.

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

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors. These factors include:

·                                                diversion of management’s attention;

·                                                difficulties in retaining personnel of the acquired companies;

·                                                unanticipated problems or legal liabilities; and

·                                                tax and accounting issues.

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

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

·                    investors’ perception of, and demand for, securities of e-commerce merchants or apparel and accessories merchants;

·                    conditions of the United States and other capital markets in which we may seek to raise funds;

·                    our future results of operations, financial condition and cash flows;

·                    PRC governmental regulations of foreign investment in China;

·                    economic, political and other conditions in China; and

·                    PRC governmental policies relating to foreign currency borrowings.

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

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. There is uncertainty with respect to the Chinese economy for 2013 and beyond. Any slowdown in the Chinese economy, in particular the apparel and accessories industry, could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our customers may decrease spending on our products, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

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

We conduct our store-based retailing businesses in China through MecoxLane Shopping. Besides, we conduct the business of wholesale and retail of apparel and accessories in the brand name of Rampage in China through Rampage Shopping. Our contractual arrangements with MecoxLane Shopping, Rampage Shopping and their respective shareholders provide us with effective control over these companies. See Item 7, “Major Shareholders and Related Party Transactions - Related Party Transactions.” As a result of these contractual arrangements, we are considered to be the primary beneficiary of MecoxLane Shopping and Rampage Shopping and accordingly, we consolidate the results of operations, assets and liabilities of MecoxLane Shopping and Rampage Shopping in our financial statements.

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

Each of MecoxLane Shopping and Rampage Shopping is jointly owned by Mr. Paul Bang Zhang, our senior vice president and chief financial officer, Mr. Guisheng Liu, our employee, and Mr. Xiaobin Sang, our employee. Conflicts of interests between these individuals’ role as shareholders of our VIEs and their duties to our company may arise. In addition, Mr. Sang is also a director and executive officer of MecoxLane Shopping and Rampage Shopping. The laws of China provide that a director or member of management owes a fiduciary duty to the company he directs or manages. Mr. Sang and Mr. Liu must therefore act in good faith and in the best interests of the relevant VIEs and must not use their respective positions for personal gain. These laws do not require them to consider our best interests when making decisions as a director or member of management of the relevant VIEs.

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

One of our PRC subsidiaries, Mai Wang Information Technology (Shanghai) Co., Ltd., or Mai Wang Information, as a software enterprise, enjoys a corporate income tax exemption in 2010 and is and will continue to be entitled to a 50% reduction of its applicable income tax rate from 2011 to 2013. The reduced applicable income tax rate of Mai Wang Information will be 12.5% from 2011 to 2013 and 25% for 2014 and onwards. See Item 5, “Operating and Financial Review and Prospects—Taxation.”

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

We are a holding company, and we rely principally on dividends and other distributions on equity from our subsidiaries in China for our cash requirements, including the funds necessary to service any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiaries. If earnings from our PRC subsidiaries were to decline, our earnings and cash flow would be materially and adversely affected. As of December 31, 2012, we had, on a consolidated basis, accumulated losses of $82.8 million representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder. Therefore, our relevant PRC subsidiaries are not able to distribute dividends to us until their accumulated losses have been made up. Our cash flows are principally derived from dividends paid to us by our PRC subsidiaries. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of those earnings. Our PRC subsidiaries do not have a history of paying dividends. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to make up the historical accumulated losses and pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

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

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an over 20% appreciation of the RMB against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. From June 2010 to December 2012, the RMB appreciated by 8.1% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. Substantially all of our revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

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

China adopted a new labor law effective on January 1, 2008 and amended in 2012, that establishes more restrictions and increases costs for employers to dismiss employees. For example, the new labor law requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce in the PRC, the new labor law could adversely affect our ability to effect such changes in a manner that is most advantageous to our circumstances or in a timely and cost effective manner, thus our results of operations could be adversely affected. In addition, the new labor law requires employers pay compensation to their employees who agree to bear non-competition obligations on a monthly basis after the employees’ employments expire or terminate, which will increase employers’ operating expenses.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, including our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditors. or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

Risks Related to Our Shares and ADSs

We believe we were a passive foreign investment company for the taxable year ended December 31, 2012, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2012. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended December 31, 2012, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) of our ADSs or ordinary shares. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares.  See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating results.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other companies operate in our industry, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Volatility in global capital markets, as was experienced during the global financial crisis, could also have an adverse effect on the market price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Our ADSs may not comply with the minimum listing requirements of the NASDAQ. Delisting could adversely affect the liquidity of our ADSs and the market price of our ADSs could decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired.

Our ADSs are currently listed on the NASDAQ Global Select Market. The NASDAQ Listing Rules has minimum requirements that a company must meet in order to remain listed on the NASDAQ Global Select Market. These requirements include maintaining a minimum average closing price of $1.00 per share over a period of consecutive 30 trading days. On August 7, 2012, we received notice from the NASDAQ that the price of our ADSs was below listing requirements. To regain compliance with this requirement, we implemented a change in the ratio of our ADSs to ordinary shares from one ADS representing seven ordinary shares to one ADS representing 35ordinary shares, effective as of February 1, 2013. For our ADSs holders, this ratio change has the same effect of a one-for-five ADS consolidation. However, this ratio change may not ensure our future compliance with the NASDAQ’s continued listing standards relating to minimum average closing price if our ADS price continues to decline. If our ADSs are delisted as a result of our failure to comply with any of the NASDAQ’s minimum listing requirements, the liquidity of our ADSs would be adversely affected, the market price of our ADSs could further decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired, which could have a material adverse effect on our financial condition and results of operations.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2012 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States or the Exchange Acts. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, or the Exchange Act, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

In October 2010, we and certain selling shareholders completed our initial public offering of 13,504,286 ADSs (approximately 2,700,857 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change on February 1, 2013) and listed our ADSs on the NASDAQ Global Market under the symbol of “MCOX”.

In April 2011, MecoxLane Shopping transferred 15% equity interest in MecoxLane Mailorder to MecoxLane Hong Kong and MecoxLane Mailorder became a wholly-owned subsidiary of MecoxLane Hong Kong.

In February 2012, MecoxLane Information changed its name to Mecox Lane E-Commerce Co., Limited, or Mecox Lane E-Commerce. The transfer of equity interests in Mecox Lane E-Commerce from its original shareholders to MecoxLane Hong Kong became effective. The contractual arrangements among Mai Wang Trading, Mecox Lane E-Commerce and its shareholders have been terminated and Mecox Lane E-Commerce became a wholly-owned subsidiary of our company.

In April 2012, eMecox Lane incorporated Mexi-Care Limited, or Mexi-Care, our wholly-owned subsidiary, in Cayman Islands. In May 2012, Mexi Care incorporated Mexi-Care Holdings (Hong Kong) Limited, or Mexi-Care Holdings, our wholly-owned subsidiary, in Hong Kong. In January 2013, Mexi-Care Holdings incorporated Mexi-Care E-Commerce Co., Ltd, or Mexi-Care E-Commerce, our wholly-owned subsidiary, in China. Mexi-Care, Mexi-Care Holdings and Mexi-Care E-Commerce were established for the purpose of sale of our healthy and bearuty products to our customers.

On May 21, 2012, we announced a share repurchase plan to repurchase up to US$10.0 million of our ADSs from May 20, 2012 to May 19, 2013. As of December 31, 2012, we repurchased an aggregate of 705,321 ADSs (approximately 141,064 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change on February 1, 2013) on the open market for a total cash consideration of $572,168.

In November 2012, we entered into a subscription and contribution agreement with Giosis Pte. Ltd, a limited company incorporated under the laws of Singapore, or Giosis, to form a joint venture, Giosis Mecoxlane, to operate a dynamic online marketplace in China on the M18.com website. The capital contributions by Giosis and us to Giosis Mecoxlane were $15 million and $5 million in cash, respectively. Giosis also contributed a non-exclusive license to its online marketplace technology and related intellectual properties. We contributed certain non-cash assets, including the domain name of M18.com and certain trademarks. Giosis holds 60% and we hold 40% of the outstanding equity interests of Giosis Mecoxlane, assuming the conversion of the Series A Preferred Shares of Giosis Mecoxlane. The transaction was approved by our extraordinary general meeting on December 19, 2012 and closed on January 1, 2013.

On February 1, 2013, we effected a change of the ADS to ordinary share ratio from one ADS representing seven ordinary shares to one ADS representing 35 ordinary shares. The ratio change has the same effect as a one-for-five ADS consolidation.

Please see “— C. Organizational Structure “ for a diagram of our corporate structure as of the date of this annual report.

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

B.                                    Business Overview

We are a leading brand and multi-channel retailer of apparel and accessories in China. We offer a wide selection of affordable fashion products through Internet platforms including the M18.com website operated by our joint venture, Giosis Mecoxlane, since January 2013, and other independent e-commerce websites. We also offer our products through our physical store network and call center. Product offerings include apparel and accessories, home products, beauty and healthcare products and other items under our own proprietary brands, and select domestic and international third-party brands.

In 2012, we offered a wide selection of products primarily through our M18.com website, targeting the large demographic of young urban female shoppers with fast-growing spending power. As of December 31, 2012, we had approximately 1.2 million M18.com website active customers, which we defined as customers who made a purchase from us within the previous 12 months, from our M18.com website. Since the beginning of 2013, as part of our business strategy to focus on our core strength to provide fashionable, value-for-money branded apparel to consumers across China, we transferred our M18.com website to Giosis Mecoxlane, a joint venture in which we own 40% of the outstanding equity interests. Since then, the M18.com website has been re-launched by Giosis Mecoxlane as a brand-neutral and open marketplace platform to attract a number of competing and independent sellers and brands. Currently, our branded products are principally offered on this new online marketplace as well as on other third-party e-commerce websites in China. In addition to selling our products through our e-commerce channels, we also derive revenues from sales through our physical stores and call center. We believe that our multiple sales channels make our product accessible in more markets and help enhance the image of our brand. In 2010, 2011 and 2012, approximately 86%, 86% and 87%, respectively, of our orders by value were placed by repeat customers.

Our customer service call center, staffed by over 200 representatives, provides comprehensive and real-time assistance to our customers. We outsource the production of our branded products to original equipment manufacturers, or OEM suppliers, across China, and apply rigorous quality control to ensure product quality. As of December 31, 2012, our logistics centers had the capacity to process 100,000 orders per day. We closely monitor third-party express courier companies to provide reliable and speedy delivery to our customers nationwide. We provide online customers the flexibility to choose from a number of payment options, including cash on delivery, or COD, online payment, wire transfer and postal remittance.

We systematically analyze our extensive customer database to segment customers for targeted marketing, enhancing the effectiveness of our marketing activities. We market our products through online advertising, targeted distribution of emails, SMS, print media advertising and outbound calls. We also offer, through a network of stores, women’s apparel and accessories under our proprietary Euromoda and Rampage brands, to which we own all rights in China. Our store network comprised 316 stores in 129 cities across China as of December 31, 2012, including 261 franchised stores and 55 directly operated stores.

We generated net revenues of $227.5 million, $217.9 million and $151.8 million in 2010, 2011 and 2012, respectively. We generated net income of $4.4 million in 2010 and incurred net losses of $33.3 million and $22.4 million in 2011 and 2012, respectively. We generated adjusted net income, a financial measure not in accordance with U.S. GAAP, of $7.8 million in 2010 and incurred adjusted net losses of $28.9 million and $20.3 million in 2011 and 2012, respectively.

We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. We review adjusted net income (loss) together with net income (loss) to have a better understanding of our operating performance. We believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses. However, the use of non-GAAP financial measures has material limitations. For details on these limitations and reconciliation of adjusted net income (loss) to net income (loss), our most directly comparable U.S. GAAP financial measure, see Item 3, “ Key Information—Selected Financial Data.”

Our Sales Channels

We directly market and sell our products to customers through multiple channels, including Internet platform, call center and physical stores.

Internet platform

Internet platform is a substantial part of our business, representing approximately 47.6%, 54.4% and 47.3% of our net revenue in 2010, 2011 and 2012, respectively. From 2010 to 2012, we offered a wide selection of popular fashion products, including a large assortment of apparel and accessories, home and healthcare products and other products on our M18.com website, which is one of China’s leading online platforms for apparel and accessories as measured by revenues in 2012, according to a report prepared by iResearch. We designed the M18.com website to offer several user-friendly features that enhanced the customer experience and convenience. As a result, the M18.com website(1) had approximately 18.2 million, 21.9 million and 12.7 million average monthly unique visitors for the years ended December 2010, 2011 and 2012, respectively. As of December 31, 2010, 2011 and 2012, our e-commerce channel had approximately 1.4 million, 2.0 million and 1.2 million active customers, respectively. In 2010, 2011 and 2012, the M18.com website handled 7.1 million, 8.1 million and 4.6 million orders, respectively. We offered a wide selection of approximately 48,967 stock-keeping units, or SKUs, on the M18.com website in 2012, including a large assortment of apparel and accessories, home and healthcare products and other products.

Since the beginning of 2013, Giosis Mecoxlane, a joint venture in which we own 40% of the outstanding equity interests, assumed ownership and control of the M18.com website. The M18.com website was subsequently re-launched by Giosis Mecoxlane as a brand-neutral and open marketplace platform to attract a number of competing and independent sellers and brands. Currently, our branded products are now offered on this new online marketplace as well as on other third-party e-commerce websites in China, including Tmall, 360Buy and Dang Dang.

Our offerings on our Internet platform are much broader than those in a typical physical fashion store. We believe our Internet platform is convenient and user-friendly for our core customers and can quickly adapt to the latest market trends, helping us promote the fast-fashion concept. This is particularly valuable in the apparel and accessories market, where traditional store-based retailers often face logistical challenges imposed by limited shelf space and the inability to change store offerings quickly to match evolving customer preferences.

Call center

Our call center serves customer service and sales promotion functions. In 2012, over 0.3 million individual customers purchased our products by telephone.

Our customer service and outbound call center, both located in Xuhui District, Shanghai, have an aggregate of 900 seats. Since 2011, in response to growing demands from our Internet customers, we have shifted part of our call center personnel to an e-commerce back-end support group. We systematically evaluate and improve the cost-effectiveness of our call center operations. Our sales representatives follow a prepared script that covers frequently asked questions to guide the calls in order to efficiently convert calls to customer orders. Our call center supervisors regularly monitor calls and revise and update the scripts based on customer feedback and our assessment of the script’s effectiveness. Our call center also collects real-time data to help us analyze the effectiveness of our advertising spending and product offerings.

Payment

We offer a combination of payment methods including COD, online payment, wire transfer and postal remittance, in order to accommodate different payment preferences of our customers. Historically, COD collected by third-party couriers has been the preferred payment option; however, we believe more customers have begun to use online payment.

Order fulfillment

Our central and regional logistics centers located in Wujiang and Shanghai were approximately 140,000 square meters in size and were capable of handling over 100,000 orders per day as of March 2013. Supported by our tailored warehouse management system and a clearly defined work process, we can monitor each step of the fulfillment process from the time a product is inspected and stocked right up to when the product is loaded for shipping. As a result, we were able to keep our shipping accuracy at an average of 99.9% in 2012. As of the date of this annual report, in order to reduce

(1) We do not incorporate the information on the e-commerce website into this annual report and you should not consider any information on, or that can be accessed through, our e-commerce website as part of this annual report.

operating expenses and optimize full capacity of our central logistics center in Wujiang, we closed our regional logistics centers in Beijing, Guangzhou and Chengdu.

We had a nationwide delivery network of 39 third-party express courier companies and EMS as of December 31, 2012. This distribution network broadens our reach to customers and enhances the penetration of our products without large capital investment. Since order fulfillment and return processing represent an important element of customer experience, we strive to carefully select and closely manage service providers’ delivery services to offer consistent and high quality order fulfillment. We leverage our scale and reputation to obtain quality service and beneficial terms from express courier companies. In order to reduce the risk of reliance on a particular service provider, we usually contract with at least two couriers in each major city. We regularly monitor and review our express courier companies’ performance and their compliance with contractual terms. We typically negotiate and enter into distribution agreements on an annual basis. In addition, we sometimes require our express courier companies to prepay the product prices before we deliver products to them, to effectively control our cash collection.

Our products are generally delivered to our customers in major cities such as Beijing and Shanghai within 48 hours of order confirmation and to those outside of major cities within 72 hours. By serving a large national market through centralized logistical operations, we can realize significant structural cost advantages relative to traditional fashion retailers. We offer free shipping for each order with a value above various amount according to the marketing events, except for orders delivered by EMS. In 2010, 2011 and 2012, a majority of our customers did not pay shipping costs. For paid shipping orders, we typically charge our customers approximately RMB10.0 ($1.6) to RMB20.0 ($3.2) per order for product delivery. In 2010, 2011 and 2012, the shipping cost paid by customers totaled $1.4 million, $0.7 million and $0.4 million, respectively.

Our delivery experience and return policy are attractive to our customers. In our distribution network in 2012, third-party express courier companies and EMS was available to customers in over 2,000 cities and towns in China. Since 2011, customers have had the option of full acceptance or full return of the delivered products. If the customer decides to return part of the order within a certain number of days after acceptance, express courier personnel will pick up the returned products from the customer and return to our central logistics center. We believe our experience with express courier delivery enhances customer convenience and helps build customer loyalty.

A customer may return products purchased through our Internet platform and call center without a specific reason within 10 days after receiving the order. Alternatively, the customer may choose to exchange such items for other products offered by us during the same period. If the OEM supplier does not offer product warranties for household electric appliances, we usually take responsibility for repair within six months after purchase at no cost to the customer. The expense incurred has been immaterial for all the periods presented.

Physical Stores

We have offered women’s apparel and accessories in physical stores under our own Euromoda and Rampage brands since 2006 and 2009, respectively. As of December 31, 2012, we operated 316 stores in 129 cities. To reinforce our brand awareness, our stores present a consistent and distinctive visual image, from the design and color of the storefront to merchandise displays. Our physical stores complement our Internet platform and call center, allowing us to reach target customers in second- and third-tier cities who may have limited access to or are less familiar with Internet-based shopping. Our stores also offer our customers tangible access to our products and appeal to those who prefer the traditional in-store shopping experience. Each store also has our point-of-sale system, which allows our centralized management system to gather extensive data on each store. As a result, we can precisely monitor and evaluate sales records, inventory levels and other facets of store operations. The point-of-sale system also helps us accurately collect customer preference information and make timely assessments regarding market trends.

Franchised stores

To quickly and cost-effectively cover a large number of second- and third-tier cities with minimal capital investment, we plan to expand our store network in these areas primarily through franchisees. As of December 31, 2012, we had 261 franchised stores in China.

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

Our franchisees usually maintain 45 days’ inventory to avoid inventory obsolescence. Under our arrangement with a portion of the franchisees, we are not responsible for franchised stores’ inventories but allow for a return rate ranging from 5% to 10% with respect to the unsold merchandise for the current season. As to the other franchised stores operating on a consignment basis, we are responsible for inventories and allow for the return of all products held on consignment. There is no assurance that franchisees will always make correct estimates, and if a substantial number of franchisees fail to do so, our brand reputation, business and results of operation will be materially adversely affected. See Item 3.D. “Key Information—Risk Factors-Risks Related to Our Business—Our efforts to expand across China through franchising arrangements may not be successful and could impair the value of our brands and our results of operation.” Franchised store owners typically make a down payment upon placing the order, with the balance of the purchase price fully paid upon shipment.

Directly operated stores

We had 55 directly operated stores in China as of December 31, 2012. We usually locate our storefronts in shopping malls or as standalone shops rather than entering into concession agreements with department stores. We generally collect sales proceeds at our directly operated stores. As a result, we are able to shorten our receivable period as we usually do not need to grant credit periods to department stores or other third parties.

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
Apparel and Accessories

We primarily feature sensibly priced, value-for-money young women’s apparel and accessories through our own and third-party brands. For example, our proprietary Euromoda- and Rampage-branded product lines feature a variety of seasonal apparel items, such as women’s T-shirts, sweaters, jeans, dresses, outerwear, purses and shoes. Offerings from third-party brands vary from brand to brand. We also offer kids’ apparel, men’s apparel and maternity apparel.

Home Products

Historically, we offered home products with an extensive selection of home furnishings and other small household appliances. We also offered certain exclusive products co-designed by us and manufacturers. Beginning in 2013, home products have no longer been offered through our sale channels as a result of consolidation of our product offering.

Beauty and Healthcare Products

We offer beauty and health products with a broad range of skin care, fragrance, cosmetics and other personal care products. We began offering beauty and health products in 2003. These products are typically more expensive and offer higher gross margins than other product offerings.

Other Products	We primarily feature pet-related and other products. Offerings from these third-party brands vary from brand to brand. We began offering these products in 2004.

Pricing

We have implemented a value-for-money strategy to provide our customers with affordable fashion in keeping with fashion trends and to increase sales. We target to price our apparel and accessories products as low as one third to one half the price of comparable products sold in department stores. We believe our beauty and healthcare products are priced as much as 50% lower than comparable products offered on television shopping programs. Our competitive pricing is supported by cost savings through our scalable sourcing from our network of low-cost suppliers across China and resource-sharing among our Internet platform, call center and stores. Leases with shopping mall operators usually allow us to opt out of discount sales events at the shopping mall in which a store is located, which we believe protects our pricing power. We generally adopt a unified price to end customers across our Internet platform, call center and physical stores for the same product during most of its lifecycle.

Brands

We offer both our proprietary and third-party branded products. Selectively introducing new brands into our call center and physical stores forms part of our growth strategy.

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

We distinguish our proprietary brands by, among other things, concept, quality of merchandise, customer segmentation, product category, price and speed to launch new collections. We design all of our proprietary branded apparel, which are manufactured independently by our suppliers, and market and sell them under our brands. In 2012, our proprietary brands accounted for approximately 81.4% of our total net revenues.

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

We also have two sub-brands of Euromoda, targeting different sub-segments of customers:

·                  Euromoda Kids. We entered the children’s apparel market with the introduction of Euromoda Kids in 2007. Euromoda Kids offers fashion and casual apparel for children, ranging from newborn to early- teens.

·                  Pink by Euromoda. This sub-brand caters to girls in their late teens to early twenties, younger than Euromoda’s traditional target customers. Pink by Euromoda’s designs integrate the latest international fashion elements and offer young women more diversified choices to show their personalities.

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

Third-party Brands

In order to diversify our product offerings and create a one-stop shopping platform to meet growing customer demand, we offered a number of third-party branded products on our e-commerce website. For example, we launched 317, 183 and 453 third-party brands in 2010, 2011 and 2012, respectively. For apparel and accessories products, we offered established brands as well as emerging brands associated with unique designs. We currently offer third-party branded apparel and accessories, beauty and healthcare products through our call center.

Sales and Marketing

Our sales and marketing strategy seeks to increase awareness of our brands and products, generate new and repeat business from target customers, promote customer loyalty and enhance brand recognition. As of December 31, 2012, we employed an experienced marketing team of 28 employees.

Our Customers

We believe our success to date is driven primarily by our ability to attract new customers and increase purchase frequency and value. Our direct-to-customer business model allows us to gather data from customers and communicate with them directly. Since our inception, we have built up a valuable customer base mainly consisting of young urban women with growing spending power and active shopping habits. On average, our customers make purchases from us three to four times a year, and in 2012, our average order value ranged between RMB139.0 ($22.3) and RMB164.0 ($26.3). In 2010, 2011 and 2012, approximately, 86%, 86% and 87% of our orders by value were placed by repeat customers. We believe that the significant increases in our customer base and number of customer orders are primarily due to our ability to consistently provide good value and product selection, ensure timely and accurate delivery, and stay at the forefront of fashion trends.

Marketing Activities

Our key marketing and promotional activities consist of the following:

·                  Online and wireless marketing. We conduct online advertising via portals such as Sina, search engines such as Baidu, and other popular websites. We focus on return on marketing expenses to enhance marketing efficiency. Under our arrangements with portals and other advertising websites, we usually pay our online advertisers according to the actual sales amounts generated from their advertising activities. Under our arrangements with search engines, which generally provide us with a higher rate of return on investment, we generally purchase advertising time slots. We also periodically send e-mails and SMS messages to our customers to draw attention to our latest products and marketing events.

·                  Catalogs. Our catalogs, which utilized magazine-quality photography with impressive visual effects, were one of our marketing tools. We segmented our customer files and tailored our catalog offerings to the diversified product needs of our different customer sub-segments. In 2012, we printed seven editions of catalogs, including women’s apparel and accessories under our own brands, Euromoda and Rampage; home and healthcare products; and pet-related products. We distributed our catalogs to our existing customers periodically or with each order shipment. In order to lower marketing expenses, we will gradually reduce the distribution of catalogs to our customers in 2013.

·                  Loyalty programs. We provide various benefits to our existing customers to increase customer spending and enhance customer loyalty. We encourage customers to sign up for our membership program, which offers special discounts on subsequent purchases of certain proprietary products, birthday coupons, free-of-charge returns or exchanges and lucky draw events, among others.

In addition, we upgrade members to our VIP program when they reach certain purchase amounts, and provide a longer free return period.

·                  Out-bound calls and other tools. We market beauty and healthcare products via out-bound calls to existing customers. Staffed by over 600 sales representatives, the team sells not only our MaxiCare “  “ branded health food products and our proprietary La Celler branded cosmetics products but also a variety of third-party branded products. We have former doctors and cosmetologists available by phone to answer technical questions about our products. We also utilize a variety of marketing tools to reach customers, such as print media, particularly fashion magazines. In addition, we rely on customer referrals to increase brand awareness.

We usually conduct test marketing prior to launching new products. We attempt to predict demand, growth potential and acceptable selling prices of our products using firsthand data. We also carry out test marketing to analyze the effectiveness of each marketing approach before commencing mass marketing to minimize customer acquisition costs. We have built a deep knowledge of the effectiveness of each marketing approach for Chinese consumers through more than 16 years of experience in China. This track record helps us improve the return-on-investment on our marketing activities and allows us to acquire new customers at relatively low acquisition costs. Our data analysis capability and customer knowledge base have become one of our core competences and are both difficult and expensive for competitors and new entrants to replicate.

Product Sourcing

Theme and Product Design

We design apparel under our proprietary labels Euromoda and Rampage in-house. We had a dedicated design team of over 20 designers as of December 31, 2012 who are familiar with international trends and Chinese culture and customer tastes. Our design team typically launches a new collection on a semi-monthly basis in response to latest customer preferences. Our accessories, such as purses, belts and shoes, are either designed in-house or by third-party suppliers.

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

Third-party products

In order to diversify our product offerings, we also identify and procure a broad variety of third-party branded products for selling through our call center. Our product management team is responsible for identifying and selecting products of third-party brands, including established brands and emerging brands.

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

Inventory Management

Our inventory management strategy focuses on shortening our product cycles and enhancing our ability to quickly respond to changing consumer preferences and market trends. In general, before or during our test-marketing stage, we only place small-batch orders and typically do not maintain any sizable inventory position in a particular product. Leveraging our close relationships with suppliers, we are usually able to quickly ramp-up production of those items which prove popular. The flexible production support allows us to replenish inventory in a timely manner.

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

Customer Service

We believe our emphasis on customer service enhances our brand image and customer loyalty. Our call center and around-the-clock website customer service provide real-time assistance to our customers. Our customer service center is staffed by over 200 representatives. Customers can access our after-sales service hotline 12 hours a day, and our customer complaint hotline is open over eight hours a day. We are committed to settle customer complaints within 24 hours.

Our customer service representatives are trained to address customer inquiries, proactively educate potential customers about our products and promptly resolve customer complaints. We help ensure service quality by placing emphasis on personnel selection and regularly monitoring the performance of our representatives. Each representative has to complete eight to 12 hours of mandatory training every month, conducted by experienced managers on product knowledge, service attitude, complaint handling and communication skills, among others.

Management Information System

We have developed a proprietary management information system tailored for our operations and our management information system integrates two dimensions of our business:

·                  Front-end integration.     Our sales operations are supported by our centralized management information system and share the same customer database, which enables us to generate synergies between our Internet platform, call center and stores.

·                  Back-end integrated.    Our management information system also supports other parts of the business flow including procurement, inventory management, order processing and distribution. The integration enables a better control of inventory and gross margin and improves efficiency.

Integrated with our self-developed software, our management information system mainly includes (i) an Internet transaction process management system, which accepts and validates customer orders, organizes, places and manages orders with suppliers, assigns products to customer orders, and manages order shipments; (ii) a call center business management system, which facilitates automatic incoming call connection to available customer service representatives, data collection and organization of information received through the call center, processing of after-sales service issues and monitoring of call center representatives for training and quality assurance purposes; (iii) an outbound call management system, which facilitates automatic outgoing dialing processes from a predetermined subgroup of target customers derived from our database and matches calls with available representatives; (iv) a database management system, which facilitates the collection and updating of customer information; (v) an inventory management system, which connects our warehouses through virtual private network connections and can generate and reconcile up-to-date inventory reports; (vi) a real-time sales data monitoring system, which facilitates monitoring and analysis of our sales; and (vii) database backup, made on a day-to-day basis with backup tapes secured in a bank safe.

We also adopt rigorous security policies and measures, including self-developed dual-key, server-specific encryption technology, to protect our proprietary information database.

Competition

We derive a majority of our revenues from selling apparel and accessories primarily to young urban female customers. The market for apparel and accessories is highly competitive in China. There are generally no significant barriers to entry. We believe we compete primarily on the basis of:

·             the effectiveness of our sales and distribution platform in reaching customers and generating demand for our products;

·             our multi-channel retail strategy to differentiate us from our competitors and allows us to more effectively control our brand image;

·             our ability to quickly introduce new products and more diversified SKUs and to price our products competitively, leveraging our economies of scale and understanding of latest customer preferences in China gathered from our platform;

·             product design, product quality and brand loyalty; and

·             our ability to provide consistent customer service to maintain and expand our customer base.

We believe we compete with B2C or C2C e-commerce retailers that offer similar products on the Internet. In contrast to our competitors, we focus primarily on the apparel and accessories sector.

We face direct competition from other specialized apparel and accessories B2C e-commerce retailers. We also compete for customer’s spending with traditional department stores, other international or domestic store-based fashion retailers and apparel companies that distribute branded apparel and accessories through non- proprietary retail or department stores. We compete with competitors operating in physical stores on the basis of our Internet platform, our extensive customer data, our experience in sales and marketing and our ability to quickly roll out new products.

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

Insurance

We maintain property insurance policies with a reputable insurance company covering our equipment, facilities, inventories and other properties. These insurance policies cover losses due to fire, explosions, floods and a wide range of other natural disasters or accidents. Insurance coverage for our equipment, facilities, inventories, and other properties in China amounted to approximately RMB635.6 million ($102.0 million) as of December 31, 2012. We also maintain the following insurance policies as of December 31, 2012:

·                  product liability insurance for the products sold by us;

·                  public liability insurance for business activities conducted in our franchised and directly operated retail stores, offices and warehouses;

·                  business interruption insurance to cover our gross profit losses suffered during business interruption associated with covered disasters to our properties;

·                  fidelity insurance to protect us from economic losses caused by employee disloyalty or fraud;

·                  cash insurance to cover losses of cash in transit, from our premises during business hours, or from our safe or strong room, caused by theft or robbery;

·                  cargo transit insurance; and

·                  project construction and third-party liability insurance.

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

The Administration Regulations on Information Disclosure for Commercial Franchise, issued by the Ministry of Commerce on February 23, 2011, which came to be effective on April 1, 2012, further requires a franchisor to disclose its basic information, ownership of business resources, franchise fees charged, products, services and equipment to be provided as well as other information to any franchisees at least 30 days prior to the execution of the franchise agreement. Our franchise operations in China are subject to the above rules.

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

Regulations Relating to Labor

Pursuant to the PRC Labor Law effective in 1995 and the PRC Labor Contract Law effective in 2008, as amended in 2012, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. The employers must build up occupational safety and sanitation systems, implement the rules and standards of the national occupational safety and sanitation, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

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

C.                                    Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report

Direct ownership

Contractual arrangements: See Item 7, “Major Shareholders and Related Party Transactions— Related Party Transactions.”

(A) Shanghai Mecox Lane Shopping Co., Ltd. is our VIE in China and is 60% owned by Mr. Paul Bang Zhang, 10% owned by Mr. Guisheng Liu, our employee, and 30% owned by Mr. Xiaobin Sang, our employee.

(B) Shanghai Rampage Shopping Co., Ltd. is our VIE in China and is 50% owned by Mr. Paul Bang Zhang, 25% owned by Mr. Guisheng Liu and 25% owned by Mr. Xiaobin Sang.

(C) The following list sets forth MecoxLane Shopping’ s wholly-owned subsidiaries, which were incorporated to facilitate our directly operated retail store operations in local markets: (1)  Chengdu Mecox Lane Trade Co., Ltd., (2) Beijing Mecox Lane Shopping Co., Ltd., (3) Nanjing Mecox Lane Trade Co., Ltd., (4) Chongqing Mecox Lane Shopping Co., Ltd., (5) Jinan Mecox Lane Shopping Co., Ltd., (6) Wuxi Mecox Lane Shopping Co., Ltd., (7) Wuhan Mecox Lane Trade Co., Ltd., (8) Shenzhen Mecox Lane Shopping Co., Ltd. (9) Shenyang Mecox Lane

Shopping Co., Ltd., (10) Fuzhou Mecox Lane Shopping Co., Ltd., and (11) Dalian Mecox Lane Shopping Co., Ltd.

D.                                    Property, Plant and Equipment

We won the bid for land use right of a parcel of land with 133,542 square meters for our logistics center and warehouse in Wujiang, Jiangsu Province, obtained a land use right certificate in December 2011 and became fully operational in the third quarter of 2012.

We are headquartered in Shanghai and have leased an aggregate of over 20,000 square meters of office, warehouse and call center spaces in Shanghai. The following table sets forth a summary of the leased properties with an area of more than 100 square meters as of the date of this annual report:

Location	Space (in square meters)	Usage of Property	Expiration Time

Xuhui District, Shanghai	3,699	Call Center (Customer service)	February 2015
	2,407	Call Center (Out-bound)	December 2013
	1,923	Management, Administration and E-Commerce	June 2013
	1,923	Product Development and Design	June 2013
	2,000	Retail	January 2018
	230	Photography	February 2015
Songjiang District, Shanghai	4,644	Warehouse	May 2014
	3,680	Warehouse	October 2014

ITEM 4A.                                       UNRESOLVED STAFF COMMENTS

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

A.                                    Operating Results

Overview

We are a leading brand and multi-channel retailer of apparel and accessories in China. We offer a wide selection of affordable fashion products through Internet platforms including the M18.com website operated by our joint venture, Giosis Mecoxlane, since January 2013, and other independent e-commerce websites. We also offer our products through our physical store network and call center. Product offerings include apparel and accessories, home products, beauty and healthcare products and other items under our own proprietary brands, and select domestic and international third-party brands.

In 2012, we offered a wide selection of products primarily through our M18.com website, targeting the large demographic of young urban female shoppers with fast-growing spending power. As of December 31, 2012, we had approximately 1.2 million M18.com website active customers, which we defined as customers who made a purchase from us within the previous 12 months, from our M18.com website. Since the beginning of 2013, as part of our business strategy to focus on our core strength to provide fashionable, value-for-money branded apparel to consumers across China, we transferred our M18.com website to Giosis Mecoxlane, a joint venture in which we own 40% of the outstanding equity interests. Since then, the M18.com website has been re-launched by Giosis Mecoxlane as a brand-neutral and open marketplace platform to attract a number of competing and independent sellers and brands. Currently, our branded products are principally offered on this new online marketplace as well as on other third-party e-commerce websites in China. In addition to selling our products through our e-commerce channels, we also derive revenues from sales through our physical stores and call center. We believe that our multiple sales channels make our product accessible in more markets and help enhance the image of our brand. In 2010, 2011 and 2012, approximately 86%, 86% and 87%, respectively, of our orders by value were placed by repeat customers.

Our customer service call center, staffed by over 200 representatives, provides comprehensive and real-time assistance to our customers. We outsource the production of our branded products to original equipment manufacturers, or OEM suppliers, across China, and apply rigorous quality control to ensure product quality. As of December 31, 2012, our logistics centers had the capacity to process 100,000 orders per day. We also offer, through a network of stores, women’s apparel and accessories under our proprietary Euromoda and Rampage brands, to which we own all rights in China. Our store network comprised 316 stores in 129 cities across China as of December 31, 2012, including 261 franchised stores and 55 directly operated stores.

We generated net revenues of $227.5 million, $217.9 million and $151.8 million in 2010, 2011 and 2012, respectively. We generated net income of $4.4 million in 2010 and incurred net losses of $33.3 million and $22.4 million in 2011 and 2012, respectively. We generated adjusted net income, a financial measure not in accordance with U.S. GAAP, of $7.8 million in 2010 and incurred adjusted net losses of $28.9 million and $20.3million in 2011 and 2012, respectively.

We define adjusted net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review adjusted net income (loss) together with net income (loss) to better understand our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income (loss) is that it does not include all items that impact our net income (loss) for the relevant period. In addition, because adjusted net income (loss) is not calculated in the same manner by all companies, it may not be comparable to similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income(loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting the online retail market in China, including China’s overall economic growth, levels of per capita disposable income and consumer spending and growth of Internet penetration and e-commerce in China. Unfavorable changes in any of these general factors could affect the demand for products we sell and could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by certain company specific factors, including:

·                  intensified competition in e-commerce market in China

·                  our revenue mix by segments;

·                  changes in our Internet platform;

·                  effectiveness of our marketing activities;

·                  our product offerings and pricing; and

·                  control of product sourcing cost and operating expenses.

Intensified Competition in E-Commerce Market in China

The online retail environment for our products is intensely competitive. As the popularity of e-commerce grows in China, investment flowed into the e-commerce sector and many online retailers offering competing products entered the market in 2012, with the number still growing. At the same time, the degree of market concentration has increased. According to iResearch, the market shares held by the top two e-commerce platform operators in aggregate increased from 63.8% in 2010, to 68.2% in 2011 and further to 76.6% in 2012. The intensified competition led to a decrease in our average monthly unique visitors in 2012, compared to 2011. In order to meet competitive challenges and drive traffic to our website, we offer coupon giveaways and other promotions activities. This in turn offset the revenue growth and led to decreased margin and higher marketing cost. We currently do not anticipate the intensity of competition to decrease in the near future, while we expect further consolidation of the market which may give those with the largest market shares an advantage.

Our Revenue Mix by Segments

Our overall gross margin is affected by our revenue mix. Prior to 2009, we generated a substantial portion of our net revenues from our call center. Since 2010, with market wide popularity of e-commerce business and our decision to reduce catalog circulation and reallocate internal resources of the call center to support the operation of the Internet platform, our net revenues have been primarily generated from our Internet platform. However, given the fiercely competitive nature of the e-commerce industry, our net revenue from the internet platform decreased in 2012 due to our efforts to control over our marketing and advertisement expenses. As a result, our Internet platform, call center, directly operated stores and franchised stores accounted for 54.4%, 24.2%, 11.8% and 9.6% of our net revenues in 2011, 47.3%, 31.6%, 11.4% and 9.7% of our net revenues in 2012, respectively. Our gross margin for our Internet platform is generally lower than those for our call center, directly operated stores and franchise stores. As a larger share of sales is generated through our e-commerce channel, we expect that our overall gross margin will be negatively affected if we continue to derive most of our net revenues from our Internet platform and if the industry-wide competition is further intensified.

Changes in our E-commerce Website

We transferred our M18.com website to our joint venture, Giosis Mecoxlane, and the website was re-launched as a brand-neutral and open marketplace platform to attract a number of competing and independent sellers and brands in the first quarter of 2013. Prior to January 2013, our Internet platform sales consisted almost entirely of sales through the M18.com website. Subsequent to the assumption of ownership and control of M18.com website by Giosis Mecoxlane, we have no longer incurred any operating expenses with respect to the operation and maintenance of this website and are able to focus on our core strength of providing fashionable, value-for-money branded apparel, as well as health and beauty products and other items, to consumers across China. Currently, our products are offered on this new online marketplace as well as on other third party e-commerce websites in China. As we just began exploring the opportunities of selling our products through other e-commerce channels and we are in direct competition with other competing sellers and brands offering similar products on the M18.com website, we believe our Internet platform sales will be significantly influenced by this transition in the first half of 2013. We expect that the sales from Internet platform will decrease and our operating results for future periods will continue to be influenced and challenged by the transitional period of the changes in the M18.com website and our strategic refocusing. For more details, please see “Item 3. Key Information—D. Risk Factors— A significant adverse change in our relationship with Giosis Mecoxlane or its performance or financial position could harm our business and financial condition”, and “—We rely significantly on the operation and maintenance of the M18.com website currently operated by Giosis Mecoxlane, and any server interruptions, break-downs or system failures may adversely impact our sale on the M18.com website”.

Effectiveness of Our Marketing Activities

Our management has over 10 years of experience with various marketing approaches and customer segmentation in China and our sophisticated data analysis helps us achieve highly-targeted, effective and cost-efficient marketing. We utilize direct marketing tools, including online advertising, targeted e-mails, text messaging and out-bound calls, to attract new customers and increase customer spending over our Internet platform. We regularly analyze our extensive customer database, segment customers and circulate promotion information based on customers’ consumption habits and preferences. To enhance the efficiency of online advertising, we typically pay advertising fees based on the percentage of actual sales generated from advertising activities. Compared to mass marketing, we believe these targeted marketing efforts help us cost-effectively increase sales over our platform.

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

We generally generate higher margins by selling our proprietary brands compared to third-party branded products, because we retain full brand premium for our own branded products. The relatively high gross margin of sales through our physical stores compared to our Internet platform was partly attributable to the fact that historically we only sold our own branded apparel and accessories products in our physical stores. We design our branded apparel and accessories in-house and promote the fast-fashion concept by rolling out our products at the forefront of fashion trends. We offered 16,519 SKUs of apparel and accessories under our proprietary Euromoda and Rampage brands in 2012.

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

Control of Product Sourcing Cost and Operating Expenses

Third-party suppliers manufacture our products, and product sourcing costs typically account for a majority of our cost of goods sold of our own branded products. Fluctuations in our product sourcing costs affect our ability to price our product competitively and our results of operations. We strictly control our product sourcing costs. In particular, our product management team sourced products from a network of OEM suppliers across China, which allowed us to benefit from low manufacturing cost while maintaining high product quality. When our product management team selects an OEM supplier for a particularly order of apparel and accessories, a separate team will contact other OEM suppliers for another quote based on the same quality requirements. This independent bidding process allows us to control costs and closely manage the sourcing process.

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

	For the Year Ended December 31,
	2010		2011		2012
	(in thousands of $, except percentage)
		%		%		%
Net revenues:
Internet platform	108,157	47.6	118,502	54.4	71,830	47.3
Call center	70,611	31.0	52,784	24.2	47,967	31.6
Directly operated stores	30,710	13.5	25,770	11.8	17,343	11.4
Franchised stores	18,063	7.9	20,838	9.6	14,676	9.7
Total net revenues	227,541	100.0	217,894	100.0	151,816	100.0

In 2010, 2011 and 2012, we generated net revenues of $227.5 million, $217.9 million and $151.8 million, respectively. We have derived our revenues from four reportable segments: (i) our Internet platform, consisting of sales through the M18.com e-commerce website, (ii) call center, consisting of sales through our call center, (iii) directly operated stores, consisting of sales through our directly operated stores and (iv) franchised stores, consisting of sales to our franchisees who operate franchised stores. Our revenues include shipping and handling fees we charge our Internet platform and call center customers and are presented net of PRC value-added tax, business tax and related surcharges.

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

Internet Platform.       We directly market and sell apparel and accessories, home products, beauty and healthcare products, and other products through our Internet platform. We recognize revenues at the time the end customers receive the relevant products, typically within a few days of shipment. Our Internet platform accounted for approximately 47.6%, 54.4% and 47.3% of our net revenues in 2010, 2011 and 2012, respectively, and we expect that our revenues derived from our Internet platform will continue to decrease in absolute amount and as a percentage of total net revenue in the near future as we are facing challenge presented by changes in the M18. com website and our strategic refocusing.

Almost all the products we offer are available on our e-commerce channels. Once a customer places an order via the M18.com e-commerce website, our logistics center will package the products to be shipped. We deliver our products nationwide via a network of third-party express courier companies and Express Mail Service or “EMS”, an integrated express and logistics service provider. Customers have a number of payment options, including COD, online payment, wire transfer and postal remittance. Third- party express courier companies and EMS is available to customers in over 2,000 cities and towns in China. For COD transactions, third-party express courier companies and EMS collect payment from customers at the point of delivery.

The following table illustrates certain operating data of our Internet platform:

	For the Year Ended December 31,
	2010	2011	2012
	(in thousands)
Number of average monthly unique visitors of our website*	18,209.3	21,874.8	12,688.7
Number of page views of our website in the last month of each period*	282,614.0	188,099.3	81,506.1
Number of customers making purchase through our Internet platform*	1,434.1	2,046.4	1,237.8
Number of purchase orders placed through our Internet platform	7,050.6	8,134.8	4,596.2

*                 Since 2013, the M18.com was transferred to Giosis Mecoxlane and we will no longer track certain operating data in connection with operation of Internet platform. We will continue to provide operating data of sales through the Internet platform that we use to evaluate performance of such Internet platform after the transfer.

We believe our net revenues from our Internet platform are primarily affected by the following factors:

·             Our ability to attract and maintain customers of our Internet platform, which depends on our promotion activities to attract customer traffic, conversion of website visitors to our customers and our ability to offer appealing products to foster customer loyalty.

·              Our ability to increase the number of purchase orders placed through our Internet platform, which depends on diversification of product category and product offering, competitive pricing of our products, quick and timely delivery, and enhanced after-sale experience of our customers.

·              Our ability to operate in an intensely competitive industry (see “—Factors Affecting Our Results of Operations—Intensified Competition in E-Commerce Market in China”), which depends on our brand awareness, attractive product offering, effective promotion activities, attractive pricing and quick response to market trend.

Call Center.       We directly market and sell the products, including apparel and accessories, home products, beauty and healthcare products, and other products through our call center. Certain of our customers become aware of our products primarily from our catalogs and our out-bound calls. Our catalogs feature all the main categories of our products. Our out-bound call center primarily markets and sells beauty and healthcare products. After customers confirm orders over the telephone, we generally deliver orders via third-party express courier companies and collect payment through COD. We recognize revenues at the time the end customers receive the relevant products, typically within a few days of shipment. Our call center accounted for approximately 31.0%, 24.2% and 31.6% of our net revenues in 2010, 2011 and 2012, respectively, and we expect that our revenues derived from our call center will decrease in absolute amount in near future as we decided to gradually reduce catalog circulation in 2013.

The following table illustrates certain operating data of our call center:

	For the Year Ended December 31,
	2010	2011	2012
	(in thousands)
Number of customers making purchase through our call center	816.5	454.8	287.2
Number of purchase orders placed through our call center	2,436.5	1,255.2	665.4

We believe our net revenue from our call centers are primarily affected by the following factors:

·       Our ability to understand the needs of our core customers of our call center and continue to provide attractive offerings.

·       Our ability to maintain the quality of service to our call center customers.

·       Our optimization of revenue mix. Due to the increased popularity of e-commerce and our decision to reduce catalog circulation, our net revenues from our call center decreased in absolute amounts as the number of customers making purchases and number of purchase orders placed through our call center declined gradually in the three years ended December 31, 2012. See “—Factors Affecting Our Results of Operations—Our Revenue Mix by Segments.” We expect this trend to continue in the foreseeable future.

Stores.       We have offered women’s apparel and accessories in physical stores under our own Euromoda and Rampage brands since 2006 and 2009, respectively. Our physical stores accounted for approximately 21.4%, 21.4% and 21.1% of our net revenues in 2010, 2011 and 2012, respectively.

The following table illustrates certain operating data of our physical stores as of the dates indicated:

	For the Year Ended December 31,
	2010	2011	2012

Beginning number of stores	402	451	400
Directly operated stores	177	124	118
Franchised stores	225	327	282
Number of physical stores newly opened	185	132	127
Directly operated stores	22	36	32
Franchised stores	163	96	95
Number of physical stores closed (excluding conversion)	136	183	192
Directly operated stores	40	39	95
Franchised stores	96	144	116
Number of physical stores converted	35	3	—
Year-end number of stores	451	400	316
Directly operated stores	124	118	55
Franchised stores	327	282	261
Total store size of our directly operated stores in square meters at end of the period	12,549	11,704	5,561

In 2010, 2011 and 2012, we converted 35, three and nil directly operated stores to franchised stores, respectively, primarily as a result of our efforts to restructure our physical store network to lower our operating expense.  We incurred no rental, utilities and personnel expenses for our franchised stores compared with our directly operated stores.

We closed certain directly operated stores and franchised stores that didn’t meet our business operation and profitability expectations as described in the table above. The closures of stores resulted in a decrease in net revenues, cost of goods sold and, with respect to the closure of directly operated stores, operating expenses attributed to these stores for the respective periods. Since we have not completely exited the geographical areas where the closed stores are located, the ongoing stores in nearby areas will continue to sell a similar commodity to the customers. However, the continuing cash flows that resulted from migration cannot be quantified due to the fact that the store customer base is individual and it is difficult for us and would incur unreasonable expenses to track the identity of individual customers who are expected to migrate to conclude the migration of revenues. Nevertheless, we believe the decrease of revenue from the closures of stores was partially mitigated by the migration of revenues from closed stores to existing and newly opened stores in nearby areas.

These conversions, closures and openings were part of routine adjustments to our business operation, and we will continue to review the operation performance and profitability of each physical store in the future, which may result in additional physical stores’ conversion, closure, or new openings.

Selected operating data of our physical stores for 2010, 2011 and 2012:

	For the Year Ended December 31,
	2010	2011	2012
	(in thousand of $ for net revenues per store data)
Average number of directly operated stores in operation(1)	151	117	91
Net revenues per directly operated store in operation	203.4	220.3	190.6
Average number of franchised stores in operation(1)	304	306	266
Net revenues per franchised store in operation	59.4	68.1	55.2
Average total number of stores in operation (1)	455	423	357

(1)  Average total number of stores in operation equals the sum of the number of stores at the end of each month in the applicable period, divided by the number of months in the period.

We believe that the net revenue from our physical store is primarily affected by the following factors:

·       Our ability to maintain and expand the average number of physical stores in operation that meet our performance expectation. We close stores that do not meet our performance expectation or as part of routine restructuring of our market coverage. As we continue to view operation of physical stores as a significant part of our business, we plan to maintain the average number of physical stores in the near future.

·       Our ability to maintain and increase the net revenues per physical store in operation, which depends on our ability to timely roll out our own branded apparel and accessories products that reflect fashion trends at prices appealing to our customer demographics, comfortable and convenient shopping experience, value-added fashion guidance services provided in our physical stores and our cross-marketing and promotions efforts between Internet platform and physical stores.

· Our revenue mix. Our revenues for franchise/directly operated stores are directly affected by the number of stores we open, convert and close. The net revenues generated from and the gross margin for directly owned stores is generally higher than those of franchised stores. The conversion from direct to franchised stores therefore results in lower net revenues from and lower gross margin for these stores. However, since we incurred no operating expense for our franchised stores and in order to restructure our geographic coverage, we at times convert directly owned stores into franchised stores for those reasons. While we will continue to review the performance of our physical stores to determine the number and mix of directly operated and franchised stores, we do not currently anticipate conversions, other than occasional conversion, in the near future.

Our franchisees generally enter into annual ordering agreements with us. They typically make a down payment upon placing orders, with the balance of the purchase price fully paid before shipment. Under our arrangements with a portion of the franchisees, we are not responsible for franchised stores’ inventories but allow for a return rate ranging from 5% to 10% with respect to the unsold merchandise of the current season. Other franchisees selling our products on a consignment basis may return 100% of unsold merchandise. When products are held by the franchisee on a consignment basis, we recognize revenues from sales to franchisees upon sale to the end customers. Consignment sales are recorded net of the amount retained by the franchisee. Because we do not have verifiable data on franchised stores’ sizes and their sales to end customers, and these data are not directly linked to our financial results, we do not review the operating results of the franchised stores in the same way as we review those of our directly operated stores.

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

	For the Year Ended December 31,
	2010		2011		2012
	(in thousands of $, except for percentage)
		%		%		%
Cost of goods sold by platform:
Internet platform	71,444	31.4	92,688	42.5	57,679	38.0
Call center	35,945	15.8	24,400	11.2	19,155	12.6
Directly operated stores	13,522	5.9	12,914	5.9	9,895	6.5
Franchised stores	11,731	5.2	14,737	6.8	10,738	7.1
Total	132,642	58.3	144,739	66.4	97,467	64.2
Cost of goods sold by type of cost:
Cost of merchandise sold	117,941	51.8	121,647	55.8	78,095	51.4
Customer shipping and handling costs	13,752	6.1	15,191	7.0	10,011	6.6
Merchandise inventory write-down and shortage	949	0.4	7,901	3.6	9,361	6.2
Total	132,642	58.3	144,739	66.4	97,467	64.2

Our cost of goods sold ex-D&A primarily consists of cost of merchandise sold, customer shipping and handling costs, and merchandise inventory write-down and shortage. In 2010, 2011 and 2012, our cost of goods sold ex-D&A were $132.6 million, $144.7 million and $97.5 million, representing 58.3%, 66.4% and 64.2% of our net revenues for the same periods, respectively.

Most of our products are manufactured by third-party suppliers and our product sourcing cost, or the cost of merchandise sold, accounted for a substantial portion of our cost of goods sold ex-D&A. In 2010, 2011 and 2012, cost of merchandise sold was $117.9 million, $121.6 million and $78.1 million, representing 51.8%, 55.8% and 51.4% of our net revenues for the same periods, respectively. We expect that the cost of goods sold ex-D&A will decline in the near future if our sales decrease as a result of industry-wide intense competition.

In 2010, 2011 and 2012, we recorded customer shipping and handling costs of $13.8 million, $15.2 million and $10.0 million, in our cost of goods sold ex-D&A, representing 6.1%, 7.0% and 6.6% of our net revenues for the same periods, respectively. Our customer shipping and handling costs include the expenses for us to ship our products to our end customers and franchisees. As usually large volumes of products are delivered per shipment to our franchisees, the unit charges for such shipping are usually low compared to our shipping to end customers. We expect the customer shipping and handling costs as a percentage of our net revenues to increase due to the increased market price of the shipping service and lowered promised delivery time.

We write down the cost of slow-moving and excess inventory to the estimated market value based on the historical and forecast demand, and such write-down is recorded as part of cost of goods sold ex-D&A.

Operating Expenses

Our operating expenses were $89.9 million, $108.0 million and $78.7 million in 2010, 2011 and 2012, respectively.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses primarily consist of compensation and benefits for our employees, marketing and advertising expenses, rental of directly operated stores, call center, logistics center and corporate facilities, costs of sample product development, freight expenses associated with moving merchandise from our logistics center to stores, and legal, finance, information systems and other corporate overhead expenses. Our selling, general and administrative expenses also include share-based compensation expenses, as described below. In 2010, 2011 and 2012, our selling, general and administrative expenses were $86.2 million, $104.5 million and $76.3 million, representing 37.9%, 48.0% and 50.3% of our net revenues for the same periods, respectively. We expect our selling, general and administrative expenses to decrease in the near future mainly due to our efforts to control our marketing and advertisement expenses and overall head count.

In 2010, 2011 and 2012, our compensation and benefit expenses were $38.1 million, $46.8 million and $39.2 million, representing 16.7%, 21.5% and 25.8%, of our net revenues for the same periods, respectively. In 2010, 2011 and 2012, our compensation and benefit expenses, excluding share-based compensation, were $34.8 million, $42.4 million and $37.1 million, representing 15.3%, 19.5% and 24.4% of our net revenues for the same periods, respectively. The decrease in compensation and benefit expenses was primarily due to the decrease in our overall head count.

In 2010, 2011 and 2012, our marketing and advertising expenses were $24.0 million, $29.0 million and $8.7 million, representing 10.5%, 13.3% and 5.7% of our net revenues for the same periods, respectively. We continue to analyze the effectiveness and return on investment of each marketing tool and control over the market and advertising expenses. We devote efforts to identifying cost-effective marketing approaches and optimizing our marketing activities.

In 2010, 2011 and 2012, our rental expenses for our directly operated stores, call center, logistics center and corporate facilities were $10.1 million, $11.1 million and $10.3 million, representing 4.5%, 5.1% and 6.8% of our net revenues for the same periods, respectively. A small portion of our leases provided for variable rents according to our stores’ sales amounts. The slight decrease in rental expenses in absolute numbers was primarily due to termination of certain leasing agreements for our warehouse in Shanghai in 2012 as our central logistic center in Wujiang became fully operational in the third quarter of 2012.

Depreciation and Amortization Expenses.  Our depreciation and amortization expenses primarily consist of depreciation expenses in connection with leasehold improvements for our directly operated stores, call center, logistics center and corporate facilities. In 2010, 2011 and 2012, our depreciation and amortization expenses were $4.5 million, $4.4 million and $4.2 million, respectively. The decrease in 2012 was mainly caused by closure of certain warehouses, partially offset by the depreciation of our new logistics center in Wujiang, which became fully operational in the third quarter of 2012.

Share-based Compensation Expenses.  In December 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan. The maximum number of shares that may be issued under the 2006 Plan is 63,456,083 ordinary shares. As of December 31, 2012, options to purchase 19,240,253 ordinary shares were outstanding, and there were no additional shares available under the 2006 Plan for future grants.

In January 2008, we adopted the 2008 Stock Option Plan, or the 2008 Plan. A maximum of 57,370,401 ordinary shares may be issued under the 2008 Plan. Options to purchase 45,020,386 ordinary shares were outstanding as of December 31, 2012.

In October 2010, we adopted the 2011 Share Incentive Plan, or the 2011 Plan. A maximum of 25,358,047 ordinary shares may be issued under the 2011 Plan. As of December 31, 2012, 10,207,704 restricted shares and 8,486,655 share options had been granted and outstanding under the 2011 Plan.

In May 2012, we adopted the 2012 Share Incentive Plan, or the 2012 Plan. A maximum of 26,155,837 ordinary shares may be issued in the form of restricted shares, options, or share appreciation rights under the 2012 Plan. As of December 31, 2012, no restricted shares, options or share appreciation rights had been granted under the 2012 Plan.

We recognized share-based compensation expense of $3.3 million, $4.4 million and $2.1 million, for the years ended December 31, 2010, 2011 and 2012, respectively.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. Our subsidiaries in Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

On January 1, 2008, the PRC Corporate Income Tax Law took effect. The PRC Corporate Income Tax Law applies a uniform 25% corporate income tax rate to both foreign-invested enterprises and domestic enterprises, unless tax incentives are granted to special industries and projects. Because Mai Wang Information is qualified as a software enterprise, it enjoyed a corporate income tax exemption in 2009 and 2010 and will continue to be entitled to a 50% reduction of its applicable income tax rate from 2011 to 2013. The reduced applicable income tax rate of Mai Wang Information will be 12.5% from 2011 to 2013. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then-effective tax laws and administrative regulations continue to enjoy preferential tax treatment within a five-year transitional period starting from January 1, 2008. MecoxLane Mailorder and Mai Wang Trading were and will be subject to an income tax rate of 18%, 20%, 22% and 24% for the four years ending December 31, 2008, 2009, 2010 and 2011, respectively, and a rate of 25% in 2012 and thereafter. Our other significant PRC subsidiaries and VIEs are subject to the corporate income tax with the tax rate of 25%.

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

Revenue Recognition

We recognize revenue from the sale of both our own and third-party apparel and accessories, home products, healthcare products and other merchandise through our online platform, including our call center and Internet website, and from the sale of merchandise through our stores. We recognize revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured.

We utilize delivery service providers when sales are made through our online platform. We accept credit card and debit card payments or cash-on-delivery, or COD, for products ordered through our website and call center. Credit and debit card receivables as of December 31, 2010, 2011 and 2012 are immaterial. We normally collect credit and debit card receivables within three to four days after the sale. Credit and debit card processing fees are recorded in selling, general and administrative expenses and were immaterial for all periods presented. For COD sales, the delivery service providers are responsible for collecting payment from the customer at the point of delivery. We estimate and defer revenue and the related product costs for shipments that are in-transit to the customer. Revenue is recognized at the time the customer receives the product which is typically within a few days of shipment. Amounts collected by delivery service providers but not remitted to us are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery are classified as advances from customers. We pay a fee to the delivery service provider and record such fee in cost of goods sold.

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

We allow customers from our online platform and own retail stores to return product within 10 to 30 days of the sale, depending on the nature of the customer. We provide a longer free return period for members of our VIP program when they reach certain purchase amounts. We estimate sales returns for such sales based on our own historical return experience.

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

Other franchisees are permitted to return product within certain windows of time, generally based upon the seasons of the year, ranging from 5% to 10% of the specific order placed. We record maximum return allowed as reduction of revenue based on historical return experience.

The revenues from sales through Giosis Mecoxlane will be recorded on gross basis in Internet platform segment as we determined to be the principal in selling products through the M18.com based on the following factors; our customers will place orders through the M18.com operated by Giosis Mecoxlane and we continue to bear inventory risk and are responsible for fulfilling the orders generated. We will pay commission to those Internet platform providers and record them in selling, general and administrative expenses on our consolidated financials.

The transfer of our M18.com website to our joint venture, Giosis Mecoxlane, effective in January 2013 is not considered to be a discontinued operations as we expect to continue to generate revenues and cash flows from Internet platform segment after January 2013 with the formation of Giosis Mecoxlane and relaunch of the M18.com website.

Inventories

Merchandise inventory is stated at the lower of cost or market. Cost of merchandise inventory is determined using the weighted average cost method. Slow-moving or excess inventories may be disposed of through our Internet clearance sales, catalog clearance sales and other liquidations. We record valuation adjustments to our inventories if the cost of specific inventory items on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the item of inventory. We perform a detailed review of our inventory levels and an analytical evaluation of aged inventories on a monthly basis to identify inventory items that either are currently, or will become, slow-moving. We compare the on-hand units and season-to-date unit sales (including actual selling prices) to the sales trend and estimated prices required to sell the current units in the future, which enables us to estimate the amount which may have to be sold below cost. These estimates are based on management’s judgment regarding future demand and market conditions, analysis of historical experience, the inventory level in each platform, and the effect of the expected introduction of new products. If actual demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected by adjustments to these estimates. Inventory write-downs are recorded as a component of cost of goods sold in the consolidated statements of operations. We also perform full inventory inspection at or within a few days to the year end and record inventory loss adjustments for any physical inventory losses. Historically, physical inventory losses were immaterial.

We recorded $0.9 million, $7.9 million and $9.4 million of inventory write-downs and shortages in 2010, 2011 and 2012, respectively, primarily reflecting the estimated selling price after discount for slow-moving inventories. The majority of our inventory is apparel and accessories, which are seasonal and therefore difficult to sell once the respective season has passed. The increase in inventory write-downs in 2011 compared to 2010 was primarily due to optimistic growth projections at the end of 2010 for 2011 sales that led to an increase in inventory procurement at the beginning of 2011.  When sales for 2011 did not meet the projections, as a result of market conditions, competition and other factors, inventory failed to move at the rate we expected and resulted in a larger inventory write down that was recorded in 2011. The increase in inventory write-downs in 2012 compared to 2011 was primarily due to the continuous decline in our sales as a result of worsen market conditions and competition. We expected that some inventory will need to be sold at a larger discount, and some inventory will become obsolete.  As a result, a larger inventory write-down was recorded in 2012.

In 2012, partly in response to the inventory write-down in 2011, we took the following steps to manage inventory turnover, (1) conservative growth projection of sales and inventory procurement for 2012 at the end of 2011, (2) dynamic inventory procurement that more closely tracks sales performance, and (3) liquidation of obsolete inventories, including through promotional events conducted on our Internet platform and stores, such as flash sales on the M18.com website and on-sale campaigns in stores, and partnership with distributors, such as VIPShop, a leading online discount retailer in China providing flash sales on its website.

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

During the period beginning from the completion of our initial public offering and ending on December 31, 2010, we issued options to purchase 1,000,000 ordinary shares at an exercise price of $1.14 on October 26, 2010. We determined the fair value of the ordinary shares for the above option awards of $1.57 based on our share price at initial public offering on the NASDAQ market on October 26, 2010.

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

On January 30, 2013, our board approved a share option exchange program that offered our eligible directors and employees the right to exchange unexercised vested outstanding share options to purchase our ordinary shares granted under the 2008 and 2010 Share Incentive Plans for our restricted shares at certain applicable ratio. These replacement restricted shares are subject to a vesting schedule of one hundred percent (100%) being vested on a pro-rata basis at the calendar quarter-end of each of the four (4) quarters after the grant date. As of February 28, 2013, a total of 36 directors and employees tendered options to purchase an aggregate of 47,850,654 ordinary shares in exchange for an aggregate of 43,745,154 restricted shares. We are currently in the process of calculating the impact due to such modification.

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

As of December 31, 2012, we had $2.6 million of unrecognized compensation cost related to non-vested share-based compensation awards, which we expect to recognize over a weighted-average period of 1.3 years.

Consolidation of VIEs

Chinese regulations require foreign-invested retail enterprises to go through an additional approval process, not required of domestic retail enterprises, each time they open a new retail store. In order to comply with these foreign ownership restrictions, we operate our physical stores through MecoxLane Shopping. We conduct the business of wholesale and retail of apparel and accessories in the brand name of Rampage in China through Rampage Shopping. We have entered into a series of contractual arrangements with MecoxLane Shopping, Rampage Shopping and their respective equity owners. As a result of these contractual arrangements, we have the ability to effectively control MecoxLane Shopping and Rampage Shopping, and we are considered the primary beneficiary of MecoxLane Shopping and Rampage Shopping. Accordingly, MecoxLane Shopping and Rampage Shopping are VIEs of our company under U.S. GAAP and we consolidate the results in our consolidated financial statements. We have consulted our PRC legal counsel in assessing our ability to control MecoxLane Shopping and Rampage Shopping through these contractual arrangements. Any changes in PRC laws and regulations that affect our ability to control MecoxLane Shopping and Rampage Shopping might preclude us from consolidating MecoxLane Shopping and Rampage Shopping in the future.

Assets and operations that are not subject to foreign ownership restrictions by Chinese regulations are held and carried out by our direct and indirect subsidiaries, including businesses of mail order and wholesale, procurement and holding of inventories, property, equipment and land use rights. As of December 31, 2012, approximately $111.6 million of our total assets of $128.4 million, including $9.6 million of cash and cash equivalents, $20.7 million of short-term investment, $19.6 million of merchandise inventory, $2.2 million of other receivables, $44.9 million of property and equipment, net, $6.1 million of prepaid land use right and other assets of $8.5 million were held and controlled by our direct and indirect subsidiaries.

Income Tax and Valuation Allowance against Deferred Tax Assets

We estimate income tax expense for each jurisdiction in which we operate and for each period presented, which includes estimating current tax exposure as well as assessing realizable deferred tax assets and deferred tax liabilities. As of December 31, 2010, 2011 and 2012, our deferred tax assets were, $2.9 million, $0.3 million and nil, respectively, primarily resulting from temporary differences between our accounting and tax bases. We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in our consolidated financial statements, and net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. If we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our valuation allowance would increase our net income in the period such determination was made. Likewise, if we determined that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would be charged to our consolidated statements of comprehensive income (loss) in the period such determination is made. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. Significant management judgment based upon the possible sources of taxable income, and the evidence available for each possible sources of taxable income on a jurisdiction by jurisdiction basis, is required in determining income tax expense and deferred tax assets and liabilities. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on our ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. We recognized a valuation allowance of $0.2 million,$10.6 million and $15.5 million as of December 31, 2010, 2011 and 2012, respectively.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for 2009 and 2010, our auditor noted certain significant deficiencies in our internal controls over financial reporting as defined in the standards established by the PCAOB, primarily related to the documentation of certain non-routine transactions and lack of efficient inventory security. In connection with the audit of our consolidated financial statements for 2011, our auditor noted one significant deficiency in our internal controls related to the operating effectiveness of the initial review of account reconciliation for unusual reconciling items for further investigation. In connection with the audit of our consolidated financial statements for 2012, no significant deficiencies were noted in our internal controls over financial reporting. We have not noted any material weakness, as defined in the standards established by the PCAOB, in our internal controls over financial reporting. We have  remediated these control deficiencies by adopting several measures, such as engaging a consulting firm to facilitate the design and implementation of our internal control system and hiring additional accounting personnel with U.S. GAAP and Sarbanes-Oxley Act compliance experience as well as installing security equipment in our warehouses, retaining an external security firm and conducting periodical stock count on a timely basis.

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

Recent Accounting Pronouncements

In December 2011, the FASB has issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income. Under the guidance, an entity is required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an Investment in a foreign entity. Under the guidance, the cumulative translation adjustment should be released into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment which is a foreign entity. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

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

	For the Year Ended December 31,
	2010		2011		2012
	(in thousands of $, except for percentage)
		%		%		%
Net revenues:
Internet platform	108,157	47.6	118,502	54.4	71,830	47.3
Call center	70,611	31.0	52,784	24.2	47,967	31.6
Directly operated stores	30,710	13.5	25,770	11.8	17,343	11.4
Franchised stores	18,063	7.9	20,838	9.6	14,676	9.7
Total net revenues	227,541	100.0	217,894	100.0	151,816	100.0
Cost of goods sold (excluding depreciation and amortization):
Internet platform	71,444	31.4	92,688	42.5	57,679	38.0
Call center	35,945	15.8	24,400	11.2	19,155	12.6
Directly operated stores	13,522	5.9	12,914	5.9	9,895	6.5
Franchised stores	11,731	5.2	14,737	6.8	10,738	7.1
Total cost of goods sold (excluding depreciation and amortization)	132,642	58.3	144,739	66.4	97,467	64.2
Operating expenses:
Selling, general and administrative expenses	86,245	37.9	104,534	48.0	76,309	50.3
Depreciation and amortization expenses	4,468	2.0	4,411	2.0	4,217	2.8
Other income (loss), net	(775)	(0.3)	(933)	(0.4)	(1,805)	(1.2)
Total operating expenses	89,938	39.6	108,012	49.6	78,721	51.9
Income (loss) from operations	4,961	2.1	(34,857)	(16.0)	(24,372)	(16.1)
Interest income	441	0.2	2,231	1.0	2,144	1.4
Other income, net	—	—	2,307	1.1	120	0.1
Income (loss) before income taxes and non-controlling interests	5,402	2.3	(30,319)	(13.9)	(22,108)	(14.6)
Income tax expense	958	0.4	2,944	1.4	324	0.2
Net income (loss)	4,444	1.9	(33,263)	(15.3)	(22,432)	(14.8)
Accretion of non-controlling interest	—	—	257	0.1	20	0.0
Net income (loss) attributable to non-controlling interests	14	0.0	(296)	(0.1)	(20)	(0.0)
Net income (loss) attributable to the Mecox Lane’s shareholders	4,430	1.9	(33,224)	(15.3)	(22,432)	(14.8)

The following table sets forth our net revenues, cost of goods sold and gross profit by segment, both in absolute amount and as a percentage of total net revenues for the period indicated.

	For the Year Ended December 31,
	2010		2011		2012
	(in thousands of $, except for percentage)
		%		%		%
Net revenues:
Internet platform	108,157	47.6	118,502	54.4	71,830	47.3
Call center	70,611	31.0	52,784	24.2	47,967	31.6
Directly operated stores	30,710	13.5	25,770	11.8	17,343	11.4
Franchised stores	18,063	7.9	20,838	9.6	14,676	9.7
Total net revenues	227,541	100.0	217,894	100.0	151,816	100.0
Cost of goods sold (1):
Internet platform	71,444	31.4	92,688	42.5	57,679	38.0
Call center	35,945	15.8	24,400	11.2	19,155	12.6
Directly operated stores	13,522	5.9	12,914	5.9	9,895	6.5
Franchised stores	11,731	5.2	14,737	6.8	10,738	7.1
Total cost of goods sold	132,642	58.3	144,739	66.4	97,467	64.2
Gross profit (1):
Internet platform	36,713	16.1	25,814	11.9	14,151	9.3
Call center	34,666	15.2	28,384	13.0	28,812	19.0
Directly operated stores	17,188	7.6	12,856	5.9	7,448	4.9
Franchised stores	6,332	2.8	6,101	2.8	3,938	2.6
Total gross profit	94,899	41.7	73,155	33.6	54,349	35.8

(1)        Segment cost of goods sold and gross profit reviewed by the chief operating decision maker exclude depreciation and amortization expenses.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

As substantially all of our revenues and most of our expenses are denominated in RMB, the appreciation in the value of RMB relative to the U.S. dollar affected our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Net Revenues .

Our net revenues decreased by 30.3% from $217.9 million in 2011 to $151.8 million in 2012, mainly due to a decrease in our net revenues from Internet platform and our directly operated stores, partially offset by an increase in revenue attributable to foreign currency translation of 1.7% compared to 2011.

Internet platform. Net revenues generated from our Internet platform decreased by 39.4% from $118.5 million in 2011 to $71.8 million in 2012. This decrease was primarily due to (i) a 42.0% decrease in 2012 in the number of average monthly unique visitors of our website compared with 2011, (ii) a 45.4% decrease in 2012 in the number of customers making purchases through our Internet platform compared with 2011and (iii) a 43.2% decrease in 2012 in the number of orders placed via our Internet platform compared with 2011, partially offset by a 59.2% decrease from approximately $10.3 million in 2011 to approximately $4.6 million in 2012 in coupons and discount promotions fees that were offered to customers and deducted from net revenues directly. The decrease in the number of average monthly unique visitors of our website, the number of customers making purchase and number of orders placed via our Internet platform was primarily a result of the intensified competition in the online retail environment for our products in 2012.

Call Center       Net revenues generated from our call center decreased by 9.1% from $52.8 million in 2011 to $48.0 million in 2012. This decrease was primarily due to a decline in orders placed through the call center, which is consistent with the market-wide trend in consumer behavior in China in favor of e-commerce shopping, and to a reduction in our catalog circulation.

Directly Operated Stores.       Net revenues generated from our directly operated stores decreased by 32.9% to $17.3 million in 2012 from $25.8 million in 2011. The decrease was primarily due to a decline in the number of directly operated stores in operation from an average of 117 stores in 2011 to an average of 91 stores in 2012 and the decline in average store sales for directly operated stores.

Franchised Stores .       Net revenues generated from sales to our franchisees decreased by 29.3% from $20.8 million in 2011 to $14.7 million in 2012. This decrease was primarily due to a decline in the number of franchised stores from an average of 306 stores in 2011 to an average of 266 stores in 2012 and the decline in average store sales for franchised stores.

Cost of Goods Sold (ex-D&A).       Our cost of goods sold ex-D&A decreased by 32.6% from $144.7 million in 2011 to $97.5 million in 2012, due to the decrease in goods sold in 2012, partially offset by an increase in cost of goods sold ex-D&A attributable to foreign currency translation of 1.6% compared to 2011.

Internet platform .       Cost of goods sold attributable to our Internet platform decreased by 37.8% from $92.7 million in 2011 to $57.7 million in 2012. This decrease corresponded to the decrease in the sales through the Internet platform during 2012. For our Internet platform, cost of goods sold as a percentage of net revenues was 80.4% in 2012 compared to 78.2% in 2011.

Call Center       Cost of goods sold attributable to our call center decreased by 21.3% from $24.4 million in 2011 to $19.2 million in 2012. This decrease corresponded to the decrease in sales through call center. For our call center, cost of goods sold as a percentage of net revenues was 40.0% in 2012 compared to 46.2% in 2011 primarily due to more expensive and high gross margin products sold during 2012.

Directly Operated Stores.       Cost of goods sold attributable to our directly operated stores decreased by 23.3% from $12.9 million in 2011 to $9.9 million in 2012. This decrease was primarily due to the decrease of the number of directly operated stores as explained above and a corresponding decrease in sales from directly operated stores due to the promotion activities in response to the sales decrease.

Franchised Stores .       Cost of goods sold attributable to our franchised stores decreased by 27.2% from $14.7 million in 2011 to $10.7 million in 2012. This decrease was primarily due to the decrease of the number of franchised stores as explained above and a corresponding decrease in sales from franchised stores.

Segment Gross Profit.       Our total segment gross profit decreased by 25.8% from $73.2 million in 2011 to $54.3 million in 2012 and our total gross margin slightly increased from 33.6% in 2011 to 35.8% in 2012. The increase in gross margin was primarily due to the combined effects of (i) the decrease in the weighting of the Internet business in total net revenues, which generated a lower margin than other segments, and (ii) the decrease in coupon and discount promotions that were offered to customers, partially offset by an 1.8% increase in total segment gross profit attributable to foreign currency translation compared to 2011.

Internet platform Segment.       Gross profit attributable to our Internet platform segment decreased by 45.0% from $25.8 million in 2011 to $14.2 million in 2012. The gross margin for our Internet platform segment was 19.8% in 2012 compared to 21.8% in 2011.

Call Center Segment.       Gross profit attributable to our call center segment marginally increased by 1.4% from $28.4 million in 2011 to $28.8 million in 2012. The gross margin for our call center segment was 60.0% in 2012 compared to 53.8% in 2011.

Directly Operated Store Segment.     Gross profit attributable to our directly operated store segment decreased by 42.6% from $12.9 million in 2011 to $7.4 million in 2012. The gross margin for our directly operated store segment was 42.8% in 2012 compared to 49.9% in 2011.

Franchised Store Segment .    Gross profit attributable to our franchised store segment decreased from $6.1 million in 2011 to $3.9 million in 2012. The gross margin for our franchised store segment was 26.5% in 2012 compared to 29.3% in 2011.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by 27.0% from $104.5 million in 2011 to $76.3 million for the year ended December 31, 2012, partially offset by an 1.7% increase in our selling, general and administrative expenses attributable to foreign currency translation compared to 2011. Other factors contributing to the decrease were primarily due to our control over marketing and advertising efforts and labor expenses. Our compensation and benefit expenses decreased by 16.2% from $46.8million in 2011 to $39.2 million in 2012, primarily due to a decrease in head count.

Our marketing and advertising expenses decreased by 70.0% from $29.0 million in 2011 to $8.7 million in 2012, primarily due to our control over marketing efforts to promote our products, brands and Internet platform, partially offset by an 0.7% increase in our marketing and advertising expenses attributable to foreign currency translation compared to 2011.

Rental expenses for our directly operated stores, call center, logistics center and corporate facilities decreased by 7.2% from $11.1 million in 2011 to $10.3 million in 2012, primarily due to termination of certain leasing agreements for our warehouse in Shanghai in 2012 as our central logistic center in Wujiang became fully operational in the third quarter of 2012, partially offset by a 2.2% increase in rental expenses for our directly operated stores, call centers, logistics center and corporate facilities attributable to foreign currency translation compared to 2011.

Depreciation and Amortization. Our depreciation and amortization decreased by 4.5% from $4.4 million in 2011 to $4.2 million in 2012, mainly due to certain leasehold improvements being fully depreciated, partially offset by an increase in depreciation and amortization attributable to foreign currency translation.

Income (Loss) from Operations. As a result of the foregoing, our loss from operation of $24.4 million in 2012, compared to income from operations of $34.9 million in 2011.

Income Tax Expense. Our income tax expenses decreased from $2.9 million in 2011 to $0.3 million in 2012. The income tax expense in 2012 consisted of a deferred tax provision of $0.3 million. The deferred tax provision consisted of valuation allowance provision of $4.9 million, partially offset by deferred tax income tax benefit of $4.6 million as a result of our loss from operations and other deductible temporary differences. During 2012, we concluded that it is more likely than not that we will not generate sufficient taxable profits to utilize the deferred tax assets and therefore we recognized an additional valuation allowance of $0.3 million against our deferred tax assets balance of 2011 in addition to a valuation allowance of $4.6 million against our deferred tax assets of $4.6 million generated in 2012.

Interest Income. Our interest income slightly decreased to approximately $2.1 million in 2012 from approximately $2.2 million in 2011. The slight decrease was primarily attributed to withdrawal of partial funds from our deposits.

Other Income, Net. Our net other income decreased to $0.1 million in 2012 from $2.3 million in 2011 primarily due to exchange gain of $0.1 million in 2012 due to the fact that we converted our IPO proceeds into deposits denominated in RMB after the IPO in late October 2010 and the Renminbi appreciated against the U.S. Dollar by 2.2% from the rate of RMB6.4475 to $1.00 in 2011 to RMB6.3088 to $1.00 in 2012, compared with an appreciation by 4.8% in 2011.

Net Income (Loss) .       As a result of the foregoing, our net loss decreased from $33.3 million in 2011 to $22.4 million in 2012. Our adjusted net loss decreased from $28.9 million in 2011 to $20.3million in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The weighted average exchange rates of RMB against U.S. dollar used for the consolidated statements of operations increased approximately 4.8% for 2011 compared with 2010. As substantially all of our revenues and most of our expenses are denominated in RMB, the appreciation in the value of RMB relative to the U.S. dollar affected our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Net Revenues .

Our net revenues decreased by 4.2% from $227.5 million in 2010 to $217.9 million in 2011, mainly due to a decrease in our net revenues from the call center, partially offset by an increase in net revenues from the Internet platform, as well as an increase in revenue attributable to foreign currency translation of 4.4% compared with 2010.

Internet platform. Net revenues generated from our Internet platform increased by 9.6% from $108.2 million in 2010 to $118.5 million in 2011, compared to a 110.1% increase in net revenues from $51.5 million in 2009 to $108.2 million in 2010. This slowed increase was primarily due to (i) a 20.1% increase in 2011 in the number of average monthly unique visitors of our website compared with a 206.0% increase in 2010, (ii) a 42.7% increase in 2011 in the number of customers making purchases through our Internet platform compared with a 76.8% increase in 2010, (iii) a 14.1% increase in 2011 in the number of orders placed via our Internet platform compared with a 129.0% increase in 2010 and (iv) a 232.3% increase from approximately $3.1 million in 2010 to approximately $10.3 million in 2011 in coupons and discount promotions fees that were offered to customers and deducted from net revenues directly. The slowed increase in the number of average monthly unique visitors of our website, the number of customers making purchase and number of orders placed via our Internet platform and significant increase in coupons and discount promotions was primarily a result of the intensified competition in the online retail environment for our products in 2011, which required us to offer customers more incentives and promotions in order to generate sales.

Call Center       Net revenues generated from our call center decreased by 25.2% from $70.6 million in 2010 to $52.8 million in 2011. This decrease was primarily due to a decline in orders placed through the call center, which is consistent with the market-wide trend in consumer behavior in China in favor of e-commerce shopping, and to a reduction in our catalog circulation.

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

Cost of Goods Sold (ex-D&A).       Our cost of goods sold ex-D&A increased by 9.1% from $132.6 million in 2010 to $144.7 million in 2011, due to the increase in goods sold through our Internet platform. The cost of goods sold ex-D&A attributable to foreign currency translation increased 5.0% compared with 2010.

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

Franchised Stores .       Cost of goods sold attributable to our franchised stores increased by 25.6% from $11.7 million in 2010 to $14.7 million in 2011. This increase was primarily due to an increase in sales from franchised stores.

Segment Gross Profit.       Our total segment gross profit decreased by 22.9% from $94.9 million in 2010 to $73.2 million in 2011 and our total gross margin decreased from 41.7% in 2010 to 33.6% in 2011 . The decrease in gross margin was primarily due to the combined effects of (i) the increase in the weighting of the Internet business in total net revenues, which generated a lower margin than other segments (ii) the increase in net revenues from third-party branded products, for which the profit margin is lower than for our own proprietary brands; and (iii) the increase in coupon and discount promotions that were offered to customers primarily due to increased industry-wide competition; partially offset by a 3.5% increase in total segment gross profit attributable to foreign currency translation compared with 2010.

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

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 21.2% from $86.2 million in 2010 to $104.5 million for the year ended December 31, 2011. The increase in our selling, general and administrative expenses attributable to foreign currency translation was 5.0% compared to 2010. Other factors contributing to the increase were primarily due to our enhanced marketing and advertising efforts and increased labor expenses. Our compensation and benefit expenses increased by 22.8% from $38.1 million in 2010 to $46.8 million in 2011, primarily due to the mandatory increase of minimum wages and social insurance contribution and the increases of salaries to attract and retain talent.

Our marketing and advertising expenses increased by 20.8% from $24.0 million in 2010 to $29.0 million in 2011, primarily due to our enhanced marketing efforts to promote our products, brands and Internet platform, particularly online advertising. The increase in our marketing and advertising expenses attributable to foreign currency translation was 2.9% compared to 2010.

Rental expenses for our directly operated stores, call center, logistics center and corporate facilities increased by 9.9% from $10.1 million in 2010 to $11.1 million in 2011, primarily due to the expansion of logistics centers and warehouse. The increase in rental expenses for our directly operated stores, call center, logistics center and corporate facilities attributable to foreign currency translation was 5.4% compared to 2010.

Depreciation and Amortization. Our depreciation and amortization decreased slightly by 2.2% from $4.5 million in 2010 to $4.4 million in 2011, mainly due to certain leasehold improvements being fully depreciated, partially offset by an increase in depreciation and amortization attributable to foreign currency translation.

Income (Loss) from Operations. As a result of the foregoing, our loss from operation of $34.9 million in 2011, compared to income from operations of $5.0 million in 2010.

Income Tax Expense. Our income tax expenses increased from $1.0 million in 2010 to $2.9 million in 2011. The income tax expense in 2011 consisted of current income tax expense of $0.3 million and a deferred tax provision of $2.6 million. The deferred tax provision consisted of a valuation allowance provision of $10.4 million, partially offset by deferred tax income tax benefit of $7.8 million as a result of our loss from operations and other deductible temporary differences. During 2011, we concluded that it is more likely than not that we will not generate sufficient taxable profits to utilize the deferred tax assets and therefore we recognized a full valuation allowance of $2.9 million against our total deferred tax assets balance of 2010 in addition to a valuation allowance of $7.5 million against our deferred tax assets of $7.8 million generated in 2011.

Interest Income. Our interest income increased to approximately $2.2 million in 2011 from approximately $0.4 million in 2010. The increase was primarily attributed to higher interest income from our short-term investment as we received the proceeds from the initial public offering in late October of 2010, which remained deposited with the bank for the majority of 2011 and as we received higher interest rate on our deposits.

Other Income, Net. Our net other income increased to $2.3 million in 2011 from nil in 2010 primarily due to an exchange gain of $2.3 million in 2011 due to the fact that we converted our IPO proceeds into deposits denominated in RMB after the IPO in late October 2010 and the Renminbi appreciated against the U.S. Dollar from the rate of RMB6.7603 to $1.00 in 2010 to RMB6.4475 to $1.00 in 2011.

Net Income (Loss).       As a result of the foregoing, our net loss amounted to $33.3 million in 2011, compared to a net income of $4.4 million in 2010. Our adjusted net loss amounted to $28.9 million in 2011, compared to adjusted net income of $7.8 million in 2010.

B.                                    Liquidity and Capital Resources.

Cash Flows and Working Capital

Our principal source of liquidity in recent years has been cash generated from operating activities. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and which have maturities of three months or less when purchased. Cash and cash equivalents at December 31, 2012 were $13.3 million compared with $40.1 million at December 31, 2011. We believe that our current cash, cash equivalents, short-term investment and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures. If our existing cash is insufficient to meet our short-term working capital requirements during the next twelve months, we may seek to borrow from banks. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. Our primary uses of cash are to fund working capital, operating expenses and capital expenditures related primarily to the opening of new directly operated stores and investment in the logistics center located in Wujiang.

Our primary use of cash included (i) cash used for purchase of merchandise and related services of $205.6 million, $194.7 million and $132.3 million, in 2010, 2011 and 2012, respectively; (ii) cash used for compensation to our employees of $33.7 million, $43.8 million and $40.7 million, in 2010, 2011 and 2012, respectively; (iii) cash used for the new logistics center located in Wujiang of nil, $37.8 million and $6.5 million, in 2010, 2011 and 2012, respectively; (iv) cash used for advertising of $25.8 million, $28.1 million and $10.9 million, in 2010, 2011 and 2012, respectively; and (v) cash used for paying tax and other levies of $23.9 million, $11.2 million and $7.2 million in 2010, 2011 and 2012, respectively.

We used our cash primarily for the following subsidiaries and VIEs: (i) Mai Wang Trading, MecoxLane Technology and Rampage Trading for our purchase of apparel and other products from suppliers; (ii) MecoxLane Mailorder, MecoxLane E-commerce and MecoxLane Shopping for compensation to the employees at our call center, e-commerce and directly operated stores, respectively; (iii) MecoxLane Mailorder and MecoxLane E-commerce for catalog advertising and online advertising, respectively; and (iv) Mai Wang Trading, MecoxLane Mailorder, MecoxLane E-commerce and MecoxLane Shopping for payments of tax and other levies. We anticipate that we will be able to meet our needs to fund operations for at least the next 12 months from the date of this annual report with operating cash flow and existing cash balances. We may, however, require additional cash resources due to changing business conditions or other developments, including any investments or acquisitions we may pursue.

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

We are a holding company, and we rely principally on dividends and other distributions on equity from our subsidiaries in China for our cash requirements such as paying dividends to our shareholders in the future. PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of December 31, 2012, we had, on a consolidated basis, accumulated losses of $82.8 million, representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder. Our relevant PRC subsidiaries are not able to distribute dividends to us until the accumulated losses have been made up. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after- tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	(in thousands of $)

Net cash used in operating activities	(5,874)	(19,709)	(10,990)
Net cash used in investing activities	(30,192)	(24,405)	(15,611)
Net cash provided by (used in) financing activities	102,691	15	(562)
Net increase (decrease) in cash and cash equivalents	67,254	(45,914)	(26,807)
Cash and cash equivalents at the beginning of the year	18,758	86,012	40,098
Cash and cash equivalents at the end of the year	86,012	40,098	13,291

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

Net cash used in operating activities in 2012 amounted to $11.0 million, which was primarily attributable to a net loss of 22.4 million, 3.6 million decrease in accrued expenses as a result of less advertising issued and less carrier fee corresponding to the decrease of our net revenue, and $2.5 million decrease in accounts payable as a result of less procurement of inventories in the last quarter of 2012, partially offset by (1) a $4.0 million decrease in merchandise inventories primarily as a result of less procurement in 2012 and our effort to manage the overall inventory level; and (2) $1.8 million decrease in other receivables as a result of a decrease of VAT deductible due to the less procurement of inventories 2012. The principal non-cash items accounting for the difference between our net loss and our net cash used in operating activities in 2012 were $4.2 million in depreciation and amortization and $2.1 million in share-based compensation, as well as $1.7 million in impairment losses.

Net cash used in operating activities in 2011 amounted to $19.7 million, which was primarily attributable to a net loss of $33.3 million, $6.2 million in prepaid land use right as a result of a purchase of land use right in connection with the logistics center located in Wujiang, $1.4 million decrease in accounts payable as a result of less procurement of inventories in the last quarter of 2011, as well as $1.4 million decrease in advance from customers as a results of more franchised stores closed in the last quarter of 2011 and a decrease of franchised stores procurement; partially offset by (1) a $6.2 million decrease in merchandise inventories primarily as a result of an inventory write-down of $7.9 million reflecting the estimated market value of excessive obsolete inventory; (2) a $3.2 million decrease in other receivables as a result of a decrease of VAT charge of $1.7 million due to the less procurement of inventories in the last quarter of 2011, a decrease of prepaid income tax of $478 thousand due to loss in 2011 and a decrease of current deposit of $373 thousand due to deposit received after more directly operated stores closed and an increase in accrued expense of $1.8 million as a result of less advertising issued and less carrier fee corresponding to the decrease of our net revenue, and (3) a $2.7 million decrease in deferred tax as a result of valuation allowance provided against our deferred tax assets. The principal non-cash items accounting for the difference between our net loss and our net cash used in operating activities in 2011 were $4.4 million in share-based compensation and $4.3 million in depreciation and amortization.

Net cash used in operating activities in 2010 amounted to $5.9 million, which was primarily attributable to(1) a $15.6 million increase in merchandise inventories in 2010 as a result of an increase of total sales volume on our Internet platform, (2)a $5.9 million increase in other receivables as a result of an increase of VAT deductible due to the more procurement of inventories in the last quarter of 2010, partially offset by a net income of $4.4 million and a $3.9 million increase in accounts payable as a result of an increase in the volume of merchandise we purchased from our OEM and third-party branded suppliers corresponding to an increase in sales. The principal non-cash items accounting for the difference between our net loss and our net cash used in operating activities in 2010 were $4.5 million in depreciation and amortization and $3.3 million in share-based compensation.

Investing Activities

Our investing activities primarily relate to our purchases and disposals of property and equipment, purchases of and proceeds from short-term investments and purchases of software.

Net cash used in investing activities amounted to $15.6 million in 2012, primarily due to 20.7 million for purchasing structured time deposits, $10.2 million for purchasing the property and equipment and $5.0 million of capital contribution to Giosis Mecoxlane, , our joint venture with Giosis, in 2012, partly offset by $20.6 million of proceeds from structured time deposits.

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

Financing Activities

Cash flows used in financing activities were $0.6 million in 2012, primarily due to the repurchase of our ADSs in the amount of $0.6 million.

Cash flows from financing activities were $15,413 in 2011, primarily due to refund of the offering expenses incurred.

Cash flows from financing activities were $102.7 million in 2010, primarily due to the proceeds from our initial public offering.

Accounts Receivable and Accounts Receivable Turnover Days

	As at/for the year ended 31 December
	2010	2011	2012

Accounts receivables balance, net of allowance for doubtful accounts (in millions of $)	1.5	2.4	1.5
Average accounts receivables turnover days(1)	2.7	3.2	4.5

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

We start recognizing accounts receivable from the date we recognize revenues. We recognize and carry accounts receivable at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We consider factors such as delivery service provider credit-worthiness, past experience with third-party delivery service providers and current economic industry trends when we determine the collectability of specific delivery service provider accounts. Allowance for doubtful accounts for accounts receivable was approximately $0.1 million, $0.1 million and $0.1 million for 2010, 2011 and 2012, respectively. Bad debts are written off as incurred.

Inventories and Inventory Turnover Days

	As at/for the year ended 31 December
	2010	2011	2012

Inventories balance (in millions of $)	35.8	31.3	27.3
Average inventory turnover days(1)	85.2	100.7	108.3

(1) Average inventory turnover days are calculated by dividing average inventories by cost of goods sold and then multiplying the result by the number of days in the relevant period. The number of days in a relevant period is 365 for any 12-month period.

The increase in our inventory turnover days from 2011 to 2012 was primarily due to the decrease in cost of goods sold as a result of sales decline in 2012.

Merchandise inventories are a significant asset on our balance sheet, representing approximately 20.1%, 20.1% and 21.3% of our total assets as of December 31, 2010 and 2011 and 2012, respectively. Merchandise inventories decreased from $31.3 million as of December 31, 2011 to $27.3 million as of December 31, 2012 primarily due to our efforts to maintain proper inventory levels to preserve cash. In 2013, we monitor our inventories and plan to manage optimal levels of inventory in order to preserve cash and meet our working capital requirement. Currently, we monitor our inventory categories closely by assessing sales performance on a daily basis, to ensure that aging goals are achieved to limit the need to sell significant amounts of merchandise below cost. Slow-moving or excess inventories may be disposed of through Internet clearance sales, on-sale campaign in stores, partnership with distributors and other liquidations after the expiration of the lifecycle of our products.

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

Capital Expenditure

Our capital expenditures totaled approximately $9.6 million in 2012, primarily used in construction of our logistic center in Wujiang and improvement and upgrade of our IT infrastructure and software. We estimate that our capital expenditures in 2013 will be approximately $10.0 million, which will be used primarily for the leasehold improvement for our physical stores. We may fund part of the capital expenditures for these plans with additional borrowings from third parties, including banks, and if any, cash from operations.

C.                                    Research and Development, Patents and Licenses, Etc.

Intellectual Property

We regard our trademarks, trade secrets, patents and similar intellectual property as critical to our success, and rely on trademark and patent law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers and others to protect our proprietary rights. We maintain 194 trademark registrations in the Greater China area and are in the process of applying for registration of 65 trademarks in the Great China area. We are the exclusive licensee of Weinin, a trademark registration in China, for our health food products. We own two patents in China relating to a multi-function computer desk and 19 copyrights related to computer software.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2012 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Pursuant to a shareholders’ agreement with us and Rampage Cayman, ICL-Rampage Limited has the option to require us to purchase any or all of its shares in Rampage Cayman at a price calculated based on the formula provided therein. As of the date of this annual report, we do not believe the purchase obligation amount is material if ICL-Rampage Limited currently exercises the option. However, as the price calculated according to the formula is linked to our market capitalization, our net income and Rampage Cayman’s net income, and we are not able to predict our future share price or market capitalization, or our net income or Rampage Cayman’s net income for future years, we are not able to determine the price we may be obligated to pay pursuant to ICL-Rampage Limited’s option under the shareholders’ agreement. Although we consolidate the results of Rampage Cayman, it is possible for Rampage Cayman to have a net income equal to or greater than our consolidated net income, so the price could be a significant percentage of our market capitalization or even greater, which may materially impact our liquidity and financial condition. See Item 3.D. “Key Information — Risk Factors—Risks Related to Our Business—We have granted an option of unlimited duration to ICL-Rampage Limited to require us to purchase ICL-Rampage Limited’s 20% minority interest in our subsidiary, Rampage Cayman. We are not able to determine the price that we may be obligated to pay under this option, and the amount may be beyond our ability to pay. Even if we are able to meet our obligation under the option, the payment to ICL-Rampage Limited may materially adversely affect our results of operations, our liquidity and the value of your investment in our ADSs or ordinary shares.”

F.                                      Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payment Due by Period (in US$ thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Operating leases	7,073	4,202	2,454	400	17
Purchase obligations	4,177	4,176	—	—	—
Total contractual obligations	11,250	8,378	2,454	400	17

Our operating lease obligations related to lease agreements with lessors of our directly operated stores, call center, logistics center and corporate facilities in China. We are obligated to pay additional rentals that are contingent on the sales at certain of our directly operated stores. Such rentals are expensed as incurred and have not been included above as such amounts cannot be determined until the contingencies have been resolved. Contingent rental expenses were $1.2 million, $0.9 million and $0.8 million for the years ended December 31, 2010, 2011 and 2012, respectively.

G.                                    Safe Harbor

See “Forward Looking Information” on page 2 of this annual report.

Item 6.                                                         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Neil Nanpeng Shen	45	Chairman
Alfred Beichun Gu	43	Director and Chief Executive Officer
Herman Yu	42	Independent Director
Dazhong Qin	44	Independent Director
Anthony Kai Yiu Lo	64	Independent Director
David Jian Sun	48	Independent Director
Davin Alexander Mackenzie	52	Independent Director
Paul Bang Zhang	44	Senior Vice President and Chief Financial Officer
Willy Yili Wu	59	Head of Health and Beauty Division

Biographical Information

Mr. Neil Nanpeng Shen has served as our chairman since December 2007. Mr. Shen was nominated by Maxpro and Ever Keen, each a holder of our ordinary shares. Mr. Shen is the founding managing partner of Sequoia Capital China Advisors (Hong Kong) Limited and has been with Sequoia Capital China Advisors (Hong Kong) Limited since its inception in October 2005. Mr. Shen co-founded Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China listed on NASDAQ, and Ctrip.com International, Ltd., or Ctrip, a NASDAQ-listed travel consolidator in China. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a real estate service company in China listed on the New York Stock Exchange, a director of China Real Estate Information Corporation, a NASDAQ-listed real estate information service company in China, a director of Qihoo 360 Technology Co., Ltd., a technology company listed on New York Stock Exchange, a director of Peak Sport Products Co., Limited, a sportswear company listed on the Hong Kong Stock Exchange, an independent director of Focus Media Holding Limited, a NASDAQ-listed out-of-home media and advertising network companyand also a director of Le Gaga Holdings Limited, a NASDAQ-listed greenhouse vegetable producer based in China. Mr. Shen also serves on the boards of a number of private companies based in China. He served as Ctrip’s chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University, China in 1988 and a master’s degree from the School of Management at Yale University in 1992.

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

Mr. Mackenzie currently also serves as independent non-executive director of Asia Info-Linkage Inc. and The9 Limited, two NASDAQ-listed companies. Besides, he is a director of Mountain Hazelnut Ventures, a private agricultural company. Mr. Mackenzie is a graduate of Dartmouth College with a Bachelor’s degree in Government. He received an MA degree in International Studies and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. Mackenzie has also completed the World Bank Executive Development Program at Harvard Business School.

Mr. Paul Bang Zhang has been our senior vice president and chief financial officer since July 2009. Mr. Zhang has over 25 years of experience in accounting and finance. Mr. Zhang was honored as the China CFO Person of the Year by the sixth CFO Annual Meeting held in Beijing, China in 2012. Prior to joining us, Mr. Zhang worked at McDonald’s China from 1994 with his last role as the chief financial officer, a core member of decision making team on all business development and commercial plans and the gate keeper for aligning company business strategies to financial plan. He is responsible for establishing and executing financial & tax regulation/policies, financial plan and budget, financial analysis, treasury, cash management and insurance. He also leads IT projects, office administration and personnel management and training of more than 150 staff. During the 15 years working for McDonald’s China, his accomplishments included, among others: his team was recognized as the “Global Best Team Award of McDonald’s Corporation” in 2003; he was awarded “The President Award of McDonald’s Corporation” in 1999; in both 2007 and 2008, his team was granted one of the highest SOX compliance scores of McDonald’s system worldwide. Mr. Zhang was also recognized as the “China Top 10 Professional Managers with MBA Degrees” in year 2006 by China National MBA Association. Before Mr. Zhang joined McDonald’s China, he worked for a couple of other US and Europe companies as controller and accounting manager. Mr. Zhang received his MBA degree from Jinan University in 2001.

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

B.                                    Compensation

For the year ended December 31, 2012, we paid an aggregate of approximately RMB2.3 million ($0.4 million) in cash to our executive officers, and we paid an aggregate of RMB1.4 million ($0.2 million) in cash to our non-executive directors. Our executive officers are not and will not be compensated, directly or indirectly, by any affiliated entity, including our subsidiaries, for services rendered to us. For options granted to our executive officers and directors, see “—Share Incentive Plan.”

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

Share Incentive Plans

2006 Stock Option Plan and 2008 Stock Option Plan

We have adopted our 2006 Stock Option Plan and our 2008 Stock Option Plan, or the Plans, to promote our success and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. We may issue a maximum of 63,456,083 shares under our 2006 Stock Option Plan and 57,370,401 shares under our 2008 Stock Option Plan. As of February 28, 2013, the aggregate number of our ordinary shares underlying our outstanding awards under our 2006 Stock Option Plan and our 2008 Stock Option Plan were 19,240,253 and 41,675,561, respectively. Our 2006 Stock Option Plan and our 2008 Stock Option Plan are substantively identical.

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

Vesting Schedule .  In general, the option agreements specify the vesting schedules.

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

2011 Share Incentive Plan

We adopted our 2011 Share Incentive Plan, or 2011 Plan in October 2010. We may issue a maximum of 25,358,047 shares pursuant to the 2011 Plan. As of February 28, 2013, the aggregate number of our ordinary shares underlying our outstanding awards under our 2011 Plan was 6,667,444. We will continue to grant awards under the 2011 Plan in 2012 and years afterwards, unless our compensation committee determines otherwise.

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

Vesting Schedule .  In general, the compensation committee determines, or the award agreements specify the vesting schedules.

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

2012 Share Incentive Plan

We adopted our 2012 Share Incentive Plan, or 2012 Plan, in May 2012. We may issue a maximum of 26,155,836 shares pursuant to the 2012 Plan. As of the date of this annual report, the aggregate number of our ordinary shares underlying our outstanding awards under our 2012 Plan is nil.

Types of Awards.  The 2012 Plan permits the grant of several kinds of awards, including among others, options, restricted shares, restricted share units and share appreciation rights.

Plan Administration.  The compensation committee of our board of directors will administer the 2012 Plan, and may delegate its administrative authority to a committee of one or more members of our board or one or more of our officers, subject to certain restrictions. Among other things, the compensation committee will designate the eligible individuals who may receive awards, and determine the types and number of awards to be granted and terms and conditions of each award grant. The compensation committee has the sole power and discretion to cancel, forfeit or surrender an outstanding award.

Award Agreements.  Options, restricted shares and other awards granted under the 2012 Plan will be evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

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

Vesting Schedule .  In general, the compensation committee determines, or the award agreements specify the vesting schedules.

Amendment and Termination of the 2012 Plan.  The compensation committee may at any time amend, modify or terminate the 2012 Plan subject to shareholder approval to the extent required by laws. Additionally, shareholder approval will be specifically required to increase the number of shares available under the 2012 Plan, or to permit the compensation committee to extend the term or the exercise period of an option or share appreciation right beyond ten years, or if amendments result in material increases in benefits or a change in eligibility requirements. Any amendment, modification or termination of the 2012 Plan must not impair any rights or obligations under awards already granted without consent of the holder of such awards. Unless terminated earlier, the 2012 Plan will expire and no further awards may be granted after the tenth anniversary of our shareholders’ approval of the 2012 Plan.

The following table summarizes, as of February 28, 2013, the outstanding options that we have granted to several of our directors and executive officers and other individuals as a group under our share incentive plans:

Name	Ordinary Shares Underlying	Exercise Price (US$/Share)	Grant Date	Expiration Date
Alfred Beichun Gu	17,000,000	0.16	January 8, 2008	January 7, 2018
Directors and executive officers as a group	17,000,000	0.16	January 8, 2008	January 7, 2018
Other individuals as a group	2,300,000	0.16	January 8, 2008	January 7, 2018
	1,550,013	0.16	February 19, 2009	February 18, 2019
	1,399,972	0.16	July 1, 2009	June 30, 2019
	940,822	0.16	March 23, 2011	March 22, 2021
	100,000	0.16	June 13, 2011	June 12, 2021

The following table summarizes the outstanding restricted shares that we have granted to several of our directors and executive officers as a group in 2011 and 2012.

Name	Restricted Shares	Grant Price (US$/Share)	Grant Date

Alfred Beichun Gu	1,869,057	0.0001	October 4, 2011
Paul Bang Zhang	*	0.0001	October 4, 2011
Willy Yili Wu	*	0.0001	October 4, 2011
Director and executive officers as a group	2,856,057	0.0001	October 4, 2011
Other individuals as a group	5,758,088	0.0001	October 4, 2011

*             Restricted shares held by such person comprise less than 1% of our outstanding ordinary shares.

On January 30, 2013, our board approved a share option exchange program that offered our eligible directors and employees the right to exchange unexercised vested outstanding share options to purchase our ordinary shares granted under the 2008 and 2010 Share Incentive Plans for our restricted shares at certain applicable ratio. These replacement restricted shares are subject to a vesting schedule of one hundred percent (100%) being vested on a pro-rata basis at the calendar quarter-end of each of the four (4) quarters after the grant date. As of February 28, 2013, a total of 36 directors and employees tendered options to purchase an aggregate of

47,850,654 ordinary shares in exchange for an aggregate of 43,745,154 restricted shares. We are currently in the process of valuation. This exchange program is expected to provide additional incentive and retention value. The replacement restricted shares to our directors, officers and employees as listed below:

Name	Number of Restricted Shares Granted	Date of Grant of Restricted Shares	Date of Grant of Cancelled Option
Neil Nanpeng Shen	*	February 2, 2013	October 26, 2010
Alfred Beichun Gu	17,975,014	February 2, 2013	February 19, 2009
	4,635,640	February 2, 2013	July 1, 2009
Herman Yu	*	February 2, 2013	June 13, 2011
Dazhong Qi	*	February 2, 2013	December 16, 2011
Anthony Kai Yiu Lo	*	February 2, 2013	October 26, 2010
David Jian Sun	*	February 2, 2013	October 26, 2010
Davin Alexander Mackenzie	*	February 2, 2013	December 16, 2011
Paul Bang Zhang	*	February 2, 2013	July 1, 2009
	*	February 2, 2013	June 13, 2011
Willy Yili Wu	*	February 2, 2013	January 8, 2008
	*	February 2, 2013	February 19, 2009
	*	February 2, 2013	July 1, 2009
	*	February 2, 2013	March 23, 2011
Directors and executive officers as a group	835,500	February 2, 2013	January 8, 2008
	18,475,014	February 2, 2013	February 19, 2009
	8,835,640	February 2, 2013	July 1, 2009
	510,000	February 2, 2013	October 26, 2010
	630,000	February 2, 2013	March 23, 2011
	952,000	February 2, 2013	June 13, 2011
	340,000	February 2, 2013	December 16. 2011
Other individuals as a group	3,061,000	February 2, 2013	January 8, 2008
	2,350,000	February 2, 2013	February 19, 2009
	1,040,000	February 2, 2013	July 1, 2009
	1,854,000	February 2, 2013	March 23, 2011
	416,000	February 2, 2013	June 13, 2011
	1,481,000	February 22, 2013	January 8, 2008
	800,000	February 22, 2013	February 19, 2009
	650,000	February 22, 2013	July 1, 2009
	725,000	February 22, 2013	March 23, 2011
	790,000	February 22, 2013	June 13, 2011

*             Restricted shares held by such person comprise less than 1% of our outstanding ordinary shares.

C.                                    Board Practices

In 2012, most of our directors attended all the meetings of our board and its committees on which they served after becoming members of our board. No director is entitled to any severance benefits upon termination of his directorship with us.

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

Audit Committee

Our audit committee consists of Messrs. Davin Alexander Mackenzie, David Jian Sun and Anthony Kai Yiu Lo. Messrs. Mackenzie, Sun and Lo satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Lo is the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

·                  selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

·                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

·                  reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

·                  discussing the annual audited financial statements with management and the independent auditors;

·                  annually reviewing and reassessing the adequacy of our audit committee charter;

·                  meeting separately and periodically with management and the independent auditors;

·                  reporting regularly to the full board of directors; and

·                  such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Messrs. Neil Nanpeng Shen, David Jian Sun and Anthony Kai Yiu Lo. Mr. Shen, Mr. Sun and Mr. Lo satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. Mr. Sun is the chair of our compensation committee. Our compensation committee will assist the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

·                  reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;

·                  approving and overseeing the total compensation package for our executives other than the four most senior executives;

·                  reviewing and making recommendations to the board of directors with respect to the compensation of our directors; and

·                  reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

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

As advised by Jun He Law Offices, our PRC counsel, each contract under our contractual arrangements with VIEs and their respective shareholders is valid and binding. The VIEs, as well as their executive officers and directors as their representatives, are legally required to perform their obligations under the contractual arrangements. Such performance of contractual obligations is not deemed as breach of these executive officers and directors’ fiduciary obligations to the VIEs under PRC law. To the extent the VIEs and their shareholders are incompliance with the contractual arrangements, our business interests are aligned with these VIEs to the same degree as if we held full equity ownership of the VIEs.

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

D.                                    Employees

Our Employees

We had 4,150, 3,586 and 2,391 employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth the number of our employees categorized by areas of operations and as a percentage of all employees as of December 31, 2012:

Operations	Number of employees	Percentage of total
Internet platform and call center	1,095	45.8%
Stores	462	19.3%
Logistics	535	22.4%
Design and product sourcing	199	8.3%
Marketing, management and administration	100	4.2%
Total	2,391	100.0%

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

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2013, by:

·              each of our directors and executive officers who are also our shareholders; and

·              each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Share Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:
Neil Nanpeng Shen (3)	124,990,600	26.7
Alfred Beichun Gu (4)	59,844,236	12.4
Herman Yu(5)	77,156,529	16.5
Dazhong Qin (6)	40,689,226	8.7
Anthony Kai Yiu Lo(7)	*	*
David Jian Sun (8)	*	*
Davin Mackenzie (9)	*	*
Paul Bang Zhang (10)	5,330,000	1.1
Willy Yili Wu (11)	*	*
All Directors and Executive Officers as a Group (12)	310,901,091	64.2

Principal Shareholders:
Maxpro Holdings Limited (13)	75,473,344	16.1
Ever Keen Holdings Limited (14)	49,347,256	10.6
First Flite Holdings Co., Ltd. (15)	59,844,236	12.4
SINA Corporation (16)	76,986,529	16.5
Brilliant King Group Limited (17)	40,519,226	8.7

*                                         Less than 1%

(1)     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities

(2)     For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 467,615,428 being the number of ordinary shares issued as of February 28, 2013, and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after February 28, 2013.

(3)     Represents 75,473,344 ordinary shares and 49,347,256 ordinary shares held by Maxpro Holdings Limited and Ever Keen Holdings Limited, respectively, and 170,000 restricted shares held by Mr. Shen. Mr. Shen is the sole director of Ever Keen Holdings Limited and Maxpro Holdings Limited. Mr. Shen disclaims beneficial ownership with respect to the shares held by Maxpro Holdings Limited and Ever Keen Holdings Limited except to the extent of his pecuniary interest therein. The business address for Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong, PRC.

(4)     Represents 18,364,525 ordinary shares, 24,479,711 restricted shares and 17,000,000 ordinary shares issuable upon exercise of options within 60 days of February 28, 2013 held by First Flite Holdings Co., Ltd. The business address for Mr. Gu is 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

(5)     Represents 76,986,529 ordinary shares held by SINA Corporation and 170,000 restricted shares held by Herman Yu, respectively. Herman Yu is the chief financial officer of SINA Corporation. Please see Note 16 for more information about beneficial ownership of SINA Corporation. The business address for Mr. Yu is 37F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai 200121, China.

(6)     Represents 40,519,226 ordinary shares held by Brilliant King Group Limited and 170,000 restricted shares held by Mr. Qin, respectively. Please see Note 17 for more information about beneficial ownership of Brilliant King Group Limited. The business address for Mr. Qin is Building 21, No.2 Jingyuanbei Street, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China.

(7)     Represents restricted shares beneficially owned by Mr. Lo. The business address for Mr. Lo is 2/F Hong Villa, 12 Bowen Road, Hong Kong.

(8)     Represents restricted shares beneficially owned by Mr. Sun. The business address for Mr. Sun is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(9)     Represents restricted shares beneficially owned by Davin Mackenzie. The business address for Davin Mackenzie is No. 1, Jianguo Menwai Road, Beijing 100004, People’s Republic of China.

(10)   Represents 5,330,000 restricted shares beneficially owned by Mr. Zhang. The business address for Mr. Zhang is 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

(11)   Represents restricted shares held by Mr. Wu. The business address for Mr. Wu is 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

(12)   Represents ordinary shares, restricted shares and ordinary shares issuable upon conversion of all preference shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options within 60 days of the date of February 28, 2013 held by all of our directors and executive officers as a group.

(13)   Represents 75,473,344 ordinary shares held by Maxpro Holdings Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Neil Nanpeng Shen is the sole director of Maxpro Holdings Limited. Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., and Sequoia Capital China GF Principals Fund I, L.P., collectively own 100% of the shares of Maxpro Holdings Limited. The general partner of each of the Sequoia China Funds is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Each of the persons and entities referred to above expressly disclaims beneficial ownership of any securities owned beneficially or of record by any person or persons other than itself for purposes of Section 13(d)(3) and Rule 13d-3 of the Securities Exchange Act of 1934. Please see the Schedule 13G/A filed by Maxpro Holdings Limited with the SEC on February 12, 2013 for information relating to Maxpro Holdings Limited. The business address for Maxpro Holdings Limited is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

(14)   Represents 49,347,256 ordinary shares held by Ever Keen Holdings Limited, a limited liability company incorporated in British Virgin Islands. Mr. Neil Nanpeng Shen is the sole director of Ever Keen Holdings Limited. Sequoia Capital Growth Fund III, AIV, L.P., Sequoia Capital Growth Partners III, L.P., and Sequoia Capital Growth III Principals Fund collectively own 100% of the shares of Ever Keen Holdings Limited. The general partner of each of Sequoia Capital Growth Fund III, AIV, L.P. and Sequoia Capital Growth Partners III, L.P. is SCGF III Management, LLC. The managing member of Sequoia Capital Growth III Principals Fund is SCGF III Management, LLC. Each of the persons and entities referred to above expressly disclaims beneficial ownership of any securities owned beneficially or of record by any person or persons other than itself for purposes of Section 13(d)(3) and Rule 13d-3 of the Securities Exchange Act of 1934. Please see the Schedule 13G/A filed by Ever Keen Holdings Limited with the SEC on February 12, 2013 for information relating to Ever Keen Holdings Limited. The business address for Ever Keen Holdings Limited is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025.

(15)   Represents 18,364,525 ordinary shares, 24,479,711 restricted shares and 17,000,000 ordinary shares issuable upon exercise of options within 60 days of the date of February 28, 2013 held by First Flite Holdings Co., Ltd., a British Virgin Islands company wholly owned and controlled by Alfred Beichun Gu. The registered address for First Flite Holdings Co., Ltd. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(16)   Represents 76,986,529 ordinary shares held by SINA Corporation. SINA Corporation is a limited liability company incorporated in Cayman Islands listed on NASDAQ. Please see the Schedule 13D filed by SINA Corporation with the SEC on April 1, 2011 for information relating to SINA Corporation. The business address for SINA Corporation is 37F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai 200121, China.

(17)   Represents 40,519,226 ordinary shares held by Brilliant King Group Limited. Brilliant King Group Limited is a limited liability company incorporated in British Virgin Islands. China Dongxiang (Group) Co. Ltd is the sole shareholder and owner of Brilliant King Group Ltd and, accordingly, may be deemed to beneficially own the ordinary shares as a result of its direct or indirect power to vote or dispose of such shares. Information regarding beneficial ownership is based on the information contained in the Schedule 13G filed by China Dongxiang (Group) Co. Ltd and Brilliant King Group Ltd with the SEC on March 9, 2011. Please see the Schedule 13G for information relating to China Dongxiang (Group) Co. Ltd. The business address for Brilliant King Group Limited is Building 21, No.2 Jingyuanbei Street, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this annual report, 467,615,428 of our ordinary shares were issued and outstanding, which include 7,000,000 ordinary shares issued to JPMorgan Chase bank, our depositary, to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes. To our knowledge, approximately 31.7% of our total outstanding ordinary shares were held by three record shareholders in the United States, including approximately 31.3% held by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Loan Agreements.  Each shareholder of MecoxLane Shopping, namely Mr. Paul Bang Zhang, Mr. Guisheng Liu and Mr. Xiaobing Sang, has entered into a loan agreement with Mai Wang Trading and MecoxLane Shopping. Under these loan agreements, Mai Wang Trading lent interest-free loans of RMB3,000,000 ($476,652), RMB500,000 ($79,442) and RMB1,500,000 ($238,326) to these shareholders, respectively, solely for their respective capital contributions to MecoxLane Shopping. These loans will not become due until the earlier of the dates on which (i) Mai Wang Trading delivers the exercise notice pursuant to the exclusive purchase option agreement or (ii) MecoxLane Shopping is dissolved, liquidated, becomes bankrupt or is otherwise terminated. Each of the shareholders agrees to repay the loan only by transferring his equity interest in MecoxLane Shopping to Mai Wang Trading or its designee.

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

Equity Pledge Agreements.  Each shareholder of MecoxLane Shopping has entered into an equity pledge agreement with Mai Wang Trading and MecoxLane Shopping, under which such shareholder pledged all of his equity interest in MecoxLane Shopping to Mai Wang Trading as collateral for all of his payments due to Mai Wang Trading and to secure his obligations under the above agreements. MecoxLane Shopping must not declare any dividend without Mai Wang Trading’s prior written consent, unless all the amounts due to Mai Wang Trading have been paid off and all the obligations of MecoxLane Shopping have been fully discharged. If any event of default as defined under the loan agreement occurs, Mai Wang Trading, as the pledgee, will have the right to sell the pledged equity interests. Each of the above equity pledges has been registered with the relevant local branch of the State Administration for Industry and Commerce in China.

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

Loan Agreements.  Each shareholder of Rampage Shopping, namely Mr. Paul Bang Zhang, Mr. Guisheng Liu and Mr. Xiaobing Sang, has entered into a loan agreement with Rampage Trading and Rampage Shopping. Under these loan agreements, Rampage Trading made interest-free loans of RMB1,000,000 ($158,884), RMB500,000 ($79,442) and RMB500,000 ($79,442) to these shareholders, respectively, solely for their respective capital contributions to Rampage Shopping. Each of these loans has a term of 10 years, which can be extended upon written consent of the parties thereto. Each of the shareholders agrees to repay the loan only by transferring his equity interest in Rampage Shopping to Rampage Trading or its designee.

Promissory Notes .  In addition, each shareholder of Rampage Shopping has issued a promissory note attached to the loan agreement to Rampage Trading promising to repay to the latter or its assignee the principal amount under the relevant loan agreement described above.

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

Equity Pledge Agreements.  Each shareholder of Rampage Shopping has entered into an equity pledge agreement with Rampage Trading and Rampage Shopping, under which such shareholder pledged all of his equity interest in Rampage Shopping to Rampage Trading as collateral for all of his payments due to Rampage Trading and to secure his obligations under the above agreements. Rampage Shopping must not declare any dividend without Rampage Trading’s prior written consent, unless all the amounts due to Rampage Trading have been paid off and all the obligations of Rampage Shopping have been fully discharged. If any event of default as defined under the loan agreement occurs, Rampage Trading, as the pledgee, will have the right to sell the pledged equity interests. Each of the above equity pledges has been registered with the relevant local branch of the State Administration for Industry and Commerce in China.

Tax Indemnity Letters. Pursuant to the tax indemnity letters issued by Rampage Shopping to each of its shareholders, Rampage Shopping agrees to reimburse these shareholders for any and all taxes payable by them in connection with the transactions under the above agreements.

Other Contractual Arrangements

As part of our contractual arrangements with our VIEs, namely, MecoxLane Shopping and Rampage Shopping, Mr. Paul Bang Zhang, our senior vice president and chief financial officer, has owed interest-free loans to us after Mr. Alfred Beichun Gu, our chief executive officer, transferred all of his equity interests in such VIEs to Mr. Zhang. Originally, we extended these loans to Mr. Gu to make contributions to the registered capital of our VIEs, and the loans were assumed by Mr. Zhang upon the above transfer. As of December 31, 2010, 2011 and 2012, the outstanding loan to Mr. Zhang was RMB4.7 million, RMB4.0 million and RMB4.0 million ($0.6 million), respectively. The largest aggregate outstanding loan to Mr. Zhang during the period covered was RMB4.7 million ($0.7 million). As of the date of this annual report, the outstanding loan to Mr. Zhang was RMB4.0 million ($0.6 million).

As part of our contractual arrangements with MecoxLane Shopping and Rampage Shopping, Mr. Xiaobing Sang, our employee, has owed interest-free loans to us after Mr. Xu Yi transferred his equity interests in such VIEs to Mr. Sang. Originally, we extended these loans to Mr. Xu to make their contributions to the registered capital of our VIEs, and the loans were assumed by Mr. Sang upon the above transfers. As of the date of this annual report, the outstanding loan to Mr. Sang was RMB2 million ($1.2 million).

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

Other Transactions with Certain Directors, Shareholders and Affiliates

For the years ended December 31, 2010, 2011 and 2012, we recorded advertising expense of $0.3 million,  nil and nil, respectively, for services received from Allyes Information Technology Ltd., or Allyes, a company of which Mr. Neil Nan Peng Shen, our chairman, served as a director. Allyes is no longer an affiliate of Mr. Shen after Mr. Shen ceased to be a director of it since August 2010.

For the years ended December 31, 2010, 2011 and 2012, we recorded advertising expense of nil, nil and $2.5 million, respectively, for services received from Qihoo 360 Technology Co., Ltd., a company of which in which Sequoia Capital, one of our shareholders, also has significant shareholding and Mr. Neil Nan Peng Shen, our chairman, served as a director.

For the year ended December 31, 2010, 2011 and 2012, we recorded sales of goods of $nil, $356,090 and $2,818,196 to VIPShop Holdings Limited (“VIPShop”), with which a company in which Sequoia Capital, one of our shareholders, also has significant shareholding. Pursuant to the framework agreement with VIPShop, we sell our products to Vipshop on a consignment basis, at arm’s length. The receivables from VIPShop are due 5 days after the issuance of invoices by us. We issues invoices when each consignment is concluded. The amount due from VIPShop was $356,090 as of December 31, 2011.The amount due to VIPShop was $547,478 as of December 31, 2012, which represents advanced payments from VIPShop.

In November 2012, in connection with our formation of a joint venture with Giosis, we entered into a shareholder agreement with Giosis and Giosis Mecoxlane a joint venture in which we own 40.0% of the outstanding equity interests, according to which Giosis Mecoxlane shall operate the M18.com website as a dynamic online marketplace in China and Giosis Mecoxlane shall offer us most favorable pricing terms and commission rates for the sale, display, marketing and promotion of products supplied by us. The shareholder agreement became effective on January 1, 2013. As of December 31, 2012, we recorded nil due to Giosis Mecoxlane, representing commission fees related to sales of goods through the M18.com.

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

Legal Proceedings

On December 3, 2010, a class action complaint captioned Arfa v. Mecox Lane Limited, et al., No. 10-CV-9053, was filed in the United States District Court for the Southern District of New York by the law firm of Kahn Swick & Foti, LLC, on behalf of purchasers of our ordinary shares issued pursuant to our initial public offering. The named defendants are our company, certain individual defendants by virtue of their positions as officers and directors of our company, namely Neil Nanpeng Shen, John J. Ying, Paul Bang Zhang, Alfred Beichun Gu, Kelvin Kenling Yu, Anthony Yai Yiu Lo and David Jian Sun, or the Individual Defendants, and two underwriters involved in the initial public offering, Credit Suisse Securities (USA) LLC and UBS AG. The plaintiff in the Arfa action alleges that the defendants included or allowed to be included materially false and misleading statements in the registration statement and annual report issued in connection with the initial public offering in violation of Section 11 of the Securities Act of 1933, and against the Individual Defendants under Section 15 of the Securities Act. Specifically, the plaintiff contends that the registration statement and annual report for our initial public offering were materially false and misleading because they failed to disclose at the time of the initial public offering that: (i) it already was foreseeable that we would not be able to achieve results for the third quarter of 2010 that were in line with either historical growth trends or defendants’ guidance; (ii) we already had experienced disappointing results for the third quarter of 2010, prior to the initial public offering — including a significant decline in gross margins that were adversely impacted by increased costs and expenses; (iii) defendants had not conducted an adequate due diligence investigation into our company; and (iv) we lacked adequate internal financial controls.

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

On March 31, 2011, the actions were consolidated by order of Judge Robert Sweet. The Court appointed the Westend Group as lead plaintiff, and Kahn Swick & Foti, LLC and Pomerantz Haudek Grossman & Gross LLP as co-lead counsel. The Westend Group filed a consolidated amended class action complaint on May 31, 2011, which asserted claims under Section 11 of the Securities Act, along with the derivative claims under Section 15 of the

Securities Act. We and the other defendants moved to dismiss the amended complaint, and oral argument on the motion was held on January 18, 2012.

On March 1, 2012, Judge Robert W. Sweet of the United States District Court for the Southern District of New York dismissed without prejudice the plaintiff’s claims. On April 5, 2012, plaintiffs filed a notice of appeal with United States Court of Appeals for the Second Circuit.

On November 29, 2012, the United States Court of Appeals for the Second Circuit affirmed the judgment of the United States District Court for the Southern District of New York dismissing the plaintiff’s claim under Section 11 of the Securities Act and derivative claims under Section 15 of the Securities Act. Plaintiff did not seek an en banc review of the decision, and failed to file a petition to the United States Supreme Court to review the decision before the expiration of the deadline.

As of the date of this annual report, we believe that an ultimate outcome unfavorable to us as a result of this class action is “remote.”

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Any accumulated losses of PRC subsidiaries will hinder their abilities to pay dividends to us. As of December 31, 2012, we had, on a consolidated basis, accumulated losses of $82.8 million representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder.

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

Item 9.                                                         The Offer and Listing

A.            Offer and Listing Details

Our ADSs have been listed on the NASDAQ since October 2010. Our ADSs currently trade on the NASDAQ Global Select Market under the symbol “MCOX.” Prior to February 1, 2013, one ADS represented seven ordinary shares. On February 1, 2013, we effected a change of the ADS to ordinary share ratio from one ADS representing seven ordinary shares to one ADS representing thirty-five ordinary shares. The ratio change has the same effect as a one-for-five reverse ADS split.

The following table sets forth, for the periods indicated, the high and low trading prices on the NASDAQ for our ADSs. For ease of comparison, the ADS prices before February 1, 2013 have been retroactively adjusted to reflect the ADS to ordinary share ratio change that took effect on February 1, 2013.

	Trading Price ($)
	High	Low
Annual Highs and Lows
2010 (from October 26, 2010 to December 31, 2010)	92.50	32.25
2011	39.30	5.50
2012	8.00	2.32
Quarterly Highs and Lows
First Quarter of 2011	39.30	25.85
Second Quarter of 2011	31.75	12.65
Third Quarter of 2011	18.70	6.15
Fourth Quarter of 2011	9.85	5.50
First Quarter of 2012	8.00	5.55
Second Quarter of 2012	6.75	3.10
Third Quarter of 2012	5.10	2.60
Fourth Quarter of 2012	3.45	2.32
First Quarter of 2013	3.33	1.67
Monthly Highs and Lows
October 2012	3.30	2.60
November 2012	3.45	2.60
December 2012	2.90	2.32
January 2013	3.33	2.55
February 2013	3.07	2.07
March 2013	2.75	1.67
April (through April 19, 2013)	7.88	2.68

B.            Plan of Distribution

Not applicable.

C.            Markets

Our ADSs have been listed on the NASDAQ since October 26, 2010 and have been trading under the symbol “MCOX.”

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

By a special resolution passed at our 2012 annual general meeting held on May 10, 2012, our amended and restated memorandum and articles of association were amended by the deletion in its entirety of (then) existing Article 79(c), and the substitution therefor of the following new article 79(c):

“79(c) The Board shall have a Chairman of the Board elected and appointed by a majority of the Directors then in office.”

C.            Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D.            Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 24.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and March 31, 2013. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

United States Federal Income Taxation

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (generally, property held for investment), and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this annual report and U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

·        banks;

·        certain financial institutions;

·        insurance companies;

·        regulated investment companies;

·        real estate investment trusts;

·        broker-dealers;

·        traders that elect to mark-to-market;

·        U.S. expatriates;

·        tax-exempt entities;

·        persons liable for alternative minimum tax;

·        persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

·        persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

·        persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

·        partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

·        an individual who is a citizen or resident of the United States;

·        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

·        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

·        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

·        at least 75% of its gross income for such year is passive income; or

·        at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, while it is not clear, we believe the contractual arrangements between us and our affiliated entities should be treated as ownership of stock.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Based on the market price of our ADSs and our retention of a significant amount of cash and other assets that produce passive income during the taxable year ended December 31, 2012, we believe we were a PFIC for such year.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules, if you receive any excess distribution or recognize any gain from a sale or other disposition of the ADSs or ordinary shares:

·        the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

·        the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

·        the amount allocated to each other taxable year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed below under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower tax rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the NASDAQ Global Select Market and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we are a PFIC (as we believe we were for 2012). Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and recognized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are a PFIC (as we believe we were for 2012), you should consult your tax advisor regarding any reporting requirements that may apply to you.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2012 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or on the date of receipt by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect any distribution we make to you will be reported as a dividend even if such distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) either (a) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under the PRC Corporate Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

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

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you may be eligible for reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

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

Our investor relation website is ir.mecoxlane.com. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the RMB traded within a narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. From June 2010 to December 2012, the RMB appreciated by 8.1% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have a positive effect on the U.S. dollar amount we would receive from the conversion. As of December 31, 2012, we had RMB-denominated cash balances of RMB71.6 million and U.S. dollar — denominated cash balances of $1.8 million. Assuming we had converted the RMB-denominated cash balance of RMB71.6 million into U.S. dollars at the exchange rate of $1.00 for RMB6.2301 as of December 31, 2012, this cash balance would have been $11.5 million. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to $11.4 million as of December 31, 2012.

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

Not Applicable.

D.                                    American Depository Shares

Fees and Charges Payable by ADS Holders

According to the deposit agreement between us and the depositary, JPMorgan Chase Bank N.A., our ADR holders may have to pay the following fees and charges to JPMorgan Chase Bank N.A. in connection with ownership of the ADR:

Category	Depositary actions		Associated fee
(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued against deposits of shares, including deposits and issuances in respect of:		$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs issued
	·	Share distributions, stock dividend, stock split, merger
	·	Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

(b) Receiving or distributing dividends	Distribution of cash dividends		$0.02 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities		Up to $5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities		$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers of depositary receipts		$1.50 per ADS

(f) General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADRs

$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charge from one or more cash dividends or other cash distributions

(g) Expenses of the Depositary	Expenses incurred on behalf of ADR Holders in connection with:		Expenses payable at the sole discretion of the depositary by billing ADR Holders or by deducting such charges from one or more cash dividends or other cash distributions
	·	Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
	·	The depositary’s or its custodian’s compliance with applicable law, rule or regulation
	·	Stock transfer or other taxes and other governmental charges
	·	Cable, telex and facsimile transmission and delivery charges
	·	Fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities
	·	Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)
	·	Any other charge payable by depositary or its agents in connection with the servicing of the shares or the deposited securities

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2012, we didn’t receive reimbursement payment from JPMorgan Chase Bank, N.A., net of the withholding tax.

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

As of March 31, 2013, we had used the net proceeds received from our initial public offering as follows:

·                       approximately $44.3 million to the new logistics center located in Wujiang, Jiangsu Province to date;

·                       approximately $5.0 million for capital contribution to our joint venture, Giosis Mecoxlane; and

·                       the remaining proceeds for working capital requirements and other general corporate purposes.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA LLP., our principal external auditors, for the periods indicated.

	2011	2012
	(in $ thousands)
Audit fees(1)	475	489
Tax fees(2)	14	8

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements , the review of our interim financial statements.

(2)         “Tax fees” means fees billed for tax compliance, tax advice, and tax planning services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA LLP., including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by our audit committee prior to the completion of the audit.

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Period	Total Number of ADSs Repurchased (1)	Average Price Paid per ADS(1) (2)	Total Number of ADSs Purchased as Part of Publicly Announced Program(1)(3)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
May 2012 (from May 20, 2012)	—	—	—	—
June 2012	33,972	4.85	33,972	9,835,238
July 2012	35,935	4.85	69,906	9,660,954
August 2012	16,704	4.20	86,610	9,590,799
September 2012	25,980	3.10	112,590	9,510,261
October 2012	10,268	3.05	122,858	9,478,943
November 2012	3,480	3.05	126,338	9,468,329
December 2012	14,726	2.75	141,064	9,427,832

(1)         The total number of ADSs repurchased and average price paid per ADS have been retroactively adjusted for a change in the ratio of ADS to ordinary shares from one ADS representing seven ordinary shares to one ADS representing 35 ordinary shares, which was effective as of February 1, 2013.

(2)         The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(3)         We announced a share repurchase program approved by our board of directors on May 20, 2012. Under the terms of the approved program, we may repurchase up to $10.0 million of our ADSs. The repurchases have been made from time to time on the open market at prevailing market prices. This share repurchase program was implemented from May 20, 2012 to May 19, 2013, in a manner consistent with market conditions and the interest of our shareholders. Our board of directors reviewed the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. As of December 31, 2012, we repurchased approximately141,064 ADSs in aggregate for total cash consideration of amount of $572,168.

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

4.4	2011 Share Incentive Plan. (incorporated by reference to Exhibit 10.3 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6,

Exhibit Number	Description of Document
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

4.18	Memorandum of Understanding and Certification jointly issued by the then shareholders of Shanghai Mecox Lane Shopping Co., Ltd. (incorporated by reference to Exhibit 10.30 from our Registration

Exhibit Number	Description of Document
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

4.29

English Translation of Lease Contract, undated, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Shanghai Chinalong Industrial Development Co., Ltd. (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011).

4.30

English Translation of Lease Contract, dated as of April 30, 2010, between Mai Wang Trading (Shanghai) Co., Ltd and Shanghai Chinalong Industrial Development Co., Ltd. (incorporated by reference to Exhibit 4.57 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011).

4.31	English Translation of Lease Contract, dated as of November 1, 2010, between Shanghai Mecox Lane

Exhibit Number	Description of Document

Information Technology Co., Ltd. and Shanghai Liming Auxiliary Co., Ltd. (incorporated by reference to Exhibit 4.58 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011).

4.32

English Translation of Lease Contract, dated as of September 28, 2010, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Shanghai Wensheng Printing Co., Ltd. (incorporated by reference to Exhibit 4.60 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011).

4.33	English Translation of House Lease Contract, dated as of April 18, 2011, between Mai Wang Trading (Shanghai) Co., Ltd and Shanghai Caohejing High-Tech Park Development Co., Ltd.
4.34	English Translation of House Lease Contract, dated as of April 18, 2011, between Shanghai Mecox Lane Information Technology Co., Ltd. and Shanghai Caohejing High-Tech Park Development Co., Ltd.
4.35*

Loan Agreements among Shanghai Mecox Lane Shopping Co., Ltd., Mai Wang Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Loan Agreement.

4.36*	Promissory Notes issued by shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Promissory Note.
4.37*

Exclusive Purchase Option Agreements among Shanghai Mecox Lane Shopping Co., Ltd., Mai Wang Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Exclusive Purchase Option Agreement.

4.38*	Powers of Attorney issued by shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Power of Attorney.
4.39*

Equity Pledge Agreements among Shanghai Mecox Lane Shopping Co., Ltd., Mai Wang Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Equity Pledge Agreement.

4.40*

Tax Indemnity Letters jointly issued by Shanghai Mecox Lane Shopping Co., Ltd. and Mai Wang Trading (Shanghai) Co., Ltd, with a schedule providing the details that are different in each such Tax Indemnity Letter.

4.41*

Loan Agreements among Shanghai Rampage Shopping Co., Ltd., Rampage Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Loan Agreement.

4.42*

Equity Pledge Agreements among Shanghai Rampage Shopping Co., Ltd., Rampage Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Equity Pledge Agreement.

4.43*

Exclusive Purchase Option Agreements among Shanghai Rampage Shopping Co., Ltd., Rampage Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Exclusive Purchase Option Agreement.

4.44*	Powers of Attorney issued by shareholders of Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Power of Attorney.
4.45*	Tax Indemnity Letters issued by Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Tax Indemnity Letter.
4.46*	English Translation of Lease Contract, dated as of January 31, 2012, between Shanghai Mecoxlane Shopping Co., Ltd and Shanghai Hua Yi Industry Co., Ltd
4.47*	2012 Share Incentive Plan
4.48

Subscription and Contribution Agreement, dated as of November 20, 2012, among Giosis Cayman Limited, Giosis China Limited, Giosis Pte. Ltd., Mecox Lane Limited, Mecox Lane International Mailorder Co., Ltd., Maiwang E-Commerce Co., Ltd. and Mecox Lane (Hong Kong) Ltd., along with Shareholder Agreement as Exhibit C thereto (incorporated by reference to Exhibit 9.95 of Form 6-K filed with Securities and Exchange Commission on November 21, 2012)

Exhibit Number	Description of Document
8.1*	Subsidiaries of the Registrant.
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

Date: April 23, 2013

MECOX LANE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mecox Lane Limited

We have audited the accompanying consolidated balance sheets of Mecox Lane Limited and subsidiaries and variable interest entities (the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income (loss), equity (deficit) and cash flows for each of the three years in the period ended December 31, 2012 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mecox Lane Limited and subsidiaries and variable interest entities at December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China
April 23, 2013

MECOX LANE LIMITED

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2011 AND 2012

(In U.S. dollars, except number of shares)

	2011	2012
	$	$
ASSETS
Current assets:
Cash and cash equivalents	40,097,545	13,291,063
Short-term investments	20,631,910	20,682,480
Accounts receivable	1,993,962	1,452,864
Amount due from a related party party	356,090	—
Other receivables	6,921,738	5,149,844
Advances to suppliers and prepaid expenses	2,138,815	6,297,463
Merchandise inventories	31,286,353	27,349,540
Deferred tax assets—current portion	323,911	—
Total current assets	103,750,324	74,223,254
Property and equipment, net	43,236,593	46,528,057
Prepaid land use right	6,234,620	6,125,104
Intangible assets, net	1,450,220	1,263,644
Other non-current assets	833,427	249,903
TOTAL ASSETS	155,505,184	128,389,962

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of 4,886,576 and 3,101,935 as of December 31, 2011 and 2012, respectively)	23,867,229	19,063,827
Advances from customers (including advances from customers of the consolidated VIEs without recourse to Mecox Lane Limited of 1,790,998 and 1,345,714 as of December 31, 2011 and 2012, respectively)	4,723,687	4,570,595
Amount due to a related party	—	547,478
Accrued expenses (including accrued expenses of the consolidated VIEs without recourse to Mecox Lane Limited of 5,378,698 and 281,152 as of December 31, 2011 and 2012, respectively)	8,725,738	5,153,056
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Mecox Lane Limited of 4,142,652 and 1,955,777 as of December 31, 2011 and 2012, respectively)	5,694,457	7,358,589
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Mecox Lane Limited of 107,032 and 34,718 as of December 31, 2011 and 2012, respectively)	1,793,016	1,779,978
Total current liabilities	44,804,127	38,473,523

Commitments and contingencies (Note 16)

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 405,192,227 and 408,727,673 shares issued, and 405,192,227and 403,790,426 shares outstanding as of December 31, 2011 and December 31, 2012)	40,519	40,873
Additional paid-in capital	163,806,117	165,934,265
Treasury stock (at cost)	—	(572,168)
Accumulated deficit	(60,415,020)	(82,811,023)
Accumulated other comprehensive income	6,201,555	6,292,753
Statutory reserve	967,886	931,739
Total Mecox Lane Limited equity	110,601,057	89,816,439
Noncontrolling interests	100,000	100,000
Total equity	110,701,057	89,916,439
TOTAL LIABILITIES,AND EQUITY	155,505,184	128,389,962

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except for share and per share data)

	2010	2011	2012
	$	$	$
Net revenues	227,541,298	217,893,838	151,816,057
Cost of goods sold (excluding depreciation and amortization)	132,641,621	144,738,541	97,466,871
Operating expenses:
Selling, general and administrative expenses	86,244,899	104,534,226	76,309,520
Depreciation and amortization	4,468,527	4,411,298	4,216,962
Other operating income, net	(774,986)	(932,748)	(1,805,346)
Total operating expenses	89,938,440	108,012,776	78,721,136
Income (loss) from operations	4,961,237	(34,857,479)	(24,371,950)
Interest income	440,875	2,231,462	2,143,396
Other income, net	—	2,307,270	120,315
Income (loss) before income tax	5,402,112	(30,318,747)	(22,108,239)
Income tax expense	(957,648)	(2,943,769)	(323,911)
Net income (loss)	4,444,464	(33,262,516)	(22,432,150)
Accretion of interest to redeemable noncontrolling interests	—	256,792	20,416
Net income (loss) attributable to redeemable noncontrolling interests	13,855	(295,647)	(20,416)
Net income (loss) attributable to Mecox Lane Limited shareholders	4,430,609	(33,223,661)	(22,432,150)
Net Income (loss)	4,444,464	(33,262,516)	(22,432,150)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustment	942,264	3,909,408	91,198
Comprehensive income (loss)	5,386,728	(29,353,108)	(22,340,952)
Comprehensive income (loss) attributable to redeemable noncontrolling interests	13,855	(38,855)	—
Comprehensive income (loss) attributable to Mecox Lane Limited shareholders	5,372,873	(29,314,253)	(22,340,952)
Earnings (loss) per ordinary share:
Basic	$0.01	$(0.08)	$(0.06)
Diluted	$0.01	$(0.08)	$(0.06)
Earnings (loss) per ADS (1):
Basic	$0.36	$(2.87)	$(1.94)
Diluted	$0.30	$(2.87)	$(1.94)
Weighted average ordinary shares used in per share calculation
Basic	242,026,404	405,192,243	404,247,016
Diluted	396,873,164	405,192,243	404,247,016
Weighted average ADS used in per share calculation
Basic	6,915,040	11,576,921	11,549,914
Diluted	11,339,233	11,576,921	11,549,914

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:7 to 1:35 (“Ratio Change”), effective as of February 1, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

	Ordinary shares		Treasury stock, at cost		Additional paid-in capital	Accumulated deficit	Statutory reserve	Accumulated other comprehensive income	Non- controlling interest	Total Equity
	Number	$	Number	$	$	$	$	$	$	$

Balance at January 1, 2010	209,230,993	20,923	—	—	29,116,169	(31,383,298)	729,216	1,349,883	100,000	(67,107)

Net income attributable to Mecox Lane Limited shareholders	—	—	—	—	—	4,430,609	—	—	—	4,430,609
Statutory reserve	—	—	—	—	—	(238,305)	238,305	—	—	—
Series B, C and D preference shares converted into ordinary shares upon initial public offering	123,961,259	12,396	—	—	25,341,830	—	—	—	—	25,354,226
Issuance of ordinary shares upon initial public offering, net of issuance costs	72,000,005	7,200	—	—	101,633,202	—	—	—	—	101,640,402
Share-based compensation	—	—	—	—	3,345,896	—	—	—	—	3,345,896
Foreign currency translation adjustments	—	—	—	—	—	—	—	942,264	—	942,264

Balance at December 31, 2010	405,192,257	40,519	—	—	159,437,097	(27,190,994)	967,521	2,292,147	100,000	135,646,290

Net loss attributable to Mecox Lane Limited shareholders	—	—	—	—	—	(33,223,661)	—	—	—	(33,223,661)
Statutory reserve	—	—	—	—	—	(365)	365	—	—	—
Refund of issuance costs	—	—	—	—	15,418	—	—	—	—	15,418
Fraction shares repurchased in ADS conversion	(30)	—	—	—	(5)	—	—	—	—	(5)
Share-based compensation	—	—	—	—	4,353,607	—	—	—	—	4,353,607
Foreign currency translation adjustments	—	—	—	—	—	—	—	3,909,408	—	3,909,408

Balance at December 31, 2011	405,192,227	40,519	—	—	163,806,117	(60,415,020)	967,886	6,201,555	100,000	110,701,057
Net loss attributable to Mecox Lane Limited shareholders	—	—	—	—	—	(22,432,150)	—	—	—	(22,432,150)
Release of statutory reserve upon liquidation of VIE’s subsidiaries	—	—	—	—	—	36,147	(36,147)	—	—	—
Repurchase of ordinary shares	—	—	(4,937,247)	(572,168)	—	—	—	—	—	(572,168)
Vesting of restricted shares	3,477,129	348	—	—	(348)	—	—	—	—	—
Exercise of stock options	58,317	6	—	—	9,325	—	—	—	—	9,331
Share-based compensation	—	—	—	—	2,119,171	—	—	—	—	2,119,171
Foreign currency translation adjustments	—	—	—	—	—	—	—	91,198	—	91,198

Balance at December 31, 2012	408,727,673	40,873	(4,937,247)	(572,168)	165,934,265	(82,811,023)	931,739	6,292,753	100,000	89,916,439

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars)

	2010	2011	2012
Cash flows from operating activities:
Net income (loss)	4,444,464	(33,262,516)	(22,432,150)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based compensation	3,345,896	4,353,607	2,119,171
Bad debt expense	(24,540)	(13,275)	(8,404)
Depreciation and amortization	4,468,527	4,337,701	4,216,264
Impairment losses	—	81,870	1,684,668
Loss on disposal of property and equipment	610,138	389,744	951,933
Changes in operating assets and liabilities:
Accounts receivable	512,202	(397,854)	552,365
Amount due from a related party	—	(356,090)	356,090
Other receivables	(5,856,605)	3,153,303	1,782,226
Advances to suppliers and prepaid expenses	219,816	(639,940)	843,454
Merchandise inventories	(15,630,526)	6,193,787	3,998,614
Prepaid land use right	—	(6,234,620)	—
Other non-current assets	431,015	(393,629)	583,524
Accounts payable	3,892,684	(1,445,285)	(2,492,648)
Advances from customers	521,088	(1,378,387)	(164,059)
Accrued expenses	(1,438,348)	1,791,986	(3,580,741)
Amount due to a related party	(167,212)	(8,529)	547,478
Income tax payable	(538,667)	283,371	(17,368)
Other current liabilities	496,559	1,134,255	(254,229)
Deferred tax	(1,160,536)	2,701,243	323,911
Net cash used in operating activities	(5,874,045)	(19,709,258)	(10,989,901)

Cash flows from investing activities:
Purchase of property and equipment	(6,671,142)	(33,627,377)	(10,166,624)
Purchase of intangible assets	(703,705)	(540,494)	(640,506)
Proceeds from disposal of property and equipment	60,123	195,777	246,580
Prepayment for the new equity investment	—	—	(5,000,000)
Purchase of short-term investments	(30,199,200)	(20,631,910)	(20,682,480)
Proceeds from sale of short-term investments	7,322,363	30,199,200	20,631,910
Net cash used in investing activities	(30,191,561)	(24,404,804)	(15,611,120)

Cash flows from financing activities
Collection of note receivable from option exercise	556,988	—	9,325
Gross proceeds from issuance of ordinary shares from initial public offering	105,229,853	—	—
Repurchase of fraction shares during ADS conversion	—	(5)	—
Repurchase of treasury shares	—	—	(572,168)
Offering expenses incurred (refund)	(3,096,180)	15,418	—
Net cash provided by (used in) financing activities	102,690,661	15,413	(562,843)

Effect of exchange rate changes	629,044	(1,815,758)	357,382
Net increase (decrease) in cash and cash equivalents	67,254,099	(45,914,407)	(26,806,482)
Cash and cash equivalents at beginning of year	18,757,853	86,011,952	40,097,545
Cash and cash equivalents at end of year	86,011,952	40,097,545	13,291,063

Supplemental disclosure of cash flow information
Income taxes paid	3,151,197	314,121	41,987
Non-cash investing and financing activities:
Payables for purchase of property and equipment	156,341	4,009,951	4,840,689
Deferred initial public offering cost	(493,271)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

As of December 31, 2012, the Company’s significant consolidated subsidiaries and VIEs consist of the following:

		Place of	Percentage of
Name	Date of incorporation	incorporation	shareholdings	Principal activities
Mecox Lane (Hong Kong) Limited	March 17, 2010	Hong Kong	100%	Investment holding
Shanghai Mecox Lane International Mailorder Co., Ltd. (“Mecox Lane Mailorder”)	January 8, 1996	China	100%	Telephonic sales of garments, accessories and other products
Clarence Consultants Limited (“Clarence”)	March 30, 1998	Cayman Islands	100%	Investment holding
eMecoxLane Co., Ltd (“eMecoxLane”)	December 13, 2000	Cayman Islands	100%	Investment holding
eMecoxLane (Hong Kong) Co., Ltd.	March 16, 2010	Hong Kong	100%	Investment holding
Mecox Lane Technology (China) Limited	July 9, 2010	China	100%	Sale of garments and accessories
Mai Wang Information Technology (Shanghai) Co., Ltd.	September 8, 2008	China	100%	Software development and information
Mai Wang Trading (Shanghai) Co. Ltd. (“Mai Wang Trading”)	April 5, 2000	China	100%	Wholesale of garments
Shanghai Xian Ni Garment Co., Ltd. (“Xian Ni”)	December 27, 1993	China	96.70%	Investment holding
Mexi-Care Limited (“Mexi-Care”)	April 24,2012	Cayman Islands	100%	Investment holding
Mexi-Care Holdings (Hong Kong) Limited (“Mexi-Care HK”)	May 25,2012	Hong Kong	100%	Investment holding
Rampage China Limited (“Rampage Cayman”)	February 18, 2009	Cayman Islands	80%	Investment holding
Rampage China (Hong Kong) Limited	March 30, 2009	Hong Kong	80%	Investment holding
Rampage Trading (Shanghai) Co., Ltd.	May 14, 2010	China	80%	Wholesale of garments
Mecox Lane E-commerce*: (Shanghai) Co., Ltd. (“MecoxLane E-commerce”, previously known as Shanghai Mecox Lane Information Technology Co., Ltd.)	August 6, 2002	China	100%	Online sales and maintenance of Company website
Shanghai Mecox Lane Shopping Co., Ltd (“Mecox Lane Shopping”)	July 19, 2005	China	VIE	Sale of garments and office accessories
Shanghai Shang Xun Information Technology Co., Ltd. (“Shang Xun”, previously known as Shanghai Wangji Marketing Services Co., Ltd.)	September 14, 2006	China	VIE	Software development and information technology support
Shanghai Rampage Shopping Co., Ltd. (“Rampage Shopping”)	November 24, 2008	China	VIE	Retail of apparels and accessories

* In February 2012, MecoxLane Information changed its name to Mecox Lane E-Commerce Co., Limited, or Mecox Lane E-Commerce, as a result, the equity interests in Mecox Lane E-Commerce were transferred from its original shareholders to MecoxLane Hong Kong. The contractual arrangements among Mai Wang Trading, Mecox Lane E-Commerce and its shareholders have been terminated and Mecox Lane E-Commerce became a wholly-owned subsidiary of our company.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)         Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs. The Company and its subsidiaries have entered into contractual arrangements with the VIEs and its shareholder, which enables the Company to (1) have power to direct activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

As of December 31, 2012, the Group had net current assets of $35,749,731, including cash and short term investments of $13,291,063 and $20,682,480, respectively. The Group had net loss of $33,262,516 and $22,432,150, and net operating cash outflow of $19,709,258 and $10,989,901 for the years ended December 31, 2011 and 2012, respectively.  In the preparation of the consolidated financial statements as of December 31, 2012 and for the year then ended, the Group’s management concluded that a going concern basis of preparation was appropriate after it analyzed the cash flow forecast for the twelve months ending December 31, 2013, taking into consideration its expected cash flows from operations, as well as its current cash position and plans for capital expenditures.

(b)         Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its majority-owned subsidiaries and VIEs for which it is deemed the primary beneficiary. All intercompany transactions, balances and unrealized profit and losses have been eliminated on consolidation. All the assets of its consolidated VIEs can be used to only settle their respective obligations.

The Group evaluates the need to consolidate certain VIEs in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Details of certain key agreements between the Group and its VIEs, which include Mecox Lane Shopping, Shang Xun, and Rampage Shopping, are as follows:

Power of Attorney:  The equity owners of the VIEs irrevocably appointed the Company’s officers to vote on their behalf on all matters, including matters related to the transfer of their respective equity interests in the VIEs and appointment of the VIEs’ chief officer.

Share Pledge Agreement:  The equity owners pledge their respective equity interests in the VIEs as a guarantee for the payment by the VIEs of technical and consulting services fees under the exclusive technical consulting and services agreements. Each of the above pledges has been registered with the relevant local branch of the State Administration for Industry and Commerce in China.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)         Principles of consolidation (Continued)

The Company participated significantly in the design of these VIEs. Based on these series of agreements, the shareholders of the VIEs grant the Company powers of attorney to exercise all their rights as shareholders of the VIEs, including the right to appoint board members and senior management members. Thus the Company has the ability to effectively control the VIEs. The Company is also able to receive the economic benefits of these VIEs, because its ability to effectively determine the services fees payable by the VIEs to the Company under the exclusive business cooperation agreements and exclusive service agreement, which are part of the contractual arrangements. Therefore, Company has determined that it is the primary beneficiary of the aforementioned entities and has consolidated their respective results from the date of initial involvement or date of establishment. As of December 31, 2011 and 2012, the financial information of the VIEs included in the accompanying consolidated financial statements are shown in the table below. All the assets of the Company’s consolidated VIEs can be used to only settle their respective obligations.

	December 31, 2011	December 31, 2012
	$	$
Cash and cash equivalents	3,449,087	3,684,138
Accounts receivable—net	1,394,375	689,035
Other receivables	5,029,346	2,894,714
Merchandise inventory	2,756,050	7,668,644
Property and equipment—net	2,726,201	1,639,478
Other non-current assets	1,196,974	200,069
Total Assets	16,552,033	16,776,078
Accounts payable	4,886,576	3,101,935
Advances from customers	1,790,998	1,345,714
Accrued expenses	5,378,698	281,152
Other current liabilities	4,142,652	1,955,777
Income taxes payable	107,032	34,718
Total Liabilities	16,305,956	6,719,296

(c)        Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include useful lives of and impairment for long-lived assets, share-based compensation, valuation allowance of deferred tax assets and inventory valuation.

(d)         Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

(f)     Merchandise inventories

Merchandise inventory is stated at the lower of cost or market. Cost of merchandise inventory is determined using the weighted-average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and broken assortments, which is dependent upon factors such as historical trends with similar merchandise, inventory aging, historical and forecasted consumer demand, and promotional environment. Write downs are recorded in cost of goods sold in the consolidated statements of comprehensive income (loss).

The Company recorded $948,934, $7,900,784 and $9,360,824 of inventory write-downs and shortages in 2010, 2011 and 2012, respectively.

(g)    Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Lesser of lease term or estimated useful life of 2 years
Office equipment	5 years
Furniture	5 years
Vehicles	5 years
Buildings	25 years

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

(k)    Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group assesses the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment equal to the difference between the carrying amount and fair value of these assets. The Group recorded an impairment loss for its long-lived assets in the amount of $1,684,668 for the year ended December 31, 2012 in selling, general and administrative expenses. See Note 4 and 5, “Property and equipment, net” and “Intangible assets, net”, for additional discussion on the impairment of long-lived assets.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The Group utilizes delivery service providers when sales are made through its online platform. The Group accepts credit card and debit card payments or cash-on-delivery (“COD”) for products ordered through its website and customer service center. Credit and debit card receivables as of December 31, 2011 and 2012 are immaterial. The Group normally collects credit and debit card receivables within three to four days after the sale. Credit and debit card processing fees are recorded in selling, general and administrative expenses and were immaterial for all periods presented. For COD sales, the delivery service providers are responsible for collecting payment from the customer at the point of delivery. The Group estimates and defers revenue and the related product costs for shipments that are in-transit to the customer. Revenue is recognized at the time the customer receives the product which is typically within a few days of shipment. Amounts collected by delivery service providers but not remitted to the Group are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery are classified as advances from customers. The Company pays a fee to the delivery service provider and records such fee in cost of goods sold.

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

The Group allows customers from its online platform and own retail stores to return product within 10 to 30 days of the sale, depending on the nature of the customer. The Group estimates sales returns for such sales based on its own historical return experience and records the estimated returns as a reduction of revenue at the time of sale.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Other franchisees are permitted to return product within certain windows of time, generally based upon the seasons of the year, ranging from 5% to 10% of the specific order placed. The Group records maximum return allowed as reduction of revenue based on historical return experience.

(n)                          Shipping and handling costs

Revenues include fees charged to customers for shipping and handling. Shipping and handling costs incurred for sale of products and recognized as cost of goods sold was $13,751,444, $15,190,748 and $10,011,395 for the years ended December 31, 2010, 2011 and 2012, respectively.

(o)                          Discount coupons and membership points

The Group voluntarily provides discount coupons as sales incentives to selected customers. These coupons can only be utilized in conjunction with a subsequent purchase and are recorded as a reduction of revenues at the time of use.

The Group has established a customer loyalty program wherein a customer earns 10 points for each Renminbi (“RMB”) spent. The Group regularly prices certain of its products at a combination of price plus points, the combination of which is solely at the Group’s discretion. Points can only be redeemed in connection with a subsequent purchase and only to the extent the points earned in a current transaction are less than the number of points required to acquire the product(s) in such transaction. Such instances have represented a minor portion of the Group’s sales transactions for all periods presented. Further, the points have no defined monetary value which would permit a customer to obtain a calculated discount per point or any form of free product. The Group accrues a liability for the estimated value of the points earned and expected to be redeemed. As of December 31, 2011 and 2012, accrued liability for the Group’s customer loyalty program was $67,755 and nil respectively. The loyalty program was discontinued in the year of 2012.

(p)                          Expense classification

The following table illustrates the primary costs classified in each major expense category:

Cost of Goods Sold	Selling, General and Administrative Expenses
· Cost of merchandise sold;	· Payroll, bonus and benefit costs for retail and corporate associates;
· Merchandise inventory write-down and shortage; and	· Occupancy costs for retail, distribution center and corporate facilities;
· Customer shipping and handling costs.	· Sample development costs
· Advertising and marketing costs;
· Freight expenses associated with moving merchandise from the distribution center to the Company’s retail stores; and
· Legal, finance, information systems and other corporate overhead costs.

Purchasing, receiving and warehousing costs included in selling, general and administrative expenses were $8,792,801, $10,189,464 and $12,654,208 for the years ended December 31, 2010, 2011 and 2012, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

2.                               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)                          Advertising expenses

The Group expenses advertising costs as incurred. Total advertising expense was $23,987,328, $28,951,702 and $8,679,060 for the years ended December 31, 2010, 2011 and 2012, respectively.

(r)                            Store pre-opening costs

Non-capital expenditures, such as rent, advertising and payroll costs incurred prior to the opening of a new store are charged to expense in the period they are incurred. Such costs were immaterial for the years ended December 31, 2010, 2011 and 2012.

(s)                            Foreign currency translation

The functional currency of the Company, eMecoxLane and Clarence are the United States dollar (“US dollar”). The functional currency of all the other subsidiaries and the VIEs is the RMB. Foreign currency denominated monetary assets and liabilities have been translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies have been translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of Comprehensive Income (Loss).

The financial statements of the subsidiaries and the VIEs have been translated into US dollars for the purposes of consolidation. Assets and liabilities are translated into US dollar based on the rates of exchange existing on the balance sheet date. Equity accounts are translated at historical exchange rates. Their statements of operations are translated using a weighted average rate for the period. Translation adjustments have been reported as a separate component of other comprehensive income (loss).

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents denominated in RMB amounted to $39,230,288 and $11,461,853 at December 31, 2011 and 2012, respectively.

(t)                             Income taxes

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As part of the process of preparing financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements at each year-end and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable for the differences that are expected to affect taxable income. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities or the expected timing of their use when they do not relate to a specific asset or liability. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. For such position, the amount of tax benefit that the Company recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. The Company records interest and penalties as a component of income tax expense.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

2.                               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)                          Value added taxes

The Company’s PRC subsidiaries are subject to value added tax at a rate of 17% on proceeds received from customers, and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods that have generated the gross sales proceeds. The VAT balance is recorded either in other current liabilities or other current receivables on the face of the consolidated balance sheets.

(v)                           Comprehensive income (loss)

Comprehensive income includes all changes in equity from transactions and other events and circumstances from non-owner sources. Comprehensive income includes net income and foreign currency translation adjustments. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income, which was adopted by the Company on January 1, 2012.

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
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)                          Fair value of financial instruments (Continued)

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The Group did not have any material financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2011 and 2012. The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, short-term investments, other receivables, accounts payable and other payables are recorded at cost which approximates their fair value due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.

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

(aa)                   Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

Prior to October 2010, the Company’s Series B, C and D convertible non-redeemable preference shares contained provisions that did not permit payment of dividends to ordinary shareholders without first paying an undefined dividend to the preferred shareholders. The Group has computed basic earnings per share using the two-class method assuming (i) the preference shares are participating securities and (ii) the preferred shareholders would require a dividend that is at least equal to what they would receive on an as-if converted basis. Diluted earnings per share are computed using the more dilutive of the two-class method or the if-converted method. Upon the consummation of the Company’s initial public offering on October 26, 2010, each of the Series B, Series C and Series D preference shares was automatically converted into ordinary shares. The two-class method of computing earnings per share ceased to apply on the conversion date.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ab) Recently issued accounting standards

In December 2011, the FASB has issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income. Under the guidance, an entity is required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In March 2013, the FASB issued an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an Investment in a foreign entity. Under the guidance, the cumulative translation adjustment should be released into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment which is a foreign entity. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

3.                       SHORT-TERM INVESTMENT

The Company held two structured time deposits, categorized as held-to-maturity short-term investments on both December 31, 2011 and 2012. The two deposits held at December 31, 2012 will mature on January 17 and June 28, 2013 respectively. The interest rates on the deposits were fixed at 4.95% and 5.10%, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

4.                       PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2011	2012
	$	$
Leasehold improvements	10,701,079	7,597,453
Office equipment	5,119,176	4,340,295
Furniture	3,865,365	6,219,825
Vehicles	627,319	628,856
Buildings	—	37,728,128
Construction in progress	34,645,798	551,552
	54,958,737	57,066,109
Less: accumulated depreciation	(11,722,144)	(10,538,052)
	43,236,593	46,528,057

Depreciation expense was $4,119,877, $3,860,658 and $3,568,804 for the years ended December 31, 2010, 2011 and 2012, respectively.

The Group’s logistic center and warehouse in Wujiang, Jiangsu Province has completed construction and was put into use in 2012. The Group is currently in the process of obtaining title certificate of the relevant building.

The Group suffered a continuous loss for the two years ended December 31, 2012, as the result of the increasingly fierce competition in B2C industry. The Group believes the continuing loss and the change in the business environment are indicators of possible impairment in its long-lived assets and therefore performed an impairment analysis for each of its individual asset groups as of December 31, 2012. As a result of the impairment test, the Group recognized an impairment charge on its property and equipment of $1,194,353 and on its software of $111,274 related to its Internet Platform asset group, after consideration of the Company’s plan to dispose certain IT equipment related to the change in control of the M18.com website from Mecox Lane to the Company’s joint venture, effective on January 1, 2013 (See Note 17). The long-lived assets were written down to their fair value, which was calculated as the expected proceeds from disposal based on expected scrape value. The impairment is recorded in the Internet Platform segment.

In addition, the Company recorded an impairment charge on its leasehold improvements of $81,870 and $379,041 for the year ended December 31, 2011 and 2012, respectively, after consideration of the closing plan of each directly operated stores based on forecasted financial performance of each store. Such impairment has been recorded in the directly operated store segment. The Company utilized the income approach valuation method (level 3). The carrying amount of leasehold improvements were written down to zero due to negative undiscounted cash flow forecasted for respective store.

5.                       INTANGIBLE ASSETS, NET

	As of December 31,
	2011	2012
	$	$
Trademarks	25,000	25,000
Software	3,371,959	3,706,155
Less: accumulated amortization	(1,946,739)	(2,467,511)
	1,450,220	1,263,644

Amortization expense was $348,650, $477,043 and $520,772 for the years ended December 31, 2010, 2011 and 2012, respectively. The estimated amortization expense is $505,600, $425,190, $265,985, $148,510 and $29,789 for the years ending December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

For the year ended December 31, 2012, the Group recognized an impairment charge on its software of $111,274 as discussed in Note 4 above.

6.                       ACCRUED EXPENSES

	As of December 31,
	2011	2012
	$	$
Accrued advertising expense	2,645,007	431,383
Accrued shipping and handling costs	2,117,878	1,241,376
Accrued payroll	2,496,547	2,557,692
Others	1,466,306	922,605
	8,725,738	5,153,056

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

In April 2006, a restructuring occurred wherein the Preferred Shareholders received 150,000,000 ordinary shares in exchange for a $15 million reduction in the aggregate liquidation preference. As a result, the Preference Shares had a liquidation preference equivalent to approximately 62.8% of their initial purchase price. Further, the conversion price was reduced for the Series B, Series C, Series C-1 and Series D shares to $0.30, $0.17, $0.46 and $0.55, respectively.

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

8.                       REDEEMABLE NONCONTROLLING INTEREST

The noncontrolling interests in Rampage Cayman contain contingent put options that give the holder the right to redeem the noncontrolling interests upon the occurrence of future events, such as a change of control in the Group, the Group’s successful initial public offering and certain performance targets for which the redemption amount is determined at the time of exercise of the put options based on the Group’s net income for the most recent fiscal year. Upon the Group’s initial public offering, the holder signed an agreement not to exercise the put option until at least October 26, 2011. The Group has accreted changes in the redemption value of the noncontrolling interest over the period from initial public offering date to the earliest redemption date using interest method. As of December 31, 2011 and 2012, the redemption value of the redeemable noncontrolling interests was nil and nil, respectively because the Group and Rampage Cayman suffered losses in 2011 and 2012, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

9.                       SHARE-BASED COMPENSATION

2006 Stock Option Plan

In December 2006, the Board of Directors of the Group approved the 2006 Incentive Stock Option Plan (the “2006 Plan”). Options under the 2006 Plan may be granted for periods of up to ten years and at prices as determined by the Board of Directors. The vesting period of the options vary from nil to four years from the date of grant. The Board of Directors authorized a total of 63,456,083 ordinary shares for issuance under the 2006 Plan. As of December 31, 2012, no options to purchase ordinary shares were available for future grant, and options to purchase 19,240,253 ordinary shares were outstanding.

2008 Stock Option Plan

In January 2008, the Board of Directors of the Group approved the 2008 Stock Option Plan (the “2008 Plan”). Options under the 2008 Plan may be granted for periods of up to ten years and at prices as determined by the Board of Directors. The Board of directors authorized a total of 57,370,401 of ordinary shares for issuance under the 2008 Plan. As of December 31, 2012, no options to purchase ordinary shares were available for future grant, and options to purchase 45,020,386 ordinary shares were outstanding.

2011 Share Incentive Plan

In October 2010, the Board of Directors of the Group approved the 2011 Share Incentive Plan (the “2011 Plan”), under which a maximum of 25,358,047 awards may be issued in the form of restricted shares, options, or share appreciation rights. As of December 31, 2012, 10,207,704 restricted shares and 8,486,655 share options had been granted and outstanding under the 2011 Plan.

2012 Share Incentive Plan

In May 2012, the Board of Directors of the Group approved the 2012 Share Incentive Plan (the “2012 Plan”), under which a maximum of 26,155,837 awards may be issued in the form of restricted shares, options, or share appreciation rights. As of December 31, 2012, no restricted shares, options or share appreciation rights had been granted under the 2012 Plan.

Option modification

In December 2011, the Board of Directors approved an option modification to reduce the exercise price of 76,110,625 options to the then fair market value of the Company’s ordinary shares underlying such options. All other terms of the share options granted under the 2006 and 2008 stock option plan remain unchanged. In addition to the exercise price reduction, the modified options granted under the 2011 Plan contain performance conditions which may accelerate vesting if the Company’s Non-GAAP net income, as defined, reaches certain targets. The modification resulted in incremental compensation cost of $1,955,559, of which $1,482,470 and $194,146 was recorded during the year ended December 31, 2011 and 2012. The remaining $278,943 will be amortized over the remaining vesting period of the modified options, ranging from 2013 and 2014.

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

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

9.                       SHARE-BASED COMPENSATION (Continued)

	2010	2011

Average risk-free rate of return	2.68%	2.16% – 2.27%
Expected term	5.88 years	5.88 years
Volatility rate	59.05%	56.33% - 56.37%
Expected dividend yield	—	—

There were no options granted for the year ended December 31, 2012.

A summary of the stock option activity is as follows:

	Shares	Weighted- average exercise price	Weighted- average remaining contractual life	Aggregate intrinsic value

Options outstanding at January 1, 2012	76,510,625	$0.16
Forfeited	(3,705,014)	$0.16
Exercised	(58,317)	$0.16
Options outstanding at December 31, 2012	72,747,294	$0.16	6.0	—
Options vested or expected to vest	72,339,639	$0.16	6.0	—
Options exercisable	68,206,188	$0.16	5.9	—

The weighted average grant date fair value of options granted during the years ended December 31, 2010 and 2011 was $1.00 and $0.34, respectively. There were no options granted during the year ended December 31, 2012.

As of December 31, 2012, there was $1,536,456 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a weighted-average period of 1.3 years.

The total intrinsic value of options exercised for the years ended December 31, 2010, 2011 and 2012 was $3,517,730, $nil and $1,370, respectively.

Restricted shares

On October 4, 2011, the Company granted 11,678,047 restricted shares to employees under the 2011 Share Incentive Plan. The restricted shares have a vesting period of three years with the first one-third vesting on the first anniversary from grant date and the remaining two-thirds vesting ratably over eight quarters. Vesting may be accelerated if the Company’s Non-GAAP net income, as defined, reaches certain targets for 2012 or 2013. The Group does not believe vesting under the performance condition is probable and has recognized compensation expense over the three year vesting period. The grant date fair value of the restricted shares was $2,012,795. The fair value of restricted shares granted and vested during the year ended December 2011 was $0.18. As of December 31, 2012, there was $1,050,538 in unrecognized compensation cost related to unvested restricted shares which is expected to be recognized over a weighted average vesting period of 1.8 years. There was no grant of restricted shares during the year ended December 31, 2012, and there were 1,470,343 restricted shares forfeited during the year ended December 31, 2012.

For the years ended December 31, 2010, 2011 and 2012, the Group recorded share-based compensation expense of $3,345,896, $4,353,607 and $2,119,171, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

10.                        EMPLOYEE RETIREMENT BENEFIT

Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits was $4,940,106, $6,099,964 and $5,906,969  for the years ended December 31, 2010, 2011 and 2012, respectively.

11.                               DISTRIBUTION OF PROFIT

Pursuant to laws applicable to entities incorporated in the PRC, the PRC subsidiaries are prohibited from distributing their statutory capital and are required to appropriate from PRC GAAP profit after tax to other non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. The general reserve fund requires annual appropriation at 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the appropriation reaches 50% of statutory capital; the appropriation to the other fund are at the discretion of the subsidiaries. If the subsidiaries have cumulative losses, the general reserve is not required until the PRC subsidiaries have made up the losses. As of December 31, 2011 and 2012, majority of the Company’s PRC subsidiaries have reserve funds less than 50% of their statutory capital as they have incurred cumulative losses from earlier periods.

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

Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. The Company’s PRC subsidiaries had total statutory capital of $84,350,236 and $83,986,443 at December 31, 2011 and 2012, respectively. The balance of the general reserve fund at December 31, 2011 and 2012 was $967,886 and $931,739, respectively, and total after-tax profits appropriated for the statutory reserve were $365 and nil, for the years ended December 31, 2011 and 2012, respectively. For the years ended December 31, 2012, the closure of one of the subsidiaries of Mecox Lane Shopping caused a statutory reserve decrease by $36,147.  The total restricted amount was $85,318,122 and $84,918,182 at December 31, 2011 and 2012, respectively.

12.                               INCOME TAX EXPENSE

Income tax expense is comprised of:

	2010	2011	2012
	$	$	$
Current tax	2,196,635	323,911	—
Deferred tax	(1,238,987)	2,619,858	323,911
	957,648	2,943,769	323,911

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
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized benefits associated with the tax positions. At December 31, 2011 and 2012, the amount of gross unrecognized tax benefits was nil. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 ($15,100) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2007 through 2012 on non-transfer pricing matters, and from 2002 through 2012 on transfer pricing matters.

The following table sets forth the effects of the tax holidays granted to Mai Wang Information for the periods presented:

	2010	2011	2012
Tax holiday effect	$117,505	$—	$—
Net income per share effect—basic	$—	$—	$—
Net income per share effect—diluted	$—	$—	$—

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

12.                        INCOME TAX EXPENSE (Continued)

PRC (Continued)

The principal components of deferred tax assets are as follows:

	As of December 31,
	2011	2012
	$	$

Deferred tax assets:
Inventory write-downs	2,120,999	2,928,696
Accrued expenses	2,043,433	1,099,149
Others	5,873	132,089
Total current deferred tax assets	4,170,305	4,159,934
Less: valuation allowance	(3,846,394)	(4,159,934)
Net current deferred tax assets	323,911	—

Net operating loss carryforwards	6,714,089	10,946,227
Impairment for long-lived assets	20,990	403,377
Total non-current deferred tax assets	6,735,079	11,349,604
Less: valuation allowance	(6,735,079)	(11,349,604)
Net non-current deferred tax assets	—	—
Total deferred tax assets	323,911	—

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. The Group has considered the following possible sources of taxable income when assessing the realization of deferred tax assets:

·              Tax planning strategies;

·              Future reversals of existing taxable temporary differences;

·              Further taxable income exclusive of reversing temporary differences and carryforwards;

As of December 31, 2012, the Company’s PRC subsidiaries had net operating loss carry forwards of $10,946,227, of which nil, nil, nil, $809,871, $5,823,945, and $4,312,411will expire in 2013, 2014, 2015, 2016, 2017 and 2018, respectively. We have provided a full valuation allowance against the deferred tax assets as it is not more likely than not that the net operating losses can be utilized before expiration. As a result, the Group has recognized valuation allowance of $10,581,473 and $15,509,538 as of December 31, 2011 and 2012, respectively. The increase of valuation allowance is mainly attributable to the increase of net operating loss carry forwards of $4,232,138, which are more likely than not to be utilized before expiration.

Reconciliation between the income tax expense computed by applying the PRC statutory corporate income tax rate to income before income taxes and the actual income tax expense is as follows:

	2010	2011	2012
PRC corporate income tax	25.0%	25.0%	25%
Expense not deductible for tax purposes	0.3%	0.8%	(0.8)%
Effect of change in valuation allowance	2.6%	(34.5)%	(22.2)%
Effect of difference in reversal rate	(2.8)%	0.0%	0.0%
Effect of reduced tax rate	(15.5)%	0.0%	0.0%
Effect of different tax rate of group entities in other jurisdiction	10.0%	(2.7)%	(4.5)%
Effect of prior year true-up	(1.9)%	1.7%	1.0%
	17.7%	(9.7)%	(1.5)%

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

13.                        EARNINGS (LOSS) PER SHARE

Basic and diluted net income (loss) attributable to the Company’s preferred and ordinary shareholders per share have been calculated for the years ended December 31, 2010, 2011 and 2012 as follows:

	2010	2011	2012

Numerator:
Net income (loss) allocated to ordinary shareholders—basic	$2,499,326	$(33,223,661)	$(22,432,150)
Net income allocated to preferred shareholders	$1,931,283	$—	$—
Net income (loss) available to Mecox Lane Limited shareholders—diluted	$4,430,609	$(33,223,661)	$(22,432,150)

Denominator:
Weighted average ordinary shares—basic	242,026,404	405,192,243	404,247,016
—weighted average preference shares	101,206,727	—	—
—dilutive effect of share options	53,640,033	—	—
Weighted average ordinary shares—diluted	396,873,164	405,192,243	404,247,016

Basic earnings (loss) per ordinary share	$0.01	$(0.08)	$(0.06)
Diluted earnings (loss) per ordinary share	$0.01	$(0.08)	$(0.06)

For the year ended December 31, 2010, the Group had 1,000,000 share options, which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

For the years ended December 31, 2011 and 2012, the Group had 76,510,625 and 72,747,294 share options, and 11,678,047 and 10,207,704 restricted shares, respectively, which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive.

14.                        SEGMENT REPORTING

The Group’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results of these four segments to make decisions about allocating resources and assessing performance for the entire Group. Prior to 2011, the Group had three major product distribution channels, “online platform,” “directly operated stores” and “franchised stores,” which constituted three operating segments. Since 2011, the online platform has been divided into two segments, internet platform and call center, due to the substantial growth in internet platform channels in 2011. Prior period information has been recast to be consistent with the current segment reporting structure. The Group does not allocate expenses below segment gross profit since these three channels share the same executive team, logistics center, occupancy expenses, marketing department, information technology infrastructures, human resources and finance department.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

14.   SEGMENT REPORTING (Continued)

Net revenues, cost of goods sold and gross profit attributable to the different segments are as follows:

	Internet platform	Call center	Directly operated stores	Franchised Stores	Total
	$	$	$	$	$

2010
Revenues	108,156,892	70,611,666	30,709,926	18,062,814	227,541,298
Cost of goods sold (excluding depreciation and amortization)	71,443,588	35,945,408	13,521,818	11,730,807	132,641,621
Gross Profit	36,713,304	34,666,258	17,188,108	6,332,007	94,899,677
Selling, general and administrative expenses					86,244,899
Depreciation and amortization					4,468,527
Other operating income, net					(774,986)
Income from operations					4,961,237
Interest income					440,875
Income before income taxes and noncontrolling interests					5,402,112

2011
Revenues	118,502,166	52,783,982	25,770,146	20,837,544	217,893,838
Cost of goods sold (excluding depreciation and amortization)	92,686,952	24,399,891	12,914,304	14,737,394	144,738,541
Gross Profit	25,815,214	28,384,091	12,855,842	6,100,150	73,155,297
Selling, general and administrative expenses					104,534,226
Depreciation and amortization					4,411,298
Other operating income, net					(932,748)
Loss from operations					(34,857,479)
Interest income					2,231,462
Other income, net					2,307,270
Loss before income taxes and noncontrolling interests					(30,318,747)

2012
Revenues	71,830,359	47,966,846	17,343,134	14,675,718	151,816,057
Cost of goods sold (excluding depreciation and amortization)	57,679,033	19,155,224	9,894,793	10,737,821	97,466,871
Gross Profit	14,151,326	28,811,622	7,448,341	3,937,897	54,349,186
Selling, general and administrative expenses					76,309,520
Depreciation and amortization					4,216,962
Other operating income, net					(1,805,346)
Loss from operations					(24,371,950)
Interest income					2,143,396
Other income, net					120,315
Loss before income taxes and noncontrolling interests					(22,108,239)

(1)   Segment cost of goods sold and gross profit reviewed by the chief operating decision maker excludes depreciation and amortization.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

14.   SEGMENT REPORTING (Continued)

The Group’s net revenues are all generated from customers in the PRC. Accordingly, no geographical segments are presented. Net revenues by each group of similar products are as follows:

	For the years ended December 31,
	2010	2011	2012
	$	$	$
Apparel and accessories	167,726,656	156,299,108	96,896,947
Home products	25,523,853	20,636,356	10,315,617
Healthcare products	33,818,003	40,607,636	44,352,636
Others	472,786	350,738	250,857
Total net revenues	227,541,298	217,893,838	151,816,057

The Group’s revenues and cost of goods sold related to its sales to franchisees are as follows:

	For the years ended December 31,
	2010	2011	2012
	$	$	$
Revenue	18,062,814	20,837,544	14,675,718
Cost of goods sold (excluding depreciation and amortization)	11,730,807	14,737,394	10,737,821
Gross profit	6,332,007	6,100,150	3,937,897

The Group operates in PRC and substantially all of the Group’s long-lived assets are located in the PRC.

The assets of the Company support the operations of multiple segments and therefore could not be clearly allocated to a respective segment. As a result, the CODM does not review assets by segment when making decisions regarding resource allocation and performance assessment for the entire Group.

15.   RELATED PARTY TRANSACTIONS

For the years ended December 31, 2010, 2011 and 2012, the Group recorded advertising expense of  $288,836, $nil and $nil, respectively, for services received from Allyes Information Technology Ltd. (“Allyes”), an affiliate of which Neil Shen, the Group’s chairman of the board is a director. Allyes is no longer an affiliate of Mr. Shen after Mr. Shen ceased to be a director of it in August 2010. The amount due to Allyes was $nil and $nil as of December 31, 2011 and 2012, respectively.

For the years ended December 31, 2010, 2011 and 2012, the Group recorded advertising expense of $nil, $nil and $2,524,824, respectively, for services received from Qihoo 360 Technology Co, Ltd. (“Qihoo”), an affiliate of which Neil Shen, the Group’s chairman of the board is a director. The amount due to Qihoo was $nil and $nil as of December 31, 2011 and 2012, respectively.

For the year ended December 31, 2010, 2011 and 2012, the Group recorded revenue of $nil, $356,090 and $2,818,196 to VIPShop Holdings Limited (“VIPShop”), with which the Group shares the same major shareholder. The amount due from VIPShop was $356,090 as of December 31, 2011. The receivables from VIPShop are due 5 days after the issuance of invoices by the Group. The Group issues invoices when each consignment is concluded. The amount due to VIPShop was $547,478 as of December 31, 2012, which represents advanced payments from VIPShop.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

16.   COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group has operating lease agreements for directly operated stores, warehouses and offices. Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2012 are as follows:

Years ending:	$
2013	4,202,717
2014	1,833,078
2015	620,570
2016	200,114
2017 and after	216,361
7,072,840

The Group is obligated to pay additional rentals that are contingent on the sales of certain of its retail stores. Such rentals are expensed as incurred and have not been included above as such amounts cannot be determined until the contingencies have been resolved. Rental expenses were $10,137,032, $11,097,836 and $10,330,829 for the years ended December 31, 2010, 2011 and 2012, respectively, of which $1,224,443, $924,349 and $837,856 were contingent rentals, respectively.

Capital commitment

As of December 31, 2012, the Group had contracted for capital expenditures of $4,176,889. Such amounts are expected to be incurred during the year ending December 31, 2013.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on its business or financial condition.

The Group is the defendant in two purported class action complaint filed by individual shareholders in the United States alleging violations by the Group and certain of its officers and directors of the U.S. Securities Act of 1933 in connection with the Company’s initial public offering in October 2010. The lead plaintiff counsel filed a consolidated amended class action complaint on May 31, 2011. The Group moved to dismiss the amended complaint, and oral argument on the motion was held on January 18, 2012.

On March 1, 2012, Judge Robert W. Sweet of the United States District Court for the Southern District of New York dismissed without prejudice the plaintiff’s claims. On April 5, 2012, plaintiffs filed a notice of appeal with United States Court of Appeals for the Second Circuit.

On November 29, 2012, the United States Court of Appeals for the Second Circuit affirmed the judgment of the United States District Court for the Southern District of New York dismissing the plaintiff’s claim under Section 11 of the Securities Act and derivative claims under Section 15 of the Securities Act. Plaintiff did not seek an en banc review of the decision, and failed to file a petition to the United States Supreme Court to review the decision before the expiration of the deadline. Therefore, the Group believes a loss is remote and therefore did not accrue any contingent liability as of December 31, 2012.

17.   SUBSEQUENT EVENTS

In November 2012, the Group entered into a subscription and contribution agreement with Giosis Pte. Ltd (“Giosis”) to form a joint venture, Giosis Mecoxlane Ltd. (“Giosis Mecoxlane”), to operate an online marketplace in China on the M18.com website. The capital contributions by Giosis and the Company to Giosis Mecoxlane were $15 million and $5 million in cash, respectively. The Company recorded this capital contribution in advances to suppliers and prepaid expenses as of December 31, 2012. The Group also contributed certain non-cash assets, including the domain name of M18.com and certain trademarks and intangible assets. Giosis holds 60% and the Company holds 40% of the outstanding equity interests of Giosis Mecoxlane. The transaction was approved by the extraordinary general meeting on December 19, 2012. Since January 1, 2013, Giosis Mecoxlane operates and manages the M18.com website which was transformed to be an open marketplace platform to attract a number of competing and independent sellers and brands. The Group will account for its investment in Giosis Mecoxlane under the equity method.

On January 30, 2013, the Board of Directors of the Group approved a share option exchange program that offered certain eligible directors and employees the right to exchange unexercised vested outstanding share options to purchase its ordinary shares granted under the 2008 and 2010 Share Incentive Plans for its restricted shares at certain applicable ratio. These replacement restricted shares are subject to a vesting schedule of one hundred percent (100%) being vested on a pro-rata basis at the calendar quarter-end of each of the four (4) quarters after the grant date. As of February 28, 2013, a total of 36 directors and employees tendered options to purchase an aggregate of 47,850,654 ordinary shares in exchange for an aggregate of 43,745,154 restricted shares. The Company is currently in the process of calculating the impact due to such modification. .

On February 1, 2013, the Company effected a change of the ADS to ordinary share ratio from one ADS representing seven ordinary shares to one ADS representing thirty-five ordinary shares. The ratio change has the same effect as a one-for-five ADS consolidation. The ADS numbers in these consolidated financial statements have been retrospectively adjusted to reflect the ratio change.

Additional Information—Financial Statement Schedule 1

MECOX LANE LIMITED

These financial statements have been prepared in conformity with accounting principles generally accepted in the

United States of America

Financial Information of Parent Company

BALANCE SHEETS

(In U.S. Dollars except share data)

	December 31,
	2011	2012
	$	$
Assets
Current asset:
Cash and cash equivalents	2,096,837	1,493,563
Advances to suppliers and prepaid expenses		5,000,000
Total current assets	2,096,837	6,493,563
Investments in subsidiaries and affiliates	109,067,623	84,080,181
Total assets	111,164,460	90,573,744

Liabilities and equity
Current liabilities:
Accrued expenses and other current liabilities	563,403	757,305

Equity
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 405,192,227 and 408,727,673 shares issued, and 405,192,227 and 403,790,426 shares outstanding as of December 31, 2011 and 2012, respectively)	40,519	40,873
Additional paid-in capital	163,806,117	165,934,265
Treasury Stock	—	(572,168)
Accumulated deficit	(59,447,134)	(81,879,287)
Accumulated other comprehensive income	6,201,555	6,292,756
Total equity	110,601,057	89,816,439
Total liabilities and equity	111,164,460	90,573,744

Financial Information of Parent Company

STATEMENTS OF Comprehensive Income (loss)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. Dollars)

	2010	2011	2012
	$	$	$
Operating income:
Royalty income from affiliates	4,745,895	—	—
General and administrative expense	(6,596,081)	(6,607,185)	(4,064,063)
Operating loss	(1,850,186)	(6,607,185)	(4,064,063)
Interest income	110,383	1,075,624	2,007
Other income, net	—	2,308,508	121,342

Equity in earnings (losses) of equity method investees	6,170,412	(30,000,608)	(18,491,436)
Net income (loss)	4,430,609	(33,223,661)	(22,432,150)

Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	942,264	3,909,408	91,198
Comprehensive income (loss)	5,372,873	(29,314,253)	(22,340,952)

Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. Dollars)

	2010	2011	2012
	$	$	$
Cash flows from operating activities:
Net income (loss)	4,430,609	(33,223,661)	(22,432,150)
Adjustments to reconcile net income to net cash provided (used in) by operating activities:
Share-based compensation	3,345,896	4,353,607	2,119,171
Equity in earnings (losses) of subsidiaries	(6,170,412)	30,000,608	18,491,436
Changes in operating assets and liabilities:
Amount due from subsidiaries and affiliates	3,639,423	383,536	—
Other receivables	(101,933)	101,933	—
Accrued expenses and other current liabilities	(128,751)	472,478	193,901
Net cash provided (used in) by operating activities	5,014,832	2,088,501	(1,627,642)

Cash flows from investing activities:
Investing in Joint Venture	—	—	(5,000,000)
Investment in subsidiaries and affiliates	(36,893,157)	(71,009,352)	6,596,536
Net cash (used in) provided by investing activities	(36,893,157)	(71,009,352)	1,596,536

Cash flows from financing activities
Gross proceeds from issuance of ordinary shares from initial public offering	105,229,853	—	—
Offering expense incurred/(refund)	(3,096,180)	15,418	—
Repurchase of fraction shares during ADS conversion	—	(5)	—
Collection of note receivable from option exercise	556,988	—	—
Repurchase of treasury stock	—	—	(572,168)
Net cash provided by (used in) financing activities	102,690,661	15,413	(572,168)
Net increase (decrease) in cash and cash equivalents	70,812,336	(68,905,438)	(603,274)
Cash and cash equivalents at beginning of year	189,939	71,002,275	2,096,837
Cash and cash equivalents at end of year	71,002,275	2,096,837	1,493,563

Non-cash financing activities:

Deferred initial public offering cost	(493,271)	—	—

NOTE TO SCHEDULE 1

1)                Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) (3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2012, $84,918,182 was not available for distribution and, as such, the condensed financial information of the Company has been presented for the period ended December 31, 2012.

2)                Royalty income from affiliates represents fees from equity method investees which are eliminated in the Group’s consolidated financial statements.