Form 20-F
period 2013-12-31
Mecox Lane Ltd
filed 2014-04-11
CIK 1501775

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Guisheng Liu Acting Chief Financial Officer 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road Shanghai 200233, People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing thirty-five ordinary shares, par value $0.0001 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

439,876,976 ordinary shares, par value $0.0001 per share, as of December 31, 2013.

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

i

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

•                  “ADSs” refers to our American depositary shares, each of which represents 35 ordinary shares. On February 1, 2013, we effected a change of the ADS to ordinary shares ratio from one ADS representing seven ordinary shares to one ADS representing 35 ordinary shares. The ratio change has the same effect as a one-for-five ADS consolidation;

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

•                   since 2011, online platform has been divided into two segments, E-commerce (formerly known as Internet platform) and call center, and the corresponding operating data and financial results for the periods presented in this annual report have been retroactively presented in two parts. See “Note 15—Segment Reporting” to our consolidated financial statements; and

•                   In January 2013, the M18.com website was transferred to and operated by Giosis Mecoxlane Ltd, or Giosis Mecoxlane, a joint venture in which we own 40.0% of the outstanding equity interests. The M18.com website was subsequently re-launched by Giosis Mecoxlane as a brand-neutral and open marketplace platform to attract a number of competing and independent sellers and brands while our branded merchandise has also been offered on other third-party e-commerce websites in China.

Our financial statements are expressed in the U.S. dollar, our reporting and functional currency. However, a majority of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in Renminbi, the legal currency of China. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our consolidated financial statements, all translations from Renminbi to U.S. dollars were made at the noon buying rate in effect on December 31, 2013 as set forth in the H.10 Statistical Release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.0537 to $1.00, the noon buying rate in effect as of December 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On the latest practicable date, the noon buying rate was RMB6.2118 to $1.00.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive loss for the years ended December 31, 2011, 2012 and 2013, and consolidated balance sheet as of December 31, 2012 and 2013.

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

On January 29, 2014, certain existing shareholders of our Company entered into a definitive share purchase agreement with Cnshangquan E-Commerce Co., Ltd. or Cnshangquan, pursuant to which Cnshangquan agreed to purchase 290,564,842 ordinary shares of the Company from certain existing shareholders, representing approximately 63.7% of the issued and outstanding ordinary shares of the Company as of December 31, 2013, for a total cash consideration of approximately US$39.0 million. Such transactions are expected to close in the second quarter of 2014, subject to the satisfaction of customary closing conditions including certain PRC government approvals, and would result in a change in control of the Company upon consummation.

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

•                                               trends and competition in the e-commerce and apparel and accessories markets;

•                                               competition from other retailers of apparel and accessories in China; and

•                                               fluctuation in general economic and business conditions in China.

This annual report also contains data related to the e-commerce and apparel and accessories markets in China, which include projections based on a number of assumptions. The e-commerce and apparel and accessories markets in China may not grow at the rates projected by the market data, or at all. The failure of the markets to grow at projected rates may materially adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of these markets in China subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

PART I

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                                                KEY INFORMATION

A .                                 Selected Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and the related notes, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects.”. Our selected consolidated comprehensive income data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements that are not included in this annual report. We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results we expect to achieve in any future period.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Comprehensive Income (Loss) Data
Net revenues:
E-commerce	51,525	108,157	118,502	71,830	22,047
Call center	77,837	70,611	52,784	47,967	43,671
Directly operated stores	37,388	30,710	25,770	17,343	14,240
Franchised stores	10,939	18,063	20,838	14,676	7,465
Total net revenues	177,689	227,541	217,894	151,816	87,423
Cost of goods sold (excluding depreciation and amortization)
E-commerce	32,136	71,444	92,688	57,679	17,765
Call center	42,354	35,945	24,400	19,155	18,788
Directly operated stores	16,055	13,522	12,914	9,895	10,102
Franchised stores	6,512	11,731	14,737	10,738	6,038
Total cost of goods sold (excluding depreciation and amortization)	97,057	132,642	144,739	97,467	52,693
Operating expenses:
Selling, general and administrative expenses	68,505	86,245	104,534	76,309	58,780
Depreciation and amortization	3,598	4,468	4,411	4,217	5,227
Other operating income, net	(254)	(775)	(933)	(1,805)	(6,484)
Total operating expenses	71,849	89,938	108,012	78,721	57,523

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of $, except share, per share and per ADS data)
Income (loss) from operations	8,783	4,961	(34,857)	(24,372)	(22,793)
Interest expense	—	—	—	—	(342)
Interest income	351	441	2,231	2,144	977
Other income, net	—	—	2,307	120	1,039
Income (loss) before income tax, equity in an affiliate and noncontrolling interests	9,134	5,402	(30,319)	(22,108)	(21,119)
Income tax expense	1,922	958	2,944	324	—
Loss from equity in an affiliate	—	—	—	—	(5,491)
Net income (loss)	7,212	4,444	(33,263)	(22,432)	(26,610)
Accretion of interest to non-controlling interests	—	—	257	20	103
Net income (loss) attributable to non-controlling interests	—	14	(296)	(20)	(103)
Net income (loss) attributable to Mecox Lane Limited shareholders	7,212	4,430	(33,224)	(22,432)	(26,610)

Earnings (loss) per ordinary share:
Basic	$0.02	$0.01	$(0.08)	$(0.06)	$(0.06)
Diluted	$0.02	$0.01	$(0.08)	$(0.06)	$(0.06)
Earnings (loss) per ADS(1):
Basic	$0.79	$0.36	$(2.87)	$(1.94)	$(2.23)
Diluted	$0.78	$0.30	$(2.87)	$(1.94)	$(2.23)
Weighted average ordinary shares used in per share calculation:
Basic	205,381,732	242,026,404	405,192,243	404,247,016	418,347,060
Diluted	332,293,300	396,873,164	405,192,243	404,247,016	418,347,060
Weighted average ADS(1) used in per share calculation:
Basic	5,868,049	6,915,040	11,576,921	11,549,914	11,952,773
Diluted	9,494,094	11,339,233	11,576,921	11,549,914	11,952,773
Other Financial Data:
Adjusted net income (loss) (2)	9,853	7,790	(28,909)	(20,313)	(22,434)

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

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of $)
Net income (loss)	7,212	4,444	(33,263)	(22,432)	(26,610)
Add back: share-based compensation expenses	2,641	3,346	4,354	2,119	4,176
Adjusted net income (loss)	9,853	7,790	(28,909)	(20,313)	(22,434)

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	18,758	86,012	40,098	13,291	15,736
Total assets	63,068	177,944	155,505	128,390	102,650
Total liabilities	37,756	42,259	44,804	38,474	34,461
Ordinary shares	21	41	41	41	44
Additional paid-in capital	29,116	159,437	163,806	165,934	168,834
Treasury stock (at cost)	—	—	—	(572)	—
Accumulated deficit	(30,654)	(26,223)	(59,447)	(82,811)	(109,433)
Total equity (deficit)	(67)	135,646	110,701	89,916	68,189
Total liabilities and equity	63,068	177,944	155,505	128,390	102,650

Exchange Rate Information

Our financial statements are expressed in the U.S. dollar, our reporting and functional currency. However, a majority of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in Renminbi, the legal currency of China. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our consolidated financial statements, all translations from Renminbi to U.S. dollars were made at the noon buying rate in effect on December 31, 2013 as set forth in the H.10 Statistical Release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.0537 to $1.00, the noon buying rate in effect as of December 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On the latest practicable date, the noon buying rate was RMB6.2118 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6017	6.2939
2012	6.2301	6.3088	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2013
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 4, 2013)	6.2118	6.2085	6.2118	6.2054

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

B.                                    Capitalization and Indebtedness

Not Applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                    Risk Factors

Risks Related to Our Business

We have a limited operating history and we have incurred net losses in certain prior periods and may continue to incur losses in the future

In 2013, we incurred net loss of $26.6 million, compared to net losses of $33.3 million and $22.4 million in 2011 and 2012, respectively. We cannot assure you that we will not continue to incur net losses in the future or that there will not be declines in our revenues in future periods. Our business and operating results are affected by general factors affecting retail market in China, including China’s overall economic growth, levels of per capita disposable income, the growth in consumer spending and retail industry, and the expansion of Internet penetration and e-commerce in China. Unfavorable changes in any of these general factors could affect the demand for products we sell and could materially and adversely affect our results of operations. Our operating results were directly affected by certain company specific factors, including our revenue mix by segments, competitiveness of our branded products, intensified competition in e-commerce market in China, effectiveness of our marketing activities and our ability to control our costs and operating expenses. We may not be able to achieve or sustain profitability on a quarterly or annual basis.

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

Our success principally depends upon our ability to gauge the fashion tastes of our customers and to provide merchandise that satisfies customer demand in a timely manner. The affected apparel and accessories retail business fluctuates according to changes in customer preferences dictated, in part, by fashion and season. The demand for beauty and healthcare products and other products that we offer also fluctuates according to changes in customer preferences and market trends. Some of our past products have not been well received by our customer base. To the extent we misjudge the market for our merchandise or the products suitable for the Chinese market, our sales will be adversely affected and the markdowns required to move the resulting excess inventory will adversely affect our operating results.

We operate in a highly competitive industry and our business depends on consumer spending patterns. If we cannot compete successfully or our customers reduce their spending on our products, we may lose our market share and our revenues could decline.

From our inception, we have primarily focused on the sale of apparel and accessories to young urban female customers and historically substantial amount of revenues have been derived from selling apparel and accessories, which accounted for 71.7%, 63.8% and 49.9% of our revenues in 2011, 2012 and 2013, respectively. In 2013, we derived 49.9% of our revenues from selling health and beauty products, representing a majority of our revenues for the first time since our inception, due to decrease in our revenues generated from selling apparel and accessories as a result of the transfer of the M18.com website from us to Giosis Mecoxlane. The market for apparel and accessories is highly competitive in China. Competition may result in pricing pressures, reduced profit margins or lost market share or a failure to grow our market share, any of which could substantially harm our business and results of operations. We compete with B2C or C2C e-commerce retailers that market lines of merchandise similar to what we offer, department stores and other international or domestic store-based fashion retailers and apparel companies that distribute branded apparel and accessories through non-proprietary retail or department stores. We face a variety of competitive challenges including:

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

We derived substantial amount of our revenues from sale of health and beauty products through our call center and any event that adversely affects our sales of health and beauty products could materially adversely affect our operating results.

In 2013, we derived revenues of $43.6 million from selling health and beauty products, representing 49.9% of our total revenues. Most health and beauty products are offered in our call center and our customers subscribe on a regular basis by making incoming calls to our selling representatives. The revenues from sale of health and beauty products were $40.6 million, $44.4 million and $43.6 million in 2011, 2012 and 2013, respectively. We expect that sales of health and beauty products will be stable in the near future. If we cannot continue to provide safe and satisfactory health and beauty products to our regular or new customers, the number of our customers for, and sales of, health and beauty products may decline and such decline could materially adversely affect our operating results.

Our ability to attract customers to our physical stores depends heavily on the store locations and we may not be able to manage the physical store network effectively, and our revenues and business prospects may be adversely affected as a result.

As of December 31, 2013, we had 229 stores in 92 cities in China. We continue to explore various strategic options regarding our store-based retail operations. Sales at our physical stores are dependent, to a significant degree, upon the volume of consumer traffic in the areas surrounding the store locations. A reduction in consumer traffic or our inability to obtain or maintain favorable store locations could have a material adverse effect on us. We may also not be able to successfully and effectively manage our physical store network. If we do not successfully manage our store network, our operating costs may increase and our sales and financial results may be adversely affected. In addition, an economic downturn, which may adversely affect the profitability of our stores, could result in longer lead-time for new stores to reach optimal operating levels.

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

Our strategy to grow our retail business depends partly on continuing to successfully open and operate new stores in a sufficient number of suitable locations for the foreseeable future in a timely and cost-effective manner. Our ability to successfully open and operate new stores depends on many factors including, among others, our ability to:

•                  identify desirable store locations;

•                  negotiate acceptable lease terms, including desirable tenant allowances;

•                  hire, train and retain a growing workforce of store managers, sales associates and other personnel;

•                  successfully integrate new stores into our existing control structure and operations, including our information technology systems; and

•                  coordinate well with our E-commerce platforms, call center, and physical stores to minimize the competition within our sales channels.

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

As of December 31, 2013, we had entered into franchise agreements with franchisees to operate 169 stores across China. Under these agreements, third parties operate, or will operate, stores that sell apparel and accessories purchased from us under our own brands. The effect of these arrangements on our business and results of operations is uncertain and depends upon various factors, including the demand for our products in new local markets and our ability to successfully identify and work with appropriate third parties to act as franchisees. In addition, these franchisees may not be able to meet their projections regarding store openings, sales and other aspects of franchising arrangements. Moreover, to the extent that these franchisees do not operate their stores in a manner consistent with our requirements regarding our brands and customer service standards, the value of our brands could suffer. Failure to protect the value of our brands or any other harmful acts or omissions by a franchisee could adversely affect our results of operations and our reputation.

In addition, because we have limited contact with our end customers in local markets covered by franchised stores, we rely substantially on our franchisees to gauge market demand. As such, we have limited ability to independently predict sales or market demand, and it remains difficult for us, or our investors, to assess our prospective financial and operational performance in these local markets. Any failure to accurately predict demand by our franchisees in the local markets in which we offer products would adversely affect our results of operations and business.

We face uncertainties regarding the growth of B2C e-commerce, which could adversely affect our revenues and business prospects.

B2C e-commerce, from which we derived a portion of our revenues, is a relatively new and evolving industry and concept. The level of demand and market acceptance of B2C e-commerce are subject to a high degree of uncertainty. Our operating results associated with our various e-commerce platforms will depend on numerous factors beyond our control. These factors include:

•                    the rate of growth of Internet, broadband and mobile users and penetration in China;

•                    whether the B2C e-commerce continue to grow in China and the rate of any such growth;

•                    general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•                    changes in customer demographics and public tastes and preferences; and

•                    the popularity and prices of products that we and our competitors launch and distribute.

A decline in the popularity of online sales in general, or the e-commerce websites through which we sell our products, will adversely affect our revenues and business prospects.

A significant adverse change in our relationship with Giosis Mecoxlane or its performance could harm our business and financial condition.

From 2010 to 2012, we primarily sold our products at the M18.com website that we operated. In November 2012, we formed a joint venture with Giosis Pte. Ltd, Giosis Mecoxlane, to operate a dynamic online marketplace in China on the M18.com website. Giosis holds 60% and we hold 40% of the outstanding equity interests of Giosis Mecoxlane. Since January 2013, Giosis Mecoxlane has operated and managed the M18.com website that was relaunched as a brand-neutral and open marketplace platform to attract a number of competing and independent sellers and brands. Under the business agreement with Giosis Mecoxlane, Giosis Mecoxlane offers us most favorable pricing terms and commission rates for the sale, display, marketing and promotion of products supplied by us.

A significant adverse change in Giosis Mecoxlane’s manner of doing business with us, whether motivated by competitive pressure, strategic shifts, financial considerations or otherwise, such as increase in commission rate granted to us favorable treatment to our competitors, could adversely affect our business and financial condition. If our commercial arrangements with Giosis Mecoxlane are terminated or become less favorable, we may not be able to identify and enter into similar agreements with alternative e-commerce platforms with strong online retail experience on a timely basis or on terms favorable to us. Furthermore, under the agreements between us and Giosis, although we retain certain rights on significant matters under the shareholder agreement, Giosis has been responsible for the daily operation and management of Giosis Mecoxlane since January 2013. Giosis might not carry out our vision of how the online retail network should be operated or achieve Giosis Mecoxlane’s performance goals as planned. If Giosis cannot succeed in its management of Giosis Mecoxlane or fails to effectively expand online retail network in the future, it would in turn adversely affect our business, financial condition and results of operation.

Our financial results could be adversely affected by our equity investments.

We periodically review our equity investments in Giosis Mecoxlane. We reported our ownership in Giosis Mecoxlane using the equity method of accounting starting from January 1, 2013 and, as such, our net income was impacted by Giosis Mecoxlane’s performance. As of December 31, 2013, our equity investments in Giosis Mecoxlane was $5.5 million. If we conclude that the investment is impaired and that such impairment is other than- temporary, we will write down the asset to its fair value and take a corresponding charge to our consolidated statements of comprehensive income.

Furthermore, determination of estimated fair value of our equity investment in Giosis Mecoxlane requires complex and subjective judgments due to their limited financial and operating history, unique business risks and limited public information. Consequently, we may not receive information about our equity investment on a timely basis to properly account for them and report our quarter and annual results until we have obtained Giosis Mecoxlane’s financial results. We are unable to control these factors and an impairment charge recognized by us, especially untimely recorded, may adversely affect our reporting schedule and cause the market to react negatively to our share price.

We rely significantly on the operation and maintenance of the e-commerce websites through which we sell our products, and any server interruptions, break-downs or system failures may adversely impact our sale on these e-commerce websites.

Our net revenues derived from E-commerce are expected to be generated from our sales on the M18.com website and other independent e-commerce websites, which largely depend on the volume of traffic on these e-commerce websites and the number of orders placed on our products. Accordingly, the satisfactory performance, reliability and availability of these e-commerce websites, transaction-processing systems and network infrastructure are critical to their ability to attract and retain customers and increase our sales on these websites. Any server interruptions, breakdowns or system failures, including failures attributable to events that could result in a sustained shutdown of all or a material portion of these websites, could reduce our sales volumes. In addition, as we are not responsible for the daily operation and maintenance of these websites, our sales on these websites could be adversely affected if service providers currently operating these websites fail to respond in a timely manner to any server interruptions, break-downs or system failures of these e-commerce websites.

Our dependence on a limited number of e-commerce platforms through which a substantial portion of our revenues are generated may cause significant fluctuations or declines in our revenues. The loss of, or significant decrease in, sales to these e-commerce platforms could have a material adverse effect on our financial condition and results of operations.

We depend on a limited number of E-commerce platforms through which a significant portion of our revenues are generated, including the M18.com website, the platform operated by VIPShop Holdings Limited or VIPShop and Tmall platforms. Revenues from these e-commerce platforms accounted for 54.4%,47.3% and 25.2%, respectively, of our total revenues in 2011, 2012 and 2013. During the same periods, we recorded revenues of $0.4 million, $2.8 million and $11.1 million, respectively, to VIPShop, in which Sequoia Capital, one of our principal shareholders, also has significant shareholding. We enter into non-exclusive and framework agreements with these e-commerce platforms which are typically renewed on an annual basis.  We anticipate that our dependence on a limited number of e-commerce platforms will continue for the foreseeable future. Unfavorable fluctuations in the commission rates or service fees that the e-commerce platforms may charge or loss of one or more of our significant e-commerce platforms and any failure to identify and cooperate with additional or replacement platforms may cause material unfavorable fluctuations or declines in our revenues. Our existing e-commerce platforms may not continue to place orders with us at historical levels or at all, and if any of our major e-commerce platforms substantially reduces its volume of purchases from us or ceases its business relationship with us, our financial conditions and results of operations may be materially adversely affected.

E-commerce security risks, such as breaches of security for confidential transactional information, may adversely impact our business, prospects, financial condition and results of operations.

A significant barrier to e-commerce and communications is the secure transmission of confidential information over public networks. We rely on self-developed encryption and authentication technology to secure transmission of confidential information, such as customer names, addresses and credit card numbers. We generate a portion of our Internet selling revenues from sales through third-party e-commerce websites and online payment service providers. In such transactions, secured transmission of confidential information, such as customers’ personal information and billing addresses, over public networks, is essential to maintain consumer confidence. We do not control the security measures of third-party e-commerce websites, including M18.com, and online payment service providers. While we have not experienced any breach of our security measures to date, there can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by us or third-party service providers to protect customer transaction data. Any such compromise of our or such third-party service providers’ security could materially adversely affect our reputation, business, prospects, financial condition and results of operations. A party who circumvents these security measures could misappropriate proprietary information or interrupt our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services, including e-commerce websites as a means of conducting commercial transactions. To the extent that activities of our company or third-party service providers involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to potential losses, litigation or liability. Our or third-party service providers’ security measures may not prevent security breaches, and failure to prevent such security breaches could materially adversely affect our business, prospects, financial condition and results of operations.

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

We generate a significant portion of our total net revenues from sales of our Euromoda and other proprietary branded apparel and accessories products in China. Brand image is an important factor that affects a customer’s purchasing decision with respect to our products. Our success therefore depends on, among other things, market recognition and acceptance of our private brands and the culture, lifestyle and images associated with the brands, some of which may not be within our control. To effectively promote these brands, we would have to be able to build and maintain brand image by focusing on a variety of promotional and marketing activities to promote brand awareness, as well as to increase brand presence in the markets in which we compete. There is no assurance that we will be able to effectively promote or develop these brands and if we fail to do so, the goodwill of such brands may be undermined and our business and financial results may be adversely affected. In addition, negative publicity or disputes regarding our brands, products, company or management could materially adversely affect public perception of our brands. Any impact on our ability to continue to sell the products of one or more of our brands or any damage to one or more of our brands’ image could materially adversely affect our sales and profits.

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

We offered third-party branded products through our E-commerce channels and call center. We launched 183, 453 and 13 third-party brands through our E-commerce channels and call center in 2011, 2012 and 2013, respectively.

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

We offer our own branded apparel and accessories through our e-commerce channels and stores, and may be subject to price conflicts between these channels, which could adversely affect our reputation and business.

We offer our Euromoda and other proprietary branded apparel and accessories through our e-commerce channels and physical stores. To avoid competition and conflicts among our sales channels, we generally adopt a unified price to end customers across our sales channels for the same product during most of its life cycle, while obsolete products will be offered at discounted prices on our e-commerce channels. In particular, we require our franchisees to comply with our price control policy through our franchising agreements. However, our policy to avoid price conflicts may not be successful. If we misprice any product on our e-commerce platforms or in our call center or physical stores, or if any franchisee violates our policy by selling any products at a discount without our consent, our customers could be confused by different prices of the same product, and our reputation and business could be adversely affected.

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

We do not possess internal manufacturing capability, and we outsource the production of nearly all of our products to third-party suppliers including OEM suppliers and third-party branded product suppliers. In 2013, we procured USD5.2 million from one third-party branded product suppliers, which accounted for 11.6% of our total purchase in 2013. Such arrangements involve risks that the relevant suppliers may: (i) have economic or business interests or goals inconsistent with ours; (ii) take actions contrary to our instructions, requests, policies or objectives; (iii) be unable or unwilling to fulfill their obligations under the relevant manufacturing or contractual arrangements, including obligations to meet our production deadlines, quality standards and product specifications; (iv) have financial difficulties; (v) encounter raw material or labor shortages; (vi) encounter increases in raw material or labor costs that may impact our merchandise procurement costs; and (vii) engage in activities or employ practices that may harm our reputation. The occurrence of any of these issues could materially adversely affect our results of operations and financial performance.

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

As a result of disruptions in the financial markets and other macro-economic challenges currently affecting the economy of China and other parts of the world may face, our franchisees, product or service suppliers and other vendors may experience cash flow concerns. As a result, franchisees may order fewer products from us and vendors may increase their prices, reduce their output or change sales terms. In addition, if the operating and financial performance of our suppliers and our vendors deteriorates, or if they are unable to make scheduled payments or obtain credit, our operations may suffer. Any reduction in purchases from our franchisees or any demands by vendors for different payment terms may adversely affect our earnings and cash flow.

We may not be able to renew the leases of our directly operated stores and office, warehouse and call center space on reasonable terms or at all, adversely affecting our sales and financial results.

As of December 31, 2013, we operated 60 directly operated stores. We lease our store space primarily from mall operators or other shopping place owners generally for an initial term of no more than five years. We also leased an aggregate of 8,000 square meters of office and call center space in China as of March 2014. There is no assurance that each of the leases will be renewed upon expiration on reasonable terms, or at all. If we were unable to renew the leases of our directly operated stores on reasonable terms, we would need to relocate the relevant stores, which could lead our stores to be less appealing to our customers. Renewal of leases on unfavorable terms will result in increased rental expenditure for us. In such cases, our sales and financial results may be adversely affected.

We rely on services from third parties to carry out our business, and if there is any interruption or deterioration in the quality of these services, our business and results of operations may be materially and adversely affected.

Third-party express courier companies and EMS, the national express mail service operated by the China Postal Office, deliver our products from our warehouse to our individual customers and stores locally and throughout China. From time to time, we also use third-party logistics companies to distribute products to deliver products to express couriers in different regions in China. Such shipping services could be suspended and therefore interrupt delivery of our products if unforeseen events beyond our control occur, such as poor handling of and damage to our products, transportation bottlenecks, natural disasters or labor strikes. Relying on express courier companies and EMS increases the risk that we may fail to deliver finished products to individual customers or retail stores on time. If our products are not delivered on time or are delivered in a damaged state, our market reputation could be adversely affected. The occurrence of any of these problems alone, or together, could materially adversely affect our results of operations, financial performance and business.

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

If sales do not meet expectations, excessive inventory may lead to markdowns and, therefore, lower than planned margins. We may also accumulate inventories, which may eventually lead to inventory write-downs that could adversely affect our financial results. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. We recorded $7.9 million, $9.4 million and $9.5 million inventory write-downs in the years ended December 31, 2011, 2012 and 2013, respectively. Such write-downs primarily reflected the estimated selling price after discount for slow-moving inventories. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply the quality products that we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively diminishing brand loyalty. Therefore, if we do not accurately predict product demand and maintain proper inventory levels, our business, financial condition and results of operations may be materially and adversely affected.

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

Our success depends upon the services of our management and other key personnel. In particular, we rely on the expertise and experience of Mr. Alfred Beichun Gu, our chief executive officer. If one or more of our senior management or key personnel is unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. In December 2013, Mr. Paul Bang Zhang has stepped down from his position as our senior vice president and chief financial officer for personal reasons and Mr. Michael Guisheng Liu serves as acting chief financial officer until we identify a permanent replacement.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms,(including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the Commission for six months.  However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.  Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

Prior to the initial public offering, we have been a private company with limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated financial statements for 2008, 2009, 2010, our auditor noted certain significant deficiencies in our internal controls over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB. In connection with the audit of our consolidated financial statements for 2011, our auditor noted one significant deficiency in our internal controls related to the operating effectiveness of the initial review of account reconciliation for unusual reconciling items for further investigation. In connection with the audit of our consolidated financial statements for 2012 and 2013, no significant deficiency in our internal controls over financial reporting has been identified. We have not noted any material weakness, as defined in the standards established by the PCAOB, in our internal controls over financial reporting.

We will continue to implement measures to remedy any significant deficiencies. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

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

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. There is uncertainty with respect to the Chinese economy for 2014 and beyond. Any slowdown in the Chinese economy, in particular the apparel and accessories industry, could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our customers may decrease spending on our products, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

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

Although we have been advised by Jun He Law Offices, our PRC legal counsel, that each contract under these contractual arrangements is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over MecoxLane Shopping and Rampage Shopping as direct ownership of these companies. If any VIE or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you, will be effective.

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

Each of MecoxLane Shopping and Rampage Shopping is jointly owned by Mr. Guisheng Liu, our vice president and acting chief financial officer, Ms. Weiling Huang, our employee, and Mr. Xiaobin Sang, our employee. Conflicts of interests between these individuals’ role as shareholders of our VIEs and their duties to our company may arise. In addition, Mr. Sang is also a director and executive officer of MecoxLane Shopping and Rampage Shopping. The laws of China provide that a director or member of management owes a fiduciary duty to the company he directs or manages. Mr. Sang and Ms. Huang must therefore act in good faith and in the best interests of the relevant VIEs and must not use their respective positions for personal gain. These laws do not require them to consider our best interests when making decisions as a director or member of management of the relevant VIEs.

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

One of our PRC subsidiaries, Mai Wang Information Technology (Shanghai) Co., Ltd., or Mai Wang Information, as a software enterprise, was entitled to a 50% reduction of its applicable income tax rate from 2011 to 2012. The reduced applicable income tax rate of Mai Wang Information was 12.5% from 2011 to 2012 and is 25% for 2013 and onwards. See Item 5, “Operating and Financial Review and Prospects—Taxation.”

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

We are a holding company, and we rely principally on dividends and other distributions on equity from our subsidiaries in China for our cash requirements, including the funds necessary to service any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiaries. If earnings from our PRC subsidiaries were to decline, our earnings and cash flow would be materially and adversely affected. As of December 31, 2013, we had, on a consolidated basis, accumulated losses of $109.4 million representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder. Therefore, our relevant PRC subsidiaries are not able to distribute dividends to us until their accumulated losses have been made up. Our cash flows are principally derived from dividends paid to us by our PRC subsidiaries. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of those earnings. Our PRC subsidiaries do not have a history of paying dividends. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to make up the historical accumulated losses and pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

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

In April 2009, the State Administration of Taxation released a circular that sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Funded Enterprise. Under the circular, a Chinese Funded Enterprise is considered a resident enterprise if all of the following applies: (i) a Chinese Funded Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC; and (iv)at least half of the directors with voting rights or management personnel of the Chinese Funded Enterprise habitually reside in the PRC. The circular explicitly provides that the above standards apply to the enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, and therefore such standards may be cited for reference only and may not be directly adopted when considering whether our “effective management” is in the PRC or not. Accordingly, it is still uncertain whether we may be considered a resident enterprise under the PRC Corporate Income Tax Law. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, we will be subject to a 25% PRC income tax on our global income and such 25% PRC corporate income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

If we are classified as a “resident enterprise” for PRC corporate income tax purposes, you may be subject to PRC withholding tax on dividends from us or to PRC income tax on gain realized on the transfer of our ADSs or ordinary shares.

Under the PRC Corporate Income Tax Law and related implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty otherwise provides. If we are considered a PRC “resident enterprise”, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the PRC Corporate Income Tax Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

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

SAFE issued a public notice in October 2005 (“SAFE Notice No. 75”) and its implemental rules in May 2011. (“Circular 19”).Circular 19 was abolished by the Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors and the Supporting Documents (“Circular 21”) promulgated on May 15, 2013. On November 19, 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (“Circular 59”), further specifying the operational rules on SAFE registration in connection with SAFE Notice No. 75. These regulations and rules require PRC residents to register with the local SAFE branch if the PRC resident establishes or controls any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose vehicle.” PRC residents that are shareholders and/or beneficial owners of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an over 20% appreciation of the RMB against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. From June 2010 to December 2013, the RMB appreciated by 11.3% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. Substantially all of our revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the NASDAQ Global Market could materially adversely affect our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that became effective on September 8, 2006, which was subsequently amended in June 2009. This regulation, among other things, has some provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

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

China adopted a new labor contract law effective on January 1, 2008 and amended in 2012, which establishes more restrictions and increases costs for employers to dismiss employees. For example, the new labor law requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce in the PRC, the new labor law could adversely affect our ability to effect such changes in a manner that is most advantageous to our circumstances or in a timely and cost effective manner, thus our results of operations could be adversely affected. In addition, the new labor law requires employers pay compensation to their employees who agree to bear non-competition obligations on a monthly basis after the employees’ employments expire or terminate, which will increase employers’ operating expenses.

Risks Related to Our Shares and ADSs

There can be no assurance that the share purchase agreement entered into between certain existing shareholders and Cnshangquan on January 29, 2014 and the going share transfer transaction contemplated thereby will be successfully consummated. Potential uncertainty involving the share purchase transaction may adversely affect our business and the market price of our ADSs.

On January 29, 2014, certain existing shareholders of the Company entered into a definitive share purchase agreement with Cnshangquan, pursuant to which Cnshangquan agreed to purchase 290,564,842 ordinary shares of the Company from certain existing shareholders, representing approximately 63.7% of the issued and outstanding ordinary shares of the Company as of December 31, 2013, for a total cash consideration of approximately US$39.0 million. Such transactions are expected to close in the second quarter of 2014, subject to the satisfaction of customary closing conditions, including certain PRC government approvals, and will result in a change in control of the Company upon consummation.

The transaction, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, there were various restrictions under the share transfer agreement on our conduct of our business prior to closing of the transaction, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the transaction and in turn, could materially adversely affect the price of our ADSs.

There is a significant risk we were a passive foreign investment company for our taxable year ended December 31, 2013, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

There is a significant risk we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2013.  Although we believe a position can be taken that we were not a PFIC for the taxable year ended December 31, 2013, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year.  A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year.  Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC.  In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares.  See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

Our ADSs are currently listed on the NASDAQ Global Select Market. The NASDAQ Listing Rules has minimum requirements that a company must meet in order to remain listed on the NASDAQ Global Select Market. These requirements include maintaining a minimum average closing price of $1.00 per ADS over a period of consecutive 30 trading days. On August 7, 2012, we received notice from the NASDAQ that the price of our ADSs was below listing requirements. To regain compliance with this requirement, we implemented a change in the ratio of our ADSs to ordinary shares from one ADS representing seven ordinary shares to one ADS representing 35 ordinary shares, effective as of February 1, 2013. For our ADSs holders, this ratio change has the same effect of a one-for-five ADS consolidation. However, this ratio change may not ensure our future compliance with the NASDAQ’s continued listing standards relating to minimum average closing price if our ADS price continues to decline. If our ADSs are delisted as a result of our failure to comply with any of the NASDAQ’s minimum listing requirements, the liquidity of our ADSs would be adversely affected, the market price of our ADSs could further decrease, and our ability to obtain adequate financing for the continuation of our operations would be substantially impaired, which could have a material adverse effect on our financial condition and results of operations.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States or the Exchange Acts. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, or the Exchange Act, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

On May 21, 2012, we announced a share repurchase plan to repurchase up to US$10.0 million of our ADSs from May 20, 2012 to May 19, 2013. As of May 19, 2013, we repurchased an aggregate of 315,883 ADSs (approximately 1,579,415 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change on February 1, 2013) on the open market for a total cash consideration of $1,273,364.

In April 2012, eMecox Lane incorporated Mexi-Care Limited, or Mexi-Care, our wholly-owned subsidiary, in Cayman Islands. In May 2012, Mexi Care incorporated Mexi-Care Holdings (Hong Kong) Limited, or Mexi-Care Holdings, our wholly-owned subsidiary, in Hong Kong. In January 2013, Mexi-Care Holdings incorporated Mexi-Care E-Commerce Co., Ltd, or Mexi-Care E-Commerce, our wholly-owned subsidiary, in China. Mexi-Care, Mexi-Care Holdings and Mexi-Care E-Commerce were established for the purpose of sale of our health and beauty products to our customers.

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

In October 2013, Mecox Lane Limited incorporated Mixblu Limited, or Mixblu, our wholly-owned subsidiary, in Cayman Islands. In November 2013, Mixblu incorporated Mixblu (Hong Kong) Co., Limited, or Mixblu HK, our wholly-owned subsidiary, in Hong Kong. In January 2014, Mixblu HK incorporated Mixblu Trading (Shanghai) Co., Ltd, or Mixblu Shanghai, our wholly-owned subsidiary, in China. Mixblu, Mixblu HK and Mixblu Shanghai were established for the purpose of sale of our apparel and accessories products to our customers.

On January 29, 2014, our certain existing shareholders entered into a definitive share purchase agreement with Cnshangquan, pursuant to which Cnshangquan agreed to purchase 290,564,842 ordinary shares of the Company from certain existing shareholders, representing approximately 63.7% of the issued and outstanding ordinary shares of the Company, for a total cash consideration of approximately US$39 million. The transactions contemplated by the share purchase agreement will result in a change in control of the Company upon consummation. The share purchase and sale transactions are expected to close in the second quarter of 2014, subject to the satisfaction of customary closing conditions specified in the share purchase agreement, including certain PRC government approvals.

Please see “— C. Organizational Structure” for a diagram of our corporate structure as of the date of this annual report.

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

B.                                    Business Overview

We are a multi-brand and multi-channel retailer of apparel and accessories in China. We offer a wide selection of affordable fashion products through our E-commerce platforms including the M18.com website, which is operated by the Company’s joint venture, Giosis Mecoxlane Limited, and other independent e-commerce websites. We also offer our products through our physical store network and call center. Product offerings include apparel and accessories, beauty and healthcare products and other items under our own proprietary brands, and select domestic and international third-party brands.

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

Our customer service call center, staffed by over 50 representatives, provides comprehensive and real-time assistance to our customers. We outsource the production of our branded products to original equipment manufacturers, or OEM suppliers, across China, and apply rigorous quality control to ensure product quality. As of December 31, 2013, our logistics center had the capacity to process 100,000 orders per day. We closely monitor third-party express courier companies to provide reliable and speedy delivery to our customers nationwide. We provide our customers the flexibility to choose from a number of payment options, including cash on delivery, or COD, online payment, wire transfer and postal remittance.

We systematically analyze our extensive customer database to segment customers for targeted marketing, enhancing the effectiveness of our marketing activities. We market our products through online advertising, targeted distribution of emails, SMS, print media advertising and outbound calls. We also offer, through a network of stores, women’s apparel and accessories under our proprietary Euromoda and other proprietary brands, to which we own all rights in China. Our store network comprised 229 stores in 92 cities across China as of December 31, 2013, including 169 franchised stores and 60 directly operated stores.

We generated net revenues of $217.9 million, $151.8 million and $87.4 million in 2011, 2012 and 2013, respectively. We incurred net losses of $33.3 million, $22.4 million and $26.6 million in 2011, 2012 and 2013, respectively. We incurred adjusted net losses, a financial measure not in accordance with U.S. GAAP, of $28.9 million, $20.3 million and $22.4 million in 2011, 2012 and 2013, respectively.

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

Our Sales Channels

We market and sell our products to customers through multiple channels, including E-commerce, call center and physical stores. In 2013, we offered a wide selection of popular fashion products of approximately 31,100 stock-keeping units, or SKUs, including a large assortment of apparel and accessories, and other products through channels of E-commerce, call center and physical stores.

E-Commerce Channels

E-Commerce channels represent approximately 54.4%, 47.3% and 25.2% of our net revenue in 2011, 2012 and 2013, respectively. In 2013, we offered a wide selection of popular fashion products of approximately 21,925 SKUs, including a large assortment of apparel and accessories, and other products through e-commerce channels including our M18.com website, which is operated by the Giosis Mecoxlane Limited, a joint venture in which we own 40% of the outstanding equity interests, and other independent e-commerce platforms, including Tmall and VIPshop.

During the same periods, we generally enter into non-exclusive and framework agreements with these e-commerce platforms on an annual basis.  In order to boost our sales and as a way to liquidate our obsolete inventories, we also participate in flash sales events organized by VIPShop. VIPShop regularly sends across lists of sales with the specific dates and product offerings for each flash sale event on its website. Due to its short-term nature of flash sale events, we enter into separate orders for each flash sale event. We offer the most favorable price to VIPShop and provide the normal retail information for its marketing purposes. In 2011, 2012 and 2013, we recorded revenues of $0.4 million, $2.8 million and $11.1 million to VIPShop, respectively, representing 0.3%, 3.9% and 50.4%, respectively, of our total e-commerce channels revenues.

Call center

Our call center serves customer service and sales promotion functions. In 2013, over 0.5million individual customers purchased our products by telephone.

Our customer service and outbound call center, both located in Xuhui District, Shanghai, have an aggregate of 700 seats. We systematically evaluate and improve the cost-effectiveness of our call center operations. Our sales representatives follow a prepared script that covers frequently asked questions to guide the calls in order to efficiently convert calls to customer orders. Our call center supervisors regularly monitor calls and revise and update the scripts based on customer feedback and our assessment of the script’s effectiveness. Our call center also collects real-time data to help us analyze the effectiveness of our advertising spending and product offerings.

Payment

We offer a combination of payment methods including COD, online payment, wire transfer and postal remittance, in order to accommodate different payment preferences of our customers who purchase our products through channels of E-commerce and call center. Historically, COD collected by third-party couriers has been the preferred payment option; however, we believe more customers have begun to use online payment, including third party payment platforms.

Order fulfillment

Our central logistics center located in Wujiang was approximately 140,000 square meters in size and was capable of handling over 100,000 orders per day as of March 2014. Supported by our tailored warehouse management system and a clearly defined work process, we can monitor each step of the fulfillment process from the time a product is inspected and stocked right up to when the product is loaded for shipping. As a result, we were able to keep our shipping accuracy at an average of 99.9% in 2013. The Company began actively seeking potential buyers for the logistics center prior to December 31, 2013 and expected to sell the logistics center and related land use right within the following twelve months. As of December 31, 2013, in connection with such contemplated sale, the assets relating to the logistics center were classified as held for sale and were written down to $40.7 million, representing the Company’s estimate of fair value less costs to sell.

We had a nationwide delivery network of 19 third-party express courier companies and EMS as of December 31, 2013. This distribution network broadens our reach to customers and enhances the penetration of our products without large capital investment. Since order fulfillment and return processing represent an important element of customer experience, we strive to carefully select and closely manage service providers’ delivery services to offer consistent and high quality order fulfillment. We leverage our scale and reputation to obtain quality service and beneficial terms from express courier companies. In order to reduce the risk of reliance on a particular service provider, we usually contract with at least two couriers in each major city. We regularly monitor and review our express courier companies’ performance and their compliance with contractual terms. We typically negotiate and enter into distribution agreements on an annual basis. In addition, we sometimes require our express courier companies to prepay the product prices before we deliver products to them, to effectively control our cash collection.

Our products are generally delivered to our customers in major cities such as Beijing and Shanghai within 48 hours of order confirmation and to those outside of major cities within 72 hours. By serving a large national market through centralized logistical operations, we can realize significant structural cost advantages relative to traditional fashion retailers. We offer free shipping for each order with a value above various amount according to the marketing events, except for orders delivered by EMS. In 2011, 2012 and 2013, a majority of our customers did not pay shipping costs. For paid shipping orders, we typically charge our customers approximately RMB10.0 ($1.6) to RMB27.0 ($4.4) per order for product delivery. In 2011, 2012 and 2013, the shipping cost paid by customers totaled $0.7 million, $0.4 million and $0.2 million, respectively.

Our delivery experience and return policy are attractive to our customers. In our distribution network in 2013, third-party express courier companies and EMS was available to customers in over 2,000 cities and towns in China. Since 2011, customers have had the option of full acceptance or full return of the delivered products. If the customer decides to return part of the order within a certain number of days after acceptance, express courier personnel will pick up the returned products from the customer and return to our central logistics center. We believe our experience with express courier delivery enhances customer convenience and helps build customer loyalty.

A customer may return products purchased through E-commerce channels and call center without a specific reason within 7 days after receiving the order. Alternatively, the customer may choose to exchange such items for other products offered by us during the same period. If the OEM supplier does not offer product warranties for household electric appliances, we usually take responsibility for repair within six months after purchase at no cost to the customer.

Physical Stores

We have offered women’s apparel and accessories in physical stores under our own proprietary brands since 2006, including Euromoda and other proprietary brands. As of December 31, 2013, we operated 229 stores in 92 cities. To reinforce our brand awareness, our stores present a consistent and distinctive visual image, from the design and color of the storefront to merchandise displays. Our physical stores allowed us to reach target customers in second- and third-tier cities who may have limited access to or are less familiar with Internet-based shopping. Our stores also offer our customers tangible access to our products and appeal to those who prefer the traditional in-store shopping experience. Each store also has our point-of-sale system, which allows our centralized management system to gather extensive data on each store. As a result, we can precisely monitor and evaluate sales records, inventory levels and other facets of store operations. The point-of-sale system also helps us accurately collect customer preference information and make timely assessments regarding market trends.

Franchised stores

To quickly and cost-effectively cover a large number of second- and third-tier cities with minimal capital investment, we plan to expand our store network in these areas primarily through franchisees. As of December 31, 2013, we had 169 franchised stores in China.

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

Our franchisees usually maintain 60 days’ inventory to avoid inventory obsolescence. Under our arrangement with a portion of the franchisees, we are not responsible for franchised stores’ inventories but allow for a 5% to 10% return rate with respect to the unsold merchandise for the current season. As to the other franchised stores operating on a consignment basis, we are responsible for inventories and allow for the return of all products held on consignment. There is no assurance that franchisees will always make correct estimates, and if a substantial number of franchisees fail to do so, our brand reputation, business and results of operation will be materially adversely affected. See Item 3.D. “Key Information—Risk Factors-Risks Related to Our Business—Our efforts to expand across China through franchising arrangements may not be successful and could impair the value of our brands and our results of operation.” Franchised store owners typically make a down payment upon placing the order, with the balance of the purchase price fully paid upon shipment.

Directly operated stores

We had 60 directly operated stores in China as of December 31, 2013. We usually locate our storefronts in shopping malls or as standalone shops rather than entering into concession agreements with department stores. We generally collect sales proceeds at our directly operated stores. As a result, we are able to shorten our receivable period as we usually do not need to grant credit periods to department stores or other third parties.

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

Our Products and Brands

Product Offerings

Our featured product categories consist primarily of apparel and accessories, beauty and healthcare products and other products. The following table illustrates our product categories as of the date of this annual report:

Product Category	Product Feature
Apparel and Accessories

We primarily feature price-valued young women’s apparel and accessories through our own and third-party brands. For example, our proprietary Euromoda-branded product lines feature a variety of seasonal apparel items, such as women’s T-shirts, sweaters, jeans, dresses, outerwear, purses and shoes. Offerings from third-party brands vary from brand to brand. We offer kids’ apparel in addition to young women’s apparel and accessories.

Beauty and Healthcare Products

We offer beauty and healthcare products with a broad range of skin care, fragrance, cosmetics and other personal care products. We began offering beauty and healthcare products in 2003. These products are typically more expensive and offer higher gross margins than our other products.

Other Products	We primarily feature pet-related and other products. Offerings from these third-party brands vary from brand to brand. We began offering these products in 2004.

Pricing

We have implemented a value-for-money strategy to provide our customers with affordable fashion abreast of fashion trends and to increase sales. We target to price our apparel and accessories products as low as one third to one half the price of comparable products sold in department stores. We believe our beauty and healthcare products are priced as much as 50% lower than comparable products offered on television shopping programs. Our competitive pricing is supported by cost savings through our scalable sourcing from our network of low-cost suppliers across China and resource-sharing among our E-commerce channels, call center and stores. Leases with shopping mall operators usually allow us to opt out of discount sales events at the shopping mall in which a store is located, which we believe protects our pricing power. We generally adopt a unified price to end customers across our E-commerce channels, call center and physical stores for the same product during most of its lifecycle.

Brands

We offer both our proprietary and third-party branded products. Selectively introducing new brands into our call center and physical stores forms part of our growth strategy.

Proprietary brands

In 2013, our primary proprietary apparel and accessory brand is Euromoda. We own all the rights and titles to the Euromoda trademarks in China and we are not aware of any registration of Euromoda trademarks in other jurisdictions. Since 2009, we have owned all the rights and titles to Rampage trademarks in the Greater China area via our subsidiaries, Rampage Cayman and Rampage Hong Kong and as a result of our termination of cooperation with Iconix China Limited and ICL-Rampage Limited, we will no longer offer Rampage products in Greater China area except for the permitted sale of Rampage inventories. Subject to our compliance with applicable PRC laws, we are generally not subject to limitations on our use of Euromoda and Rampage brands in China.

We distinguish our proprietary brands by, among other things, concept, quality of merchandise, customer segmentation, product category, price and speed to launch new collections. We design all of our proprietary branded apparel, which are manufactured independently by our suppliers, and market and sell them under our brands. In 2013, our proprietary brands accounted for approximately 76.5% of our total net revenues.

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

Rampage

Rampage is a well-recognized fashion brand founded in the U.S. in 1982. It offers extensive collections of casual and tailored apparel and accessories for women, usually at higher price points than Euromoda. Beginning in 2009, we have designed and sold products for twelve consecutive seasons. As of the date of this annual report, we are no longer offering Rampage products in Greater China area as a result of our termination of the agreements with Iconix China Limited and ICL-Rampage Limited in January, 2014 except for the permitted sale of Rampage inventories. For more details, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions Agreements with Iconix”

Third-party Brands

We launched 183,453 and 13 third-party brands in 2011, 2012 and 2013, respectively. For apparel and accessories products, we offered established brands as well as emerging brands associated with unique designs. We currently offer third-party branded apparel and accessories, beauty and healthcare products through our E-commerce channels and call center.

Sales and Marketing

Our sales and marketing strategy seeks to increase awareness of our brands and products, generate new and repeat business from target customers, promote customer loyalty and enhance brand recognition. Our brand team is directly responsible for the sales and marketing in order to enhance the effectiveness and efficiency.

Our Customers

We believe our success to date is driven primarily by our ability to attract new customers and increase purchase frequency and value. Our direct-to-customer business model allows us to gather data from customers and communicate with them directly. Since our inception, we have built up a valuable customer base mainly consisting of young urban women with growing spending power and active shopping habits. On average, our customers make purchases from us three to four times a year, and in 2013, our average order value ranged between RMB114.0 ($18.7) and RMB188.0 ($30.8). We believe that the significant increases in our customer base and number of customer orders are primarily due to our ability to consistently provide good value and product selection, ensure timely and accurate delivery, and stay at the forefront of fashion trends.

Marketing Activities

Our key marketing and promotional activities consist of the following:

•                  Online and wireless marketing. We conduct online advertising via search engines such as Baidu, and other popular websites. We focus on return on marketing expenses to enhance marketing efficiency. Under our arrangements with portals and other advertising websites, we usually pay our online advertisers according to the actual sales amounts generated from their advertising activities. Under our arrangements with search engines, which generally provide us with a higher rate of return on investment, we generally purchase advertising time slots. We also periodically send e-mails and SMS messages to our customers to draw attention to our latest products and marketing events.

•                  Catalogs. Our catalogs, which utilized magazine-quality photography with impressive visual effects, were one of our marketing tools. We segmented our customer files and tailored our catalog offerings to the diversified product needs of our different customer sub-segments. We distributed our catalogs to our existing customers periodically or with each order shipment. In order to lower marketing expenses, we discontinued the distribution of catalogs to our customers in the first quarter of 2013.

•                  Loyalty programs. We provide various benefits to our existing customers to increase customer spending and enhance customer loyalty. We encourage customers to sign up for our membership program, which provides membership points for each purchase and offers free shipping and lucky draw events, among others. In 2013, we invited our customers to participate in a customer reward program and the membership is free of charge. Members accumulate membership points for their paid products, which can be redeemed for gifts with shipping cost born by us.

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

We usually conduct test marketing prior to launching new products. We attempt to predict demand, growth potential and acceptable selling prices of our products using firsthand data. We also carry out test marketing to analyze the effectiveness of each marketing approach before commencing mass marketing to minimize customer acquisition costs. We have built a deep knowledge of the effectiveness of each marketing approach for Chinese consumers through more than 18 years of experience in China. This track record helps us improve the return-on-investment on our marketing activities and allows us to acquire new customers at relatively low acquisition costs. Our data analysis capability and customer knowledge base have become one of our core competences and are both difficult and expensive for competitors and new entrants to replicate.

Product Sourcing

Theme and Product Design

We design apparel under our proprietary labels in-house. We had a dedicated design team of over 20 designers as of December 31, 2013 who are familiar with international trends and Chinese culture and customer tastes. Our design team typically launches a new collection on a semi-monthly basis in response to latest customer preferences. Our accessories, such as purses, belts and shoes, are either designed in-house or by third-party suppliers.

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

Proprietary brand apparel

For our branded apparel, one of our product management teams works closely with our in-house design team to decide final designs and conduct cost analyses. Once final samples are determined, our product management team identifies qualified OEM suppliers based on our selected OEM supplier pool. Based on our design sketches, product samples are then created and provided to our employees for internal feedback. The product management team is also responsible for proposing revisions to designs and samples to meet cost targets. Once the final supplier is determined based on quality and price, the product management team will be responsible for negotiating the production contract.

To ensure the quality of raw materials and help control costs, we have an internal team specializing in recommending raw material suppliers to our apparel OEM suppliers. The apparel suppliers procure raw materials at their own cost and are responsible for any quality problems relating to raw materials.

Third-party products

In order to diversify our product offerings, we also identify and procure a variety of third-party branded products for selling through our call center. Our product management team is responsible for identifying and selecting products of third-party brands, including established brands and emerging brands.

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

Product Suppliers

We have strong relationships with a network of OEM suppliers and third-party branded product suppliers across China. Most of our suppliers didn’t account for more than 5% of our total purchases in terms of value in each of past three years. Benefiting from our quick cash collection as a result of our direct business model, we are able to make speedy payments to our suppliers, which has in turn improved our ability to negotiate favorable supply terms, such as lower prices and shorter lead times. Given our reputation and payment track record, our suppliers are willing to maintain long-term relationships with us for large and stable orders. We usually do not need to make down payments to our suppliers before this delivery of products.

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

We closely monitor and assess the sales performance of our products. We have implemented an inventory management system involving stock maintenance, transfer and receipt of products, sales invoicing and sales recording. The transfer of inventory among our E-commerce channels, call center and stores also helps us optimize inventory levels and achieve economies of scale.

To reduce the risk of inventory obsolescence, we may sell those products of substantial inventory history at a discount in promotional events conducted across our sales channels. We also analyze historical sales patterns, effects of promotion activities and general market trends to guide the composition and management of our inventory, allowing us to better meet future demand.

Customer Service

We believe our emphasis on customer service enhances our brand image and customer loyalty. Our call center and around-the-clock website customer service provide real-time assistance to our customers. Our customer service center is staffed by over 50 representatives. Customers can access our after-sales service hotline 12 hours a day, and our customer complaint hotline is open over eight hours a day. We are committed to settle customer complaints within 24 hours.

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

Management Information System

We have developed a proprietary management information system tailored for our operations. We are developing our management information system to integrate two dimensions of our business:

•                  Front-end integration.  Our sales operations are supported by our centralized management information system and share the same customer database, which enables us to generate synergies between our E-commerce channels, call center and stores.

•                  Back-end integrated.  Our management information system also supports other parts of the business flow including procurement, inventory management, order processing and distribution. The integration enables a better control of inventory and gross margin and improves efficiency.

Integrated with our self-developed software, our management information system mainly includes (i) an Internet transaction process management system, which accepts and validates customer orders, organizes, places and manages orders, assigns products to customer orders, and manages order shipments; (ii) a call center business management system, which facilitates automatic incoming call connection to available customer service representatives, data collection and organization of information received through the call center, processing of after-sales service issues and monitoring of call center representatives for training and quality assurance purposes; (iii) an outbound call management system, which facilitates automatic outgoing dialing processes from a predetermined subgroup of target customers derived from our database and matches calls with available representatives; (iv) a database management system, which facilitates the collection and updating of customer information; (v) an inventory management system, which connects our warehouses through virtual private network connections and can generate and reconcile up-to-date inventory reports; (vi) a real-time sales data monitoring system, which facilitates monitoring and analysis of our sales; and (vii) database backup, made on a day-to-day basis with backup tapes secured in a bank safe.

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

Competition

We derive a majority of our revenues from selling apparel and accessories primarily to young urban female customers. The market for apparel and accessories is highly competitive in China. There are generally no significant barriers to entry. We believe we compete primarily on the basis of:

•                  the effectiveness of our sales and distribution channels in reaching customers and generating demand for our products;

•            our multi-channel retail strategy and multi-brand offering to differentiate us from our competitors and allows us to more effectively control our brand image;

•                 our ability to quickly introduce new products and to price our products competitively, leveraging our economies of scale and understanding of latest customer preferences in China gathered from our sale channels;

•                  product design, product quality and brand loyalty; and

•             our ability to provide consistent customer service to maintain and expand our customer base.

We believe we compete with B2C or C2C e-commerce retailers that offer similar products on the Internet. In contrast to our competitors, we focus primarily on the apparel and accessories sector. We face direct competition from other specialized apparel and accessories B2C e-commerce retailers. We also compete for customer’s spending with traditional department stores, other international or domestic store-based fashion retailers and apparel companies that distribute branded apparel and accessories through non- proprietary retail or department stores. We compete with competitors operating in physical stores on the basis of our E-commerce channels, our extensive customer data, our experience in sales and marketing and our ability to quickly roll out new products.

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

Insurance

We maintain property insurance policies with a reputable insurance company covering our equipment, facilities, inventories and other properties. These insurance policies cover losses due to fire, explosions, floods and a wide range of other natural disasters or accidents. Insurance coverage for our equipment, facilities, inventories, and other properties in China amounted to approximately RMB550.0 million ($90.2 million) as of December 31, 2013. We also maintain the following insurance policies as of December 31, 2013:

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

Government Regulations

Corporate Laws and Industry Catalog Relating to Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994, as amended in 1999, 2004, 2005 and 2013,, respectively. The Company Law is applicable to our PRC subsidiaries and affiliated entities unless the PRC laws on foreign investment have stipulated otherwise.

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

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The currently effective catalog was issued on December 24, 2011 and came into effect on January 30, 2012, which basically divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the catalog are generally opened to foreign investment unless specifically restricted by other PRC regulations. Establishment of the wholly foreign-owned enterprises is generally permitted in the encouraged industries. Some of the restricted industries are limited to equity or contractual joint ventures, while in some cases the Chinese partner is required to hold the majority interests in such joint ventures. In addition, restricted category projects are also subject to higher-level government approvals. Foreign investors are not allowed to invest in the industries in the prohibited category. The businesses making of sales through our Internet platform, which our PRC subsidiaries are currently engaged in, falls under the restricted category, while sales through our directly operated stores and our franchised stores fall under the permitted category.

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

A franchisor is required to file its business license, sample franchise agreement and other documents to the state or provincial commerce authority where it is registered for record within 15 days following the execution of its first franchise agreement with a franchisee inside China. If the franchisor conducts franchise business in two or more municipalities, provinces or autonomous regions, it is required to file with the Ministry of Commerce. The Ministry of Commerce may entrust provincial commerce authorities to complete the archival filing of commercial franchises carried out in more than one province, autonomous region, or municipality. Foreign franchisors are also required to file the documents with the Ministry of Commerce. Moreover, the franchisor must file information regarding the execution, withdrawal, renewal of and amendment to franchise agreements to the commerce authority for record before March 31 of each year. The changes in the recorded information of the franchisor concerning registered information of franchisor in Administration of Industrial and Commercial, business resources information and stores distribution of all domestic franchisees should also be filed with the relevant commerce authority within 30 days following the occurrence of these changes. For a franchisor failing to file in accordance with these regulations, the relevant commerce authority may order it to comply within a designated time frame and impose a fine ranging from RMB10,000 to RMB50,000. If the franchisor fails to comply as ordered, the relevant commerce authority may impose another fine ranging from RMB50,000 to RMB100,000 and publicly announce the franchisor’s violation.

The Administration Regulations on Information Disclosure for Commercial Franchise, issued by the Ministry of Commerce on February 23, 2012, which came to be effective on April 1, 2012, further requires a franchisor to disclose its basic information, ownership of business resources, franchise fees charged, products, services and equipment to be provided as well as other information to any franchisees at least 30 days prior to the execution of the franchise agreement. Our franchise operations in China are subject to the above rules.

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

According to the Administrative Measures, the Trans-regional Value-added Telecommunications Services Operation License, which is applicable to an operator providing services in at least two provinces, must be approved by the Ministry of Industry and Information Technology and the Value-added Telecommunications Services Operation License, which is applicable to an operator providing services in one province, must be approved by the competent provincial-level communications administrative bureaus. The Trans-regional Value- added Telecommunications Services Operation License is valid for five years, and the operator may apply for renewal at least 90 days prior to the expiration. In January 2014, the State Council promulgated a decision which includes the cancellation of requirement to file the license for operation of trans-regional value-added telecommunications services with the provincial-level communications administrative bureaus.

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

In April 2009, the State Administration of Taxation released a circular that sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors. Under the circular, an enterprise is considered a resident enterprise if all of the following applies: (i) the enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the enterprise are located or stored in the PRC; and (iv)  at least half of the directors with voting rights or management personnel of the enterprise habitually reside in the PRC.

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

Pursuant to the Notice of the SAFE on Relevant Issues concerning Foreign Exchange Administration of Financing and Return Investments Undertaken by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Notice No. 75, effective in November 2005, and its implemental rules effective in July 2011, which was abolished by the Notice of the SAFE on Issuing the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors effective in May 2013. On November 19, 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (“Circular 59”), further specifying the operational rules on SAFE registration in connection with SAFE Notice No. 75. In accordance with SAFE Notice No. 75 and Circular 59: (i) a PRC resident, must register with the competent SAFE branch if the PRC resident establishes or controls an offshore special purpose vehicle for the purpose of capital financing with assets or equities of PRC companies; (ii) when a PRC resident contributes assets or equity interests it owns in a domestic enterprise to an offshore special purpose vehicle, or engages in overseas financing after such contributing, such PRC resident must register its interest in the offshore special purpose vehicle or any change to its interest in the offshore special purpose vehicle with the local SAFE branch; (iii) any PRC resident that is a shareholder of an offshore special purpose vehicle must amend its SAFE registration with respect to that offshore special purpose vehicle in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital . Pursuant to the SAFE Notice No. 75 and Circular 59, any failure to comply with these registration procedures may result in penalties, including the imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute any dividends to the offshore special purpose vehicle.

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

Regulations Relating to Trademark

The effective PRC Trademark Law, which was promulgated in 1982 and amended in 1993, 2001 and 2013 respectively, seeks to improve the administration of trademarks, protect the right to exclusive use of trademarks and encourage producers and operators to guarantee the quality of their goods and services and maintain the reputation of their trademarks, so as to protect the interests of consumers and of producers and operators.

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

(A) Shanghai Mecox Lane Shopping Co., Ltd. is our VIE in China and is 60% owned by Ms. Weiling Huang, our employee, 10% owned by Mr. Guisheng Liu, our vice president of finance and acting chief financial officer, and 30% owned by Mr. Xiaobin Sang, our employee.

(B) Shanghai Rampage Shopping Co., Ltd. is our VIE in China and is 50% owned by Ms. Weiling Huang, 25% owned by Mr. Guisheng Liu and 25% owned by Mr. Xiaobin Sang.

(C) The following list sets forth MecoxLane Shopping’ s wholly-owned subsidiaries, which were incorporated to facilitate our directly operated retail store operations in local markets: (1)  Chengdu Mecox Lane Trade Co., Ltd., (2) Beijing Mecox Lane Shopping Co., Ltd., (3) Dalian Mecox Lane Shopping Co., Ltd., (4) Chongqing Mecox Lane Shopping Co., Ltd., (5) Jinan Mecox Lane Shopping Co., Ltd., (6) Wuxi Mecox Lane Shopping Co., Ltd., (7) Wuhan Mecox Lane Trade Co., Ltd., (8) Shenzhen Mecox Lane Shopping Co., Ltd. (9) Shenyang Mecox Lane Shopping Co., Ltd. and (10) Fuzhou Mecox Lane Shopping Co., Ltd.,

*                 As a result of our termination of the agreements with Iconix China Limited and ICL-Rampage Limited in January 2014, we plan to liquidate Rampage Cayman, Rampage Hong Kong, Rampage Trading and Rampage Shopping in the near future.

D.                                    Property, Plant and Equipment

We won the bid for land use right of a parcel of land with 133,542 square meters for our logistics center and warehouse in Wujiang, Jiangsu Province, obtained a land use right certificate in December 2011 and became fully operational in the third quarter of 2012. The Company began actively seeking potential buyers for the logistics center prior to December 31, 2013 and expected to sell the logistics center within the following twelve months. As of December 31, 2013, in connection with such contemplated sale, the assets relating to the logistics center were classified as held for sale and were written down to $40.7 million representing the Company’s estimate of fair value less costs to sell.

We are headquartered in Shanghai and have leased an aggregate of over 8,000 square meters of office and call center spaces in Shanghai. The following table sets forth a summary of the leased properties for office and call center with an area of more than 100 square meters as of the date of this annual report:

Location	Space (in square meters)	Usage of Property	Expiration Time

Xuhui District, Shanghai	1,582	Call Center (Out-bound &Customer service)	February 2015
	2,407	Call Center (Out-bound)	December 2014
	812	Call Center (Product Development &Design)	October 2014
	1,923	Management, Administration and E-Commerce	June 2015
	2,000	Retail (Product Development &Design)	January 2018

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

A.                                    Operating Results

Overview

We are a multi-brand and multi-channel retailer of apparel and accessories in China. We offer a wide selection of affordable fashion products through our E-commerce channels including the M18.com website, which has been operated by our joint venture, Giosis Mecoxlane, since January 2013 and other independent e-commerce platforms, as well as through our physical store network and call center. Product offerings include apparel and accessories, beauty and healthcare products and other items under our own proprietary brands, and select domestic and international third-party brands. As of December 31, 2012, we primarily offered a wide selection of products on our M18.com website, targeting the large demographic of young urban female shoppers with fast-growing spending power. We had approximately 1.2 million M18.com website active customers as of December 31, 2012. Since the beginning of 2013, as part of our business strategy to free up additional resources and focus on our core strength to provide fashionable, value-for-money branded apparel to consumers across China, we transferred our M18.com website to Giosis Mecoxlane, a joint venture in which we own 40% of the outstanding equity interests. Since then, the M18.com website has been re-launched as a brand-neutral and open marketplace platform to attract a number of competing and independent sellers and brands. Currently, our branded products are principally offered on this new online marketplace as well as on other third-party e-commerce websites in China. In addition to selling our products through our e-commerce channels, we also derive revenues from sales through our physical stores and call center.

Our customer service call center, staffed by over 50 representatives, provides comprehensive and real-time assistance to our customers. We outsource the production of our branded products to original equipment manufacturers, or OEM suppliers, across China, and apply rigorous quality control to ensure product quality. We closely manage third-party express courier companies to provide reliable and speedy delivery to our customers nationwide. We provide our customers the flexibility to choose from a number of payment options, including COD, online payment, wire transfer and postal remittance.

We systematically analyze our extensive customer database to segment customers for targeted marketing, enhancing the effectiveness of our marketing activities. We market our products through online advertising, targeted distribution of emails, SMS, print media advertising and outbound calls. We also offer, through a network of stores, women’s apparel and accessories under our proprietary Euromoda and other proprietary brands, to which we own all rights in China. Our store network comprised 229 stores in 92 cities across China as of December 31, 2013, including 169 franchised stores and 60 directly operated stores.

We generated net revenues of $217.9 million, $151.8 million and $87.4 million in 2011, 2012 and 2013, respectively. We incurred net losses of $33.3 million, $22.4 million and $26.6 million in 2011, 2012 and 2013, respectively. We incurred adjusted net losses of $28.9 million, $20.3 million and $22.4 million in 2011, 2012 and 2013, respectively.

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

Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting the retail market in China, including China’s overall economic growth and levels of per capita disposable income and consumer spending. Unfavorable changes in any of these general factors could affect the demand for products we sell and could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by certain company specific factors, including:

•                  our revenue mix by segments;

•                  changes in our Internet platform;

•                  effectiveness of our marketing activities;

•                  our product offerings and pricing; and

•                  control of product sourcing cost and operating expenses.

Our Revenue Mix by Segments

Our overall gross margin is affected by our revenue mix. Prior to 2012, we generated a substantial portion of our net revenues from our Internet platform. As a result of the transfer of our M18.com website to Giosis Mecoxlane and our decision to reallocate internal resources that supported the operation of the M18.com website to our multi-channel and multi-brands strategy since 2013, our E-commerce channels, call center, directly operated stores and franchised stores accounted for 54.4%, 24.2%, 11.8% and 9.6% of our net revenues in 2011, 47.3%, 31.6%, 11.4% and 9.7% of our net revenues in 2012 and 25.2%, 50.0%, 16.3% and 8.5% of our net revenues in 2013, respectively. We generally generate higher margins by selling our beauty and healthcare products compared to our apparel and accessories products. Our gross margins for our Internet platform and physical stores are generally lower than that for our call center partly because we only sell beauty and healthcare products in our call centers. As our revenue mix evolves, we expect that our overall gross margin will be negatively affected if we will derive most of our net revenues from selling our apparel and accessories products through our Internet platform and physical stores and if the industry-wide competition is further intensified.

Changes in our E-commerce Website

We transferred our M18.com website to our joint venture, Giosis Mecoxlane and the website was re-launched as a brand-neutral and open marketplace platform to attract a number of competing and independent sellers and brands in the first quarter of 2013. Prior to January 2013, our Internet platform sales consisted almost entirely of sales through M18.com. Subsequent to the assumption of ownership and control of M18.com by Giosis Mecoxlane, we have no longer incurred any operating expenses with respect to the operation and maintenance of this website and are able to focus on our core strength of providing fashionable, value-for-money branded apparel, as well as health and beauty products and other items, to consumers across China. Currently, our products are offered on this new online marketplace as well as on other third party e-commerce websites in China. As we just began exploring the opportunities of selling our products through other e-commerce channels and we are in direct competition with other competing sellers and brands offering similar products on the e-commerce channels, our Internet platform sales have been significantly influenced by this transition in 2013 and the net revenues generated from our E-commerce channels decreased from $71.8 million in 2012 to $22.0 million in 2013. We expect that the sales from Internet platform will continue to decrease and our operating results for future periods will continue to be influenced and challenged by the transitional period of the changes in the M18.com and our strategic refocusing. For more details, please see “Item 3. Key Information—D. Risk Factors—A significant adverse change in our relationship with Giosis Mecoxlane or its performance or financial position could harm our business and financial condition”, and “—We rely significantly on the operation and maintenance of the e-commerce websites through which we sell our products, and any server interruptions, break-downs or system failures may adversely impact our sale on these e-commerce websites”.

Effectiveness of Our Marketing Activities

Our management has over 18 years of experience with various marketing approaches and customer segmentation in China and our sophisticated data analysis helps us achieve highly-targeted, effective and cost-efficient marketing. We utilize direct marketing tools, including online and offline advertising, targeted e-mails and text messaging, to attract new customers and increase customer spending over our sales channels. We regularly analyze our extensive customer database, segment customers and circulate promotion information based on customers’ consumption habits and preferences. To enhance the efficiency of online advertising, we typically pay advertising fees based on the percentage of actual sales generated from advertising activities. Compared to mass marketing, we believe these targeted marketing efforts help us cost-effectively increase sales over our sales channels.

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

Our Product Offerings and Pricing

Our current featured product categories consist of apparel and accessories, beauty and healthcare products, and other products. Our margins vary across different categories of products. Beauty and healthcare products usually sell at higher margins than our other products. Women’s apparel and accessories also sell at relatively high margins compared to other products.

We generally generate higher margins by selling our proprietary brands compared to third-party branded products, because we retain full brand premium for our own branded products. We design our branded apparel and accessories in-house and promote the fast-fashion concept by rolling out our products at the forefront of fashion trends. We offered 18,507 SKUs of apparel and accessories under our proprietary brands in 2013.

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

	For the Year Ended December 31,
	2011		2012		2013
	(in thousands of $, except percentage)
		%		%		%
Net revenues:
E-commerce	118,502	54.4	71,830	47.3	22,047	25.2
Call center	52,784	24.2	47,967	31.6	43,671	50.0
Directly operated stores	25,770	11.8	17,343	11.4	14,240	16.3
Franchised stores	20,838	9.6	14,676	9.7	7,465	8.5
Total net revenues	217,894	100.0	151,816	100.0	87,423	100.0

In 2011, 2012 and 2013, we generated net revenues of $217.9 million, $151.8 million and $87.4 million, respectively. We have derived our revenues from four reportable segments: (i) our E-commerce channels, consisting of sales through the M18.com e-commerce website and other independent e-commerce platforms, (ii) call center, consisting of sales through our call center, (iii) directly operated stores, consisting of sales through our directly operated stores and (iv) franchised stores, consisting of sales to our franchisees who operate franchised stores.

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

E-commerce channels. We market and sell apparel and accessories, beauty and healthcare products, and other products through our Internet platform, consisting of sales through the M18.com e-commerce website and other independent e-commerce platforms. We recognize revenues at the time the end customers receive the relevant products, typically within a few days of shipment. Our E-commerce channels accounted for approximately 54.4%, 47.3% and 25.2% of our net revenues in 2011, 2012 and 2013, respectively, and we expect that our revenues derived from our Internet platform will continue to decrease in absolute amount and as a percentage of total net revenue in the near future as we are facing overall intensified market competition, challenge presented by changes in the M18. com website and our strategic refocusing.

Once a customer places an order via the e-commerce website, our logistics center will package the products to be shipped. We deliver our products nationwide via a network of third-party express courier companies and Express Mail Service or “EMS”, an integrated express and logistics service provider. Customers have a number of payment options, including COD, online payment, wire transfer and postal remittance. Third- party express courier companies and EMS is available to customers in over 2,000 cities and towns in China. For COD transactions, third-party express courier companies and EMS collect payment from customers at the point of delivery.

Since beginning of 2013, we didn’t track and review certain operating data in connection with operation of Internet platform as we did before the transfer of the M18.com to Giosis Mecoxlane because we do not have verifiable operating data on the e-commerce websites through which we market and sell our products and these data are not directly linked to our financial results.

We believe our net revenues from our E-commerce channels are primarily affected by the following factors:

•              Our ability to attract and maintain customers of our E-commerce channels, which depends on our promotion activities to attract customer traffic, conversion of website visitors to our customers and our ability to offer appealing products to foster customer loyalty.

•              Our ability to increase the number of purchase orders placed through our E-commerce channels, which depends on diversification of product category and product offering, competitive pricing of our products, quick and timely delivery, and enhanced after-sale experience of our customers.

•              Our relationships with, and the operation of, the e-commerce websites through which we market and sell our products (see “—A significant adverse change in our relationship with Giosis Mecoxlane or its performance or financial position could harm our business and financial condition”, and “—We rely significantly on the operation and maintenance of the e-commerce websites through which we sell our products, and any server interruptions, break-downs or system failures may adversely impact our sale on these e-commerce websites”).

Call Center. We directly market and sell the products, including beauty and healthcare products and other products through our call center. Certain of our customers become aware of our products primarily from our catalogs and our out-bound calls. However, we discontinued the catalog circulation in the first quarter of 2013 due to the low response rate of the circulation. Our out-bound call center primarily markets and sells beauty and healthcare products. After customers confirm orders over the telephone, we generally deliver orders via third-party express courier companies and collect payment through COD. We recognize revenues at the time the end customers receive the relevant products, typically within a few days of shipment. Our call center accounted for approximately 24.2%, 31.6% and 50.0% of our net revenues in 2011, 2012 and 2013, respectively, and we expect that our revenues derived from our call center will have a slight increase in absolute amount in near future.

The following table illustrates certain operating data of our call center:

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands)
Number of customers making purchase through our call center	454.8	287.2	495.7
Number of purchase orders placed through our call center	1,255.2	665.4	749.3

We believe our net revenue from our call centers are primarily affected by the following factors:

•       Our ability to understand the needs of our core customers of our call center and continue to provide attractive offerings.

•       Our ability to maintain the quality of service to our call center customers.

•       Our optimization of revenue mix. Due to the increased popularity of e-commerce and our decision to discontinue catalog circulation, our net revenues from our call center decreased in absolute amounts as the number of customers making purchases and number of purchase orders placed through our call center declined gradually in the three years ended December 31, 2013. See “—Factors Affecting Our Results of Operations—Our Revenue Mix by Segments.”

Stores.                     We have offered women’s apparel and accessories in physical stores under our own brands since 2006 and 2009, respectively. Our physical stores accounted for approximately 21.4%, 21.1% and 24.8% of our net revenues in 2011, 2012 and 2013, respectively.

The following table illustrates certain operating data of our physical stores as of the dates indicated:

	For the Year Ended December 31,
	2011	2012	2013

Beginning number of stores	451	400	316
Directly operated stores	124	118	55
Franchised stores	327	282	261
Number of physical stores newly opened	132	127	52
Directly operated stores	36	32	33
Franchised stores	96	95	19
Number of physical stores closed (excluding conversion)	183	211	139
Directly operated stores	39	95	28
Franchised stores	144	116	111
Number of physical stores conversion	3	—	—
Year-end number of stores	400	316	229
Directly operated stores	118	55	60
Franchised stores	282	261	169
Total store size of our directly operated stores in square meters at end of the period	11,704	5,561	14,258

In 2011, 2012 and 2013, we converted three, nil and nil directly operated stores to franchised stores, respectively, primarily as a result of our efforts to restructure our physical store network to lower our operating expense. We incurred no rental, utilities and personnel expenses for our franchised stores compared with our directly operated stores.

We closed certain directly operated stores and franchised stores that didn’t meet our business operation and profitability expectations as described in the table above. The closures of stores resulted in a decrease in net revenues, cost of goods sold and, with respect to the closure of directly operated stores, operating expenses attributed to these stores for the respective periods. Since we have not completely exited the geographical areas where the closed stores are located, the ongoing stores in nearby areas will continue to sell a similar commodity to the customers. However, the continuing cash flows that resulted from migration cannot be quantified due to the fact that the store customer base is individual and it is difficult for us and will incur unreasonable expenses to track the identity of individual customers who are expected to migrate to conclude the migration of revenues. Nevertheless, we believe the decrease of revenue from the closures of stores was partially mitigated by the migration of revenues from closed stores to existing and newly opened stores in nearby areas.

These conversions, closures and openings were part of routine adjustments to our business operation, and we will continue to review the operation performance and profitability of each physical store in the future, which may result in additional physical stores’ conversion, closure, or new openings.

Selected operating data of our physical stores for 2011, 2012 and 2013:

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands of $ for net revenues per store data)
Average number of directly operated stores in operation(1)	117	91	60
Net revenues per directly operated store in operation	220.3	190.6	237.3
Average number of franchised stores in operation(1)	306	266	230
Net revenues per franchised store in operation	68.1	55.2	32.5
Average total number of stores in operation (1)	423	357	290

(1)  Average total number of stores in operation equals the sum of the number of stores at the end of each month in the applicable period, divided by the number of months in the period.

We believe that the net revenue from our physical stores are primarily affected by the following factors:

•       Our ability to maintain and expand the average number of physical stores in operation that meet our performance expectation. We close stores that do not meet our performance expectation or as part of routine restructuring of our market coverage. As we continue to view operation of physical stores as a significant part of our business, we plan to maintain the average number of physical stores in the near future.

•       Our ability to maintain and increase the net revenues per physical store in operation, which depends on our ability to timely roll out our own branded apparel and accessories products that reflect fashion trends at prices appealing to our customer demographics, comfortable and convenient shopping experience, value-added fashion guidance services provided in our physical stores and our cross-marketing and promotions efforts across our multi channels.

•       Our revenue mix. Our revenues for franchise/directly operated stores are directly affected by the number of stores we open, convert and close. The net revenues generated from and the gross margin for directly owned stores is generally higher than those of franchised stores. The conversion from direct to franchised stores therefore results in lower net revenues from and lower gross margin for these stores. However, since we incurred no operating expense for our franchised stores and in order to restructure our geographic coverage, we at times convert directly owned stores into franchised stores for those reasons. While we will continue to review the performance of our physical stores to determine the number and mix of directly operated and franchised stores, we do not currently anticipate conversions, other than occasional conversion, in the near future.

Our franchisees generally enter into annual ordering agreements with us. They typically make a down payment upon placing orders, with the balance of the purchase price fully paid before shipment. Under our arrangements with a portion of the franchisees, we are not responsible for franchised stores’ inventories but allow for a 5% to 10% return rate with respect to the unsold merchandise of the current season. Revenues from sales to these franchisees are recognized upon delivery. Other franchisees selling our products on a consignment basis may return 100% of unsold merchandise. When products are held by the franchisee on a consignment basis, we recognize revenues from sales to franchisees upon sale to the end customers. Consignment sales are recorded net of the amount retained by the franchisee. Because we do not have verifiable data on franchised stores’ sizes and their sales to end customers, and these data are not directly linked to our financial results, we do not review the operating results of the franchised stores in the same way as we review those of our directly operated stores.

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

	For the Year Ended December 31,
	2011		2012		2013
	(in thousands of $, except for percentage)
		%		%		%
Cost of goods sold by platform:
E-commerce	92,688	42.5	57,679	38.0	17,765	20.3
Call center	24,400	11.2	19,155	12.6	18,788	21.5
Directly operated stores	12,914	5.9	9,895	6.5	10,102	11.6
Franchised stores	14,737	6.8	10,738	7.1	6,038	6.9
Total	144,739	66.4	97,467	64.2	52,693	60.3
Cost of goods sold by type of cost:
Cost of merchandise sold	121,647	55.8	78,095	51.4	39,861	45.6
Customer shipping and handling costs	15,191	7.0	10,011	6.6	3,297	3.8
Merchandise inventory write-down	7,901	3.6	9,361	6.2	9,535	10.9
Total	144,739	66.4	97,467	64.2	52,693	60.3

Our cost of goods sold ex-D&A primarily consists of cost of merchandise sold, customer shipping and handling costs, and merchandise inventory write-down. In 2011, 2012 and 2013, our cost of goods sold ex-D&A were $144.7 million, $97.5 million and $52.7 million, representing 66.4%, 64.2% and 60.3% of our net revenues for the same periods, respectively.

Most of our products are manufactured by third-party suppliers and our product sourcing cost, or the cost of merchandise sold, accounted for a substantial portion of our cost of goods sold ex-D&A. In 2011, 2012 and 2013, cost of merchandise sold was $121.6 million, $78.1 million and $39.9 million, representing 55.8%, 51.4% and 45.6% of our net revenues for the same periods, respectively.

In 2011, 2012 and 2013, we recorded customer shipping and handling costs of $15.2 million, $10.0 million and $3.3 million, in our cost of goods sold ex-D&A, representing 7.0%, 6.6% and 3.8% of our net revenues for the same periods, respectively. Our customer shipping and handling costs include the expenses for us to ship our products to our end customers and franchisees. As usually large volumes of products are delivered per shipment to our franchisees, the unit charges for such shipping are usually low compared to our shipping to end customers. We expect the customer shipping and handling costs as a percentage of our net revenues to increase due to the increased market price of the shipping service and lowered promised delivery time.

We write down the cost of slow-moving and excess inventory to the estimated market value based on the historical and forecast demand, and such write-down is recorded as part of cost of goods sold ex-D&A.

Operating Expenses

Our operating expenses were $108.0 million, $78.7 million and $57.5 million in 2011, 2012 and 2013, respectively.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses primarily consist of compensation and benefits for our employees, marketing and advertising expenses, rental of directly operated stores, call center and corporate facilities, costs of sample product development, freight expenses associated with moving merchandise from our logistics center to stores, and legal, finance, information systems and other corporate overhead expenses. Our selling, general and administrative expenses also include share-based compensation expenses, as described below. In 2011, 2012 and 2013, our selling, general and administrative expenses were $104.5 million, $76.3 million and $58.8 million, representing 48.0%, 50.3% and 67.2% of our net revenues for the same periods, respectively. We expect our selling, general and administrative expenses to decrease slightly in the near future mainly due to our efforts to control our overall head count and improve operation efficiency.

In 2011, 2012 and 2013, our compensation and benefit expenses were $46.8 million, $39.2 million and $32.6 million, representing 21.5%, 25.8% and 37.2%, of our net revenues for the same periods, respectively. In 2011, 2012 and 2013, our compensation and benefit expenses, excluding share-based compensation, were $42.4 million, $37.1 million and $28.4 million, representing 19.5%,24.4% and 32.5% of our net revenues for the same periods, respectively. The decrease in compensation and benefit expenses was primarily due to the decrease in our overall head count.

In 2011, 2012 and 2013, our marketing and advertising expenses were $29.0 million, $8.7 million and $0.3 million, representing 13.3%, 5.7% and 0.4% of our net revenues for the same periods, respectively. We continue to analyze the effectiveness and return on investment of each marketing tool and control over the market and advertising expenses. We devote efforts to identifying cost-effective marketing approaches and optimizing our marketing activities.

In 2011, 2012 and 2013, our rental expenses for our directly operated stores, call center and corporate facilities were $11.1 million, $10.3 million and $6.6 million, representing 5.1%, 6.8% and 7.5% of our net revenues for the same periods, respectively. A small portion of our leases provided for variable rents according to our stores’ sales amounts. The decrease in rental expenses in absolute numbers was primarily due to termination of certain leasing agreements for our warehouses in Shanghai, Beijing, Chengdu and Guangzhou in 2013 as our central logistic center in Wujiang became fully operational in the third quarter of 2012.

Depreciation and Amortization Expenses. Our depreciation and amortization expenses primarily consist of depreciation expenses in connection with leasehold improvements for our directly operated stores, call center, logistics center and corporate facilities. In 2011, 2012 and 2013, our depreciation and amortization expenses were $4.4 million, $4.2 million and $5.2 million, respectively. The increase in 2013 was mainly caused by our new logistics center in Wujiang became fully operational in the third quarter of 2012.

Share-based Compensation Expenses.

In December 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan. The maximum number of shares that may be issued under the 2006 Plan is 63,456,083 ordinary shares. As of December 31, 2013, no options to purchase ordinary shares were available under the 2006 Plan for future grants and outstanding.

In January 2008, we adopted the 2008 Stock Option Plan, or the 2008 Plan. A maximum of 57,370,401 ordinary shares may be issued under the 2008 Plan. As of December 31, 2013, no options to purchase ordinary shares were available for future grant, and 9,891,290 restricted shares and 1,800,000 share options had been granted and outstanding.

In October 2010, we adopted the 2011 Share Incentive Plan, or the 2011 Plan. A maximum of 25,358,047 ordinary shares may be issued under the 2011 Plan. As of December 31, 2013, 6,319,768 restricted shares and 400,000 share options had been granted and outstanding under the 2011 Plan.

In May 2012, we adopted the 2012 Share Incentive Plan, or the 2012 Plan. A maximum of 26,155,837 ordinary shares may be issued in the form of restricted shares, options, or share appreciation rights under the 2012 Plan. As of December 31, 2013, no restricted shares, options or share appreciation rights had been granted under the 2012 Plan.

We recognized share-based compensation expense of $4.4 million, $2.1 million and $4.2 million, for the years ended December 31, 2011, 2012 and 2013, respectively.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. Our subsidiaries in Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

On January 1, 2008, the PRC Corporate Income Tax Law took effect. The PRC Corporate Income Tax Law applies a uniform 25% corporate income tax rate to both foreign-invested enterprises and domestic enterprises, unless tax incentives are granted to special industries and projects. Because Mai Wang Information is qualified as a software enterprise, it was entitled to a 50% reduction of its applicable income tax rate from 2011 to 2012. The reduced applicable income tax rate of Mai Wang Information was 12.5% from 2011 to 2012 and is 25% for 2013 and onwards. Enterprises established prior to March 16, 2007 eligible for preferential tax treatment in accordance with the then-effective tax laws and administrative regulations continue to enjoy preferential tax treatment within a five-year transitional period starting from January 1, 2008. Our other significant PRC subsidiaries and VIEs are subject to the corporate income tax with the tax rate of 25%.

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

Revenue Recognition

We recognize revenue from the sale of both our own and third-party apparel and accessories, home products, healthcare products and other merchandise through 3rd party online platform, including our call center and Internet website, and from the sale of merchandise through our stores. We recognize revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured.

We utilize delivery service providers when sales are made through our online platform. We accept credit card and debit card payments or cash-on-delivery, or COD, for products ordered through our website and call center. Credit and debit card receivables as of December 31, 2011, 2012 and 2013 are immaterial. We normally collect credit and debit card receivables within three to four days after the sale. Credit and debit card processing fees are recorded in selling, general and administrative expenses and were immaterial for all periods presented. For COD sales, the delivery service providers are responsible for collecting payment from the customer at the point of delivery. We estimate and defer revenue and the related product costs for shipments that are in-transit to the customer. Revenue is recognized at the time the customer receives the product which is typically within a few days of shipment. Amounts collected by delivery service providers but not remitted to us are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery are classified as advances from customers. We pay a fee to the delivery service provider and record such fee in cost of goods sold.

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

We allow customers to return product within 7 days of the sale. We provide a longer free return period for members of our VIP program when they reach certain purchase amounts. We estimate sales returns for such sales based on our own historical return experience.

We recognize revenues from sales to franchisees on consignment basis upon sale to the ultimate customer as the consignment agreements allows the franchisee to return 100% of unsold merchandise at any given point of time.

Sales to franchisees on a non-consignment basis are recognized as revenue upon delivery. These franchisees are permitted to return product within certain windows of time, generally based upon the seasons of the year, ranging from 5% to 10% of the specific order placed. We record maximum return allowed as reduction of revenue based on historical return experience.

The revenues from sales through Giosis Mecoxlane will be recorded on gross basis in E-commerce segment as we determined to be the principal in selling products through the M18.com based on the following factors; our customers will place orders through the M18.com operated by Giosis Mecoxlane and we continue to bear inventory risk and are responsible for fulfilling the orders generated. We will pay commission to those Internet platform providers and record them in selling, general and administrative expenses on our consolidated financials.

The transfer of our M18.com website to our joint venture, Giosis Mecoxlane, effective in January 2013 is not considered to be a discontinued operations as we expect to continue to generate revenues and cash flows from E-commerce(formerly known as Internet platform) segment after January 2013 with the formation of Giosis Mecoxlane and relaunch of the M18.com website.

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

We recorded $7.9 million, $9.4 million and $9.5 million of inventory write-downs in 2011, 2012 and 2013, respectively, primarily reflecting the estimated selling price after discount for slow-moving inventories. The majority of our inventory is apparel and accessories, which are seasonal and therefore difficult to sell once the respective season has passed. The increase in inventory write-downs in 2012 compared to 2011 was primarily due to the continuous decline in our sales as a result of worsening market conditions and competition. We expected that some inventory will need to be sold at a larger discount, and some inventory will become obsolete.  As a result, a larger inventory write-down was recorded in 2012. The reason for accruing the inventory write-downs in 2013 was primarily because our sales continued to be negatively impacted by China’s overall economic downturn and the Company tested new store models, along with new brands and products, which resulted in more SKUs in apparels and accessories in 2013. We expected that some of these inventories will need to be sold at a larger discount, and some of them will become obsolete.  As a result, $9.5 million of inventory write-down was recorded in 2013 which is increased slightly compared with 2012.

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

In 2013, we continued to take following steps to manage inventory turnover, (1) conservative growth projection of sales and inventory procurement for 2013 at the end of 2012, (2) dynamic inventory procurement that more closely tracks sales performance, and (3) liquidation of obsolete inventories, including through promotional events conducted on stores, such as on-sale campaigns in stores, and partnership with certain distributors, such as VIPShop, a leading online discount retailer in China providing flash sales on its website.

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, we assess the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, we recognize impairment equal to the difference between the carrying amount and fair value of these assets. We recorded an impairment loss for its long-lived assets in the amount of $4,962,756 for the year ended December 31, 2013.

Investment in an affiliate

An affiliated company is an entity over which we have significant influence, but which we do not control. We generally consider an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the Statement of comprehensive loss and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. Unrealized gains on transactions between us and its affiliated companies are eliminated to the extent of our interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When our share of losses in an affiliated company equals or exceeds its interest in the affiliated company, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliated company.

We are required to perform an impairment assessment of our investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. We have not recorded any impairment losses in any of the periods reported.

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

On January 30, 2013, our board approved a share option exchange program that offered our eligible directors and employees the right to exchange vested outstanding share options under the 2008 and 2010 share incentive plans for our restricted shares at certain applicable ratio. These replacement restricted shares are subject to a vesting schedule of one year after the grant date. As of December 31, 2013, a total of 36 directors and employees tendered an aggregate of 64,850,654 options to exchange for an aggregate of 54,888,589 restricted shares. The grant date fair value of the restricted shares was $4.0 million.

In March, 2013, we granted 630,000 restricted shares at the purchase price of $0.0001 per share. We determined the fair value of the ordinary shares for the above restricted shares awards of $2.39 based on the closing price of our ADS of February 28, 2013.

For the purpose of determining the estimated fair value of our share options, we believe that the expected volatility is the most sensitive assumption since we have limited trading histories at the date we granted our options. Changes in the volatility assumption could significantly impact the estimated fair values of the options calculated by the Black-Scholes option pricing model. Expected volatility is estimated based upon the average stock price volatility of comparable companies over a period commensurate with the expected term of the options.

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

As of December 31, 2013, we had $931,203 of unrecognized compensation cost related to non-vested share-based compensation awards, which we expect to recognize over a weighted-average period of 0.5 year.

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

Assets and operations that are not subject to foreign ownership restrictions by Chinese regulations are held and carried out by our direct and indirect subsidiaries, including businesses of mail order and wholesale, procurement and holding of inventories, property, equipment and land use rights. As of December 31, 2013, approximately $21.7 million of our total assets of $102.6 million, including $0.6 million of cash and cash equivalents, $13.6 million of merchandise inventory, $3.9 million of other receivables, $2.2 million of property and equipment, net and other assets of $1.4 million were held and controlled by our direct and indirect subsidiaries.

Income Tax and Valuation Allowance against Deferred Tax Assets

We estimate income tax expense for each jurisdiction in which we operate and for each period presented, which includes estimating current tax exposure as well as assessing realizable deferred tax assets and deferred tax liabilities. As of December 31, 2011, 2012 and 2013, our deferred tax assets were, $0.3 million, nil and nil, respectively, primarily resulting from temporary differences between our accounting and tax bases, offset by valuation allowance. We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in our consolidated financial statements, and net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. We have provided a full valuation allowance as it is not more likely than not that the net operation losses can be utilized before expiry. If we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our valuation allowance would increase our net income in the period such determination was made. Likewise, if we determined that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would be charged to our consolidated statements of operations in the period such determination is made. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. Significant management judgment based upon the possible sources of taxable income, and the evidence available for each possible sources of taxable income on a jurisdiction by jurisdiction basis, is required in determining income tax expense and deferred tax assets and liabilities. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on our ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. We recognized a valuation allowance of $10.6 million, $15.5 million and $20.7 million as of December 31, 2011, 2012 and 2013, respectively.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for 2009 and 2010, our auditor noted certain significant deficiencies in our internal controls over financial reporting as defined in the standards established by the PCAOB, primarily related to the documentation of certain non-routine transactions and lack of efficient inventory security. In connection with the audit of our consolidated financial statements for 2011, our auditor noted one significant deficiency in our internal controls related to the operating effectiveness of the initial review of account reconciliation for unusual reconciling items for further investigation. In connection with the audit of our consolidated financial statements for 2012 and 2013, no significant deficiencies were identified in our internal controls over financial reporting. Our auditor has not noted any material weakness, as defined in the standards established by the PCAOB, in our internal controls over financial reporting. We have remediated these control deficiencies by adopting several measures, such as engaging a consulting firm to facilitate the design and implementation of our internal control system and hiring additional accounting personnel with U.S. GAAP and Sarbanes-Oxley Act compliance experience as well as installing security equipment in our warehouses, retaining an external security firm and conducting periodical stock count on a timely basis.

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

Recent Accounting Pronouncements

In February 2013, the FASB has issued an authoritative pronouncement related to the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date and to disclose the nature and amount of the obligation as well as other information about those obligations. An entity is required to apply the amendments for fiscal years, and interim periods within those years, beginning after December 15, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In March 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-05 related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This ASU is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. It should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The adoption of the amendments will not have a material impact on the Group’s consolidated financial statements.

In July 2013, the FASB has issued an authoritative pronouncement related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward exists. The guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward. An entity is required to apply the amendments for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

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

	For the Year Ended December 31,
	2011		2012		2013
	(in thousands of $, except for percentage)
		%		%		%
Net revenues:
E-commerce	118,502	54.4	71,830	47.3	22,047	25.2
Call center	52,784	24.2	47,967	31.6	43,671	50.0
Directly operated stores	25,770	11.8	17,343	11.4	14,240	16.3
Franchised stores	20,838	9.6	14,676	9.7	7,465	8.5
Total net revenues	217,894	100.0	151,816	100.0	87,423	100.0
Cost of goods sold (excluding depreciation and amortization) :
E-commerce	92,688	42.5	57,679	38.0	17,765	20.3
Call center	24,400	11.2	19,155	12.6	18,788	21.5
Directly operated stores	12,914	5.9	9,895	6.5	10,102	11.6
Franchised stores	14,737	6.8	10,738	7.1	6,038	6.9
Total cost of goods sold (excluding depreciation and amortization)	144,739	66.4	97,467	64.2	52,693	60.3
Operating expenses:
Selling, general and administrative expenses	104,534	48.0	76,309	50.3	58,780	67.2
Depreciation and amortization expenses	4,411	2.0	4,217	2.8	5,227	6.0
Other operating income, net	(933)	(0.4)	(1,805)	(1.2)	(6,484)	(7.4)
Total operating expenses	108,012	49.6	78,721	51.9	57,523	65.8
Loss from operations	(34,857)	(16.0)	(24,372)	(16.1)	(22,793)	(26.1)
Interest expense	—	—	—	—	(342)	(0.4)
Interest income	2,231	1.0	2,144	1.4	977	1.1
Other income, net	2,307	1.1	120	0.1	1,039	1.2
Loss before income tax, equity in an affiliate and non-controlling interests	(30,319)	(13.9)	(22,108)	(14.6)	(21,119)	(24.2)
Income tax expense	2,944	1.4	324	0.2	—	—
Loss before equity in an affiliate and noncontrolling interests	(33,263)	(15.3)	(22,432)	(14.8)	(21,119)	(24.2)
Loss from equity in an affiliate	—	—	—	—	(5,491)	(6.2)
Net loss	(33,263)	(15.3)	(22,432)	(14.8)	(26,610)	(30.4)
Accretion of non-controlling interest	257	0.1	20	0.0	103	0.1
Net loss attributable to non-controlling interests	(296)	(0.1)	(20)	(0.0)	(103)	(0.1)
Net loss attributable to the Mecox Lane’s shareholders	(33,224)	(15.3)	(22,432)	(14.8)	(26,610)	(30.4)

The following table sets forth our net revenues, cost of goods sold and gross profit by segment, both in absolute amount and as a percentage of total net revenues for the period indicated.

	For the Year Ended December 31,
	2011		2012		2013
	(in thousands of $, except for percentage)
		%		%		%
Net revenues:
E-commerce	118,502	54.4	71,830	47.3	22,047	25.2
Call center	52,784	24.2	47,967	31.6	43,671	50.0
Directly operated stores	25,770	11.8	17,343	11.4	14,240	16.3
Franchised stores	20,838	9.6	14,676	9.7	7,465	8.5
Total net revenues	217,894	100.0	151,816	100.0	87,423	100.0
Cost of goods sold (1):
E-commerce	92,688	42.5	57,679	38.0	17,765	20.3
Call center	24,400	11.2	19,155	12.6	18,788	21.5
Directly operated stores	12,914	5.9	9,895	6.5	10,102	11.6
Franchised stores	14,737	6.8	10,738	7.1	6,038	6.9
Total cost of goods sold	144,739	66.4	97,467	64.2	52,693	60.3
Gross profit (1) :
Internet platform	25,814	11.9	14,151	9.3	4,282	4.9
Call center	28,384	13.0	28,812	19.0	24,883	28.5
Directly operated stores	12,856	5.9	7,448	4.9	4,138	4.7
Franchised stores	6,101	2.8	3,938	2.6	1,427	1.6
Total gross profit	73,155	33.6	54,349	35.8	34,730	39.7

(1)              Segment cost of goods sold and gross profit reviewed by the chief operating decision maker exclude depreciation and amortization expenses.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The weighted average exchange rates of RMB against U.S. dollar used for the consolidated statements of operations increased for 2013 compared with 2012. As substantially all of our revenues and most of our expenses are denominated in RMB, the appreciation in the value of RMB relative to the U.S. dollar affected our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The impact of foreign currency translation to our revenue and expense line item is discussed below.

Net Revenues.

Our net revenues decreased by 42.4% from $151.8 million in 2012 to $87.4 million in 2013, mainly due to the overall decrease in net revenues from the Company’s e-commerce channel, as well as the decrease in net revenues from the Company’s call center and physical stores partially offset by an increase in revenue attributable to foreign currency translation of 1.5% compared to 2012.

E-commerce Channels. Net revenues generated from our e-commerce channels decreased by 69.3% from $71.8 million in 2012 to $22.0 million in 2013. This decrease was primarily due to a decrease in the Company’s sales on M18.com after the website was re-launched as a brand-neutral open platform and operated by Giosis Mecoxlane. The decrease in net revenues was partially offset by an increase in the Company’s sales on independent e-commerce platforms, such as TMall.com and VIPshop. Our sales from M18.com decreased by approximately 90.8% from $67.1 million in 2012 to $6.2 million in 2013, and the sales from TMall.com and VIPshop increased from $4.6 million in 2012 to $13.7 million in 2013.

Call Center.  Net revenues generated from our call center decreased by 9.0% from $48.0 million in 2012 to $43.7 million in 2013. This decrease was primarily due to a decline in orders placed through the call center as a result of the discontinuation of the Company’s print catalog in the first quarter of 2013.

Directly Operated Stores.  Net revenues generated from our directly operated stores decreased by 17.9% to $14.2 million in 2013 from $17.3 million in 2012. The decrease was primarily due to a decline in the number of directly operated stores in operation from an average of 91 stores in 2012 to an average of 60 stores in 2013, partially offset by an increase in average store sales.

Franchised Stores.  Net revenues generated from sales to our franchisees decreased by 49.1% from $14.7 million in 2012 to $7.5 million in 2013. This decrease was primarily due to a decline in the number of franchised stores from an average of 266 stores in 2012 to an average of 230 stores in 2013 and the decline in average store sales for franchised stores.

Cost of Goods Sold (ex-D&A).  Our cost of goods sold ex-D&A decreased by 45.9% from $97.5 million in 2012 to $52.7 million in 2013, due to the decrease in goods sold in 2013, partially offset by an increase in cost of goods sold ex-D&A attributable to foreign currency translation of 1.4% compared to 2012.

E-commerce Channels.  Cost of goods sold attributable to our E-commerce Channels decreased by 69.2% from $57.7 million in 2012 to $17.8 million in 2013. This decrease corresponded to the decrease in the sales through the E-commerce Channels during 2013. For our E-commerce Channels, cost of goods sold as a percentage of net revenues was 80.6% in 2013 compared to 80.3% in 2012.

Call Center.  Cost of goods sold attributable to our call center decreased by 1.9% from $19.2 million in 2012 to $18.8 million in 2013. This decrease corresponded to the decrease in sales through call center. For our call center, cost of goods sold as a percentage of net revenues was 43.0% in 2013 compared to 39.9% in 2012, primarily due to more third-party branded products with higher cost were sold during 2013.

Directly Operated Stores.  Cost of goods sold attributable to our directly operated stores increased by 2.1% from $9.9 million in 2012 to $10.1 million in 2013. This increase was primarily due to the inventory write down of $4.1 million recorded during 2013 as the Company tested new store models, along with new brands and products, partially offset by the decline of the number of directly operated stores as explained above and a corresponding decrease in sales from directly operated stores.

Franchised Stores .  Cost of goods sold attributable to our franchised stores decreased by 43.8% from $10.7 million in 2012 to $6.0 million in 2013. This decrease was primarily due to the decrease of the number of franchised stores as explained above and a corresponding decrease in sales from franchised stores.

Segment Gross Profit.  Our total segment gross profit decreased by 36.1% from $54.3 million in 2012 to $34.7 million in 2013 and our total gross margin increased by 3.9% from 35.8% in 2012 to 39.7% in 2013. The increase in gross margin was primarily due to the increase in the weighting of the call center in total net revenues, which generated a higher margin than other segments, as well as a 1.6% increase in total segment gross profit attributable to foreign currency translation compared to 2012.

E-commerce Channels Segment.  Gross profit attributable to our Internet platform segment decreased by 69.7% from $14.2 million in 2012 to $4.3 million in 2013. The gross margin for our Internet platform segment was 19.4% in 2013 compared to 19.8% in 2012.

Call Center Segment.  Gross profit attributable to our call center segment decreased by 13.6% from $28.8 million in 2012 to $24.9 million in 2013. The gross margin for our call center segment was 57.0% in 2013 compared to 60.1% in 2012.

Directly Operated Store Segment.  Gross profit attributable to our directly operated store segment decreased by 44.4% from $7.4 million in 2012 to $4.1 million in 2013. The gross margin for our directly operated store segment was 29.1% in 2013 compared to 42.9% in 2012.

Franchised Store Segment.  Gross profit attributable to our franchised store segment decreased from $3.9 million in 2012 to $1.4 million in 2013. The gross margin for our franchised store segment was 19.1% in 2013 compared to 26.8% in 2012.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by 22.9% from $76.3 million in 2012 to $58.8 million in 2013, partially offset by a 2.0% increase in our selling, general and administrative expenses attributable to foreign currency translation compared to 2012. Other factors contributing to the decrease were primarily due to our control over marketing and advertising efforts and labor expenses. Our compensation and benefit expenses decreased by 16.8% from $39.2 million in 2012 to $32.6 million in 2013, primarily due to a decrease in head count.

Our marketing and advertising expenses decreased by 96.6% from $8.7 million in 2012 to $0.3 million in 2013, primarily due to our control over marketing efforts to promote our products and brands, partially offset by an 0.1% increase in our marketing and advertising expenses attributable to foreign currency translation compared to 2012.

Rental expenses for our directly operated stores, call center, logistics center and corporate facilities decreased by 35.9% from $10.3 million in 2012 to $6.6 million in 2013, primarily due to termination of certain leasing agreements for our warehouse in Shanghai, Beijing, Chengdu and Guangzhou in 2013 as our central logistic center in Wujiang became fully operational in the third quarter of 2012, partially offset by a 1.6% increase in rental expenses for our directly operated stores, call centers, logistics center and corporate facilities attributable to foreign currency translation compared to 2012.

Our asset impairment expenses increased by 194.1% from $1.7 million in 2012 to $5.0 million in 2013, primarily due to the $3.7 million of impairment expense for held-for-sale assets, which is the Logistic Center including the prepaid land use right approved to sell in October 2013, along with $1.3 million of impairment expense for leasehold improvements.

Depreciation and Amortization. Our depreciation and amortization increased by 24.0% from $4.2 million in 2012 to $5.2 million in 2013, mainly due to our central logistic center in Wujiang became fully operational in the third quarter of 2012, recorded only four months’ depreciation for 2012, partially offset by an increase in depreciation and amortization attributable to foreign currency translation.

Loss from Operations. As a result of the foregoing, our loss from operation of $22.8 million in 2013, compared to loss from operations of $24.4 million in 2012.

Income Tax Expense. Our income tax expenses decreased from $0.3 million in 2012 to nil in 2013. During 2013, we concluded that it is more likely than not that we will not generate sufficient taxable profits to utilize the deferred tax assets and therefore we recognized a full valuation allowance of $20.7 million against our deferred tax assets of $20.7 million generated in 2013.

Interest Income. Our interest income decreased to approximately $1.0 million in 2013 from approximately $2.1 million in 2012. The decrease was primarily attributed to withdrawal of partial funds from our deposits.

Other Operating Income, Net. Our net other operating income increased to $6.5 million in 2013 from $1.8 million in 2012 primarily due to the Company recording a gain of $6.0 million in connection with the contribution of intangible assets to its joint venture, Giosis Mecoxlane.

Other Income, Net. Our net other income increased to $1.0 million in 2013 from $0.1 million in 2012 primarily due to exchange gain of $1.0 million in 2013 from deposits denominated in RMB after the IPO in late October 2010 and the Renminbi appreciated against the U.S. Dollar by 2.7 % from the rate of RMB6.3088 to $1.00 in 2012 to RMB6.1412 to $1.00 in 2013, compared with an appreciation by 2.2% in 2012.

Loss from Equity in an Affiliate. Our loss from equity in an affiliate was $5.5 million in 2013 compared to nil in 2012. In November 2012, we entered into a subscription and contribution agreement with Giosis Pte. Ltd to form a joint venture, Giosis Mecoxlane.  Giosis holds 60% and the Company holds 40% of the outstanding equity interests of Giosis Mecoxlane. We accounted for its investment in Giosis Mecoxlane under the equity method.

Net Loss .  As a result of the foregoing, our net loss increased from $22.4 million in 2012 to $26.6 million in 2013. Our adjusted net loss increased from $20.3 million in 2012 to $22.4 million in 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The weighted average exchange rates of RMB against U.S. dollar used for the consolidated statements of operations increased for 2012 compared with 2011. As substantially all of our revenues and most of our expenses are denominated in RMB, the appreciation in the value of RMB relative to the U.S. dollar affected our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The impact of foreign currency translation to our revenue and expense line item is discussed below.

Net Revenues .

Our net revenues decreased by 30.3% from $217.9 million in 2011 to $151.8 million in 2012, mainly due to a decrease in our net revenues from Internet platform and our directly operated stores, partially offset by an increase in revenue attributable to foreign currency translation of 1.7% compared to 2011.

Internet platform. Net revenues generated from our Internet platform decreased by 39.4% from $118.5 million in 2011 to $71.8 million in 2012. This decrease was primarily due to (i) a 42.0% decrease in 2012 in the number of average monthly unique visitors of our website compared with 2011, (ii) a 45.4% decrease in 2012 in the number of customers making purchases through our Internet platform compared with 2011 and (iii) a 43.2% decrease in 2012 in the number of orders placed via our Internet platform compared with 2011, partially offset by a 59.2% decrease from approximately $10.3 million in 2011 to approximately $4.6 million in 2012 in coupons and discount promotions fees that were offered to customers and deducted from net revenues directly. The decrease in the number of average monthly unique visitors of our website, the number of customers making purchase and number of orders placed via our Internet platform was primarily a result of the intensified competition in the online retail environment for our products in 2012.

Call Center.  Net revenues generated from our call center decreased by 9.1% from $52.8 million in 2011 to $48.0 million in 2012. This decrease was primarily due to a decline in orders placed through the call center, which is consistent with the market-wide trend in consumer behavior in China in favor of e-commerce shopping, and to a reduction in our catalog circulation.

Directly Operated Stores.  Net revenues generated from our directly operated stores decreased by 32.9% to $17.3 million in 2012 from $25.8 million in 2011. The decrease was primarily due to a decline in the number of directly operated stores in operation from an average of 117 stores in 2011 to an average of 91 stores in 2012 and the decline in average store sales for directly operated stores.

Franchised Stores.  Net revenues generated from sales to our franchisees decreased by 29.3% from $20.8 million in 2011 to $14.7 million in 2012. This decrease was primarily due to a decline in the number of franchised stores from an average of 306 stores in 2011 to an average of 266 stores in 2012 and the decline in average store sales for franchised stores.

Cost of Goods Sold (ex-D&A).  Our cost of goods sold ex-D&A decreased by 32.6% from $144.7 million in 2011 to $97.5 million in 2012, due to the decrease in goods sold in 2012, partially offset by an increase in cost of goods sold ex-D&A attributable to foreign currency translation of 1.6% compared to 2011.

Internet platform.  Cost of goods sold attributable to our Internet platform decreased by 37.8% from $92.7 million in 2011 to $57.7 million in 2012. This decrease corresponded to the decrease in the sales through the Internet platform during 2012. For our Internet platform, cost of goods sold as a percentage of net revenues was 80.4% in 2012 compared to 78.2% in 2011.

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

Franchised Stores.  Cost of goods sold attributable to our franchised stores decreased by 27.2% from $14.7 million in 2011 to $10.7 million in 2012. This decrease was primarily due to the decrease of the number of franchised stores as explained above and a corresponding decrease in sales from franchised stores.

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

Directly Operated Store Segment.  Gross profit attributable to our directly operated store segment decreased by 42.6% from $12.9 million in 2011 to $7.4 million in 2012. The gross margin for our directly operated store segment was 42.9% in 2012 compared to 49.9% in 2011.

Franchised Store Segment .  Gross profit attributable to our franchised store segment decreased from $6.1 million in 2011 to $3.9 million in 2012. The gross margin for our franchised store segment was 26.8% in 2012 compared to 29.3% in 2011.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by 27.0% from $104.5 million in 2011 to $76.3 million for the year ended December 31, 2012, partially offset by an 1.7% increase in our selling, general and administrative expenses attributable to foreign currency translation compared to 2011. Other factors contributing to the decrease were primarily due to our control over marketing and advertising efforts and labor expenses. Our compensation and benefit expenses decreased by 16.2% from $46.8 million in 2011 to $39.2 million in 2012, primarily due to a decrease in head count.

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

Loss from Operations. As a result of the foregoing, our loss from operation of $24.4 million in 2012, compared to income from operations of $34.9 million in 2011.

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

Net Loss .  As a result of the foregoing, our net loss decreased from $33.3 million in 2011 to $22.4 million in 2012. Our adjusted net loss decreased from $28.9 million in 2011 to $20.3 million in 2012.

B.                                    Liquidity and Capital Resources.

Cash Flows and Working Capital

Our principal source of liquidity in recent years has been cash generated from operating activities. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and which have maturities of three months or less when purchased. Cash and cash equivalents at December 31, 2013 were $15.7 million compared with $13.3 million at December 31, 2012. We believe that our current cash, cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures. If our existing cash is insufficient to meet our short-term working capital requirements during the next twelve months, we may seek to borrow from banks. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. Our primary uses of cash are to fund working capital, operating expenses and capital expenditures related primarily to the opening of new directly operated stores and investment in the logistics center located in Wujiang.

Our primary use of cash included (i) cash used for purchase of merchandise and related services of $194.7 million, $132.3 million and $80.0 million, in 2011, 2012 and 2013, respectively; (ii) cash used for compensation to our employees of $43.8 million, $40.7 million and $28.4 million, in 2011, 2012 and 2013, respectively; (iii) cash used for the new logistics center located in Wujiang of $37.8 million, $6.5 million and $0.8 million, in 2011, 2012 and 2013, respectively; (iv) cash used for advertising of $28.1 million, $10.9 million and $2.7 million, in 2011, 2012 and 2013, respectively; and (v) cash used for paying tax and other levies of $11.2 million, $7.2 million and $9.2 million in 2011, 2012 and 2013, respectively.

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

On May 21, 2012, we announced a share repurchase plan to repurchase up to US$10.0 million of our ADSs from May 20, 2012 to May 19, 2013. As end of the share repurchase program, we repurchased an aggregate of 315,883 ADSs (approximately 1,579,415 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change on February 1, 2013) on the open market for a total cash consideration of $1,273,364.

We are a holding company, and we rely principally on dividends and other distributions on equity from our subsidiaries in China for our cash requirements such as paying dividends to our shareholders in the future. PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Such transfer will be subject to PRC government’s control of currency conversion and will incur cost in the form of PRC withholding tax.  See “Item 3. Key Information — D. Risk Factors - We principally rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us, or the tax implications of making payments to us, could materially adversely affect our ability to conduct our business.”, “— Restrictions on currency exchange may limit our ability to receive and use our revenues effectively”, and “— Governmental control of currency conversion may affect the value of your investment.” As of December 31, 2013, we had, on a consolidated basis, accumulated losses of $109.4 million, representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder. Our relevant PRC subsidiaries are not able to distribute dividends to us until the accumulated losses have been made up. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after- tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands of $)

Net cash used in operating activities	(19,709)	(10,990)	(15,090)
Net cash (used in) provided by investing activities	(24,405)	(15,611)	17,328
Net cash provided by (used in) financing activities	15	(562)	939
Effect of exchange rate changes	(1,815)	356	(732)
Net (decrease) increase in cash and cash equivalents	(45,914)	(26,807)	2,445
Cash and cash equivalents at beginning of the year	86,012	40,098	13,291
Cash and cash equivalents at end of the year	40,098	13,291	15,736

Operating Activities

Net cash used in operating activities in 2013 amounted to $15.1 million, which was primarily attributable to a net loss of $26.6 million, $1.7 million decrease in accrued expenses as a result of less advertising incurred and less carrier fee corresponding to the decrease of our net revenue, and $2.6 million decrease in accounts payable as a result of less procurement of inventories in the last quarter of 2013, as well as $1.1 million decrease in advance from customers and $1.5 million decrease in other current liabilities as a results of more franchised stores closed in the last quarter of 2013 and a decrease of franchised stores procurement and franchised stores deposit; partially offset by (1) a $3.6 million decrease in merchandise inventories primarily as a result of less procurement in 2013 and our effort to manage the overall inventory level; and (2) $1.1 million decrease in other receivables as a result of a decrease of VAT deductible due to the less procurement of inventories 2013. The principal non-cash items accounting for the difference between our net loss and our net cash used in operating activities in 2013 were $6.0 million gain on disposal of intangible assets in connection with the partial disposal of the contributed intangible assets to its joint venture, Giosis Mecoxlane, $5.5 million equity in loss of an affiliate, $5.2 million in depreciation and amortization and $4.2 million in share-based compensation, $1.2 million loss on disposal of property and equipment, as well as $5.0 million in impairment losses.

Net cash used in operating activities in 2012 amounted to $11.0 million, which was primarily attributable to a net loss of $22.4 million, $3.6 million decrease in accrued expenses as a result of less advertising issued and less carrier fee corresponding to the decrease of our net revenue, and $2.5 million decrease in accounts payable as a result of less procurement of inventories in the last quarter of 2012, partially offset by (1) a $4.0 million decrease in merchandise inventories primarily as a result of less procurement in 2012 and our effort to manage the overall inventory level; and (2) $1.8 million decrease in other receivables as a result of a decrease of VAT deductible due to the less procurement of inventories 2012. The principal non-cash items accounting for the difference between our net loss and our net cash used in operating activities in 2012 were $4.2 million in depreciation and amortization and $2.1 million in share-based compensation, as well as $1.7 million in impairment losses.

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

Investing Activities

Net cash from investing activities amounted to $17.3 million in 2013, primarily due to $8.0 million for purchasing structured time deposits and $4.1 million for purchasing the property and equipment in 2013, partly offset by $28.7 million of proceeds from structured time deposits.

Net cash used in investing activities amounted to $15.6 million in 2012, primarily due to $20.7 million for purchasing structured time deposits, $10.2 million for purchasing the property and equipment and $5.0 million of capital contribution to Giosis Mecoxlane, our joint venture with Giosis, in 2012, partly offset by $20.6 million of proceeds from structured time deposits.

Net cash used in investing activities amounted to $24.4 million in 2011, primarily due to $33.6 million for purchasing the property and equipment and $20.6 million for purchasing structured time deposits, partly offset by $30.2 million of proceeds from structured time deposits.

Financing Activities

Cash flows from financing activities were $0.9 million in 2013, primarily due to $18.7 million of proceeds from short-term borrowings, partly offset by $17.1 million of repayment of short-term borrowings and the repurchase of our treasury shares of $0.7 million.

Cash flows used in financing activities were $0.6 million in 2012, primarily due to the repurchase of our ADSs in the amount of $0.6 million.

Cash flows from financing activities were $15,413 in 2011, primarily due to refund of the offering expenses incurred.

Accounts Receivable and Accounts Receivable Turnover Days

	As at/for the year ended 31 December
	2011	2012	2013

Accounts receivables balance, net of allowance for doubtful accounts (in millions of $)	2.4	1.5	1.7
Average accounts receivables turnover days(1)	3.2	4.5	6.7

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

We start recognizing accounts receivable from the date we recognize revenues. We recognize and carry accounts receivable at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We consider factors such as delivery service provider credit-worthiness, past experience with third-party delivery service providers and current economic industry trends when we determine the collectability of specific delivery service provider accounts. Allowance for doubtful accounts for accounts receivable was approximately $0.1 million, $0.1 million and $0.1 million for 2011, 2012 and 2013, respectively. Bad debts are written off as incurred.

Inventories and Inventory Turnover Days

	As at/for the year ended 31 December
	2011	2012	2013

Inventories balance (in millions of $)	31.3	27.3	24.6
Average inventory turnover days(1)	100.7	108.3	179.8

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

The increase in our inventory turnover days from 2012 to 2013 was primarily due to the decrease in cost of goods sold as a result of sales decline in 2013, and in response to such sales decline, more SKUs offered in apparels and accessories in 2013 compared to 2012.

The increase in our inventory turnover days from 2011 to 2012 was primarily due to the decrease in cost of goods sold as a result of sales decline in 2012.

Merchandise inventories are a significant asset on our balance sheet, representing approximately 20.1%, 21.3% and 24.0% of our total assets as of December 31, 2011 and 2012 and 2013, respectively. Merchandise Inventories decreased from $27.3 million as of December 31, 2012 to $24.6 million as of December 31, 2013 primarily due to our efforts to maintain proper inventory levels to preserve cash, and minimize the negative impact of inventory rising due to more SKUs offered in 2013. In 2013, we monitor our inventories and plan to manage optimal levels of inventory in order to preserve cash and meet our working capital requirement. Currently, we monitor our inventory categories closely by assessing sales performance on a daily basis, to ensure that aging goals are achieved to limit the need to sell significant amounts of merchandise below cost. Slow-moving or excess inventories may be disposed of through Internet clearance sales, on-sale campaign in stores, partnership with distributors and other liquidations after the expiration of the lifecycle of our products.

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

Capital Expenditure

Our capital expenditures totaled approximately $4.1 million in 2013, primarily used in the leasehold improvement for our physical stores. We estimate that our capital expenditures in 2014 will be approximately $5.0 million, which will be used primarily for the leasehold improvement for our physical stores. We may fund part of the capital expenditures for these plans with additional borrowings from third parties, including banks, and if any, cash from operations.

C.                                    Research and Development, Patents and Licenses, Etc.

Intellectual Property

We regard our trademarks, trade secrets, patents and similar intellectual property as critical to our success, and rely on trademark and patent law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers and others to protect our proprietary rights. We maintain 222 trademark registrations in the Greater China area and are in the process of applying for registration of 45 trademarks in the Great China area. We are the exclusive licensee of Weinin, a trademark registration in China, for our health food products. We own 24 copyrights related to computer software.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2013 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payment Due by Period (in US$ thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Operating leases	7,274	3,624	2,036	1,574	40
Purchase obligations	498	498	—	—	—
Total contractual obligations	7,772	4,122	2,036	1,574	40

Our operating lease obligations related to lease agreements with lessors of our directly operated stores, call center, logistics center and corporate facilities in China. We are obligated to pay additional rentals that are contingent on the sales at certain of our directly operated stores. Such rentals are expensed as incurred and have not been included above as such amounts cannot be determined until the contingencies have been resolved. Contingent rental expenses were $0.9 million, $0.8 million and $0.8 million for the years ended December 31, 2011, 2012 and 2013, respectively.

G.                                    Safe Harbor

See “Forward Looking Information” on page 7 of this annual report.

Item 6.         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Neil Nanpeng Shen	46	Chairman
Alfred Beichun Gu	44	Director and Chief Executive Officer
Herman Yu	43	Independent Director
Dazhong Qin	45	Independent Director
Anthony Kai Yiu Lo	65	Independent Director
David Jian Sun	49	Independent Director
Davin Alexander Mackenzie	53	Independent Director
Michael Guisheng Liu	37	Acting Chief Financial Officer
Willy Yili Wu	60	Head of Health and Beauty Division

Biographical Information

Mr. Neil Nanpeng Shen has served as our chairman since December 2007. Mr. Shen was nominated by Maxpro and Ever Keen, each a holder of our ordinary shares. Mr. Shen is the founding managing partner of Sequoia Capital China Advisors (Hong Kong) Limited and has been with Sequoia Capital China Advisors (Hong Kong) Limited since its inception in October 2005. Mr. Shen co-founded Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China listed on NASDAQ, and Ctrip.com International, Ltd., or Ctrip, a NASDAQ-listed travel consolidator in China. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a real estate service company in China listed on the New York Stock Exchange, , a director of Qihoo 360 Technology Co., Ltd., a technology company listed on New York Stock Exchange, a director of Peak Sport Products Co., Limited, a sportswear company listed on the Hong Kong Stock Exchange, and also a director of Le Gaga Holdings Limited, a NASDAQ-listed greenhouse vegetable producer based in China. Mr. Shen also serves on the boards of a number of private companies based in China. He served as Ctrip’s chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University, China in 1988 and a master’s degree from the School of Management at Yale University in 1992.

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

Mr. Michael Guisheng Liu has served as our acting CFO since January 2014. Mr. Liu joined us in 2009, has served as our vice president of finance since November 2013, and was a key member of our financial team during our initial public offering in 2010. Prior to joining us, Mr. Liu worked in the finance departments of McDonald’s (China) and Really Sports (China) for a total of seven years. Mr. Liu graduated from Tongji University in 2000.

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

B.                                    Compensation

For the year ended December 31, 2013, we paid an aggregate of approximately RMB2.1 million ($0.4 million) in cash to our executive officers, and we paid an aggregate of RMB1.4 million ($0.2 million) in cash to our non-executive directors. Our executive officers are not and will not be compensated, directly or indirectly, by any affiliated entity, including our subsidiaries, for services rendered to us. For options granted to our executive officers and directors, see “—Share Incentive Plan.”

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

Share Incentive Plans

2006 Stock Option Plan and 2008 Stock Option Plan

We have adopted our 2006 Stock Option Plan and our 2008 Stock Option Plan, or the Plans, to promote our success and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. We may issue a maximum of 63,456,083 shares under our 2006 Stock Option Plan and 57,370,401 shares under our 2008 Stock Option Plan. As of the date of this annual report, the aggregate number of our ordinary shares underlying our outstanding awards under our 2006 Stock Option Plan and our 2008 Stock Option Plan is nil and 2,587,500, respectively. Our 2006 Stock Option Plan and our 2008 Stock Option Plan are substantively identical.

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

2011 Share Incentive Plan

We adopted our 2011 Share Incentive Plan, or 2011 Plan in October 2010. We may issue a maximum of 25,358,047 shares pursuant to the 2011 Plan. As of the date of this annual report, the aggregate number of our ordinary shares underlying our outstanding awards under our 2011 Plan is 3,664,874. We will continue to grant awards under the 2011 Plan unless our compensation committee determines otherwise.

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

2012 Share Incentive Plan

We adopted our 2012 Share Incentive Plan, or 2012 Plan in May 2012. We may issue a maximum of 26,155,836 shares pursuant to the 2012 Plan. As of the date of this annual report, no restricted shares, options or share appreciation rights had been granted under the 2012 Plan.

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

The following table summarizes, as of the date of this annual report, the outstanding options that we have granted to several of our directors and executive officers and other individuals as a group under our share incentive plans:

Name	Ordinary Shares Underlying	Exercise Price (US$/Share)	Grant Date	Expiration Date

Other individuals as a group	1,100,000	0.16	January 8, 2008	January 7, 2018

	550,000	0.16	February 19, 2009	February 18, 2019

	150,000	0.16	July 1, 2009	June 30, 2019

	400,000	0.16	March 23, 2011	March 22, 2021

The following table summarizes the restricted shares that we have granted to several of our directors and executive officers as a group in 2011, 2012 and 2013.

Name	Restricted Shares	Grant Price (US$/Share)	Grant Date

Alfred Beichun Gu	1,869,057	0.0001	October 4, 2011

	22,610,654	0.0001	February 2, 2013

	11,143,435	0.0001	May 11, 2013

Michael Guisheng Liu	*	0.0001	October 4, 2011

	*	0.0001	February 2, 2013

Willy Yili Wu	*	0.0001	October 4, 2011

	*	0.0001	February 2, 2013

Director and executive officers as a group	2,394,057	0.0001	October 4, 2011

	26,196,154	0.0001	February 2, 2013

	630,000	0.0001	March 1, 2013

	11,143,435	0.0001	May 11, 2013

Other individuals as a group	9,283,990	0.0001	October 4, 2011

	13,103,000	0.0001	February 2, 2013

	4,446,000	0.0001	February 22, 2013

*                                        Restricted shares held by such person comprise less than 1% of our outstanding ordinary shares.

On January 30, 2013, our board approved a share option exchange program that offered our eligible directors and employees the right to exchange unexercised vested outstanding share options to purchase our ordinary shares granted under the 2006, 2008 and 2011 share incentive plans for our restricted shares at certain applicable ratio. These replacement restricted shares are subject to a vesting schedule of one year after the grant date. As of the date of this annual report, a total of 36 directors and employees tendered an aggregate of 64,850,654 options to exchange for an aggregate of 54,888,589 restricted shares. The grant date fair value of the restricted shares was $4.0 million. The replacement restricted shares to our directors, officers and employees as listed below:

Name	Number of Restricted Shares Granted	Date of Grant of Restricted Shares	Date of Grant of Cancelled Option
Neil Nanpeng Shen	*	February 2, 2013	October 26, 2010
Alfred Beichun Gu	17,975,014	February 2, 2013	February 19, 2009
	4,635,640	February 2, 2013	July 1, 2009
	11,143,435	May 11, 2013	January 8, 2008
Herman Yu	*	February 2, 2013	June 13, 2011
Dazhong Qin	*	February 2, 2013	December 16, 2011
Anthony Kai Yiu Lo	*	February 2, 2013	October 26, 2010
David Jian Sun	*	February 2, 2013	October 26, 2010
Davin Alexander Mackenzie	*	February 2, 2013	December 16, 2011
Michael Liu	*	February 2, 2013	July 1, 2009
	*	February 2, 2013	June 13, 2011
Willy Yili Wu	*	February 2, 2013	January 8, 2008
	*	February 2, 2013	February 19, 2009
	*	February 2, 2013	July 1, 2009
	*	February 2, 2013	March 23, 2011
Directors and executive officers as a group	835,500	February 2, 2013	January 8, 2008
	18,475,014	February 2, 2013	February 19, 2009
	4,835,640	February 2, 2013	July 1, 2009
	510,000	February 2, 2013	October 26, 2010
	780,000	February 2, 2013	March 23, 2011
	170,000	February 2, 2013	June 13, 2011
	340,000	February 2, 2013	December 16. 2011
	11,143,435	May 11, 2013	January 8, 2008
Other individuals as a group	3,061,000	February 2, 2013	January 8, 2008
	2,350,000	February 2, 2013	February 19, 2009
	5,040,000	February 2, 2013	July 1, 2009
	1,704,000	February 2, 2013	March 23, 2011
	1,198,000	February 2, 2013	June 13, 2011
	1,481,000	February 22, 2013	January 8, 2008
	800,000	February 22, 2013	February 19, 2009
	650,000	February 22, 2013	July 1, 2009
	725,000	February 22, 2013	March 23, 2011
	790,000	February 22, 2013	June 13, 2011

*                                        Restricted shares held by such person comprise less than 1% of our outstanding ordinary shares.

C.                                    Board Practices

In 2013, most of our directors attended all the meetings of our board and its committees on which they served after becoming members of our board. No director is entitled to any severance benefits upon termination of his directorship with us.

Board of Directors

Our board of directors consists of seven members. A director is not required to hold any shares in the company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of the directors.  A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so, his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertaking, property and uncalled capital and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of us or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

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

Compensation Committee

Our compensation committee consists of Messrs. Davin Alexander Mackenzie, David Jian Sun and Anthony Kai Yiu Lo. Mr. Mackenzie, Mr. Sun and Mr. Lo satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. Mr. Sun is the chair of our compensation committee. Our compensation committee will assist the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. None of our directors serve as a director or officer of our VIEs.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each of our annual general meeting, each of our directors is subject to retirement but then is eligible for re-election as a director at the same meeting. Subject to the foregoing, our directors will hold office until such time as they are removed from office by special resolution of the shareholders or they voluntarily resign from their office. A director will be removed from office automatically if, among other things, the director dies, becomes bankrupt or makes any arrangement or composition with his creditors, or is found to be or becomes of unsound mind, or, without special leave of absence from our board, is absent from three consecutive meetings of our board and the board resolves that his office be vacated. We may appoint any person to be a director by ordinary resolution of shareholders of our company.

D.                                    Employees

Our Employees

We had 3,586, 2,391 and 1,592 employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of our employees categorized by areas of operations and as a percentage of all employees as of December 31, 2013:

Operations	Number of employees	Percentage of total
E-commerce channels and call center	854	53.6%
Stores	376	23.6%
Logistics	212	13.3%
Design and product sourcing	98	6.2%
Marketing, management and administration	52	3.3%
Total	1,592	100.0%

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

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of date of March 31, 2014, by:

•              each of our directors and executive officers who are also our shareholders; and

•              each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Share Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:
Neil Nanpeng Shen (3)**	125,095,600	27.4
Alfred Beichun Gu (4)**	53,844,171	11.8
Herman Yu(5)**	77,261,529	16.9
Dazhong Qin (6)**	35,655,806	7.8
Anthony Kai Yiu Lo(7)	*	*
David Jian Sun (8)	*	*
Davin Mackenzie (9)	*	*
Michael Guisheng Liu (10)	*	*
Willy Yili Wu (11)	*	*
All Directors and Executive Officers as a Group (12)	294,183,676	64.5

Principal Shareholders:
Maxpro Holdings Limited (13)**	75,473,344	16.5
Ever Keen Holdings Limited (14)**	49,347,256	10.8
First Flite Holdings Co., Ltd. (15)**	53,844,171	11.8
SINA Corporation (16)**	76,986,529	16.9
Brilliant King Group Limited (17)**	35,380,806	7.8

*                                         Less than 1%

**                                  On January 29, 2014, Maxpro Holdings Limited, Ever Keen Holdings Limited, First Flite Holdings Co., Ltd.,  SINA Corporation and Brilliant King Group Limited, our existing shareholders, entered into a definitive share purchase agreement with Cnshangquan, pursuant to which Cnshangquan has agreed to purchase 290,564,842 ordinary shares of the Company from these existing shareholders, representing approximately 63.7% of the issued and outstanding ordinary shares of the Company as of December 31, 2013, for a total cash consideration of approximately $39 million. Such transactions are expected to close in the second quarter of 2014, subject to the satisfaction of customary closing conditions, including certain PRC government approvals, and will result in a change in control of the Company upon consummation.

(1)     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities

(2)     For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 451,620,445 ordinary shares outstanding and 4,466,892 restricted shares as of the date of March 31, 2014.

(3)     Represents 75,473,344 ordinary shares and 49,347,256 ordinary shares held by Maxpro Holdings Limited and Ever Keen Holdings Limited, respectively, and 205,000 ordinary shares and 70,000 restricted shares held by Mr. Shen. Mr. Shen is the sole director of Ever Keen Holdings Limited and Maxpro Holdings Limited. Mr. Shen disclaims beneficial ownership with respect to the shares held by Maxpro Holdings Limited and Ever Keen Holdings Limited except to the extent of his pecuniary interest therein. The business address for Mr. Shen is Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong, PRC.

(4)     Represents 50,591,024 ordinary shares and 3,253,147 restricted held by First Flite Holdings Co., Ltd. The business address for Mr. Gu is 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

(5)     Represents 76,986,529 ordinary shares held by SINA Corporation, and 205,000 ordinary shares and 70,000 restricted shares held by Herman Yu, respectively. Herman Yu is the chief financial officer of SINA Corporation. Please see Note 16 for more information about beneficial ownership of SINA Corporation. The business address for Mr. Yu is 37F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai 200121, China.

(6)     Represents 1,010,880 ADSs beneficially owned by Brilliant King Group Limited, representing 35,380,806 ordinary shares, and 205,000 ordinary shares and 70,000 restricted shares held by Mr. Qin, respectively. Please see Note 17 for more information about beneficial ownership of Brilliant King Group Limited. The business address for Mr. Qin is Building 21, No.2 Jingyuanbei Street, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China.

(7)     Represents ordinary shares and restricted shares beneficially owned by Mr. Lo. The business address for Mr. Lo is 2/F Hong Villa, 12 Bowen Road, Hong Kong.

(8)     Represents ordinary shares and restricted shares beneficially owned by Mr. Sun. The business address for Mr. Sun is No. 124, Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(9)     Represents ordinary shares and restricted shares beneficially owned by Davin Mackenzie. The business address for Davin Mackenzie is No. 1, Jianguo Menwai Road, Beijing 100004, People’s Republic of China.

(10)   Represents ordinary shares and restricted shares beneficially owned by Mr. Liu. The business address for Mr. Liu is 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

(11)   Represents ordinary shares and restricted shares held by Mr. Wu. The business address for Mr. Wu is 22nd Floor, Gems Tower, Building 20, No. 487, Tianlin Road, Shanghai 200233, People’s Republic of China.

(12)   Represents ordinary shares, restricted shares and ordinary shares issuable upon conversion of all preference shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options within 60 days of the date of March 31, 2014 held by all of our directors and executive officers as a group.

(13)   Represents 75,473,344 ordinary shares held by Maxpro Holdings Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Neil Nanpeng Shen is the sole director of Maxpro Holdings Limited. Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., and Sequoia Capital China GF Principals Fund I, L.P., collectively own 100% of the shares of Maxpro Holdings Limited. The general partner of each of the Sequoia China Funds is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Each of the persons and entities referred to above expressly disclaims beneficial ownership of any securities owned beneficially or of record by any person or persons other than itself for purposes of Section 13(d)(3) and Rule 13d-3 of the Securities Exchange Act of 1934. Please see the Schedule 13G/A filed by Maxpro Holdings Limited with the SEC on February 13, 2014 for information relating to Maxpro Holdings Limited. The business address for Maxpro Holdings Limited is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

(14)   Represents 49,347,256 ordinary shares held by Ever Keen Holdings Limited, a limited liability company incorporated in British Virgin Islands. Mr. Neil Nanpeng Shen is the sole director of Ever Keen Holdings Limited. Sequoia Capital Growth Fund III, AIV, L.P., Sequoia Capital Growth Partners III, L.P., and Sequoia Capital Growth III Principals Fund collectively own 100% of the shares of Ever Keen Holdings Limited. The general partner of each of Sequoia Capital Growth Fund III, AIV, L.P. and Sequoia Capital Growth Partners III, L.P. is SCGF III Management, LLC. The managing member of Sequoia Capital Growth III Principals Fund is SCGF III Management, LLC. Each of the persons and entities referred to above expressly disclaims beneficial ownership of any securities owned beneficially or of record by any person or persons other than itself for purposes of Section 13(d)(3) and Rule 13d-3 of the Securities Exchange Act of 1934. Please see the Schedule 13G/A filed by Ever Keen Holdings Limited with the SEC on February 13, 2014 for information relating to Ever Keen Holdings Limited. The business address for Ever Keen Holdings Limited is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025.

(15)   Represents 50,591,024 ordinary shares and 3,253,147 restricted shares held by First Flite Holdings Co., Ltd., a British Virgin Islands company wholly owned and controlled by Alfred Beichun Gu. The registered address for First Flite Holdings Co., Ltd. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(16)   Represents 76,986,529 ordinary shares held by SINA Corporation. SINA Corporation is a limited liability company incorporated in Cayman Islands listed on NASDAQ. Please see the Schedule 13D/A filed by SINA Corporation with the SEC on January 30, 2014 for information relating to SINA Corporation. The business address for SINA Corporation is 37F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai 200121, China.

(17)   Represents 1,010,880 ADSs beneficially owned by Brilliant King Group Limited, representing 35,380,806 ordinary shares. Brilliant King Group Limited is a limited liability company incorporated in British Virgin Islands. China Dongxiang (Group) Co. Ltd is the sole shareholder and owner of Brilliant King Group Ltd and, accordingly, may be deemed to beneficially own the ordinary shares as a result of its direct or indirect power to vote or dispose of such shares. Information regarding beneficial ownership is based on the information contained in the Schedule 13G/A filed by China Dongxiang (Group) Co. Ltd and Brilliant King Group Ltd with the SEC on January 28, 2014. Please see the Schedule 13G/A for information relating to China Dongxiang (Group) Co. Ltd. The business address for Brilliant King Group Limited is Building 21, No.2 Jingyuanbei Street, Beijing Economic-Technological Development Area, Beijing 100176, People’s Republic of China.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of March 31, 2014, 456,087,337 of our ordinary shares were issued and outstanding, which include 1,260 ordinary shares issued to JPMorgan Chase Bank, N.A., our depositary, to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes, and 35,380,806 ordinary shares beneficially owned by Brilliant King Group Limited in the form of 1,010,880 ADSs issued by JPMorgan Chase Bank, N.A.. To our knowledge, approximately 41.5% of our total outstanding ordinary shares were held by three record shareholders in the United States, including approximately 41.1% held by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Loan Agreements.  Each shareholder of MecoxLane Shopping, namely Ms. Weiling Huang, Mr. Guisheng Liu and Mr. Xiaobin Sang, has entered into a loan agreement with Mai Wang Trading and MecoxLane Shopping. Under these loan agreements, Mai Wang Trading lent interest-free loans of RMB3,000,000 ($487,863), RMB500,000 ($81,311) and RMB1,500,000 ($243,932) to these shareholders, respectively, solely for their respective capital contributions to MecoxLane Shopping. These loans will not become due until the earlier of the dates on which (i) Mai Wang Trading delivers the exercise notice pursuant to the exclusive purchase option agreement or (ii) MecoxLane Shopping is dissolved, liquidated, becomes bankrupt or is otherwise terminated. Each of the shareholders agrees to repay the loan only by transferring his equity interest in MecoxLane Shopping to Mai Wang Trading or its designee.

Promissory Notes.  Each shareholder of MecoxLane Shopping has issued a promissory note to Mai Wang Trading promising to repay to the latter or its assignee the principal amount under the relevant loan agreement described above.

Exclusive Purchase Option Agreements.  Each shareholder of MecoxLane Shopping has entered into an exclusive purchase option agreement with Mai Wang Trading and MecoxLane Shopping, under which such shareholder irrevocably granted to Mai Wang Trading or its designee an exclusive option to purchase his equity interest in MecoxLane Shopping at the purchase price equal to the outstanding principal of the loan under his loan agreement at the time when Mai Wang Trading exercises the option. In the event that such outstanding principal is zero at the time of the exercise, the purchase price will be $100. Mai Wang Trading may exercise these options at any time.

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

Loan Agreements.  Each shareholder of Rampage Shopping, namely Ms. Weiling Huang, Mr. Guisheng Liu and Mr. Xiaobin Sang, has entered into a loan agreement with Rampage Trading and Rampage Shopping. Under these loan agreements, Rampage Trading made interest-free loans of RMB1,000,000 ($162,621), RMB500,000 ($81,311) and RMB500,000 ($81,311) to these shareholders, respectively, solely for their respective capital contributions to Rampage Shopping. Each of these loans has a term of 10 years, which can be extended upon written consent of the parties thereto. Each of the shareholders agrees to repay the loan only by transferring his equity interest in Rampage Shopping to Rampage Trading or its designee.

Promissory Notes .  In addition, each shareholder of Rampage Shopping has issued a promissory note attached to the loan agreement to Rampage Trading promising to repay to the latter or its assignee the principal amount under the relevant loan agreement described above.

Exclusive Purchase Option Agreements.  Each shareholder of Rampage Shopping has entered into an exclusive purchase option agreement with Rampage Trading and Rampage Shopping, under which such shareholder irrevocably granted to Rampage Trading or its designee an exclusive option to purchase his equity interest in Rampage Shopping at the purchase price equal to the outstanding principal of the loan under his loan agreement at the time when Rampage Trading exercises the option. In the event that such outstanding principal is zero at the time of the exercise, the purchase price will be $100. Rampage Trading may exercise such option at any time.

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

Other Contractual Arrangements

As part of our contractual arrangements with our VIEs, namely, MecoxLane Shopping and Rampage Shopping, Ms. Weiling Huang, our employee, has owed interest-free loans to us after Mr. Paul Bang Zhang, our former employee, transferred all of his equity interests in such VIEs to Ms. Huang. Originally, we extended these loans to Mr. Zhang to make contributions to the registered capital of our VIEs, and the loans were assumed by Ms. Huang upon the above transfer. As of the date of this annual report, the outstanding loan to Ms. Huang was RMB4.0 million ($0.6 million).

As part of our contractual arrangements with MecoxLane Shopping and Rampage Shopping, Mr. Xiaobin Sang, our employee, has owed interest-free loans to us after Mr. Xu Yi transferred his equity interests in such VIEs to Mr. Sang. Originally, we extended these loans to Mr. Xu to make their contributions to the registered capital of our VIEs, and the loans were assumed by Mr. Sang upon the above transfers. As of the date of this annual report, the outstanding loan to Mr. Sang was RMB2 million ($1.2 million).

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

Pursuant to the termination agreement by and among Rampage China, Mecox Lane, Iconix and ICL-Rampage Limited on January 28, 2014, all parties agreed to terminate the shareholders’ agreement, the trademark assignment agreement, the loan agreement and the omnibus consignment, assumption and accession agreement retroactively effective as of January 26, 2014. In addition, the Rampage trademarks were assigned back to ICL-Rampage and Mecox Lane was responsible for legal fees and official fees of not over $15,000. Mecox Lane was also granted a non-exclusive, royalty-free right and license to promote and sell products bearing the Rampage trademarks that were manufactured prior to January 26, 2014 and managing the Rampage brand in China until December 31, 2014.

Other Transactions with Certain Directors, Shareholders and Affiliates

For the years ended December 31, 2011, 2012 and 2013, the Group recorded advertising expense of nil and $2,524,824 and nil, respectively, for services received from Qihoo 360 Technology Co, Ltd. or Qihoo, an affiliate of which Neil Shen, the Group’s chairman of the board is a director. The amount due to Qihoo was nil and nil as of December 31, 2012 and 2013, respectively.

For the year ended December 31, 2011, 2012 and 2013, we recorded sales of goods of $356,090, $2,818,196 and $11,109,843 to VIPShop Holdings Limited or VIPShop, with which a company in which Sequoia Capital, one of our shareholders, also has significant shareholding. Pursuant to the framework agreement with VIPShop, we sell our products to VIPShop on a consignment basis, at arm’s length. The receivables from VIPShop are due 5 days after the issuance of invoices by us. The amount due from VIPShop was nil as of December 31, 2013. The amount due to VIPShop was $459,623 as of December 31, 2013, which represents advanced payments from VIPShop.

In November 2012, in connection with our formation of a joint venture with Giosis, we entered into a shareholder agreement with Giosis and Giosis Mecoxlane, a joint venture in which we own 40.0% of the outstanding equity interests, according to which Giosis Mecoxlane shall operate theM18.com website as a dynamic online marketplace in China and Giosis Mecoxlane shall offer us most favorable pricing terms and commission rates for the sale, display, marketing and promotion of products supplied by us. For the year ended December 31, 2013, the Group recorded sales commission of $716,504 to and $227,052 service revenue from Giosis Mecoxlane. The amount due from Giosis Mecoxlane was $224,479 as of December 31, 2013. The receivables from Giosis Mecoxlane represent amounts receivable of the goods sold through M18.com, which operated by Giosis Mecoxlane and service provided. The amount due to Giosis Mecoxlane was $176,147 as of December 31, 2013, which represents the other payables to Giosis Mecoxlane.

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

Legal Proceedings

On December 3, 2010, a class action complaint captioned Arfa v. Mecox Lane Limited, et al., No. 10-CV-9053, was filed in the United States District Court for the Southern District of New York by the law firm of Kahn Swick &Foti, LLC, on behalf of purchasers of our ordinary shares issued pursuant to our initial public offering. The named defendants are our company, certain individual defendants by virtue of their positions as officers and directors of our company, namely Neil Nanpeng Shen, John J. Ying, Paul Bang Zhang, Alfred Beichun Gu, Kelvin Kenling Yu, Anthony Yai Yiu Lo and David Jian Sun, or the Individual Defendants, and two underwriters involved in the initial public offering, Credit Suisse Securities (USA) LLC and UBS AG. The plaintiff in the Arfa action alleges that the defendants included or allowed to be included materially false and misleading statements in the registration statement and annual report issued in connection with the initial public offering in violation of Section 11 of the Securities Act of 1933, and against the Individual Defendants under Section 15 of the Securities Act. Specifically, the plaintiff contends that the our registration statement and annual report for our initial public offering were materially false and misleading because they failed to disclose at the time of the initial public offering that: (i) it already was foreseeable that we would not be able to achieve results for the third quarter of 2010 that were in line with either historical growth trends or defendants’ guidance; (ii) we already had experienced disappointing results for the third quarter of 2010, prior to the initial public offering — including a significant decline in gross margins that were adversely impacted by increased costs and expenses; (iii) defendants had not conducted an adequate due diligence investigation into our company; and (iv) we lacked adequate internal financial controls.

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

On March 31, 2011, the actions were consolidated by order of Judge Robert Sweet. The Court appointed the Westend Group as lead plaintiff, and Kahn Swick & Foti, LLC and Pomerantz Haudek Grossman & Gross LLP as co-lead counsel. The Westend Group filed a consolidated amended class action complaint on May 31, 2011, which asserted claims under Section 11 of the Securities Act, along with the derivative claims under Section 15 of the Securities Act.. We and the other defendants moved to dismiss the amended complaint, and oral argument on the motion was held on January 18, 2012.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Any accumulated losses of PRC subsidiaries will hinder their abilities to pay dividends to us. As of December 31, 2013, we had, on a consolidated basis, accumulated losses of $109.4 million representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to the laws of the Cayman Islands.  In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors.  Under Cayman Islands law, a Cayman Islands company may pay dividends out of either profit or share premium, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

	Trading Price ($)
	High	Low
Annual Highs and Lows
2010 (from October 26, 2010 to December 31, 2010)	92.50	32.25
2011	39.30	5.50
2012	8.00	2.32
2013	7.88	1.67
Quarterly Highs and Lows
First Quarter of 2012	8.00	5.55
Second Quarter of 2012	6.75	3.10
Third Quarter of 2012	5.10	2.60
Fourth Quarter of 2012	3.45	2.32
First Quarter of 2013	3.33	1.67
Second Quarter of 2013	7.88	2.21
Third Quarter of 2013	7.88	2.21
Fourth Quarter of 2013	4.85	3.10
First Quarter of 2014	5.32	3.33
Monthly Highs and Lows
October 2013	4.85	3.42
November 2013	4.68	3.47
December 2013	4.26	3.10
January 2014	5.32	3.37
February 2014	4.24	3.33
March 2014	4.81	3.51
April (through April 8, 2014)	3.80	3.50

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

D.                               Exchange Controls

China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 24.9% appreciation of the RMB against the U.S. dollar between July 21, 2005 and March 31, 2014. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

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

Passive Foreign Investment Company

Although not free from doubt, based on the market price of our ADSs and the value and composition of our assets, we believe a position can be taken that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year.  A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC.  . In addition, changes in the composition of our income or assets may cause us to become a PFIC.

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

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other taxable disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

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

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ADSs and ordinary shares.

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

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the RMB traded within a narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. From June 2010 to December 2013, the RMB appreciated by 10.6% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have a positive effect on the U.S. dollar amount we would receive from the conversion. As of December 31, 2013, we had RMB-denominated cash balances of RMB89.3 million and U.S. dollar — denominated cash balances of $1.1 million. Assuming we had converted the RMB-denominated cash balance of RMB89.3 million into U.S. dollars at the exchange rate of $1.00 for RMB6.0537 as of December 31, 2013, this cash balance would have been $14.7 million. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased by $0.1 million as of December 31, 2013.

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2013, we didn’t receive reimbursement payment from JPMorgan Chase Bank, N.A., net of the withholding tax.

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

As of March 31, 2014, we had used the net proceeds received from our initial public offering as follows:

•                       approximately $45.3 million to the new logistics center located in Wujiang, Jiangsu Province to date;

•                       approximately $5.0 million for capital contribution to our joint venture, Giosis Mecoxlane; and

•                       the remaining proceeds for working capital requirements and other general corporate purposes.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2013 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2012	2013
	(in $ thousands)
Audit fees(1)	489	573
Tax fees(2)	8	8

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

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Period	Total Number of ADSs Repurchased (1)	Average Price Paid per ADS(1) (2)	Total Number of ADSs Purchased as Part of Publicly Announced Program(1)(3)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
January 2013	20,630	3.02	161,694	9,365,496
February 2013	11,460	2.36	173,154	9,338,452
March 2013	33,462	2.13	206,616	9,267,249
April 2013	109,267	4.95	315,883	8,726,636
May 2013 (ending at May 19, 2013)	—	—	315,883	8,726,636

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

(3)         We announced a share repurchase program approved by our board of directors on May 20, 2012. Under the terms of the approved program, we may repurchase up to $10.0 million of our ADSs. The repurchases have been made from time to time on the open market at prevailing market prices. This share repurchase program was implemented from May 20, 2012 to May 19, 2013, in a manner consistent with market conditions and the interest of our shareholders. Our board of directors reviewed the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. As of end of the share repurchase program, we repurchased approximately 315,883 ADSs (approximately 1,579,415 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change on February 1, 2013)  in aggregate for total cash consideration of amount of $1,273,364.

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
4.20

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

4.25

English Translation of Lease Contract, undated, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Shanghai Chinalong Industrial Development Co., Ltd. (incorporated by reference to Exhibit 4.56 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011).

4.26

English Translation of Lease Contract, dated as of April 30, 2010, between Mai Wang Trading (Shanghai) Co., Ltd and Shanghai Chinalong Industrial Development Co., Ltd. (incorporated by reference to Exhibit 4.57 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011).

4.27

English Translation of Lease Contract, dated as of November 1, 2010, between Shanghai Mecox Lane Information Technology Co., Ltd. and Shanghai Liming Auxiliary Co., Ltd. (incorporated by reference to Exhibit 4.58 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011).

4.28

English Translation of Lease Contract, dated as of September 28, 2010, between Shanghai Mecox Lane International Mailorder Co., Ltd. and Shanghai Wensheng Printing Co., Ltd. (incorporated by reference to Exhibit 4.60 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2011).

4.29	English Translation of House Lease Contract, dated as of April 18, 2011, between Mai Wang Trading (Shanghai) Co., Ltd and Shanghai Caohejing High-Tech Park Development Co., Ltd.

4.30	English Translation of House Lease Contract, dated as of April 18, 2011, between Shanghai Mecox Lane Information Technology Co., Ltd. and Shanghai Caohejing High-Tech Park Development Co., Ltd.

4.31	English Translation of Lease Contract, dated as of January 31, 2012, between Shanghai Mecoxlane Shopping Co., Ltd and Shanghai Hua Yi Industry Co., Ltd

4.32	2012 Share Incentive Plan

4.33

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
4.34*

Loan Agreements among Shanghai Mecox Lane Shopping Co., Ltd., Mai Wang Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Loan Agreement.

4.35*	Promissory Notes issued by shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Promissory Note.

4.36*

Exclusive Purchase Option Agreements among Shanghai Mecox Lane Shopping Co., Ltd., Mai Wang Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Exclusive Purchase Option Agreement.

4.37*	Powers of Attorney issued by shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Power of Attorney.

4.38*

Equity Pledge Agreements among Shanghai Mecox Lane Shopping Co., Ltd., Mai Wang Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Equity Pledge Agreement.

4.39*

Tax Indemnity Letters jointly issued by Shanghai Mecox Lane Shopping Co., Ltd. and Mai Wang Trading (Shanghai) Co., Ltd, with a schedule providing the details that are different in each such Tax Indemnity Letter.

4.40*

Loan Agreements among Shanghai Rampage Shopping Co., Ltd., Rampage Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Loan Agreement.

4.41*

Equity Pledge Agreements among Shanghai Rampage Shopping Co., Ltd., Rampage Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Equity Pledge Agreement.

4.42*

Exclusive Purchase Option Agreements among Shanghai Rampage Shopping Co., Ltd., Rampage Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Exclusive Purchase Option Agreement.

4.43*	Powers of Attorney issued by shareholders of Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Power of Attorney.

4.44*	Tax Indemnity Letters issued by Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Tax Indemnity Letter.

4.45*	English translation of Merchandise Sale Contract, dated as of August 26, 2013, between Mecox Lane E-Commerce (Shanghai) Co., Ltd. and VIPShop (China) Co., Ltd

4.46*	Termination Agreement, dated as of January 28, 2013, among the Registrant, Rampage China Limited, Iconix China Limited and ICL-Rampage Limited.

8.1*	Subsidiaries of the Registrant.

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of Jun He Law Offices.

15.3*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

Exhibit Number	Description of Document
15.4*	Consolidated financial statements of Giosis Meocxlane Limited for the fiscal year ended December 31, 2013

15.5*	Consent of Samil PricewaterhouseCoopers, independent registered public accounting firm of Giosis Mecoxlane Limited.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 11, 2014

MECOX LANE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mecox Lane Limited

We have audited the accompanying consolidated balance sheets of Mecox Lane Limited and subsidiaries and variable interest entities (the “Group”) as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2013 and related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits. We did not audit the financial statements of Giosis Mecoxlane Limited (an equity method investee). Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Giosis Mecoxlane Limited, is based solely on the report of the other auditor. The consolidated financial statements of the Group reflect equity in net assets of $5,546,358 as of December 31, 2013, and equity in net loss of $5,491,484 of Giosis Mecoxlane Limited for the year ended December 31, 2013.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Mecox Lane Limited and subsidiaries and variable interest entities at December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, based on our audits and (as to the amounts included for Giosis Mecoxlane Limited) the report of the other auditor, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China
April 11, 2014

MECOX LANE LIMITED

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2013

(In U.S. dollars, except number of shares)

	2012	2013
	$	$
ASSETS
Current assets:
Cash and cash equivalents	13,291,063	15,736,421
Short-term investments	20,682,480	—
Accounts receivable	1,452,864	1,744,160
Amount due from related parties	—	224,479
Other receivables	5,149,844	4,173,556
Advances to suppliers and prepaid expenses	6,297,463	1,970,728
Merchandise inventories	27,349,540	24,584,650
Held-for-sale assets	—	40,707,051
Total current assets	74,223,254	89,141,045
Property and equipment, net	46,528,057	6,218,960
Prepaid land use right	6,125,104	—
Intangible assets, net	1,263,644	917,049
Investment in an affiliate	—	5,546,358
Other non-current assets	249,903	826,251
TOTAL ASSETS	128,389,962	102,649,663

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowing	—	1,640,180
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of $3,101,935 and $4,589,259 as of December 31, 2012 and 2013, respectively)	19,063,827	17,499,567
Advances from customers (including advances from customers of the consolidated VIEs without recourse to Mecox Lane Limited of $1,345,714 and $1,076,283 as of December 31, 2012 and 2013, respectively)	4,570,595	3,607,595
Amount due to related parties	547,478	635,770
Accrued expenses (including accrued expenses of the consolidated VIEs without recourse to Mecox Lane Limited of $281,152 and $393,313 as of December 31, 2012 and 2013, respectively)	5,153,056	3,629,748
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Mecox Lane Limited of $1,955,777 and $1,489,649 as of December 31, 2012 and 2013, respectively)	7,358,589	5,661,874
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Mecox Lane Limited of $34,718 and $33,545 as of December 31, 2012 and 2013, respectively)	1,779,978	1,786,176
Total current liabilities	38,473,523	34,460,910

Commitments and contingencies (Note 16)

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 408,727,673 and 439,876,279 shares issued, and 403,790,426 and 439,876,279 shares outstanding as of December 31, 2012 and, 2013, respectively)	40,873	43,988
Additional paid-in capital	165,934,265	168,833,542
Treasury stock (at cost)	(572,168)	—
Accumulated deficit	(82,811,023)	(109,433,074)
Accumulated other comprehensive income	6,292,753	7,700,798
Statutory reserve	931,739	943,499
Total Mecox Lane Limited equity	89,816,439	68,088,753
Noncontrolling interests	100,000	100,000
Total equity	89,916,439	68,188,753
TOTAL LIABILITIES AND EQUITY	128,389,962	102,649,663

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except for share data)

	2011	2012	2013
	$	$	$
Net revenues	217,893,838	151,816,057	87,423,133
Cost of goods sold (excluding depreciation and amortization)	144,738,541	97,466,871	52,693,511
Operating expenses:
Selling, general and administrative expenses	104,534,226	76,309,520	58,780,238
Depreciation and amortization	4,411,298	4,216,962	5,227,083
Other operating income, net	(932,748)	(1,805,346)	(6,484,477)
Total operating expenses	108,012,776	78,721,136	57,522,844
Loss from operations	(34,857,479)	(24,371,950)	(22,793,222)
Interest expense	—	—	(341,773)
Interest income	2,231,462	2,143,396	977,104
Other income, net	2,307,270	120,315	1,039,084
Loss before income tax, equity in an affiliate and noncontrolling interests	(30,318,747)	(22,108,239)	(21,118,807)
Income tax expense	(2,943,769)	(323,911)	—
Loss before equity in an affiliate and noncontrolling interests	(33,262,516)	(22,432,150)	(21,118,807)
Loss from equity in an affiliate	—	—	(5,491,484)
Net loss	(33,262,516)	(22,432,150)	(26,610,291)
Accretion of interest to redeemable noncontrolling interests	256,792	20,416	102,958
Net loss attributable to redeemable noncontrolling interests	(295,647)	(20,416)	(102,958)
Net loss attributable to Mecox Lane Limited shareholders	(33,223,661)	(22,432,150)	(26,610,291)
Net loss	(33,262,516)	(22,432,150)	(26,610,291)
Other comprehensive income, net of tax of nil:
Change in cumulative foreign currency translation adjustment	3,909,408	91,198	1,408,045
Comprehensive loss	(29,353,108)	(22,340,952)	(25,202,246)
Comprehensive loss attributable to redeemable noncontrolling interests	(38,855)	—	—
Comprehensive loss attributable to Mecox Lane Limited shareholders	(29,314,253)	(22,340,952)	(25,202,246)

Loss per ordinary share:
Basic and diluted	$(0.08)	$(0.06)	$(0.06)

Loss per ADS (1):
Basic and diluted	$(2.87)	$(1.94)	$(2.23)

Weighted average ordinary shares used in per share calculation
Basic and diluted	405,192,243	404,247,016	418,347,060

Weighted average ADS used in per share calculation
Basic and diluted	11,576,921	11,549,914	11,952,773

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:7 to 1:35 (“Ratio Change”), effective as of February 1, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

	Ordinary shares		Treasury stock		Additional paid-in capital	Accumulated deficit	Statutory reserve	Accumulated other comprehensive income	Non- controlling interest	Total Equity
	Number	$	Number	$	$	$	$	$	$	$
Balance at January 1, 2011	405,192,257	40,519	—	—	159,437,097	(27,190,994)	967,521	2,292,147	100,000	135,646,290
Net loss attributable to Mecox Lane Limited shareholders	—	—	—	—	—	(33,223,661)	—	—	—	(33,223,661)
Statutory reserve	—	—	—	—		(365)	365	—	—	—
Refund of issuance costs	—	—	—	—	15,418	—	—	—	—	15,418
Fraction shares repurchased in ADS conversion	(30)	—	—	—	(5)	—	—	—	—	(5)
Share-based compensation	—	—	—	—	4,353,607	—	—	—	—	4,353,607
Foreign currency translation adjustments	—	—	—	—	—	—	—	3,909,408	—	3,909,408
Balance at December 31, 2011	405,192,227	40,519	—	—	163,806,117	(60,415,020)	967,886	6,201,555	100,000	110,701,057
Net loss attributable to Mecox Lane Limited shareholders	—	—	—	—	—	(22,432,150)	—	—	—	(22,432,150)
Release of statutory reserve upon liquidation of VIE’s subsidiaries	—	—	—	—	—	36,147	(36,147)	—	—	—
Repurchase of ordinary shares	—	—	(4,937,247)	(572,168)	—	—	—	—		(572,168)
Vesting of restricted shares	3,477,129	348	—	—	(348)	—	—	—	—	—
Exercise of stock options	58,317	6	—	—	9,325	—	—	—		9,331
Share-based compensation	—	—	—	—	2,119,171	—	—	—	—	2,119,171
Foreign currency translation adjustments	—	—	—	—	—	—	—	91,198	—	91,198
Balance at December 31, 2012	408,727,673	40,873	(4,937,247)	(572,168)	165,934,265	(82,811,023)	931,739	6,292,753	100,000	89,916,439
Net loss attributable to Mecox Lane Limited shareholders	—	—	—	—	—	(26,610,291)	—	—	—	(26,610,291)
Statutory reserve	—	—	—	—	—	(11,760)	11,760	—	—	—
Repurchase of ordinary shares	—	—	(6,118,658)	(701,196)	—	—	—	—	—	(701,196)
Retirement of treasury stock	(11,055,905)	(1,106)	11,055,905	1,273,364	(1,272,258)	—	—	—	—	—
Vesting of restricted shares	42,204,511	4,221	—	—	(4,221)	—	—	—	—	—
Share-based compensation	—	—	—	—	4,175,756	—	—	—	—	4,175,756
Foreign currency translation adjustments	—	—	—	—	—	—	—	1,408,045	—	1,408,045
Balance at December 31, 2013	439,876,279	43,988	—	—	168,833,542	(109,433,074)	943,499	7,700,798	100,000	68,188,753

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars)

	2011	2012	2013
Cash flows from operating activities:
Net loss	(33,262,516)	(22,432,150)	(26,610,291)

Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	4,353,607	2,119,171	4,175,756
Depreciation and amortization	4,337,701	4,216,264	5,227,083
Impairment losses	81,870	1,684,668	4,962,756
Loss on disposal of property and equipment	389,744	951,933	1,205,853
Gain on the contribution of intangible assets to an affiliate	—	—	(6,000,000)
Equity in loss of an affiliate	—	—	5,491,484
Changes in operating assets and liabilities:
Accounts receivable	(411,129)	543,961	(230,254)
Amount due from related parties	(356,090)	356,090	(224,479)
Other receivables	3,153,303	1,782,226	1,125,938
Advances to suppliers and prepaid expenses	(639,940)	843,454	(516,950)
Merchandise inventories	6,193,787	3,998,614	3,580,255
Prepaid land use right	(6,234,620)	—	—
Other non-current assets	(393,629)	583,524	(563,774)
Accounts payable	(1,445,285)	(2,492,648)	(2,571,157)
Advances from customers	(1,378,387)	(164,059)	(1,094,995)
Accrued expenses	1,791,986	(3,580,741)	(1,668,397)
Amount due to related parties	(8,529)	547,478	88,292
Income tax payable	283,371	(17,368)	—
Other current liabilities	1,134,255	(254,229)	(1,467,010)
Deferred tax	2,701,243	323,911	—

Net cash used in operating activities	(19,709,258)	(10,989,901)	(15,089,890)

Cash flows from investing activities:
Purchase of property and equipment	(33,627,377)	(10,166,624)	(4,088,108)
Purchase of intangible assets	(540,494)	(640,506)	(109,616)
Proceeds from sale of property and equipment	195,777	246,580	843,149
Prepayment for the new equity investment	—	(5,000,000)	—
Purchase of short-term investments	(20,631,910)	(20,682,480)	(8,032,489)
Proceeds from sale of short-term investments	30,199,200	20,631,910	28,714,969

Net cash used in (provided by) investing activities	(24,404,804)	(15,611,120)	17,327,905

Cash flows from financing activities
Collection of note receivable from option exercise	—	9,325	—
Proceeds from short-term borrowings	—	—	18,715,385
Repayment of short-term borrowings	—	—	(17,075,205)
Repurchase of fraction shares during ADS conversion	(5)	—	—
Repurchase of treasury shares	—	(572,168)	(701,196)
Offering expenses refund	15,418	—	—

Net cash provided by (used in) financing activities	15,413	(562,843)	938,984

Effect of exchange rate changes	(1,815,758)	357,382	(731,641)
Net (decrease) increase in cash and cash equivalents	(45,914,407)	(26,806,482)	2,445,358
Cash and cash equivalents at beginning of year	86,011,952	40,097,545	13,291,063

Cash and cash equivalents at end of year	40,097,545	13,291,063	15,736,421

Supplemental disclosure of cash flow information
Income taxes paid	314,121	41,987	—
Non-cash investing and financing activities:
Payables for purchase of property and equipment	4,009,951	4,840,689	4,180,100

The accompanying notes are an integral part of these consolidated financial statements

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

As of December 31, 2013, the Company’s significant consolidated subsidiaries and VIEs consist of the following:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities
Mecox Lane (Hong Kong) Limited	March 17, 2010	Hong Kong	100%	Investment holding
Shanghai Mecox Lane International Mailorder Co., Ltd. (“Mecox Lane Mailorder”)	January 8, 1996	China	100%	Telephonic sales of garments, accessories and other products
Clarence Consultants Limited (“Clarence”)	March 30, 1998	Cayman Islands	100%	Investment holding
eMecoxLane Co., Ltd (“eMecoxLane”)	December 13, 2000	Cayman Islands	100%	Investment holding
eMecoxLane (Hong Kong) Co., Ltd.	March 16, 2010	Hong Kong	100%	Investment holding
Mecox Lane Technology (China) Limited	July 9, 2010	China	100%	Sale of garments and accessories
Mai Wang Information Technology (Shanghai) Co., Ltd.	September 8, 2008	China	100%	Software development and information
Mai Wang Trading (Shanghai) Co. Ltd. (“Mai Wang Trading”)	April 5, 2000	China	100%	Wholesale of garments
Shanghai Xian Ni Garment Co., Ltd. (“Xian Ni”)	December 27, 1993	China	96.70%	Investment holding
Mexi-Care Limited (“Mexi-Care”)	April 24,2012	Cayman Islands	100%	Investment holding
Mexi-Care Holdings (Hong Kong) Limited (“Mexi-Care HK”)	May 25,2012	Hong Kong	100%	Investment holding
Mexi-Care E-commerce (Shanghai) Co., Ltd. (“Mexi-Care SH”)	January 11,2013	Shanghai	100%	Online Sales
Mixblu Limited(“Mixblu”)	October 29, 2013	Cayman Islands	100%	Investment holding
Mixblu (Hong Kong) Co., Ltd.(“Mixblu HK”)	November 6, 2013	Hong Kong	100%	Investment holding
Rampage China Limited (“Rampage Cayman”)	February 18, 2009	Cayman Islands	80%	Investment holding
Rampage China (Hong Kong) Limited	March 30, 2009	Hong Kong	80%	Investment holding
Rampage Trading (Shanghai) Co., Ltd.	May 14, 2010	China	80%	Wholesale of garments
Mecox Lane E-commerce*: (Shanghai) Co., Ltd. (“MecoxLane E-commerce”, previously known as Shanghai Mecox Lane Information Technology Co., Ltd.)	August 6, 2002	China	100%	Online sales
Shanghai Mecox Lane Shopping Co., Ltd (“Mecox Lane Shopping”)	July 19, 2005	China	VIE	Sale of garments and office accessories
Shanghai Shang Xun Information Technology Co., Ltd. (“Shang Xun”, previously known as Shanghai Wangji Marketing Services Co., Ltd.)	September 14, 2006	China	VIE	Software development and information technology support
Shanghai Rampage Shopping Co., Ltd. (“Rampage Shopping”)	November 24, 2008	China	VIE	Retail of apparels and accessories

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)         Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to generate cash flows from operations, and the Company’s ability to arrange adequate financing arrangements, including the renewal or rollover of its bank borrowings, to support its working capital requirements.

The Group suffered a net loss of $26,610,291, net operating loss of $22,793,222, and net operating cash outflow of $15,089,890 for the year ended December 31, 2013.

Management has considered its cash flow forecasts for 2014 and believes it will be able to secure sufficient funding so that it will be able to continue as a going concern:

•  On October 31, 2013, the Group signed a memorandum of understanding with a third party buyer to sell its logistic center in Wujiang, Jiangsu Province for approximately $40.7 million consideration, net of related cost to sell. Management of the Company expects to dispose the warehouse before October 2014.

•  Absent the completion of the sale of the Wujiang warehouse, the Group believes it has the ability to arrange additional financing. In January 2014, the Group has received a non-binding letter of intent from a major state-owned bank who expressed its interest to offer the Group a total line of credit of $24.4 million for the next twelve months, with the condition that the Wujiang warehouse would be pledged to secure the borrowing.

•  As of December 31, 2013, the Group had cash of $15,736,421 and short term borrowing of $1.6 million outstanding under its existing credit facility of $8.1 million. The existing credit facility will expire on May 31, 2014. As of April 11, the Group has repaid the entire $1.6 million short term borrowing and has the full $8.1 million line of credit available for future draw down. Management believes it will be able to successfully renew the credit facility with the bank upon expiry, if needed.

•  Management believes the Group has ability to control the level of discretionary spending on procurement and general and selling expenses.

Based on the above, management believes that adequate sources of liquidity will exist to fund the Company’s working capital and capital expenditures requirements, and to meet its liabilities and commitments as they become due.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The Group evaluates the need to consolidate certain VIEs of which the Group is the primary beneficiary. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE. Details of certain key agreements between the Group and its VIEs, which include Mecox Lane Shopping, Shang Xun, and Rampage Shopping, are as follows:

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

Business Loan Agreement:                     Loans were granted to the equity owners of the VIEs to provide the funds necessary to capitalize the VIEs. The Company has the option to acquire the VIEs for an amount equal to the loans granted when and if the Chinese government lifts its foreign ownership restrictions relative to Internet content provision and physical store development businesses in the PRC. Upon acquisition, the business loan agreements will be cancelled.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)         Principles of consolidation (Continued)

The Company participated significantly in the design of these VIEs. Based on these series of agreements, the shareholders of the VIEs grant the Company powers of attorney to exercise all their rights as shareholders of the VIEs, including the right to appoint board members and senior management members. Thus the Company has the ability to effectively control the VIEs. The Company is also able to receive the economic benefits of these VIEs, because its ability to effectively determine the services fees payable by the VIEs to the Company under the exclusive business cooperation agreements and exclusive service agreement, which are part of the contractual arrangements. Therefore, Company has determined that it is the primary beneficiary of the aforementioned entities and has consolidated their respective results from the date of initial involvement or date of establishment. As of December 31, 2012 and 2013, total assets and liabilities of the VIEs are shown in the table below. All the assets of the Company’s consolidated VIEs can be used to only settle their respective obligations.

	December 31, 2012	December 31, 2013
	$	$
Cash and cash equivalents	3,684,138	640,394
Accounts receivable	689,035	799,713
Other receivables	2,894,714	3,872,947
Merchandise inventory	7,668,644	13,602,146
Property and equipment, net	1,639,478	2,193,980
Other non-current assets	200,069	629,865

Total Assets	16,776,078	21,739,045

Accounts payable	3,101,935	4,589,259
Advances from customers	1,345,714	1,076,283
Accrued expenses	281,152	393,313
Other current liabilities	1,955,777	1,489,649
Income taxes payable	34,718	33,545

Total Liabilities	6,719,296	7,582,049

(c)          Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include useful lives of and impairment for long-lived assets, inventory valuation, valuation allowance of deferred tax assets and share-based compensation.

(d)         Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

(f)            Merchandise inventories

Merchandise inventory is stated at the lower of cost or market. Cost of merchandise inventory is determined using the weighted-average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise, which is dependent upon factors such as historical trends with similar merchandise, inventory aging, historical and forecasted consumer demand, and promotional environment. Write downs are recorded in cost of goods sold in the consolidated statements of comprehensive loss.

The Company recorded $7,900,784, $9,360,824 and $9,534,895 of inventory write-downs in 2011, 2012 and 2013, respectively.

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

(j)            Investment in an affiliate

An affiliated company is an entity over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statements of comprehensive loss and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company.

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)         Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group assesses the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment equal to the difference between the carrying amount and fair value of these assets. The Group recorded impairment loss for its long-lived assets in the amount of $81,870, $1,684,668 and $4,962,756  in selling, general and administrative expenses in the consolidated statements of comprehensive loss for the years ended December 31, 2011, 2012 and 2013, respectively. See Note 4 and 5, “Held-for-sale assets” and “Property and equipment, net”, for additional discussion on the impairment of long-lived assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)      Revenue recognition

The Group recognizes revenue from the sale of both its own and third-party apparel and accessories, healthcare products and other merchandise through a 3rd party online platform, its customer service centers and from the sale of merchandise through its stores. The Group recognizes revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured.

The Group utilizes delivery service providers when sales are made through its E-commerce channel and call center. The Group accepts credit card and debit card payments or cash-on-delivery (“COD”) for products ordered through the independent websites and customer service center. Credit and debit card receivables as of December 31, 2012 and 2013 are immaterial. The Group normally collects credit and debit card receivables within three to four days after the sale. Credit and debit card processing fees are recorded in selling, general and administrative expenses and were immaterial for all periods presented. For COD sales, the delivery service providers are responsible for collecting payment from the customer at the point of delivery. The Group estimates and defers revenue and the related product costs for shipments that are in-transit to the customer. Revenue is recognized at the time the customer receives the product which is typically within a few days of shipment. Amounts collected by delivery service providers but not remitted to the Group are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery are classified as advances from customers. The Company pays a fee to the delivery service provider and records such fee in cost of goods sold.

The Group recognizes revenue from its own retail stores at the point of sale.

The Group allows its customers to return product within 7 days of the sale. The Group estimates sales returns for such sales based on its own historical return experience.

The Group recognizes revenues from sales to franchisees on consignment basis upon sale to the ultimate customer as the consignment agreements allows the franchisee to return 100% of unsold merchandise at any given point of time.

Sales to franchisees on a non-consignment basis are recognized as revenue upon delivery. These franchisees are permitted to return product within certain windows of time, generally based upon the seasons of the year, ranging from 5% to 10% of the specific order placed. The Group records maximum return allowed as reduction of revenue based on historical return experience.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)         Shipping and handling costs

Revenues include fees charged to customers for shipping and handling. Shipping and handling costs incurred for sale of products and recognized as cost of goods sold was $15,190,748, $10,011,395 and $3,297,002 for the years ended December 31, 2011, 2012 and 2013, respectively.

(o)         Discount coupons, membership points and accruals for customer reward program

The Group voluntarily provides discount coupons as sales incentives to selected customers. These coupons can only be utilized in conjunction with a subsequent purchase and are recorded as a reduction of revenues at the time of use.

The Group has established a customer loyalty program wherein a customer earns 10 points for each Renminbi (“RMB”) spent. The Group regularly prices certain of its products at a combination of price plus points, the combination of which is solely at the Group’s discretion. Points can only be redeemed in connection with a subsequent purchase and only to the extent the points earned in a current transaction are less than the number of points required to acquire the product(s) in such transaction. Such instances have represented a minor portion of the Group’s sales transactions for all periods presented. Further, the points have no defined monetary value which would permit a customer to obtain a calculated discount per point or any form of free product. The Group accrues a liability for the estimated value of the points earned and expected to be redeemed. As of December 31, 2011 and 2012, accrued liability for the Group’s customer loyalty program was $67,755 and nil respectively. The loyalty program was discontinued and related liability was reversed entirely in the year of 2012.

In 2013, the Group invited its customers to participate in a customer reward program and the membership was free of charge. Members accumulate membership points for their paid products, which can be redeemed for gifts with shipping cost born by the Group. The estimated costs to provide gifts and shipping are accrued and recorded as accruals for customer reward program as members accumulate points and recognized as sales and marketing expenses in the statements of comprehensive loss. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. The Group did not apply redemption rates to the estimation on reward cost due to the limited history of the customer reward program. The Group will apply a historical redemption rate prospectively in estimating the costs of reward points once there is sufficient historical information and accumulated knowledge on reward point redemption and expiration. As of December 31, 2013, the accruals for customer reward program amounted to $428,527, based on the estimated liabilities under the customer reward program.

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

Purchasing, receiving and warehousing costs included in selling, general and administrative expenses were $10,189,464, $12,654,208 and $9,090,655 for the years ended December 31, 2011, 2012 and 2013, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)         Advertising expenses

The Group expenses advertising costs as incurred. Total advertising expense was $28,951,702, $8,679,060 and $330,122 for the years ended December 31, 2011, 2012 and 2013, respectively.

(r)           Store pre-opening costs

Non-capital expenditures, such as rent, advertising and payroll costs incurred prior to the opening of a new store are charged to expense in the period they are incurred. Such costs were immaterial for the years ended December 31, 2011, 2012 and 2013.

(s)           Foreign currency translation

The functional currency of the Company and subsidiaries incorporated outside the mainland China are the United States dollar (“US dollar”). The functional currency of all the other subsidiaries and the VIEs is the RMB. Foreign currency denominated monetary assets and liabilities have been translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies have been translated into the functional currency at the applicable rates of exchange prevailing on the date transactions occurred. Transaction gains and losses are recognized in the consolidated statements of Comprehensive Loss.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents denominated in RMB amounted to $11,461,853 and $14,641,790 at December 31, 2012 and 2013, respectively.

(t)            Income taxes

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As part of the process of preparing financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating loss are carried  forwards and credited by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities or the expected timing of their use when they do not relate to a specific asset or liability. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)         Fair value of financial instruments (Continued)

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The Group did not have any material financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2012 and 2013. The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, short-term investments, other receivables, accounts payable and other payables are recorded at cost which approximates their fair value due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.

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

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in income (loss) periods should their effects be anti-dilutive.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ab)  Recently issued accounting standards

In February 2013, the FASB has issued an authoritative pronouncement related to the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date and to disclose the nature and amount of the obligation as well as other information about those obligations. An entity is required to apply the amendments for fiscal years, and interim periods within those years, beginning after December 15, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In March 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-05 related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This ASU is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. It should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The adoption of the amendments will not have a material impact on the Group’s consolidated financial statements.

In July 2013, the FASB has issued an authoritative pronouncement related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward exists. The guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward. An entity is required to apply the amendments for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

3.              FAIR VALUE

Assets Measured at Fair Value on a Nonrecurring Basis

Fair value of held-for-sale assets was determined by the price that would be received to sell the asset in an orderly transaction between market participants.

	Fair Value Measurements at December 31, 2013 Using
Description	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses

Long-lived assets held for sale	—	40,707,051	—	(3,695,805)

The Company did not have any asset measured at fair value on a nonrecurring basis as of December 31, 2012. In 2013, held-for-sale assets with a carrying amount of $44,402,856 were written down to their fair value less cost to sell of $40,707,051, resulting in an impairment charge of $3,695,805. See Note 4 for details.

4.              HELD-FOR-SALE ASSETS

The Group’s logistic center and warehouse in Wujiang, Jiangsu Province (or “Logistic Center”) has completed construction and was put into use in 2012. In October 2013, management of the Company approved a plan to sell its Logistics Center including the prepaid land use right and it was reclassified as held-for-sale assets. The assets were written down to $40,707,051, representing the Company’s estimate of fair value less costs to sell as at December 31, 2013. The fair value was determined based on a memorandum of understanding the Group entered into on October 31, 2013 with a 3rd party buyer (level 2). As a result, an impairment loss of $3,695,805 was included in Selling, general and administrative expenses in the consolidated statements of comprehensive loss for the year ended December 31, 2013.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

5.              PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2012	2013
	$	$
Leasehold improvements	7,597,453	7,634,465
Office equipment	4,340,295	3,865,150
Furniture	6,219,825	4,145,824
Vehicles	628,856	311,446
Buildings	37,728,128	—
Construction in progress	551,552	—
	57,066,109	15,956,885
Less: accumulated depreciation	(10,538,052)	(9,737,925)
	46,528,057	6,218,960

Depreciation expense was $3,860,658, $3,568,804 and $4,627,453 for the years ended December 31, 2011, 2012 and 2013, respectively.

The Group’s Logistic Center, which was included in the balance of buildings above, was classified as held-for-sale assets as of December 31, 2013, see Note 4.

The Group has incurred continuous losses for the three years ended December 31, 2013, as the result of the increasingly fierce competition in the apparel industry. The Group believes the continuing loss and the change in the business environment are indicators of possible impairment in its long-lived assets and performed an impairment analysis for each of its individual asset groups as of December 31, 2013. As a result of analyzing the forecasted financial performance of the Company owned stores, the Group recognized an impairment charge of $1,266,951 related to assets at company owned retail stores. Such impairment has been recorded in the Company owned stores segment. The Company utilized the income approach valuation method (level 3) in estimating the fair value of leasehold improvements of each retail store. The carrying amount of leasehold improvements were written down to their fair value, which was calculated as the expected proceeds from disposal based on expected scrap value due to the negative undiscounted cash flow forecasted for certain respective stores.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

6.              INTANGIBLE ASSETS, NET

	As of December 31,
	2012	2013
	$	$
Trademarks	25,000	25,000
Software	3,706,155	3,931,371
Less: accumulated amortization	(2,467,511)	(3,039,322)
	1,263,644	917,049

Amortization expense was $477,043, $520,772 and $491,871 for the years ended December 31, 2011, 2012 and 2013, respectively. The estimated amortization expense is $467,144, $265,599, $139,133, $42,648 and $2,525 for the years ending December 31, 2014, 2015, 2016, 2017 and 2018, respectively.

7.              INVESTMENT IN AN AFFILIATE

In November 2012, the Group entered into a subscription and contribution agreement with Giosis Pte. Ltd (“Giosis”) to form a joint venture, Giosis Mecoxlane Ltd. (“Giosis Mecoxlane”), to operate an online marketplace in China on the M18.com website. The capital contributions by Giosis and the Company to Giosis Mecoxlane were $15 million and $5 million in cash, respectively. The Group also contributed certain non-cash assets, including the domain name of M18.com and certain trademarks and intangible assets. Giosis holds 60% and the Company holds 40% of the outstanding equity interests of Giosis Mecoxlane. The Group does not control the board of Giosis Mecoxlane, and does not have the power to direct the entity’s significant operating activities. Therefore, the transaction was accounted for using the equity method. The Group recorded a gain of $6.0 million in connection with the contribution of intangible assets described above to Giosis Mecoxlane for the year end December 31, 2013.

The Group has filed Giosis Mecoxlane’s consolidated financial statements that have been audited by the other auditor as indicated in our annual report on Form 20-F for the year ended December 31, 2013, as the 20% significant subsidiary test was met for the current year in accordance with Rule 3-09 of SEC Regulation S-X.

8.              ACCRUED EXPENSES

	As of December 31,
	2012	2013
	$	$
Accrued advertising expense	431,383	—
Accrued shipping and handling costs	1,241,376	508,245
Accrued payroll	2,557,692	1,585,806
Others	922,605	1,535,697
	5,153,056	3,629,748

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

9.              REDEEMABLE NONCONTROLLING INTEREST

The noncontrolling interests in Rampage Cayman contain contingent put options that give the holder the right to redeem the noncontrolling interests upon the occurrence of future events, such as a change of control in the Group, the Group’s successful initial public offering and certain performance targets for which the redemption amount is determined at the time of exercise of the put options based on the Group’s net income for the most recent fiscal year. Upon the Group’s initial public offering, the holder signed an agreement not to exercise the put option until at least October 26, 2011. The Group has accreted changes in the redemption value of the noncontrolling interest over the period from initial public offering date to the earliest redemption date using interest method. As of December 31, 2012 and 2013, the redemption value of the redeemable noncontrolling interests was nil and nil, respectively because the Group and Rampage Cayman suffered losses in 2012 and 2013, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

10.       SHARE-BASED COMPENSATION

2006 Stock Option Plan

In December 2006, the Board of Directors of the Group approved the 2006 Incentive Stock Option Plan (the “2006 Plan”). Options under the 2006 Plan may be granted for periods of up to ten years and at prices as determined by the Board of Directors. The vesting period of the options vary from nil to four years from the date of grant. The Board of Directors authorized a total of 63,456,083 ordinary shares for issuance under the 2006 Plan. As of December 31, 2013, no options to purchase ordinary shares were available for future grant and outstanding.

2008 Stock Option Plan

In January 2008, the Board of Directors of the Group approved the 2008 Stock Option Plan (the “2008 Plan”). Options under the 2008 Plan may be granted for periods of up to ten years and at prices as determined by the Board of Directors, under which a maximum of 57,370,401 awards may be issued in the form of restricted shares, options, or share appreciation rights. As of December 31, 2013, no options to purchase ordinary shares were available for future grant, and 9,891,290 restricted shares and 1,800,000 share options had been granted and outstanding.

2011 Share Incentive Plan

In October 2010, the Board of Directors of the Group approved the 2011 Share Incentive Plan (the “2011 Plan”), under which a maximum of 25,358,047 awards may be issued in the form of restricted shares, options, or share appreciation rights. As of December 31, 2013, 6,319,768 restricted shares and 400,000 share options had been granted and outstanding under the 2011 Plan.

2012 Share Incentive Plan

In May 2012, the Board of Directors of the Group approved the 2012 Share Incentive Plan (the “2012 Plan”), under which a maximum of 26,155,837 awards may be issued in the form of restricted shares, options, or share appreciation rights. As of December 31, 2013, no restricted shares, options or share appreciation rights had been granted under the 2012 Plan.

Option modification

In December 2011, the Board of Directors approved an option modification to reduce the exercise price of 76,110,625 options to the then fair market value of the Company’s ordinary shares underlying such options. All other terms of the share options granted under the 2006 and 2008 stock option plan remain unchanged. In addition to the exercise price reduction, the modified options granted under the 2011 Plan contain performance conditions which may accelerate vesting if the Company’s Non-GAAP net income, as defined, reaches certain targets. The modification resulted in incremental compensation cost of $1,955,559, of which $1,482,470, $194,146 and $11,581 was recorded during the year ended December 31, 2011, 2012 and 2013, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

10.        SHARE-BASED COMPENSATION (Continued)

Share option exchange program

On January 30, 2013, the Board of Directors approved a share option exchange program (the “Share Option Exchange Program”) that offered the Group’s eligible directors and employees the right to exchange vested outstanding share options under the “2006 Plan”, the “2008 Plan” and the “2011 Plan” for the Group’s restricted shares at certain applicable ratio. These replacement restricted shares are subject to a vesting schedule of one year after the grant date. In 2013, a total of 36 directors and employees tendered an aggregate of 64,850,654 options to exchange for an aggregate of 54,888,589 restricted shares. The modification resulted in incremental compensation cost of $2,937,272, of which $2,495,861 was recorded in the year ended December 31, 2013. The remaining $441,411 will be amortized over the remaining vesting period of the restricted shares in 2014.

The fair value of each option grant, as well as the fair value of option immediately before and after the aforementioned modification, is estimated on the date of grant or modification using the Black-Scholes option pricing model using the assumptions noted below. Expected volatilities are based on the average volatility of the Company with the time period commensurate with the expected time period of the options. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the yield of the Chinese Sovereign Bond denominated in US dollar.

	2011	2013
Average risk-free rate of return	0.36% – 2.27%	0.18% - 0.81%
Expected term	2.70 – 5.88 years	0.54 – 4.75 years
Volatility rate	51.37% - 63.63%	85.62%-112.83%
Expected dividend yield	—	—

There were no options granted or modified for the year ended December 31, 2012.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012AND 2013

(In U.S. dollars, except number of shares)

10.       SHARE-BASED COMPENSATION (Continued)

A summary of the stock option activity is as follows:

		Weighted-	Weighted-
		average	average	Aggregate
		exercise	remaining	intrinsic
	Shares	price	contractual life	value
Options outstanding at January 1, 2013	72,747,294	$0.16
Exchanged	(64,850,654)	$0.16
Forfeited	(317,519)	$0.16
Expired	(5,379,121)	$0.16
Exercised	—	$0.16
Options outstanding at December 31, 2013	2,200,000	$0.16	5.0	—
Options vested or expected to vest	2,200,000	$0.16	5.0	—
Options exercisable	2,166,667	$0.16	4.9	—

The weighted average grant date fair value of options granted during the years ended December 31, 2011 $0.34. There were no options granted during the year ended December 31, 2012 and 2013.

As of December 31, 2013, there was $28,405 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a weighted-average period of 0.2 years.

The total intrinsic value of options exercised for the years ended December 31, 2011, 2012 and 2013 was nil, $1,370 and nil, respectively.

Restricted shares

On October 4, 2011, the Company granted 11,678,047 restricted shares to employees under the “2011 Plan”. The restricted shares have a vesting period of three years with the first one-third vesting on the first anniversary from grant date and the remaining two-thirds vesting ratably over eight quarters. Vesting may be accelerated if the Company’s Non-GAAP net income, as defined, reaches certain targets for 2012 or 2013. The Group does not believe vesting under the performance condition is probable and has recognized compensation expense over the three year vesting period. The grant date fair value of the restricted shares was $2,012,795. The fair value of restricted shares granted and vested during the years ended December 2011, 2012 and 2013 was $167,733, $582,651 and $325,077, respectively. As of December 31, 2013, there was $358,487 in unrecognized compensation cost related to unvested restricted shares which is expected to be recognized over a weighted average vesting period of 0.8 years.

On February 2, 2013, a total of 31 directors and employees tendered an aggregate of 42,125,654 options in exchange for an aggregate of 39,299,154 restricted shares according to the Share Option Exchange Program. The grant date fair value of the restricted shares was $2,763,298. The fair value of restricted shares granted and vested during the year ended December 31, 2013 was $2,533,023. As of December 31, 2013, there was $230,275 in unrecognized compensation cost related to unvested restricted shares which is expected to be recognized over a weighted average vesting period of 0.1 years.

On February 22, 2013, a total of 5 employees tendered an aggregate of 5,725,000 options in exchange for an aggregate of 4,446,000 restricted shares according to the Share Option Exchange Program. However if these employees’ services are terminated, the unvested Restricted Shares shall become 100% vested upon such termination according to the agreements. The grant date fair value of the restricted shares was $425,358. The fair value of restricted shares granted and vested during the year ended December 2013 was $425,358. As of December 31, 2013, all these five employees were terminated, and accordingly all restricted shares were vested in 2013.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012AND 2013

(In U.S. dollars, except number of shares)

10.                               SHARE-BASED COMPENSATION (Continued)

On March 1, 2013, the Company granted 630,000 restricted shares to non-executive directors under the 2011 Share Incentive Plan. The restricted shares have a vesting period of three years with the first one-third vesting on the first anniversary from grant date and the remaining two-thirds vesting ratably over eight quarters. The grant date fair value of the restricted shares was $43,029. The fair value of restricted shares granted and vested during the year ended December 2013 was $11,952. As of December 31, 2013, there was $31,077 in unrecognized compensation cost related to unvested restricted shares which is expected to be recognized over a weighted average vesting period of 2.2 years.

On May 11, 2013, a director tendered an aggregate of 17,000,000 options in exchange for an aggregate of 11,143,435 restricted shares according to the Share Option Exchange Program. The grant date fair value of the restricted shares was $848,881. The fair value of restricted shares granted and vested during the year ended December 2013 was $565,921. As of December 31, 2013, there was $282,960 in unrecognized compensation cost related to unvested restricted shares which is expected to be recognized over a weighted average vesting period of 0.3 years.

A summary of the restricted shares is as follows:

	Shares	Weighted- average fair value
Restricted shares outstanding at January 1, 2013	6,730,575	$0.18
Exchanged	54,888,589	$0.08
Granted	630,000	$0.07
Forfeited	(3,833,595)	$0.14
Vested	(42,204,511)	$0.09
Restricted shares outstanding at December 31, 2013	16,211,058	$0.10

There were 3,833,595 restricted shares forfeited during the year ended December 31, 2013.

For the years ended December 31, 2011, 2012 and 2013, the Group recorded share-based compensation expense of $4,353,607, $2,119,171 and $4,175,756, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

11.                               EMPLOYEE RETIREMENT BENEFIT

Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits was $6,099,964, $5,906,969 and $4,494,995 for the years ended December 31, 2011, 2012 and 2013, respectively.

12.                               DISTRIBUTION OF PROFIT

Pursuant to laws applicable to entities incorporated in the PRC, the PRC subsidiaries are prohibited from distributing their statutory capital and are required to appropriate from PRC GAAP profit after tax to other non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. The general reserve fund requires annual appropriation at 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the appropriation reaches 50% of statutory capital; the appropriation to the other funds are at the discretion of the subsidiaries. If the subsidiaries have cumulative losses, the general reserve is not required until the PRC subsidiaries have made up the losses. As of December 31, 2012 and 2013, majority of the Company’s PRC subsidiaries have reserve funds less than 50% of their statutory capital as they have incurred cumulative losses from earlier periods.

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

Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. The Company’s PRC subsidiaries had total statutory capital of $83,986,443 and $84,113,331 at December 31, 2012 and 2013, respectively. The balance of the general reserve fund at December 31, 2012 and 2013 was $931,739 and $943,499, respectively, and total after-tax profits appropriated for the statutory reserve were nil and $11,760, for the years ended December 31, 2012 and 2013, respectively. The total restricted amount was $84,918,182 and $85,056,830 at December 31, 2012 and 2013, respectively.

13.                               INCOME TAX EXPENSE

Income tax expense is comprised of:

	2011	2012	2013
	$	$	$
Current tax	323,911	—	—
Deferred tax	2,619,858	323,911	—
	2,943,769	323,911	—

Cayman Islands

Under the current laws of the Cayman Islands, Mecox Lane Limited, eMecoxLane, Clarence, Rampage Cayman, Mexi-Care and Mixblu are not subject to tax on income or capital gains.

Hong Kong

The Group’s Hong Kong subsidiaries, MecoxLane Hong Kong, Rampage Hong Kong, eMecoxLane Hong Kong, Mexi-Care Hong Kong and Mixblu Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

13.                               INCOME TAX EXPENSE (Continued)

PRC

The income tax rate of 2011 and 2012 for Mai Wang Information was 12.5% due to the “qualified software company” status and 25% for 2013 and onwards under the Tax Law.

The other subsidiaries and VIEs are subject to the uniform tax rate of 25% for all periods presented.

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized benefits associated with the tax positions. At December 31, 2012 and 2013, the amount of gross unrecognized tax benefits was nil. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 ($16,400) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2008 through 2013 on non-transfer pricing matters, and from 2003 through 2013 on transfer pricing matters.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except number of shares)

13.                               INCOME TAX EXPENSE (Continued)

PRC (Continued)

The principal components of deferred tax assets are as follows:

	As of December 31,
	2012	2013
	$	$
Deferred tax assets:
Inventory write-downs	2,928,696	3,565,291
Accrued expenses	1,099,149	769,553
Others	132,089	68,078
Total current deferred tax assets	4,159,934	4,402,922
Less: valuation allowance	(4,159,934)	(4,402,922)
Net current deferred tax assets	—	—

Net operating loss carry-forwards	10,946,227	14,991,240
Impairment for long-lived assets	403,377	1,262,473
Total non-current deferred tax assets	11,349,604	16,253,713

Less: valuation allowance	(11,349,604)	(16,253,713)
Net non-current deferred tax assets	—	—
Total deferred tax assets	—	—

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law. The Group has considered the following possible sources of taxable income when assessing the realization of deferred tax assets:

•                           Tax planning strategies;

•                           Future reversals of existing taxable temporary differences;

•                           Further taxable income exclusive of reversing temporary differences and carry-forwards;

As of December 31, 2013, the Group’s PRC subsidiaries had net operating loss carry forwards of $14,991,240, of which nil, $53,280, $6,089,406, $4,439,569 and $4,408,985 will expire in 2014, 2015, 2016, 2017 and 2018, respectively. The Group provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiration. As a result, the Group has recognized valuation allowance of $15,509,538 and $20,656,635 as of December 31, 2012 and 2013, respectively.

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

(In U.S. dollars, except number of shares)

13.                               INCOME TAX EXPENSE (Continued)

PRC (Continued)

Reconciliation between the income tax expense computed by applying the PRC statutory corporate income tax rate to income before income taxes and the actual income tax expense is as follows:

	2011	2012	2013
PRC corporate income tax	25.0%	25.0%	25.0%
Expense not deductible for tax purposes	0.8%	(0.8)%	(1.3)%
Effect of change in valuation allowance	(34.5)%	(22.2)%	(20.0)%
Effect of difference in reversal rate	0.0%	0.0%	0.6%
Effect of different tax rate of group entities in other jurisdiction	(2.7)%	(4.5)%	(4.3)%
Effect of prior year true-up	1.7%	1.0%	0.0%
	(9.7)%	(1.5)%	0.0%

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

14.                               LOSS PER SHARE

Basic and diluted net loss attributable to the Company’s ordinary shareholders per share have been calculated for the years ended December 31, 2011, 2012 and 2013 as follows:

	2011	2012	2013
Numerator:
Net loss available to Mecox Lane Limited shareholders—basic and diluted	$(33,223,661)	$(22,432,150)	$(26,610,291)

Denominator:
Weighted average ordinary shares—basic and diluted	405,192,243	404,247,016	418,347,060

Basic and diluted loss per ordinary share	$(0.08)	$(0.06)	$(0.06)

For the years ended December 31, 2011, 2012 and 2013, the Group had 76,510,625, 72,747,294 and 2,200,000 share options, and 11,678,047, 6,730,575 and 16,211,058 restricted shares, respectively, which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive.

15.                               SEGMENT REPORTING

The Group’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results of these four channels to make decisions about allocating resources and assessing performance for the entire Group. Prior to 2011, the Group had three major product distribution channels, “online platform,” “company-owned stores” and “franchised stores,” which constituted three operating segments. Since 2011, the online platform has been divided into two segments, internet platform and call center, due to the substantial growth in internet platform channels in 2011. Since January 2013, internet platform has been renamed as E-commerce channel to reflect the fact that the M18.com website has been operated by Giosis Mecoxlane and re-launched as a brand-neutral and open marketplace platform of independent sellers and brands while the Company’s branded merchandise has also been offered on other third-party e-commerce websites in China. Prior period information has been recast to be consistent with the current segment reporting structure. The Group does not allocate expenses below segment gross profit since these three channels share the same executive team, logistics center, occupancy expenses, marketing department, information technology infrastructures, human resources and finance department.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

15.                               SEGMENT REPORTING (Continued)

Net revenues, cost of goods sold and gross profit attributable to the different segments are as follows:

	E-commerce Channel	Call Center	Company Owned Stores	Franchised Stores	Total
	$	$	$	$	$

2011
Revenues	118,502,166	52,783,982	25,770,146	20,837,544	217,893,838
Cost of goods sold (excluding depreciation and amortization)	92,686,952	24,399,891	12,914,304	14,737,394	144,738,541
Gross Profit	25,815,214	28,384,091	12,855,842	6,100,150	73,155,297
Selling, general and administrative expenses					104,534,226
Depreciation and amortization					4,411,298
Other operating income, net					(932,748)
Loss from operations					(34,857,479)
Interest income					2,231,462
Other income, net					2,307,270
Loss before income tax, equity in an affiliate and noncontrolling interests					(30,318,747)

2012
Revenues	71,830,359	47,966,846	17,343,134	14,675,718	151,816,057
Cost of goods sold (excluding depreciation and amortization)	57,679,033	19,155,224	9,894,793	10,737,821	97,466,871
Gross Profit	14,151,326	28,811,622	7,448,341	3,937,897	54,349,186
Selling, general and administrative expenses					76,309,520
Depreciation and amortization					4,216,962
Other operating income, net					(1,805,346)

Loss from operations					(24,371,950)
Interest income					2,143,396
Other income, net					120,315
Loss before income tax, equity in an affiliate and noncontrolling interests					(22,108,239)

2013
Revenues	22,046,898	43,670,989	14,239,661	7,465,585	87,423,133
Cost of goods sold (excluding depreciation and amortization)	17,765,539	18,788,344	10,101,955	6,037,673	52,693,511
Gross Profit	4,281,359	24,882,645	4,137,706	1,427,912	34,729,622
Selling, general and administrative expenses					58,780,238
Depreciation and amortization					5,227,083
Other operating income, net					(6,484,477)

Loss from operations					(22,793,222)
Interest expense					(341,773)
Interest income					977,104
Other income, net					1,039,084
Loss before income tax, equity in an affiliate and noncontrolling interests					(21,118,807)

(1)                                 Segment cost of goods sold and gross profit reviewed by the chief operating decision maker excludes depreciation and amortization.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

15.                               SEGMENT REPORTING (Continued)

The Group’s net revenues are all generated from customers in the PRC. Accordingly, no geographical segments are presented. Net revenues by each group of similar products are as follows:

	For the years ended December 31,
	2011	2012	2013
	$	$	$
Apparel and accessories	156,299,108	96,896,947	43,628,443
Home products	20,636,356	10,315,617	134,906
Healthcare products	40,607,636	44,352,636	43,641,444
Others	350,738	250,857	18,340
Total net revenues	217,893,838	151,816,057	87,423,133

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

16.                               RELATED PARTY TRANSACTIONS

For the years ended December 31, 2011, 2012 and 2013, the Group recorded advertising expense of nil and $2,524,824 and nil, respectively, for services received from Qihoo 360 Technology Co, Ltd. (“Qihoo”), an affiliate of which Neil Shen, the Group’s chairman of the board is a director. The amount due to Qihoo was nil and nil as of December 31, 2012 and 2013, respectively.

For the year ended December 31, 2011, 2012 and 2013, the Group recorded sales of goods in revenue of $356,090, $2,818,196 and $11,109,843 to VIPShop Holdings Limited (“VIPShop”), with which the Group shares the same major shareholder. The amount due from VIPShop was nil and nil as of December 31, 2012 and 2013. The receivables from VIPShop are due 5 days after the issuance of invoices by the Group. The amount due to VIPShop was $547,478 and $459,623 as of December 31, 2012 and 2013, which represents advanced payments from VIPShop.

For the year ended December 31, 2013, the Group recorded sales commission of $716,504 to and $227,052 service revenue from Giosis Mecoxlane Limited (“Giosis Mecoxlane”), of which the Company holds 40% of the outstanding equity interests. The amount due from Giosis Mecoxlane was $224,479 as of December 31, 2013. The receivables from Giosis Mecoxlane mainly represent amounts receivable of the goods sold through M18.com, which is operated by Giosis Mecoxlane. The amount due to Giosis Mecoxlane was $176,147 as of December 31, 2013, which represents the other payables to Giosis Mecoxlane.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except number of shares)

17.                               COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group has operating lease agreements for company-owned stores, warehouses and offices. Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2013 are as follows:

Years ending:	$

2014	3,624,455
2015	2,036,067
2016	1,334,342
2017	239,118
2018 and after	39,788
7,273,770

The Group is obligated to pay additional rentals that are contingent on the sales of certain of its retail stores.  Such rentals are expensed as incurred and have not been included above as such amounts cannot be determined until the contingencies have been resolved. Rental expenses were $11,097,836, $10,330,829 and $6,579,409 for the years ended December 31, 2011, 2012 and 2013, respectively, of which $924,349, $837,856 and $786,064 were contingent rentals, respectively.

Capital commitment

As of December 31, 2013, the Group had contracted for capital expenditures of $498,125. Such amounts are expected to be incurred during the year ending December 31, 2014.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on its business or financial condition.

18.                               SUBSEQUENT EVENTS

On January 29, 2014, certain existing shareholders of the Company entered into a definitive share purchase agreement with Cnshangquan E-Commerce Co., Ltd. (“Cnshangquan”).to sell 290,564,842 ordinary shares of the Company, representing approximately 63.7% of the issued and outstanding ordinary shares of the Company, for a total cash consideration of approximately $39 million. The transactions contemplated by the share purchase agreement will result in a change in control of the Company upon consummation. The share purchase and sale transaction is subject to the satisfaction of customary closing conditions specified in the share purchase agreement, including certain PRC government approvals.

On January 28, 2014, Rampage China, Mecox Lane, Iconix and ICL-Rampage Limited entered into a termination agreement and all parties agreed to terminate the shareholders’ agreement, the trademark assignment agreement, the loan agreement and the omnibus consignment, assumption and accession agreement originally entered in 2008,  retroactively effective as of January 26, 2014. In addition, the Rampage trademarks were assigned back to ICL-Rampage and Mecox Lane was responsible for legal fees and official fees of not over US$15,000. Mecox Lane was also granted a non-exclusive, royalty-free right and license to promote and sell products bearing the Rampage trademarks that were manufactured prior to January 26, 2014 and managing the Rampage brand in China until December 31, 2014.

Additional Information—Financial Statement Schedule 1

MECOX LANE LIMITED

These financial statements have been prepared in conformity with accounting principles generally accepted in the

United States of America

Financial Information of Parent Company

BALANCE SHEETS

(In U.S. Dollars except share data)

	December 31,
	2012	2013
	$	$
Assets
Current asset:
Cash and cash equivalents	1,493,563	967,568
Advance to suppliers and prepaid expense	5,000,000	—

Total current assets	6,493,563	967,568
Investments in subsidiaries and affiliates	84,080,181	67,726,713

Total assets	90,573,744	68,694,281

Liabilities and equity
Current liabilities:
Accrued expenses and other current liabilities	757,305	605,528

Equity
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 408,727,673 and 439,876,279 shares issued, and 403,790,426 and 439,876,279 shares outstanding as of December 31, 2012 and 2013, respectively)	40,873	43,988
Additional paid-in capital	165,934,265	168,833,542
Treasury Stock	(572,168)	—
Accumulated deficit	(81,879,284)	(108,489,575)
Accumulated other comprehensive income	6,292,753	7,700,798
Total equity	89,816,439	68,088,753
Total liabilities and equity	90,573,744	68,694,281

Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars)

	2011	2012	2013
	$	$	$
Operating expense:
General and administrative expense	(6,607,185)	(4,064,063)	(6,050,882)
Other operating income, net	—	—	6,000,000

Operating loss	(6,607,185)	(4,064,063)	(50,882)
Interest income	1,075,624	2,007	14
Other income, net	2,308,508	121,342	1,068,187

Equity in losses of equity method investees	(30,000,608)	(18,491,436)	(27,627,610)

Net loss	(33,223,661)	(22,432,150)	(26,610,291)

Other comprehensive income:
Change in cumulative foreign currency translation adjustment	3,909,408	91,198	1,408,045

Comprehensive loss	(29,314,253)	(22,340,952)	(25,202,246)

Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. Dollars)

	2011	2012	2013
	$	$	$
Cash flows from operating activities:
Net loss	(33,223,661)	(22,432,150)	(26,610,291)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	4,353,607	2,119,171	4,175,756
Gain on contribution of intangible assets to an affiliate	—	—	(6,000,000)
Equity in losses of subsidiaries	30,000,608	18,491,436	22,136,126
Equity in loss of an affiliate	—	—	5,491,484
Changes in operating assets and liabilities:
Amount due from subsidiaries and an affiliate	383,536	—	1,133,903
Other receivables	101,933	—	—
Accrued expenses and other current liabilities	472,478	193,901	(151,777)

Net cash provided by (used in) operating activities	2,088,501	(1,627,642)	175,201

Cash flows from investing activities:
Investing in Joint Venture	—	(5,000,000)	—
Investment in subsidiaries and an affiliate	(71,009,352)	6,596,536	—

Net cash (used in) provided by investing activities	(71,009,352)	1,596,536	—

Cash flows from financing activities
Offering expense refund	15,418	—	—
Repurchase of fraction shares during ADS conversion	(5)	—	—
Repurchase of treasury stock	—	(572,168)	(701,196)

Net cash provided by (used in) financing activities	15,413	(572,168)	(701,196)

Net decrease in cash and cash equivalents	(68,905,438)	(603,274)	(525,995)
Cash and cash equivalents at beginning of year	71,002,275	2,096,837	1,493,563

Cash and cash equivalents at end of year	2,096,837	1,493,563	967,568

NOTE TO SCHEDULE 1

1)                Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e) (3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2013, $85,056,830 was not available for distribution and, as such, the condensed financial information of the Company as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013 have been presented.

2)                The condensed financial statements of Mecox Lane Limited have been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries and VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as investments in subsidiaries and affiliates and the loss of the subsidiaries and VIEs is presented as equity in losses of equity method investees on the statement of comprehensive loss.

3)                As of December 31, 2013 and 2012, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.