Form 20-F
period 2014-12-31
Mecox Lane Ltd
filed 2015-04-29
CIK 1501775

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Guisheng Liu Acting Chief Financial Officer Room 302, Qilai Building, No. 889 Yishan Road Shanghai 200233, People’s Republic of China
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

455,227,428 ordinary shares, par value $0.0001 per share, as of December 31, 2014.

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

☐ Yes   ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•                   “we,” “the Company,” “us,” “our company,” “our” and “Mecox Lane” refer to Mecox Lane Limited, a Cayman Islands company, its predecessor entity, subsidiaries, its variable interest entities, or VIEs, and subsidiaries of these VIEs, if any;

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

•                   all references to “RMB” or “Renminbi” are to the legal currency of China; and all references to “$,” “US$” and “U.S. dollars” are to the legal currency of the United States; and

Our financial statements are expressed in the U.S. dollar, our reporting and functional currency. However, a majority of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in Renminbi, the legal currency of China. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our consolidated financial statements, all translations from Renminbi to U.S. dollars were made at the noon buying rate in effect on December 31, 2014 as set forth in the H.10 Statistical Release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2046 to $1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 17, 2015, the noon buying rate was RMB6.1976 to $1.00.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive loss for the years ended December 31, 2012, 2013 and 2014, and consolidated balance sheet as of December 31, 2013 and 2014.

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

On January 29, 2014, certain existing shareholders of our Company entered into a definitive share purchase agreement with Cnshangquan E-Commerce Co., Ltd. or Cnshangquan, pursuant to which Cnshangquan agreed to purchase 290,564,842 ordinary shares of the Company from certain existing shareholders, representing approximately 63.7% of the issued and outstanding ordinary shares of the Company as of December 31, 2013, for a total cash consideration of approximately $39.0 million. Such transactions closed on May 21, 2014.

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

•                                               trends and competition in the health, beauty and lifestyle product markets; and

•                                               fluctuation in general economic and business conditions in China.

This annual report also contains conditions and trend related to the health, beauty and lifestyle product markets in China, which include estimations based on a number of assumptions. The health, beauty and lifestyle product markets in China may not grow at the rates as estimated, or at all. The failure of the markets to grow may materially adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of these markets in China subjects any estimates relating to the growth prospects or future condition of these markets to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the estimations based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

 PART I

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                                                KEY INFORMATION

A .                                 Selected Financial Data

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and the related notes, and should be read in conjunction with them and with “Item 5. Operating and Financial Review and Prospects”. Our selected consolidated balance sheet data as of December 31, 2012 is derived from our audited consolidated financial statements that are not included in this annual report. We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results we expect to achieve in any future period.

We derived significant portions of our revenues from our apparel and accessories, or A&A, business in the years ended December 31, 2010 and 2011. Following the disposal of A&A business in September 2014, the A&A businesses had been reclassified to discontinued operation for the fiscal year ended December 31, 2014 and the comparative figures for the fiscal years ended December 31, 2012 and 2013 were retrospectively reclassified to discontinued operation. Financial information for the fiscal years ended December 31, 2010 and 2011 are not included in this annual report as such information cannot be recast and provided without unreasonable effort or expense.

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Comprehensive Loss Data
Net revenues	38,820	42,624	49,609
Cost of goods sold (excluding depreciation and amortization)	12,958	15,897	17,334
Operating expenses:
Selling, general and administrative expenses	19,530	24,987	24,880
Depreciation and amortization	1,205	2,280	1,619
Other operating income, net	(853)	(6,183)	(1,088)
Total operating expenses	19,882	21,084	25,411

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of $, except share, per share and per ADS data)
Income from operations	5,980	5,643	6,864
Interest expense	—	(342)	(16)
Interest income	2,143	977	274
Other income (loss), net	120	1,039	(134)
Income before income tax, equity in an affiliate and noncontrolling interests	8,243	7,317	6,988
Income tax expense	324	—	—
Income before equity in an affiliate and noncontrolling interests	7,919	7,317	6,988
Loss from equity in an affiliate	—	(5,491)	(4,876)
Gain on disposal of the equity interest of an affiliate	—	—	1,330
Income from continuing operations(1)	7,919	1,826	3,442
Loss on discontinued operations, net of tax	(30,351)	(28,436)	(19,792)
Net loss	(22,432)	(26,610)	(16,350)
Accretion of non-controlling interests	20	103	4
Net loss attributable to noncontrolling interests	(20)	(103)	(4)
Net loss attributable to Mecox Lane Limited shareholders	(22,432)	(26,610)	(16,350)
Net income per share attributable to Mecox Lane-Basic and diluted
Income from continuing operations	$0.02	$0.01	$0.01
Loss on discontinued operations	$(0.08)	$(0.07)	$(0.04)
Net loss	$(0.06)	$(0.06)	$(0.03)
Net income per ADS attributable to Mecox Lane-Basic and diluted
Income from continuing operations	$0.69	$0.15	$0.27
Loss on discontinued operations	$(2.63)	$(2.38)	$(1.53)
Net loss	$(1.94)	$(2.23)	$(1.26)
Weighted average ordinary shares used in per share calculation:
Basic	404,247,016	418,347,060	452,758,464
Diluted	404,387,223	422,251,663	452,758,464
Weighted average ADS(2) used in per share calculation:
Basic	11,549,914	11,952,773	12,935,956
Diluted	11,553,921	12,064,333	12,935,956
Other Financial Data:
Adjusted net loss (3)	(20,313)	(22,434)	(15,364)

(1)         Income from continuing operations include impairment loss and depreciation and amortization expense related to our warehouse in the amounts of $3,695,805 and $1,456,044 for the year ended 2013 respectively.

(2)  The ADSs outstanding during the respective periods have been retroactively adjusted for a change in the ratio of ADS to ordinary shares from one ADS representing seven ordinary shares to one ADS representing 35 ordinary shares, which was effective as of February 1, 2013.

(3)         We define adjusted net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review adjusted net income (loss) together with net income (loss) to better understand our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of adjusted net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income (loss) is that it does not include all items that impact our net income (loss) for the relevant period. In addition, because adjusted net income (loss) is not calculated in the same manner by all companies, it may not be comparable to similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of adjusted net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of $)
Net loss	(22,432)	(26,610)	(16,350)
Add back: share-based compensation expenses	2,119	4,176	986
Adjusted net loss	(20,313)	(22,434)	(15,364)

	As of December 31,
	2012	2013	2014
	(in thousands of $)
Consolidated Balance Sheet Data:
Cash and cash equivalents	13,291	14,261	18,181
Total assets	128,390	102,650	69,149
Total liabilities	38,474	34,461	16,797
Ordinary shares	41	44	46
Additional paid-in capital	165,934	168,834	169,818
Treasury stock (at cost)	(572)	—	—
Accumulated deficit	(82,811)	(109,433)	(125,124)
Total equity deficit	89,916	68,189	52,352
Total liabilities and equity	128,390	102,650	69,149

Exchange Rate Information

Our financial statements are expressed in the U.S. dollar, our reporting and functional currency. However, a majority of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in Renminbi, the legal currency of China. This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. With respect to amounts not recorded in our consolidated financial statements, all translations from Renminbi to U.S. dollars were made at the noon buying rate in effect on December 31, 2014 as set forth in the H.10 Statistical Release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars have been made at a rate of RMB6.2046 to $1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On April 17, 2014, the noon buying rate was RMB6.1976 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2014
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 17, 2015)	6.1976	6.2010	6.2152	6.1930

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

We incurred a net loss of $22.4 million, $26.6 million and $16.4 million in 2012, 2013 and 2014, respectively. The net losses were contributable to our discontinued business. In contrast, our continuing business generated income for the same period. We cannot assure you that we will not incur net losses in the future or that there will not be declines in our revenues in future periods. Our business and operating results are affected by general factors affecting retail market in China, including China’s overall economic growth, levels of per capita disposable income, the growth in consumer spending and retail industry, and the expansion of Internet penetration and e-commerce in China. Unfavorable changes in any of these general factors could affect the demand for products we sell and could materially and adversely affect our results of operations. Our operating results were directly affected by certain company specific factors, including our revenue featured by proprietary and third party, competitiveness of our branded products, quality of products and customer service, effectiveness of our marketing activities and our ability to control our costs and operating expenses. We may not be able to achieve or sustain profitability on a quarterly or annual basis.

Our business is difficult to evaluate because our operating history is partly based on discontinued lines of business.

We have disposed of our loss making A&A business and the M18.com online market place. Since our overall corporate branding and image are closely linked with the A&A business by our customers, it may be difficulty to evaluate our future operating performance on the basis of historical operating performance. You should consider our business and prospects in light of the risks, expenses and challenges that we have as a company with a recent shift in business strategy and product offerings.

Unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could have a material adverse effect to our business.

We are highly dependent upon consumer perception of the safety and quality of our products and the ingredients they contain, as well as similar products distributed by other companies. Consumer perception of such products and ingredients can be significantly influenced by scientific research or findings, national media attention and other consumer reports. A product may initially be received favorably, resulting in high sales, yet such high sales may not be sustainable as consumer preferences change. Future scientific research or consumer reports could be unfavorable to the industry trends, our particular products or the ingredients that we use. In addition, these new research and consumer reports may not be consistent with earlier favorable researches or reports, which could have a material adverse effect on our ability to generate revenues.

Our inability to anticipate and respond to market trends and changes in consumer preferences could adversely affect our financial results.

Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer tastes for products we offer, attitudes toward our industry and brands, as well as to where and how consumers shop for those products. We must continually work to develop, manufacture and market new products, maintain and adapt our “High-Touch” services to existing and emerging distribution channels, maintain and enhance the recognition of our brands, achieve a favorable mix of products, successfully manage our inventories, and refine our approach as to how and where we market and sell our products. While we devote considerable effort and resources to shape, analyze and respond to consumer preferences, we recognize that consumer tastes cannot be predicted with certainty and can change rapidly. If we are unable to anticipate and respond to sudden challenges that we may face in the marketplace, trends in the market for our products and changing consumer demands and sentiment, our financial results will suffer.

We operate in a highly competitive, fragmented and continuously expanding industry. Our failure to compete effectively could adversely affect our market share, revenues and growth prospects.

The market for health, beauty and lifestyle products in China is large, highly fragmented in terms of both geographical market coverage and products and is continuously expanding. The market is highly competitive with a large number of competitors. Participants of various sizes include both public and private companies, for instance, specialty retailers, supermarkets, drugstores, on-line merchants, mail-order companies and a variety of other smaller participants. With no single market leader accounting for a majority of market share, competition is based on price, quality of products, customer service, marketing and product offerings. In addition, as customers in different geographic regions have different market preferences, we face competition in the geographic market coverage and in product offerings to meet such shifting preferences. Failure to effectively compete could adversely affect our market share, revenues and growth prospects.

Our business relies on our ability to attract new customers. If we are unable to attract new customers, our business will be adversely affected.

Our future growth is dependent on our ability to attract new customers and our ability to introduce new products to our existing customers. We rely on online marketing and referrals from existing customers to attract new customers. We also rely on selling new products to our new or existing clients for additional revenue. If we are unable to attract new customers or sell new products to our existing customers, our revenue will likely decline and our business will be adversely affected.

Our success depends, in part, on the quality, efficacy and safety of our products.

Our success depends, in part, on the quality, efficacy and safety of our products. If our products are found to be defective or unsafe, our product claims are found to be deceptive, or our products otherwise fail to meet our consumers’ expectations, our relationships with customers or consumers could suffer, the appeal of one or more of our brands could be diminished, and we could lose sales and/or become subject to liability or claims, any of which could result in a material adverse effect on our business, results of operations and financial condition.

We have undergone changes in management since May 2014, and the directors and chief executive officer have no prior history with us.

All the members of our board started to serve as our directors in or after May 2014, and our chief executive officer was appointed in May 2014. They were not previously an employee of or otherwise involved in the management of our company. We cannot assure you that our past experience has sufficiently prepared us to operate successfully in the future. Our inability to adapt to the change in management could adversely affect our business, financial condition and results of operations.

If we cannot successfully develop new distribution channels, our revenue growth and results of financial result may be adversely affected.

Because a substantial majority of our sales are through our call center, we are dependent to a large degree upon the success of this channel. There can be no assurance that our call center will be able to grow or prosper as it faces price and service pressure from other competitors. We continue to explore opportunities to expand current and develop new distribution channels, such as additional e-commerce websites, mobile platforms and instant messaging apps. We expect to continue to invest funds to expand current and develop new distribution and marketing channels, which will increase our operating expenses. We do not know if we will be successful in developing these channels or if we will generate sufficient revenue from these activities to offset the additional operating expenses we incur. If we are unable to introduce new distribution channels, our results of operations will likely be adversely affected.

Any disruption of our call center could disrupt our business and lead to reduced sales and reputational damage.

Our main source of revenue is derived from sales made through our call center. Customers use our call center as information sources on our product selection and as a way to order our products. Our call center is vulnerable to certain risks and uncertainties, including technical failures, security breaches and consumer privacy concerns. If we cannot successfully maintain our call center in good working order, it could adversely affect our operating results and damage our reputation. Any natural disaster or other serious disruption at our call center due to fire, flood or any other cause could impair our ability to sell our products through our call center and harm our operating results.

E-commerce security risks, such as breaches of security for confidential transactional information, may adversely impact our business, prospects, financial condition and results of operations.

We generate a portion of our Internet selling revenues from sales through third-party e-commerce websites and online payment service providers. In such transactions, secured transmission of confidential information, such as customers’ personal information and billing addresses, over public networks, is essential to maintain consumer confidence. We do not control the security measures of third-party e-commerce websites and online payment service providers. While we have not experienced any breach of our security measures to date, there can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by us or third-party service providers to protect customer transaction data. Any such compromise of our or such third-party service providers’ security could materially adversely affect our reputation, business, prospects, financial condition and results of operations.

We rely on proper operation and maintenance of our management information system. Any malfunction for any extended periods may adversely impact our operational efficiency.

Our management information system, together with our experience and knowledge in our field, is a critical aspect of our capabilities in operating our business. Our call center and operations on e-commerce platforms rely on the sustained proper operation of our management information system. Our management information system provides a database of information and information gathering and management capabilities regarding customer information, sales records, inventory levels and various other facets of our business to assist management. We cannot assure you that our management information system will operate properly or without interruption. Any malfunction in any part or all of our management information system for a prolonged period may cause operating delays or impairment of our overall business efficiency. We also cannot ensure that the level of security currently maintained will be sufficient to protect the system from third-party intrusions, viruses, lost or stolen data or similar situations.

In addition, as one of our growth and development strategies, we are upgrading our management information system. Our customer relationship management, or CRM, and enterprise resource planning, or ERP, systems are scheduled to be operational in September 2015. Interruptions to our management information system during the upgrades may occur, and a new management information system may not integrate fully with our existing information system. If our management information system does not function properly, unanticipated system disruptions and slower response times could result, affecting data transmission and materially adversely affecting our business and results of operations.

We depend on positive public recognition of our brands. Failure to effectively promote or develop our brands could materially adversely affect our sales and profits.

Brand image is an important factor that affects a customer’s purchasing decision with respect to our products. Our success therefore depends on, among other things, market recognition and acceptance of our private brands and the culture, lifestyle and images associated with the brands, some of which may not be within our control. To effectively promote these brands, we would have to be able to build and maintain brand image by focusing on a variety of promotional and marketing activities to promote brand awareness, as well as to increase brand presence in the markets in which we compete. There is no assurance that we will be able to effectively promote or develop these brands and if we fail to do so, we may not be able to capitalize on the brand images and our business and financial results may be adversely affected. In addition, negative publicity or disputes regarding our brands, products, company or management could materially adversely affect public perception of our brands. Any impact on our ability to continue to sell the products of one or more of our brands or any damage to one or more of our brands’ image could materially adversely affect our sales and profits.

Our delivery and return policies may adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping on to our customers. We also have adopted customer-friendly return policies that make it convenient and easy for customers to change their minds after completing purchases. These policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses, which we may not be able to recoup through increased net revenues. If our return rates are higher than we expected, or such return policy is misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. In addition, as we cannot resell returned products that are not in their original packaging or return the products to our suppliers pursuant to our contracts with them, if return rates for such products increase significantly, we may experience an increase in our inventory balance, which may adversely affect our working capital. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in losing existing customers or failing to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.

Increased prices for, or unavailability of, raw materials used in our products could adversely affect profitability.

Our profitability is affected by the prices of the raw materials used in the manufacture of our products. These prices fluctuate based on a number of factors beyond our control, including changes in supply and demand, general economic conditions, labor costs, fuel-related delivery costs, competition, import duties, tariffs, currency exchange rates and government regulation. Significant increases in the prices of raw materials that cannot be recovered through increases in the price of our products could adversely affect our results of operations and cash flows.

We cannot guarantee that the prices we are paying for commodities today will continue in the future or that the marketplace will continue to support current prices for our products or that such prices can be adjusted to fully offset commodity price increases in the future. Any increases in prices resulting from a tightening supply of these or other commodities could adversely affect our profitability.

Our dependency upon regular deliveries of supplies from particular suppliers means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers could be made. We may not be able to find acceptable alternatives, and any such alternatives could result in increased costs. Extended unavailability of a necessary raw material could cause us to cease manufacturing one or more products for a period of time.

Our sales and profitability depend on our ability to continue to develop new products that appeal to customers. If we are unable to develop new products, our results could be adversely affected.

It is important for our business to develop, introduce and sell new products on a timely basis and we make significant investments in product development to do so. The health products industry is characterized by rapid and frequent changes in demand for products and new product introductions. Our failure to accurately predict these trends could negatively impact consumer opinion of our Company as a source for the latest products. This could harm our customer relationships and cause losses to our market share. The success of our new product offerings depends upon a number of factors, including our ability to accurately anticipate customer needs, innovate and develop new products, successfully commercialize new products in a timely manner, price our products competitively, manufacture and deliver our products in sufficient volumes and in a timely manner and differentiate our product offerings from those of our competitors.

If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could become obsolete, which could have a material adverse effect on our revenues and operating results.

If we cannot successfully market and sell third-party branded products through our channels, our revenue growth and results of operations will be adversely and materially impaired.

We offer third-party branded products as a supplement to our product lines through our call center and other distribution channels. In 2014, we launched 792 third party brands.

We try to cooperate with brands that are consistent with our existing brand portfolio strategy and cater to sub-segments of customers of different tastes and ages. Third-party brands reserve the right to market and sell products through other channels such as physical stores, which could cause channel conflicts and reduce our sales volume. In addition, certain aspects of these third-party products are not directly within our control, such as the ability of these third parties to deliver quality products to us on time and to maintain the reputation of their brands. To the extent that these third parties do not operate their business successfully or encounter a material product liability claim or other legal proceeding, the value of our brands could be impaired, which could in turn, adversely affect our reputation and our results of operations.

We procure products from our suppliers, and our products are subject to risks associated with product sourcing, which may impair our operating margins and profitability. Potential product liability claims may adversely impact our reputation, results of operations, financial performance and business.

We do not possess internal manufacturing capability, and we outsource the production of nearly all of our products to third-party suppliers including OEM suppliers and third-party branded product suppliers. In 2014, we procured $4.8 million from one third-party branded product suppliers, which accounted for 25% of our total purchase in 2014. Such arrangements involve risks that the relevant suppliers may: (i) have economic or business interests or goals inconsistent with ours; (ii) take actions contrary to our instructions, requests, policies or objectives; (iii) be unable or unwilling to fulfill their obligations under the relevant manufacturing or contractual arrangements, including obligations to meet our production deadlines, quality standards and product specifications; (iv) have financial difficulties; (v) encounter raw material or labor shortages; (vi) encounter increases in raw material or labor costs that may impact our merchandise procurement costs; and (vii) engage in activities or employ practices that may harm our reputation. The occurrence of any of these issues could materially adversely affect our results of operations and financial performance.

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

Although our dedicated quality assurance and control team is responsible for inspecting product quality at every stage of product manufacturing for our private brand products, we may not have effective or sufficient control over the quality of our products under current outsourcing manufacturing arrangements. We maintain product liability insurance for the products sold by us with a cap of RMB10 million ($1.6 million), but there is no assurance that such insurance is sufficient to cover all of our losses caused by a material product liability claim. A successful product liability claim brought against us or a requirement to participate in a product recall may materially adversely affect our business and financial results. In addition, we may incur significant resources and time to defend ourselves if legal proceedings are brought against us. If any such claims are made, our reputation, results of operations, financial performance and business may be materially adversely affected.

We may not be able to renew the leases of our office and call center space on reasonable terms or at all, adversely affecting our sales and financial results.

We leased an aggregate of approximately 7,600 square meters of office and call center space in China as of March 2015. There is no assurance that each of the leases will be renewed upon expiration on reasonable terms, or at all. Renewal of leases on unfavorable terms will result in increased rental expenditure for us. In such cases, our sales and financial results may be adversely affected.

We rely on services from third parties to carry out our business, and if there is any interruption or deterioration in the quality of these services, our business and results of operations may be materially and adversely affected.

Third-party express courier companies and EMS, the national express mail service operated by the China Postal Office, deliver our products from our warehouse to our customers locally and throughout China. From time to time, we also use third-party logistics companies to deliver products to express couriers in different regions in China. Such shipping services could be suspended and therefore interrupt delivery of our products if unforeseen events beyond our control occur, such as poor handling of and damage to our products, transportation bottlenecks, natural disasters or labor strikes. Relying on express courier companies and EMS increases the risk that we may fail to deliver finished products to individual customers on time. If our products are not delivered on time or are delivered in a damaged state, our market reputation could be adversely affected. The occurrence of any of these problems alone, or together, could materially adversely affect our results of operations, financial performance and business.

Our failure to maintain proper inventory levels could adversely affect our financial results.

We depend on our forecasts of demand for our products to make purchase decisions and to manage our inventory of SKUs. Demand may be affected by the following factors:

•                  new product launches;

•                  rapid changes in product cycles and pricing;

•                  product defects;

•                  changes in consumer spending patterns;

•                  changes in consumer tastes with respect to our products; and

•                  other factors.

It may be difficult to accurately forecast demand and determine appropriate levels of inventory. If we fail to manage our inventory effectively or negotiate favorable credit terms with third party suppliers, we may face inventory obsolescence, decline in inventory values, and significant inventory write-downs or write-offs. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply us products as we require, we may experience inventory shortages. Inventory shortages will result in delayed shipments to customers. Therefore, if we do not accurately predict product demand and maintain proper inventory levels, our business, financial condition and results of operations may be materially and adversely affected.

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

The trademarks of Maxicare and Skin Fairy are registered and owned by our key management Willy Yili Wu. We do not own the trademarks and instead signed exclusive agreements for the sales of such brands.

We use the Maxicare brand for health products and the Skin Fairy brand for beauty products. We do not own the Maxicare and Skin Fairy trademarks. Willy Yili Wu, our Chief Operating Officer, is the owner of the trademarks and licenses the Maxicare and Skin Fairy trademarks to us for exclusive use. Pursuant to the licensing agreement, we can use the trademarks for 10 years under different product categories. The expiry dates of licenses of trademarks under the different categories range from October 13, 2017 to January 13, 2025. Willy Yili Wu may terminate the licenses in the event that we (i) are taken over by an administrator, (ii) enter bankruptcy proceedings, or (iii) materially breach the licensing agreement. Willy Yili Wu may also terminate the licensing agreement by giving us a one-year prior written notice. If Willy Yili Wu terminates the licenses, we will be required to change our brand name and trademark. Any of these events could disrupt our recognition in the marketplace, damage any reputation we may have generated, and otherwise harm our business.

We rely on our registered trademarks and other intellectual property rights, and failure to protect our intellectual property rights may affect our ability to compete.

We regard our trademarks, copyrights, trade secrets, patents and other intellectual property as critical to our success, and rely on a combination of data security technology, confidentiality policies, non-disclosure and other contractual arrangements, together with patent, copyright and trademark laws, to protect our intellectual property rights. These afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Such protection may be compromised by, among other things, (i) the expiration of the protection period of our registered intellectual property, (ii) infringement of our intellectual property rights by others, including counterfeiting of our brands, designs or products or unauthorized usage of our customer database, (iii) breach of contractual arrangements by our suppliers ; or (iv) delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications. Any of these events or occurrences may materially adversely affect our operations. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention and other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we do not have insurance that covers litigation costs. As a result, we would have to pay for the cost of litigation initially and may only be able to recover those costs if we prevail. Even if we prevail, it may be difficult to recover the costs from a third party. We cannot assure you that we would be able to recover all such costs. Consequently, the infringement or misappropriation of our proprietary intellectual property rights could materially adversely affect our business, financial condition and operating results.

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

We will need to hire and retain additional qualified employees to support our existing operations and planned expansion. Our ability to anticipate and effectively respond to changing trends in the market depends in part on our ability to attract and retain experienced personnel in product development, product management, marketing and other functions. The effective operation of our information technology system, call center, logistics and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we cannot assure you that we will be able to attract or retain the qualified key personnel that we need to achieve our strategic objectives. In addition, as our business has grown rapidly, our ability to recruit, train and integrate new employees into our operations may not meet the increasing demands of our business.

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

Starting in 2011, the Chinese affiliates of the ‘‘big four’’ accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and the PRC law. Specifically, for certain U.S. listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under the PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the U.S.

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

Prior to the initial public offering, we have been a private company with limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated financial statements for 2008, 2009, 2010, our auditor noted certain significant deficiencies in our internal controls over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB. In connection with the audit of our consolidated financial statements for 2012 an, 2013 and 2014, no significant deficiency in our internal controls over financial reporting has been identified. We have not noted any material weakness, as defined in the standards established by the PCAOB, in our internal controls over financial reporting.

We have remedied all significant deficiencies identified; however, if we fail to maintain the adequacy of our internal controls in future, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares.

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

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•                      investors’ perception of, and demand for, securities of e-commerce merchants or health and beauty merchants;

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

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. There is uncertainty with respect to the Chinese economy for 2015 and beyond. Any slowdown in the Chinese economy, could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our customers may decrease spending on our products, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

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

Our business is dependent on raw material imports from other countries which expose us to political risk.

A significant portion of raw materials we that use to manufacture our products is imported from other countries. As a result, our ability to sell certain products at competitive prices could be adversely affected by any of the following:

•                    increases in tariffs or duties on imports from other countries;

•                    changes in trade treaties between China and other countries;

•                    strikes or delays in air or sea transportation between China and other countries; and

•                    future legislation with respect to tariff and/or import quotas on goods imported from other countries.

There are long-standing political tensions between China and certain countries we import our raw materials from, which could intensify, causing trade retaliation and changes in trade regulations. Changes in trade regulation between China and these countries would increase our cost of importing raw materials or cause delays in our production, and as a result, adversely affect our business.

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

We are a holding company, and we rely principally on dividends and other distributions on equity from our subsidiaries in China for our cash requirements, including the funds necessary to service any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiaries. If earnings from our PRC subsidiaries were to decline, our earnings and cash flow would be materially and adversely affected. As of December 31, 2014, we had, on a consolidated basis, accumulated losses of $125.1 million representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder. Therefore, our relevant PRC subsidiaries are not able to distribute dividends to us until their accumulated losses have been made up. Our cash flows are principally derived from dividends paid to us by our PRC subsidiaries. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of those earnings. Our PRC subsidiaries do not have a history of paying dividends. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to make up the historical accumulated losses and pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

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

As an offshore holding company of our PRC operating subsidiaries, we may make additional loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterpart. Capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicle, or Circular 37 on July 4, 2014, which abolishes and supersedes the Financing and Return on Investment Conducted by Residents in China via Special-Purpose Companies, or Circular 75, issued by SAFE on October 27, 2005. Circular 37 and its implementation guidelines require PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle”. The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We have requested our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of the Circular 37 and urge those who are PRC residents to register with the local SAFE branch as required under the Circular 37. However, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the Circular 37 or other related rules. In case of any non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiaries and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restriction on our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to our offshore holding companies, which will adversely affect our business.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an over 20% appreciation of the RMB against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. From June 2010 to December 2014, the RMB appreciated by approximately 9.3% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. Substantially all of our revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

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

Our business could be materially and adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China. Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could require the temporary closure of our offices. Such closures could severely disrupt our business operations and adversely affect our results of operations.

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

Based on the market price of our ADSs and the value and composition of our assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares. See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

We are incorporated in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our current operations in China through our subsidiaries and affiliated entities in China. The majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these individuals or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013 Revision) of the Cayman Islands and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States or the Exchange Acts. In particular, because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, or the Exchange Act, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

On May 21, 2012, we announced a share repurchase plan to repurchase up to $10.0 million of our ADSs from May 20, 2012 to May 19, 2013. As of May 19, 2013, we repurchased an aggregate of 315,883 ADSs (approximately 1,579,415 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change on February 1, 2013) on the open market for a total cash consideration of $1,273,364.

In November 2012, we entered into a subscription and contribution agreement with Giosis Pte. Ltd, a limited company incorporated under the laws of Singapore, or Giosis, to form a joint venture, Giosis Mecoxlane, to operate a dynamic online marketplace in China on the M18.com online marketplace. The capital contributions by Giosis and us to Giosis Mecoxlane were $15 million and $5 million in cash, respectively. Giosis also contributed a non-exclusive license to its online marketplace technology and related intellectual properties. We contributed certain non-cash assets, including the domain name of M18.com and certain trademarks. Following the formation of the joint venture, and before our disposal of our interest in Giosis Mecoxlane (as referred to below), Giosis held 60% and we held 40% of the outstanding equity interests of Giosis Mecoxlane, assuming the conversion of the Series A Preferred Shares of Giosis Mecoxlane. The transaction was approved by our extraordinary general meeting on December 19, 2012 and closed on January 1, 2013.

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

On January 29, 2014, our certain existing shareholders entered into a definitive share purchase agreement with Cnshangquan, pursuant to which Cnshangquan agreed to purchase 290,564,842 ordinary shares of the Company from certain existing shareholders, representing approximately 63.7% of the issued and outstanding ordinary shares of the Company, for a total cash consideration of approximately $39 million. The share purchase agreement closed on May 21, 2014, resulting in a change in control of the Company. Four directors previously designated by the selling shareholders stepped down from their respective positions they had held with the Company, and four new directors nominated by Cnshangquan were appointed to serve on the board of directors in replacement. On June 5, 2014, 3 other new directors were appointed to serve on the board of directors in replacement.

On September 18, 2014, we completed the disposal of our A&A business through the sale of all equity interest of series entities along with certain assets to Fast Fashion China Limited, or Fast Fashion, a company controlled by the former chief executive officer of Mecoxlane, for an adjusted consideration of approximately $6.1 million. These entities included Mixblu, Mixblu HK, Mixblu Shanghai, Shanghai Mecox Lane Shopping Co., Ltd, or Mecox Lane Shopping, and its subsidiaries and together, our physical stores network. Fast Fashion had been responsible for the operation of our A&A business since August 1, 2014.

On December 22, 2014, we sold our entire equity interest in our joint venture, Giosis Mecoxlane, to Oak Investment Partners XII, LP for a consideration of $2.0 million. The disposal of our A&A business and sales of Giosis Mecoxlane enabled us to focus on our strongest performing product lines, which historically had a stable and higher margin. The move has also given us more flexibility in pursing more growth opportunity in the health and beauty business.

Please see “— C. Organizational Structure” for a diagram of our corporate structure as of the date of this annual report.

Our principal executive offices are located at Room 302, Qilai Building, No. 889 Yishan Road, Shanghai 200233, People’s Republic of China. Our telephone number at this address is (86-21)3108 1111. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.                                    Business Overview

Discontinued A&A Business

Historically, the A&A business was our principal business. We offered a wide range of apparel, accessories and other items under our own proprietary brands, selected domestic and international third-party brands through e-commerce channels, our M18.com online marketplace, our physical store network and our call center.

Due to increasing competition, the A&A business suffered continued losses during the past few years. In light of the shift of our operating strategy and our intention to focus more on our strongest performing line of business, we disposed of the A&A business through the sale of all A&A entities and certain assets to Fast Fashion, a company controlled by our former chief executive officer, for an adjusted consideration of approximately $6.1 million. As of December 31, 2014, we had received all of the consideration. As a result of the disposal, the operations for the A&A business are reflected in our financial information as discontinued operations.

We incurred net losses from our discontinued A&A business of $30.4 million, $28.4 million and $19.8 million in 2012, 2013 and 2014, respectively.

Continuing Health and Beauty Business

Currently, we primarily offer health, beauty and lifestyle products under our own proprietary brands and of third-party brands through our call center as well as other e-commerce channels in supplement, including our online store, WM18.com, third party e-commerce websites, mobile platforms, WeChat and other social media networks in China.

After the disposal of the A&A business, we shifted our operating strategy to focus on the strongest performing line of health and beauty business. Our health and beauty business was founded in 2005 and we have since dedicated to provide health, beauty and lifestyle products along with personalized services to create an enjoyable customer experience to our broad base members.

We generate revenue mainly from our call center, which is staffed by approximately 700 sales representatives and 30 customer service representatives, connect with our customers in real-time to market our products and provide post-sales services. We have other e-commerce channels in supplement to our call center with the aim to develop our brand image and increase directly market exposure to attract new customers. We expect to continue investing in and expand our current e-commerce channels and to explore new distribution opportunities. We believe that our multiple sales channels make our product accessible in more markets and help enhance the image of our brand.

We offered our proprietary branded and third parties branded products of approximately 79 and 792 SKUs, respectively. In 2014, our proprietary products accounted for approximately 65% of our total revenue. We outsource the production of our branded products to original equipment manufacturer, or OEM, suppliers, across China, and apply rigorous quality control to ensure product quality. As of December 31, 2014, our logistics center had the capacity to process 100,000 orders per day. We closely monitor third-party express courier companies to provide reliable and speedy delivery to our customers nationwide. We provide our customers the flexibility to choose from a number of payment options, including cash on delivery, or COD, online payment, wire transfer and postal remittance.

We have accumulated a large, engaged and loyal customer base during the 10 year development of our health and beauty business by providing high quality products and satisfying shopping experiences. We systematically analyze our extensive customer database to segment customers for targeted marketing, and we enhance the effectiveness of our marketing activities through outbound calls, online advertising, targeted email distributions, SMS messages and cross-industry marketing events. In addition, we continue to gain higher wallet share of our existing customer base by constantly improving the collection of products offered.

Net revenues from our continuing business were $38.8 million, $42.6 million and $49.6 million in 2012, 2013 and 2014, respectively. We incurred net losses, including the discontinued A&A business and our continuing business, of $22.4 million, $26.6 million and $16.4 million in 2012, 2013 and 2014, respectively. We incurred adjusted net losses, a non-GAAP financial measure, of $20.3 million, $22.4 million and $15.4 million in 2012, 2013 and 2014, respectively. The net losses in the previous years were contributable to our discontinued business. Our continuing business generated net income of $7.9 million, $1.8 million and $3.4 million in 2012, 2013 and 2014, respectively. We disposed of the joint venture Giosis Mecoxlane in 2014. Net incomes contributed from our continuing business, if disregarding the losses from the disposed Giosis Mecoxlane, were $7.9 million, $7.3 million and $7.0 million in 2012, 2013 and 2014, respectively.

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

Competitive strengths and development strategies

We believe that by providing quality products through specialized and personalized customer services and by providing enjoyable, interactive customer experiences, we have created a large and loyal customer base. Our products and services offered are backed by efficient management and capable operations. These are our key competitive strengths which have contributed to our growth and success to date.

Our strategies to increase our revenue and to capture additional market share include:

•                  establishing the Company’s brand advantage;

•                  expanding the Company’s sales channels with enhancing data analysis and precision marketing;

•                  building the Company’s mobile internet sales capabilities; and

•                  developing new products with improved R&D capabilities.

Our Products and Brands

Product Offerings

Our featured product categories consist primarily of health, beauty and lifestyle products. The following table illustrates our product categories as of the date of this annual report:

Product Category	Product Feature
Health Products

We feature health products of our proprietary and third-party brands. Our proprietary brand Maxicare offers:

•             Skincare beauty supplements - collagen drinks, multi-berry drinks and other health food supplements

•             Foundation nutrition - vitamin B, vitamin C ,multi-vitamin formulae and minerals

•             Functional nutrition —joint supplements, enzyme supplements, spirulina tablets , and nutritional supplements

•             Weight management - meal replacements and healthy snacks

Product offerings from third-party brands vary from brand to brand.

Beauty Products

We offer beauty products with a broad range of skin care and personal care products. We have our own proprietary brands, La Celler and Skin Fairy. In addition, we are the exclusive distributor of certain channels for Sonoko, a Japanese skin care brand established since 1974.

Lifestyle Products	We primarily feature mattresses, air purifiers and home furnishing products. Featured third party brands include Ecolun, BeiAng and Homes-Up.

Brands

We offer both our proprietary and third-party branded products. Selectively developing and introducing new brands forms part of our growth strategy.

Proprietary brands

Currently, our primary proprietary brands are the health product brand Maxicare and the beauty product brands La Celler and Skin Fairy.

We own all the rights and titles to La Celler, and we have the exclusive rights to use Maxicare and Skin Fairy under a license agreement, subject to our compliance with applicable PRC laws.

We distinguish our proprietary brands by, among other things, quality of merchandise, customer segmentation, product selection, price and speed to develop new products. We develop all of our proprietary branded health and beauty products. Our proprietary branded products are manufactured independently by our suppliers, and marketed and sold under our own brands. In 2014, our proprietary brands accounted for approximately 65% of our total net revenues.

Third-party Brands

We offer third party branded health, beauty and lifestyle products, such as the beauty product brand Sonoko and the lifestyle product brands Ecolun, BeiAng and Homes-Up. In 2014, our third-party brands accounted for approximately 35% of our total net revenues.

Product Sourcing

Research and development

We research and develop health and beauty products under our proprietary labels in-house. We had a dedicated team of over 20 researchers as of December 31, 2014 who are familiar with international trends and Chinese customer tastes. Our development team develops new products in response to latest customer preferences, industry trend and technology advancement. The researchers regularly attends trade shows to look for new innovations and materials to be used in our proprietary brands. They also receive regular reports and presentations from our OEM suppliers on latest product designs and raw materials.

Our strategic partners in Taiwan, Japan and Korea feature strong research and development capabilities, which gives us priority access to the research of teams of qualified skincare and healthcare experts. More than three-quarters of these experts have PhDs in such fields as biology, food science, genetics, medicine, immunology, and cytology and whose work supports improvements in our proprietary products. We also have more than 40 certified nutritionists in-house, who are involved in our proprietary brand product development as well as provide periodic training to all employees.

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

We believe that our outsourcing manufacturing approach enables us to focus our resources and efforts on product research, quality control, sales management and other core strengths. This asset-light model also allows us to avoid direct exposure to the operational and financial risks and expenses relating to operating production facilities and managing a manufacturing labor force.

Quality Assurance and Control

Our quality assurance and control team assists our product management team in the product sourcing process. For the proprietary branded health and beauty products for which we outsource manufacturing, our quality assurance and control team is responsible for (a) inspecting raw materials before they are accepted for use; (b) sending staff to the suppliers’ production facilities to conduct on-site quality control on a regular basis; and (c) checking the finished products for consistency and quality upon completion of the production process. Typically, third-party brand owners or operators are responsible for product quality, and we also apply strict quality control for these products. Before our logistics center accepts delivery of products from suppliers of third-party branded or our proprietary branded products, we typically inspect sample products. After each inspection, we reject products that we believe may be unsafe or fail to meet our requirements.

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

Inventory Management

We generally do not make advanced payment for our proprietary and third party products. Most of our suppliers grant us a credit term of 30 days. For selected suppliers, we settle payment after such products are sold. Our inventory management strategy focuses on shortening our product cycles and enhancing our ability to quickly respond to changing consumer preferences and market trends.

We closely monitor and assess the sales performance of our products and constantly communicate with our suppliers. Our suppliers are informed of any changes in the inventory levels of their products, which allows them to timely respond to our sales demands. We have implemented an inventory management system involving stock maintenance, transfer and receipt of products, sales invoicing and sales recording.

Sales and Marketing

Our sales and marketing strategy seeks to increase awareness of our brands and products, generate new and repeat business from target customers, promote customer loyalty and enhance brand recognition. Our brand team is directly responsible for the sales and marketing in order to enhance the effectiveness and efficiency.

Our Customers

We believe our success to date is driven primarily by our ability to attract new customers and increase purchase frequency and value. Our membership-oriented business model allows us to gather data from customers and communicate with them directly. We have built up a valuable customer base mainly consisting of urban women with growing spending power and active shopping habits. We believe that the significant increases in our customer base and number of customer orders are primarily due to consistently providing quality products through specialized and personalized customer service , ensure timely and accurate delivery and an enjoyable, interactive customer experience backed by efficient management and a capable operations team.

Marketing Activities

Our key marketing and promotional activities consist of the following:

•            Out-bound calls and other tools: We market via out-bound calls to existing customers. We have well trained sales representatives and cosmetologists available by phone to answer technical questions about our products and provide professional advices with respect to customer’s conditions and demands. We also utilize a variety of marketing tools to reach customers, such as by publishing online lifestyle magazines. We also periodically send e-mails and SMS messages to our customers to draw attention to our latest products and marketing events. In addition, we rely on customer referrals to increase brand awareness.

•            Online and wireless marketing: We conduct online advertising via search engines, portals, social networks and other networking websites. Our collaboration with search engines is mainly through paid search, whereby we purchase key words and brand-link products. We encourage our customers to share their shopping experiences through social media and networking websites in China. We plan to continue to enhance such online advertising efforts as we continue to grow our business.

•            Cross-industry marketing. We engage in promotional events jointly with companies of other industries with similar target customers. By partnering with companies that are not in direct competition with us, we offered cash coupon rewards, exclusive products and free samples. By cross-industry marketing, we can effectively increase our exposure to target customers and, at the same time, lower marketing costs.

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

Our Sales Channels

E-Commerce channels

We maintain our e-commerce channels to supplement our call center with the aim to develop our brand image and increase market exposure. Furthermore, we continue to explore additional e-commerce opportunities for growth of revenue. We offer our products on our online store, WM18.com, third party e-commerce websites, mobile platforms, WeChat and other social media networks.

Call center

Our customer service and outbound call center, both located in Xuhui District, Shanghai, have an aggregate of approximately 700 sales representatives. Our sales representatives offer products tailored to each individual customer’s needs through personalized and continual communication. We provide our sales representatives comprehensive training programs, including trainings in standardized procedures, technical knowledge, self-improvement and management skills. These trainings ensure each sales representative is able to provide with our customers effective advices and offer to customers the most suitable products. We have procedures to systematically evaluate and improve the cost-effectiveness of our call center operations. Our call center supervisors regularly monitor calls and revise and update the scripts based on customer feedback and our assessment of the script’s effectiveness. Our call center also collects real-time data to help us analyze the effectiveness of our advertising spending and product offerings.

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

Order fulfillment

Our central logistics center located in Wujiang is approximately 140,000 square meters in size and is capable of handling over 100,000 orders per day as of December 31, 2014. Supported by our tailored warehouse management system and a clearly defined work process, we can monitor each step of the fulfillment process from the time a product is inspected and stocked right up to when the product is loaded for shipping. As a result, we were able to keep our shipping accuracy at an average of 99.9% in 2014. Of the total space of the logistic center, we currently utilize approximately 14,000 square meters for our operations. We have appointed Jiangsu Hongtu Property Management Ltd. to manage the property and to lease to third parties unused portions of the logistic center.

We had a nationwide delivery network of 10 third-party express courier companies and EMS as of December 31, 2014. This distribution network broadens our reach to customers and enhances the penetration of our products without large capital investment. Since order fulfillment and return processing represent an important element of customer experience, we strive to carefully select and closely manage service providers’ delivery services to offer consistent and high quality order fulfillment. We leverage our scale and reputation to obtain quality service and beneficial terms from express courier companies. In order to reduce the risk of reliance on a particular service provider, we usually contract with at least two couriers in each major city. We regularly monitor and review our express courier companies’ performance and their compliance with contractual terms. We typically negotiate and enter into distribution agreements on an annual basis. In addition, we sometimes require our express courier companies to prepay the product prices before we deliver products to them, to effectively control our cash collection.

Our products are generally delivered to our customers in major cities such as Beijing and Shanghai within 48 hours of order confirmation and to those outside of major cities within 72 hours. By serving a large national market through centralized logistical operations, we can realize significant structural cost advantages relative to traditional retailers. We offer free shipping for each order with a value above various amounts according to the marketing events, except for orders delivered by EMS. In 2014, a majority of our customers did not pay shipping costs. For paid shipping orders, we typically charge our customers approximately RMB10.0 ($1.6) to RMB29.0 ($4.7) per order for product delivery.

Our delivery experience and return policy are attractive to our customers. In our distribution network in 2014, third-party express courier companies and EMS was available to customers in over 2,000 cities and towns in China. Since 2011, customers have had the option of full acceptance or full return of the delivered products. If the customer decides to return part of the order within a certain number of days after acceptance, express courier personnel will pick up the returned products from the customer and return to our central logistics center. We believe our experience with express courier delivery enhances customer convenience and helps build customer loyalty.

A customer may return products purchased from our call center and e-commerce channels within certain days after receiving the order. Alternatively, the customer may choose to exchange such items for other products offered by us during the same period. If the OEM supplier does not offer product warranties for household electric appliances, we usually take responsibility for repair within six months after purchase at no cost to the customer.

Customer Service

We believe our emphasis on customer service enhances our brand image and customer loyalty. Our call center and website customer service provide real-time assistance to our customers. Our customer service center is staffed by over 30 customer service representatives. Customers can access our after-sales service hotline 12 hours a day, and our customer complaint hotline is open over eight hours a day. Our customer service representatives also connect with our customers via internet instant messaging, text messages, web blogs, emails, direct mails, website live help and mobile app communication. We are committed to settle customer complaints within 24 hours.

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

Management Information System

We have developed a proprietary management information system tailored for our operations. We are developing our management information system to integrate two dimensions of our business:

•                 Front-end integration.  Our sales operations are supported by our centralized management information system and share the same customer database, which enables us to generate synergies between our call center and e-commerce channels.

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

We are in the process of upgrading our customer relationship management, or CRM, enterprise resource planning, or ERP, and business intelligence systems, which are regularly used to gather, analyze and make use of internally generated customer behavior and transaction data . These improvements will focus on the aspects of management of suppliers and product distribution, precision marketing and operational analysis.

Competition

Since the disposal of our A&A business in September 2014, we shifted our focus to the health, beauty and lifestyle product market, which is highly competitive and fragmented in terms of geographical market coverage and product offerings. There are generally no significant barriers to entry. We believe we compete primarily on the basis of:

•                  strict quality control and procuring from reliable suppliers to ensure high quality of our products offered;

•                  traceability of the raw materials used in our products;

•                  our multi-channel retail strategy and multi-brand offering to differentiate us from our competitors and allows us to more effectively control our brand image;

•                 ability to research and develop our proprietary brand products;

•                 our ability to provide consistent customer service to maintain and expand our customer base.

Our competitors range from large public companies to smaller private companies, including specialty retailers, drugstores, on-line merchants, mail-order companies and a variety of other smaller participants. We compete with competitors on the basis of our membership-oriented marketing model, providing personalized services that complement our product offerings. We offer specialized products in relation to different aspects of our customers’ lifestyle. Our strong customer loyalty enables us to maximize our customers’ share of wallet.

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

Insurance

We maintain property insurance policies with a reputable insurance company covering our equipment, facilities, inventories and other properties. These insurance policies cover losses due to fire, explosions, floods and a wide range of other natural disasters or accidents. Insurance coverage for our equipment, facilities, inventories, and other properties in China amounted to approximately RMB266.7 million ($43.3 million) as of December 31, 2014. We also maintain the following insurance policies as of December 31, 2014:

•                  product liability insurance for the products sold by us;

•                  public liability insurance for business activities conducted in our offices and warehouses;

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

Government Regulations

Corporate Laws and Industry Catalog Relating to Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994, as amended in 1999, 2004, 2005 and 2013, respectively. The Company Law is applicable to our PRC subsidiaries and affiliated entities unless the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, registered capital requirement and the day-to-day operation matters of wholly foreign-owned enterprises, such as our subsidiaries MecoxLane Mailorder, Mai Wang Trading, Mai Wang Information, MecoxLane Technology and MecoxLane e-commerce, are regulated by the Wholly Foreign-owned Enterprise Law of the PRC effective in 1986, as amended in 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC effective in 1990, as amended in 2001 and 2014.

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The currently effective catalog was issued on March 10, 2015 and came into effect on April 10, 2015, which basically divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the catalog are generally opened to foreign investment unless specifically restricted by other PRC regulations. Establishment of the wholly foreign-owned enterprises is generally permitted in the encouraged industries. Some of the restricted industries are limited to equity or contractual joint ventures, while in some cases the Chinese partner is required to hold the majority interests in such joint ventures. In addition, restricted category projects are also subject to higher-level government approvals. Foreign investors are not allowed to invest in the industries in the prohibited category. The businesses making of sales through internet platform shall not fall within the restricted category in respect of the shareholding ratio requirements in accordance with the Guidance Catalog of Industries for Foreign Investment effective from April 10, 2015.

Regulations Relating to Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of the PRC, which was amended by Decision of the State Council on Amending Some Administrative Regulations issued on July 29, 2014, to regulate the telecommunications activities in the PRC. The telecommunications industry in the PRC is governed by a licensing system based on the classifications of the telecommunications services set forth under these regulations.

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

In addition, on March 18, 2015, the State Administration of Taxation, or SAT, issued the Announcement of the SAT on Issues Concerning the Enterprise Income Tax on Payments by Enterprises to Offshore Affiliates, or Circular 16, according to which, any payment, especially service fees and royalties, that are made by the enterprises to their offshore affiliates and fail to satisfy arm’s length transaction principles may not be deducted from such enterprise’s taxable income when calculating its enterprise income tax. In the case of any foregoing payment to offshore affiliates, the PRC tax authorities may request the payer to provide relevant transaction documents thereunder and to prove the real transaction background and the arm’s length transaction nature of such payment and transaction, and will take into consideration the offshore affiliate’s actual contribution in such transaction when determining whether such transaction is in compliance with arm’s length transaction principles. The PRC tax authorities may take such special tax adjustment within 10 years from the taxable year of such business action. Accordingly, the dividends or other distributions paid by our wholly foreign-owned enterprises, or WFOEs to us might be challenged of its actual transaction background by the PRC tax authorities based on Circular 16 and might therefore incur certain tax burden on our WFOEs therefrom.

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

On July 4, 2014, SAFE promulgated the Circular 37, which abolishes and supersedes the Circular 75 issued by SAFE on 21 October 2005. Circular 37 and its implementation guidelines require PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle”. The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

SAFE issued the Implementation Rules of the Administration Measure for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, in January 2007, and its relevant guidance in March 2007, requiring PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan shall, through the PRC subsidiary of such overseas listed company or other qualified PRC agents, register with SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income from the sale of shares or dividends distributed by the overseas listed company must be remitted into China. In addition, the overseas listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, as well as open foreign currency accounts to handle transactions relating to the share option or other share incentive plan. In February 2012, SAFE promulgated the Notice on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, which supersedes the previous guidance issued by SAFE in March 2007 and requires domestic employees who participate in any stock incentive plan including employee stock holding plan, share option plan or similar plans in an overseas-listed company to register with the relevant local SAFE branch through a PRC agent and complete certain other procedures. A PRC agent shall be a domestic company participating in the stock incentive plan or a domestic institution that is qualified to engage in assets custodian business and has been duly designated by such domestic company. We and our PRC domestic employees who have been granted share options are subject to these rules.

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

C.                                    Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report

D.                                    Property, Plant and Equipment

We won the bid for land use right of a parcel of land with 133,542 square meters for our logistics center and warehouse in Wujiang, Jiangsu Province, obtained the land use right certificate in December 2011 and became fully operational in the third quarter of 2012. In 2013, we began actively seeking potential buyers and expected to sell the property within the following 12 months. In connection with such contemplated sales, the assets relating to the logistic center were classified as held for sales with a carrying amount of $40.7 million. In July 2014, we indefinitely suspended the plan to sell the logistic center due to a shift in operating strategy. As such, related assets of the logistic center were reclassified from held-for-sales to property to equipment of $34.7 million and prepaid land use right of $5.7 million. We have appointed the related party, Jiangsu Hongtu Property Management Ltd., to manage the property and to lease out portions of the logistics center not utilized by us. For the year ended December 31, 2014, the lease revenue of the Wujiang logistics center was $0.2 million.

We are headquartered in Shanghai and have leased an aggregate of approximately 7,600 square meters of office and call center spaces in Shanghai. The following table sets forth a summary of the leased properties for office and call center with an area of more than 100 square meters as of the date of this annual report:

Location	Space (in square meters)	Usage of Property	Expiration Time

Xuhui District, Shanghai	1,582	Logistic management & Customer service	May 2015

	4,485	Call Center (Out-bound)	December 2021
	1,534	Marketing Management, Administration and E-Commerce	July 2016

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

A.            Operating Results

Overview

Discontinued A&A Business

Historically, we have been a multi-brand and multi-channel retailer of A&A products. We offered a wide selection of affordable fashion products through our e-commerce platforms including the M18.com online marketplace, which was operated by the Company’s joint venture, Giosis Mecoxlane Limited, and other independent e-commerce websites. We also offered our products through our physical store network and call center. In September 2014, we disposed of the A&A business through the sale of all A&A entities and certain assets. As a result of the disposal, the operations for the A&A business are reflected in our financial information as discontinued operations.

We incurred net losses from the A&A business of $30.4 million, $28.4 million and $19.8 million in 2012, 2013 and 2014, respectively.

Continuing Health and Beauty Business

Currently, we are a multi-brand and multi-channel retailer of health, beauty and lifestyle products in China. We primarily offer health, beauty and lifestyle products under our own proprietary brands and of third-party brands. Our branded products are principally offered through our call center. In addition, we also derive revenues from sales through our e-commerce channels, including WM18.com, third party e-commerce websites, mobile platforms, WeChat and other social media networks in China.

We generate revenue mainly from our call center, which is staffed by approximately 700 sales representatives and 30 customer service representatives, connect with our customers in real-time to market our products and provide post-sales services. We have other e-commerce channels in supplement to our call center with the aim to develop our brand image, and increase directly market exposure to attract new customers. We expect to continue investing in funds and effort to expand our current e-commerce channels and to explore new distribution opportunities. We believe that our multiple sales channels make our product accessible in more markets and help enhance the image of our brand.

We systematically analyze our extensive customer database to segment customers for targeted marketing, enhancing the effectiveness of our marketing activities. We market our products through outbound calls, online and wireless marketing, cross-industry marketing, catalogs and loyalty programs.

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

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by certain company specific factors, including:

•                  our ability to attract and retain customers at reasonable cost;

•                  public recognition of our brand;

•                  effectiveness of our marketing activities;

•                  our ability to expand current and develop new sales channels;

•                  our product offerings and new product development; and

•                  control of product sourcing cost and quality of raw materials.

Our ability to attract and retain customers at reasonable cost

Our ability to attract and retain customers is based primarily on quality of products, price, product selections and customer services. We source our raw materials from dependable suppliers for our proprietary products, and we only sell products of reputable third party brands; our sales representatives are well trained to provide first class services to our customers; and we engage in various marketing activities to promote our brand. As such, we incur significant expenses to uphold the premium standard of our products and services. Our success depends on our ability to maintain a reasonable cost to attract and retain customers.

Public Recognition of Our Brand

Since the disposal of our A&A business, we have repositioned ourselves as a multi-brand and multi-channel retailer of health, beauty and lifestyle products. We currently market our products through our call center, WM18.com, our mobile platform, WeChat as well as other third party e-commerce websites. Our success depends on the public recognition and acceptance of the new focus on product offerings and sales channels of Mecoxlane. Public recognition of our brand may affect the selling prices and market demand for our products, the profit margin we can achieve, and our ability to grow.

Effectiveness of Our Marketing Activities

Our management has years of experience with various marketing approaches and customer segmentation in China and our sophisticated data analysis helps us achieve highly-targeted, effective and cost-efficient marketing. We utilize direct marketing tools, including out-bound and online advertising, targeted e-mails and text messaging, to attract new customers and increase customer spending over our sales channels. We regularly analyze our extensive customer database, segment customers and circulate promotion information based on customers’ consumption habits and preferences. Compared to mass marketing, we believe these targeted marketing efforts help us cost-effectively increase sales over our sales channels.

We also conduct various other marketing and promotion activities such as cross-industry advertising, catalogs and loyalty programs to enhance our brand awareness and increase customer loyalty. We also carry out test marketing to analyze the effectiveness of each marketing approach before rollout of mass marketing. This approach helps us minimize customer acquisition costs and improve the return-on-investment on our marketing activities.

Our Ability to Expand Current and Develop New Sales Channels

We generate revenue mainly from our call center. We also offer our products through other e-commerce channels in supplement to our call center and these e-commerce channels are mainly used to develop our brand image and to increase market exposure to attract new customers.

In response to the ever changing customer preference and the rapid growth in e-commerce, we expect to continue investing funds and effort to expand our current e-commerce channels and explore new distribution opportunities. By expanding our current sales channels and developing new sales channels, we can avoid being too reliant on the performance of our call center, and at the same time, we can expand our market share by reaching unexplored market sectors.

Our Product Offerings and New Product Development

Currently, we offer health, beauty and lifestyle products of our proprietary brands and selected third-party brands. Our products target the high income urban women segment, which presents promising market opportunities. We have implemented a membership-oriented marketing strategy to increase our market share and customers’ share of wallet.

We develop our branded health and beauty products in-house. We offered 79 and 792 SKUs of health and beauty products under our proprietary and third parties brands in 2014, respectively. We have a product development team of over 20 researchers developing new products in-house. The team regularly attends international trade shows to search for new products and new raw materials that we can use to develop new products or improve on existing products. They also receive regular reports and presentations from our OEM suppliers on latest product designs and raw materials. In addition, we have partnership with strategic partners in Taiwan, Japan, and Korea that provide us with priority access to latest develop and research result of skincare and healthcare experts.

Control of Product Sourcing Cost and Quality of Raw Materials

Third-party suppliers manufacture our products, and product sourcing costs typically account for a majority of our cost of goods sold of our own branded products. Fluctuations in our product sourcing costs affect our ability to price our product competitively and our results of operations. We strictly control our product sourcing costs. In particular, our product management team sourced products from a network of OEM suppliers across Asia, which allowed us to benefit from low manufacturing cost while maintaining high product quality.

We have our own team of quality assurance and control dedicated to the product sourcing process. Our quality assurance and control team is responsible for inspecting raw materials shipments, conducting on-site quality control at suppliers’ production facilities and sampling finished products for quality control. We also require our OEM suppliers to provide raw material samples for testing before they begin production. These tests are performed by third party independent test centers. In addition, all raw materials used in the production of our products are recorded and traceable to the place of origin and production batch number.

Net Revenues

The following table sets forth our net revenues by product types both in absolute amount of total net revenues for the periods indicated.

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of $, except percentage)
Continuing operation(1)
Net revenues	38,820	42,624	49,609

(1) Following the disposal of A&A business in September 2014, the A&A business was reclassified to discontinued operation for the fiscal year ended December 31, 2014 and the comparative figures for the fiscal years ended December 31, 2012 and 2013 were retrospectively reclassified to discontinued operation.

In 2012, 2013 and 2014, we generated net revenues through call center and e-commerce channels of $38.8 million, $42.6 million and $49.6 million, respectively. The majority of our customers confirm orders over the telephone and we deliver orders via third party express courier companies and express mail service, or EMS. We collect payments by cash-on-delivery, online payments, wire transfers and postal remittance. We recognize revenues at the time the end customers receive the relevant products, typically within a few days of shipments.

The following table illustrates certain operating data of our call center:

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands)
Number of customers making purchase through our call center	173.8	483.4	305.3
Number of purchase orders placed through our call center	311.9	634.9	451.3
Average sales amount per order placed	$124.5	$67.1	$109.9

Our A&A business was disposed of in September 2014 and was reclassified as a discontinued operations. As a result, the above operating data of our call center has been recast to reflect data from our continuing health and beauty business.

The orders placed through our call center decreased by 28.9% in 2014 compared to 2013, mainly due to customers’ change in preference for other sales channels over call center. The average sales amount per order placed increased over 50% in 2014 compared to 2013 due to our increase in the number of our product selections. The orders placed through our call center increased by 103.6% in 2013 compared to 2012, mainly due to our focused marketing effort in 2013. The average sales amount per order placed decreased by 46.1% in 2013 compared to 2012 due to the generally lower spending habit of the new customers we acquired in 2013.

Cost of Goods Sold (Excluding Depreciation and Amortization, or ex-D&A)

The following table sets forth our cost of goods sold by type of cost for the periods indicated both in absolute amount and as a percentage of total net revenue:

	For the Year Ended December 31,
	2012		2013		2014
	(in thousands of $, except for percentage)
		%		%		%
Continuing operation(1)
Cost of merchandise sold	11,248	29.0	13,511	31.7	15,380	31.0
Customer shipping and handling costs	1,613	4.2	2,081	4.9	1,696	3.4
Merchandise inventory write-down	97	0.2	305	0.7	258	0.5
Total	12,958	33.4	15,897	37.3	17,334	34.9

(1) Following the disposal of A&A business in September 2014, the A&A business was reclassified to discontinued operation for the fiscal year ended December 31, 2014 and the comparative figures for the fiscal years ended December 31, 2012 and 2013 were retrospectively reclassified to discontinued operation.

Our cost of goods sold ex-D&A primarily consists of cost of merchandise sold, customer shipping and handling cost and inventory write down. In 2012, 2013 and 2014, our cost of merchandise sold ex-D&A were $11.2 million, $13.5 million and $15.4 million, representing 29.0%, 31.7% and 31.0% of our net revenues for the same periods, respectively.

In 2012, 2013 and 2014, we recorded customer shipping and handling costs of $1.6 million, $2.1 million and $1.7 million for our cost of goods sold ex-D&A, representing 4.2%, 4.9% and 3.4% of our net revenues for the same periods, respectively.

We write down the cost of slow-moving and excess inventory to the estimated market value based on historical and forecast demands. Such write-down is recorded as part of cost of goods sold ex-D&A.

Operating Expenses

Our operating expenses were $19.9 million, $21.1 million and $25.4 million in 2012, 2013 and 2014, respectively.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses primarily consist of compensation and benefits for our employees, marketing and advertising expenses, rental of call center and corporate facilities, costs of sample product development and legal, finance, information systems and other corporate overhead expenses. Our selling, general and administrative expenses also include share-based compensation expenses, as described below. In 2012, 2013 and 2014, our selling, general and administrative expenses were $19.5 million, $25.0 million and $24.9 million, representing 50.3%, 58.6% and 50.2% of our net revenues for the same periods, respectively. The increase in 2013 was mainly due to the impairment loss of $3.7 million, representing 8.7% of our net revenues, which all was recorded in our continuing operation. We expect our selling, general and administrative expenses to decrease consistently in the near future mainly due to our efforts to control our overall head count and improve operation efficiency.

In 2012, 2013 and 2014, our compensation and benefit expenses were $13.9 million, $14.8 million and $17.3 million, representing 35.8%, 34.7% and 34.8%, of our net revenues for the same periods, respectively. The increase in compensation and benefit expenses was primarily driven by an increase in sales, inflation adjusted salary increase, as well as higher social welfare expense.

In 2012, 2013 and 2014, our marketing and advertising expenses were $0.3 million, $0.2 million and $0.5 million, representing 0.8%, 0.4% and 1.0% of our net revenues for the same periods, respectively. We continue to analyze the effectiveness and return on investment of each marketing tool and control over the market and advertising expenses. We devote efforts to identifying cost-effective marketing approaches and optimizing our marketing activities.

In 2012, 2013 and 2014, our rental expenses for our call center and corporate facilities were $1.1 million, $0.9 million and $0.9 million, representing 2.8%, 2.2% and 1.9% of our net revenues for the same periods, respectively.

Depreciation and Amortization Expenses. Our depreciation and amortization expenses primarily consist of depreciation expenses in connection with logistics center and leasehold improvements for our call center and corporate facilities. In 2012, 2013 and 2014, our depreciation and amortization expenses were $1.2 million, $2.3 million and $1.6 million, respectively. The fluctuation was mainly due to our logistic center in Wujiang becoming fully operational in 2012 and our management changed the intended use of it in 2013 and 2014. As a result, we recorded 4, 10 and 5 months of depreciation in 2012, 2013 and 2014 respectively.

Share-based Compensation Expenses.

In December 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan. As of December 31, 2014, all options granted under the 2006 Plan have been forfeited and all restricted shares granted under the 2006 Plan have vested. No ordinary shares are available for grant under the 2006 Plan.

In January 2008, we adopted the 2008 Stock Option Plan, or the 2008 Plan. As of December 31, 2014, all options granted under the 2008 Plan have been forfeited and all restricted shares granted under the 2008 Plan have vested. No ordinary shares are available for grant under the 2008 Plan.

In October 2010, we adopted the 2011 Share Incentive Plan, or the 2011 Plan. A maximum of 25,358,047 ordinary shares may be issued under the 2011 Plan. As of December 31, 2014, all options granted under the 2011 Plan have been forfeited and all restricted shares granted under the 2011 Plan have vested or been forfeited.

In May 2012, we adopted the 2012 Share Incentive Plan, or the 2012 Plan. A maximum of 26,155,837 ordinary shares may be issued in the form of restricted shares, options, or share appreciation rights under the 2012 Plan. As of December 31, 2014, no restricted shares, options or share appreciation rights had been granted under the 2012 Plan.

We recognized share-based compensation expense of $2.1 million, $4.2 million and $1.0 million, for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Revenue Recognition

For the sale of health, beauty and lifestyle products, we recognize revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured.

We utilize delivery service providers. We accept credit card and debit card payments or cash-on-delivery, or COD, for products ordered through the independent websites and customer service center. Credit and debit card receivables as of December 31, 2013 and 2014 are immaterial. We normally collect credit and debit card receivables within three to four days after the sale. Credit and debit card processing fees are recorded in selling, general and administrative expenses and were immaterial for all periods presented. For COD sales, the delivery service providers are responsible for collecting payment from the customer at the point of delivery. We estimates and defers revenue and the related product costs for shipments that are in-transit to the customer. Revenue is recognized at the time the customer receives the products delivered. Amounts collected by delivery service providers but not remitted to us are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery are classified as advances from customers. The Company pays a fee to the delivery service provider and records such fee in the cost of goods sold.

We allow our customers to return product within certain days of the sale. We estimates sales returns for such sales based on our own historical return experience.

Before the disposal of the A&A business, we recognized revenue from the sale of our apparel and accessories products through a third party online platform and from the sale of products through our stores. We recognize revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured. We recognize revenue from our own retail stores at the point of sale.

We recognizes revenues from sales of apparel and accessories to franchisees on consignment basis upon sale to the ultimate customer as the consignment agreements allows the franchisee to return 100% of unsold merchandise at any given point of time.

Sales to franchisees on a non-consignment basis are recognized as revenue upon delivery. These franchisees are permitted to return product within certain windows of time, generally based upon the seasons of the year, ranging from 5% to 10% of the specific order placed. We records maximum return allowed as reduction of revenue based on historical return experience.

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

We recorded $0.1 million, $0.3 million and $0.3 million of inventory write-downs in 2012, 2013 and 2014, respectively, primarily reflecting the estimated selling price after discount for slow-moving inventories.

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, we assess the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, we recognize impairment equal to the difference between the carrying amount and fair value of these assets. We recorded an impairment loss for its long-lived assets in the amount of nil, $3.7 million and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

Investment in an affiliate

An affiliated company is an entity over which we have significant influence, but which we do not control. We generally consider an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the Statement of comprehensive loss and our share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. Unrealized gains on transactions between us and our affiliated companies are eliminated to the extent of our interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When our share of losses in an affiliated company equals or exceeds our interest in the affiliated company, we do not recognize further losses, unless we have incurred obligations or made payments on behalf of the affiliated company.

We are required to perform an impairment assessment of our investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. We have not recorded any impairment losses in any of the periods reported.

We have sold our entire equity interest of our affiliate for a consideration of $2.0 million and recognized a net gain on disposal of $1.3 million in 2014.

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

On January 30, 2013, our board approved a share option exchange program that offered our eligible directors and employees the right to exchange vested outstanding share options under the 2008 and 2010 share incentive plans for our restricted shares at certain applicable ratio. These replacement restricted shares are subject to a vesting schedule of one year after the grant date. As of December 31, 2014, a total of 36 directors and employees tendered an aggregate of 64,850,654 options to exchange for an aggregate of 54,888,589 restricted shares. The grant date fair value of the restricted shares was $4.0 million.

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

As of December 31, 2014, we had no unrecognized compensation cost related to non-vested share-based compensation awards and all of our restricted shares and share options are fully vested.

Consolidation of VIEs

Chinese regulations require foreign-invested retail enterprises to go through an additional approval process, not required of domestic retail enterprises, each time they open a new retail store. In order to comply with these foreign ownership restrictions, historically, we operated our physical stores through MecoxLane Shopping and conducted the business of wholesale and retail of apparel and accessories in the brand name of Rampage in China through Rampage Shopping. We entered into a series of contractual arrangements with MecoxLane Shopping, Rampage Shopping and their respective equity owners. As a result of these contractual arrangements, we had the ability to effectively control MecoxLane Shopping and Rampage Shopping, and we were considered the primary beneficiary of MecoxLane Shopping and Rampage Shopping. Accordingly, MecoxLane Shopping and Rampage Shopping were VIEs of our company under U.S. GAAP and we consolidated the results in our consolidated financial statements. Following the disposal of the apparel and accessories business, we did not conduct material business through VIEs in 2014. In June 2014, Rampage Shopping was closed and Mecoxlane Shopping was disposed of along with our A&A business. As of December 31, 2014, we only had one VIE, Shanghai Shang Xun Information Technology Co., Ltd., or Shang Xun, which was closed in January 2015.

Income Tax and Valuation Allowance against Deferred Tax Assets

We estimate income tax expense for each jurisdiction in which we operate and for each period presented, which includes estimating current tax exposure as well as assessing realizable deferred tax assets and deferred tax liabilities. As of December 31, 2012, 2013 and 2014, our deferred tax assets were, nil, nil and nil, respectively, primarily resulting from temporary differences between our accounting and tax bases, offset by valuation allowance. We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in our consolidated financial statements, and net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. We have provided a full valuation allowance as it is not more likely than not that the net operation losses can be utilized before expiry. If we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our valuation allowance would increase our net income in the period such determination was made. Likewise, if we determined that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would be charged to our consolidated statements of operations in the period such determination is made. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. Significant management judgment based upon the possible sources of taxable income, and the evidence available for each possible sources of taxable income on a jurisdiction by jurisdiction basis, is required in determining income tax expense and deferred tax assets and liabilities. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on our ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. We recognized a valuation allowance of $12.8 million, $16.6 million and $14.9 million as of December 31, 2012, 2013 and 2014, respectively.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for 2009 and 2010, our auditor noted certain significant deficiencies in our internal controls over financial reporting as defined in the standards established by the PCAOB, primarily related to the documentation of certain non-routine transactions and lack of efficient inventory security. In connection with the audit of our consolidated financial statements for 2012, 2013 and 2014, no significant deficiencies were identified in our internal controls over financial reporting. Our auditor has not noted any material weakness, as defined in the standards established by the PCAOB, in our internal controls over financial reporting. We have remediated these control deficiencies by adopting several measures, such as engaging a consulting firm to facilitate the design and implementation of our internal control system and hiring additional accounting personnel with U.S. GAAP and Sarbanes-Oxley Act compliance experience as well as installing security equipment in our warehouses, retaining an external security firm and conducting periodical stock count on a timely basis.

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

Recent Accounting Pronouncements

In May 2014, the FASB and International Accounting Standards Board, or IASB, issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The ASU shall be applied at the effective date, and the Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In November 2014, the FASB issued a new pronouncement which provides guidance on determining whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. The new standard requires management to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The effects of initially adopting the amendments in this Update should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective. The Group is assessing the effect of adoption of this guidance on the Group’s consolidated financial states.

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

	For the Year Ended December 31,
	2012		2013		2014
	(in thousands of $, except for percentage)
		%		%		%

Net revenues	38,820	100.0	42,624	100.0	49,609	100.0
Cost of goods sold (excluding depreciation and amortization)	12,958	33.4	15,897	37.3	17,334	34.9
Operating expenses:
Selling, general and administrative expenses	19,530	50.3	24,987	58.6	24,880	50.2
Depreciation and amortization expenses	1,205	3.1	2,280	5.4	1,619	3.3
Other operating income, net	(853)	(2.2)	(6,183)	(14.5)	(1,088)	(2.3)
Total operating expenses	19,882	51.2	21,084	49.5	25,411	51.2
Income from operations	5,980	15.4	5,643	13.2	6,864	13.9
Interest expense	—	—	(342)	(0.8)	(16)	0.0
Interest income	2,143	5.5	977	2.3	274	0.5
Other income, net	120	0.3	1,039	2.5	(134)	(0.3)
Income before income tax, equity in an affiliate and non-controlling interests	8,243	21.2	7,317	17.2	6,988	14.1
Income tax expense	324	(0.8)	—	—	—	—
Income before equity in an affiliate and noncontrolling interests	7,919	20.4	7,317	17.2	6,988	14.1
Loss from equity in an affiliate	—	—	(5,491)	(12.9)	(4,876)	(9.9)
Gain on disposal of the equity interest of an affiliate	—	—	—	—	1,330	2.7
Income from continuing operations	7,919	20.4	1,826	4.3	3,442	6.9
Loss on discontinued operations, net of tax	(30,351)	(78.2)	(28,436)	(66.7)	(19,792)	(39.9)
Net loss	(22,432)	(57.8)	(26,610)	(62.4)	(16,350)	(33.0)
Accretion of non-controlling interest	20	0.1	103	0.2	4	0.0
Net loss attributable to non-controlling interests	(20)	(0.1)	(103)	(0.2)	(4)	0.0
Net loss attributable to the Mecox Lane’s shareholders	(22,432)	(57.8)	(26,610)	(62.4)	(16,350)	(33.0)

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The weighted average exchange rates of RMB against U.S. dollar used for the consolidated statements of operations decreased for 2014 compared with 2013. As substantially all of our revenues and most of our expenses are denominated in RMB, the depreciation in the value of RMB relative to the U.S. dollar affected our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The impact of foreign currency translation to our revenue and expense line item is discussed below.

We completed the disposal of A&A business on September 18, 2014. Following the disposal, financial results related to the A&A business were reclassified as discontinued operations for the fiscal year ended December 31, 2014 and the comparative figures for fiscal year ended December 31, 2012 and 2013 respectively . The assets and liabilities of the discontinued operations are classified as assets/liabilities held for sale on the Company’s balance sheet. The following results reflect the Company’s continuing operations.

Net Revenues. Our net revenues increased by 16.4% from $42.6 million in 2013 to $49.6 million in 2014, mainly due to the Company’s launch of a number of new proprietary healthcare products. At the same time, sales of Sonoko-brand products increased approximately 75%. The Company saw a significant overall increase in its sales of premium skin care products in 2014, which were driven by a number of sales and marketing promotions. The increase in revenue was partly offset by a decrease in revenue attributable to foreign currency translation of 0.2% compared to 2013.

Cost of Goods Sold (ex-D&A). Our cost of goods sold ex-D&A increased by 9.0% from $15.9 million in 2013 to $17.3 million in 2014. This increase corresponded to the increase in sales, partly offset by a decrease in cost of goods sold ex-D&A attributable to foreign currency translation of 0.2% compared to 2013.

Gross Profit. Our total gross profit increased by 20.8% from $26.7 million in 2013 to $32.3 million in 2014 and our total gross margin increased from 62.7% in 2013 to 65.1% in 2014. We launched series of new health products in 2014 with higher margins to replace certain third party products. The gross margin increased due to an overall increase in new products offered and higher margins of such products, partly offset by a decrease in total gross profit attributable to foreign currency translation of 0.2% compared to 2013.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses slightly decreased from $25.0 million in 2013 to $24.9 million in 2014. The change was mainly due to an increase in our compensation and benefit expense was offset by a decrease in assets impairment, which amounted to $3.7 million and nil for the full year 2013 and 2014, respectively, as well as a decrease in selling, general and administrative expenses attributable to foreign currency translation of 0.2% compared to 2013.

Our compensation and benefit expenses increased by 16.9% from $14.8 million in 2013 to $17.3 million in 2014. The increase in compensation and benefit expenses was primarily driven by an increase of sales and inflation adjusted salary increase, partly offset by 0.2% decrease in our compensation and benefit expenses attributable to foreign currency translation.

Our marketing and advertising expenses increased from $0.2 million in 2013 to $0.5 million in 2014, primarily due to increased marketing effort to promote our health beauty and lifestyle products and brands, partly offset by 0.5% decrease in our marketing and advertising expenses attributable to foreign currency translation. We expect a further input in brand recognition and products promotion in 2015 and onwards.

Rental expenses for our call center, and corporate facilities remained at approximately $0.9 million in both 2013 and 2014.

Our asset impairment expenses decreased from $3.7 million in 2013 to nil in 2014. In 2013, we recorded $3.7 million assets impairment for our logistic center in Wujiang as we reclassified it to held-for-sale assets and made approval for it to be sold within 12 months. We did not have any asset impairment in 2014.

Depreciation and Amortization. Our depreciation and amortization decreased by 29.0% from $2.3 million in 2013 to $1.6 million in 2014, mainly due to the management’s decision to terminate the plan of sale of our logistic center and reclassify to property and equipment and prepaid land-use right in July. We recorded depreciation and amortization of five and ten months in 2014 and 2013, respectively.

Other Operating Income, Net. Our net other operating income decreased to $1.1 million in 2014 from $6.2 million in 2013, primarily due to a one-off gain of $6.0 million in connection with the contribution of intangible assets to our joint venture, Giosis Mecoxlane, in 2013.

Income from Operations. As a result of the foregoing, our income from operation was $6.9 million in 2014, compared to income from operations of $5.6 million in 2013.

Income Tax Expense. Our income tax expenses remained at nil in 2014.

Interest Income. Our interest income decreased to approximately $0.3 million in 2014 from approximately $1.0 million in 2013. The decrease was primarily attributed to withdrawal of partial funds from our deposits as well as a relative lower average yield rate compared to 2013.

Other Income (loss), Net. Our net other loss was $0.1 million in 2014, compared to a net other income of $1.0 million in 2013. The change was due to an exchange loss of $0.1 million in 2014 from the Renminbi weakened against U.S. Dollar by 0.5% from the rate of RMB6.1412 to $1.00 in 2013 to RMB6.1704 to $1.00 in 2014.

Loss from Equity in an Affiliate. Our loss from equity in an affiliate decreased to $4.9 million from $5.5 million in 2013. On December 19, 2014, we entered into a share purchase agreement with Oak Investment Partners XII, LP, pursuant to which we sold our entire equity interest in Giosis Mecoxlane for a consideration of $2.0 million. A net gain of $1.3 million was recognized from the disposal and the deal was completed on December 22, 2014.

Net Loss from Discontinued Operations. In September 2014, we disposed our A&A business for an adjusted consideration of approximately $6.1 million. We recorded a net loss of $19.8 million from discontinued operations in 2014, which comprised of an $11.5 million loss from discontinued operations, a $9.3 million impairment on the discontinued operations, and a $1.0 million gain on disposal of discontinued operations. Our net loss from discontinued operations was $28.4 million in 2013.

Net Loss . As a result of the foregoing, our net loss decreased from $26.6 million in 2013 to $16.4 million in 2014. Our adjusted net loss decreased from $22.4 million in 2013 to $15.4 million in 2014.

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

We completed the disposal of A&A business on September 18, 2014 . Following the disposal, financial results related to the A&A business were reclassified as discontinued operations for the fiscal year ended December 31, 2014 and the comparative figures for fiscal year ended December 31, 2012 and 2013 respectively . The assets and liabilities of the discontinued operations are classified as assets/liabilities held for sale on the Company’s balance sheet. The following results reflect the Company’s continuing operations.

Net Revenues. Our net revenues increased by 9.8% from $38.8 million in 2012 to $42.6 million in 2013, the increase in revenue was mainly attributable to our expansion of third party products, including Sonoko as a supplement of our proprietary products, as well as an increase in revenue attributable to foreign currency translation of 2.8% compared to 2012 . The sales of Sonoko doubled in 2013 compared with 2012.

Cost of Goods Sold (ex-D&A). Our cost of goods sold ex-D&A increased by 22.7% from $13.0 million in 2012 to $15.9 million in 2013, which corresponded to the increase in sales, as well as an increase in cost of goods sold ex-D&A attributable to foreign currency translation of 3.1% compared to 2012.

Gross Profit. Our total gross profit increased by 3.3% from $25.9 million in 2012 to $26.7 million in 2013 and our total gross margin decreased from 66.6% in 2012 to 62.7% in 2013. The decrease in gross margin was primarily due to an expansion in the sales of third party products which generally yield much lower margins compared our proprietary products, partially offset by an increase in total gross profit attributable to foreign currency translation of 2.6% compared to 2012.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 27.9% from $19.5 million in 2012 to $25.0 million in 2013. The change was mainly due to compensation and benefit expense increasing from $13.9 million in 2012 to $14.8 million in 2013 and an increase of assets impairment of $3.7 million from 2012 to 2013 , as well as a 3.2% increase in our general and administrative expenses in 2013 attributable to foreign currency translation compared to 2012.

Our marketing and advertising expenses slightly decreased from $0.3 million in 2012 to $0.2 million in 2013. The decrease was partly offset by a 1.8% increase in our marketing and advertising expenses attributable to foreign currency translation.

Rental expenses for our call center and corporate facilities decreased from $1.1 million in 2012 to $0.9 million in 2013, primarily due to termination of certain leasing agreements for our warehouse as our central logistic center in Wujiang became fully operational in the third quarter of 2012, partially offset by a 2.2% increase in rental expenses for our call centers, logistics center and corporate facilities attributable to foreign currency translation compared to 2012.

Our asset impairment expenses increased to $3.7 million in 2013 from nil in 2012. We recorded $3.7 million assets impairment of our logistic center in Wujiang as we reclassified it to held-for-sale assets and made approval for it to be sold within 12 months. We did not have any asset impairment in 2012.

Depreciation and Amortization. Our depreciation and amortization increased by 89.2% from $1.2 million in 2012 to $2.3 million in 2013, mainly due to our central logistic center in Wujiang became fully operational in the third quarter of 2012, recorded only four months’ depreciation for 2012, as well as an increase of 4.8% in depreciation and amortization attributable to foreign currency translation compared to 2012.

Other Operating Income, Net. Our net other operating income increased to $6.2 million in 2013 from $0.9 million in 2012 primarily due to a one-off gain of $6.0 million in connection with the contribution of intangible assets to our joint venture, Giosis Mecoxlane in 2013.

Income from Operations. As a result of the foregoing, our income from operation was $5.6 million in 2013, compared to income from operations of $6.0 million in 2012.

Income Tax Expense. Our income tax expenses decreased from $0.3 million in 2012 to nil in 2013. During 2013, we concluded that it is more likely than not that we will not generate sufficient taxable profits to utilize the deferred tax assets and therefore we recognized a full valuation allowance of $16.6 million against our deferred tax assets of $16.6 million generated in 2013.

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

Net loss from discontinued operations. Our net loss from discontinued operations was $30.4 million and $28.4 million in 2012 and 2013 respectively.

Net Loss . As a result of the foregoing, our net loss increased from $22.4 million in 2012 to $26.6 million in 2013. Our adjusted net loss increased from $20.3 million in 2012 to $22.4 million in 2013.

B.                                    Liquidity and Capital Resources.

Cash Flows and Working Capital

Our principal source of liquidity in recent years has been cash generated from operating activities. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and which have maturities of three months or less when purchased. Cash and cash equivalents at December 31, 2014 were $18.2 million compared with $14.3 million at December 31, 2013. We believe that our current cash, cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next twelve months. We may, however, need additional capital in the future to fund our continuing operations.

Our primary use of cash included (i) cash used for purchase of merchandise and related services of $ 132.3 million, $ 80.0 million and $35.6 million, in 2012, 2013 and 2014, respectively; (ii) cash used for compensation to our employees of $40.7 million, $28.4 million and $17.0 million, in 2012, 2013 and 2014, respectively; (iii) cash used for the new logistics center located in Wujiang of $6.5 million, $0.8 million and $3.4 million, in 2012, 2013 and 2014, respectively; (iv) cash used for advertising of $10.9 million, $2.7 million and $0.5 million, in 2012, 2013 and 2014, respectively; and (v) cash used for paying tax and other levies of $7.2 million, $9.2 million and $7.9 million in 2012, 2013 and 2014, respectively.

On May 21, 2012, we announced a share repurchase plan to repurchase up to $10.0 million of our ADSs from May 20, 2012 to May 19, 2013. As end of the share repurchase program, we repurchased an aggregate of 315,883 ADSs (approximately 1,579,415 ADSs if retroactively adjusted to reflect the ADS to ordinary share ratio change on February 1, 2013) on the open market for a total cash consideration of $1,273,364.

We are a holding company, and we rely principally on dividends and other distributions on equity from our subsidiaries in China for our cash requirements such as paying dividends to our shareholders in the future. PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Such transfer will be subject to PRC government’s control of currency conversion and will incur cost in the form of PRC withholding tax. See “Item 3. Key Information — D. Risk Factors - We principally rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us, or the tax implications of making payments to us, could materially adversely affect our ability to conduct our business.”, “— Restrictions on currency exchange may limit our ability to receive and use our revenues effectively”, and “— Governmental control of currency conversion may affect the value of your investment.” As of December 31, 2014, we had, on a consolidated basis, accumulated losses of $125.1 million, representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder. Our relevant PRC subsidiaries are not able to distribute dividends to us until the accumulated losses have been made up. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after- tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of $)

Net cash provided by (used in) operating activities	(10,990)	(15,090)	5,378
Net cash provided by (used in) investing activities	(15,611)	17,328	683
Net cash provided by (used in) financing activities	(562)	939	(1,640)
Effect of exchange rate changes	356	(732)	(501)
Net (decrease) increase in cash and cash equivalents	(26,807)	2,445	3,920
Cash and cash equivalents at beginning of the year	40,098	13,291	14,261
Cash held in discontinued business as of December 31, 2013	—	(1,475)	—
Cash and cash equivalents at end of the year	13,291	14,261	18,181

Operating Activities

Net cash provided by operating activities in 2014 amounted to $5.4 million. We had a net loss of $16.4 million. The major adjustments to reconcile net loss to net cash provided by operating activities include $9.3 million in impairment loss of our A&A business, $4.9 million equity in loss of our joint venture, Giosis Mecoxlane, $3.3 million in depreciation and amortization, $1.0 million in share-based compensation, partially offset by $1.3 million gain from disposal of our joint venture and $1.0 million gain from disposal of A&A business. Major changes in operating assets and liabilities include $8.1 million decrease in held for sale net asset of A&A business and $1.0 million decrease in merchandise inventories primarily as a result of less procurement in 2014 and our effort to manage the overall inventory level, partially offset by $5.1 million decrease in accounts payable as a result of less procurement of inventories in the last quarter of 2014 and repayments of vendors of A&A business.

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

Investing Activities

Net cash provided by investing activities amounted to $0.7 million in 2014, primarily due to $6.1 million of proceeds from redeeming structured time deposits, $2.0 million of proceeds from disposal of all equity interest of our joint venture, Giosis Mecoxlane, and $6.1 million proceeds from disposal of our A&A business, partly offset by $6.8 million for purchasing structured time deposits and $7.0 million for purchasing property and equipment in 2014.

Net cash provided by investing activities amounted to $17.3 million in 2013, primarily due to $28.7 million of proceeds from redeeming structured time deposits partly offset by $8.0 million for purchasing structured time deposits and $4.1 million for purchasing the property and equipment in 2013.

Net cash used in investing activities amounted to $15.6 million in 2012, primarily due to $20.7 million for purchasing structured time deposits, $10.2 million for purchasing the property and equipment and $5.0 million of capital contribution to Giosis Mecoxlane, our joint venture with Giosis, in 2012, partly offset by $20.6 million of proceeds from redeeming structured time deposits.

Financing Activities

Cash flows used in financing activities were $1.6 million in 2014, due to repayment of short-term borrowings.

Cash flows provided by financing activities were $0.9 million in 2013, primarily due to $18.7 million of proceeds from short-term borrowings, partly offset by $17.1 million of repayment of short-term borrowings and the repurchase of our treasury shares of $0.7 million.

Cash flows used in financing activities were $0.6 million in 2012, primarily due to the repurchase of our ADSs in the amount of $0.6 million.

Accounts Receivable and Accounts Receivable Turnover Days

	As at/for the year ended 31 December
	2012	2013	2014

Accounts receivables balance, net of allowance for doubtful accounts (in millions of $)	0.8	1.2	1.2
Average accounts receivables turnover days(1)	8.1	8.3	8.7

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

We start recognizing accounts receivable from the date we recognize revenues. We recognize and carry accounts receivable at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We consider factors such as delivery service provider credit-worthiness, past experience with third-party delivery service providers and current economic industry trends when we determine the collectability of specific delivery service provider accounts. Allowance for doubtful accounts for accounts receivable was approximately $0.1 million, $0.1 million and $0.02 million for 2012, 2013 and 2014, respectively. Bad debts are written off as incurred.

Inventories and Inventory Turnover Days

	As at/for the year ended 31 December
	2012	2013	2014

Inventories balance (in millions of $)	4.4	4.0	3.1
Average inventory turnover days(1)	125.0	97.4	75.0

(1) Average inventory turnover days are calculated by dividing average inventories by cost of goods sold and then multiplying the result by the number of days in the relevant period. The number of days in a relevant period is 365 for any 12-month period.

Our inventory turnover days decreased from 125 days in 2012 to 75 days in 2014 due to better estimation of customers’ demands and more efficient inventory management.

Capital Expenditure

Our capital expenditures totaled approximately $7.0 million in 2014, primarily used in the leasehold improvement, purchase of office and other operating equipment, as well as improvements on the logistic center in Wujiang. We estimate that our capital expenditures in 2015 will be approximately $2.5 million, which will be used primarily to enhance our mobile infrastructure and IT system, including upgrading the CRM and ERP. We plan to fund these capital expenditures through our existing cash balances and our financing activities.

C.                                    Research and Development, Patents and Licenses, Etc.

Intellectual Property

We regard our trademarks, trade secrets, patents and similar intellectual property as critical to our success, and rely on trademark and patent law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers and others to protect our proprietary rights. We maintain 122 trademark registrations in the Greater China area and are in the process of applying for registration of 8 trademarks in the Greater China area. We are the exclusive licensee of Maxicare and Skin Fairy trademarks registration in China, for our health and beauty products. We are the exclusive licensee in certain channels of Sonoko for our skin care products. We own 24 copyrights related to computer software.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2014 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payment Due by Period ($ in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Operating leases	6,833	1,236	1,929	1,834	1,834
Purchase obligations	824	824	—	—	—
Total contractual obligations	7,657	2,060	1,929	1,834	1,834

Our operating lease obligations related to lease agreements with lessors of our call center and corporate facilities in China.

Our purchase obligations as of December 31, 2014, primarily related to improvement of IT system including ERP and CRM upgrading.

G.                                    Safe Harbor

See “Forward Looking Information” on page 6 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Robin Bin Chen	50	Chairman
Yang Wang	36	Vice Chairman
Ingrid Ye Wang	48	Director and Chief Executive Officer
Fan Zhang	47	Independent Director
Rock Yanshi Jin	60	Independent Director
Xiongsheng Yang	55	Independent Director
Xiaohua Li	54	Independent Director
Michael Guisheng Liu	38	Vice President of Finance and Acting Chief Financial Officer
Willy Yili Wu	61	Chief Operating Officer

Biographical Information

Mr. Robin Bin Chen has served as senior vice president of Sanpower Group Limited since July 2013 and as a director of Mecox Lane and the chairman of our board since May 2014. From February 2008 to July 2013, Mr. Chen served as president of Jiangsu Hongtu High Technology Co., Ltd and president of Hisap High Technology Corporation. From March 2005 to February 2008, Mr. Chen held multiple positions from assistant to president of Jiangsu Hongtu High Technology Co., Ltd, including general manager of the IT and industry department, vice president, and senior vice president. Mr. Chen received his bachelor’s degree from Nanjing Industrial College in 1988 and an MBA degree from China Southeast University in 1999.

Ms. Yang Wang has served as the executive vice president of Sanpower Group since 2013, mainly responsible for cross-border investment execution, as a director of Mecox Lane since November 2014. Prior to joining Sanpower Group, Ms. Wang was an investment banker in Hong Kong at Citigroup from 2009 to 2011 and Barclays from 2011 to 2013, where she assisted a number of Chinese companies with their overseas IPOs and acquisitions. From 2006 to 2007, Ms. Wang worked at the World Bank’s International Finance Corporation (IFC) Beijing office where she advised on equity investments across various sectors in China. Ms. Wang received an MBA degree, with honors, from the Wharton School, University of Pennsylvania, and a master’s degree in finance from Peking University.

Ms. Ingrid Ye Wang has been the chief executive officer and a director of Mecox Lane since May of 2014. Ms. Wang previously served as CEO of Cnshangquan, starting in April of 2012. Prior to joining Cnshangquan, Ms. Wang served as the chief operating officer of Shanghai Blackspace Information Technology Co., Ltd from 2010 to 2012, a start-up company providing turnkey solutions and applications for mobile devices, and as president of Shanghai Wicresoft Co., Ltd. from 2002 to 2008, a joint venture established by Microsoft Corporation and the Shanghai Municipal Government to provide information technology and business process outsourcing services. Ms. Wang received her bachelor’s degree in management science from Fudan University in 1989.

Mr. Fan Zhang has served as an independent director of Mecox Lane since May 2014. He has been senior vice president and chairman of Ingram Micro (China) Holding & Commercial Co. Ltd. since 2014. From 2004 to 2013, Mr. Zhang served as vice president and chief operating officer, and senior vice president and managing director of Ingram Micro (China) Holding & Commercial Co. Ltd. Mr. Zhang received degrees from the International Executive Programme (IEP) at European Institute of Business Administration in 1998 and the China-European International Business School in 2003.

Mr. Rock Yanshi Jin has served as an independent director of Mecox Lane since June 2014. He has extensive research and work experience in securities investment and corporate finance. Mr. Jin has served as the chief executive officer of Pop Eton Investment Advisor Co., Ltd, a PRC-based education company for securities investment fund managers. He has also served as the director of the Institute of Behavioral Finance in Shanghai Jiaotong University Overseas Education School and as a professor at Peking University’s HSBC Business School. Mr. Jin serves as a director of Fundant (Changzhou) New Metal Material Technology Co., Ltd. From 2001 to 2010, Mr. Jin held multiple chief economist positions at Xiangcai Securities Co., Ltd. and Sinolink Securities Co. Ltd. Mr. Jin was a FINRA-registered securities broker and founder of Sunpoint Securities, Inc. From 2004 to 2006, Mr. Jin was selected as an expert in banking at Finance Committee of the National People’s Congress of PRC and contributed to amendments to the PRC Securities Law. Mr. Jin received a bachelor’s degree, a master’s degree and a Ph.D. degree in economics from Nankai University in 1979, 1992 and 1998, respectively. He was an Open Society Foundation Research Fellow and visiting scholar at Harvard University’s economics department from 1987 to 1989 and a research assistant at Tufts University’s Fletcher School from 1989 to 1990.

Mr. Xiongsheng Yang has served as an independent director of Mecox Lane since June 2014. He has extensive experience in teaching and research in accounting. Mr. Yang has served as the dean of the department of accounting of Nanjing University since 2000 and as professor at the Business School of Nanjing University since 1999. Mr. Yang is also executive director of the Chinese Accounting Society, a member of the Internal Control Standards Committee of Chinese Enterprises, a consulting expert of Chinese Accounting Standards for the Ministry of Finance, and vice president of the Jiangsu Accounting Society. Mr. Yang also holds independent director positions at Sanpower Group Corporation, Yizheng Chemical Fiber Co. Ltd and Jiangsu Sunrain Solar Energy Co. Ltd, all of which are PRC-listed companies. Mr. Yang received a bachelor’s degree in accounting from Xuzhou Normal University in 1980, a master’s degree and a Ph.D. degree in accounting from Dongbei University of Finance and Economics in 1995 and 2004, respectively.

Mr. Xiaohua Li has served as an independent director of Mecox Lane since June 2014. He has extensive experience in teaching and research in the field of display technology. Mr. Li has served as a professor at Southeast University and as deputy head of display technology R&D center of Southeast University and the Jiangsu information display engineering technology research center. Mr. Li is also a member of the International Electrotechnical Commission Technical Committee No. 110/Working Group 2/Working Group 4/Working Group 6, a member of the International Committee for Display Metrology, a member of the Chinese Flat Panel Standards Working Group, a senior member of the Society of Information Display, and a program committee member of the Society of Information Display on Display Measurement. Mr. Li received his bachelor’s degree in electrical engineering from the Nanjing Institute of Technology in 1983, a master’s degree in electrical engineering from Southeast University in 1988 and a Ph.D. degree in electrical engineering from Southeast University in 2006.

Mr. Michael Guisheng Liu has served as our acting CFO since January 2014. Mr. Liu joined Mecox Lane in 2009, has served as our vice president of finance since November 2013, and was a key member of our financial team during our initial public offering in 2010. Prior to joining us, Mr. Liu worked in the finance departments of McDonald’s (China) and Really Sports (China) for a total of seven years. Mr. Liu graduated from Tongji University in 2000.

Mr. Willy Yili Wu has been our COO since May 2014 and served as head of the Company’s health and beauty division since March 2005. Prior to joining Mecox Lane, Mr. Wu worked at Urline International Co., Ltd., a mail-order and telemarketing company in Taiwan, from 1996 to 2005, with his last role as the executive director. Mr. Wu has approximately 20 years of experience in sales and marketing management, including over 15 years of experience in the health and beauty business. Mr. Wu received a bachelor’s degree in psychology from Fu Jen Catholic University in 1978 and a master’s degree in industrial management from Middle Tennessee State University in 1986.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a period ranging from approximately 12 months to 39 months. We may terminate an executive officer’s employment at any time, without notice or remuneration, for certain acts of the officer, including a conviction of a criminal offense or a failure to perform agreed duties.

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

Each executive officer has agreed to hold in strict confidence any confidential information of our company. Each executive officer has also agreed to disclose in confidence to us all designs or other work which he develops and assign all right, title and interest in them to us. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions set forth in his agreement. We have agreed to pay each of our executives compensation equal to 18 months of the local minimum salary for his compliance with non-competition obligations during the specified period after the termination of his employment.

B.                                    Compensation

For the year ended December 31, 2014, we paid an aggregate of approximately RMB1.6 million ($0.3 million) in cash to our executive officers and an aggregate of RMB0.3 million ($0.05 million) in cash to our independent directors. Our executive officers are not and will not be compensated, directly or indirectly, by any affiliated entity, including our subsidiaries, for services rendered to us. For options granted to our executive officers and directors, see “—Share Incentive Plan.”

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

Share Incentive Plans

2006 Stock Option Plan and 2008 Stock Option Plan

We have adopted our 2006 Stock Option Plan and our 2008 Stock Option Plan, or the Plans, to promote our success and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. We may issue a maximum of 63,456,083 shares under our 2006 Stock Option Plan and 57,370,401 shares under our 2008 Stock Option Plan. Our 2006 Stock Option Plan and our 2008 Stock Option Plan are substantively identical. As of the date of this annual report, no ordinary shares are available for grant under the 2006 Plan and the 2008 Plan.

Types of Awards.  The Plans permit the grant of several kinds of awards, including among others, options, stock appreciation rights and restricted shares.

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

2011 Share Incentive Plan

We adopted our 2011 Share Incentive Plan, or 2011 Plan in October 2010. We may issue a maximum of 25,358,047 shares pursuant to the 2011 Plan. All options granted under the 2011 Plan have been forfeited and all restricted shares granted under the 2011 Plan have vested or been forfeited. We will continue to grant awards under the 2011 Plan unless our compensation committee determines otherwise.

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

2012 Share Incentive Plan

We adopted our 2012 Share Incentive Plan, or 2012 Plan in May 2012. We may issue a maximum of 26,155,837 shares pursuant to the 2012 Plan. As of the date of this annual report, no restricted shares, options or share appreciation rights had been granted under the 2012 Plan.

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

As of the date of this annual report, all share options granted have been forfeited.

The following table summarizes the restricted shares that we granted under our 2006, 2008 and 2011 plans.

Name	Restricted Shares	Grant Price ($/Share)	Grant Date
Michael Guisheng Liu	*	0.0001	October 4, 2011
	*	0.0001	February 2, 2013
Willy Yili Wu	*	0.0001	October 4, 2011
	*	0.0001	February 2, 2013
Director and executive officers as a group	525,000	0.0001	October 4, 2011
	2,565,500	0.0001	February 2, 2013
Other individuals as a group	11,153,047	0.0001	October 4, 2011
	36,733,654	0.0001	February 2, 2013
	4,446,000	0.0001	February 22, 2013
	630,000	0.0001	March 1, 2013
	11,143,435	0.0001	May 11, 2013

* Restricted shares held by such person comprise less than 1% of our outstanding ordinary shares.

On January 30, 2013, our board approved a share option exchange program that offered our eligible directors and employees the right to exchange unexercised vested outstanding share options granted under the 2006, 2008 and 2011 share incentive plans for our restricted shares at certain applicable ratio. These replacement restricted shares are subject to a vesting schedule of one year after the grant date. As of the date of this annual report, a total of 36 present or former directors and employees tendered an aggregate of 64,850,654 options to exchange for an aggregate of 54,888,589 restricted shares. As of the date of the annual report, all restricted shares have been fully vested or forfeited.

C.                                    Board Practices

In 2014, most of our directors attended all the meetings of our board and its committees on which they served after becoming members of our board. No director is entitled to any severance benefits upon termination of his directorship with us.

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

Audit Committee

Our audit committee consists of Rock Yanshi Jin, Xiongsheng Yang and Xiaohua Li. All of the audit committee members satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Jin is the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

For the fiscal year ended December 31, 2014, our audit committee held four meetings.

Compensation Committee

Our compensation committee consists of Rock Yanshi Jin, Xiongsheng Yang and Xiaohua Li. All of the compensation committee members satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules and Rule 10C-1 under the Securities Exchange Act of 1934. Mr. Jin is the chair of our compensation committee. Our compensation committee will assist the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

For the fiscal year ended December 31, 2014, our compensation committee held one meeting.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us. None of our directors serve as a director or officer of our VIEs.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each of our annual general meetings, each of our directors is subject to retirement but then is eligible for re-election as a director at the same meeting. Subject to the foregoing, our directors will hold office until such time as they are removed from office by special resolution of the shareholders or they voluntarily resign from their office. A director will be removed from office automatically if, among other things, the director dies, becomes bankrupt or makes any arrangement or composition with his creditors, or is found to be or becomes of unsound mind, or, without special leave of absence from our board, is absent from three consecutive meetings of our board and the board resolves that his office be vacated. We may appoint any person to be a director by ordinary resolution of shareholders of our company.

D.                                    Employees

Our Employees

The following table sets forth the number of our employees categorized by areas of operations and as a percentage of all employees as of December 31, 2014:

Operations	Number of employees	Percentage of total
Call center and e-commerce channels	807	76.3%
Logistics	70	6.6%
Marketing and product sourcing	79	7.5%
Management and administration	101	9.6%
Total	1,057	100%

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

We design and implement in-house training programs tailored to each job function and responsibilities to enhance performance. We provide specific training to new employees at orientation to familiarize them with our working environment and safety requirements. We provide our sales representatives with trainings that focus on their skills and qualifications to ensure that they are familiar with the product features.

Our PRC subsidiaries contribute to social insurance for their employees every month in compliance with relevant PRC laws, including pension, medical insurance, unemployment insurance, occupational injuries insurance, childbirth insurance and housing fund. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of date of March 31, 2015, by:

•                 each of our directors and executive officers who are also our shareholders; and

•                 each person known to us to own beneficially more than 5.0% of our ordinary shares.

Share Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:
Michael Guisheng Liu(3)	*	*
Willy Yili Wu(4)	*	*
Robin Bin Chen	—	—
Yang Wang	—	—
Ingrid Ye Wang	—	—
Fan Zhang	—	—
Rock Yanshi Jin	—	—
Xiongsheng Yang	—	—
Xiaohua Li	—	—
All Directors and Executive Officers as a Group (5)	*	*

Principal Shareholders:
CNshangquan Limited (6)	290,564,842	63.8%

*                                         Less than 1%

(1)                   Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities

(2)                   For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of 455,227,428 ordinary shares outstanding as of the date of March 31, 2015.

(3)                   Represents ordinary shares and restricted shares beneficially owned by Mr. Liu. The business address for Mr. Liu is Room 302, Qilai Building, No. 889 Yishan Road, Shanghai 200233, People’s Republic of China.

(4)                   Represents ordinary shares and restricted shares held by Mr. Wu. The business address for Mr. Wu is Room 302, Qilai Building, No. 889 Yishan Road, Shanghai 200233, People’s Republic of China.

(5)                   Represents ordinary shares, restricted shares and ordinary shares issuable upon conversion of all preference shares held by all of our directors and executive officers as a group.

(6)                   Represents 290,564,842 ordinary shares held by CNshangquan Limited, a company incorporated in the British Virgin Islands. CNshangquan Limited is a wholly-owned subsidiary of Cnshangquan E-Commerce Co., Ltd., and accordingly, Cnshangquan E-Commerce Co., Ltd. may be deemed to beneficially own the ordinary shares as a result of its direct or indirect power to vote or dispose of such shares. Information regarding beneficial ownership is based on the information contained in the Schedule 13D filed by Cnshangquan E-Commerce Co., Ltd., CNshangquan Limited, Sanpower Group Co., Ltd and Mr. Yafei Yuan with the SEC on May 29, 2014. Please see the Schedule 13G/A for information relating to Cnshangquan E-Commerce Co., Ltd. The principal business address for CNshangquan Limited is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands VG1110.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of March 31, 2015, 455,227,428 of our ordinary shares were issued and outstanding, which include 4,142 ordinary shares issued to JPMorgan Chase Bank, N.A., our depositary, to facilitate our future issuance of ADSs upon the exercise of options under our share incentive plan but are excluded from the balance sheet herein for accounting purposes. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that JPMorgan Chase Bank, N.A., the depositary of our ADS program, was our only U.S. record holder, holding approximately 35.6% of our issued and outstanding shares as of December 31, 2014. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

A.                                    Major Shareholders

See Item 6, “Directors, Senior Management and Employees—Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with MecoxLane Shopping and its Shareholders

Our contractual arrangements with MecoxLane Shopping and its shareholders were terminated on July 31, 2014 consequent to the disposal of our A&A business.

Loan Agreements.  Each shareholder of MecoxLane Shopping, namely Ms. Weiling Huang, Mr. Guisheng Liu and Mr. Xiaobin Sang, has entered into a loan agreement with Mai Wang Trading and MecoxLane Shopping. Under these loan agreements, Mai Wang Trading lent interest-free loans of RMB3.0 million ($487,863), RMB0.5 million ($81,311) and RMB1.5 million ($243,932) to these shareholders, respectively, solely for their respective capital contributions to MecoxLane Shopping. Mr. Guisheng Liu and Mr. Xiaobin Sang transferred the rights and obligations under the Loan Agreements to Lan Yuan and Ningning Liang in April 2014 and July 2014, respectively. In July 2014, the registered capital of Mecoxlane Shopping increased to RMB 85.0 million ($13.8 million) by a new loan of RMB 8.5 million (1.4 million), RMB 51.0 million (8.3 million) and RMB25.5 million (4.1 million) to Lan Yuan, Weiling Huang and Ningning Ling from Mai Wang trading, respectively. As a part of the arrangement of the disposal of the A&A business, the relevant parties entered into the debt waiver letters to exempt the obligation of the shareholders from repaying the registered capital of Mecoxlane Shopping of RMB 85.0 million to Mai Wang Trading which was effective in September, 2014 consequent to the completion of the disposal of our A&A business.

Promissory Notes.  Each shareholder of MecoxLane Shopping has issued a promissory note to Mai Wang Trading promising to repay to the latter or its assignee the principal amount under the relevant loan agreement described above. In April 2014 and July 2014, Lan Yuan and Ningning Liang, who replaced Mr. Guisheng Liu and Mr. Xiaobin Sang and became the new shareholders of MecoxLane Shopping, issued the same promissory notes to fulfill the abovementioned obligations; and, in July 2014, the shareholders of MecoxLane Shopping further issued the promissory notes in respect of the new loan by Mai Wang Trading. The promissory notes were terminated on July 31, 2014 consequent to the disposal of our A&A business.

Exclusive Purchase Option Agreements.  Each shareholder of MecoxLane Shopping has entered into an exclusive purchase option agreement with Mai Wang Trading and MecoxLane Shopping, under which such shareholder irrevocably granted to Mai Wang Trading or its designee an exclusive option to purchase his equity interest in MecoxLane Shopping at the purchase price equal to the outstanding principal of the loan under his loan agreement at the time when Mai Wang Trading exercises the option. In the event that such outstanding principal is zero at the time of the exercise, the purchase price will be $100. Mai Wang Trading may exercise these options at any time. In April 2014 and July 2014, Lan Yuan and Ningning Liang, who replaced Mr. Guisheng Liu and Mr. Xiaobin Sang and became the new shareholders of MecoxLane Shopping, executed the same exclusive purchase option agreement with Mai Wang Trading and MecoxLane Shopping. Such Agreements were terminated on July 31, 2014 consequent to the disposal of our A&A business.

Powers of Attorney.  Each shareholder of MecoxLane Shopping has executed a power of attorney to grant to Mai Wang Trading or its designee the power of attorney to act on his behalf on all matters pertaining to MecoxLane Shopping and to exercise all of his rights as a shareholder of MecoxLane Shopping, including the right to appoint board members and senior management members, other voting rights and the right to transfer all or a part of his equity interest in MecoxLane Shopping. In April 2014 and July 2014, Lan Yuan and Ningning Liang, who replaced Mr. Guisheng Liu and Mr. Xiaobin Sang and became the new shareholders of MecoxLane Shopping, executed the same versions of power of attorney to grant to Mai Wang Trading or its designee with the mentioned power of attorney. Such power of attorney was terminated on July 31, 2014 consequent to the disposal of our A&A business.

Exclusive Business Cooperation Agreement.  Under the exclusive business cooperation agreement between MecoxLane Shopping and Mai Wang Trading, MecoxLane Shopping engages Mai Wang Trading as its exclusive provider of technical, consulting and other services and agrees to pay to Mai Wang Trading service fees as determined by both parties. Mai Wang Trading will exclusively own any intellectual property arising from the performance of this agreement. In addition, MecoxLane Shopping agrees to consult with Mai Wang Trading before making any decisions that may have a material effect on its business or operations and to faithfully execute any lawful business and technical instructions given by Mai Wang Trading. This agreement has a term of 10 years unless is earlier terminated or renewed by Mai Wang Trading at its sole discretion with a 30 days’ prior written notice. Such exclusive business cooperation agreement was terminated on July 31, 2014 consequent to the disposal of our A&A business.

Equity Pledge Agreements.  Each shareholder of MecoxLane Shopping has entered into an equity pledge agreement with Mai Wang Trading and MecoxLane Shopping, under which such shareholder pledged all of his equity interest in MecoxLane Shopping to Mai Wang Trading as collateral for all of his payments due to Mai Wang Trading and to secure his obligations under the above agreements. MecoxLane Shopping must not declare any dividend without Mai Wang Trading’s prior written consent, unless all the amounts due to Mai Wang Trading have been paid off and all the obligations of MecoxLane Shopping have been fully discharged. If any event of default as defined under the loan agreement occurs, Mai Wang Trading, as the pledgee, will have the right to sell the pledged equity interests. Each of the above equity pledges has been registered with the relevant local branch of the State Administration for Industry and Commerce in China. In April 2014 and July 2014, Lan Yuan and Ningning Liang, who replaced Mr. Guisheng Liu and Mr. Xiaobin Sang and became the new shareholders of MecoxLane Shopping, executed the same equity pledge agreement to pledge all of their equity interests in MecoxLane Shopping to Mai Wang Trading. Such equity pledge agreements were terminated on July 31, 2014 consequent to the disposal of our A&A business.

Tax Indemnity Letters.  Pursuant to the tax indemnity letters jointly issued by MecoxLane Shopping and Mai Wang Trading to each shareholder of MecoxLane Shopping, MecoxLane Shopping and Mai Wang Trading agree to jointly and severally reimburse these shareholders for any and all taxes payable by them in connection with the transactions under the above agreements. Such tax indemnity letters were terminated on July 31, 2014 consequent to the disposal of our A&A business.

Contractual Arrangements with Rampage Shopping and its Shareholders

Our relationships with Rampage Shopping and its shareholders were governed by a series of contractual arrangements. Such contractual arrangements were terminated in June 2014 as a result of a shift of operating strategy to focus on health and beauty business.

Loan Agreements.  Each shareholder of Rampage Shopping, namely Ms. Weiling Huang, Mr. Guisheng Liu and Mr. Xiaobin Sang, has entered into a loan agreement with Rampage Trading and Rampage Shopping. Under these loan agreements, Rampage Trading made interest-free loans of RMB1.0 million ($162,621), RMB0.5 million ($81,311) and RMB0.5 million ($81,311) to these shareholders, respectively, solely for their respective capital contributions to Rampage Shopping. Each of these loans has a term of 10 years, which can be extended upon written consent of the parties thereto. Each of the shareholders agrees to repay the loan only by transferring his equity interest in Rampage Shopping to Rampage Trading or its designee. In September 2014, the relevant parties entered into a termination agreement acknowledging that Rampage Trading has received the full repayments of the loans amounted to RMB2.0 million.

Promissory Notes.  In addition, each shareholder of Rampage Shopping has issued a promissory note attached to the loan agreement to Rampage Trading promising to repay to the latter or its assignee the principal amount under the relevant loan agreement described above. The promissory notes were terminated in June 2014.

Exclusive Purchase Option Agreements.  Each shareholder of Rampage Shopping has entered into an exclusive purchase option agreement with Rampage Trading and Rampage Shopping, under which such shareholder irrevocably granted to Rampage Trading or its designee an exclusive option to purchase his equity interest in Rampage Shopping at the purchase price equal to the outstanding principal of the loan under his loan agreement at the time when Rampage Trading exercises the option. In the event that such outstanding principal is zero at the time of the exercise, the purchase price will be $100. Rampage Trading may exercise such option at any time. The exclusive purchase option agreements were terminated in June 2014.

Powers of Attorney.  Each shareholder of Rampage Shopping has executed a power of attorney to grant to Rampage Trading or its designee the power of attorney to act on his behalf on all matters pertaining to Rampage Shopping and to exercise all of his rights as a shareholder of Rampage Shopping, including the right to appoint board members and senior management members, other voting rights and the right to transfer all or a part of his equity interest in Rampage Shopping. Such power of attorney was terminated in June 2014.

Exclusive Business Cooperation Agreement.  Under the exclusive business cooperation agreement between Rampage Shopping and Rampage Trading, Rampage Shopping engages Rampage Trading as its exclusive provider of technical, consulting and other services and agrees to pay to Rampage Trading service fees as determined by both parties. Rampage Trading will exclusively own any intellectual property arising from the performance of this agreement. In addition, Rampage Shopping agrees to consult with Rampage Trading before making any decisions that may have a material effect on its business or operations and to faithfully execute any lawful business and technical instructions given by Rampage Trading. This agreement has a term of 10 years unless earlier terminated or renewed by Rampage Trading at its sole discretion with 30 days’ prior written notice. The exclusive business cooperation agreement was terminated in June 2014.

Equity Pledge Agreements.  Each shareholder of Rampage Shopping has entered into an equity pledge agreement with Rampage Trading and Rampage Shopping, under which such shareholder pledged all of his equity interest in Rampage Shopping to Rampage Trading as collateral for all of his payments due to Rampage Trading and to secure his obligations under the above agreements. Rampage Shopping must not declare any dividend without Rampage Trading’s prior written consent, unless all the amounts due to Rampage Trading have been paid off and all the obligations of Rampage Shopping have been fully discharged. If any event of default as defined under the loan agreement occurs, Rampage Trading, as the pledgee, will have the right to sell the pledged equity interests. Each of the above equity pledges has been registered with the relevant local branch of the State Administration for Industry and Commerce in China. Such equity pledge agreements were terminated in June 2014.

Tax Indemnity Letters. Pursuant to the tax indemnity letters issued by Rampage Shopping to each of its shareholders, Rampage Shopping agrees to reimburse these shareholders for any and all taxes payable by them in connection with the transactions under the above agreements. Such tax indemnity letters were terminated in June 2014.

Other Contractual Arrangements

As part of our contractual arrangements with our VIEs, namely, MecoxLane Shopping and Rampage Shopping, Ms. Weiling Huang, our employee, has owed interest-free loans from us after Mr. Paul Bang Zhang, our former employee, transferred all of his equity interests in such VIEs to Ms. Huang. Originally, we extended these loans to Mr. Zhang to make contributions to the registered capital of our VIEs, and the loans were assumed by Ms. Huang upon the above transfer. The loan increased to RMB 52.0 million ($8.4 million) as a result of increase registered capital in July 2014. As of the date of this annual report, the abovementioned loan to Ms. Huang has been waived or repaid.

As part of our contractual arrangements with MecoxLane Shopping and Rampage Shopping, Mr. Xiaobin Sang, our employee, has owed interest-free loans to us after Mr. Xu Yi transferred his equity interests in such VIEs to Mr. Sang. Originally, we extended these loans to Mr. Xu to make their contributions to the registered capital of our VIEs, and the loans were assumed by Mr. Sang upon the above transfers. Mr. Xiaobin Sang transferred all his loans under Mecoxlane Shopping to Ningning Liang in July 2014. As of the date of this annual report, the loan to Mr. Xiaobin Sang under Rampage Shopping with the amount of RMB0.5 million ($0.1 million) has been repaid.

As part of our contractual arrangements with two of our VIEs, namely, MecoxLane Shopping and Rampage Shopping, Mr. Guisheng Liu, our employee, has owed interest-free loans to us after Mr. Miao Li, our former employee, transferred all of his equity interests in these VIEs to Mr. Liu in July 2010. Originally, we extended these loans to Mr. Li to make contributions to the registered capital of these VIEs, and the loans were assumed by Mr. Liu upon the above transfer. Mr. Guisheng Liu transferred all his loans under Mecoxlane Shopping to Ms. Lan Yuan in April 2014. As of the date of this annual report, the loan to Mr. Guisheng Liu under Rampage Shopping with the amount of RMB0.5 million ($0.1 million) had been repaid.

As part of our contractual arrangements with our VIE, namely, MecoxLane Shopping, Ms. Lan Yuan, our former employee, has owed interest-free loans to us after Mr. Guisheng Liu transferred all of his equity interests in the VIE with the amount of RMB0.5 million ($0.1 million) to Ms. Lan Yuan in April 2014. The loan increased to RMB 8.5 million ($1.4 million) as a result of increase registered capital in July 2014. As of the date of this annual report, the loan to Ms. Lan Yuan with the amount of RMB8.5 million ($1.4 million) has been waived.

As part of our contractual arrangements with our VIE, namely, MecoxLane Shopping, Ms. Ningning Liang, our former employee, has owed interest-free loans to us after Mr. Xiaobin Sang transferred all of his equity interests in the VIE with the amount of RMB1.5 million ($0.3 million) to Ms. Ningning Liang in April 2014. The loan increased to RMB 25.5 million ($4.1 million) as a result of increase registered capital in July 2014. As of the date of this annual report, the loan to Ms. Ningning Liang with the amount of RMB25.5 million ($4.1 million) has been waived.

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

Other Transactions with Certain Directors, Shareholders and Affiliates

Prior to the completion of the acquisition by Cnshangquan E-Commerce Co., Ltd, or Cnshangquan, as of May 21, 2014, for the years ended December 31, 2012, 2013 and period ended May 21, 2014, we recorded advertising expense of $2,524,824, nil and nil, respectively, for services received from Qihoo 360 Technology Co, Ltd., or Qihoo, an affiliate of which Neil Shen, the Group’s former chairman of the board was a director. The amount due to Qihoo was nil and nil as of December 31, 2013 and 2014, respectively.

For the years ended December 31, 2012, 2013 and period ended May 21, 2014, we recorded sales of goods in revenue of $2,818,196, $11,109,843 and $5,455,781 to VIPShop Holdings Limited, or VIPShop, with which the Group shared the same major shareholder prior to the completion of the acquisition by Cnshangquan on May 21, 2014. The amount due from VIPShop was nil as of December 31, 2013 and 2014. The amount due to VIPShop was $459,623 and nil as of December 31, 2013 and 2014, which represents advanced payments from VIPShop. All above transactions mentioned were presented in discontinued operations for the years ended December 31, 2012, 2013 and 2014 of the consolidated statements of comprehensive loss.

For the years ended December 31, 2013 and period ended December 22, 2014, the Group recorded sales commission of $716,504 and $92,283 to Giosis Mecoxlane Limited (“Giosis Mecoxlane”) respectively, of which the Company held 40% of the outstanding equity interests prior to its disposal on December 22,2014. For the years ended December 31, 2013 and period ended December 22, 2014, the Group recorded $227,052 and $156,650 service revenue from Giosis Mecoxlane, respectively. The amount due from Giosis Mecoxlane was $224,479 and $3,797 as of December 31, 2013 and 2014, respectively. The receivables from Giosis Mecoxlane mainly represent amounts receivable of the goods sold through M18.com, which is operated by Giosis Mecoxlane. The amount due to Giosis Mecoxlane was $176,147 and nil as of December 31, 2013 and 2014, respectively, which represents the other payables to Giosis Mecoxlane.

For the year ended December 31, 2014, the Group recorded property management fees of $64,945 paid to Jiangsu Hongtu Property Management Ltd. (or “Hongtu Property”) who began managing the Company’s warehouse since August 2014, and made payment of $174,533 to Hongtu Sanpower Hi-tech Ltd (or “Hongtu Hi-tech”)for equipment purchase. Hongtu Property and Hongtu Hi-tech share the same major shareholder with Cnshangquan, which owns 63.7% of the outstanding equity interests of the Company since May 22, 2014.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Any accumulated losses of PRC subsidiaries will hinder their abilities to pay dividends to us. As of December 31, 2014, we had, on a consolidated basis, accumulated losses of $125.1 million representing accumulated losses in a number of our PRC subsidiaries, primarily in MecoxLane Mailorder.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to the laws of the Cayman Islands. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay dividends out of either profit or share premium, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, our depositary will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

	Trading Price ($)
	High	Low
Annual Highs and Lows
2010 (from October 26, 2010 to December 31, 2010)	92.50	32.25
2011	39.30	5.50
2012	8.00	2.32
2013	7.88	1.67
2014	5.78	3.00
Quarterly Highs and Lows
First Quarter of 2013	3.33	1.67
Second Quarter of 2013	7.88	2.21
Third Quarter of 2013	7.88	2.21
Fourth Quarter of 2013	4.85	3.10
First Quarter of 2014	5.32	3.33
Second Quarter of 2014	5.78	3.48
Third Quarter of 2014	4.75	3.56
Fourth Quarter of 2014	4.35	3.00
First Quarter of 2015	4.42	2.88
Monthly Highs and Lows
October 2014	4.24	3.64
November 2014	4.35	3.05
December 2014	3.90	3.00
January 2015	4.12	3.38
February 2015	4.35	3.54
March 2015	4.42	2.88
April (through April 24, 2015)	3.92	3.01

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

B.                                  Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2013) Revision of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this annual report, our authorised share capital is $1,000,000 divided into 10,000,000,000 ordinary shares of a nominal or par value of US$0.0001. The following is a summary of the material provisions of our currently effective memorandum and articles of association and the Companies Law as they relate to the material terms of our ordinary shares.

Ordinary Shares

General.  All of our outstanding ordinary shares are fully paid. Our ordinary shares are issued in registered form, and are issued when registered in our register of members (shareholders). Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors from time to time, subject to the Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors.  Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.  Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by a poll.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold not less than an aggregate of one-third of our voting share capital.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by the shareholders entitled to vote who are present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution is required for certain important matters such as a change of name or amendments to our memorandum and articles of association. Our shareholders may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any authorized but unissued shares.

General Meetings of Shareholders and Shareholder Proposals. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by our board of directors. Advance notice of at least 14 calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles or association allow our shareholders holding shares representing in aggregate, not less than one-third in par value of the issued share capital of our company that carries the right to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Shares.  Subject to the restrictions of our memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares transferred are free of any lien in favor of us; or (f) a fee of such maximum sum as the Nasdaq Global Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after notice has been given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.  On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise.  If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may, before the issue of such shares, be determined by our directors. Our company may also repurchase any of our shares provided that the manner of such purchase have been approved by an ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association, and our memorandum and articles of association permit the terms of such purchase to be determined by our directors.  Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.  If at any time, our share capital is divided into different classes of shares, the rights attaching to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Rights of Non-resident or Foreign Shareholders.  There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-takeover Provisions in Our Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•                  increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•                  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                  convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

•                  sub-divide our existing shares or any of them into shares of a smaller amount that is fixed by the memorandum and articles of association;

•                  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law and our memorandum and articles of association as regards the matters to be dealt with by ordinary resolution, our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English law statutory enactments and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the certain material differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and Similar Arrangements.  The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorized by either (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•                  the statutory provisions as to dual majority vote have been met;

•                  the shareholders have been fairly represented at the meeting in question;

•                  the arrangement is such that a businessman would reasonably approve; and

•                  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares affected within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, or the take-over offer is thus accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.  In principle, our company will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained).

Indemnification.  The Companies Law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. However, such a provision may be held by the Cayman Islands courts to be unenforceable to the extent it seeks to indemnify or exculpate a fiduciary in respect of their actual fraud or willful default or for the consequences of committing a crime.

Under our memorandum and articles of association, our directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer in connection with the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Directors’ Fiduciary Duties.  Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interests or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.  Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.  Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our memorandum and articles of association allow our shareholders holding not less than one-third of the paid-up voting share capital of the company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.  Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.  Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, our directors may be removed by a special resolution of our shareholders at any time before the expiration of their term.

Transactions with Interested Shareholders.  The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.  Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law and our memorandum and articles of association, our company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of our shareholders or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our shareholders.

Variation of Rights of Shares.  Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of a majority of the issued shares of that class or with a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents.  Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law, our memorandum and articles of association may be amended only by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.  There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

On February 13, 2015, SAFE promulgates the Notice on Further Simplification and Improvement of Foreign Currency Administration Policies on Direct Investment, or Circular 13, which shall be effective from June 1, 2015, further relaxes restrictions upon foreign change registration under foreign direct investment and simplifies the administration process for the investment and currency into PRC under foreign direct investment by cancelling some approval requirements and delegating some powers and authorities to the banks.

On 30 March 2015, SAFE promulgated the Notice on Administration over Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or Circular 19, which will become effective since June 1, 2015, will generally expand the administration and adoption of the discretionary basis foreign exchange settlement as allowed under other rules as a pilot reform, to a national regulation through PRC. According to Circular 19, although it is still the case that the registered capital of a foreign-invested enterprise converted into RMB from foreign currencies shall generally be utilized for purposes within its approved business scope, Circular 19 allows ordinary foreign-invested enterprise, other than those established for specific investment purpose, to make equity investments in the PRC after completion of a series registration and procedures with the competent SAFE authorities and bank. In addition, Circular 19 further simplifies the procedures of and delegates to the banks to deal with the settlement of the foreign exchange capitals of foreign-invested companies. As Circular 19 is still relatively new and its interpretation and implementation has been constantly evolving, it is unclear how these regulations will be interpreted, amended or implemented by the relevant government authorities.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the value and composition of our assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, however, the RMB traded within a narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. From June 2010 to December 2014, the RMB appreciated by 10.6% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have a positive effect on the U.S. dollar amount we would receive from the conversion. As of December 31, 2014, we had RMB-denominated cash balances of RMB90.6 million and U.S. dollar — denominated cash balances of $3.4 million. Assuming we had converted the RMB-denominated cash balance of RMB90.6 million into U.S. dollars at the exchange rate of $1.00 for RMB6.2046 as of December 31, 2014, this cash balance would have been $14.8 million. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased by $0.1 million as of December 31, 2014.

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

Not Applicable.

D.                                    American Depository Shares

Fees and Charges Payable by ADS Holders

According to the deposit agreement between us and the depositary, JPMorgan Chase Bank N.A., our ADR holders may have to pay the following fees and charges to JPMorgan Chase Bank N.A. in connection with ownership of the ADR:

Category	Depositary actions		Associated fee

(a) Depositing or substituting the underlying shares	Each person to whom ADSs are issued against deposits of shares, including deposits and issuances in respect of:		$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADR issued
	•	Share distributions, stock dividend, stock split, merger
	•	Exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

(b) Receiving or distributing dividends	Distribution of cash dividends		$0.02 or less per ADS

(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities		Up to $5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities		$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts	Transfers of depositary receipts		$1.50 per ADS

(f) General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADRs

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

Fees and Payments from the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2014, we did not receive reimbursement payment from JPMorgan Chase Bank, N.A., net of the withholding tax.

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

As of March 31, 2015, we had used the net proceeds received from our initial public offering as follows:

•                       approximately $48.7 million to the new logistics center located in Wujiang, Jiangsu Province to date;

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2014 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Rock Yanshi Jin, a member of our audit committee, is our audit committee financial expert.

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

	2013	2014
	(in $ thousands)
Audit fees(1)	573	584
Tax fees(2)	8	—

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

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Period	Total Number of ADSs Repurchased (1)	Average Price Paid per ADS(1)(2)	Total Number of ADSs Purchased as Part of Publicly Announced Program(1)(3)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
January 2013	20,630	3.02	161,694	9,365,496
February 2013	11,460	2.36	173,154	9,338,452
March 2013	33,462	2.13	206,616	9,267,249
April 2013	109,267	4.95	315,883	8,726,636
May 2013 (ending at May 19, 2013)	—	—	315,883	8,726,636

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

ITEM 18.                                         FINANCIAL STATEMENTS

The consolidated financial statements of Mecox Lane and its subsidiaries are included at the end of this annual report.

ITEM 19.                                    EXHIBITS

Exhibit Number	Description of Document

1.1*	Amended and Restated Memorandum and Articles of Association of the Registrant.

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

4.16	2012 Share Incentive Plan (incorporated by reference to Exhibit 4.47 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2013).

4.17

Subscription and Contribution Agreement, dated as of November 20, 2012, among Giosis Cayman Limited, Giosis China Limited, Giosis Pte. Ltd., Mecox Lane Limited, Mecox Lane International Mailorder Co., Ltd., Maiwang E-Commerce Co., Ltd. and Mecox Lane (Hong Kong) Ltd., along with Shareholder Agreement as Exhibit C thereto (incorporated by reference to Exhibit 9.95 of Form 6-K filed with Securities and Exchange Commission on November 21, 2012).

4.18

Loan Agreements among Shanghai Mecox Lane Shopping Co., Ltd., Mai Wang Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Loan Agreement. (incorporated by reference to Exhibit 4.34 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2014).

4.19

Promissory Notes issued by shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Promissory Note. (incorporated by reference to Exhibit 4.35 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2014).

4.20

Exclusive Purchase Option Agreements among Shanghai Mecox Lane Shopping Co., Ltd., Mai Wang Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Exclusive Purchase Option Agreement. (incorporated by reference to Exhibit 4.36 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2014).

4.21

Powers of Attorney issued by shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Power of Attorney. (incorporated by reference to Exhibit 4.37 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2014).

Exhibit Number	Description of Document

4.22

Equity Pledge Agreements among Shanghai Mecox Lane Shopping Co., Ltd., Mai Wang Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Mecox Lane Shopping Co., Ltd, with a schedule providing the details that are different in each such Equity Pledge Agreement. (incorporated by reference to Exhibit 4.38 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2014).

4.23

Tax Indemnity Letters jointly issued by Shanghai Mecox Lane Shopping Co., Ltd. and Mai Wang Trading (Shanghai) Co., Ltd, with a schedule providing the details that are different in each such Tax Indemnity Letter. (incorporated by reference to Exhibit 4.39 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2014).

4.24

Loan Agreements among Shanghai Rampage Shopping Co., Ltd., Rampage Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Loan Agreement. (incorporated by reference to Exhibit 4.40 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2014).

4.25

Equity Pledge Agreements among Shanghai Rampage Shopping Co., Ltd., Rampage Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Equity Pledge Agreement. (incorporated by reference to Exhibit 4.41 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2014).

4.26

Exclusive Purchase Option Agreements among Shanghai Rampage Shopping Co., Ltd., Rampage Trading (Shanghai) Co., Ltd. and shareholders of Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Exclusive Purchase Option Agreement. (incorporated by reference to Exhibit 4.42 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2014).

4.27

Powers of Attorney issued by shareholders of Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Power of Attorney. (incorporated by reference to Exhibit 4.43 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2014).

4.28

Tax Indemnity Letters issued by Shanghai Rampage Shopping Co., Ltd, with a schedule providing the details that are different in each such Tax Indemnity Letter. (incorporated by reference to Exhibit 4.44 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2014).

4.29

English translation of Merchandise Sale Contract, dated as of August 26, 2013, between Mecox Lane E-Commerce (Shanghai) Co., Ltd. and VIPShop (China) Co., Ltd (incorporated by reference to Exhibit 4.45 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2014).

4.30

Termination Agreement, dated as of January 28, 2013, among the Registrant, Rampage China Limited, Iconix China Limited and ICL-Rampage Limited (incorporated by reference to Exhibit 4.46 of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2014).

4.31*	English Translation of Trademark License Agreement, dated as of January 1, 2015, between Mecox Lane E-commerce (Shanghai) Co., Ltd. and Mr. Yili Wu.

4.32*	Share Sale and Purchase Agreement Relating to Giosis Mecoxlane Ltd., dated as of December 19, 2014, between the Registrant and Oak Investment Partners XII, LP.

4.33*	Share Purchase Agreement related to Mixblu Limited, dated as of August 8, 2014, between the Registrant and Fast Fashion China Limited.

4.34*	English Translation of Lease Contract, dated as of March 1, 2015, between Mecox Lane E-commerce(Shanghai) Co., Ltd. and Shanghai Chinalong Industrial Development Co., Ltd.

Exhibit Number	Description of Document

4.35*	English Translation of Lease Contract, dated as of March 1, 2015, between Mecox Lane E-commerce(Shanghai)Co., Ltd. and Shanghai Chinalong Industrial Development Co., Ltd.

4.36*	English Translation of Lease Contract, dated as of October 17, 2014, between Mecox Lane E-commerce(Shanghai) Co., Ltd. and Shanghai Xindeli Financial Information Technology Co., Ltd.

4.37*	English Translation of Lease Contract, dated as of December 15, 2014, between Mecox Lane E-commerce(Shanghai) Co., Ltd. and Shanghai Xuanhua Architectural Ornament Co., Ltd.

4.38*	English Translation of Termination Agreement, dated as of June 12, 2014, among Weiling Huang, Rampage Trading (Shanghai) Co., Ltd. and Shanghai Rampage Shopping Co., Ltd.

4.39*	English Translation of Termination Agreement, dated as of June 12, 2014, among Xiaobing Sang, Rampage Trading(Shanghai) Co., Ltd. and Shanghai Rampage Shopping Co.,Ltd.

4.40*	English Translation of Termination Agreement, dated as of June 12, 2014, among Guisheng Liu, Rampage Trading (Shanghai)Co., Ltd. and Shanghai Rampage Shopping Co., Ltd.

8.1*	Subsidiaries of the Registrant.

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our Registration Statement on Form F-1 (file no. 333-169796) filed with the Securities and Exchange Commission on October 6, 2010).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Maples and Calder.

15.2*	Consent of Jun He Law Offices.

15.3*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.4*	Consolidated financial statements of Giosis Meocxlane Limited for the fiscal year ended December 31, 2014.

15.5*	Consent of Samil PricewaterhouseCoopers, independent registered public accounting firm of Giosis Mecoxlane Limited.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed with this annual report on Form 20-F.

** Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MECOX LANE LIMITED

	By:	/s/ Ingrid Ye Wang
Name: Ingrid Ye Wang
Title: Director and Chief Executive Officer

Date: April 29, 2015

MECOX LANE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mecox Lane Limited

We have audited the accompanying consolidated balance sheets of Mecox Lane Limited and subsidiaries and variable interest entities (the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2014 and related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits. We did not audit the financial statements of Giosis Mecoxlane Limited (an equity method investee which has been disposed of on December 22, 2014). Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Giosis Mecoxlane Limited, is based solely on the report of the other auditor. The consolidated financial statements of the Group reflect equity in net assets of $5,546,358 and nil as of December 31, 2013 and December 31, 2014 respectively, and equity in net loss of $5,491,484 and $4,876,523 of Giosis Mecoxlane Limited for the years ended December 31, 2013 and 2014, respectively and disposal gain of $1,330,165 for the year ended December 31, 2014.

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

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Mecox Lane Limited and subsidiaries and variable interest entities as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, based on our audits and (as to the amounts included for Giosis Mecoxlane Limited) the report of the other auditor, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2015

MECOX LANE LIMITED

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2014

(In U.S. dollars, except number of shares)

	2013	2014
	$	$
ASSETS
Current assets:
Cash and cash equivalents	14,261,249	18,180,733
Short-term investments	—	653,700
Accounts receivable	944,447	1,206,780
Amount due from related parties	224,479	—
Other receivables	2,366,047	1,588,285
Advances to suppliers and prepaid expenses	754,039	806,758
Merchandise inventories	4,048,609	3,075,386
Held-for-sale assets	69,365,235	—
Total current assets	91,964,105	25,511,642
Property and equipment, net	4,025,765	37,249,769
Prepaid land use right	—	5,656,453
Intangible assets, net	872,529	473,419
Investment in an affiliate	5,546,358	—
Other non-current assets	240,906	257,547
TOTAL ASSETS	102,649,663	69,148,830

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowing	1,640,180	—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of $91,666 and nil as of December 31, 2013 and 2014, respectively)	13,001,974	6,242,761
Advances from customers	2,531,312	2,790,812
Amount due to related parties	635,770	—
Accrued expenses	3,236,435	3,441,317
Other current liabilities	4,172,225	2,570,288
Income tax payable	1,752,631	1,751,744
Held-for-sale liabilities (including held for sale liabilities of the consolidated VIEs without recourse to Mecox Lane Limited of $7,490,383 and nil as of December 31, 2013 and 2014, respectively)	7,490,383	—
Total current liabilities	34,460,910	16,796,922

Commitments and contingencies (Note 18)

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 439,876,279 and 455,223,849 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	43,988	45,523
Additional paid-in capital	168,833,542	169,817,779
Accumulated deficit	(109,433,074)	(125,124,090)
Accumulated other comprehensive income	7,700,798	7,228,441
Statutory reserve	943,499	284,255
Total Mecox Lane Limited equity	68,088,753	52,251,908
Noncontrolling interests	100,000	100,000
Total equity	68,188,753	52,351,908
TOTAL LIABILITIES AND EQUITY	102,649,663	69,148,830

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except for share data)

	2012	2013	2014
	$	$	$
Net revenues	38,819,954	42,623,591	49,609,483
Cost of goods sold (excluding depreciation and amortization)	12,958,247	15,896,128	17,334,312
Operating expenses:
Selling, general and administrative expenses	19,530,250	24,987,475	24,880,448
Depreciation and amortization	1,204,679	2,279,191	1,618,791
Other operating income, net	(852,888)	(6,182,764)	(1,088,346)
Total operating expenses	19,882,041	21,083,902	25,410,893
Income from operations	5,979,666	5,643,561	6,864,278
Interest expense	—	(341,773)	(15,988)
Interest income	2,143,396	977,104	273,984
Other income (expense), net	120,315	1,039,084	(133,818)
Income before income tax, equity in an affiliate and noncontrolling interests	8,243,377	7,317,976	6,988,456
Income tax expense	(323,911)	—	—
Income before equity in an affiliate and noncontrolling interests	7,919,466	7,317,976	6,988,456
Loss from equity in an affiliate	—	(5,491,484)	(4,876,523)
Gain on disposal of the equity interest of an affiliate	—	—	1,330,165
Income from continuing operations	7,919,466	1,826,492	3,442,098
Loss on discontinued operations, net of tax of nil	(30,351,616)	(28,436,783)	(19,792,358)
Net loss	(22,432,150)	(26,610,291)	(16,350,260)
Accretion of interest to redeemable noncontrolling interests	20,416	102,958	3,836
Net loss attributable to redeemable noncontrolling interests	(20,416)	(102,958)	(3,836)
Net loss attributable to Mecox Lane Limited shareholders	(22,432,150)	(26,610,291)	(16,350,260)

Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustment	91,198	1,408,045	(472,357)
Comprehensive loss	(22,340,952)	(25,202,246)	(16,822,617)
Comprehensive loss attributable to redeemable noncontrolling interests	—	—	—
Comprehensive loss attributable to Mecox Lane Limited shareholders	(22,340,952)	(25,202,246)	(16,822,617)

Net income per share attributable to Mecox Lane-Basic and diluted
Income from continuing operations	$0.02	$0.01	$0.01
Loss on discontinued operations	$(0.08)	$(0.07)	$(0.04)
Net loss	$(0.06)	$(0.06)	$(0.03)
Net income per ADS attributable to Mecox Lane-Basic and diluted
Income from continuing operations	$0.69	$0.15	$0.27
Loss on discontinued operations	$(2.63)	$(2.38)	$(1.53)
Net loss	$(1.94)	$(2.23)	$(1.26)
Weighted average ordinary shares used in per share calculation
Basic	404,247,016	418,347,060	452,758,464
Diluted	404,387,223	422,251,663	452,758,464
Weighted average ADS used in per share calculation (1)
Basic	11,549,914	11,952,773	12,935,956
Diluted	11,553,921	12,064,333	12,935,956

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:7 to 1:35 (“Ratio Change”), effective as of February 1, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

	Ordinary shares		Treasury stock		Additional paid-in capital	Accumulated deficit	Statutory reserve	Accumulated other comprehensive income	Noncontrolling interest	Total Equity
	Number	$	Number	$	$	$	$	$	$	$

Balance at January 1, 2012	405,192,227	40,519	—	—	163,806,117	(60,415,020)	967,886	6,201,555	100,000	110,701,057
Net loss attributable to Mecox Lane Limited shareholders	—	—	—	—	—	(22,432,150)	—	—	—	(22,432,150)
Release of statutory reserve upon liquidation of VIE’s subsidiaries	—	—	—	—	—	36,147	(36,147)	—	—	—
Repurchase of ordinary shares	—	—	(4,937,247)	(572,168)	—	—	—	—	—	(572,168)
Vesting of restricted shares	3,477,129	348	—	—	(348)	—	—	—	—	—
Exercise of stock options	58,317	6	—	—	9,325	—	—	—	—	9,331
Share-based compensation	—	—	—	—	2,119,171	—	—	—	—	2,119,171
Foreign currency translation adjustments	—	—	—	—	—	—	—	91,198	—	91,198
							—
Balance at December 31, 2012	408,727,673	40,873	(4,937,247)	(572,168)	165,934,265	(82,811,023)	931,739	6,292,753	100,000	89,916,439
Net loss attributable to Mecox Lane Limited shareholders	—	—	—	—	—	(26,610,291)	—	—	—	(26,610,291)
Statutory reserve	—	—	—	—	—	(11,760)	11,760	—	—	—
Repurchase of ordinary shares	—	—	(6,118,658)	(701,196)	—	—	—	—	—	(701,196)
Retirement of treasury stock	(11,055,905)	(1,106)	11,055,905	1,273,364	(1,272,258)	—	—	—	—	—
Vesting of restricted shares	42,204,511	4,221	—	—	(4,221)	—	—	—	—	—
Share-based compensation	—	—	—	—	4,175,756	—	—	—	—	4,175,756
Foreign currency translation adjustments	—	—	—	—	—	—	—	1,408,045	—	1,408,045

Balance at December 31, 2013	439,876,279	43,988	—	—	168,833,542	(109,433,074)	943,499	7,700,798	100,000	68,188,753
Net loss attributable to Mecox Lane Limited shareholders	—	—	—	—	—	(16,350,260)	—	—	—	(16,350,260)
Release of statutory reserve upon disposal of A&A business	—	—	—	—	—	659,244	(659,244)	—	—	—
Vesting of restricted shares	15,347,570	1,535	—	—	(1,535)	—	—	—	—	—
Share-based compensation	—	—	—	—	985,772	—	—	—	—	985,772
Realization of foreign currency translation adjustments upon disposal of A&A business	—	—	—	—	—	—	—	734,057	—	734,057
Foreign currency translation adjustments	—	—	—	—	—	—	—	(1,206,414)	—	(1,206,414)
Balance at December 31, 2014	455,223,849	45,523	—	—	169,817,779	(125,124,090)	284,255	7,228,441	100,000	52,351,908

The accompanying notes are an integral part of these consolidated financial statements.

MECOX LANE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars)

	2012	2013	2014
Cash flows from operating activities:
Net loss	(22,432,150)	(26,610,291)	(16,350,260)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	2,119,171	4,175,756	985,772
Depreciation and amortization	4,216,264	5,227,083	3,330,010
Impairment loss	1,684,668	4,962,756	—
Loss on disposal of property and equipment	951,933	1,205,853	977,737
Gain on the contribution of intangible assets to an affiliate	—	(6,000,000)	—
Equity in loss of an affiliate	—	5,491,484	4,876,523
Gain from disposal of equity interest in an affiliate	—	—	(1,330,165)
Loss on impairment of A&A business	—	—	9,280,050
Gain from disposal of A&A business	—	—	(1,049,254)
Changes in operating assets and liabilities:
Accounts receivable	543,961	(230,254)	(263,944)
Amount due from related parties	356,090	(224,479)	224,479
Other receivables	1,782,226	1,125,938	763,988
Advances to suppliers and prepaid expenses	843,454	(516,950)	(55,069)
Merchandise inventories	3,998,614	3,580,255	952,080
Other non-current assets	583,524	(563,774)	(17,394)
Accounts payable	(2,492,648)	(2,571,157)	(5,087,559)
Advances from customers	(164,059)	(1,094,995)	266,829
Accrued expenses	(3,580,741)	(1,668,397)	215,113
Amount due to related parties	547,478	88,292	(635,770)
Income tax payable	(17,368)	—	—
Other current liabilities	(254,229)	(1,467,010)	161,174
Deferred tax	323,911	—	—
Change in held for sale net assets of A&A business	—	—	8,133,824

Net cash provided by (used in) operating activities	(10,989,901)	(15,089,890)	5,378,164

Cash flows from investing activities:
Purchase of property and equipment	(10,166,624)	(4,088,108)	(7,007,522)
Purchase of intangible assets	(640,506)	(109,616)	—
Proceeds from sale of property and equipment	246,580	843,149	209,705
Purchase of short-term investments	(20,682,480)	(8,032,489)	(6,787,405)
Proceeds from sale of short-term investments	20,631,910	28,714,969	6,133,705
Prepayment for the new equity investment	(5,000,000)	—	—
Proceeds from disposal of equity interest in an affiliate	—	—	2,000,000
Proceeds from disposal of A&A business	—	—	6,134,272

Net cash provided by (used in) investing activities	(15,611,120)	17,327,905	682,755

Cash flows from financing activities
Collection of note receivable from option exercise	9,325	—	—
Proceeds from short-term borrowings	—	18,715,385	—
Repayment of short-term borrowings	—	(17,075,205)	(1,640,180)
Repurchase of treasury shares	(572,168)	(701,196)	—

Net cash provided by (used in) financing activities	(562,843)	938,984	(1,640,180)

Effect of exchange rate changes	357,382	(731,641)	(501,255)
Net increase (decrease) in cash and cash equivalents	(26,806,482)	2,445,358	3,919,484
Cash and cash equivalents at beginning of year	40,097,545	13,291,063	14,261,249
Cash held in discontinued business as of December 31, 2013	—	(1,475,172)

Cash and cash equivalents at end of year	13,291,063	14,261,249	18,180,733

Supplemental disclosure of cash flow information
Income taxes paid	41,987	—	—
Non-cash investing and financing activities:
Payables for purchase of property and equipment	4,840,689	4,180,100	232,558

The accompanying notes are an integral part of these consolidated financial statements

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

1.     ORGANIZATION AND PRINCIPAL ACTIVITIES

Mecox Lane Limited (the “Company”) was incorporated in the Cayman Islands on May 28, 1996. Currently, the Company, its subsidiaries and variable interest entities (“VIEs”) (collectively the “Group”)  primarily offer health, beauty and lifestyle products. Historically, the Company is engaged in the design and sale of apparel, accessories, health, beauty and lifestyle products through its online platform and stores.

In September 2014, the Group disposed its apparel and accessories business (or “A&A business”), (see note 10). Following the disposal, the A&A business was reclassified to discontinued operation for the fiscal year ended December 31, 2014 and the comparative figures for the fiscal years ended December 31, 2012 and 2013 were retrospectively reclassified to discontinued operation.

As of December 31, 2014, the Company’s significant consolidated subsidiaries and VIEs consist of the following:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities
Mecox Lane (Hong Kong) Limited (“Mecox Lane Hong Kong”)	March 17, 2010	Hong Kong	100%	Investment holding
Shanghai Mecox Lane International Mailorder Co., Ltd. (“Mecox Lane Mailorder”)	January 8, 1996	China	100%	Telephonic sales of garments, accessories and other products
eMecoxLane Co., Ltd (“eMecoxLane”)	December 13, 2000	Cayman Islands	100%	Investment holding
eMecoxLane (Hong Kong) Co., Ltd. (“eMecoxlane Hong Kong”)	March 16, 2010	Hong Kong	100%	Investment holding
Mecox Lane Technology (China) Limited	July 9, 2010	China	100%	Sale of garments and accessories
Mai Wang Information Technology (Shanghai) Co., Ltd.	September 8, 2008	China	100%	Software development and information
Mai Wang Trading (Shanghai) Co. Ltd. (“Mai Wang Trading”)	April 5, 2000	China	100%	Wholesale of garments
Shanghai Xian Ni Garment Co., Ltd. (“Xian Ni”)	December 27, 1993	China	96.70%	Investment holding
Mexi-Care Limited (“Mexi-Care”)	April 24,2012	Cayman Islands	100%	Investment holding
Mexi-Care Holdings (Hong Kong) Limited (“Mexi-Care Hong Kong”)	May 25,2012	Hong Kong	100%	Investment holding
Mexi-Care E-commerce (Shanghai) Co., Ltd. (“Mexi-Care SH”)	January 11,2013	China	100%	Online Sales
Rampage China Limited (“Rampage Cayman”)	February 18, 2009	Cayman Islands	80%	Investment holding
Rampage China (Hong Kong) Limited (“Rampage Hong Kong”)	March 30, 2009	Hong Kong	80%	Investment holding
Rampage Trading (Shanghai) Co., Ltd.	May 14, 2010	China	80%	Wholesale of garments
Mecox Lane E-commerce (Shanghai) Co., Ltd. (“MecoxLane E-commerce”, previously known as Shanghai Mecox Lane Information Technology Co., Ltd.)	August 6, 2002	China	100%	Online sales
Shanghai Shang Xun Information Technology Co., Ltd. (“Shang Xun”, previously known as Shanghai Wangji Marketing Services Co., Ltd.) *	September 14, 2006	China	VIE	Software development and information technology support

* Shang Xun was closed in January 2015.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The Group evaluates the need to consolidate certain VIEs of which the Group is the primary beneficiary. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIEs including Mecox Lane Shopping, Shang Xun, and Rampage Shopping as of December 31, 2014. The Group historically conducted the A&A business through its VIEs including Mecox Lane Shopping and Rampage Shopping. Mecox Lane Shopping was sold along with A&A business. Rampage Shopping was closed in September 2014.

Details of certain key agreements between the Group and its VIEs , are as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)   Principles of consolidation (Continued)

The Company participated significantly in the design of these VIEs. Based on these series of agreements, the shareholders of the VIEs grant the Company powers of attorney to exercise all their rights as shareholders of the VIEs, including the right to appoint board members and senior management members. Thus the Company has the ability to effectively control the VIEs. The Company is also able to receive the economic benefits of these VIEs, because its ability to effectively determine the services fees payable by the VIEs to the Company under the exclusive business cooperation agreements and exclusive service agreement, which are part of the contractual arrangements. Therefore, Company has determined that it is the primary beneficiary of the aforementioned entities and has consolidated their respective results from the date of initial involvement or date of establishment. As of December 31, 2013 and 2014, total assets and liabilities of the VIEs are shown in the table below. All the assets of the Company’s consolidated VIEs can be used to only settle their respective obligations.

Following the disposal of the apparel and accessories business, the Company does not conduct material business through VIEs in 2014.

	December 31, 2013	December 31, 2014
	$	$
Cash and cash equivalents	640,394	59
Accounts receivable	799,713	—
Other receivables	3,872,947	—
Merchandise inventory	13,602,146	—
Property and equipment, net	2,193,980	—
Other non-current assets	629,865	—

Total Assets	21,739,045	59

Accounts payable	4,589,259	—
Advances from customers	1,076,283	—
Accrued expenses	393,313	—
Other current liabilities	1,489,649	—
Income taxes payable	33,545	—

Total Liabilities	7,582,049	—

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)    Short-term investments

Short-term investments consist of structured time deposits maintained in a bank having maturities within one year when purchased and having restrictions on withdrawal. The structured time deposits are classified as held-to-maturity debt securities and are carried at amortized cost, which is equivalent to their initial acquisition cost.

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

The Company recorded $96,814, $305,281 and $258,078 of inventory write-downs in 2012, 2013 and 2014, respectively.

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

The Group has sold its entire equity interest of its affiliate for a consideration of US$2.0 million and recognized a gain on disposal of US$1.3 million in 2014.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)    Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group assesses the recoverability of these long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the future undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment equal to the difference between the carrying amount and fair value of these assets. The Group recorded impairment loss for its long-lived assets in the amount of nil, $3,695,805 and nil in selling, general and administrative expenses in the consolidated statements of comprehensive loss for the years ended December 31, 2012, 2013 and 2014, respectively. See Note 3 and 4, “Fair value” and “Held-for-sale assets”, for additional discussion on the impairment of long-lived assets.

(l)   Franchise

The Group previously entered into franchise agreements with unaffiliated franchisees to operate under the Group’s brand names. Under these agreements, the Group charges its franchisees nominal upfront fees for the use of the Group’s information system, which is amortized ratably over the franchise agreement period. Further, key aspects of the agreements provide that (i) the Group is required to approve the location of the franchisee stores, (ii) the franchisee stores may only sell to end customers and may not make bulk sales or internet sales, (iii) the Group will provide training of the store supervisor, as appointed by the franchisee, and store personnel, (iv) the Group will provide fashion trend updates and training on new products and (v) the franchisee will bear the cost of items (iii) and (iv). The Group is not involved in the daily operations nor does it participate in the decision making process of the franchisees.

The Company offers discounts to all of the franchisees at fixed percentage of retail price of the merchandise sold, and requires all of the franchisees to make full payment prior to the delivery of products.

The franchise agreements were disposed along with A&A business.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

2.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)        Revenue recognition

For the sale of health, beauty and lifestyle products, the Group recognizes revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured.

The Group utilizes delivery service providers. The Group accepts credit card and debit card payments or cash-on-delivery (“COD”) for products ordered through the independent websites and customer service center. Credit and debit card receivables as of December 31, 2013 and 2014 are immaterial. The Group normally collects credit and debit card receivables within three to four days after the sale. Credit and debit card processing fees are recorded in selling, general and administrative expenses and were immaterial for all periods presented. For COD sales, the delivery service providers are responsible for collecting payment from the customer at the point of delivery. The Group estimates and defers revenue and the related product costs for shipments that are in-transit to the customer. Revenue is recognized at the time the customer receives the products delivered. Amounts collected by delivery service providers but not remitted to the Group are classified as accounts receivable on the consolidated balance sheets. Payments received in advance of delivery are classified as advances from customers. The Company pays a fee to the delivery service provider and records such fee in cost of goods sold.

The Group allows its customers to return product within certain days of the sale. The Group estimates sales returns for such sales based on its own historical return experience.

Before the disposal of the A&A business, the Group recognizes revenue from the sale of both its own and third-party apparel and accessories through a 3rd party online platform and from the sale of merchandise through its stores. The Group recognizes revenue when persuasive evidence of an arrangement exists, products are delivered, the price to the buyer is fixed or determinable and collectability is reasonably assured. The Group recognizes revenue from its own retail stores at the point of sale.

The Group recognizes revenues from sales of apparel and accessories to franchisees on consignment basis upon sale to the ultimate customer as the consignment agreements allows the franchisee to return 100% of unsold merchandise at any given point of time.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

2.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)           Shipping and handling costs

Revenues include fees charged to customers for shipping and handling. Shipping and handling costs incurred for sale of products and recognized as cost of goods sold was $1,613,634, $2,079,746 and $1,695,937 for the years ended December 31, 2012, 2013 and 2014.

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

In 2013, the Group invited its customers to participate in a customer reward program and the membership was free of charge. Members accumulate membership points for their paid products, which can be redeemed for gifts with shipping cost born by the Group. The estimated costs to provide gifts and shipping are accrued and recorded as accruals for customer reward program as members accumulate points and recognized as sales and marketing expenses in the statements of comprehensive loss. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. The Group did not apply redemption rates to the estimation on reward cost due to the limited history of the customer reward program. The Group will apply a historical redemption rate prospectively in estimating the costs of reward points once there is sufficient historical information and accumulated knowledge on reward point redemption and expiration. As of December 31, 2013 and 2014 the accruals for customer reward program amounted to $428,527 and $675,212 respectively, based on the estimated liabilities under the customer reward program.

(p)           Expense classification

The following table illustrates the primary costs classified in each major expense category:

Cost of Goods Sold	Selling, General and Administrative Expenses
• Cost of merchandise sold; • Merchandise inventory write-down and shortage; And • Customer shipping and handling costs.

•             Payroll, bonus and benefit costs for retail and corporate associates;

•             Occupancy costs for retail, distribution center and corporate facilities;

•             Sample development costs

•             Advertising and marketing costs;

•             Legal, finance, information systems and other corporate overhead costs.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

2.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)           Advertising expenses

The Group expenses advertising costs as incurred. Total advertising expense was $269,595, $194,337 and $505,698 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash and cash equivalents denominated in RMB amounted to $13,166,618 and $14,810,563 at December 31, 2013 and 2014, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)           Fair value of financial instruments (Continued)

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. The Group did not have any material financial instruments that were required to be measured at fair value on a recurring basis as of December 31, 2013 and 2014. The carrying values of financial instruments, which consist of cash and cash equivalents, accounts receivable, short-term investments, other receivables, accounts payable and other payables are recorded at cost which approximates their fair value due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.

(y)            Share-based compensation

The Group’s share-based payment transactions are measured based on the grant-date fair value of the award. The fair value of the award, net of estimated forfeitures, is recognized as compensation expense over the period during which the recipient is required to provide services in exchange for the award, which is generally the vesting period.

(z)             Operating leases

Minimum rental expenses are recognized ratably over the lease term. The Group begins recognizing rental expense upon taking possession of the property. When a lease contains a predetermined fixed escalation of the minimum rent, the Group recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and the amounts payable under the lease as a short-term or long-term deferred rent liability. The Group also receives lease incentives upon entering into certain leases which are recorded on a straight-line basis as a reduction to rent expense over the term of the lease.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

2.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(ab) Recently issued accounting standards

In May 2014, the FASB and International Accounting Standards Board (“IASB”) issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The ASU shall be applied at the effective date, and the Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In November 2014, the FASB issued a new pronouncement which provides guidance on determining whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. The new standard requires management to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The effects of initially adopting the amendments in this Update should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective. The Group is assessing the effect of adoption of this guidance on the Group’s consolidated financial states.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The Company did not have any asset measured at fair value on a nonrecurring basis as of December 31, 2014. In 2013, held-for-sale assets with a carrying amount of $44,402,856 were written down to their fair value less cost to sell of $40,707,051, resulting in an impairment charge of $3,695,805.

4.                       HELD-FOR-SALE ASSETS

The Group’s logistic center and warehouse in Wujiang, Jiangsu Province (or “Logistic Center”) has completed construction and was put into use in 2012. In October 2013, management of the Company approved a plan to sell its Logistics Center including the prepaid land use right and it was reclassified as held-for-sale assets. The assets were written down to $40,707,051, representing the Company’s estimate of fair value less costs to sell as at December 31, 2013. The fair value was determined based on a memorandum of understanding that the Group entered into on October 31, 2013 with a 3rd party buyer (level 2). As a result, an impairment loss of $3,695,805 was recorded in selling, general and administrative expenses in the consolidated statements of comprehensive loss for the year ended December 31, 2013.

In July 2014, the Group changed the plan to sell the Logistic Center due to a shift in operating strategy. As such, the carrying amount of the related assets of the Logistic Center were reclassified from held-for-sale assets to property and equipment of $34,730,641 and prepaid land use right of $5,665,957 respectively, which represented the fair value of the Logistic Center upon reclassification.

In June 2014, management decided to discontinue the operations of and dispose the A&A business. As of June 30, 2014, the A&A business met all of the criteria of held for sale as set forth in ASC 360-10-45-9 and therefore was recorded as held-for-sale assets and liabilities at the expected selling price less cost to sell and resulted in an impairment loss of $9,280,050. The disposal of the A&A business resulted in a gain of $1,049,254 eventually, which was recorded in loss on discontinued operations together with the aforementioned impairment loss. For the statement of financial position to be comparable, assets and liabilities related to the A&A business as of December 31, 2013 were reclassified as held-for-sale at carrying amount as set forth in ASC 205-20-45-10.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

5.                PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2013	2014
	$	$
Leasehold improvements	3,162,265	1,709,615
Office equipment	3,787,262	3,174,732
Furniture	3,764,409	3,064,944
Vehicles	311,447	310,320
Buildings	—	34,112,577
Construction in progress	—	183,930
	11,025,383	42,556,118
Less: accumulated depreciation	(6,999,618)	(5,306,349)
	4,025,765	37,249,769

Depreciation expense was $1,019,934, $1,931,792 and $1,351,748 for the years ended December 31, 2012, 2013 and 2014, respectively for continuing business.

The Group’s Logistic Center was reclassified from held-for-sale assets to buildings as of December 31, 2014, see Note 4.

The Group has incurred continuous net losses for the three years ended December 31, 2014, the Group believes the continuing loss and the change in the business environment are indicators of possible impairment in its long-lived assets and performed an impairment analysis for each of its individual asset groups as of December 31, 2014. The Group recognized an impairment charge of $3,695,805 for the year ended December 31, 2013. The group did not incur any impairment of long-lived assets as of December 31, 2014.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

6.                       INTANGIBLE ASSETS, NET

	As of December 31,
	2013	2014
	$	$
Trademarks	25,000	—
Software	3,791,270	2,900,857
Less: accumulated amortization	(2,943,741)	(2,427,438)
	872,529	473,419

Amortization expense was $133,342, $239,640 and $219,154 for the years ended December 31, 2012, 2013 and 2014, respectively for continuing business. The estimated amortization expense is $274,711, $140,417, $39,155, $12,876 and $6,260 for the years ending December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

7.                       INVESTMENT IN AN AFFILIATE

In November 2012, the Group entered into a subscription and contribution agreement with Giosis Pte. Ltd (“Giosis”) to form a joint venture, Giosis Mecoxlane Ltd. (“Giosis Mecoxlane”), to operate an online marketplace in China on the M18.com website. The capital contributions by Giosis and the Company to Giosis Mecoxlane were $15 million and $5 million in cash, respectively. The Group also contributed certain non-cash assets, including the domain name of M18.com and certain trademarks and intangible assets. Giosis holds 60% and the Company holds 40% of the outstanding equity interests of Giosis Mecoxlane. The Group does not control the board of Giosis Mecoxlane, and does not have the power to direct the entity’s significant operating activities. Therefore, the transaction was accounted for using the equity method. The Group recorded a gain of $6.0 million in connection with the contribution of intangible assets described above to Giosis Mecoxlane for the year ended December 31, 2013.

On December 19, 2014, the Company entered into a share purchase agreement with Oak Investment Partners XII, LP, pursuant to which the Company sold its entire equity interest in Giosis Mecoxlane for a consideration of US$2.0 million. A net gain of $1.3 million was recognized from the disposal and the deal was completed on December 22, 2014.

The Group has filed Giosis Mecoxlane’s consolidated financial statements that have been audited by the other auditor as indicated in the Group’s annual report on Form 20-F for the year ended December 31, 2014, as the 20% significant subsidiary test was met for the current year in accordance with Rule 3-09 of SEC Regulation S-X.

8.                       ACCRUED EXPENSES

	As of December 31,
	2013	2014
	$	$
Accrued advertising expense	—	15,417
Accrued shipping and handling costs	445,956	159,854
Accrued payroll	1,296,969	1,229,196
Others	1,493,510	2,036,850
	3,236,435	3,441,317

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

9.                REDEEMABLE NONCONTROLLING INTEREST

The noncontrolling interests in Rampage Cayman contain contingent put options that give the holder the right to redeem the noncontrolling interests upon the occurrence of future events, such as a change of control in the Group, the Group’s successful initial public offering and certain performance targets for which the redemption amount is determined at the time of exercise of the put options based on the Group’s net income for the most recent fiscal year. Upon the Group’s initial public offering, the holder signed an agreement not to exercise the put option until at least October 26, 2011. The Group has accreted changes in the redemption value of the noncontrolling interest over the period from initial public offering date to the earliest redemption date using interest method. As of December 31, 2013 and 2014, the redemption value of the redeemable noncontrolling interests was nil and nil, respectively, because the Group and Rampage Cayman suffered losses in 2013 and 2014, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

10.         DISCONTINUED OPERATION

On August 8, 2014, the Company entered into a share purchase agreement to the sale of Mixblu Limited and its subsidiaries and certain assets to Fast Fashion China Limited, a company controlled by the former chief executive officer of the Group.

Pursuant to the agreement, the adjusted consideration was approximately $6.1 million and the closing date was September 18, 2014. The A&A business shall have been deemed transferred to Fast Fashion China Limited as of July 31, 2014 including without limitation any changes in assets and liabilities and results of operations.

As of December 31, 2014, the Company has received all the consideration. In accordance with ASC 360-10, the result of A&A business have been excluded from continuing operations and reported as discontinued operation for the current and prior periods.

Accordingly, the discontinued operations were retrospectively reflected for all the years presented in the consolidated statements of comprehensive loss. The following shows summarized operating results reported as discontinued operations for the years ended December 31, 2012, 2013 and 2014:

	2012	2013	2014
	$	$	$
Net Revenues	112,996,103	44,799,542	22,060,470
Cost of goods sold (excluding depreciation and amortization)	84,508,624	36,797,383	17,662,870
Operating expenses:
Selling, general and administrative expenses	56,779,270	33,792,763	14,261,642
Depreciation and amortization	3,012,283	2,947,892	1,711,219
Other operating income, net	(952,458)	(301,713)	—
Total operating expenses	58,839,095	36,438,942	15,972,861
Other income, net	—	—	13,699
Impairment on the discontinued operation	—	—	(9,280,050)
Gain on disposal of the discontinued operation	—	—	1,049,254
Net loss from discontinued operation	(30,351,616)	(28,436,783)	(19,792,358)

The following table shows the major classes of assets and liabilities of the discontinued business as of December 31, 2013 and the date of the disposal, respectively:

	2013.12.31	2014.7.31
	$	$
Cash and cash equivalents	1,475,172	1,051,649
Accounts receivable	799,713	859,542
Other receivables	1,807,509	2,128,646
Advances to suppliers and prepaid expenses	1,216,689	556,720
Merchandise inventories	20,536,041	14,046,603
Property and equipment, net	2,193,195	2,484,505
Intangible assets, net	44,520	30,161
Other non-current assets	585,345	—
Accounts payable	(4,497,593)	(4,372,876)
Advances from customers	(1,076,283)	(791,392)
Accrued expenses	(393,313)	(380,307)
Other current liabilities	(1,489,649)	(1,215,022)
Income taxes payable	(33,545)	(33,161)
Net assets	21,167,801	14,365,068

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

11. SHARE-BASED COMPENSATION

2006 Stock Option Plan

In December 2006, the Board of Directors of the Group approved the 2006 Incentive Stock Option Plan (the “2006 Plan”). Options under the 2006 Plan may be granted for periods of up to ten years and at prices as determined by the Board of Directors. The vesting period of the options vary from nil to four years from the date of grant. The Board of Directors authorized a total of 63,456,083 ordinary shares for issuance under the 2006 Plan. As of December 31, 2014, no options to purchase ordinary shares were outstanding or available for future grant.

2008 Stock Option Plan

In January 2008, the Board of Directors of the Group approved the 2008 Stock Option Plan (the “2008 Plan”). Options under the 2008 Plan may be granted for periods of up to ten years and at prices as determined by the Board of Directors. The Board of directors authorized a total of 57,370,401 of ordinary shares for issuance under the 2008 Plan. As of December 31, 2014, no options to purchase ordinary shares were available for future grant, and no restricted shares and share options were outstanding.

2011 Share Incentive Plan

In October 2010, the Board of Directors of the Group approved the 2011 Share Incentive Plan (the “2011 Plan”), under which a maximum of 25,358,047 awards may be issued in the form of restricted shares, options, or share appreciation rights. As of December 31, 2014, no restricted shares and share options were outstanding under the 2011 Plan.

2012 Share Incentive Plan

In May 2012, the Board of Directors of the Group approved the 2012 Share Incentive Plan (the “2012 Plan”), under which a maximum of 26,155,837 awards may be issued in the form of restricted shares, options, or share appreciation rights. As of December 31, 2014, no restricted shares, options or share appreciation rights had been granted under the 2012 Plan.

Option modification

In December 2011, the Board of Directors approved an option modification to reduce the exercise price of 76,110,625 options to the then fair market value of the Company’s ordinary shares underlying such options. All other terms of the share options granted under the 2006 and 2008 stock option plan remain unchanged. In addition to the exercise price reduction, the modified options granted under the 2011 Plan contain performance conditions which may accelerate vesting if the Company’s Non-GAAP net income, as defined, reaches certain targets. The modification resulted in incremental compensation cost of $1,955,559, of which $194,146, $11,581 and $267,362 were recorded during the years ended December 31, 2012, 2013 and 2014, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

11.  SHARE-BASED COMPENSATION (Continued)

Share option exchange program

On January 30, 2013, the Board of Directors approved a share option exchange program (the “Share Option Exchange Program”) that offered the Group’s eligible directors and employees the right to exchange vested outstanding share options under the “2006 Plan”, the “2008 Plan” and the “2011 Plan” for the Group’s restricted shares at certain applicable ratio. These replacement restricted shares are subject to a vesting schedule of one year after the grant date. In 2013, a total of 36 directors and employees tendered an aggregate of 64,850,654 options to exchange for an aggregate of 54,888,589 restricted shares. The modification resulted in incremental compensation cost of $2,937,272, of which $2,495,861 and $441,411 was recorded in the years ended December 31, 2013 and 2014, respectively.

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

	2011	2013
Average risk-free rate of return	0.36% – 2.27%	0.18% – 0.81%
Expected term	2.70-5.88 years	0.54-4.75 years
Volatility rate	51.37% - 63.63%	85.62% - 112.83%
Expected dividend yield	—	—

There were no options granted for the year ended December 31, 2014.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

11.         SHARE-BASED COMPENSATION (Continued)

A summary of the stock option activity is as follows:

		Weighted- average exercise	Weighted- average remaining	Aggregate intrinsic
	Shares	price	contractual life	value
Options outstanding at January 1, 2014	2,200,000	$0.16
Forfeited	(2,200,000)	$0.16
Options outstanding at December 31, 2014	—	—	—	—
Options vested or expected to vest	—	—	—	—
Options exercisable	—	—	—	—

There were no options granted during the years ended December 31, 2013 and 2014.

As of December 31, 2014, there was no unrecognized compensation cost related to non-vested options.

The total intrinsic value of options exercised for the years ended December 31, 2012, 2013 and 2014 was $1,370, nil and nil, respectively.

Restricted shares

On October 4, 2011, the Company granted 11,678,047 restricted shares to employees under the “2011 Plan”. The restricted shares have a vesting period of three years with the first one-third vesting on the first anniversary from grant date and the remaining two-thirds vesting ratably over eight quarters. Vesting may be accelerated if the Company’s Non-GAAP net income, as defined, reaches certain targets for 2012 or 2013. The Group does not believe vesting under the performance condition is probable and has recognized compensation expense over the three year vesting period. The grant date fair value of the restricted shares was $2,012,795. The fair value of restricted shares granted and vested during the years ended December 2012, 2013 and 2014 was $582,651 $325,077 and $278,522, respectively. As of December 31, 2014, no above restricted shares were outstanding.

On February 2, 2013, a total of 31 directors and employees tendered an aggregate of 42,125,654 options in exchange for an aggregate of 39,299,154 restricted shares according to the Share Option Exchange Program. The grant date fair value of the restricted shares was $2,763,298. The fair value of restricted shares granted and vested during the year ended December 31, 2013 and 2014 was $2,533,023 and $376,781, respectively. As of December 31, 2014, no above shares were outstanding.

On February 22, 2013, a total of 5 employees tendered an aggregate of 5,725,000 options in exchange for an aggregate of 4,446,000 restricted shares according to the Share Option Exchange Program. However if these employees’ services are terminated, the unvested Restricted Shares shall become 100% vested upon such termination according to the agreements. The grant date fair value of the restricted shares was $425,358. The fair value of restricted shares granted and vested during the year ended December 2013 was $425,358. As of December 31, 2013, all these five employees were terminated, and accordingly all restricted shares were vested in 2013. As of December 31, 2014, no above shares were outstanding.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

11.                               SHARE-BASED COMPENSATION (Continued)

On March 1, 2013, the Company granted 630,000 restricted shares to non-executive directors under the 2011 Share Incentive Plan. The restricted shares have a vesting period of three years with the first one-third vesting on the first anniversary from grant date and the remaining two-thirds vesting ratably over eight quarters. The grant date fair value of the restricted shares was $43,029. During 2014, 393,750 shares of above were forfeited due to the resignation of all above directors. The fair value of restricted shares granted and vested during the years ended December 31, 2013 and 2014 was $11,952 and $4,183, respectively. As of December 31, 2014, no above shares were outstanding.

On May 11, 2013, a director tendered an aggregate of 17,000,000 options in exchange for an aggregate of 11,143,435 restricted shares according to the Share Option Exchange Program. The grant date fair value of the restricted shares was $848,881. The fair value of restricted shares granted and vested during the years ended December 31, 2013 and 2014 was $565,921 and $282,960, respectively. As of December 31, 2014, no above shares were outstanding.

A summary of the restricted shares is as follows:

	Shares	Weighted- average fair value
Restricted shares outstanding at January 1, 2014	16,211,058	$0.10
Granted	—	—
Forfeited	(863,488)	$0.13
Vested	(15,347,570)	$0.10
Restricted shares outstanding at December 31, 2014	—	—

For the years ended December 31, 2012, 2013 and 2014, the Group recorded share-based compensation expense of $2,119,171, $4,175,756 and $985,772 respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

12.   EMPLOYEE RETIREMENT BENEFIT

Full time employees in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to make contributions based on certain percentages of the employees’ basic salaries. Other than the contribution, there is no further obligation under these plans. The total contribution for such employee benefits was $2,155,356, $2,121,411 and $2,754,151 for the years ended December 31, 2012, 2013 and 2014, respectively.

13.   DISTRIBUTION OF PROFIT

Pursuant to laws applicable to entities incorporated in the PRC, the PRC subsidiaries are prohibited from distributing their statutory capital and are required to appropriate from PRC GAAP profit after tax to other non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. The general reserve fund requires annual appropriation at 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the appropriation reaches 50% of statutory capital; the appropriation to the other funds are at the discretion of the subsidiaries. If the subsidiaries have cumulative losses, the general reserve is not required until the PRC subsidiaries have made up the losses. As of December 31, 2013 and 2014, majority of the Company’s PRC subsidiaries have reserve funds less than 50% of their statutory capital as they have incurred cumulative losses from earlier periods.

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

Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances. The Company’s PRC subsidiaries had total statutory capital of $84,113,331 and $82,483,386 at December 31, 2013 and 2014, respectively. The balance of the general reserve fund at December 31, 2013 and 2014 was $943,499 and $284,255, respectively, and total after-tax profits appropriated for the statutory reserve were $11,760 and nil for the years ended December 31, 2013 and 2014, respectively. The total restricted amount was $85,056,830 and $82,767,641 at December 31, 2013 and 2014, respectively.

14.   INCOME TAX EXPENSE

Income tax expense is comprised of:

	2012	2013	2014
	$	$	$
Current tax	—	—	—
Deferred tax	323,911	—	—
	323,911	—	—

Cayman Islands

Under the current laws of the Cayman Islands, Mecox Lane Limited, eMecoxLane, Rampage Cayman and Mexi-Care are not subject to tax on income or capital gains.

Hong Kong

The Group’s Hong Kong subsidiaries, MecoxLane Hong Kong, Rampage Hong Kong, eMecoxLane Hong Kong, and Mexi-Care Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

14.   INCOME TAX EXPENSE (Continued)

PRC

The income tax rate of 2012 for Mai Wang Information was 12.5% due to the “qualified software company” status and 25% for 2013 and onwards under the Tax Law.

The other subsidiaries and VIEs are subject to the uniform tax rate of 25% for all periods presented.

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized benefits associated with the tax positions. At December 31, 2013 and 2014, the amount of gross unrecognized tax benefits was nil. The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 ($16,400) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2008 through 2014 on non-transfer pricing matters, and from 2003 through 2014 on transfer pricing matters.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

14.   INCOME TAX EXPENSE (Continued)

PRC (Continued)

The principal components of deferred tax assets are as follows:

	As of December 31,
	2013	2014
	$	$
Deferred tax assets:
Inventory write-downs	3,565,291	26,176
Accrued expenses	670,989	646,923
Others	52,005	47,489
Total current deferred tax assets	4,288,285	720,588
Less: valuation allowance	(4,288,285)	(720,588)
Net current deferred tax assets	—	—

Net operating loss carry-forwards	11,263,697	13,630,512
Basis difference in long-lived assets	1,020,262	566,242
Total non-current deferred tax assets	12,283,959	14,196,754
Less: valuation allowance	(12,283,959)	(14,196,754)
Net non-current deferred tax assets	—	—
Total deferred tax assets	—	—

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

As of December 31, 2014, the Group’s PRC subsidiaries had net operating loss carry forwards of $13,630,512, of which $42,657, $4,376,012, $3,430,645, $3,136,263 and $2,644,935 will expire in 2015, 2016, 2017, 2018 and 2019, respectively. The Group provided a full valuation allowance as it is not more likely than not that the net operating losses can be utilized before expiration. As a result, the Group has recognized valuation allowance of $16,572,244 and $14,917,342 as of December 31, 2013 and 2014, respectively.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

14.   INCOME TAX EXPENSE (Continued)

PRC (Continued)

Reconciliation between the income tax expense computed by applying the PRC statutory corporate income tax rate to income before income taxes and the actual income tax expense is as follows:

	2012	2013	2014
PRC corporate income tax	25.0%	25.0%	25.0%
Expense not deductible for tax purposes	(0.8)%	(1.3)%	(21.9)%
Effect of change in valuation allowance	(22.2)%	(20.0)%	8.0%
Effect of difference in reversal rate	0.0%	0.6%	0.0%
Effect of different tax rate of group entities in other jurisdiction	(4.5)%	(4.3)%	(11.1)%
Effect of prior year true-up	1.0%	0.0%	0.0%
	(1.5)%	0.0%	0.0%

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

15.  INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) attributable to the Company’s ordinary shareholders per share have been calculated for the years ended December 31, 2012, 2013 and 2014 as follows:

	2012	2013	2014
Numerator:
Net income from continuing operations	$7,919,466	$1,826,492	$3,442,098
Net loss on discontinued operations	$(30,351,616)	$(28,436,783)	$(19,792,358)
Net loss available to Mecox Lane Limited shareholders	$(22,432,150)	$(26,610,291)	$(16,350,260)

Denominator:
Weighted average ordinary shares—basic	404,247,016	418,347,060	452,758,464
Dilutive effect of share options	140,207	3,904,603	—
Weighted average ordinary shares-diluted	404,387,223	422,251,663	452,758,464

Net income per share attributable to Mecox Lane-basic
Income from continuing operations	0.02	0.01	0.01
Loss on discontinued operations	(0.08)	(0.07)	(0.04)

Net income per share attributable to Mecox Lane-diluted
Income from continuing operations	0.02	0.01	0.01
Loss on discontinued operations	(0.08)	(0.07)	(0.04)

For the years ended December 31, 2012, 2013 and 2014, the Group had 72,747,294, 2,200,000 and nil share options, and 6,730,575, 16,211,058 and nil restricted shares, respectively, which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted loss per share as their effects would have been anti-dilutive.

16.   SEGMENT REPORTING

The Group’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the operating results of various product distribution channels to make decisions about allocating resources and assessing performance for the entire Group. Prior to the disposal of A&A business in 2014, the Group had four reporting segments, which were e-commerce channel, call center, company-owned stores and franchised stores. Upon the disposal of A&A business, management no longer reviews operating results by channel, therefore, as of December 31, 2014, the Group had only one segment. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

17.   RELATED PARTY TRANSACTIONS

Cnshangquan purchased 290,564,842 ordinary shares of the Company from former shareholders, representing approximately 63.7% equity interests in the Company for a total cash consideration of approximately $39.0 million on May 21, 2014. Prior to the completion of the acquisition by Cnshangquan E-Commerce Co., Ltd (“Cnshangquan”) as of May 21, 2014, for the years ended December 31, 2012, 2013 and period ended May 21, 2014, the Group recorded advertising expense of $2,524,824, nil and nil, respectively, for services received from Qihoo 360 Technology Co, Ltd. (“Qihoo”), an affiliate of which Neil Shen, the Group’s former chairman of the board was a director. The amount due to Qihoo was nil and nil as of December 31, 2013 and 2014, respectively.

For the years ended December 31, 2012, 2013 and period ended May 21, 2014, the Group recorded sales of goods in revenue of $2,818,196, $11,109,843 and $5,455,781 to VIPShop Holdings Limited (“VIPShop”), with which the Group shared the same major shareholder prior to the completion of the acquisition by Cnshangquan on May 21, 2014. The amount due from VIPShop was nil as of December 31, 2013 and 2014. The amount due to VIPShop was $459,623 and nil as of December 31, 2013 and 2014, which represents advanced payments from VIPShop. All above transactions mentioned were presented in discontinued operations for the years ended December 31, 2012, 2013 and 2014 of the consolidated statements of comprehensive loss.

For the years ended December 31, 2013 and 2014, the Group recorded sales commission of $716,504 and $92,283 to Giosis Mecoxlane Limited (“Giosis Mecoxlane”) respectively, of which the Company held 40% of the outstanding equity interests prior to its disposal on December 22, 2014. For the years ended December 31, 2013 and period ended December 22, 2014, the Group recorded $227,052 and $156,650 service revenue from Giosis Mecoxlane, respectively. The amount due from Giosis Mecoxlane was $224,479 and $3,797 as of December 31, 2013 and 2014, respectively. The receivables from Giosis Mecoxlane mainly represent amounts receivable of the goods sold through M18.com, which is operated by Giosis Mecoxlane. The amount due to Giosis Mecoxlane was $176,147 and nil as of December 31, 2013 and 2014, respectively, which represents the other payables to Giosis Mecoxlane.

For the year ended December 31, 2014, the Group recorded property management fees of $64,945 paid to Jiangsu Hongtu Property Management Ltd. (or “Hongtu Property”) who began managing the Company’s warehouse since August 2014, and made payment of $174,533 to Hongtu Sanpower Hi-tech Ltd (or “Hongtu Hi-tech”)for equipment purchase. Hongtu Property and Hongtu Hi-tech share the same major shareholder with Cnshangquan, which owns 63.7% of the outstanding equity interests of the Company since May 22, 2014.

MECOX LANE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollars, except number of shares)

18.   COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group has operating lease agreements for offices. Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2014 are as follows:

Years ending:	$

2015	1,236,695
2016	1,012,109
2017	916,914
2018	916,914
2019	916,914
After 2019	1,833,828
6,833,374

Capital commitment

As of December 31, 2014, the Group had contracted for capital expenditures of $823,511. Such amounts are expected to be incurred during the year ending December 31, 2015.

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

Additional Information—Financial Statement Schedule 1

MECOX LANE LIMITED

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America

Financial Information of Parent Company

BALANCE SHEETS

(In U.S. Dollars except share data)

	December 31,
	2013	2014
	$	$
Assets
Current asset:
Cash and cash equivalents	967,568	3,337,249

Total current assets	967,568	3,337,249
Investments in subsidiaries and affiliates	67,726,713	49,797,651

Total assets	68,694,281	53,134,900

Liabilities and equity
Current liabilities:
Accrued expenses and other current liabilities	605,528	882,992

Equity
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 439,876,279 and 455,223,849 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	43,988	45,523
Additional paid-in capital	168,833,542	169,817,779
Accumulated deficit	(108,489,575)	(124,839,835)
Accumulated other comprehensive income	7,700,798	7,228,441

Total equity	68,088,753	52,251,908

Total liabilities and equity	68,694,281	53,134,900

Financial Information of Parent Company

STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. Dollars)

	2012	2013	2014
	$	$	$
Operating expense:
General and administrative expense	(4,064,063)	(6,050,882)	(3,531,358)
Other operating income, net	—	6,000,000	1,330,165

Operating loss	(4,064,063)	(50,882)	(2,201,193)
Interest income	2,007	14	17
Other income, net	121,342	1,068,187	(133,190)

Equity in losses of equity method investees	(18,491,436)	(27,627,610)	(14,015,894)

Net loss	(22,432,150)	(26,610,291)	(16,350,260)

Other comprehensive income:
Change in cumulative foreign currency translation adjustment	91,198	1,408,045	(472,357)

Comprehensive loss	(22,340,952)	(25,202,246)	(16,822,617)

Financial Information of Parent Company

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. Dollars)

	2012	2013	2014
	$	$	$
Cash flows from operating activities:
Net loss	(22,432,150)	(26,610,291)	(16,350,260)
Adjustments to reconcile net income to net cash provided (used in) by operating activities:
Share-based compensation	2,119,171	4,175,756	985,772
Gain on contribution of intangible assets to an affiliate	—	(6,000,000)	—
Gain on disposal of affiliate	—	—	(1,330,165)
Equity in losses of subsidiaries	18,491,436	22,136,126	9,139,370
Equity in loss of an affiliate	—	5,491,484	4,876,523
Changes in operating assets and liabilities:
Amount due from subsidiaries and an affiliate	—	1,133,903	1,780,975
Accrued expenses and other current liabilities	193,901	(151,777)	277,464

Net cash provided (used in) by operating activities	(1,627,642)	175,201	(620,321)

Cash flows from investing activities:
Investing in Joint Venture	(5,000,000)	—	—
Proceeds from disposal of affiliate	—	—	2,000,000
Proceeds from disposal of apparel and accessories business	—	—	990,002
Investment in subsidiaries and an affiliate	6,596,536	—	—

Net cash provided by investing activities	1,596,536	—	2,990,002

Cash flows from financing activities
Repurchase of treasury stock	(572,168)	(701,196)	—
Net cash provided by (used in) financing activities	(572,168)	(701,196)	—
Net increase (decrease) in cash and cash equivalents	(603,274)	(525,995)	2,369,681
Cash and cash equivalents at beginning of year	2,096,837	1,493,563	967,568

Cash and cash equivalents at end of year	1,493,563	967,568	3,337,249

NOTE TO SCHEDULE 1

1)                Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e) (3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2014, $82,767,641 was not available for distribution and, as such, the condensed financial information of the Company as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014 have been presented.

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

3)                As of December 31, 2014 and 2013, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.